FILED BY NOKIA CORPORATION

PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933

SUBJECT COMPANY: ALCATEL-LUCENT

FILE NO. 001-11130

LISTING PROSPECTUS	October 23, 2015

Listing of a Maximum of 2 100 000 000 Shares

This listing prospectus (the “Listing Prospectus”) has been prepared for the purpose of listing a maximum of 2 100 000 000 new shares (the “Offered Shares”) in Nokia Oyj (“Nokia”, “Nokia Corporation” or the “Company”), a public limited liability company organized under the laws of Finland, on NASDAQ OMX Helsinki Ltd (“Nasdaq Helsinki”). In addition, this Listing Prospectus will be used for admission to trading and official listing on Euronext Paris of all the Offered Shares and all of the existing issued and outstanding shares in Nokia, and in connection with a public exchange offer in France (the “French Offer”, as described in more detail below), for which purposes this Listing Prospectus will be notified to the French stock market authority (Autorité des marchés financiers, or “AMF”).

Nokia has agreed to make an offer to acquire Alcatel Lucent (“Alcatel Lucent”), a French société anonyme incorporated under the laws of France, (the “Acquisition”) pursuant to the terms of a Memorandum of Understanding entered into on April 15, 2015 (as amended, the “Memorandum of Understanding”). Pursuant to the Memorandum of Understanding, the Acquisition will be carried out through a public exchange offer by Nokia comprised of two offers, a French public exchange offer and a U.S. public exchange offer (the “U.S. Offer” and, together with the French Offer, the “Exchange Offer”). The Company offers to acquire all of the issued and outstanding Alcatel Lucent ordinary shares (each an “Alcatel Lucent Share”), Alcatel Lucent American Depositary Shares, each representing one Alcatel Lucent Share (each an “Alcatel Lucent ADS”), Alcatel Lucent bonds convertible into new Alcatel Lucent Shares or exchangeable for existing Alcatel Lucent Shares due on July 1, 2018 (each a “2018 OCEANE”), Alcatel Lucent bonds convertible into new Alcatel Lucent Shares or exchangeable for existing Alcatel Lucent Shares due on January 30, 2019 (each a “2019 OCEANE”) and Alcatel Lucent bonds convertible into new Alcatel Lucent Shares or exchangeable for existing Alcatel Lucent Shares due on January 30, 2020 (each a “2020 OCEANE” and all 2020 OCEANEs together with all 2018 OCEANEs and all 2019 OCEANEs, the “OCEANEs”, and the OCEANEs together with the Alcatel Lucent Shares and the Alcatel Lucent ADSs, the “Alcatel Lucent Securities”). The Company has filed on August 14, 2015 a draft registration statement on Form F-4 (the “Form F-4”) with the U.S. Securities and Exchange Commission (the “SEC”), as the same may be amended from time to time, concerning the U.S. Offer, and will file a draft offer document with the AMF (the “French Offer Document”) concerning the French Offer. For more information about the Exchange Offer, refer to sections “The Alcatel Lucent Transaction”, “The Memorandum of Understanding” and “The Exchange Offer” of this Listing Prospectus.

The Alcatel Lucent Shares are listed on Euronext Paris, Alcatel Lucent ADSs are quoted on the New York Stock Exchange (“NYSE”) and OCEANEs are traded on Euronext Paris. In the French Offer, the Company is offering 0.55 shares of Nokia (each a “Nokia Share”) per Alcatel Lucent Share, and such number of Nokia Shares per one OCEANE that is based on the exchange ratio of 0.55 Nokia Shares per each Alcatel Lucent Share which would be issuable upon conversion or exchangeable upon exchange of the OCEANE at the conversion/exchange ratio which will apply on the date of commencement of the Exchange Offer. In the U.S. Offer, the Company is offering 0.55 Nokia Shares per Alcatel Lucent Share; 0.55 Nokia American Depositary Shares (each a “Nokia ADS”), each representing one Nokia Share, per Alcatel Lucent ADS; and such number of Nokia Shares per one OCEANE that is based on the exchange ratio of 0.55 Nokia Shares per each Alcatel Lucent Share which would be issuable upon conversion or exchangeable upon exchange of the OCEANE at the conversion/exchange ratio which will apply on the date of commencement of the Exchange Offer (with the consideration of the French Offer, the “Share Consideration”). The Share Consideration consists of up to 2 100 000 000 Offered Shares, which represent approximately 36 percent of the Company’s outstanding shares and votes conferred by the Company’s shares after the Completion of the Exchange Offer (as defined in the section “Certain Information”), assuming that the Exchange Offer is fully accepted.

Nokia Shares are listed on the official list of Nasdaq Helsinki. Nokia ADSs are quoted on the NYSE. Nokia has applied for the Nokia Shares (including the Offered Shares) to be listed on Euronext Paris (the “Admission”) in conjunction with the Exchange Offer. Nokia expects to request that the Admission be approved to take effect prior to the completion of the Exchange Offer. In addition, Nokia will apply for listing of the Offered Shares and the Nokia ADSs to be issued in connection with the U.S. Offer on Nasdaq Helsinki and NYSE, respectively. If the Conditions (as defined in the section “The Exchange Offer—Terms of the Exchange Offer—Conditions to the Exchange Offer”) to accept, and to exchange, any Alcatel Lucent Securities validly tendered into the Exchange Offer have been satisfied or, if applicable, waived, the Offered Shares and Nokia ADSs, which will be delivered to those holders of Alcatel Lucent Securities that have tendered their Alcatel Lucent Securities into the Exchange Offer, will be delivered approximately five French trading days following the announcement of the results of the French Offer by the AMF, in accordance with the applicable Finnish, French and U.S. rules and regulations.

Certain risks related to Nokia, Alcatel Lucent and the Exchange Offer are described in the section “Risk Factors” below beginning on page 90.

The purpose of this Listing Prospectus is to have the Offered Shares listed on Nasdaq Helsinki and to have all the Nokia Shares (including the Offered Shares) admitted to trading and official listing on Euronext Paris. No issue or offering of Offered Shares is made by Nokia solely in connection with the publication of this Listing Prospectus. The Offered Shares will comprise Nokia Shares to be issued in connection with the Exchange Offer and in any potential subsequent offers, squeeze-outs or share issues required to complete the Acquisition. No sale or offering of Nokia Shares or other securities in Nokia is made by the Company pursuant to or in connection with the publication of this Listing Prospectus. This Listing Prospectus does not concern the listing of the Nokia ADSs, and matters relating to the Nokia ADSs, including possible risks relating to the ADSs, are not exhaustively described in this Listing Prospectus.

This Listing Prospectus may not be distributed or otherwise made available, and the Offered Shares may not be offered or sold, directly or indirectly, in any jurisdiction outside Finland, unless such distribution, offer, sale or exercise would be permitted under applicable law in the relevant jurisdiction. The Offered Shares will be registered under the U.S. Securities Act of 1933, pursuant to the Form F-4.

LISTING AGENT

CERTAIN INFORMATION

This Listing Prospectus has been prepared in accordance with the Finnish Securities Market Act (746/2012, as amended), Commission Regulation (EC) No 809/2004 implementing Directive 2003/71/EC of the European Parliament and of the Council concerning information contained in Prospectuses as well as the format, incorporation by reference and publication of such Prospectuses and dissemination of advertisements, Commission Delegated Regulation (EU) No 486/2012 (as amended) of 30 March 2012 amending Regulation (EC) No 809/2004 as regards the format and the content of the Prospectuses (“Commission Regulation”), the base Prospectuses, the summary and the final terms and as regards disclosure requirements (annexes I, II, III and XXII), Decree 1019/2012 of the Ministry of Finance on the Prospectus Referred to in Chapter 3-5 of the Securities Market Act, and the regulations and guidelines issued by the Finnish Financial Supervisory Authority (the “FIN-FSA”).

This Listing Prospectus also contains the summary referred to in Chapter 4 Section 6 Paragraph 4 of the Finnish Securities Market Act in the format required by the Commission Regulation. The summary is translated into Finnish and French languages. The FIN-FSA has approved this Listing Prospectus but is not liable for the correctness of the information presented herein. The journal number of the FIN-FSA’s decision of approval is FIVA 85/02.05.04/2015. A certificate of approval of the Listing Prospectus, with a copy of the Listing Prospectus and the French language translation of its summary will be, in accordance with the Prospectus Directive, notified to the AMF to be used for admission to trading and official listing on Euronext Paris of all of the Offered Shares and all of the existing Nokia Shares, and in connection with the French Offer. The Company has also filed the Form F-4 with the U.S. Securities and Exchange Commission concerning the offering of the Offered Shares in the United States and will file the French Offer Document with the AMF concerning the French Offer. The information contained in the Form F-4 as of the date of this Listing Prospectus is preliminary and incomplete and the Form F-4 is subject to future amendments and changes before becoming effective.

In this Listing Prospectus, any reference to the “Company”, “Nokia”, “Nokia Corporation” or “Nokia Group” means Nokia Oyj and its subsidiaries on a consolidated basis, except where it is clear from the context that the term means Nokia Oyj or a particular subsidiary or business unit only, and except that references and matters relating to the shares and share capital of Nokia or matters of corporate governance shall refer to the shares, share capital and corporate governance of Nokia Oyj.

In this Listing Prospectus, any reference to “Alcatel Lucent”, or “Alcatel Lucent Group” means Alcatel Lucent and its subsidiaries on a consolidated basis, except where it is clear from the context that the term means Alcatel Lucent or a particular subsidiary or business unit only, and except that references and matters relating to the shares and share capital of Alcatel Lucent or matters of corporate governance shall refer to the shares, share capital and corporate governance of Alcatel Lucent.

In this Listing Prospectus, Nokia together with Alcatel Lucent referred to as the “Combined Company” assumes that the Exchange Offer is successfully completed as contemplated in this Listing Prospectus.

In this Listing Prospectus, “Completion of the Exchange Offer”, “Completion of the U.S. Offer”, “Completion of the French Offer” or “Completion of the subsequent offering period” refer to settlement and delivery of the Nokia Shares to the holders of Alcatel Lucent Securities in accordance with the terms of the Exchange Offer and Conditions after the announcement of the successful results of the French Offer by the AMF (taking into account the results of the U.S. Offer) or the results of the subsequent offering period, as applicable.

In this Listing Prospectus, “Nokia Annual Report” refers to Nokia’s annual report on Form 20-F for the fiscal year ended December 31, 2014 and “Nokia Interim Report” refers to Nokia’s report on Form 6-K for the period ended June 30, 2015. In this Listing Prospectus, “Alcatel Lucent Annual Report” refers to Alcatel Lucent’s annual report on Form 20-F for the year ended December 31, 2014 filed with the SEC on March 24, 2015 together with the additional information presented in Alcatel Lucent’s reference document (document de reference) for the year ended December 31, 2014 filed with the AMF on March 20, 2015 under No. D. 15-0179, and “Alcatel Lucent Interim Report” refers to Alcatel Lucent’s report on Form 6-K for the period ended June 30, 2015, furnished with the SEC on August 5, 2015.

The historical financial information of Nokia and Alcatel Lucent do not take into account the effects of the Acquisition. The pro forma financial information illustrating the effect of the Acquisition has been presented in the section “Unaudited Pro Forma Condensed Combined Financial Information”.

Shareholders and prospective investors should rely solely on the information contained in the Listing Prospectus or incorporated by reference herein as well as on the Form F-4, the French Offer Document and the stock exchange releases published by Nokia. Nobody has been authorized to provide any information or give any statements other than those provided in this Listing Prospectus, the Form F-4 and the French Offer Document. Delivery of the Listing Prospectus shall not, under any circumstances, indicate that the information presented in the Listing Prospectus is correct on any day other than the date of the Listing Prospectus, or that there would not be any changes in the business of Nokia or Alcatel Lucent after the date of the Listing Prospectus. However, if new information or a fault or omission in this Listing Prospectus is discovered before the Admission of the Offered Shares for listing on Nasdaq Helsinki and such fault or omission or new information may be of material importance to investors, the Listing Prospectus shall be supplemented in accordance with the Finnish Securities Market Act. Information given in the Listing Prospectus is not a guarantee or grant for future events by Nokia, Alcatel Lucent or the Combined Company and shall not be considered as such.

Neither the Listing Prospectus nor any announcement or any offering material may be distributed or published in any jurisdiction except under circumstances that will result in compliance with any applicable laws and regulations. In a number of countries, in particular in Australia, Canada, Hong Kong, Japan, South Africa and, subject to certain exceptions, the United States, the distribution of the Listing Prospectus is subject to restrictions imposed by law (such as registration, admission, qualification and other regulations). Nokia does not accept any legal responsibility for persons who have obtained the Listing Prospectus in violation of these restrictions. The Listing Prospectus does not constitute an offer to sell the Offered Shares to any person in any jurisdiction in which it is unlawful to make such offer to such person, or a solicitation of an offer to buy the Offered Shares from a person in a jurisdiction in which it is unlawful to make such solicitation.

Shareholders or prospective investors must not construe the contents of this Listing Prospectus as legal, investment or tax advice. Each shareholder or prospective investor should consult their own counsel, accountant or business advisor as to legal, investment and tax advice and related matters pertaining to any investment in Nokia’s securities, if they deem it necessary.

v

ANNEXES

Annex A	Alcatel Lucent Disclosure

Annex B	Memorandum of Understanding by and between Nokia Corporation and Alcatel Lucent, dated as of April 15, 2015

Annex C	Independent auditor’s assurance report on the profit forecast included in the Listing Prospectus

Annex D	Independent auditor’s assurance report on the compilation of the pro forma financial information included in the Listing Prospectus

SUMMARY

Summaries are made up of disclosure requirements known as “Elements”. These Elements are numbered in Sections A—E (A.1—E.7). This summary contains all the Elements required to be included in a summary for this type of securities and issuer. Because some Elements are not required to be addressed, there may be gaps in the numbering sequence of the Elements. Even though an Element may be required to be inserted in the summary because of the type of securities and issuer, it is possible that no relevant information can be given regarding the Element. In this case a short description of the Element is included in the summary with the mention “not applicable”.

All statements in this section regarding the competitive position of Nokia or the Combined Company are based on the view of Nokia’s management unless otherwise explicitly stated.

Shareholders and potential investors should note that all of the information concerning Alcatel Lucent presented in this Listing Prospectus and in particular in Annex A is solely based on publicly available information of Alcatel Lucent included in Alcatel Lucent Annual Report and Alcatel Lucent Interim Report Alcatel Lucent has filed with the SEC. Nokia confirms that this information has been accurately reproduced and that as far as Nokia is aware and is able to ascertain from information published by Alcatel Lucent, no facts have been omitted which would render the reproduced information inaccurate or misleading.

Section A — Introduction and warnings

A.1	Warning

This summary should be read as an introduction to the Listing Prospectus. Any decision to invest in the securities should be based on consideration of the Listing Prospectus as a whole by the investor.

Where a claim relating to the information contained in the Listing Prospectus is brought before a court, the plaintiff investor might, under applicable law, have to bear the costs of translating the Listing Prospectus before legal proceedings are initiated. Nokia assumes civil liability in respect of this summary only if it is misleading, inaccurate or inconsistent when read together with the other parts of the Listing Prospectus, or if it does not provide, when read together with the other parts of the Listing Prospectus, key information in order to aid investors when considering whether to invest in the securities issued by Nokia.

A.2	Information to be provided regarding consent by the issuer or person responsible for drawing up the Listing Prospectus for the use of intermediary financial organizations	Not applicable.

Section B — Issuer

B.1	Legal and commercial name

Nokia

The legal and commercial name of the Company is Nokia Oyj. Parallel legal and commercial names of the Company are, in English, Nokia Corporation, and, in Swedish, Nokia Abp.

Alcatel Lucent

The legal name of Alcatel Lucent is Alcatel Lucent. The commercial name of Alcatel Lucent is Alcatel-Lucent.

B.2	Domicile/ Legal form/ Legislation/ Country of incorporation

Nokia

The domicile of Nokia is Helsinki, Finland. Nokia is a public limited liability company incorporated in Finland and operating under Finnish law.

Alcatel Lucent

Alcatel Lucent is a French société anonyme, established in 1898, originally as a listed company named Compagnie Générale d’Électricité. Alcatel Lucent is registered at the Nanterre Trade and Companies Registry under number 542 019 096. Alcatel Lucent is subject to all laws governing business corporations in France, specifically the provisions of the commercial code and the financial and monetary code. Alcatel Lucent’s principal office is located at 148/152 Route de la Reine 92100 Boulogne-Billancourt, France.

B.3	Current operations and principal activities

Nokia

Nokia is currently focused on three business areas: network infrastructure software, hardware and services, which is offered through Nokia Networks; mapping and location intelligence, which is provided through HERE; and advanced technology development and licensing, which is pursued through Nokia Technologies. Through its three businesses, Nokia has a global presence with operations and research and development facilities in Europe, North America and Asia, sales in approximately 140 countries, and employs approximately 64 000 people. Nokia is also a major investor in research and development (“R&D”), with expenditure through its three businesses exceeding EUR 2.5 billion in 2014.

Nokia Networks is a leading vendor in the mobile infrastructure market, providing a broad range of different products, from the hardware components of networks used by network operators to software solutions supporting the efficient operation of networks, as well as services to plan, optimize, implement, run and upgrade mobile operators’ networks.

HERE is a leading provider of maps and location experiences across multiple screens and operating systems and is focused on producing the most accurate and fresh map content, available across multiple devices and operating systems.

Nokia Technologies develops and licenses cutting-edge innovations that are powering the next revolution in computing and mobility. Nokia Technologies is a leading innovator of the core technologies enabling the Programmable World[1], where everything and everyone will be connected. Nokia Technologies is expanding Nokia’s successful patent licensing program and licensing proprietary technologies to enable its customers to build better products.

[1]

Nokia’s vision of the future; a world where connectivity will expand massively, linking people as well as hundreds of billions of physical objects—from cars, home appliances and smartphones, to wearables, industrial equipment and health monitors. What distinguishes the Programmable World from the Internet of Things is the intelligence that is added to data to allow people to interpret and use it, rather than just capture it.

On August 3, 2015, Nokia announced an agreement to sell its HERE digital mapping and location services business to a consortium of leading automotive companies, comprising AUDI AG, BMW Group and Daimler AG (the “HERE transaction”). The transaction is expected to close in the first quarter of 2016, subject to customary closing conditions and regulatory approvals. Upon closing of the HERE transaction, which does not affect the exchange ratio of the Exchange Offer, and assuming that the Exchange Offer has not yet been completed, Nokia will consist of two businesses: Nokia Networks and Nokia Technologies.

It is currently expected that after the Exchange Offer, Nokia Networks’ business would be conducted through four business groups: Mobile Networks, Fixed Networks, Applications & Analytics and IP/Optical Networks. These business groups would provide an end-to-end portfolio of products, software and services to enable the Combined Company to deliver the next generation of leading networks solutions and services to customers. Alongside these, Nokia Technologies would continue to operate as a separate business group. Each business group would have strategic, operational and financial responsibility for its portfolio and would be fully accountable for meeting its targets. The four Networks business groups would have a common Integration and Transformation Office to drive synergies and to lead integration activities. The business group leaders would report directly to Nokia’s President and Chief Executive Officer:

•

Mobile Networks (MN) would include Nokia’s and Alcatel Lucent’s comprehensive Radio portfolios and most of their converged Core network portfolios including IMS/VoLTE and Subscriber Data Management, as well as the associated mobile networks-related Global Services business. This unit would also include Alcatel Lucent’s Microwave business and all of the Combined Company’s end-to-end Managed Services business. Through the combination of these assets, Mobile Networks would provide leading end-to-end mobile networks solutions for existing and new platforms, as well as a full suite of professional services and product-attached services;

•

Fixed Networks (FN) would comprise the current Alcatel Lucent Fixed Networks business, whose cutting-edge innovation and market position would be further supported through strong collaboration with the other business groups. This business group would provide copper and fiber access products and services to offer customers ultra-broadband end-to-end solutions to transform their networks, deploying fiber to the most economical point;

•

Applications & Analytics (A&A) would combine the Software and Data Analytics related operations of both companies. This comprehensive applications portfolio would include Customer Experience Management, OSS as distinct from network management such as service fulfilment and assurance, Policy and Charging, services, Cloud Stacks, management and orchestration, communication and collaboration, Security Solutions, network intelligence and analytics, device management and Internet of Things connectivity management platforms. CloudBand would also be housed in this business group, which would drive innovation to meet the needs of a convergent, Cloud-centric future;

•

IP/Optical Networks (ION) would combine the current Alcatel Lucent IP Routing, Optical Transport and IP video businesses, as well as the software defined networking (SDN) start-up, Nuage, plus Nokia’s IP partner and Packet Core portfolio. This business group would continue to drive Alcatel Lucent’s technology leadership, building large scale IP/Optical infrastructures for both service providers and, increasingly, web-scale and tech centric enterprise customers;

•

Nokia Technologies (TECH) would remain as a separate entity with a clear focus on licensing and the incubation of new technologies. Nokia Technologies would continue to have its own innovation, product development and go-to-market operations.

Nokia expects to align its financial reporting under two key areas: Nokia Technologies and the Networks business. The Networks business would comprise the business groups of Mobile Networks, Fixed Networks, Applications & Analytics and IP/Optical Networks. Nokia also expects to provide selective financial data separately for each of the four Networks business groups to ensure transparency for investors over the performance of each of them.

Alcatel Lucent

Alcatel Lucent currently has two operating segments: Core Networking and Access. Until March 2014, Alcatel Lucent had a third operating segment: Other. The Core Networking segment includes three business divisions: IP Routing, IP Transport and IP Platforms. The IP Routing division is focused on delivering IP routing infrastructure and the main product families within the IP routing portfolio are: Internet Protocol/Multiprotocol Label Switching (or IP/MPLS) core and edge routers, Carrier Ethernet access and aggregation switch/routers, Service Aggregation Routers, Service Aware Management, Content Delivery Networks (CDN) and Software Defined Networking (SDN). The IP Transport division’s products include terrestrial optical products, undersea telecommunications cable networks and microwave radio products. The IP Platforms portfolio provides systems hardware, software platforms and applications that help communications service providers, extra large enterprises and webscale companies deliver advanced IP communications, optimize their networks and operations, improve the customer experience and monetize new services. The Access segment includes four business divisions: Wireless, Fixed Access, Licensing and Managed Services. The primary activities of the Wireless division focus on delivering 4G/LTE overlay solutions, 3G/4G and multi-standard small cell solutions along with related professional services. Alcatel Lucent’s wireless access portfolio also includes 2G/3G wireless products and related professional services as well as Alcatel Lucent’s Radio Frequency Systems (RFS) portfolio. Alcatel Lucent’s Fixed Access division designs and develops fixed access products that allow service providers to offer Ultra-Broadband connectivity over digital subscriber lines (DSL) and fiber connections. The Licensing division actively pursues a strategy of licensing patents to generate revenues. Alcatel Lucent’s Managed Services division delivers innovative solutions for both the carrier and strategic industries markets. Until 2014, the Other segment included the government business, which built and delivered complete turnkey solutions in support of U.S. federal government agencies in the U.S. On March 31, 2014, Alcatel Lucent completed the disposal of LGS Innovations LLC, which was the entity providing said solutions.

Alcatel Lucent has one of the broadest portfolios of product and services offerings in the telecommunications equipment and related services market, both for the carrier and non-carrier markets. Alcatel Lucent operates in a large number of countries and sells substantially all of its products and services to the world’s largest telecommunications service providers.

B.4a	Most significant recent trends

Overall Telecoms Equipment Market

In recent years, the most important trends affecting the telecoms equipment market have been the increase in the use of data services and the resulting exponential increase in traffic, which has led to an increased need for high performance, quality and reliability in networks. The continuing data traffic increase has forced operators into a transformation of their business model from a voice centric to a data centric business model. As a result, operators have experienced flatter revenue as well as margin pressure and there is an increased need for operators to adapt to new technologies and increase efficiency amongst both operators and network infrastructure and services vendors. In addition to the attempts to reduce their costs, the operators want to increase their agility through the adoption of the emerging Telco Cloud[2] and network virtualization technologies. Operators’ need to find their place in the new ecosystem has triggered a consolidation wave driven by the need to gain scale and provide a wider spectrum of services, especially fixed mobile convergence services.

Nokia’s and Alcatel Lucent’s sales are affected by seasonality in the network operators’ spending cycles, with generally higher sales in the fourth quarter, as compared to the first quarter of the following year. In addition to normal industry seasonality, there are normal peaks and troughs in the deployment of large infrastructure projects.

HERE

In general, there is a trend of more connected things which provides opportunities for location-based intelligence to serve as a key dimension in this development. Additionally, as the automotive industry is a significant contributor to HERE’s sales, the broader economy and its influence on new car sales are an important factor in HERE’s future success. The adoption rate of in-car navigation products and services is important as well.

Technologies / Licensing

In general, there has been increased focus on intellectual property rights (“IPR”) protection and licensing, and this trend is expected to continue. As such, new agreements are generally a product of lengthy negotiations and potential litigation or arbitration, and therefore the timing and outcome may be difficult to forecast. Due to the structure of the patent license agreements, the payments may be very infrequent, at times retrospective in part and the lengths of license agreements can vary. Additionally, there are clear regional differences in the ease of protecting and licensing patented innovations.

B.5	Group	Nokia Nokia is the parent company of the Nokia Group. Nokia’s significant subsidiaries at June 30, 2015 were:

Company name	Country of incorporation and place of business	Group ownership interest %
Nokia Solutions and Networks B.V.	The Hague, Netherlands	100.0
Nokia Solutions and Networks Oy	Helsinki, Finland	100.0
Nokia Solutions and Networks US LLC	Delaware, USA	100.0
Nokia Solutions and Networks Japan Corp.	Tokyo, Japan	100.0
Nokia Solutions and Networks India Private Limited	New Delhi, India	100.0
Nokia Solutions and Networks System Technology (Beijing) Co., Ltd.	Beijing, China	100.0
Nokia Solutions and Networks Branch Operations Oy	Helsinki, Finland	100.0
Nokia Solutions and Networks Korea Ltd.	Seoul, South Korea	100.0
Nokia Solutions and Networks Taiwan Co. Ltd	Taipei, Taiwan	100.0
Nokia Solutions and Networks Technology Service Co., Ltd.	Beijing, China	100.0
HERE Holding Corporation	Delaware, USA	100.0
HERE Global B.V.	Veldhoven, Netherlands	100.0
HERE Europe B.V.	Veldhoven, Netherlands	100.0
HERE North America LLC	Delaware, USA	100.0
HERE Deutschland GmbH	Berlin, Germany	100.0
Nokia Finance International B.V.	Haarlem, Netherlands	100.0
Nokia Technologies Oy	Helsinki, Finland	100.0

[2]

Applying cloud computing, SDN (Software Defined Networking) and NFV (Network Functions Virtualization) principles in telecommunications environment, e.g. separating application software from underlying hardware with automated, programmable interfaces while still retaining telecommunications requirements such as high availability and low latency.

Alcatel Lucent Alcatel Lucent is the parent company of the Alcatel Lucent Group. Alcatel Lucent’s significant subsidiaries at June 30, 2015 were:

Company name	Country of incorporation and place of business	Group ownership interest %
Alcatel-Lucent Australia Limited	Australia	100.0
Alcatel-Lucent Austria AG	Austria	100.0
Alcatel-Lucent Bell NV	Belgium	100.0
Alcatel-Lucent Brasil S/A	Brazil	100.0
Alcatel-Lucent Canada Inc.	Canada	100.0
Alcatel-Lucent Deutschland AG	Germany	100.0
Alcatel-Lucent España S.A.	Spain	100.0
Alcatel-Lucent India Limited	India	100.0
Alcatel-Lucent International	France	100.0
Alcatel-Lucent Italia S.p.A.	Italy	100.0
Alcatel-Lucent Mexico S.A. de C.V.	Mexico	100.0
Alcatel-Lucent Nederland B.V.	The Netherlands	100.0
Alcatel-Lucent Polska Sp Z.o.o.	Poland	100.0
Alcatel-Lucent Portugal, S.A.	Portugal	100.0
Alcatel-Lucent Schweiz AG	Switzerland	100.0
Alcatel-Lucent Shanghai Bell Co., Ltd[1]	China	50.0
Alcatel-Lucent Submarine Networks	France	100.0
Alcatel-Lucent Telecom Limited	U.K.	100.0
Alcatel-Lucent USA Inc.	U.S.A,	100.0
Alcatel-Lucent Holdings Inc.	U.S.A.	100.0
Alcatel-Lucent Participations	France	100.0
Alda Marine	France	100.0
Coralec	France	100.0
Florelec	France	100.0
Electro Banque	France	100.0
Electro Ré	Luxembourg	100.0

[1]	Entity fully controlled by the Alcatel Lucent Group holding 50% plus one share.

B.6	Major shareholders

Nokia

The following table presents the 10 largest shareholders of Nokia that are registered in Finland and appear on Nokia’s shareholder register maintained by Euroclear Finland Ltd. and their share of voting rights as at October 20, 2015.

Shareholder	Number of shares	% of the total number of shares	% of voting rights[1]
1. Varma Mutual Pension Insurance Company	80 722 106	2.19	2.23
2. Ilmarinen Mutual Pension Insurance Company	28 893 982	0.79	0.80
3. The State Pension Fund	25 600 000	0.70	0.71
4. Schweizerische Nationalbank	24 132 730	0.66	0.67
5. Elo Mutual Pension Insurance Company	15 200 000	0.41	0.42
6. Svenska Litteratursällskapet i Finland rf	14 312 880	0.39	0.39
7. Nordea Bank Finland Plc	11 536 309	0.31	0.31
8. Folketrygdfondet	11 352 542	0.31	0.31
9. Nordea Suomi Fund	10 854 000	0.30	0.30
10. Keva (Local Government Pensions Institution)	10 004 071	0.27	0.28
Treasury shares	53 232 002	1.45	0.00
Others	3 392 801 269	92.23	93.58

Total	3 678 641 891	100	100

[1]	Treasury shares are not included in calculating voting rights.

Pursuant to the notification of Nokia under Chapter 9, Section 10 of the Finnish Securities Market Act on October 24, 2014, the holdings of BlackRock, Inc. in Nokia, through its controlled undertakings, comprising of both shares and convertible bonds issued by Nokia, amounted to a total of 187 784 314 shares, which at that time corresponded to approximately 5.01% of the total number of shares and voting rights of Nokia. To Nokia’s knowledge, no other shareholder holds more than 5% of the share capital or voting rights of Nokia.

Nokia is not aware of any shareholder having a controlling interest, as referred to in Chapter 2, Section 4 of the Finnish Securities Market Act, in the Company. Each share entitles the holder to one vote at a General Meeting of Shareholders of Nokia.

Alcatel Lucent

Breakdown of capital and voting rights in Alcatel Lucent as at June 30, 2015 is represented in the following table.

	Capital on the basis of outstanding shares at June 30, 2015			THEORETICAL voting rights on the basis of outstanding shares at June 30, 2015[2]		Voting rights EXERCISABLE AT GENERAL MEETING OF SHAREHOLDERS on the basis of outstanding shares at June 30, 2015[3]
Shareholders	Number of shares	% of capital	Double voting rights	Total number of votes	% of votes	Total number of votes	% of votes
The Capital Group Companies, Inc.	281,970,300	9.95%	—	281,970,300	9.81%	281,970,300	9.95%

Odey Asset Management, LLP	139,392,500	4.92%	—	139,392,500	4.85%	139,392,500	4.92%
BlackRock Inc.	114,609,500	4.04%	—	114,609,500	3.99%	114,609,500	4.04%
Caisse des Dépôts et Consignations[1]	101,498,600	3.58%	8,243,622	109,742,222	3.82%	109,742,222	3.87%
DNCA	85,074,900	3.00%	—	85,074,900	2.96%	85,074,900	3.00%
Aviva Plc	56,354,800	1.99%	—	56,354,800	1.96%	56,354,800	1.99%
Amundi	42,737,400	1.51%	—	42,737,400	1.49%	42,737,400	1.51%
FCP 2AL	32,778,404	1.16%	32,708,499	65,486,903	2.28%	65,486,903	2.31%
Other institutional investors in France[4]	1,129,716,700	39.86%	—	1,129,716,700	39.29%	1,129,716,700	39.84%
Treasury stock held by Alcatel Lucent[5]	27,110,113	0.96%	—	27,110,113	0.94%	—	—
Treasury stock held by subsidiaries[5]	13,006,408	0.46%	—	13,006,408	0.45%	—	—
Public	810,210,667	28.58%	—	810,210,667	28.18%	810,210,667	28.58%

Total	2,834,460,292	100%	40,952,121	2,875,412,413	100%	2,835,295,892	100%

[1]	Including the shares held by BPI Participations France.
[2]	The theoretical voting rights include the shares held by Alcatel Lucent and its subsidiaries which do not have voting rights.
[3]	The voting rights exercisable at General Meeting of Shareholders do not include shares which have no voting rights.
[4]	Other institutional investors in France holding, individually, more than 0.50% of the share capital.
[5]	These shares do not have voting rights pursuant to French applicable law, while held as treasury stock.

Pursuant to the notification of Alcatel Lucent and the AMF under Article L. 233-7 of the French Commercial Code:

		•	Odey Asset Management LLP, acting on behalf of funds it manages, declared that it crossed downward, on July 2, 2015, the 5% thresholds of the share capital and voting rights of Alcatel Lucent, and that it held, at that date, 139,392,474 Alcatel Lucent Shares representing 4.92% of the share capital and 4.84% of the voting rights of Alcatel Lucent;

		•	The Capital Group Companies, Inc. declared that it crossed downward, on July 8, 2015, the 10% threshold of the voting rights of Alcatel Lucent, and that it held, at that date, 285,687,380 Alcatel Lucent Shares representing 10.08% of the share capital and 9.92% of the voting rights of Alcatel Lucent;

		•	The Capital Group Companies, Inc. declared that it crossed downward, on July 9, 2015, the 10% threshold of the share capital of Alcatel Lucent, and that it held, at that date, 281,970,368 Alcatel Lucent Shares representing 9.95% of the share capital and 9.79% of the voting rights of Alcatel Lucent.

B.7	Selected historical key financial information

Nokia

The following tables set forth selected consolidated financial information for Nokia. This information is qualified by reference to, and should be read in conjunction with, Nokia’s consolidated financial statements and the notes thereto for the years ended December 31, 2014, 2013 and 2012 and the unaudited interim report for the six months ended on June 30, 2015, all of which are incorporated by reference into this Listing Prospectus. The selected consolidated historical income statement and statement of cash flow data for the years ended December 31, 2014, 2013 and 2012 and the consolidated statement of financial position data as of December 31, 2014, 2013 and 2012 have been derived from Nokia’s audited consolidated financial statements for the respective years, prepared in accordance with the International Financial Reporting Standards (“IFRS”). The selected consolidated historical income statement and statement of cash flow data for the six month periods ended June 30, 2015 and 2014 and the consolidated statement of financial position as of June 30, 2015 have been derived from Nokia’s unaudited interim report for the six months ended on June 30, 2015 prepared in accordance with IFRS.

In September 2013, Nokia announced the sale of substantially all of its Devices & Services Business to Microsoft. Subsequent to the approval for the sale received in the Extraordinary General Meeting in November 2013, Nokia Group has presented Devices & Services Business as discontinued operations. The sale was completed on April 25, 2014. In the consolidated income statement for the year 2013 the financial results of the Devices & Services Business were reported as discontinued operations separately from the continuing operations. The income statement information for the year 2012 were restated accordingly. As of January 1, 2013 Nokia adopted new revised IAS 19 Employee Benefits standard. As a result, the net pension liabilities and other comprehensive income were impacted mainly by the retrospectively applied elimination of the ’corridor’ approach and financial information for the year 2012 were adjusted accordingly. Thus, the restated information for the year 2012 presented in the following tables is unaudited.

On August 3, 2015, Nokia announced an agreement to sell its HERE digital mapping and location services business to a consortium of leading automotive companies, comprising AUDI AG, BMW Group and Daimler AG. HERE has been reported as part of Nokia’s continuing operations in the consolidated financial information for the financial years ended December 31, 2014, 2013 and 2012 and for the six months ended June 30, 2015.

	Year ended December 31,			Six months ended June 30,
	2014	2013	2012	2015	2014
	(audited)	(audited)	(unaudited)	(unaudited)
CONSOLIDATED INCOME STATEMENT	(in EUR million, except for shares outstanding and earnings per share)			(in EUR million, except for shares outstanding and earnings per share)

Net Sales	12 732	12 709	15 400	6 405	5 606
Cost of Sales	(7 094)	(7 364)	(9 841)	(3 512)	(3 099)

Gross profit	5 638	5 345	5 559	2 892	2 506
Research and development expenses	(2 493)	(2 619)	(3 081)	(1 354)	(1 169)
Selling, general and administrative expenses	(1 634)	(1 671)	(2 062)	(875)	(766)
Impairment of goodwill	(1 209)	—	—	0	0
Other income and expenses	(131)[1]	(536)[2]	(1 237)[3]	81	(45)

Operating profit/(loss)	170	519	(821)	745	526
Share of results of associated companies	(12)	4	(1)	14	(6)
Financial income and expenses	(395)	(280)	(357)	(49)	(335)

Profit/(loss) before tax	(237)	243	(1 179)	710	185
Income tax (expense)/benefit	1 408	(202)	(304)	(177)	(102)

Profit/(loss) from continuing operations	1 171	41	(1 483)	533	84

Attributable to:
Equity holders of the parent	1 163	186	(771)	531	80
Non-controlling interests	8	(145)	(712)	2	4

(Loss)/profit from discontinued operations	2 305	(780)	(2 303)	(7)	2 198

Attributable to:
Equity holders of the parent	2 299	(801)	(2 334)	(7)	2 192
Non-controlling interests	6	21	31	0	6
Profit/(loss)	3 476	(739)	(3 786)	526	2 282

Attributable to:
Equity holders of the parent	3 462	(615)	(3 105)	524	2 272
Non-controlling interests	14	(124)	(681)	2	10

Earnings per share
Basic earnings per share (in EUR)
Continuing operations	0.31	0.05	(0.21)	0.15	0.02
Discontinued operations	0.62	(0.22)	(0.63)	0.00	0.59
Profit/(loss)	0.94	(0.17)	(0.84)	0.14	0.61
Diluted earnings per share (in EUR)
Continuing operations	0.30	0.05	(0.21)	0.14	0.02
Discontinued operations	0.56	(0.22)	(0.63)	0.00	0.52
Profit/(loss)	0.85	(0.17)	(0.84)	0.14	0.54
Average number of shares (’000 shares) Basic
Continuing operations	3 698 723	3 712 079	3 710 845	3 631 929	3 713 523
Discontinued operations	3 698 723	3 712 079	3 710 845	3 631 929	3 713 523
Profit/(loss)	3 698 723	3 712 079	3 710 845	3 631 929	3 713 523
Diluted
Continuing operations	4 131 602	3 733 364	3 710 845	3 952 185	3 732 608
Discontinued operations	4 131 602	3 712 079	3 710 845	3 952 185	4 254 600
Profit/(loss)	4 131 602	3 712 079	3 710 845	3 952 185	4 254 600

[1]	Consist of “Other income” of EUR 136 million and “Other expenses” of EUR (268) million.
[2]	Consist of “Other income” of EUR 272 million and “Other expenses” of EUR (808) million.
[3]	Consist of “Other income” of EUR 276 million and “Other expenses” of EUR (1 513) million.

	Year ended December 31,			Six months ended June 30,
	2014	2013	2012	2015	2014
	(audited)	(audited)	(unaudited)	(unaudited)
CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME	(in EUR million)			(in EUR million)

Profit/(loss)	3 476	(739)	(3 786)	526	2 282

Other comprehensive income/(expense)
Items that will not be reclassified to profit or loss:
Remeasurements on defined benefit plans	(275)	83	(228)	104	(130)
Income tax related to items that will not be reclassified to profit or loss	96	(3)	22	(29)	(14)
Items that may be reclassified subsequently to profit or loss:
Translation differences	820	(496)	41	427	178
Net investment hedges	(167)	114	(58)	(161)	(3)
Cash flow hedges	(30)	3	(41)	3	(41)
Available-for-sale investments	106	49	35	71	4
Other increase, net	40	5	10	2	40
Income tax related to items that may be reclassified subsequently to profit or loss	16	1	12	31	(37)

Other comprehensive income/(expense), net of tax	606	(244)	(207)	448	(3)

Total comprehensive income	4 082	(983)	(3 993)	974	2 279

Attributable to:
Equity holders of the parent	4 061	(863)	(3 281)	968	2 273
Non-controlling interests	21	(120)	(712)	6	6
	4 082	(983)	(3 993)	974	2 279
Attributable to equity holders of the parent:
Continuing operations	1 563	34	(831)	975	(120)
Discontinued operations	2 498	(897)	(2 450)	(7)	2 393
	4 061	(863)	(3 281)	968	2 273
Attributable to non-controlling interests:
Continuing operations	16	(139)	(740)	6	3
Discontinued operations	5	19	28	0	3

	21	(120)	(712)	6	6

	As of December 31,			As of June 30,
	2014	2013	2012	2015
	(audited)	(audited)	(unaudited)	(unaudited)
CONSOLIDATED STATEMENT OF FINANCIAL POSITION	(in EUR million)			(in EUR million)

ASSETS
Goodwill	2 563	3 295	4 876	2 783
Other intangible assets	350	296	647	341
Property, plant and equipment	716	566	1 431	786
Investments in associated companies	51	65	58	69
Available-for-sale investments	828	741	689	1 018
Deferred tax assets	2 720	890	1 279	2 721
Long-term loans receivable	34	96	125	48
Prepaid pension costs[1]	30	38	152	29
Other non-current assets[1]	47	61	66	43

Non-current assets	7 339	6 048	9 323	7 837
Inventories	1 275	804	1 538	1 368
Accounts receivable, net of allowances for doubtful accounts	3 430	2 901	5 551	3 602
Prepaid expenses and accrued income	913	660	2 682	944
Current income tax assets	124	146	495	200
Current portion of long-term loans receivable	1	29	35	2
Other financial assets	266	285	451	121
Investments at fair value through profit and loss, liquid assets	418	382	415	570
Available-for-sale investments, liquid assets	2 127	956	542	2 065
Cash and cash equivalents[2]	5 170	7 633	8 952	3 983

Current assets	13 724	13 796	20 661	12 855
Assets held for sale	—	89	—	0
Assets of disposal groups classified as held for sale	—	5 258	—	—

Total assets	21 063	25 191	29 984	20 693

SHAREHOLDERS’ EQUITY AND LIABILITIES
Capital and reserves attributable to equity holders of the parent
Share capital	246	246	246	246
Share issue premium	439	615	446	401
Treasury shares at cost	(988)	(603)	(629)	(731)
Translation differences	1 099	434	746	1 395
Fair value and other reserves	22	80	(5)	168
Reserve for invested non-restricted equity	3 083	3 115	3 136	3 081
Retained earnings	4 710	2 581	3 997	4 359

Capital and reserves attributable to equity holders of the parent	8 611	6 468	7 937	8 919
Non-controlling interests	58	192	1 302	59

Total equity	8 669	6 660	9 239	8 979
Long-term interest-bearing liabilities	2 576	3 286	5 087	2 685
Deferred tax liabilities	32	195	701	75
Deferred revenue and other long-term liabilities	2 197	630	997	2 001
Provisions	301	242	304	259

Non-current liabilities	5 106	4 353	7 089	5 019
Current portion of long-term interest-bearing liabilities	1	3 192	201	1
Short-term borrowings	115	184	261	102
Other financial liabilities	174	35	90	122
Current income tax liabilities	481	484	499	484
Accounts payable	2 313	1 842	4 394	1 919
Accrued expenses, deferred revenue and other liabilities	3 632	3 033	6 223	3 560
Provisions	572	680	1 988	507

Current liabilities	7 288	9 450	13 656	6 695

Liabilities of disposal groups classified as held for sale	0	4 728	—	0

Total shareholders’ equity and liabilities	21 063	25 191	29 984	20 693

[1]	Prepaid pension costs previously reported under “Other non-current assets” are reported separately starting from June 30, 2015. The information for prior periods presented has been adjusted accordingly.
[2]	As of June 30, 2015, “Bank and cash” and “Available for sale investments, cash equivalents” are reported as a single line item “Cash and cash equivalents”. The information for prior periods presented has been adjusted accordingly.

	Year ended December 31,			Six months ended June 30,
	2014	2013	2012	2015	2014
	(audited)			(unaudited)
CONSOLIDATED STATEMENT OF CASH FLOWS	(in EUR million)			(in EUR million)

Net cash from/(used in) operating activities	1 275	72	(354)	(457)	652
Net cash from/(used in) investing activities	886	(691)	562	(244)	1 171
Net cash used in financing activities	(4 576)	(477)	(465)	(522)	(2 786)
Foreign exchange adjustment	(48)	(223)	(27)	36	(59)
Net increase/decrease in cash and equivalents	(2 463)	(1 319)	(284)	(1 187)	(1 022)
Cash and cash equivalents at beginning of period	7 633	8 952	9 236	5 170	7 633
Cash and cash equivalents at end of period	5 170	7 633	8 952	3 983	6 611

Key Ratios

	Year ended December 31,					Six months ended June 30,
	2014		2013		2012	2015	2014
	(unaudited)					(unaudited)
Key ratios at December 31, Continuing operations
Earnings per share for profit attributable to equity holders of parent
Earnings per share, basic, EUR	0.31	[1]	0.05	[1]	(0.21)	0.15	0.02
Earnings per share, diluted, EUR	0.30	[1]	0.05	[1]	(0.21)	0.14	0.02
P/E ratio, basic	21.16		116.00		neg.	40.60	276.50

Dividend per share, EUR	0.14		0.37		0	N/A	N/A
Total dividends paid, EURm	511		1 374		0	N/A	N/A
Payout ratio, basic	0.45		7.40		0	N/A	N/A
Dividend yield, %	2.13		6.36		0	N/A	N/A
Shareholders’ equity per share, EURm	2.36		1.74		2.14	2.46	1.96
Market capitalization, EURm	23 932		21 606		10 873	22 070	20 539

[1]	Earnings per share (basic and diluted) for the years ended December 31, 2014 and 2013 are audited.

In November 2011, Nokia Networks announced its strategy to focus on mobile broadband and services. It also announced an extensive global restructuring program that ultimately resulted in the reduction of its annualized operating expenses and production overhead by over EUR 1.5 billion when the program was completed at the end of 2013. As part of its strategy of focusing on mobile broadband, Nokia Networks also divested a number of non-core businesses.

Beginning in 2013, Nokia undertook a series of transactions to transform its business portfolio. On July 1, 2013, Nokia announced the agreement to acquire Siemens’ 50% stake in the companies’ joint venture Nokia Siemens Networks. The purchase price was EUR 1.7 billion and the transaction closed on August 7, 2013. On September 3, 2013, Nokia announced that it had signed an agreement to sell its Devices & Services Business to Microsoft for a total purchase price of EUR 5.44 billion, of which EUR 3.79 billion related to the Sale of the Devices & Services Business and EUR 1.65 billion related to a mutual patent license agreement. In conjunction with the transaction, Nokia established the Nokia Technologies business to focus on technology development and intellectual property rights activities. The transaction significantly strengthened the Company’s financial position and subsequent to the transaction, in 2014, Nokia started the optimization of its capital structure and recommenced dividend payments, distributed excess capital to shareholders and reduced its interest-bearing debt.

On April 15, 2015, Nokia continued its transformation with the announcement that it had signed an agreement to acquire Alcatel Lucent through the Exchange Offer on the basis of 0.55 Nokia Shares for each Alcatel Lucent Share. In conjunction with this announcement, Nokia announced that it has suspended its capital structure optimization program effective immediately. On August 3, 2015, Nokia announced an agreement to sell HERE to an automotive industry consortium and estimates that it will receive net proceeds of slightly above EUR 2.5 billion.

Alcatel Lucent

The following tables set out selected consolidated financial information for Alcatel Lucent. This information is qualified by reference to, and should be read in conjunction with, Alcatel Lucent’s consolidated financial statements and the notes thereto for the years ended December 31, 2014 and the unaudited interim report for the six months ended on June 30, 2015, which are included in Annex A, and Alcatel Lucent’s consolidated financial statements and the notes thereto for the years ended December 31, 2013 and 2012, which are incorporated by reference into this Listing Prospectus. The selected consolidated historical income statement and statement of cash flow data for the years ended December 31, 2014, 2013 and 2012 and the consolidated statement of financial position data as of December 31, 2014, 2013 and 2012 have been derived from Alcatel Lucent’s audited consolidated financial statements for the respective years, prepared in accordance with IFRS. The selected consolidated historical income statement and statement of cash flow data for the six month periods ended June 30, 2015 and 2014 and the consolidated statement of financial position as of June 30, 2015 have been derived from Alcatel Lucent’s unaudited interim report for the six months ended on June 30, 2015 prepared in accordance with IFRS.

On September 30, 2014, Alcatel Lucent completed the disposal of 85% of its Enterprise business to China Huaxin, for cash proceeds of EUR 205 million, following the binding offer Alcatel Lucent received early February 2014. As a result of this transaction, the results pertaining to the Enterprise business for the year ended December 31, 2014 were treated as discontinued operations and years ended December 31, 2013 and 2012 were re-presented accordingly.

	For the year ended as of December 31			For the six months ended June 30
	2014	2013[1]	2012	2015	2014
	(audited)			(unaudited)
CONSOLIDATED INCOME STATEMENTS	(in EUR million, except per share data)			(in EUR million, except per share data)
Revenues	13 178	13 813	13 764	6 685	6 242
Cost of sales	(8 770)	(9 491)	(9 753)	(4 364)	(4 218)
Gross profit	4 408	4 322	4 011	2 321	2 024
Administrative and selling expenses	(1 621)	(1 862)	(2 161)	(864)	(792)
Research and development costs	(2 215)	(2 268)	(2 330)	(1 213)	(1 090)
Income (loss) from operating activities before restructuring costs, litigations, gain/(loss) on disposal of consolidated entities, impairment of assets and post-retirement benefit plan amendments	572	192	(480)	244	142
Restructuring costs	(574)	(518)	(479)	(191)	(342)
Litigations	7	(2)	2	(19)	4
Gain/(loss) on disposal of consolidated entities	20	2	11	(8)	(19)
Impairment of assets	—	(548)	(894)	—	—
Post-retirement benefit plan amendments	112	135	204	(1)	—
Income (loss) from operating activities	137	(739)	(1 636)	25	(215)
Finance cost	(291)	(392)	(279)	(135)	(154)
Other financial income (loss)	(211)	(318)	(394)	(7)	(118)
Share in net income (losses) of associates & joint ventures	15	7	5	1	7
Income (loss) before income tax and discontinued operations	(350)	(1 442)	(2 304)	(116)	(480)
Income tax (expense) benefit	316	173	(423)	(6)	92
Income (loss) from continuing operations	(34)	(1 269)	(2 727)	(122)	(388)
Income (loss) from discontinued operations	(49)	(25)	639	(14)	19

NET INCOME (LOSS)	(83)	(1 294)	(2 088)	(136)	(369)
Attributable to:
Equity owners of the parent	(118)	(1 304)	(2 011)	(126)	(371)
Non-controlling interests	35	10	(77)	(10)	2
Earnings (loss) per share (in euros)[2]
Basic earnings (loss) per share:
From continuing operations	(0.02)	(0.53)	(1.11)	(0.04)	(0.14)
From discontinued operations	(0.02)	(0.01)	0.27	(0.01)	0.01
Attributable to the equity owners of the parent	(0.04)	(0.54)	(0.84)	(0.05)	(0.13)
Diluted earnings (loss) per share:
From continuing operations	(0.02)	(0.53)	(1.11)	(0.04)	(0.14)
From discontinued operations	(0.02)	(0.01)	0.22	(0.01)	0.01
Attributable to the equity owners of the parent	(0.04)	(0.54)	(0.84)	(0.05)	(0.13)

[1]	2013 and 2012 amounts are re-presented to reflect the impacts of discontinued operations.
[2]	As a result of the 2013 capital increase made by Alcatel Lucent through an offering of preferential subscription rights to existing shareholders, the calculation of basic and diluted earnings per share has been adjusted retrospectively. Number of outstanding ordinary shares has been adjusted to reflect the proportionate change in the number of shares.

	For the year ended as of December 31			For the six months ended June 30
	2014	2013	2012	2015	2014
	(audited)			(unaudited)
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME	(in EUR million)			(in EUR million,)
Net income (loss) for the year / period	(83)	(1 294)	(2 088)	(136)	(369)
Items to be subsequently reclassified to Income Statement	510	(221)	(4)	340	44
Financial assets available for sale	8	11	16	—	3
Cumulative translation adjustments	503	(232)	(34)	339	39
Cash flow hedging	(1)	—	14	1	2
Tax on items recognized directly in equity	—	—	—	—	—
Items that will not be subsequently reclassified to Income Statement	(1 568)	1 411	71	404	(94)
Actuarial gains (losses) and adjustments arising from asset ceiling limitation and IFRIC 14	(1 822)	1 667	172	426	33
Tax on items recognized directly in equity	254	(256)	(101)	(22)	(127)
Other comprehensive income (loss) for the year	(1 058)	1 190	67	744	(50)
TOTAL COMPREHENSIVE INCOME (LOSS) FOR THE YEAR	(1 141)	(104)	(2 021)	608	(419)
Attributable to:
Equity owners of the parent	(1 256)	(99)	(1 933)	550	(413)
Non-controlling interests	115	(5)	(88)	58	(6)

	As of December 31			As of June 30
	2014	2013	2012	2015
	(audited)			(unaudited)
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION	(in EUR million)			(in EUR million)

ASSETS

Non-current assets:
Goodwill	3 181	3 156	3 820	3 360
Intangible assets, net	1 011	1 001	1 175	1 419

Goodwill and intangible assets, net	4 192	4 157	4 995	4 779
Property, plant and equipment, net	1 132	1 075	1 133	1 378
Investments in associates & joint ventures	51	35	29	27
Other non-current financial assets, net	406	322	341	362
Deferred tax assets	1 516	1 000	985	1 648
Prepaid pension costs	2 636	3 150	2 797	2 831
Other non-current assets	429	413	428	476

Total non-current assets	10 362	10 152	10 708	11 501
Current assets:
Inventories and work in progress, net	1 971	1 935	1 940	2 099
Trade receivables and other receivables, net	2 528	2 482	2 860	2 523
Advances and progress payments	43	46	53	45
Other current assets	877	751	726	887
Current income taxes	64	33	118	67
Marketable securities, net	1 672	2 259	1 528	1 770
Cash and cash equivalents	3 878	4 096	3 401	4 007
Current assets before assets held for sale	11 033	11 602	10 626	11 398
Assets held for sale and assets included in disposal groups held for sale	65	142	20	43

Total current assets	11 098	11 744	10 646	11 441

TOTAL ASSETS	21 460	21 896	21 354	22 942

EQUITY AND LIABILITIES
Equity:
Capital stock	141	140	4 653	142
Additional paid-in capital	20 869	20 855	16 593	20 891
Less treasury stock at cost	(1 084)	(1 428)	(1 567)	(1 084)
Accumulated deficit, fair value and other reserves	(17 633)	(14 588)	(15 159)	(17 338)
Other items recognized directly in equity	52	45	—	53
Cumulative translation adjustments	(366)	(787)	(571)	(95)
Net income (loss) - attributable to the equity owners of the parent	(118)	(1 304)	(2 011)	(126)
Equity attributable to equity owners of the parent	1 861	2 933	1 938	2 443
Non-controlling interests	833	730	745	879

Total equity	2 694	3 663	2 683	3 322

Non-current liabilities:
Pensions, retirement indemnities and other post-retirement benefits	5 163	3 854	5 338	5 197
Convertible bonds and other bonds, long-term	4 696	4 711	3 727	4 798
Other long-term debt	179	211	227	253
Deferred tax liabilities	872	990	889	912
Other non-current liabilities	175	188	177	520

Total non-current liabilities	11 085	9 954	10 358	11 680
Current liabilities:
Provisions	1 364	1 416	1 649	1 239
Current portion of long-term debt and short-term debt	402	1 240	851	575
Customers’ deposits and advances	810	681	718	958
Trade payables and other payables	3 571	3 518	3 726	3 599
Current income tax liabilities	73	93	145	74
Other current liabilities	1 429	1 237	1 204	1 462

Current liabilities before liabilities related to disposal groups held for sale	7 649	8 185	8 293	7 907
Liabilities related to disposal groups held for sale	32	94	20	33
Total current liabilities	7 681	8 279	8 313	7 940
TOTAL EQUITY AND LIABILITIES	21 460	21 896	21 354	22 942

	For the year ended December 31			For the six months ended June 30
	2014	2013[1]	2012	2015	2014
	(audited)			(unaudited)
CONSOLIDATED STATEMENTS OF CASH FLOWS	(in EUR million)			(in EUR million)
Cash flows from operating activities
Net income (loss) – attributable to the equity owners of the parent	(118)	(1 304)	(2 011)	(126)	(371)
Non-controlling interests	35	10	(77)	(10)	2
Adjustments	692	1 479	2 028	484	448
Net cash provided (used) by operating activities before changes in working capital, interest and taxes	609	185	(60)	348	79

Net change in current assets and liabilities (excluding financing):
Inventories and work in progress	(72)	(216)	(126)	(116)	(192)
Trade receivables and other receivables	18	138	534	94	101
Advances and progress payments	4	5	10	5	(2)
Trade payables and other payables	(167)	25	(186)	(172)	(40)
Customers’ deposits and advances	88	(19)	93	96	1
Other current assets and liabilities	(35)	34	(153)	(139)	(153)
Cash provided (used) by operating activities before interest and taxes	445	152	112	116	(206)
Interest received	65	66	72	41	34
Interest paid	(290)	(362)	(274)	(133)	(151)
Taxes (paid)/received	(93)	(77)	(54)	(47)	(56)
Net cash provided (used) by operating activities	127	(221)	(144)	(23)	(379)

Cash flows from investing activities:
Proceeds from disposal of tangible and intangible assets	92	36	13	46	71
Capital expenditures	(556)	(463)	(524)	(259)	(232)
Decrease (increase) in loans and other non-current financial assets	19	19	21	22	22
Cash expenditures for obtaining control of consolidated companies or equity affiliates	(14)	—	4	(102)	—
Cash proceeds/(outgoings) from losing control of consolidated companies	84	—	(5)	(1)	47
Cash proceeds from sale of previously consolidated and non-consolidated companies	(7)	3	26	—	(2)
Cash proceeds from sale (cash expenditure for acquisition) of marketable securities	617	(723)	(574)	(81)	544
Net cash provided (used) by investing activities	235	(1 128)	(1 039)	(375)	450

Cash flows from financing activities:
Issuance/(repayment) of short-term debt	117	(643)	(60)	(51)	142
Issuance of long-term debt	1 143	4 087	18	85	1 136
Repayment/repurchase of long-term debt	(2 575)	(2 062)	(127)	—	(1 002)
Cash proceeds (expenditures) related to changes in ownership interests in consolidated companies without loss of control	—	—	84	—	—
Net effect of exchange rate changes on inter-unit borrowings	(86)	9	(12)	11	(20)
Capital increase[2]	30	965	122	22	10
Dividends paid	(12)	(6)	(37)	(12)	(11)
Net cash provided (used) by financing activities	(1 383)	2 350	(12)	55	255
Cash provided (used) by operating activities of discontinued operations	34	65	(71)	5	56
Cash provided (used) by investing activities of discontinued operations	71	(64)	1 066	30	(31)
Cash provided (used) by financing activities of discontinued operations	65	(15)	36	—	(25)
Net effect of exchange rate changes	633	(292)	23	439	62
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(218)	695	(141)	131	388
Cash and cash equivalents at beginning of period / year	4 096	3 401	3 533	3 878	4 096
Cash and cash equivalents at beginning of period / year classified as assets held for sale	—	—	9
Cash and cash equivalents at end of period / year [3]	3 878	4 096	3 400	4 007	4 483
Cash and cash equivalents at end of period / year classified as assets held for sale	—	—	1	2	1
Cash and cash equivalents including cash and cash equivalents classified as held for sale at the end of period	3 878	4 096	3 401	4 009	4 484

[1]	2013 and 2012 amounts are re-presented to reflect the impacts of discontinued operations.
[2]	Of which EUR 15 million, EUR 16 million and EUR 0 million related to Alcatel Lucent stock options exercised during 2014, 2013 and 2012, respectively.
[3]	Includes EUR 1 019 million of cash and cash equivalents held in countries subject to exchange control restrictions as of December 31, 2014 (EUR 756 million as of December 31, 2013 and EUR 949 million as of December 31, 2012) and EUR 1 056 million of cash and cash equivalents held in countries subject to exchange control restrictions as of June 30, 2015 (EUR 714 million as of June 30, 2014). Such restrictions can limit the use of such cash and cash equivalents by other Alcatel Lucent Group subsidiaries and Alcatel Lucent.

On June 19, 2013, Alcatel Lucent announced the Shift Plan, a detailed three-year plan to transform itself into a specialist provider of IP and Cloud Networking and Ultra-Broadband Access. As part of this process, effective from July 1, 2013, Alcatel Lucent implemented a new organization composed of three reportable segments: Core Networking, Access and Other.

The Shift Plan has targeted investments in Core Networking businesses (including IP Routing, IP Transport, IP Platforms and associates services), increasing segment operating cash flow from the Access segment, and technological partnerships. The Shift Plan has also focused on market diversification and rightsizing Alcatel Lucent’s cost structure. In particular, the Shift Plan aims to reduce Alcatel Lucent’s fixed-cost base by EUR 950 million in 2015 compared to its 2012 cost base. Alcatel Lucent has stated that it expects that the cumulative amount of restructuring cash outlays pursuant to the Shift Plan should be approximately EUR 1.8 billion, of which approximately EUR 1.4 billion will be incurred between 2013 and 2015, with the remainder in 2016.

In addition, Alcatel Lucent has completed multiple dispositions as part of the Shift Plan and re-profiled and reduced the financial debt of the company.

B.8	Selected key pro forma financial information

The Acquisition of Alcatel Lucent will be accounted for as a business combination using the acquisition method of accounting under the provisions of IFRS 3, Business Combinations (“IFRS 3”) with Nokia considered as the acquirer of Alcatel Lucent. The IFRS 3 acquisition method of accounting applies the fair value concepts defined in IFRS 13, Fair Value Measurement (“IFRS 13”) and requires, among other things, that the identifiable assets acquired and liabilities assumed in a business combination are recognized at their fair values as of the acquisition date, with any excess of the purchase consideration over the fair value of identifiable net assets acquired recognized as goodwill. The purchase price calculation and purchase price allocation presented herein were made solely for the purpose of preparing this unaudited pro forma condensed combined financial information (the “Unaudited Pro Forma Financial Information”).

The Unaudited Pro Forma Financial Information is derived from (a) the audited consolidated financial statements of Nokia for the year ended December 31, 2014, which are incorporated by reference into this Listing Prospectus, (b) the unaudited condensed consolidated financial statements of Nokia for the six months ended June 30, 2015, which are incorporated by reference into this Listing Prospectus, (c) the audited consolidated financial statements of Alcatel Lucent Annual Report, which are included in Annex A and (d) the unaudited condensed consolidated financial statements of Alcatel Lucent Interim Report, which are included in Annex A.

The unaudited pro forma condensed combined statement of financial position as of June 30, 2015 gives effect to the Exchange Offer as if it had occurred on that date. The unaudited pro forma condensed combined income statements for the six months ended June 30, 2015 and for the year ended December 31, 2014 give effect to the Exchange Offer as if it had occurred on January 1, 2014.

The unaudited pro forma condensed combined statement of financial position as of June 30, 2015 also gives effect to the sale of Nokia’s HERE business as if it had occurred on that date. The unaudited pro forma condensed combined income statements for the six months ended June 30, 2015 and years ended December 31, 2014, 2013 and 2012 also give effect to the sale of Nokia’s HERE business by presenting HERE as discontinued operations in accordance with IFRS 5 to give pro forma effect to the proposed sale of HERE.

The Unaudited Pro Forma Financial Information reflects adjustments to historical financial information to give pro forma effect to events that are directly attributable to the Exchange Offer, have an ongoing effect on Nokia’s income statements and are factually supportable. The unaudited pro forma condensed combined income statement information does not reflect any non-recurring items directly related to the

Exchange Offer or sale of HERE that the Combined Company may incur following the Completion of the Exchange Offer and sale of HERE, rather such non-recurring items are presented in the notes to the Unaudited Pro Forma Condensed Combined Financial Information. Nokia’s Unaudited Pro Forma Financial Information and explanatory notes present how Nokia’s financial statements may have appeared had the businesses actually been combined and had Nokia’s capital structure reflected the Exchange Offer as of the dates noted above.

Nokia has performed a preliminary review of Alcatel Lucent’s IFRS accounting policies, based primarily on publicly available information, to determine whether any adjustments were necessary to ensure comparability in the Unaudited Pro Forma Financial Information. At this time, Nokia is not aware of any differences that would have a material effect on the Unaudited Pro Forma Financial Information. Upon closing of the Acquisition of Alcatel Lucent, Nokia will conduct a detailed analysis of Alcatel Lucent’s accounting policies. Certain reclassifications were made to amounts in Alcatel Lucent’s financial statements to align with Nokia’s presentation.

The Unaudited Pro Forma Financial Information assumes that all Alcatel Lucent Securities will be tendered into the Exchange Offer or the subsequent offering period, if any.

The Unaudited Pro Forma Financial Information reflects the application of pro forma adjustments that are preliminary and are based upon available information and certain assumptions that management believes are reasonable under the circumstances. Actual results may differ materially from the assumptions within the accompanying Unaudited Pro Forma Financial Information. The Unaudited Pro Forma Financial Information has been prepared by management for illustrative purposes only and is not necessarily indicative of the financial position or results of Nokia’s operations that would have been realized had the Acquisition of Alcatel Lucent or the HERE transaction contemplated above occurred as of the dates indicated, nor is it meant to be indicative of any anticipated financial position or future results of operations that Nokia will experience going forward. In addition, the accompanying unaudited pro forma condensed combined income statements does not reflect any expected cost savings, synergies, restructuring actions, non-recurring items or one-time transaction related costs that Nokia expects to generate or incur.

All amounts presented are in millions of euros unless otherwise noted.

Unaudited Pro Forma Condensed Combined Statement of Financial Position As of June 30, 2015

EURm	Nokia historical	Sale of HERE	Nokia continuing operations	Alcatel Lucent reclassified	Pro forma adjustments	Pro forma combined
ASSETS
Non-current assets
Goodwill	2 783	(2 555)	228	3 360	4 804	8 392
Other intangible assets	341	(37)	304	1 419	5 700	7 423
Property, plant and equipment	786	(112)	674	1 378	—	2 052
Investments in associated companies	69	—	69	27	—	96
Available-for-sale investments	1 018	—	1 018	337	—	1 355
Deferred tax assets	2 721	(51)	2 670	1 648	—	4 318
Long-term loans receivable	48	—	48	9	—	57
Prepaid pension costs	29	—	29	2 831	—	2 860
Other non-current assets	43	—	43	376	—	419

	7 837	(2 756)	5 081	11 385	10 504	26 970

Current assets
Inventories	1 368	(12)	1 356	2 099	108	3 563
Accounts receivable, net of allowances for doubtful accounts	3 602	(159)	3 443	2 005	(8)	5 440
Prepaid expenses and accrued income	944	(73)	871	1 323	—	2 194
Current income tax assets	200	(7)	193	67	—	260
Current portion of long-term loans receivable	2	—	2	16	—	18
Other financial assets	121	—	121	202	—	323
Investments at fair value through profit and loss, liquid assets	570	—	570	—	—	570
Available-for-sale investments, liquid assets	2 065	(1)	2 064	1 770	—	3 834
Cash and cash equivalents	3 983	2 515	6 498	4 032	—	10 530

	12 855	2 263	15 118	11 514	100	26 732
Assets of disposal groups classified as held for sale	—	—	—	43	—	43

Total assets	20 693	(493)	20 200	22 942	10 604	53 746

EURm	Nokia historical	Sale of HERE	Nokia continuing operations	Alcatel Lucent reclassified	Pro forma adjustments	Pro forma combined
SHAREHOLDERS’ EQUITY AND LIABILITIES
Capital and reserves attributable to equity holders of the parent	8 919	26	8 945	2 443	10 354	21 742
Non-controlling interests	59	—	59	879	—	938

Total equity	8 979	26	9 005	3 322	10 354	22 681

Non-current liabilities
Long-term interest-bearing liabilities	2 685	—	2 685	5 051	(3 430)	4 306
Deferred tax liabilities	75	—	75	912	1 764	2 751
Deferred revenue and other long-term liabilities	1 575	(164)	1 411	571	—	1 982
Defined benefit pensions and other post-retirement benefits	426	(7)	419	5 197	—	5 616
Provisions	259	—	259	324	—	583

	5 019	(171)	4 848	12 055	(1 666)	15 237
Current liabilities
Current portion of long-term interest-bearing liabilities	1	—	1	195	1 901	2 097
Short-term borrowings	102	—	102	357	—	459
Other financial liabilities	122	—	122	145	—	267
Current income tax liabilities	484	(58)	426	74	—	500
Accounts payable	1 919	(49)	1 870	1 916	(8)	3 778
Accrued expenses, deferred revenue and other liabilities	3 560	(238)	3 322	3 930	23	7 275
Provisions	507	(3)	504	915	—	1 419

	6 695	(348)	6 347	7 532	1 916	15 795
Liabilities of disposal groups classified as held for sale	—	—	—	33	—	33

Total liabilities	11 714	(519)	11 195	19 620	250	31 065

Total shareholders’ equity and liabilities	20 693	(493)	20 200	22 942	10 604	53 746

Unaudited Pro Forma Condensed Combined Income Statement for the Six Month Period Ended June 30, 2015

EURm	Nokia historical	Sale of HERE	Nokia continuing operations	Alcatel Lucent reclassified	Pro forma adjustments	Pro forma combined
Net sales	6 405	(551)	5 854	6 601	(14)	12 441
Cost of sales	(3 512)	142	(3 370)	(4 367)	14	(7 723)
Gross profit	2 892	(409)	2 483	2 234	—	4 717
Research and development expenses	(1 354)	269	(1 085)	(1 168)	(171)	(2 424)
Selling, general and administrative expenses	(875)	99	(776)	(870)	(168)	(1 814)
Impairment of goodwill	—	—	—	—	—	—
Other income	159	—	159	48	—	207
Other expenses	(78)	13	(65)	(219)	22	(262)

Operating profit/(loss)	745	(28)	717	25	(317)	425
Share of results of associated companies	14	—	14	1	—	15
Financial income and expenses	(49)	(4)	(53)	(142)	28	(167)

Profit/(loss) before tax	710	(32)	678	(116)	(289)	273
Income tax benefit/ (expense)	(177)	7	(170)	(6)	87	(89)
Profit/(loss) from continuing operations	533	(25)	508	(122)	(202)	184

Attributable to:
Equity holders of the parent	531	(25)	506	(112)	(202)	192
Non-controlling interests	2	—	2	(10)	—	(8)

	533	(25)	508	(122)	(202)	184

Earnings per share from continuing operations (attributable to equity holders of parent)	EUR	EUR	EUR	EUR	EUR
Basic	0.15	(0.01)	0.14	(0.04)	0.03
Diluted	0.14	(0.00)	0.14	(0.04)	0.03

Weighted average number of shares	000s shares	000s shares	000s shares	000s shares	000s shares
Basic	3 631 929	3 631 929	3 631 929	2 787 471	5 640 929
Diluted	3 952 185	3 642 883	3 642 883	2 787 471	5 657 924

Unaudited Pro Forma Condensed Combined Income Statement for the Year Ended December 31, 2014

EURm	Nokia historical	Sale of HERE	Nokia continuing operations	Alcatel Lucent reclassified	Pro forma adjustments	Pro forma combined
Net sales	12 732	(969)	11 763	13 010	(29)	24 744
Cost of sales	(7 094)	238	(6 856)	(8 788)	29	(15 615)

Gross profit	5 638	(731)	4 907	4 222	—	9 129
Research and development expenses	(2 493)	545	(1 948)	(2 139)	(223)	(4 310)
Selling, general and administrative expenses	(1 634)	181	(1 453)	(1 661)	(439)	(3 553)
Impairment of goodwill	(1 209)	1 209	—	—	—	—
Other income	136	(2)	134	308	—	442
Other expenses	(268)	39	(229)	(593)	—	(822)

Operating profit/(loss)	170	1 241	1 411	137	(662)	886
Share of results of associated companies	(12)	—	(12)	15	—	3
Financial income and expenses	(395)	(5)	(400)	(502)	38	(864)

(Loss)/profit before tax	(237)	1 236	999	(350)	(624)	25
Income tax benefit/ (expense)	1 408	310	1 718	316	187	2 221
Profit/(loss) from continuing operations	1 171	1 546	2 717	(34)	(437)	2 246

Attributable to:
Equity holders of the parent	1 163	1 546	2 709	(69)	(437)	2 203
Non-controlling interests	8	—	8	35	—	43

	1 171	1 546	2 717	(34)	(437)	2 246

Earnings per share from continuing operations (attributable to equity holders of parent)	EUR	EUR	EUR	EUR	EUR
Basic	0.31	0.42	0.73	(0.02)	0.39
Diluted	0.30	0.39	0.67	(0.02)	0.37

Weighted average number of shares	000s shares	000s shares	000s shares	000s shares	000s shares
Basic	3 698 723	3 698 723	3 698 723	2 767 026	5 707 723
Diluted	4 131 602	4 131 602	4 131 602	2 767 026	6 143 274

B.9	Profit forecasts and estimates

Nokia

This Element, “Profit forecasts and estimates”, includes forward-looking statements. Forward-looking statements are no guarantees of future developments, and Nokia’s actual results could differ materially from the results described in or implied by forward-looking statements contained herein due to various factors. Nokia cautions investors not to place undue reliance on these forward-looking statements, which speak only as at the date of this Listing Prospectus.

The following table sets forth Nokia’s outlook as disclosed in conjunction with Nokia’s Interim Report on July 30, 2015.

	Metric[1]	Guidance	Commentary

Nokia Networks	Full year 2015 Net sales	Increase year-on-year

	Full year 2015 Non-IFRS operating margin	Around the midpoint of the long-term range of 8% - 11% for the full year	Based on factors including competitive industry dynamics, product and regional mix, expected industry seasonality in the second half of 2015, the timing of major network deployments, and expected continued operational improvement.

HERE	Full year 2015 Net sales	Increase year-on-year

	Full year 2015 Non-IFRS operating margin	9% - 12%	Based on factors including leading market position, positive industry trends and improved focus on cost efficiency.

Nokia Technologies	Full year 2015 Net sales Full year 2015 Non-IFRS operating expense	Increase year-on-year Approximately in line with Q2 2015 level (update)	Excludes potential amounts related to the expected resolution of Nokia’s arbitration with Samsung. Based on factors including higher investment in licensing activities, licensable technologies and business enablers, including go-to-market capabilities, which target new and significant long-term growth opportunities. This is an update to the earlier FY15 non-IFRS operating expense outlook to be approximately in line with the Q4 2014 level.

Nokia	Full year 2015 capital expenditure	Approximately EUR 250 million	Primarily attributable to Nokia Networks.

	Full year 2015 financial income and expense	Expense of approximately EUR 160 million	Subject to changes in FX rates and interest-bearing liabilities.

	Full year 2015 Group Common Functions non-IFRS operating expense	Approximately EUR 120 million

	Estimated long-term effective tax rate	Approximately 25%

	Annual cash tax obligation	Approximately EUR 250 million per annum until deferred tax assets fully utilized	May vary due to profit levels in different jurisdictions and amount of license income subject to withholding tax.

[1]    Non-IFRS measures exclude certain non-recurring items (special items). In addition, non-IFRS results exclude intangible asset amortization and other purchase price accounting-related items arising from business acquisitions.

B.10	Qualifications in the audit reports	Not applicable; neither the respective published audit reports of Nokia nor Alcatel Lucent include any qualifications.

B.11	Sufficiency of working capital	In the opinion of Nokia’s management, the working capital available to Nokia is sufficient to cover its present needs for the next 12 months following the date of this Listing Prospectus.

In order to evaluate Nokia’s working capital needs after the Acquisition, Nokia has prepared financial projections assuming the combination of Nokia and Alcatel Lucent and excluding the HERE business. Based on these financial projections, Nokia anticipates that the combination of Nokia and Alcatel Lucent will not adversely impact the sufficiency of working capital for the Combined Company.

Section C — Securities

C.1	Type and class of securities

Nokia

Nokia has a single series of shares, and each share entitles its holder to one vote in the General Meeting of Shareholders of the Company. There are no voting restrictions related to the shares. All Nokia Shares carry equal rights to dividends and other distributions by Nokia (including distributions of assets in the event of the liquidation of the Company). Nokia Shares have been issued according to Finnish legislation and are incorporated in the book-entry system of securities maintained by Euroclear Finland Ltd. Nokia Shares are subject to public trading on the Official List of Nasdaq Helsinki under the trading symbol “NOKIA” and the ISIN code of Nokia Share is FI0009000681. Nokia Shares are quoted in Euro in Nasdaq Helsinki. Nokia ADSs are quoted on the New York Stock Exchange under trading code “NOK”.

Alcatel Lucent

The Alcatel Lucent Shares are traded on Euronext Paris under the symbol “ALU” and Alcatel Lucent ADSs are traded on the NYSE under the symbol “ALU”. Alcatel Lucent bonds convertible into new Alcatel Lucent Shares or exchangeable for existing Alcatel Lucent Shares due on July 1, 2018 (i.e. 2018 OCEANEs), Alcatel Lucent bonds convertible into new Alcatel Lucent Shares or exchangeable for existing Alcatel Lucent Shares due on January 30, 2019 (i.e. 2019 OCEANEs) and Alcatel Lucent bonds convertible into new Alcatel Lucent Shares or exchangeable for existing Alcatel Lucent Shares due on January 30, 2020 (i.e. 2020 OCEANEs) are traded on Euronext Paris, under the symbol “YALU” for the 2018 OCEANEs, “YALU1” for the 2019 OCEANEs and “YALU2” for the 2020 OCEANEs. The ISIN code of the Alcatel Lucent Shares is FR0000130007. A shareholder has the right to as many votes as the number of shares that he owns or represents. However, fully paid registered shares, registered in the name of the same holder for at least three years, have double voting rights.

C.2	Currency of the securities issue	The currency is euro.

C.3	Share information

Nokia

At the date of this Listing Prospectus, Nokia has 3 678 641 891 fully paid shares. Nokia Shares have no nominal value.

On October 26, 2012 Nokia Group issued a EUR 750 million convertible bond (“Convertible Bond”) based on an authorization granted by the Annual General Meeting on May 6, 2010. The bonds have a five-year maturity and a 5.0% per annum coupon payable semi-annually. The current conversion price is EUR 2.39. On the date of this Listing Prospectus, EUR 0.2 million of the bond was converted into shares. The terms of the Convertible Bond allow Nokia to redeem such bonds at any time after November 25, 2015 for cash at their principle amount, together with accrued but unpaid interest until the redemption date. The redemption is conditional on the volume weighted average price of the Nokia Shares during a specified period immediately prior to the date of the notice of redemption being equal to or exceeding 150% of the conversion price for the Convertible Bond. On October 8, 2015, Nokia announced that it had decided to exercise its option to redeem the Convertible Bond on November 26, 2015.

If the Convertible Bond is converted into Nokia Shares in its entirety, which would occur by November 17, 2015, at the current conversion price of EUR 2.39 per Nokia Share, approximately 313 723 849 Nokia Shares (assuming full conversion) would be issued. These Nokia Shares would represent approximately 5.2% of the issued and outstanding Nokia Shares after Completion of the Exchange Offer (assuming that all Alcatel Lucent Securities are tendered into the Exchange Offer or the subsequent offering period, if any).

Alcatel Lucent

As of September 30, 2015, 2 838 984 750 Alcatel Lucent Shares were outstanding, including 40 115 200 Alcatel Lucent Shares held in treasury by Alcatel Lucent and including the Alcatel Lucent Shares represented by Alcatel Lucent ADSs. As of June 30, 2015, 499 863 626 Alcatel Lucent Shares were represented by Alcatel Lucent ADSs. The Alcatel Lucent Shares have a nominal value of EUR 0.05.

As of September 30, 2015, the number of 2018 OCEANEs outstanding was 349 413 680, the number of 2019 OCEANEs outstanding was 167 500 000 and the number of 2020 OCEANEs outstanding was 114 499 995.

C.4	Rights attached to the securities

Nokia

Rights attached to the Offered Shares (and Nokia Shares in general) include, amongst others, pre-emptive rights to subscribe for new shares in Nokia, rights to participate and exercise voting power at the General Meeting of Shareholders, rights to dividend and distribution of other unrestricted equity, and rights to demand redemption of shares at a fair price from a shareholder that holds shares representing more than 90% of all the shares and votes in Nokia, as well as other rights generally available under the Finnish Limited Liability Companies Act (624/2006, as amended).

The Offered Shares will entitle their holders to full shareholder rights in Nokia after the Offered Shares have been registered in the Finnish Trade Register and in Nokia’s shareholder register and will entitle their holders also to full dividend and other distribution of funds declared by Nokia, if any, in a similar manner as the existing Nokia Shares.

Alcatel Lucent

Each share gives right to a portion of Alcatel Lucent’s profits, in the proportion prescribed by the Articles of Association. Dividends and other income from shares issued by Alcatel Lucent are paid under the conditions authorized or provided for under the regulations in effect and in such a manner as the General Meeting of Shareholders, or, alternatively, the Board of Directors may decide.

A double voting right is granted to fully paid shares which have been held in registered form by the same person for at least three years. Rights and obligations remain attached to a share regardless of who holds the share. Ownership of a share entails automatic acceptance of Alcatel Lucent’s Articles of Association and resolutions of the General Meeting of Shareholders.

Shares are indivisible vis-à-vis Alcatel Lucent, which means that joint owners of shares must be represented by a single person. Shares subject to usufruct must be identified as such in the share registration.

C.5	Restrictions on the free transferability of the shares	Nokia Shares are freely transferable. Alcatel Lucent Shares are freely transferable.

C.6	Admission to trading

Nokia Shares are subject to public trading on the Official List of Nasdaq Helsinki under the trading symbol “NOKIA”. Nokia ADSs are quoted on the New York Stock Exchange under trading code “NOK”.

In conjunction with the Exchange Offer, Nokia has applied for the Nokia Shares (including the Nokia Shares to be issued in connection with the Exchange Offer) to be listed on Euronext Paris. Nokia expects to request that Admission be approved to take effect prior to the Completion of the Exchange Offer. Nokia will also apply for a listing of the Nokia Shares and Nokia ADSs to be issued in connection with the Exchange Offer on Nasdaq Helsinki and the NYSE, respectively.

C.7	Dividend policy

Nokia

Nokia does not have a quantitative distribution policy but it does generally view annual dividends as an important mechanism to return value to its shareholders. The dividend distribution of Nokia will continue to be determined by Nokia’s Board of Directors as regards the Company’s distribution capabilities, financial situation and the needs for the Company. Under the Finnish Companies Act (624/2006, as amended), the General Meeting of Shareholders decides on the distribution of dividends based on a proposal by a company’s Board of Directors.

For the financial year ended December 31, 2014, Nokia paid dividends in the amount of EUR 0.14 per share (EUR 0.11 per share and an additional special dividend of EUR 0.26 per share for 2013, no dividend for 2012).

Alcatel Lucent

No dividends have been distributed in the six previous fiscal years.

Dividends not claimed within five years are turned over to the French Treasury.

The dividend policy is defined by Alcatel Lucent’s Board of Directors following an analysis, in particular, of Alcatel Lucent Group’s financial position and earnings and taking into account its capital requirements and performance, current and future returns, and market practices in relation to distribution of dividends, especially in the sector of activity within which Alcatel Lucent operates. In the light of Alcatel Lucent’s financial results, investment needs and requirements in terms of debt management, Alcatel Lucent may decide to adjust a dividend distribution, or to not distribute a dividend.

At its meeting of February 5, 2015 Alcatel Lucent’s Board of Directors recommended to pay no dividend for fiscal year 2014.

Section D — Risks

D.1	Risks specific to the issuer or its industry	Nokia The risks relating to the operating environment, business and financing of Nokia include the following factors:

		•	Nokia’s strategy is subject to various risks and uncertainties, including that Nokia may not be able to successfully implement its strategy, sustain or improve the operational and financial performance of its businesses, or that Nokia may not be able to correctly identify or successfully pursue business opportunities.

		•	Nokia may be adversely affected by general economic and market conditions.

		•	Nokia is a company with global operations, exposing it to political and other developments.

		•	Nokia’s business is subject to direct and indirect regulation. As a result, changes in various types of regulations, their application, as well as economic and trade policies applicable to current or new technologies or products may adversely affect Nokia’s business and results of operations.

		•	Nokia has a significant presence in emerging market countries, which may have a higher degree of regulatory or political risk, including unfavorable or unpredictable treatment in relation to tax matters, exchange controls, and other restrictions.

•	Nokia is subject to various legislative frameworks and jurisdictions that regulate fraud as well as economic and trade sanctions and policies and as such, the extent and outcome of possible proceedings is difficult to estimate with any certainty.

•	Nokia is subject to the regulatory requirements concerning publicly listed companies. Failure to meet these regulatory requirements could result, for instance, in loss of confidence in Nokia or in the accuracy and completeness of Nokia’s financial reports, or otherwise in the imposition of fines or other regulatory censures.

•	Nokia’s products, services and business models depend on IPR technologies that Nokia has developed as well as technologies that are licensed to Nokia by certain third parties. As a result, evaluating the rights related to the technologies Nokia uses or intends to use is increasingly challenging, and Nokia expects to continue to face claims that it could have allegedly infringed third parties’ IPR. The use of these technologies may also result in increased licensing costs for Nokia, restrictions on Nokia’s ability to use certain technologies in its products and/or costly and time consuming litigation.

•	Nokia has operations in a number of countries and, as a result, faces complex tax issues and tax disputes and could be obligated to pay additional taxes in various jurisdictions.

•	Nokia’s actual or anticipated performance, among other factors, could reduce the Company’s ability to utilize its deferred tax assets.

•	Nokia may be unable to retain, motivate, develop and recruit appropriately skilled employees.

•	Nokia may face disruptions relating to the use of its employees or relationships with employee representatives.

•	Performance failures of Nokia’s partners as well as failures to achieve the required partnering arrangements could adversely affect the Company.

•	Nokia’s net sales, costs and results of operations, as well as the U.S. dollar value of Nokia’s dividends and market price of Nokia ADSs, are affected by exchange rate fluctuations.

•	An unfavorable outcome of litigation, contract-related disputes or allegations of health hazards associated with Nokia’s businesses could have a material adverse effect on the Company.

•	Inefficiencies, breaches, malfunctions or disruptions of information technology systems could have a material adverse effect on Nokia’s businesses and results of operations.

•	Cybersecurity breaches and other potential security risks may adversely affect Nokia’s business.

•	Nokia may not be able to achieve targeted benefits from or successfully implement planned transactions.

•	The Sale of the Devices & Services Business may expose Nokia to contingent liabilities and the agreements Nokia have entered into with Microsoft may have terms that prove to be unfavorable to the Company.

•	Nokia’s efforts aimed at managing and improving financial or operational performance, cost savings and competitiveness may not lead to targeted results or improvements.

•	Nokia may not be able to optimize the Company’s capital structure as planned and re-establish its investment grade credit rating.

•	Should the current uncertain market conditions continue or deteriorate, Nokia or the Combined Company may not be able to receive sufficient financing.

•	Nokia’s or the Combined Company’s credit ratings may not reflect all risks and may not improve in the future.

•	Nokia Networks is dependent on the development of the mobile broadband infrastructure industry.

•	Nokia Networks focuses on mobile broadband and accordingly its sales and profitability depend on its success in the mobile broadband infrastructure and related services market.

•	Nokia Networks faces intense competition and may fail to effectively and profitably invest in new competitive high quality products, services, upgrades and technologies and to bring them to market in a timely manner.

•	Defects in Nokia Networks’ products could adversely affect the Company’s results of operations.

•	Nokia Networks is dependent on a limited number of customers and large multi-year agreements and accordingly a loss of a single customer, further operator consolidation or issues related to a single agreement, may have a significant impact on Nokia Networks.

•	Nokia Networks may face problems or disruptions in the Company’s manufacturing, service creation, delivery, logistics or supply chain.

•	Nokia Networks’ business models rely on solutions for distribution of services and software or data storage, which entail inherent risks relating to security or applicable regulatory regimes.

•	Nokia Networks’ production sites or the production sites of the Company’s suppliers are geographically concentrated.

•	Nokia Networks may be adversely affected by developments with respect to the customer financing or extended payment terms it provides to customers.

•	HERE business strategy is subject to risks and uncertainties, including intense competition faced by HERE, and may fail to effectively and profitably invest in new competitive high-quality services and data and bring these to market in a timely manner or adjust its operations efficiently.

•	The carrying amount of HERE goodwill may not be recoverable.

•	HERE business sales are dependent on the overall automotive market developments and customer business conditions.

•	HERE business sales, especially with respect sales to the automotive industry are derived from a limited number of customers and large multi-year agreements.

•	Nokia Technologies’ patent licensing income may be adversely affected by general economic conditions or adverse market developments as well as regulatory or other developments.

•	Nokia Technologies’ patent licensing income and other intellectual property related revenue are subject to risks and uncertainties and will be adversely affected if Nokia is not able to maintain the existing sources of intellectual property related revenue or establish new sources.

•	Nokia Technologies’ patent licensing income is dependent on a limited number of key licensees, including Samsung, that contribute proportionally significant patent licensing income.

•	Licensing Nokia Technologies’ patents or other IPR portfolio and otherwise monetizing Nokia’s intellectual property assets rely on adequate regulatory and judicial protection for patented or other proprietary technologies.

•	The Nokia Technologies business aims to generate net sales and profitability through business areas such as technology licensing, licensing the Nokia brand and other business ventures including technology innovation and incubation, which may not materialize as planned or at all.

The risks relating to the proposed sale of Nokia’s HERE business include the following factors:

•	The proposed sale of Nokia’s HERE business may not be completed in a timely manner, or at all.

•	The proposed sale of Nokia’s HERE business may be time-consuming and divert management attention.

Alcatel Lucent

The risks relating to Alcatel Lucent’s business and legal situation include the following factors:

•	Alcatel Lucent’s current restructuring program (the “Shift Plan”) may not yield intended results, and Alcatel Lucent may not be able to transform itself successfully into a cash generative business.

•	The telecommunications industry fluctuates and is affected by many factors, including the economic environment, decisions by service providers and other customers that buy Alcatel Lucent’s products and services regarding their deployment of technology and their timing of purchases and roll-out, as well as demand and spending for communications services by businesses and consumers.

•	Alcatel Lucent’s business requires a significant amount of cash, and Alcatel Lucent may require additional sources of funds if its sources of liquidity are unavailable or insufficient to fund its operations.

•	Credit and commercial risks and exposures could increase if the financial condition of Alcatel Lucent’s customers declines.

•	Alcatel Lucent’s financial condition and results of operations may be harmed if Alcatel Lucent does not successfully reduce market risks, including through the use of derivative financial instruments.

•	An impairment of other intangible assets or goodwill would adversely affect Alcatel Lucent’s financial condition or results of operations.

•	Alcatel Lucent operates in a highly competitive industry with many participants. Alcatel Lucent’s failure to compete effectively would harm its business.

•	Technology drives Alcatel Lucent’s products and services. If Alcatel Lucent fails to keep pace with technological advances in the industry, or if Alcatel Lucent pursues technologies that do not become commercially accepted, customers may not buy Alcatel Lucent’s products or use its services.

•	Alcatel Lucent depends on a limited number of internal and external manufacturing organizations, distribution centers and suppliers. Their failure to deliver or to perform according to Alcatel Lucent’s requirements may adversely affect Alcatel Lucent’s ability to deliver its products, services and solutions on time and in sufficient volume, while meeting Alcatel Lucent’s quality, safety or security standards.

•	Alcatel Lucent is in the process of outsourcing a significant portion of its finance and human resources processes and services, increasing Alcatel Lucent’s dependence on the reliability of external providers. Interruptions in the availability of these processes and services could have a material adverse impact on the responsiveness and quality of these processes and services that are crucial to Alcatel Lucent’s business operations, and on Alcatel Lucent’s future ability to adapt to changing business needs.

•	Information system risks, data protection breaches, cyberattacks and industrial espionage may result in unauthorized access to or modification, misappropriation or loss of, the intellectual property and confidential information that Alcatel Lucent owns or that has been entrusted to Alcatel Lucent by third parties as well as interruptions to the availability of Alcatel Lucent’s systems or the systems that Alcatel Lucent manages for third parties.

•	Many of Alcatel Lucent’s current and planned products are highly complex and may contain defects or errors that are detected only after deployment in telecommunications networks. If that occurs, Alcatel Lucent’s reputation may be harmed.

•	Rapid changes to existing regulations or technical standards or the implementation of new regulations or technical standards for products and services not previously regulated could be disruptive, time-consuming and costly to Alcatel Lucent.

		•	Alcatel Lucent’s ten largest customers accounted for 54% of its revenues in the first half of 2015 (among which Verizon, AT&T and Sprint represented 17%, 13% and 6% of Alcatel Lucent’s revenues, respectively), and most of its revenues come from telecommunications service providers. The loss of one or more key customers or reduced spending by these service providers, or inability to expand and diversify Alcatel Lucent’s customer base to non-service providers could significantly reduce its revenues, profitability and cash flow.

		•	Alcatel Lucent has long-term sales agreements with a number of its customers. Some of these agreements may prove unprofitable as Alcatel Lucent’s costs and product mix shift over the lives of the agreements.

		•	Alcatel Lucent has significant international operations and a significant amount of Alcatel Lucent’s revenues is earned in emerging markets and regions.

		•	Alcatel Lucent Group’s U.S. pension and post-retirement benefit plans are large and have funding requirements that fluctuate based on how their assets are invested, the performance of financial markets worldwide, interest rates, assumptions regarding the life-expectancy of covered employees and retirees, medical price increases, and changes in legal requirements. Even if these plans are currently fully funded, they are costly, and Alcatel Lucent’s efforts to satisfy further funding requirements or control these costs may be ineffective.

		•	Volatility in discount rates and asset values will affect the funded status of Alcatel Lucent’s pension plans.

		•	Pension and post-retirement health plan participants may live longer than has been assumed, which would result in an increase in Alcatel Lucent’s benefit obligation.

		•	Alcatel Lucent may not be able to fund the healthcare and group life insurance costs of its formerly represented retirees with excess pension assets in accordance with Section 420 of the U.S. Internal Revenue Code.

		•	Healthcare cost increases and an increase in the use of services may significantly increase Alcatel Lucent’s retiree healthcare costs.

		•	The activities of Alcatel Lucent’s Optics division include the installation and maintenance of undersea telecommunications cable networks, and in the course of this activity Alcatel Lucent may cause damage to existing undersea infrastructure, for which Alcatel Lucent may ultimately be held responsible.

		•	Alcatel Lucent is involved in lawsuits which, if determined against Alcatel Lucent, could require Alcatel Lucent to pay substantial damages.

		•	Alcatel Lucent has been, and continues to be, involved in investigations concerning alleged violations of anticorruption laws, and has been, and could again be, subject to material fines, penalties and other sanctions as a result of such investigations.

		•	If Alcatel Lucent fails to protect its intellectual property rights, its business and prospects may be harmed.

		•	Alcatel Lucent is subject to intellectual property litigation and infringement claims, which could cause Alcatel Lucent to incur significant expenses or prevent it from selling certain products.

		•	Alcatel Lucent is involved in significant joint ventures and is exposed to problems inherent to companies under joint management.

		•	Alcatel Lucent is subject to environmental, health and safety laws that restrict its operations.

D.3	Risks specific to the securities	The risks relating to Nokia Shares, the Exchange Offer and the squeeze-out include the following factors:

		•	Failure to obtain the Nokia Shareholder Approval and certain other circumstances may trigger significant termination fees for Nokia, and the failure to obtain the Nokia Shareholder Approval and other unfulfilled Conditions may cause the Exchange Offer not to be completed, which could have a material adverse effect on Nokia’s business, financial condition, results of operations and the market price of Nokia Shares.

•	The exchange ratio of the Exchange Offer is fixed and will not be adjusted in case of any changes in the price of the relevant securities. Because the market price of Nokia Shares and Nokia ADSs fluctuates, holders of Alcatel Lucent Securities cannot be certain of the market value of the Nokia Shares or Nokia ADSs that will be issued in connection with the Exchange Offer.

•	The value of the Nokia Shares and the Nokia ADSs may decrease.

•	The issuance of Nokia Shares pursuant to the Exchange Offer could lead to the share price of Nokia Shares and Nokia ADSs being adversely affected.

•	Following the Exchange Offer, Nokia may be unable to successfully implement its business plans or successfully integrate Alcatel Lucent’s business or achieve the targeted synergies and other efficiencies.

•	Nokia’s anticipated benefits from acquiring Alcatel Lucent are based on estimates that are dependent on external factors, and may not be achieved within the envisioned timeframe or at all.

•	The Completion of the Exchange Offer would constitute a change of control of Alcatel Lucent which would give rise to an obligation to redeem some of Alcatel Lucent’s existing indebtedness.

•	The completion of the transactions contemplated by the Exchange Offer would constitute a change of control of Alcatel Lucent which would give rise to an obligation to redeem all of the OCEANEs.

•	The Exchange Offer will trigger certain provisions contained in certain Alcatel Lucent agreements that may require Alcatel Lucent to make change of control payments or permit a counterparty to an agreement with Alcatel Lucent to terminate that agreement.

•	Nokia has not verified the reliability of the Alcatel Lucent information included in, or incorporated by reference into, this Listing Prospectus and, as a result, Nokia’s estimates of the impact of Completion of the Exchange Offer on the pro forma financial information in this Listing Prospectus may be incorrect.

•	The unaudited pro forma condensed combined financial information in this Listing Prospectus is presented for illustrative purposes only and may differ materially from the operating results and financial condition of the Combined Company following completion of the pro forma events.

•	The Exchange Offer will affect the trading markets for any Alcatel Lucent Securities not acquired by Nokia and, as a result, their liquidity and market value could be adversely affected.

•	Alcatel Lucent shareholders will have a reduced ownership and voting interest in the Combined Company.

•	The issuance of additional Nokia Shares may dilute all other shareholdings.

•	Listing of Nokia Shares on Euronext Paris may not succeed as expected or the listing may not take place at all.

•	Some of Alcatel Lucent’s directors and executive officers may have financial interests in the Exchange Offer that are different from or are in addition to those of holders of Alcatel Lucent Securities.

•	Holders of Nokia ADSs may not be able to exercise voting rights or receive distributions as readily as holders of Nokia Shares.

•	Upon a shareholder’s receipt of Nokia Shares in the Exchange Offer, the shareholder of Alcatel Lucent will become a shareholder in Nokia, a Finnish corporation, which may change certain shareholder rights and privileges the shareholder holds as a shareholder of Alcatel Lucent, a French corporation.

•	Holders of Alcatel Lucent Securities may be forced to transfer their Alcatel Lucent Securities to Nokia if Nokia conducts a squeeze-out under French law or takes other steps to consolidate its ownership of Alcatel Lucent.

		•	Any failure by Nokia to promptly complete the squeeze-out of the remaining outstanding Alcatel Lucent Securities could adversely affect the market value of the Nokia Shares and the Nokia ADSs, and Nokia may be unable to fully realize the anticipated benefits of the Exchange Offer.

		•	Consummation of the Exchange Offer may result in adverse tax consequences to Nokia resulting from a change of ownership of Alcatel Lucent.

		•	Certain shareholders may be unable to exercise their pre-emptive rights.

		•	Future sales of Nokia Shares may depress the price of the Nokia Shares.

		•	The amount of dividend and equity return distributed to shareholders for each financial period is uncertain.

Section E — Offer

E.1	Total proceeds and expenses	Nokia will not receive any cash proceeds from the Exchange Offer. The total fees and expenses incurred by Nokia and its affiliates in connection with the Exchange Offer and listing of the Nokia Shares on Euronext Paris and listing of the newly issued Nokia Shares and Nokia ADSs on Nasdaq Helsinki and the NYSE, respectively, including fees and other costs related to external financial and legal advisors and of any other experts and consultants, as well as communication costs, are estimated to be in excess of EUR 110 million (excluding tax).

E.2a	Reasons for the Exchange Offer, use of proceeds and estimated net amount of proceeds

On April 15, 2015, Nokia and Alcatel Lucent entered into the Memorandum of Understanding pursuant to which and subject to its terms and conditions, Nokia is offering to acquire all of the Alcatel Lucent Securities through the Exchange Offer. The Exchange Offer will be conducted in order to combine the businesses of Nokia and Alcatel Lucent.

The strategic rationale for combining the two companies includes:

		•	creation of end-to-end portfolio scope and scale player with leading global positions across products, software and services to meet changing industry paradigms;

		•	complementary offerings, customers and geographic footprint;

		•	enhanced research and development capabilities creating an innovation powerhouse with significant combined R&D resources;

		•	the recent execution track-record on both sides and common vision for the future;

		•	the opportunity to realize significant cost savings and other synergies; and

		•	the development of a robust capital structure and strong balance sheet.

The Combined Company would target approximately EUR 900 million of operating cost synergies to be achieved on a full year basis in 2019, assuming Completion of the Exchange Offer no later than the end of the first half of 2016. The Combined Company would also target approximately EUR 200 million of reductions in interest expenses to be achieved on a full-year basis in 2017.

Based on Nokia’s and Alcatel Lucent’s revenues for the year ended December 31, 2014, the share of revenues of the Combined Company generated in North America would have amounted to 30% (Nokia: 15%; Alcatel Lucent: 44%), in Europe 27% (Nokia: 31%; Alcatel Lucent: 23%), in Asia-Pacific/Japan/India 18% (Nokia: 26%; Alcatel Lucent: 10%), in Greater China 11% (Nokia: 11%; Alcatel Lucent: 10%), Middle East & Africa 8% (Nokia: 9%; Alcatel Lucent: 8%) and Latin America 7% (Nokia: 8%; Alcatel Lucent: 5%). The revenues of the Combined Company have been calculated by adding the respective Nokia and Alcatel Lucent country revenue amounts together. These combined revenue amounts should not be substituted for pro forma information presented elsewhere in this Listing Prospectus as this information has not been prepared on the same basis.

E.3	Terms and conditions of the Exchange Offer

Nokia is offering, subject to the terms and conditions of the Exchange Offer, to acquire all of the Alcatel Lucent Securities through the Exchange Offer whereby Alcatel Lucent Securities will be exchanged for Nokia Shares or Nokia ADSs. The Exchange Offer is comprised of the U.S. Offer and the French Offer.

The U.S. Offer is being made pursuant to the Schedule TO (“Schedule TO”) to all U.S. holders of outstanding Alcatel Lucent Shares, all holders of outstanding Alcatel Lucent ADSs, wherever located, and all U.S. holders of outstanding OCEANEs. For every Alcatel Lucent Share validly tendered into, and not withdrawn from, the U.S. Offer, holders of Alcatel Lucent Shares will receive 0.55 Nokia Shares. For every Alcatel Lucent ADS validly tendered into, and not withdrawn from, the U.S. Offer, holders of Alcatel Lucent ADSs will receive 0.55 Nokia ADSs. For every OCEANE validly tendered into, and not withdrawn from, the U.S. Offer, holders of Alcatel Lucent OCEANEs will receive such number of Nokia Shares per one OCEANE that is based on the exchange ratio of 0.55 Nokia Shares per each Alcatel Lucent Share which would be issuable upon conversion or exchangeable upon exchange of the OCEANE at the conversion/exchange ratio which will apply on the date of commencement of the Exchange Offer. Holders of Alcatel Lucent ADSs located outside of the United States may participate in the U.S. Offer only to the extent the local laws and regulations applicable to those holders permit them to participate in the U.S. Offer.

The French Offer to exchange 0.55 Nokia Shares for every Alcatel Lucent Share, and such number of Nokia Shares per one OCEANE that is based on the exchange ratio of 0.55 Nokia Shares per each Alcatel Lucent Share which would be issuable upon conversion or exchangeable upon exchange of the OCEANE at the conversion/exchange ratio which will apply on the date of commencement of the Exchange Offer, will be made pursuant to the French Offer Document available to holders of Alcatel Lucent Shares and OCEANEs who are located in France. Holders of Alcatel Lucent Shares and OCEANEs who are located outside of France may not participate in the French Offer except if, pursuant to the local laws and regulations applicable to those holders, they are permitted to participate in the French Offer.

The U.S. Offer is expected to commence on or about the same date as the French Offer following Nokia’s filing of the Schedule TO with the SEC. The U.S. Offer and withdrawal rights for tenders of Alcatel Lucent Shares and OCEANEs into the U.S. Offer will expire at the Expiration Date[3].

The French Offer is expected to commence after the AMF approval of the French Offer, which is expected to be received prior to the Extraordinary General Meeting of Nokia Shareholders on December 2, 2015, and will remain open for a period of 25 French trading days, unless the French Offer is extended or terminated earlier in accordance with the AMF General Regulation.

To the extent permitted by applicable rules and regulations of the AMF and the SEC and subject to the Memorandum of Understanding, Nokia expressly reserves the right to, at any time and from time to time:

		•	terminate or amend the U.S. Offer (and not accept at expiration of the offer period any Alcatel Lucent Securities) upon the failure of any of the Conditions (as defined below);

[3]	The U.S. Offer and withdrawal rights for tenders of Alcatel Lucent Shares and OCEANEs into the U.S. Offer will expire at the expiration date of the U.S. Offer (the “Expiration Date”), which date may be at the earliest 25 French trading days after the commencement of the French Offer, unless the U.S. Offer is extended.

•	prior to the expiration of the offer period of the French Offer, revoke the French Offer in accordance with the AMF General Regulation with the prior approval of the AMF if (i) the Exchange Offer becomes without purpose, or (ii) (A) Alcatel Lucent adopted measures which modify its substance during the offer period or in case the Exchange Offer is successful, or (B) the measures taken by Alcatel Lucent render the continuation of the Exchange Offer particularly onerous. The French Offer may be revoked until the expiration of the French Offer. The AMF General Regulation does not define under which circumstances an offer becomes without purpose or is substantially modified or is particularly onerous. The assessment is made by the AMF on a case-by-case basis. Revocation of the French Offer would likely have a material adverse effect on the U.S. Offer, including the likely failure of the Minimum Tender Condition; and

•	waive any Condition (as defined below) or otherwise amend the Exchange Offer in any respect, provided that, under the AMF General Regulation, Nokia may not amend the terms of the French Offer in a manner adverse to the shareholders and any amendment must be made no later than five French trading days prior to the expiration of the French Offer period and requires the prior approval of the AMF. A waiver of a material condition or any other material change to the U.S. Offer, if that waiver or change occurs ten or five U.S. business days, as applicable, prior to the date the U.S. Offer is scheduled to expire, may also require the extension of the U.S. Offer. Under the AMF General Regulation, if the Minimum Tender Condition[4] is waived by Nokia, the Exchange Offer will lapse if Nokia fails to cross the Mandatory Minimum Acceptance Threshold[5]. In addition, pursuant to the Memorandum of Understanding, Nokia cannot, without the prior written consent of Alcatel Lucent, amend, modify, supplement or waive any term of the Exchange Offer or Condition (as defined below), other than the Minimum Tender Condition, in a manner materially adverse to Alcatel Lucent or the holders of Alcatel Lucent Securities.

[4]	“Minimum Tender Condition” refers to the number of Alcatel Lucent Securities validly tendered in accordance with the terms of the Exchange Offer representing, on the date of announcement by the AMF of the results of the French Offer taking into account the results of the U.S. Offer, more than 50% of the Alcatel Lucent Shares on a fully diluted basis. For purposes of the Minimum Tender Condition, the “fully diluted” Alcatel Lucent Shares will be calculated as follows:

•	the numerator being the sum of (i) all Alcatel Lucent Shares (including Alcatel Lucent Shares represented by ADSs) validly tendered into the Exchange Offer as of the expiration date of the Exchange Offer period and (ii) all Alcatel Lucent Shares issuable upon conversion of the OCEANEs validly tendered into the Exchange Offer as of the expiration date of the Exchange Offer period taking into account the relevant OCEANEs’ conversion ratio applicable on the date of expiration date of the Exchange Offer period; and

•	the denominator being the sum of (i) all Alcatel Lucent Shares issued and outstanding (including Alcatel Lucent Shares represented by ADSs) as of the expiration date of of the Exchange Offer period and (ii) all Alcatel Lucent Shares issuable at any time prior to, on or after the expiration date of the Exchange Offer period upon the exercise of any outstanding options, warrants, convertible securities or rights to purchase, subscribe or be allocated, newly issued Alcatel Lucent Shares, including upon conversion of the OCEANEs (taking into account the relevant OCEANEs’ conversion ratio applicable on the expiration date of the Exchange Offer), exercise of Alcatel Lucent Stock Options or acquisition of Alcatel Lucent Performance Shares.

[5]	“Mandatory Minimum Acceptance Threshold” refers to a number of Alcatel Lucent Shares representing more than 50% of the Alcatel Lucent share capital or voting rights, taking into account, if necessary, the Alcatel Lucent Shares resulting from the conversion of the OCEANEs validly tendered into the Exchange Offer. Mandatory Minimum Acceptance Threshold would be calculated as follows:

•	the numerator being the sum of (i) all Alcatel Lucent Shares validly tendered into the Exchange Offer (including Alcatel Lucent Shares represented by Alcatel Lucent ADSs) as of the expiration date of the Exchange Offer period and (ii) all Alcatel Lucent Shares issuable upon conversion of the OCEANEs validly tendered into the Exchange Offer as of the expiration date of the Exchange Offer period, taking into account the relevant OCEANE’s conversion ratio applicable on the expiration date of such Exchange Offer, and (iii) all treasury shares held by Alcatel Lucent as well as the Alcatel Lucent Shares held by its subsidiaries; and

•	the denominator being the sum of (i) all Alcatel Lucent Shares issued and outstanding (including Alcatel Lucent Shares represented by Alcatel Lucent ADSs) as of the expiration date of the Exchange Offer period and (ii) all Alcatel Lucent Shares issuable upon conversion of the OCEANEs validly tendered into the Exchange Offer as of the expiration date of the Exchange Offer period, taking into account the relevant OCEANE’s conversion ratio applicable on the expiration date of the Exchange Offer.

A subsequent offering period is an additional period of time after Nokia has acquired Alcatel Lucent Securities in the Exchange Offer during which holders may tender, but not withdraw, Alcatel Lucent Securities and receive the Exchange Offer consideration. Pursuant to the Memorandum of Understanding, and according to Article 232-4 of the AMF General Regulation, if more than 50% but less than 95% of the share capital and voting rights of Alcatel Lucent have been tendered in and not withdrawn from the Exchange Offer, there will be a subsequent offering period for the French Offer. Under the AMF General Regulation, the subsequent offering period for the French Offer will begin no later than ten French trading days following the publication by the AMF of the results of the French Offer (taking into account the results of the U.S. Offer) and must last at least ten French trading days. Pursuant to the Memorandum of Understanding, Nokia has agreed to ensure that, subject to applicable law, the period during which the U.S. Offer is open corresponds to the period during which the French Offer is open (including subsequent offering periods in relation to the French Offer). If a subsequent offering period is provided, Nokia will publicly announce the results of the Exchange Offer, including the approximate number and percentage of Alcatel Lucent Securities tendered to date, no later than nine French trading days after the expiration of the Exchange Offer period and will thereafter begin the subsequent offering period in accordance with AMF General Regulation. Nokia expressly reserves the right in its sole discretion to conduct a subsequent offering period for the U.S. Offer either to match the subsequent offering period of the French Offer or otherwise. Nokia also expressly reserves the right, in is sole discretion, to extend the subsequent offering period for the U.S. Offer by giving oral or written notice to the U.S. exchange agent.

Alcatel Lucent ADSs tendered into the U.S. Offer can be withdrawn at any time prior to the ADS Tender Deadline[6]. Alcatel Lucent Shares or OCEANEs tendered for exchange may be withdrawn at any time prior to the Expiration Date. However, these withdrawal rights will not be available following the expiration of the U.S. Offer and prior to the commencement of the subsequent offering period, if any. In addition, subject to satisfaction of all Conditions other than the Minimum Tender Condition, these withdrawal rights will not be available during the period that the securities tendered into the Exchange Offer are being counted.

Nokia’s obligation to accept, and to exchange, any Alcatel Lucent Securities validly tendered into the Exchange Offer will be subject only to:

•	the satisfaction of the Minimum Tender Condition or, if waived by Nokia in its sole discretion, the crossing of the Mandatory Minimum Acceptance Threshold; and

•	the receipt of the Nokia Shareholder Approval[7];

collectively referred to as the “Conditions” and each a “Condition”.

Nokia will determine questions as to the validity, form, eligibility, including time of receipt, and acceptance for exchange of any tender of Alcatel Lucent Securities, in Nokia’s sole discretion, and Nokia’s determination shall be final and binding. Nokia

[6]	The ADS tender deadline for validly tendering and withdrawing Alcatel Lucent ADSs in the U.S. Offer will expire on the U.S. business day immediately preceding the Expiration Date, unless the U.S. Offer is extended (the “ADS Tender Deadline”).
[7]

“Nokia Shareholder Approval” refers to Nokia shareholders having approved the authorization for the Nokia Board of Directors to issue such number of new Nokia Shares as may be necessary for delivering the Nokia Shares offered in consideration for the Alcatel Lucent Securities tendered into the Exchange Offer and for the Completion of the Exchange Offer.

reserves the absolute right to reject any and all tenders of Alcatel Lucent Securities that Nokia determines are not in proper form or the acceptance of or exchange for which may be unlawful. Nokia also reserves the absolute right to waive any defect or irregularity in the tender of any Alcatel Lucent Securities of any particular holder, whether or not similar defects or irregularities are waived in the case of other holders. No tender of Alcatel Lucent Securities will be deemed to have been validly made until all defects and irregularities in tenders of Alcatel Lucent Securities will have been cured or waived. None of Nokia, the U.S. exchange agent nor any other person will be under any duty to give notification of any defects or irregularities in the tender of any Alcatel Lucent Securities, and none of them will incur any liability for failure to give any such notification. Nokia’s interpretation of the terms of the Exchange Offer and Conditions, including the letter of transmittal and instructions thereto, will be final and binding.

The AMF will announce the results of the French Offer, taking into account the results of the U.S. Offer, no later than nine French trading days following the expiration of the French Offer period and, if applicable, the expiration of the subsequent offering period. In addition, Nokia will also announce the results of the Exchange Offer and, if applicable, the subsequent offering period by means of a public announcement to be issued on the date of announcement of the results by the AMF. In addition, notice will be posted on Nokia’s website at www.nokia.com. The information on Nokia’s website is not a part of this Listing Prospectus and is not incorporated by reference herein.

If the Conditions to accept, and to exchange, any Alcatel Lucent Securities validly tendered into the Exchange Offer have been satisfied or, if applicable, waived, the Offered Shares and Nokia ADSs, which will be delivered to those holders of Alcatel Lucent Securities that have tendered their Alcatel Lucent Securities into the Exchange Offer, will be delivered approximately five French trading days following the announcement of the results of the French Offer by the AMF, in accordance with the applicable Finnish, French and U.S. rules and regulations. No fractional Nokia Shares or Nokia ADSs will be issued by Nokia in the context of the Exchange Offer, including during the subsequent offering period. Holders of Alcatel Lucent Securities who tender in the Exchange Offer, including during the subsequent offering period, a number of Alcatel Lucent Securities which does not entitle them to a whole number of new Nokia Shares or Nokia ADSs, will be considered as having expressly agreed to participate in the mechanism to resell new fractional Nokia Shares or ADSs.

The Nokia Shares (including the Nokia Shares represented by Nokia ADSs) to be issued in the U.S. Offer and the French Offer will be created by means of an issuance of new ordinary Nokia Shares. In order to settle the Exchange Offer, it is contemplated that the General Meeting of Shareholders of Nokia will resolve to authorize the Nokia Board of Directors to issue new Nokia Shares in deviation from the shareholders’ pre-emptive rights as consideration to the holders of Alcatel Lucent Securities who have tendered their Alcatel Lucent Securities into the Exchange Offer, and that the Nokia Board of Directors will make a resolution to issue new Nokia Shares based on the authorization by the General Meeting of Shareholders (and register such issuance of new shares with the Finnish Trade Register on settlement).

After a successful Completion of the Exchange Offer, Nokia is expected to own between 50% and 100% of Alcatel Lucent. As a result, Nokia will be in a position to exert influence over the strategic, operating and financial policies of Alcatel Lucent. If the squeeze-out is implemented, Nokia’s ownership of Alcatel Lucent would increase to 100% and Nokia would be entitled to all benefits resulting from that ownership, including all income generated by Alcatel Lucent’s operations and any future increase in Alcatel Lucent’s value and the right to elect all members of the

Alcatel Lucent Board of Directors. Similarly, Nokia would also bear the risk of losses generated by Alcatel Lucent’s operations and any decrease in the value of Alcatel Lucent after such an acquisition.

E.4	Material interests

Nokia retained Société Générale as presenting bank (banque présentatrice) for the French Offer and Nokia’s financial advisor in connection with the Exchange Offer, and certain of its affiliates have in the past provided, and may in the future provide, financial advisory or financing services to Nokia and its affiliates and have received, and may receive in the future, fees for rendering these services. Nokia will pay the presenting bank reasonable and customary compensation for its services in addition to reimbursing the presenting bank for its reasonable out-of-pocket expenses. The address of the presenting bank is Société Générale, Corporate Finance, 75886 Paris Cedex 18, France.

Nokia retained Citibank, N.A. to act as the U.S. exchange agent to receive and hold Alcatel Lucent ADSs validly tendered into, and not withdrawn from, the U.S. Offer, for the benefit of Nokia. Nokia will pay the U.S. exchange agent reasonable and customary compensation for its services in connection with the U.S. Offer, will reimburse the U.S. exchange agent for its reasonable out-of-pocket expenses and will indemnify the U.S. exchange agent against certain liabilities and expenses. Citibank, N.A. depositary offices are located at 388 Greenwich Street, 14th Floor, New York, NY 10013, United States.

Nokia retained Georgeson as information agent in the United States in connection with the Exchange Offer. The information agent may contact holders of Alcatel Lucent Securities by mail, telephone or other means and may request that brokers, dealers, commercial banks, trust companies and other nominees who hold Alcatel Lucent Securities on behalf of beneficial owners of these Alcatel Lucent Securities, forward material relating to the Exchange Offer to such beneficial owners. Nokia will pay the information agent reasonable and customary compensation for these services in addition to reimbursing the information agent for its reasonable out-of-pocket expenses. Nokia has agreed to indemnify the information agent against certain liabilities and expenses in connection with the Exchange Offer, including certain liabilities under the U.S. federal securities laws.

Nokia retained Nordea Bank as Finnish issuer agent for issuing Nokia Shares in the Finnish book-entry system. Nokia will pay the issuer agent reasonable and customary compensation for its services in addition to reimbursing the issuer agent for its reasonable out-of-pocket expenses. Nordea Bank’s head office is located at Aleksanterinkatu 36, FI-00100 Helsinki, Finland.

Nokia retained JP Morgan as its financial advisor. JP Morgan delivered a fairness opinion to the Board of Directors of Nokia in connection with the Exchange Offer and may perform advisory and consulting services for Nokia. For its role as Nokia’s financial advisor, Nokia will pay JP Morgan reasonable and customary compensation in addition to reimbursing JP Morgan’s reasonable out-of-pocket expenses.

Nokia retained Brunswick as an advisor for the announcement and execution of the transaction, receiving assistance in the creation and distribution of communications materials to institutional and individual shareholders, and external audiences including the media and public sector. Nokia will pay Brunswick reasonable and customary compensation for these services in addition to reimbursing Brunswick for its reasonable out-of-pocket expenses.

Nokia has agreed that a part of the remuneration of some of the above-mentioned banks and advisors is success-based. The total amount of such success fees amounts to approximately EUR 12.5 million.

E.5	Names of persons offering to sell / Lock-up agreements	Not applicable.

E.6	Dilution	After closing of the Exchange Offer and assuming that all Alcatel Lucent Securities are tendered into the Exchange Offer or the subsequent offering period, if any, former holders of Alcatel Lucent Securities are expected to own approximately 33.5% of the issued and outstanding Nokia Shares on a fully diluted basis.

E.7	Estimated expenses charged to the investor

Not applicable; no expenses will be directly charged to investors by Nokia in respect of the Exchange Offer.

Nokia has agreed with Citibank, N.A., Nokia’s ADS depositary, that, if the Exchange Offer is successful, the ADS depositary will not charge any ADS issuance fees for the issuance of new Nokia ADSs upon deposit of Nokia Shares for a period of thirty calendar days beginning on the U.S. business day following the settlement of the subsequent offering period or, if there is no subsequent offering period, the settlement of the Exchange Offer. Pursuant to this arrangement, existing and new holders of Nokia Shares would, subject to compliance with the terms of the Nokia ADS deposit agreement, be able to convert their Nokia Shares into Nokia ADSs during such period without any ADS issuance fees.

RISK FACTORS

Shareholders and potential investors should carefully review the following risk factors, in addition to other information contained in this Listing Prospectus. Nokia’s, Alcatel Lucent’s or the Combined Company’s respective businesses, financial conditions and results of operations could be materially affected by each of these risks presented as applicable. Also other risks and uncertainties not described herein could affect Nokia’s, Alcatel Lucent’s or the Combined Company’s respective businesses. Additional risks and uncertainties not presently known to Nokia or Alcatel Lucent, or that Nokia or Alcatel Lucent currently believe are immaterial, could impair Nokia’s, Alcatel Lucent’s or the Combined Company’s businesses or the value of an investment made in them. Certain other matters regarding Nokia’s or Alcatel Lucent’s operations that should be considered before accepting the Exchange Offer are set out, among other things, in the sections “Business—Nokia” and “Business—Alcatel Lucent”, respectively. The order of presentation of the risk factors in this Listing Prospectus is not intended to be an indication of the probability of their occurrence or of their potential effect on Nokia’s, Alcatel Lucent’s or the Combined Company’s respective businesses.

All statements in this section regarding the competitive position of Nokia or the Combined Company are based on the view of Nokia’s management unless otherwise explicitly stated.

Shareholders and potential investors should note that all of the information concerning Alcatel Lucent presented in this Listing Prospectus and in particular in Annex A is solely based on publicly available information of Alcatel Lucent included in Alcatel Lucent Annual Report and Alcatel Lucent Interim Report Alcatel Lucent has filed with the SEC. Nokia confirms that this information has been accurately reproduced and that as far as Nokia is aware and is able to ascertain from information published by Alcatel Lucent, no facts have been omitted which would render the reproduced information inaccurate or misleading.

Risk Factors Relating to Nokia Shares, the Exchange Offer and the Squeeze-out

Failure to obtain the Nokia Shareholder Approval and certain other circumstances may trigger significant termination fees for Nokia, and the failure to obtain the Nokia Shareholder Approval and other unfulfilled Conditions may cause the Exchange Offer not to be completed, which could have a material adverse effect on Nokia’s business, financial condition, results of operations and the market price of Nokia Shares.

Nokia’s obligation to accept, and to exchange, any Alcatel Lucent Securities validly tendered into the Exchange Offer is subject to the satisfaction of the Minimum Tender Condition or, if waived by Nokia, the crossing of the Mandatory Minimum Acceptance Threshold (as defined in the section “The Exchange Offer—Terms of the Exchange Offer—Conditions to the Exchange Offer”) as well as the receipt of the Nokia Shareholder Approval (as defined in the section “The Alcatel Lucent Transaction—Nokia Shareholder Meeting”) to issue the number of new Nokia Shares necessary for the Completion of the Exchange Offer. If these Conditions (as defined in the section “The Exchange Offer—Terms of the Exchange Offer—Conditions to the Exchange Offer”) are not fulfilled, Nokia may not be able to complete the Exchange Offer.

In the Memorandum of Understanding, Nokia has agreed to pay to Alcatel Lucent significant termination fees should the Memorandum of Understanding be terminated in certain circumstances. If the Extraordinary General Meeting of Nokia Shareholders does not approve the authorization for the Nokia Board of Directors to issue the number of new Nokia Shares necessary for the Completion of the Exchange Offer and the Nokia Shareholder Approval condition is thus not fulfilled, Nokia may be obligated to pay to Alcatel Lucent a significant termination fee. In addition, if the Nokia Board of Directors makes a Change in Nokia Board Recommendation (as defined in the section “The Memorandum of Understanding—Nokia Board Recommendation”), a significant termination fee may become payable by Nokia. Further, a significant termination fee becomes payable by Nokia, if the Memorandum of Understanding is terminated due to a relevant authority of competent jurisdiction having enacted or otherwise issued an injunction or a restricting law with respect to the Exchange Offer (refer to the section “The Memorandum of Understanding—Termination Fees” for more information on the termination fees).

There can be no assurances that the Nokia Shareholder Approval will be obtained, that the Nokia Board of Directors will not make a Change in Nokia Board Recommendation in accordance with the terms and conditions of the Memorandum of Understanding or that there would not be any injunction or restricting law by any competent authority that could trigger significant termination fees payable by Nokia.

Furthermore, there can be no assurances that the other Conditions of the Exchange Offer than the Nokia Shareholder Approval will be fulfilled and that the Exchange Offer will be completed. Nokia has incurred, and will continue to incur, substantial transaction costs and expenses in connection with the Exchange Offer. If the Exchange Offer is not completed, Nokia will have incurred significant costs and used significant management efforts for which it will have received little or no benefit, and such management time related to the Exchange Offer could otherwise have been devoted to pursuing other beneficial opportunities.

Additionally, any failure to complete the Exchange Offer in a timely manner, or at all, might diminish the confidence of Nokia’s existing, future or potential stakeholders in the ability of Nokia to execute strategic goals, find strategic alternatives or develop new sources of revenue. Should the Completion of Exchange Offer be delayed or not take place at all, Nokia might also face a loss of key customers or a deterioration of the Nokia brand as a result.

The triggering of any termination fees payable by Nokia under the Memorandum of Understanding and the failure to complete the Exchange Offer could have a material adverse effect on Nokia’s business, financial conditions and/or results of operations and the market price of Nokia Shares.

The exchange ratio of the Exchange Offer is fixed and will not be adjusted in case of any changes in the price of the relevant securities. Because the market price of Nokia Shares and Nokia ADSs fluctuates, holders of Alcatel Lucent Securities cannot be certain of the market value of the Nokia Shares or Nokia ADSs that will be issued in connection with the Exchange Offer.

Following the Completion of the Exchange Offer, holders of Alcatel Lucent Securities will receive (i) 0.55 Nokia Shares for every Alcatel Lucent Share they validly tender into the Exchange Offer, (ii) 0.55 Nokia ADSs for every Alcatel Lucent ADS they validly tender into the Exchange Offer and (iii) such number of Nokia Shares per one OCEANE they validly tender into the Exchange Offer that is based on the exchange ratio of 0.55 Nokia Shares per each Alcatel Lucent Share which would be issuable upon conversion or exchangeable upon exchange of the OCEANE at the conversion/exchange ratio which will apply on the date of commencement of the Exchange Offer. These exchange ratios are fixed and will not be adjusted in case of any changes in the price of Nokia Shares, Nokia ADSs or Alcatel Lucent Securities. If the price of Nokia Shares or Nokia ADSs decreases, which may occur as the result of a number of reasons (many of which are out of Nokia’s or Alcatel Lucent’s control), including as a result of the risks described herein, holders of Alcatel Lucent Securities will receive less value for their Alcatel Lucent Securities than the value calculated pursuant to the exchange ratio on the date the Exchange Offer was announced. Because the Exchange Offer may not be completed until the Conditions have been satisfied or waived (refer to the section of this Listing Prospectus “The Exchange Offer—Terms of the Exchange Offer—Conditions to the Exchange Offer”), a significant period of time may pass between the commencement of the Exchange Offer and the time that Nokia accepts Alcatel Lucent Securities for exchange. Therefore, at the time holders of Alcatel Lucent Securities tender their Alcatel Lucent Securities pursuant to the U.S. Offer, they will not know the exact market value of the Nokia Shares or Nokia ADSs that will be issued if Nokia accepts the Alcatel Lucent Securities for exchange. However, tendered Alcatel Lucent Securities may be withdrawn at any time prior to the time they are accepted for exchange pursuant to the Exchange Offer (except during any subsequent offering period or any period during which the tendered Alcatel Lucent Securities are being counted).

Holders of Alcatel Lucent Securities are urged to obtain current market quotations for Nokia Shares, Nokia ADSs and the relevant Alcatel Lucent Securities when they consider whether to tender their Alcatel Lucent Securities pursuant to the Exchange Offer.

The value of the Nokia Shares and the Nokia ADSs may decrease.

It is likely that the price of the Nokia Shares and the Nokia ADSs will fluctuate, even significantly from time to time, and may not always accurately reflect the value of Nokia and its subsidiaries. The value of the Nokia Shares and the Nokia ADSs may decrease. The prices that investors may realize for their holdings of Nokia Shares and Nokia ADSs, when they are able to do so, may be influenced by a large number of factors, including factors beyond Nokia’s control. In addition, stock markets have in the recent past experienced extreme price and volume fluctuations, which, as well as general economic and political conditions, could have a material adverse effect on the market price of the Nokia Shares or the Nokia ADSs.

The issuance of Nokia Shares pursuant to the Exchange Offer could lead to the share price of Nokia Shares and Nokia ADSs being adversely affected.

In connection with the Completion of the Exchange Offer, Nokia expects to issue approximately 2 065 577 610 Nokia Shares. The issuance of these new Nokia Shares could depress the market price of the existing Nokia Shares and Nokia ADSs.

Following the Exchange Offer, Nokia may be unable to successfully implement its business plans or successfully integrate Alcatel Lucent’s business or achieve the targeted synergies and other efficiencies.

Nokia and Alcatel Lucent currently operate as independent public companies. After the Exchange Offer, Nokia will be required to allocate significant resources, including management attention, to integrating Alcatel Lucent’s business and implementing its post-acquisition business plans. Achieving the anticipated benefits of the Alcatel Lucent acquisition will depend largely on the timely and efficient integration of the business operations of Nokia and Alcatel Lucent and their ability to successfully implement their post-acquisition business plans. The process of integrating Alcatel Lucent into Nokia’s existing business involves certain risks and uncertainties, and there can be no assurances that Nokia will be able to integrate the two businesses in the manner or within the timeframe currently anticipated. Potential challenges that Nokia may encounter during the integration process include the following:

•	the complexities associated with integrating Alcatel Lucent, while simultaneously continuing to provide Nokia’s high quality products and services on a consistent basis;

•	the complexities of integrating Alcatel Lucent, which is a company with different products, services, markets and customers as well as conducting the business that includes areas that are new to Nokia;

•	the challenges relating to the consolidation of corporate, financial, control and administrative functions, including cash management, foreign exchange/hedging operations, internal and other financing, insurance, financial control and reporting, information technology, communications, compliance and other administrative functions;

•	the challenges relating to the coordination of research and development, marketing and other support functions;

•	the inability to retain or motivate key employees of the Combined Company and recruit needed resources;

•	disruptions caused for instance by company reorganizations triggered by the Acquisition that may result in inefficiency in the organization , for instance there can be no assurance that Nokia will be able to successfully, smoothly or timely implement the planned structure announced on October 7, 2015 (for more information on the planned structure and its implementation, refer to the section “The Alcatel Lucent Transaction—Intentions of Nokia over the Next Twelve Months—Integration and Reorganization”) or that the planned structure will result in the intended benefits;

•	the inability to achieve the targeted organizational changes, efficiencies or synergies in the targeted time or extent or the costs associated with implementing such changes;

•	possible contractual issues with customers, vendors, licensees or other contractual parties, including, for instance, claims regarding ceasing or renegotiation of existing contracts;

•	the inability to rationalize as required product lines or retire legacy products and related after-sales services as a result of pre-existing customer commitments;

•	loss of, or lower volume of business from, key customers, or the inability to renew agreements with existing customers or achieve new customer relationships, including limitations linked to customer policies as regards aggregate vendor share or supplier diversity policy;

•	integration and implementation costs resulting from the Acquisition;

•	conditions and regulatory burden imposed by laws, regulators or industry standards on Nokia’s or Alcatel Lucent’s businesses or adverse regulatory or industry developments or litigation affecting the Combined Company, as a result of the Exchange Offer or otherwise;

•	higher than anticipated costs associated with the transaction, including transaction costs;

•	potential unknown or larger than estimated liabilities of Alcatel Lucent or other circumstances related to Alcatel Lucent which Nokia cannot have foreseen due to not having had full access to Alcatel Lucent’s internal records, including, but not limited to, those related to compliance issues and pension liabilities and unforeseen increased expenses, delays or regulatory conditions associated with the integration, and Nokia’s ability to mitigate anticipated and contingent liabilities;

•	potential deterioration of Nokia’s and Alcatel Lucent’s brands; and

•	performance shortfalls as a result of the diversion of management’s attention caused by completing the Exchange Offer and integrating Alcatel Lucent.

For these reasons, among others, holders of Alcatel Lucent Securities as well as holders of Nokia Shares should be aware that it is possible that the integration process following the Exchange Offer could result in the distraction of Nokia’s management, the disruption of Nokia’s ongoing business or inconsistencies in its services, standards, controls, procedures and policies, any of which could adversely affect the ability of Nokia to maintain relationships with customers, vendors and employees or could otherwise have a material adverse effect on the business, financial conditions and/or results of operations of Nokia.

Nokia’s anticipated benefits from acquiring Alcatel Lucent are based on estimates that are dependent on external factors, and may not be achieved within the envisioned timeframe or at all.

There can be no assurance that Nokia will achieve any of the anticipated benefits of acquiring Alcatel Lucent, including business growth opportunities, cost synergy benefits, increased profitability and other synergy benefits described elsewhere in this Listing Prospectus within the timeframe currently estimated by Nokia, or that any such benefits can be achieved at all. The anticipated benefits of acquiring Alcatel Lucent depend, in part, on the efficiency improvement measures that both Nokia and Alcatel Lucent have individually taken in recent years, and are expected to continue to undertake in the near future. While some of these measures have already generated cost savings and operational efficiencies, the full intended benefits of these measures, or any additional initiatives that Nokia or the Combined Company may take in the future, may not be realized (refer to the sections “Business—Nokia” and “Business—Alcatel Lucent” for more information about the efficiency improvement measures). Furthermore, there can be no assurance that adverse developments in general economic conditions will not limit, eliminate or delay Nokia’s or the Combined Company’s ability to realize anticipated benefits, which could have a material adverse effect on the business, financial condition and/or results of operations of Nokia or Alcatel Lucent.

In addition, the anticipated cost reductions and other benefits expected to arise from acquiring Alcatel Lucent and the integration of Alcatel Lucent into Nokia’s existing business as well as related costs to implement such measures are derived from the estimates of Nokia and such estimates are inherently uncertain. The estimates included in this Listing Prospectus are based on a number of assumptions made in reliance on the information available to Nokia and management’s judgments based on such information, including, without limitation, information relating to the business operations, financial condition and results of operations of Alcatel Lucent. While Nokia believes these estimated synergy benefits and related costs are reasonable, the underlying assumptions are inherently uncertain and are subject to a wide variety of significant business, economic, and competitive factors, risks and uncertainties that could cause the actual results to differ materially from those contained in the synergy benefit and related cost estimates.

The Completion of the Exchange Offer would constitute a change of control of Alcatel Lucent which would give rise to an obligation to redeem some of Alcatel Lucent’s existing indebtedness.

Alcatel Lucent had approximately EUR 3.6 billion aggregate principal amount of outstanding senior notes as of June 30, 2015, of which EUR 2.1 billion contain a change of control provision. Completion of the Exchange Offer would constitute a “change of control” under the terms of some of Alcatel Lucent’s senior notes. Within 30 days following the change of control, Alcatel Lucent must give notice to each holder of such senior notes and offer to repurchase the relevant notes in cash equal to 101% of the aggregate principal amount of the notes repurchased plus accrued and unpaid interest on a date specified in the notice, which must be no earlier than 30 days and no later than 60 days following the day such notice is distributed. Alcatel Lucent may also make a change of control offer in advance of the change of control conditioned on the consummation of the change of control on the basis that a definitive agreement for the change of control is in place. Alcatel Lucent may not be able to obtain sufficient capital to repurchase or refinance Alcatel Lucent’s outstanding notes in these circumstances. Failure to repurchase the notes as required would result in an event of default under the terms of the notes, which could put Alcatel Lucent in default under agreements governing its other indebtedness, including the acceleration of the payment of any borrowings thereunder, and may have an adverse effect on the value of Alcatel Lucent Securities and, indirectly, on the value of the Nokia Shares.

The completion of the transactions contemplated by the Exchange Offer would constitute a change of control of Alcatel Lucent which would give rise to an obligation to redeem all of the OCEANEs.

If the Exchange Offer is successful (resulting in a change of control of Alcatel Lucent under the terms of the OCEANEs), each holder of the OCEANEs who did not tender their OCEANEs into the Exchange Offer may request that Alcatel Lucent redeem their OCEANEs for cash at par plus, as applicable, accrued interest from the last interest payment date for each series of the OCEANEs until the early redemption date. Assuming that 100% of the OCEANEs holders do not tender their OCEANEs into the Exchange Offer but request instead an early redemption of their OCEANEs following the change of control of Alcatel Lucent, Alcatel Lucent would have to pay, based on an early repayment date on March 1, 2016 a total amount of EUR 1 781 million.

Alcatel Lucent may not be able to obtain sufficient capital to repurchase or refinance the OCEANEs in these circumstances. Failure to repurchase the OCEANEs as required may result in an event of default under the terms of such series of the OCEANEs, which could put Alcatel Lucent in default under agreements governing its other indebtedness, including the acceleration of the payment of any borrowings thereunder, and may have an adverse effect on the value of Alcatel Lucent Securities and, indirectly, on the value of the Nokia Shares.

The Exchange Offer will trigger certain provisions contained in certain Alcatel Lucent agreements that may require Alcatel Lucent to make change of control payments or permit a counterparty to an agreement with Alcatel Lucent to terminate that agreement.

Alcatel Lucent is a party to various agreements with third parties, including joint venture agreements, certain financing facilities, pension funds agreements, contracts for the performance of engineering and related work/services, IT contracts, technology and intellectual property rights licenses as well as employment agreements that contain change of control provisions that will be triggered upon the Completion of the Exchange Offer. Agreements with change of control provisions typically provide for or permit the termination of the agreement upon the occurrence of a change of control of one of the parties, which can be waived by the relevant counterparties. If Nokia and Alcatel Lucent determine that one or more of such waivers are necessary, Alcatel Lucent will make reasonable efforts to seek and obtain these waivers. Although Nokia and Alcatel Lucent believe the likelihood of a material consent being withheld is low, there can be no assurance that such consents will be obtained at all or on favorable terms. The inability to obtain waivers from more than one relevant counterparty could have a material adverse effect on the business, financial condition and/or results of operations at Nokia and Alcatel Lucent.

Nokia has not verified the reliability of the Alcatel Lucent information included in, or incorporated by reference into, this Listing Prospectus and, as a result, Nokia’s estimates of the impact of Completion of the Exchange Offer on the pro forma financial information in this Listing Prospectus may be incorrect.

In respect of information relating to Alcatel Lucent presented in, or incorporated by reference into, this Listing Prospectus, including all Alcatel Lucent financial information, Nokia has relied exclusively upon publicly available information, including information publicly filed by Alcatel Lucent with securities regulatory authorities. Although Nokia has no knowledge that would indicate that any statements contained in this Listing Prospectus based upon such reports and documents are inaccurate, incomplete or untrue, Nokia was not involved in the preparation of such information and statements and, therefore, cannot verify the accuracy, completeness or truth of such information or any failure by Alcatel Lucent to disclose events that may have occurred, but that are unknown to Nokia, that may affect the significance or accuracy of any such information. Alcatel Lucent has not provided representatives of Nokia with access to Alcatel Lucent’s accounting records, and, therefore, Nokia has not independently verified certain adjustments and assumptions with respect to Alcatel Lucent’s financial information in preparing the pro forma financial information presented in this Listing Prospectus. Any financial information regarding Alcatel Lucent that may be detrimental to the Combined Company and that has not been publicly disclosed by Alcatel Lucent, or errors in Nokia’s estimates, may have an adverse effect on the benefits Nokia expects to achieve through the Exchange Offer and may result in material inaccuracies in the pro forma financial information included in this Listing Prospectus.

The unaudited pro forma condensed combined financial information in this Listing Prospectus is presented for illustrative purposes only and may differ materially from the operating results and financial condition of the Combined Company following completion of the pro forma events.

The unaudited pro forma condensed combined financial information in this Listing Prospectus is presented for illustrative purposes only and is not necessarily indicative of what the Combined Company’s actual financial position or results of operations would have been had the pro forma events been completed on the dates indicated. In addition, the unaudited pro forma condensed combined financial information does not purport to project the future financial position or operating results of the Combined Company. The preparation of the pro forma condensed combined financial information is based upon available information and certain assumptions and estimates that Nokia and Alcatel Lucent currently believe are reasonable. The unaudited pro forma condensed combined financial information reflects adjustments, which are based upon preliminary estimates, to allocate the purchase price to Alcatel Lucent’s net assets. The purchase price allocation reflected in this Listing Prospectus is preliminary, and the final allocation of the purchase price will be based upon the actual purchase price and the fair value of the assets and liabilities of Alcatel Lucent as of Completion of the Exchange Offer. In addition, subsequent to the Completion of the Exchange Offer, there may be further refinements of the purchase price allocation as additional information becomes available. Accordingly, the final purchase accounting adjustments may differ materially from the pro forma adjustments reflected in this Listing Prospectus. Refer to the section “Unaudited Pro Forma Condensed Combined Financial Information”.

The Exchange Offer will affect the trading markets for any Alcatel Lucent Securities not acquired by Nokia and, as a result, their liquidity and market value could be adversely affected.

The Completion of the Exchange Offer is conditioned, among others, upon the satisfaction of the Minimum Tender Condition (as defined in the section “The Memorandum of Understanding—Termination Fees” and described in more detail in the section “The Exchange Offer—Terms of the Exchange Offer—Offer Period”) or, if waived by Nokia in its sole discretion, the crossing of the Mandatory Minimum Acceptance Threshold (as defined in the section “The Exchange Offer—Terms of the Exchange Offer—Conditions to the Exchange Offer”). Nokia’s acquisition of Alcatel Lucent Securities below the squeeze-out threshold would decrease both the number of Alcatel Lucent Securities that might otherwise trade publicly and the number of holders of Alcatel Lucent Securities, which could, in turn, also adversely affect the liquidity and market value of the Alcatel Lucent Securities not acquired in the Exchange Offer. In addition, as promptly as practicable following Completion of the Exchange Offer and subject to applicable law and Euronext Paris rules, Nokia intends to request Euronext Paris to delist the Alcatel Lucent Shares and OCEANEs from the regulated market of Euronext Paris. Nokia also intends, subject to applicable law, to cause Alcatel Lucent to terminate the Alcatel Lucent deposit agreement and intends to seek to delist the Alcatel Lucent ADSs from the NYSE and, when possible, to deregister the Alcatel Lucent Shares and Alcatel Lucent ADSs under the U.S. Securities Exchange Act of 1934. This could, in turn, also adversely affect the liquidity and market value of the Alcatel Lucent Securities not acquired in the Exchange Offer.

On opening of the first U.S. business day following the ADS Tender Deadline (as defined in the section “The Exchange Offer—Terms of the Exchange Offer—Offer Period”), the NYSE may suspend trading in the Alcatel Lucent ADSs pending public announcement of the results of the Exchange Offer. Because the results of the Exchange Offer are not expected to be announced up to nine French trading days after the Expiration Date (as defined in the section “The Exchange Offer—Terms of the Exchange Offer—Offer Period”), although Nokia expects the announcement to be made approximately four to five French trading days after the Expiration Date, holders of Alcatel Lucent ADSs who do not tender their Alcatel Lucent ADSs in the Exchange Offer may be unable to trade Alcatel Lucent ADSs on the NYSE during this period. Further, if fewer than 600 000 Alcatel Lucent ADSs would remain outstanding following Completion of the Exchange Offer, the NYSE may not resume trading in the Alcatel Lucent ADSs even after the announcement of the results of the Exchange Offer. Holders of Alcatel Lucent ADSs who do not tender their Alcatel Lucent ADSs in the U.S. Offer may therefore be unable to trade their Alcatel Lucent ADSs on the NYSE at any point following expiration of the Exchange Offer.

Alcatel Lucent shareholders will have a reduced ownership and voting interest in the Combined Company.

Alcatel Lucent shareholders currently have the right to vote in the election of directors of Alcatel Lucent and on certain other matters affecting Alcatel Lucent. Following the Exchange Offer, each Alcatel Lucent shareholder who tendered his or her Alcatel Lucent Shares or Alcatel Lucent ADSs into the Exchange Offer will become a shareholder of Nokia with a percentage ownership of the Combined Company that is much smaller than the shareholder’s percentage ownership of Alcatel Lucent. After Completion of the Exchange Offer and assuming that all Alcatel Lucent Securities are tendered into the Exchange Offer or the subsequent offering period, if any, former holders of Alcatel Lucent Securities are expected to own approximately 33.5% of the issued and outstanding Nokia Shares on a fully diluted basis. Because of this, Alcatel Lucent’s shareholders, as a group, will have substantially less influence on the management and policies of Nokia than they currently have, as a group, with respect to the management and policies of Alcatel Lucent.

The issuance of additional Nokia Shares may dilute all other shareholdings.

Future issuances of Nokia Shares or other securities may dilute the holdings of shareholders and could materially and adversely affect the price of the Nokia Shares, including the Nokia Shares offered in the Exchange Offer. Nokia may issue additional Nokia Shares or securities convertible into Nokia Shares through directed offerings without pre-emptive rights for existing holders in connection with future acquisitions, any share incentive or share option plan or otherwise. Any such additional offering could reduce the proportionate ownership and voting interests of holders of Nokia Shares, as well as the earnings per share and the net asset value per share.

Listing of Nokia Shares on Euronext Paris may not succeed as expected or the listing may not take place at all.

In conjunction with the Exchange Offer, Nokia has applied for the Nokia Shares (including the Nokia Shares to be issued in connection with the Exchange Offer) to be listed on Euronext Paris. Nokia expects to request that Admission be approved to take effect prior to the Completion of the Exchange Offer. However, the Admission may be delayed from the expected or may not be approved in all respects or at all. Failure to list the Nokia Shares on Euronext Paris in the manner expected by Nokia’s management, including a delay in such listing, may have a material adverse effect on the completion of the transactions contemplated by the Exchange Offer and on Nokia’s and Alcatel Lucent’s respective businesses, financial conditions and results of operations. In addition, as a consequence of the listing of the Nokia Shares on Euronext Paris, Nokia will be expected to comply with the requirements applicable to issuers whose shares are listed on Euronext Paris. Compliance with said requirements may give rise to increased administrative work and costs, which may have an adverse effect on the financial position and results of operations of Nokia. Moreover, Nokia cannot predict the extent to which liquidity will develop on Euronext Paris, especially given the existing listing of the Nokia Shares on Nasdaq Helsinki and Nokia ADSs on the NYSE. This could reduce the value of a holder’s Nokia Shares and impair a holder’s ability to sell their Nokia Shares at the time or price at which a holder wishes to sell them. A lack of liquidity on Euronext Paris may also impair Nokia’s ability to raise capital by selling Nokia Shares and may impair Nokia’s ability to acquire or invest in other companies, products or technologies by using Nokia Shares as consideration.

Some of Alcatel Lucent’s directors and executive officers may have financial interests in the Exchange Offer that are different from or are in addition to those of holders of Alcatel Lucent Securities.

Certain members of the Board of Directors and management of Alcatel Lucent participated in determining the terms of the Exchange Offer. These individuals may have certain interests in the Exchange Offer that are different from, or in addition to, the interests of holders of Alcatel Lucent Securities generally and that may have caused them to view the proposed transaction more favorably and/or differently than the reader of this Listing Prospectus might.

Information on the interests of executive officers and directors of Alcatel Lucent in the Exchange Offer will be described in Alcatel Lucent’s Solicitation/Recommendation Statement on Schedule 14D-9, which will be filed by

Alcatel Lucent with the SEC following the commencement of the Exchange Offer and will be made available on Nokia’s website at http://company.nokia.com/en/investors/financial-reports/filings-related-to-the-Alcatel-Lucent-transaction.

Holders of Nokia ADSs may not be able to exercise voting rights or receive distributions as readily as holders of Nokia Shares.

Holders of Nokia Shares and Nokia ADSs may have to provide certain beneficial ownership information in order to be able to exercise voting rights in respect of their Nokia Shares and to exercise the voting rights of the Nokia Shares underlying their Nokia ADSs. In addition, holders of Nokia ADSs who would like to vote with their underlying Nokia Shares at General Meetings of Nokia’s Shareholders must instruct the Nokia depositary on how to vote these underlying Nokia Shares. Neither Nokia nor the Nokia depositary can guarantee that holders of Nokia ADSs will receive the notice for any General Meeting or any voting materials provided by the Nokia depositary in time to ensure that they are able to instruct the Nokia depositary to vote the Nokia Shares represented by their Nokia ADSs. Furthermore, the Nokia depositary and its agents are not responsible for failure to carry out voting instructions or for the manner of carrying out voting instructions. Therefore, there is a risk that a holder’s vote may not be carried out in the manner intended and, in such instance, there would be no recourse available to the holder. Holders of Nokia ADSs also may not receive the distributions that Nokia makes on the Nokia Shares or any value for them if it is illegal or impracticable for the Nokia depositary to make them available to the holders.

Upon a shareholder’s receipt of Nokia Shares in the Exchange Offer, the shareholder of Alcatel Lucent will become a shareholder in Nokia, a Finnish corporation, which may change certain shareholder rights and privileges the shareholder holds as a shareholder of Alcatel Lucent, a French corporation.

Nokia is a Finnish corporation and is governed by the laws of the Republic of Finland, its Articles of Association and the rules and regulations applicable to it as a result of the listing of the Nokia Shares on relevant markets from time to time, such as the rules of Nasdaq Helsinki and the NYSE. Finnish law extends to shareholders certain rights and privileges that may not exist under French law and, conversely, may not extend certain rights and privileges that a shareholder currently has as a shareholder of Alcatel Lucent, which is governed by the laws of the French Republic and Alcatel Lucent’s Articles of Association. For a detailed comparison of the rights of Nokia shareholders with the rights of Alcatel Lucent shareholders, refer to the section “Shares and Share Capital—Nokia—Comparison of Rights of Holders of Nokia Shares and Alcatel Lucent Shares”.

Holders of Alcatel Lucent Securities may be forced to transfer their Alcatel Lucent Securities to Nokia if Nokia conducts a squeeze-out under French law or takes other steps to consolidate its ownership of Alcatel Lucent.

If, at the Completion of the Exchange Offer or the subsequent offering period, if any, Nokia owns 95% or more of the share capital and voting rights of Alcatel Lucent (Alcatel Lucent Shares held in treasury being considered as held by Nokia for the purpose of the calculation), Nokia intends to request from the AMF, within three months of the expiration of the French Offer period or the subsequent offering period, if any, the implementation of a squeeze-out for the remaining outstanding Alcatel Lucent Shares. In addition, if, at the Completion of the Exchange Offer or the subsequent offering period, if any, Nokia owns 95% or more of the sum of the outstanding Alcatel Lucent Shares and the Alcatel Lucent Shares issuable upon conversion of all of the OCEANEs then outstanding (Alcatel Lucent Shares held in treasury being considered as held by Nokia for the purpose of the calculation), Nokia intends to request from the AMF, within three months of the expiration of the French Offer period or the subsequent offering period, if any, the implementation of a squeeze-out for the remaining OCEANEs.

If Nokia owns less than 95% of the share capital and voting rights of Alcatel Lucent immediately after the Completion of the subsequent offering period, then Nokia reserves the right, subject to applicable law, to (i) commence a buy-out offer for the Alcatel Lucent Securities it does not own on the relevant date pursuant to Article 236-3 of the AMF General Regulation if at any time after the Completion of the Exchange Offer it owns 95% or more of the voting rights of Alcatel Lucent; (ii) commence at any time a simplified offer for the Alcatel Lucent Securities it does not own on the relevant date pursuant to Article 233-1 et seq. of the AMF General Regulation; (iii) cause Alcatel Lucent to be merged into Nokia or an affiliate thereof, contribute assets to, merge certain of its subsidiaries with, or undertake other reorganizations of, Alcatel Lucent; or (iv) take any other steps to consolidate its ownership of Alcatel Lucent. Nokia does not currently intend to structure any of the foregoing steps so that it would result in the OCEANEs becoming convertible bonds of Nokia Corporation, becoming debt obligations of Nokia Corporation or otherwise convertible into Nokia Shares or Nokia ADSs.

In addition, Nokia reserves the right, at any time after the Completion of the Exchange Offer or the subsequent offering period, as applicable, and subject to applicable law, to cause Alcatel Lucent to redeem at par value plus accrued interest from the date the interest was last paid, to the date set for the early redemption all of the outstanding 2018 OCEANEs, 2019 OCEANEs or 2020 OCEANEs, if less than 15% of the issued OCEANEs of any such series remain outstanding.

As a result of some of the foregoing steps, holders of Alcatel Lucent Securities may be forced to transfer their Alcatel Lucent Securities to Nokia by operation of law or otherwise.

Any failure by Nokia to promptly complete the squeeze-out of the remaining outstanding Alcatel Lucent Securities could adversely affect the market value of the Nokia Shares and the Nokia ADSs, and Nokia may be unable to fully realize the anticipated benefits of the Exchange Offer.

The Completion of the Exchange Offer is conditioned upon the satisfaction of the Minimum Tender Condition (as defined in the section “The Memorandum of Understanding—Termination Fees”) or, if waived by Nokia in its sole discretion, the crossing of the Mandatory Minimum Acceptance Threshold (as defined in the section “The Exchange Offer—Terms of the Exchange Offer—Conditions to the Exchange Offer”). Thus, at the Completion of the Exchange Offer, Nokia may own more than 50% but less than 95% of the share capital and voting rights of Alcatel Lucent Shares. Pursuant to the AMF General Regulation, Nokia must own 95% or more of the share capital and voting rights of Alcatel Lucent to implement a squeeze-out of the remaining outstanding Alcatel Lucent Shares, and 95% or more of the sum of the outstanding Alcatel Lucent Shares and the Alcatel Lucent Shares issuable upon conversion of all of the OCEANEs to implement a squeeze-out of the remaining outstanding OCEANEs (Alcatel Lucent Shares held in treasury being considered as held by Nokia for the purpose of the calculation). In addition, under French law, a squeeze-out must be implemented within three months after the expiration of a public offer period or the subsequent offering period, if any, for Alcatel Lucent Securities, such as the Exchange Offer.

Any temporary or permanent delay in acquiring all Alcatel Lucent Securities could adversely affect Nokia’s ability to integrate Alcatel Lucent’s business, including achieving targeted business benefits and synergies, as well as the market value of the Nokia Shares and Nokia ADSs and Nokia’s access to capital and other sources of funding on acceptable terms.

If the Alcatel Lucent Shares remain listed on Euronext Paris for a significant period of time following Completion of the Exchange Offer, AMF may not allow a squeeze-out of the remaining outstanding Alcatel Lucent Securities or Euronext Paris may refuse to delist Alcatel Lucent Shares, which would adversely affect Nokia’s ability to integrate Alcatel Lucent’s business into the Nokia Group. In addition, Nokia may be unable to delist Alcatel Lucent ADSs from the NYSE or deregister Alcatel Lucent Shares and Alcatel Lucent ADSs under the U.S. Securities Exchange Act of 1934, which would result in more onerous regulatory compliance obligations for the Combined Company and affect Nokia’s ability to fully integrate Alcatel Lucent’s business into Nokia Group.

Consummation of the Exchange Offer may result in adverse tax consequences to Nokia resulting from a change of ownership of Alcatel Lucent.

Nokia has not had access to certain information concerning Alcatel Lucent’s tax situation. It is possible that the Completion of the Exchange Offer may result in adverse tax consequences arising from a change of ownership of Alcatel Lucent. The tax consequences of a change of ownership of a corporation can lead to an inability to carry-over certain tax attributes, including, but not limited to, tax losses, tax credits and/or tax basis of assets. In addition, the change of ownership may result in other tax costs not normally associated with the ordinary course of business. Such other tax costs include, but are not limited to, stamp duties, land transfer taxes, franchise taxes and other levies. The fact that Nokia is unaware of information relevant to a determination of the potential tax consequences and related costs represents an additional transaction risk.

Certain shareholders may be unable to exercise their pre-emptive rights.

Certain holders of Nokia Shares or Nokia ADSs resident in, or with a registered address in, certain jurisdictions other than Finland, France, or the United States, may not be able to exercise their pre-emptive rights in respect of the Nokia Shares, including the Nokia Shares offered in the Exchange Offer, in any future offerings unless a registration statement, or the equivalent thereof under the applicable laws of their respective jurisdictions, is effective with respect to such Nokia Shares or an exemption from any registration or similar requirements under the applicable laws of their respective jurisdictions is available. In such cases, holders of Nokia Shares or Nokia ADSs who cannot exercise their pre-emptive rights may experience dilution in their holdings in Nokia. Further, if the number of holders of Nokia Shares or Nokia ADSs who cannot exercise their pre-emptive rights is large and the subscription rights of holders of Nokia Shares or Nokia ADSs are sold on the market, this could have an adverse effect on the price of the subscription rights.

Future sales of Nokia Shares may depress the price of the Nokia Shares.

The market price of the Nokia Shares, including the Nokia Shares offered through the Exchange Offer, could decline as a result of sales of a large number of Nokia Shares in the market after the Exchange Offer or the perception that these sales could occur. These sales, or the possibility that these sales may occur, could also make it more difficult for Nokia to sell equity securities in the future at a time and price that it deems appropriate.

The amount of dividend and equity return distributed to shareholders for each financial period is uncertain.

Nokia cannot assure that it will pay dividends or equity return on the shares issued by it, nor is there any assurance as to the amount of any dividend or return of equity it might pay. The payment and the amount of any dividend or return of equity will be subject to the discretion of Nokia’s Board of Directors and, ultimately, the General Meeting of Nokia’s Shareholders and will depend on available cash balances, retained earnings, anticipated cash needs, the results of Nokia’s operations, its financial condition and any loan agreement restrictions binding Nokia as well as other relevant factors. Refer to sections “Dividends and Dividend Policy—Nokia” and “Shares and Share Capital—Nokia—Shareholder Rights—Dividend and Distribution of Other Unrestricted Equity”.

Risk Factors Relating to the Proposed Sale of Nokia’s HERE Business

The proposed sale of Nokia’s HERE business may not be completed in a timely manner, or at all.

The outcome, transaction timeline and closing of the proposed sale of Nokia’s HERE business may not materialize as expected, or at all. The conditions precedent for the sale of the HERE business, including regulatory conditions, may fail to be satisfied, and thus the transaction may fail to close. In addition, in connection with the sale of Nokia’s HERE business, the intellectual property portfolio of HERE is transferred to the buyers of the business and Nokia would no longer benefit from its use.

Furthermore, in connection with the sale of Nokia’s HERE business, Nokia has committed to indemnify the buyers with respect to certain losses that may be suffered by the buyers. Significant indemnification claims by the buyers with respect to the sale of the HERE business could have a material adverse effect on Nokia’s financial condition.

Also, if Nokia fails to sell its HERE business following the public announcement of the proposed sale, it may have an adverse effect on HERE’s brand, customer and supplier relationships and its reputation. This is particularly the case given that Nokia proposes to sell HERE to a consortium comprising some of HERE’s top key automotive customers.

If the proposed sale of the HERE business fails to complete, it could have a material adverse effect on the business, financial condition and/or results of operations of Nokia, or on the combined results of operation of Nokia and Alcatel Lucent following Completion of the Exchange Offer.

The proposed sale of Nokia’s HERE business may be time-consuming and divert management attention.

The proposed sale of Nokia’s HERE business may be time-consuming and divert the efforts and focus of Nokia’s management and other key employees from their day-to-day business responsibilities.

Risk Factors Relating to the Operating Environment, Business and Financing of Nokia

Nokia’s strategy is subject to various risks and uncertainties, including that Nokia may not be able to successfully implement its strategy, sustain or improve the operational and financial performance of its businesses, or that Nokia may not be able to correctly identify or successfully pursue business opportunities.

Nokia announced its strategy in April 2014, which is to become a technology leader in the Programmable World and has since then endeavored to implement its strategy, as described in more detail under the section “Business—Nokia—Business Strategy”. This strategy, including continued investments into Nokia’s businesses or new business opportunities that Nokia may pursue, may not yield a return on investment as planned or at all. Nokia’s ability to achieve its strategic goals and targets is subject to uncertainties and contingencies, some of which are beyond its control, and there can be no assurance that Nokia will be able to achieve the goals or targets that Nokia sets. Nokia also continues to target further improvement in its operations going forward, with a focus on efficiencies through automation and disciplined processes. There can be no assurances that Nokia’s efforts will generate the expected results or improvements to its operations or that it will achieve any other of its financial objectives.

Nokia operates in fast-paced and innovative industries and the opportunities Nokia targets may require significant investments in innovation in order to grow Nokia’s businesses profitably or to achieve other targeted benefits. Such investments may include research and development, licensing arrangements, acquiring businesses and technologies, recruiting specialized expertise and partnering with third parties. These investments, however, may not result in technologies, products or services that achieve or retain broad or timely market acceptance or are preferred by Nokia’s customers and consumers or that Nokia may otherwise utilize for value creation. As such, the investments may not be profitable or achieve the targeted rates of return. There can also be no assurance that Nokia will be able to identify and understand the key market trends and user segments that enable it to address customers’ and consumers’ expanding needs in order to bring new innovative and competitive products and services to market in a timely manner. If Nokia is unable to anticipate and respond to these key market trends in a timely manner, or to actively drive future trends, through its product and services development processes, Nokia may not achieve the intended goals of its strategies, which may materially and adversely affect Nokia’s business, financial condition and results of operations.

Nokia may invest in certain new technologies, including investments in market exploration of connectivity solutions capable of handling very large numbers of devices and exponential increases in data traffic, innovation in the Internet of Things, location services that seamlessly bridge between the real and virtual worlds and innovation, including in sensing, radio and low power technologies. Additionally, Nokia continuously seeks new business models. Certain of Nokia’s competitors have significant resources to invest in market exploration and may seek new monetization models or drive industry development and capture value in areas where Nokia is not equally competitive. Those areas can be, for instance, monetization models linked to the use of advertising, large amounts of consumer data, large connected communities, solutions for the automotive market, home or other entertainment services and alternative payment mechanisms. Additionally, Nokia intends to use its innovation and intellectual property assets through, for instance, the expansion of Nokia’s patent licensing, technology licensing and licensing of the Nokia brand. Nokia may not have sufficient resources to compete in these areas, which may prove to be a competitive disadvantage for Nokia in the future. If Nokia fails in these aspects of its strategy, Nokia may not be able to realize an expected return on its investments or may incur operating losses and impair its competitiveness for the longer term. Nokia has also in the past made, and may in the future make, such investments through acquisitions. Nokia may, however, fail to successfully complete planned acquisitions or integrate the acquired businesses or assets in order to obtain intended benefits, or retain and motivate acquired key employees, or the acquired businesses may have various liabilities that Nokia assumes knowingly or unknowingly, which may have a material adverse effect on Nokia’s businesses.

In addition to the risks set out above, Nokia may not realize the intended benefits of its strategies due to a number of reasons, including but not limited to:

•	the execution of Nokia’s strategy fails or is slower than anticipated, for example, due to a lack of strategic clarity;

•	Nokia has based its strategic choices on expectations or developments that do not materialize as expected or at all, such as those related to market or technological developments, or regulatory matters, such as those related to technical standards that hinder Nokia’s ability to complete its planned strategies;

•	Nokia fails to effectively invest in the right areas of its businesses or invests in areas that do not deliver intended results or its evaluation of the prospects with respect to its businesses do not materialize as planned;

•	Nokia’s strategy or its implementation causes a disruption in its business operations or results in reduced performance of the businesses;

•	failures in cloud or remote delivery-based business models and operations that have certain inherent risks, including those stemming from the potential security breaches and applicable regulatory regimes, may cause limitations to the implementation of cloud or remote delivery-based models or expose Nokia to regulatory or contractual actions or limit its ability to conduct intended business;

•	Nokia loses key employees or is unable to recruit, retain or motivate key executives or employees needed to effectively manage or run its businesses, for example, as a result of dissatisfaction with its strategic direction, uncertainty about Nokia’s businesses or prospects, or failures in implementing successful compensation arrangements;

•	Nokia’s product, service and business portfolio results in an over-reliance on certain industries, which materially exposes Nokia’s business and results of operations to certain industry-related market trends that are beyond its control, such as the availability of competing services at lower cost or free of charge;

•	the deterioration of Nokia’s brand or reputation due to Nokia’s reduced position in the consumer electronics industry, or for instance through actions of other parties licensing the Nokia brand or issues with Nokia’s partners including Nokia’s supply chain. Any such deterioration to the Nokia brand or reputation may have a materially adverse effect on Nokia’s businesses and its ability to utilize the Nokia brand going forward;

•	the focus of Nokia’s management or other key employees is diverted from their day-to-day business responsibilities due to changes in Nokia’s organizational structure and business model or Nokia experiences gaps in required competences, especially with respect to new business areas that Nokia may target. In addition, Nokia’s management or other key employees may focus excessively on certain areas of Nokia’s businesses, which in turn results in suboptimal performance of its other businesses;

•	Nokia is unable to implement and maintain an efficient corporate and operational structure for Nokia going forward or Nokia’s evaluation of the prospects with respect to the shared opportunities between Nokia’s continuing operations do not materialize as expected;

•	Nokia is unable to implement certain required new capabilities, such as data analytics skills required for certain business areas that involve processing large amounts of data;

•	Nokia or Nokia’s business partners may fail in successfully marketing Nokia’s products and services, especially with respect to new product and service areas;

•	adverse effects on Nokia or its customer relationships due to speculation about Nokia strategy or the future prospects of its businesses; and

•	by completing the Sale of the Devices & Services Business, which refers to the sale of substantially all of the Devices & Services Business to Microsoft that closed on April 25, 2014, Nokia’s engagement in the manufacturing and sale of mobile phones and smartphones has ceased in accordance with the Devices & Services Purchase Agreement (as defined in the section “Business—Nokia—Material Agreements Outside the Ordinary Course of Business—Sale of the Devices & Services Business to Microsoft”) and as such Nokia has a less diversified product and services offering and may lose relevance to customers and consumers that have associated Nokia with the Devices & Services Business. Additionally, the Sale of the Devices & Services Business may have resulted in inefficiencies in Nokia’s corporate or operational structure or gaps in resourcing or capabilities due to the transfer of significant amounts of employees, assets, contracts and legal entities to Microsoft.

Nokia may be adversely affected by general economic and market conditions.

As Nokia is a company with global operations and sales in many countries around the world, its sales and profitability are dependent on general economic conditions both globally and regionally, as well as industry and market developments in numerous diverse markets. Adverse developments in, or the general weakness of, the economy, particularly through increasing levels of unemployment in the markets in which Nokia’s customers operate, may have a direct adverse impact on the spending patterns of end-users. This in turn may affect both the services they subscribe to and usage levels of such services, which may lead to mobile operators and service providers investing in related infrastructure and services less than anticipated.

Refer to risk factor “—Nokia Networks is dependent on the development of the mobile broadband infrastructure industry” for more information about general economic and market conditions as regards Nokia Networks.

Refer to risk factor “—HERE business sales are dependent on the overall automotive market developments and customer business conditions” for more information about general economic and market conditions as regards HERE.

Refer to risk factor “—Nokia Technologies’ patent licensing income may be adversely affected by general economic conditions or adverse market developments as well as regulatory or other developments” for more information about general economic and market conditions as regards Nokia Technologies.

In addition, Nokia has significant presence in emerging markets and the economic conditions in these countries may be more volatile than in developed countries, and the purchasing power of Nokia’s customers and consumers in developing markets depends to a greater extent on the price development of basic commodities and currency fluctuations, which may render Nokia’s products or services unaffordable.

Continued difficulties, uncertainty or deterioration in the global or regional economic conditions could have a material adverse effect on the businesses, financial condition and results of operations as well as future prospects of Nokia. Moreover, adverse developments in the global financial markets could have a material adverse effect on Nokia’s ability to access affordable financing on satisfactory terms. Refer to the sections “Operating and Financial Review and Prospects—Nokia—Liquidity and Capital Resources” and “Operating and Financial Review and Prospects—Nokia—Qualitative and Quantitative Disclosure of Financial Risk Management” for more information about Nokia’s financing and financial risk management.

Specifically, the above-described factors could, inter alia:

•	limit the availability of credit or raise related interest rates, which may have an adverse effect on the financial condition, and in particular the purchasing ability, of certain of Nokia’s customers and may also result in requests for extended payment terms, credit losses or insolvencies;

•	result in financial difficulties for Nokia’s suppliers and partners, which in turn may result in their failure to perform as planned and, consequently, in delays in the delivery of Nokia’s products;

•	impair Nokia’s ability to address customer requests for extended payment terms through sales of its customer receivables;

•	result in lowered credit ratings of Nokia’s short-and long-term debt or a lowered outlook from credit rating agencies or limit Nokia’s ability to improve its credit ratings and, consequently, impairing its ability to raise new financing or refinance its current borrowings and increasing its interest payments associated with any new debt instruments;

•	result in failures of derivatives counterparties or other financial institutions, which could have a material adverse impact on Nokia’s treasury operations;

•	increase the volatility of exchange rates, which in turn may increase the costs of Nokia’s products which Nokia may not be able to pass on to Nokia’s customers and result in significant competitive benefit to competitors who incur part of their costs in other currencies; hamper Nokia’s pricing; and increase Nokia’s hedging costs and limit Nokia’s ability to hedge its exchange rate exposure;

•	result in inefficiencies due to Nokia’s deteriorated ability to appropriately forecast developments in its industry and plan and organize its operations accordingly, delayed or insufficient investments in new market segments and failure to adjust its costs appropriately;

•	cause reductions in the future valuations of Nokia’s investments and assets and result in impairment charges related to goodwill or other assets due to any significant underperformance relative to historical or projected future results by Nokia or any part of Nokia’s business or any significant changes in the manner of Nokia’s use of acquired assets or the strategy for its overall business; or

•	result in tax-related disputes or increased and/or more volatile taxes that could adversely impact Nokia’s effective tax rate, including possible new tax regulation, stricter interpretations of such regulation or increased efforts by government bodies seeking to more aggressively collect taxes as well as costly or disruptive tax-related disputes.

Nokia is a company with global operations, exposing it to political and other developments.

Nokia generates sales from and has manufacturing and other facilities and suppliers located in various countries around the world. Accordingly, regulatory developments, economic developments, or political turmoil, military actions, labor unrest, civil unrest, public health including disease outbreaks and environmental issues or natural and man-made disasters in such countries could have a material adverse effect on the supply of Nokia’s products and services, including network infrastructure equipment manufactured in those countries, Nokia’s sales and results of operations. In recent years, Nokia has witnessed political unrest in various markets in which it conduct business or has operations in, which have adversely affected Nokia’s sales in these markets or operations even outside these countries or regions, and any reoccurrence or escalation of such unrest could have a further material adverse effect on Nokia’s sales or results of operations in the future. For instance, the events and instability in Ukraine and the international reaction to these may adversely affect Nokia’s business or operations in Ukraine, Russia and/or related markets, including, as a result of current or increased economic and trade sanctions, economic uncertainty or a slowdown or downturn resulting from these events. As Nokia is a company with global operations and employees in a number of jurisdictions, as well as complex supply chains multiple business partners, Nokia is inherently subject to various issues including potential health and safety issues related to its operations, as well as the operations of its suppliers, and it is exposed to certain risks in relations to claims, disputes or adverse public perceptions caused by such issues.

Nokia’s business is subject to direct and indirect regulation. As a result, changes in various types of regulations, their application, as well as economic and trade policies applicable to current or new technologies or products may adversely affect Nokia’s business and results of operations.

Nokia’s business is subject to direct and indirect regulation in each of the countries where Nokia, the companies with which it collaborates, and its customers, do business. Nokia develops many of its products based on existing regulations and technical standards, its interpretation of unfinished technical standards or in some cases in the absence of applicable regulations and standards. As a result, changes in various types of regulations, their application, as well as economic and trade policies applicable to current or new technologies or products may adversely affect Nokia’s business and results of operations. For example, changes in regulation affecting the construction of base stations and other network infrastructure could adversely affect the timing and costs of new network construction or the expansion and commercial launch and ultimate commercial success of such networks. Also, changes in applicable privacy related regulatory frameworks may adversely affect Nokia’s business, including possible changes that increase costs, limit or restrict possibilities to offer products or services, or reduce or could be seen to reduce the privacy aspects of Nokia’s offerings, including if further governmental interception capabilities or regulations aimed at allowing other governmental access to data are required for the products and services that Nokia offers. For instance, the possibility that countries could further require governmental interception capabilities or regulations aimed at allowing other governmental access to data could adversely affect Nokia, for instance by reducing Nokia’s sales to such markets or limiting Nokia’s ability to use components or software that Nokia has developed or sourced from other companies.

Nokia’s ability to protect the intellectual property in its products and generate intellectual property related net sales is dependent on regulatory developments in various jurisdictions, as well as the application of the regulations, for instance through administrative bodies. Export control, tariffs or other fees or levies imposed on Nokia’s products and environmental, health, product safety and data protection, security, consumer protection, money laundering and other regulations that adversely affect the export, import, technical design, pricing or costs of Nokia’s products could also adversely affect its sales and results of operations. In addition, changes in various types of regulations or their application with respect to taxation or other fees collected by governments or governmental agencies may result in unexpected payment obligations, and in response to prevailing difficult global economic conditions there may be an increased aggressiveness in collecting such fees. The economic and trade sanctions environment can also be difficult to navigate for companies with global operations. Nokia may be subject to new, existing or tightened export control regulations, sanctions, embargoes or other forms of economic and trade restrictions imposed on certain countries. Such actions may trigger additional investigations, including tax audits by authorities or claims by contracting parties. The result and costs of such investigations or claims may be difficult to predict and could lead to lengthy disputes, fines or fees, indemnities or a costly settlement.

Nokia’s provision of services and adaptation of cloud-based solutions has resulted in a variety of new regulatory issues and makes Nokia subject to increased regulatory scrutiny. Nokia’s current business models in the Nokia Networks’ and HERE’s businesses rely on certain centralized data processing solutions and cloud or remote delivery–based services for distribution of services and software or data storage. The cloud or remote delivery–based business models and operations have certain inherent risks, including those stemming from the potential security breaches, and applicable regulatory regimes may cause limitations in implementing such business models or expose Nokia to regulatory or contractual actions. Moreover, Nokia’s competitors have employed and will likely continue to employ significant resources to shape the legal and regulatory regimes in countries where Nokia has significant operations. Legislators and regulators may make legal and regulatory changes or interpret and apply existing laws in ways that make Nokia’s products and services less appealing to the end users, require Nokia to incur substantial costs, change its business practices or prevent it from offering its products and services.

Nokia has a significant presence in emerging market countries, which may have a higher degree of regulatory or political risk, including unfavorable or unpredictable treatment in relation to tax matters, exchange controls, and other restrictions.

Nokia has significant presence in emerging market countries, which may have a higher degree of regulatory or political risk. These markets represent a significant portion of Nokia’s total sales, and a significant portion of any expected industry growth. Most of Nokia’s suppliers are located in and its products are manufactured and assembled in emerging markets, particularly in Asia. Nokia’s businesses and investments in emerging markets may also be subject to risks and uncertainties, including unfavorable or unpredictable treatment in relation to tax matters, exchange controls, and other restrictions affecting Nokia’s ability to make cross-border transfers of funds, regulatory proceedings, unsound or unethical business practices, challenges in protecting its intellectual property rights (“IPR”), nationalization, inflation, currency fluctuations, or the absence of, or unexpected changes in, regulation as well as other unforeseeable operational risks. Refer to the sections “Business—Nokia—Overview” and “Operating and Financial Review and Prospects—Nokia—Liquidity and Capital Resources” for more detailed information on geographic location of net sales to external customers, segment assets and capital expenditures.

In line with changes in strategy, as well as in some cases a difficult political or business environment and an increasingly complicated trade sanctions environment, Nokia and its Nokia Networks business have exited or reduced operations in certain areas or countries, with some of these exits or reductions in operations still-ongoing. Nokia continuously monitors international developments and assesses the appropriateness of Nokia’s presence and businesses in various markets. For instance, as a result of ongoing international developments, Nokia Networks has continued to re-assess its position on performing business in Iran, and increasing activities with its existing customers in compliance with applicable trade sanctions and regulations. In 2014, Nokia Networks reached agreements with its existing customers that enable Nokia Networks to settle its historical contractual obligations and to explore resuming other business with the customers subject to compliance with applicable trade sanctions and regulations. The actions described in this paragraph may have adverse effects on Nokia for instance through triggering additional investigations, including tax audits by authorities or claims by contracting parties or reputational damage resulting for instance in adverse effects to business relationships. The result and costs of investigations or claims may be difficult to predict and could lead to lengthy disputes, fines or fees, indemnities or a settlement.

Nokia is subject to various legislative frameworks and jurisdictions that regulate fraud as well as economic and trade sanctions and policies and as such, the extent and outcome of possible proceedings is difficult to estimate with any certainty.

As a global company, Nokia is subject to various legislative frameworks and jurisdictions that regulate fraud committed in the course of business operations, as well as economic and trade sanctions and, as such, the extent and outcome of possible proceedings is difficult to estimate with any certainty. Further, Nokia’s businesses and results of operations may be adversely affected by regulation as well as economic and trade policies favoring the local industry participants as well as other measures with potentially protectionist objectives that host governments in different countries may take, particularly in response to challenging global economic conditions. The impact of changes in or uncertainties related to regulation and trade policies could affect Nokia’s businesses and results of operations adversely even in cases, where the specific regulations do not directly apply to it or its products and services. In many parts of the world where Nokia currently operates or seeks to expand its businesses, local practices and customs may be in contradiction to Nokia’s Code of Conduct and could violate anticorruption laws, including the U.S. Foreign Corrupt Practices Act and the UK Bribery Act 2010, or EU, as well as other applicable economic and trade sanctions and embargoes. Nokia’s employees, or other parties acting on Nokia’s behalf, could violate policies and procedures intended to promote compliance with anticorruption laws or economic and trade sanctions. Violations of these laws by Nokia’s employees or other parties acting on its behalf, regardless of whether Nokia had participated in such acts or had knowledge of such acts at certain levels within its organization, could result in Nokia or Nokia’s employees becoming subject to criminal or civil enforcement actions, including fines or penalties, disgorgement of profits and suspension or disqualification of sales. Additionally, violations of law or allegations of violations may result in the loss of reputation and business and adversely affect the Nokia brand. Detecting, investigating and resolving such situations may also result in significant costs, including the need to engage external advisers, and consume significant time, attention and resources from Nokia’s management and other key employees. The result and costs of such investigations or claims may be difficult to predict and could lead to lengthy disputes, fines or fees, indemnities or a costly settlement.

Nokia is subject to the regulatory requirements concerning publicly listed companies. Failure to meet these regulatory requirements could result, for instance, in loss of confidence in Nokia or in the accuracy and completeness of Nokia’s financial reports, or otherwise in the imposition of fines or other regulatory censures.

Nokia is a publicly listed company. As such, Nokia is subject to various securities and accounting rules and regulations. While Nokia has determined that its internal control over financial reporting was effective as of December 31, 2014 it must continue to monitor and assess its internal control over financial reporting and its compliance with the applicable securities regulation and accounting rules. If Nokia was to fail to maintain effective internal control over financial reporting, the accuracy and timeliness of its financial reporting could be adversely affected, which could result, for instance, in loss of confidence in Nokia or in the accuracy and completeness of Nokia’s financial reports, or otherwise in the imposition of fines or other regulatory censures, which could have a material adverse effect on Nokia.

Nokia’s products, services and business models depend on IPR technologies that Nokia has developed as well as technologies that are licensed to Nokia by certain third parties. As a result, evaluating the rights related to the technologies Nokia uses or intends to use is increasingly challenging, and Nokia expects to continue to face claims that it could have allegedly infringed third parties’ IPR. The use of these technologies may also result in increased licensing costs for Nokia, restrictions on Nokia’s ability to use certain technologies in its products and/or costly and time consuming litigation.

Nokia’s products and services include, and its business models depend on, utilization of numerous patented standardized or proprietary technologies. Nokia invests significantly in research and development (“R&D”) through its businesses to develop new relevant technologies, products and services. Nokia’s R&D activities have resulted in Nokia having one of the industry’s strongest intellectual property portfolios in Nokia Technologies and a strong portfolio in Nokia Networks, which its products and services depend on and it licenses to other companies. Nokia believes its innovations that are protected by IPR are a strong competitive advantage for its businesses. The continued strength of Nokia’s portfolios depends on Nokia’s ability to create new relevant technologies, products and services through its R&D activities.

Nokia’s products and services include increasingly complex technologies that Nokia has developed or that have been licensed to it by certain third parties. The amount of such proprietary technologies and the number of parties claiming IPR continue to increase, even within individual products, as the range of Nokia’s products become more diversified and as the complexity of the technology increases. Additionally, Nokia may enter into new business areas involving complex technologies. As such Nokia continues to face the possibility of alleged infringement and related intellectual property claims against it going forward. The holders of patents and other IPR potentially relevant to Nokia’s products may be unknown to it, may have different business models, may refuse to grant licenses to their proprietary rights, or may otherwise make it difficult for Nokia to acquire a license on commercially acceptable terms. There may also be technologies licensed to and relied on by Nokia that are subject to alleged infringement or other corresponding allegations or claims by others which could impair Nokia’s ability to rely on such technologies. In addition, although Nokia endeavors to ensure that companies collaborating with it possess appropriate IPR or licenses, Nokia cannot fully avoid the risks of IPR infringement created by suppliers of components and various layers in its products, or by companies with which Nokia collaborates in R&D activities. Similarly, Nokia and its customers may face claims of infringement in connection with their use of Nokia’s products.

It is common that Nokia needs to indemnify its customers for certain intellectual property related infringement claims related to products or services purchased from it. Such claims are generally made directly to a Nokia customer and Nokia may have limited possibilities to control the processes or evaluate the outcomes of such in advance. As such, indemnifications can result in significant payments obligations for Nokia that may be difficult to forecast in advance.

The business models for mobile services are from many aspects not established currently. The lack of availability of licenses for copyrighted content, delayed negotiations, or restrictive licensing terms may have a material adverse effect on the cost or timing of content-related services offered by Nokia, mobile network operators or third-party service providers.

Since all technology standards, including those Nokia uses and relies on, include certain IPR, Nokia cannot fully avoid risks of a claim for infringement of such rights due to its reliance on such standards. Nokia believes the number of third parties declaring their intellectual property to be potentially relevant to these standards, for example, the standards related to so called 3G and LTE mobile communication technologies, as well as other advanced mobile communications standards, is increasing, which may increase the likelihood that Nokia will be subject to such claims in the future. As the number of market entrants and the complexity of technology increases, it remains likely that Nokia will need to obtain licenses with respect to existing and new standards from other licensors. While Nokia believes, most such IPR declared or actually found to be essential to a given standard carry with them an obligation to be licensed on fair, reasonable and non-discriminatory terms, not all intellectual property owners agree with this and thus, Nokia has experienced costly and time-consuming litigation over such issues and it may continue to experience such litigation in the future.

From time to time, some existing patent licenses may expire or otherwise become subject to renegotiation. The inability to renew or finalize such arrangements or renew licenses with acceptable commercial terms may result in costly and time-consuming litigation, and any adverse result in any such litigation may lead to restrictions on Nokia’s ability to sell certain products and could result in payments that could potentially have a material adverse effect on Nokia’s operating results and financial condition. These legal proceedings may continue to be expensive and time-consuming and divert the efforts of Nokia’s management and technical expert employees from its businesses, and, if decided against Nokia, could result in restrictions on Nokia’s ability to sell its products, require it to pay increased licensing fees, unfavorable judgments, costly settlements, fines or other penalties and incur expenses.

Nokia’s patent license agreements may not cover all the future businesses that it may enter, Nokia’s existing businesses may not necessarily be covered by its patent license agreements if there are changes in Nokia’s corporate structure or its subsidiaries, or its newly-acquired businesses may already have patent license agreements with terms that differ from similar terms in Nokia’s patent license agreements. This may result in increased costs, restrictions in the use of certain technologies or time-consuming and costly disputes whenever there are changes in Nokia’s corporate structure or its subsidiaries, or whenever Nokia enters new businesses or acquires new businesses.

Nokia makes accruals and provisions to cover its estimated total direct IPR costs for its products. The total direct IPR costs consist of actual payments to licensors, accrued expenses under existing agreements and provisions for potential liabilities. Nokia believes its accruals and provisions are appropriate for all technologies owned by third parties. The ultimate outcome, however, may differ from the provided level, which could have a positive or adverse impact on Nokia’s results of operations and financial condition.

Any restrictions on Nokia’s ability to sell its products due to expected or alleged infringements of third-party IPR and any IPR claims, regardless of merit, could result in a material loss of profits, costly litigation, the obligation to pay damages and other compensation, the diversion of the attention of Nokia’s key employees, product shipment delays or the need for Nokia to develop non-infringing technology or to enter into a licensing agreement on unfavorable commercial terms. If licensing agreements were not available or are not available on commercially acceptable terms, Nokia could be precluded from making and selling the affected products, or could face increased licensing costs. As new features are added to Nokia’s products, it may need to acquire further licenses, including from new and sometimes unidentified owners of intellectual property. The cumulative costs of obtaining any necessary licenses are difficult to predict and may over time have a material adverse effect on Nokia’s operating results. Refer to the section “Business—Nokia—Intellectual Property” for more information on Nokia’s intellectual property activities.

Nokia has operations in a number of countries and, as a result, faces complex tax issues and tax disputes and could be obligated to pay additional taxes in various jurisdictions.

Nokia operates its businesses in a number of jurisdictions which involve different tax regimes and application of rules related to taxation. Applicable taxes such as income taxes as well as indirect taxes and social taxes, for which Nokia makes provisions, could increase significantly as a result of changes in applicable tax laws in the countries where Nokia operates, the interpretation of such laws by local tax authorities could drastically change or tax audits may be performed by local tax authorities. The impact of these factors is dependent on the types of revenue and mix of profit Nokia generates in various countries, for instance, profits from sales of products or services may have different tax treatments.

Nokia is subject to income taxes in multiple jurisdictions. Nokia’s businesses and investments globally and especially in emerging markets are subject to uncertainties, including unfavorable or unpredictable changes in tax laws (possibly with retroactive effect in certain cases), taxation treatment and regulatory proceedings including tax audits. For instance, during early 2013 Nokia became subject to a tax investigation in India, focusing on Indian tax consequences of payments made within Nokia for the supply of operating software from its parent company in Finland. Such proceedings can be lengthy, involve actions that can hinder local operations, affect unrelated parts of Nokia’s business and the outcome of such proceedings is difficult to predict. Refer to the section “Operating and Financial Review and Prospects—Nokia—Results of Operations—Overall” for more information on Nokia’s taxes.

Adverse developments or outcomes of such proceedings could have a material adverse effect on Nokia’s cash flows, income statement and financial position. Nokia is required to indemnify Microsoft for certain tax liabilities, including tax liabilities for the Nokia entities acquired by Microsoft in connection with the closing of the Sale of the Devices & Services Business or the assets acquired by Microsoft attributable to tax periods ending on or prior to the closing date of the closing of the Sale of the Devices & Services Business or a certain pre-closing portion of any taxable period that includes the closing date of the Sale of the Devices & Services Business or taxes imposed with respect to any asset not acquired by Microsoft in connection with the Sale of the Devices & Services Business.

There may also be unforeseen tax expenses that may turn out to have an unfavorable impact on Nokia. As a result and given the inherent unpredictable nature of taxation, there can be no assurance that the estimated long-term tax rate of Nokia will remain at current level or that cash flows regarding taxes will be stable.

Nokia’s actual or anticipated performance, among other factors, could reduce the Company’s ability to utilize its deferred tax assets.

Deferred tax assets recognized on tax losses, unused tax credits and tax deductible temporary differences are dependent on Nokia’s ability to offset such items against future taxable income within the relevant tax jurisdiction. Such deferred tax assets are also based on Nokia’s assumptions on future taxable earnings and these may not be realized as expected, which may cause the deferred tax assets to be materially reduced. There can be no assurances that an unexpected reduction in deferred tax assets will not occur. Any such reduction could have a material adverse effect on Nokia. Additionally, Nokia’s earnings have in the past been and may in the future continue to be unfavorably impacted in the event that no tax benefits are recognized for certain deferred tax items.

Nokia may be unable to retain, motivate, develop and recruit appropriately skilled employees.

Nokia’s success is dependent on its ability to retain, motivate, develop (through constant competence training) and recruit appropriately skilled employees with a comprehensive understanding of its current and planned businesses, technologies, software, products and services. The market for skilled employees and leaders in Nokia’s businesses is extremely competitive.

Nokia aims to create a corporate culture that is motivational and encourages creativity and continuous learning as the competition for skilled employees remains intense. Nokia has over recent years significantly reduced its workforce and introduced changes in its strategy. Changes and uncertainty may cause disruption and dissatisfaction among employees, as well as fatigue due to the cumulative effect of several other reorganizations in past years. As a result, employee motivation, energy, focus, morale and productivity may be reduced, causing inefficiencies and other problems across the organization and leading to the loss of key employees and the increased costs in resolving and addressing such matters. Reorganizations and strategic changes may also result in key employees leaving Nokia or resource gaps, some of which may only be noticed after a certain period of time. If the strategic direction of Nokia or any of its businesses is perceived adversely by Nokia’s employees, this may result in a heightened risk of being able to retain or recruit needed resources. Moreover, Nokia’s employees may be targeted aggressively by its competitors, for instance, due to recent changes in Nokia’s strategy, and some employees may be more receptive to such offers, leading to the loss of key employees. Accordingly, Nokia may need to adjust its compensation and benefits policies and take other measures to attract, retain and motivate skilled employees to align with the changes to Nokia’s mode of working and culture in order to implement its new strategies successfully. Additionally, succession planning especially with respect to key employees and leaders is crucial to avoid business disruptions and to ensure the appropriate transfer of knowledge. From time to time, Nokia may acquire businesses or complete other transactions where retaining key employees may be crucial to obtain intended benefits of such transactions and as such, it must ensure that key employees of such acquired businesses are retained and appropriately motivated. However, there can be no assurances that Nokia will be able to implement measures successfully to retain or hire the needed employees. Nokia believes this will require significant time, attention and resources from its senior management and other key employees within Nokia’s organization and may result in increased costs. Nokia has encountered, and may in the future encounter, shortages of appropriately skilled employees or lose key employees or senior management, which may hamper Nokia’s ability to implement its strategies and have a material adverse effect on its business and results of operations.

Nokia may face disruptions relating to the use of its employees or relationships with employee representatives.

Relationships with employee representatives are generally managed at site level and most collective bargaining agreements have been in place for several years. Nokia’s inability to negotiate successfully with employee representatives or failures in its relationships with such representatives could result in strikes by the employees, increased operating costs as a result of higher wages or benefits paid to employees as the result of such strike or other industrial action and/or inability to implement changes to Nokia’s organization and operational structure in the planned timeframe or expense level, or at all. If Nokia’s employees were to engage in a strike or other work stoppage, Nokia could experience a significant disruption in its day-to-day operations and/or higher ongoing labor costs, which could have a material adverse effect on Nokia’s business and results of operations.

Performance failures of Nokia’s partners as well as failures to achieve the required partnering arrangements could adversely affect the Company.

If any of the companies Nokia partners and collaborates with were to fail to perform as expected or if Nokia fails to achieve the collaboration or partnering arrangements needed to succeed, Nokia may not be able to bring its products, services or technologies to market successfully or in a timely manner or its operations could be affected adversely. Nokia is increasingly collaborating and partnering with third parties to develop technologies, products and services, as well as seeks new revenue through partnering arrangements. Also, Nokia depends on third-party partners in its efforts to monetize the Nokia brand and technologies, for instance through arrangements where the Nokia brand is licensed to third-party products and the product development and distribution are handled partly or fully by third parties. Additionally, Nokia has outsourced various functions to third parties and is relying on them to provide certain services to it. These arrangements involve the commitment by each party of certain resources, including technology, R&D, services and employees. Although the objective of the collaborative and partnering arrangements is a mutually beneficial outcome for each party, Nokia’s ability to introduce products and services that are commercially viable and meet Nokia’s and its customers’ and consumers’ quality, safety, security and other standards in a timely manner could be hampered if, for example, any of the following risks were to materialize:

•	Nokia fails to engage the right partners or on terms that are beneficial to it;

•	Nokia is unable to collaborate and partner effectively with individual partners and simultaneously with multiple partners to execute and reach the targets set for the collaboration;

•	the arrangements with the parties Nokia collaborates with do not develop as expected, including their performance, delivery and timing, or include terms which prove unfavorable to Nokia;

•	the technologies provided by the parties Nokia works with are insufficiently protected or infringe third parties’ IPR in a way that Nokia cannot foresee or prevent, or confidential information shared with partners is leaked;

•	the technologies or products or services supplied by the parties Nokia works with do not meet the required quality, safety, security and other standards or customer needs;

•	the partners cause damage to the Nokia brand, for instance, if the brand licensed products are of poor quality or messaging or advertisements failures;

•	Nokia’s own quality controls fail;

•	adverse public perception of Nokia’s partner is reflected on it or Nokia is exposed to claims against it, for instance, due to labor, safety, compliance or environmental issues of its partners, including supply chain; or

•	the financial condition of Nokia’s collaborative partners deteriorates, which may result in underperformance by the collaborative partners, insolvency, bankruptcy or closure of the business of such partners.

Nokia’s net sales, costs and results of operations, as well as the U.S. dollar value of Nokia’s dividends and market price of Nokia ADSs, are affected by exchange rate fluctuations.

Nokia is a company with global operations and is therefore exposed to foreign exchange risks in the form of both transaction risks and translation risks. Nokia’s policy is to monitor and hedge exchange rate exposure, and Nokia manages its operations to mitigate, but not to eliminate, the impacts of exchange rate fluctuations. There can be no assurance, however, that Nokia’s hedging activities will prove successful in mitigating the impact of exchange rate fluctuations. In addition, significant volatility in the exchange rates may increase Nokia’s hedging costs, as well as limit its ability to hedge its exchange rate exposure in particular against unfavorable movements in the exchange rates of certain emerging market currencies, could have an adverse effect on Nokia’s results of operations, particularly its profitability. Further, exchange rate fluctuations may have an adverse effect on Nokia’s net sales, costs and results of operations, as well as its competitive position through their impact on its competitors and customers. Further, exchange rate fluctuations may also materially affect the U.S. dollar value of any dividends or other distributions that are paid in euro as well as the market price of Nokia ADSs. For more information on how Nokia manages its exchange rate risks, refer to the section “Operating and Financial Review and Prospects—Nokia—Qualitative and Quantitative Disclosure of Financial Risk Management”.

An unfavourable outcome of litigation, contract-related disputes or allegations of health hazards associated with Nokia’s businesses could have a material adverse effect on the Company.

Nokia is a party to lawsuits and contract-related disputes in the normal course of its business. Litigation or contract-related disputes for instance through arbitration can be expensive, lengthy and disruptive to normal business operations and divert the efforts of Nokia’s management. Moreover, the outcomes of complex legal proceedings or contract-related disputes are difficult to predict. An unfavorable resolution of a particular lawsuit or contract-related dispute could have a material adverse effect on Nokia’s business, results of operations, financial condition and reputation.

Nokia records provisions for pending litigation when it determines that an unfavorable outcome is likely and the loss can reasonably be estimated. Due to the inherent uncertain nature of litigation, the ultimate outcome or actual cost of settlement may materially differ from estimates. Nokia believes its provisions for pending litigation are appropriate. The ultimate outcome, however, may differ from the provided estimate, which could either have a positive or an adverse impact on Nokia’s results of operations and financial condition.

Although Nokia products are designed to meet all relevant safety standards and recommendations globally, Nokia cannot guarantee it will not become subject to product liability claims or be held liable for such claims or be required to comply with future regulatory changes in this area, and these could have a material adverse effect on Nokia’s business. Nokia has been involved in several lawsuits alleging adverse health effects associated with its products, including those caused by electromagnetic fields and the outcome of such procedures is difficult to predict, including the potentially significant fines or settlements. Even a perceived risk of adverse health effects of mobile devices or base stations could have a material adverse effect on Nokia through a reduction in the demand for mobile devices having an adverse effect, for instance through a decreased demand for mobile networks or increased difficulty in obtaining sites for base stations.

Inefficiencies, breaches, malfunctions or disruptions of information technology systems could have a material adverse effect on Nokia’s businesses and results of operations.

Nokia’s operations rely on the efficient and uninterrupted operation of complex and centralized information technology systems and networks, which are integrated with those of third parties. Additionally, certain personal and consumer data is stored by Nokia or its customers as part of Nokia’s business operations. All information technology systems are potentially vulnerable to damage, malfunction or interruption from a variety of sources. Nokia is to a significant extent relying on third parties for the provision of information technology systems and networks. Nokia may experience disruptions if its partners do not deliver as expected or if Nokia is unable to successfully manage systems together with its business partners. The ongoing trend to cloud-based architectures and network function virtualization is introducing further complexity and associated risk.

Nokia is constantly looking into ways of improving its information technology systems. Nokia is building new capabilities, and for instance in its Nokia Networks business it is introducing new significant information technology solutions during 2015. Nokia will often need to use new service providers and may, due to technical developments or choices regarding technology, increase its reliance on certain new technologies, such as cloud or remote delivery-based services and certain other services that are used over the internet rather than using the traditional licensing model. Switching to new service providers and introducing new technologies is inherently risky and may expose Nokia to an increased risk of disruptions in its operations, for instance due to network inefficiency, a cybersecurity breach, malfunctions or other disruptions resulting from information technology systems.

Nokia pursues various measures in order to manage its risks related to system and network malfunctions and disruptions, including the use of multiple suppliers and information technology security. However, despite precautions taken by Nokia, any malfunction or disruption of Nokia’s current or future systems, or networks such as an outage in a telecommunications network used by any of Nokia’s information technology systems, or a breach of its cybersecurity, such as an attack, malware or other event that leads to an unanticipated interruption or malfunction of its information technology systems or networks or data leakages, could have a material adverse effect on Nokia’s business, results of operations and brand value. In addition, if Nokia fails to successfully use its information technology systems and networks, its operational efficiency or competitiveness could be impaired, which could have a material adverse effect on Nokia’s business and results of operations. A disruption, for instance, in Nokia’s location-based services, could cause significant discontent among users of Nokia’s products resulting in claims or deterioration of its brand value.

Cybersecurity breaches and other potential security risks may adversely affect Nokia’s business.

Although Nokia endeavors to develop products and services that meet with the appropriate security standards, including effective data protection, Nokia or its products and online services, marketing and developer sites may be subject to cybersecurity breaches, including hacking, viruses, worms and other malicious software, unauthorized modifications or illegal activities, that may cause potential security risks and other harm to Nokia, its customers or consumers and other end-users of Nokia’s products and services. Events or mere allegations of cybersecurity breaches may have a material adverse effect on Nokia’s business. Additionally, Nokia contracts with multiple third parties in various jurisdictions who collect and use certain data on its behalf. Although Nokia has processes in place designed to ensure appropriate collection, handling and use of such data, third parties may use the data inappropriately, breach laws and contracts in collecting, handling or using or leaking such data. This could lead to lengthy legal proceedings or fines imposed on Nokia as well as adverse effects to Nokia’s reputation and brand value.

In connection with providing products and services to Nokia’s customers and consumers, certain customer feedback, information on consumer usage patterns and other personal and consumer data is collected and stored through Nokia, either by it or its business partners or subcontractors. Loss, improper disclosure or leakage of any personal or consumer data collected by Nokia or which is available to Nokia’s partners or subcontractors, made available to Nokia or stored in or through Nokia’s products could have a material adverse effect on it and harm its reputation and brand. In addition, governmental authorities may use Nokia’s networks products to access the personal data of individuals without Nokia’s involvement, for example, through so-called lawful intercept capability of network infrastructure. Even perceptions that Nokia’s products do not adequately protect personal or consumer data collected by Nokia, made available to it or stored in or through its products or that they are being used by third parties to access personal or consumer data could impair Nokia’s sales, results of operations, reputation and brand value.

Nokia may not be able to achieve targeted benefits from or successfully implement planned transactions.

From time to time, Nokia may consider possible transactions that could complement Nokia’s existing operations and enable Nokia to grow its business or divest its existing businesses or operations. Nokia has made a number of acquisitions and divestments in addition to the Sale of the Devices & Services Business, the proposed Acquisition, and the proposed sale of Nokia’s HERE business, it has for instance as part of Nokia Networks’ strategy to focus on mobile broadband, divested certain businesses and may make further transactions, such as acquisitions, divestments, mergers or joint ventures in the future.

Nokia cannot provide assurance that any transactions, such as acquisitions, divestments, mergers or joint ventures, it consummates will ultimately provide the benefits Nokia originally anticipated and the return on the acquisition may be below targets or negative. After reaching an agreement for a transaction, Nokia may need to satisfy pre-closing conditions on acceptable terms, which may prevent it from completing the transaction or make changes to the scope of the transaction. Furthermore, Nokia may not succeed in integrating acquired operations with its existing businesses.

Transactions, including acquisitions, divestments, mergers or joint ventures involve inherent risks, including:

•	the assumption and exposure to unknown or contingent liabilities of acquired businesses; such as those related to contractual obligations, taxes, pensions, environmental liabilities, disputes and compliance matters;

•	the ability to integrate acquired businesses and/or to achieve identified and anticipated operating and financial synergies;

•	unanticipated delays or inability to proceed with transactions as planned, for instance, due to issues in obtaining regulatory or shareholder approvals. For instance, in certain cases regulatory bodies could impose conditions on the acquirer of a business to divest certain assets or impose other obligations due to competition laws;

•	unanticipated costs or changes in scope, for instance, due to issues with regulators or courts imposing terms on a transaction or obstacles that result in changes required in the scope of the transaction;

•	the diversion of management attention from the existing business;

•	the potential loss of key employees and customers;

•	unanticipated changes in business, industry or general economic conditions that affect the assumptions underlying the acquisition;

•	potential disputes with sellers, purchasers or other counterparties;

•	impairments related to goodwill and other intangible assets, for instance, due to business performance after an acquisition or differences in evaluating the goodwill with respect to the acquired businesses;

•	there may be limitations in Nokia’s ability to control any potential joint ventures and accordingly such transactions may result in increased exposure to operational, compliance, legal or financial risks;

•	unexpected costs associated with the separation of the business which is to be divested;

•	additional payment obligations and higher costs resulting from non-performance by divested businesses;

•	exposure to contingent liabilities in connection with any indemnity Nokia provides to the purchaser in connection with such divestment;

•	potential post-closing claims for indemnification and disputes with purchaser;

•	Nokia’s dependency on some of the divested businesses as its suppliers in the future; and

•	high transaction costs.

Significant transactions may also result in claims between the parties, which can consume time and management attention and the outcome of disputes related to significant transactions may be difficult to predict.

The Sale of the Devices & Services Business may expose Nokia to contingent liabilities and the agreements Nokia have entered into with Microsoft may have terms that prove to be unfavorable to the Company.

The Sale of the Devices & Services Business may expose Nokia to contingent liabilities and the agreements it has entered into with Microsoft may have terms that prove to be unfavorable to Nokia. The Devices & Services Purchase Agreement (as defined in the section “Business—Nokia—Material Agreements Outside the Ordinary Course of Business—Sale of the Devices & Services Business to Microsoft”) may expose Nokia to liabilities or have terms that prove unfavorable to it. Under the Devices & Services Purchase Agreement, Nokia is required to indemnify Microsoft for the breach or violation of certain representations and warranties and covenants made by Nokia in the Devices & Services Purchase Agreement, subject to certain limitations and, in some cases, subject to a cap of EUR 284 250 000 and for losses arising from assets not acquired by Microsoft, liabilities retained by Nokia and liabilities that are not primarily related to the Devices & Services Business, subject to certain limitations and, in some cases, subject to a cap of EUR 284 250 000. Significant indemnification claims by Microsoft with respect to the Devices & Services Purchase Agreement and the Sale of the Devices & Services Business could have a material adverse effect on Nokia’s financial condition. In addition, Nokia is required to indemnify Microsoft for certain tax liabilities, including tax liabilities of the Nokia entities acquired by Microsoft, the Devices & Services Business or the assets to be acquired by Microsoft attributable to tax periods ending on or prior to the closing date of the transaction or a certain pre-closing portion of any taxable period that includes the closing date of the transaction or taxes imposed with respect to any asset not being acquired by Microsoft.

Nokia’s efforts aimed at managing and improving financial or operational performance, cost savings and competitiveness may not lead to targeted results or improvements.

Nokia needs to manage its operating expenses and other internal costs to maintain cost efficiency and competitive pricing of its products and services. Failure by Nokia to determine the appropriate prioritization of operating expenses and other costs, to identify and implement the appropriate measures to adjust its operating expenses on a timely basis and other costs accordingly, or to maintain achieved reduction levels, could have a material adverse effect on Nokia’s business, results of operations and financial condition.

Nokia operates in highly competitive industries and it is continuously aiming to increase the efficiency of its operations. Nokia may in the ordinary course of business institute new plans for restructuring measures. The restructuring programs are costly, potentially disruptive to operations and may not lead to sustainable improvements in overall competitiveness and profitability, and may have an adverse effect, for instance, as a result of the loss of scale benefits.

Nokia may not be able to optimize the Company’s capital structure as planned and re-establish its investment grade credit rating.

On April 29, 2014, Nokia announced a planned capital structure optimization program, focusing on a recommencement of dividends, distribution of excess capital to shareholders, and reduction of interest bearing debt. Nokia has also targeted to re-establish its investment grade credit rating. On April 15, 2015, Nokia announced that it will suspend its capital structure optimization program, including the execution of the share repurchase program, effective as of April 15, 2015 and until the closing of the Exchange Offer. The suspension did not affect Nokia’s long term target to return to an investment grade credit rating and Nokia intends to manage the combined capital structure accordingly by retaining significant gross and net cash positions and by proactively reducing indebtedness. In conjunction with the Exchange Offer, Nokia intends to evaluate the resumption of a capital structure optimization program for the Combined Company and communicate its plans to move towards a more optimal capital structure for the Combined Company.

There can be no assurance that any possible capital structure optimization program can be implemented or would result in the targeted benefits. Moreover, there can be no assurance of Nokia being able to re-establish its investment grade credit rating. Additionally, provided that the program is resumed or a new updated program is announced, returning capital to shareholders reduces Nokia’s capital, which could expose Nokia to financial difficulties or Nokia needing to incur additional indebtedness under certain circumstances, for instance, if Nokia has not accurately estimated its need of capital going forward or its business performance.

Should the current uncertain market conditions continue or deteriorate, Nokia or the Combined Company may not be able to receive sufficient financing.

General uncertainty as well as adverse developments in the financial market and general economic conditions, in particular, effects of the continued uncertainty or worsening of the current economic and financial situation, for instance, in China, Greece and Puerto Rico, could have a material adverse effect on Nokia’s ability to obtain sufficient financing needed by Nokia to carry out its business after Completion of the Exchange Offer. The uncertain market conditions may mean that the price of the financing needed by Nokia will increase and that it will be less readily available. Nokia could, at any given point in time, encounter difficulties in raising funds and, as a result, lack the access to liquidity it needs, which in turn may have a material adverse effect on the business, financial condition, and/or results of Nokia and Alcatel Lucent.

Nokia’s or the Combined Company’s ability to make scheduled payments on its debt is subject to general economic, financial, competitive, market, regulatory and other factors that may be beyond its control. There can be no assurance that Nokia’s or the Combined Company’s operations will continue to generate sufficient cash flow to allow it to service its debt, to fund its working capital, pension programs, capital expenditure and research and development requirement and to engage in future acquisitions. Failure to do so could have a material adverse effect on the business, financial condition and/or results of operations of Nokia and Alcatel Lucent. For more information on Nokia’s liquidity and financial risk management, refer to the sections “Operating and Financial Review and Prospects—Nokia—Liquidity and Capital Resources” and “Operating and Financial Review and Prospects—Nokia—Qualitative and Quantitative Disclosure of Financial Risk Management”.

Nokia’s or the Combined Company’s credit ratings may not reflect all risks and may not improve in the future.

Moody’s and Standard & Poor’s have assigned credit ratings to Nokia. These ratings may not reflect the potential impact of all risks relating to Nokia’s business or the potential impact of the combination with Alcatel Lucent. A credit rating is not a recommendation to buy, sell or hold securities and may be revised or withdrawn by the rating agency at any time. Should Nokia’s credit rating be downgraded, this could increase the financial costs of Nokia and thereby have a material adverse effect on the business, financial condition and/or results of operations of Nokia and Alcatel Lucent.

Nokia has set a goal of re-establishing its investment grade credit rating. There can be no assurances that Nokia or the Combined Company may in the future achieve an investment grade credit rating at the targeted time or at all. Failure to obtain an investment grade credit rating may have a material adverse effect on the business, financial condition and/or results of operations of Nokia and Alcatel Lucent.

Nokia Networks is dependent on the development of the mobile broadband infrastructure industry.

Nokia Networks’ sales and profitability are dependent on the development of the mobile broadband infrastructure industry in numerous diverse markets, particularly the investments made by mobile operators and services providers in network infrastructure and related services. The pace of such investments is in turn dependent on the ability of network providers and mobile operators to increase subscriber numbers, reduce churn, compete with business models eroding the revenue from the traditional voice, messaging and data transport services, stimulate increased use of voice, data and value-adding services with higher margins, as well as the financial condition of the network providers and mobile. Additionally, market developments favoring new technological solutions such as Software Defined Networking, may reduce spending by Nokia Networks’ customers or favor Nokia Networks’ competitors who have a stronger position in such technologies. Difficulties, uncertainty or any deterioration in global economic conditions or the occurrence or escalation of political unrest may result in mobile network operators postponing or reducing their investments in their network infrastructure and related services. Adverse developments in the markets to which Nokia Networks is more significantly exposed to may have a profound adverse effect on Nokia Networks.

Nokia Networks focuses on mobile broadband and accordingly its sales and profitability depend on its success in the mobile broadband infrastructure and related services market.

In line with its strategy, Nokia Networks focuses on mobile broadband and related services. Nokia Networks is focusing on end-to-end mobile broadband leadership, services growth, and quality and execution. Accordingly, if Nokia Networks is not successful in implementing its strategy and achieving the desired outcomes in a timely manner or if the mobile broadband infrastructure and related services market fails to develop in the manner currently anticipated by Nokia, or if there are unfavorable variations in Nokia Networks’ product and service mix towards lower margin products or services, the Nokia Networks’ business, results of operations, particularly profitability, and financial condition could be materially adversely effected. Nokia Networks’ success with its focus on mobile broadband infrastructure and related services is subject to risks and uncertainties, including:

•	the intensity of the competition;

•	further consolidation of Nokia Networks’ customers or competitors;

•	Nokia Networks’ inability to develop mobile broadband products and services in a timely manner, or at all, that meet future technological or quality requirements and challenges;

•	Nokia Networks’ inability to correctly estimate technological developments or adapt to such;

•	the development of the mobile broadband and related services market in directions that leave Nokia Networks deficient in certain technologies and industry areas that impact its overall competitiveness;

•	certain customers who currently buy products and services from Nokia Networks, which are not regarded as core customers, may choose to turn to alternative vendors to maintain end-to-end services from such vendors;

•	delays in executing relevant initiatives related to the further implementation of Nokia Networks’ strategy;

•	Nokia Networks’ inability to successfully develop market recognition as a leading provider of software and services in the mobile broadband infrastructure and related services market;

•	Nokia Networks’ inability to sustain or grow its net sales in the businesses and areas of its strategic focus, which could result in the loss of scale benefits and reduced competitiveness;

•	Nokia Networks’ inability to identify opportunities and entering agreements which meet its requirements and profitability estimates, and capture the expected opportunities for additional sales related to deals with lower initial profitability;

•	Nokia Networks’ inability to continue utilizing current customer relations related to its mobile broadband infrastructure products for advancing its sales of related services, and Nokia Networks may not be able to pursue new services-led growth opportunities;

•	Nokia Networks’ global presence and business that involves large projects expose Nokia Networks to various business and operational risks including those related to market developments, political unrest, economic and trade sanctions and compliance and anticorruption related risks, especially with respect to emerging markets;

•	Nokia Networks’ inability to maintain efficient and low-cost operations; and

•	Nokia Networks may be adversely effected by economic or political instability or the existence or introduction of further economic and trade sanctions, for instance the events in Ukraine and the international reaction to these may adversely affect Nokia Networks’ business or operations in Ukraine, Russia and/or related markets.

Nokia Networks faces intense competition and may fail to effectively and profitably invest in new competitive high quality products, services, upgrades and technologies and to bring them to market in a timely manner.

The mobile broadband infrastructure and related services market is characterized by rapidly changing technologies, frequent new solutions requirements and product feature introductions and evolving industry standards. Nokia Networks’ business performance depends to a significant extent on the timely and successful introduction of new products, services and upgrades of current products to meet the evolving requirements of its customers, comply with emerging industry standards and address competing technological and product developments carried out by competitors. The R&D of new and innovative, technologically advanced products, including the introduction of new radio frequency technologies, as well as upgrades to current products and new generations of technologies, is a complex and uncertain process requiring high levels of innovation and investment, as well as accurate anticipation of technology and market trends. Nokia Networks may focus its resources on products and technologies that do not become widely accepted or ultimately prove unviable. Nokia Networks results of operations will depend to a significant extent on its ability to succeed in following areas:

•	maintaining and developing a product portfolio and service capability that is attractive to its customers;

•	continuing to introduce new products and product upgrades successfully and on a timely basis;

•	development of new or enhance existing tools for its services offerings;

•	optimizing the amount of customer or market specific technology, product and feature variants in the product portfolio;

•	continuing to enhance the quality of its products and services;

•	appropriate pricing of the products and services, which is crucial in the networks infrastructure business due to the typical long-term nature and complexity of the agreements; and

•	leveraging its technological strengths.

The participants in the mobile broadband infrastructure and related services market compete on the basis of product offerings, technical capabilities, quality, service and price. The competitive environment in this market continues to be intense and is characterized by maturing industry technology, equipment price erosion and challenging price competition. Moreover, mobile operators’ cost reductions, network sharing and industry consolidation among the operators are reducing the amount of available business, resulting in further increasing competition and pressure on pricing and profitability. Consolidation of operators may result in them concentrating their business in selected service providers, increasing the possibility that agreements with Nokia Networks are terminated or not renewed.

Nokia Networks competes with companies that have larger scale, affording such companies more flexibility on pricing, likewise Nokia Networks competes with companies that may have stronger customer financing possibilities due to internal policies or governmental support, such as in the form of trade guarantees, allowing them to offer products and services at very low prices or with attractive financing terms. Nokia Networks’ key competitors have large scale, and industry consolidation could result in even larger scale entities, impairing Nokia Networks’ competitive position. Nokia Networks also continues to face intense competition from competitors, including from China, which endeavor to gain further market share and broaden their presence in new areas of the network infrastructure and related services business. Competition for new customers, as well as for new infrastructure deployment is particularly intense and focused on price and contract terms in favor of customers. In addition, new competitors may enter the industry as a result of acquisitions or shifts in technology. For example, the virtualization of core and radio networks and the convergence of information technology and telecommunications may lower the barriers to entry for IT companies entering the traditional telecommunications industry. Further, these developments may enable more generic IT and intellectual property hardware to be used in telecommunications networks leading to further price pressure. If Nokia Networks cannot respond successfully to the competitive challenges in the mobile broadband infrastructure and related services market, Nokia’s business and results of operations, particularly profitability, and financial condition may be materially adversely affected.

Nokia Networks’ failure to effectively and profitably invest in new competitive products, services, upgrades and technologies and bring them to market in a timely manner could result in a loss of net sales and market share and have a material adverse effect on Nokia’s results of operations, particularly profitability, and financial condition. Nokia Networks needs to introduce products and services in a cost-efficient and a timely manner and to manage proactively the costs and cost development related to its portfolio of products and services, including component sourcing, manufacturing, logistics and other operations. Currency fluctuations may also have an adverse impact on Nokia Networks’ ability to manage its costs. If Nokia Networks fails to maintain or improve its market position and scale compared to its competitors across the range of its products and services, as well as leverage Nokia’s scale to the fullest extent, or if it is unable to develop or otherwise acquire software, keep prices at competitive levels, or if its costs increase relative to those of Nokia’s competitors due to currency fluctuations, this could materially adversely affect Nokia’s competitive position, business and results of operations, particularly its profitability.

Defects in Nokia Networks’ products could adversely affect the Company’s results of operations.

Nokia Networks’ products are highly complex, and defects in their design, manufacture and associated hardware, software and content have occurred and may occur in the future. Defects and other quality issues may result from, among other things, failures in Nokia’s own product manufacturing and service creation and delivery as well as failures of its suppliers to comply with Nokia’s supplier requirements, or failures in products and services created jointly with business partners or other third parties where the development and manufacturing process is not fully within Nokia’s control. Quality issues may cause, for instance, delays in deliveries, liabilities for network outages, and additional repair, product replacement or warranty costs to Nokia, and harm its reputation and its ability to sustain or obtain business with its current and potential customers. With respect to Nokia’s services, quality issues may relate to the challenges of having the services fully operational at the time they are made available to Nokia’s customers and maintaining them on an ongoing basis. Nokia makes provisions to cover its estimated warranty costs for its products. Nokia believes its provisions are appropriate, although the ultimate outcome may differ from the provisions that are provided for, which could have a material adverse effect on Nokia’s results of operations, particularly profitability and financial condition.

Nokia Networks is dependent on a limited number of customers and large multi-year agreements and accordingly a loss of a single customer, further operator consolidation or issues related to a single agreement, may have a significant impact on Nokia Networks.

A large proportion of net sales that Nokia Networks generates have historically been derived from a limited number of customers (for more information on Nokia Networks’ largest customers, refer to section “Business—Nokia—Nokia’s Business Operations—Nokia Networks—Customers, Sales and Marketing”). As consolidation among existing customers continues, it is possible that an even greater portion of Nokia Networks’ net sales will be attributable to a smaller number of large service providers operating in multiple markets. As part of Nokia Networks’ focus on certain markets, the proportion of the sales to certain key customers in such markets has also grown. These developments will also increase the impact of the outcome of certain individual agreement tenders on Nokia Networks’ net sales. In addition, mobile operators are increasingly entering into network sharing arrangements, as well as joint procurement agreements, which may reduce their investments and the number of networks available for Nokia Networks to service. Further, the procurement organizations of certain large mobile operators sell consulting services to enhance the negotiation position of smaller operators towards their vendors. As a result of these trends and the intense competition in the industry, Nokia Networks may be required to provide agreement terms increasingly favorable to customers to remain competitive. Any unfavorable developments in relation to, or any change in the agreement terms applicable to a major customer, may have a material adverse effect on Nokia’s business, results of operations and financial condition.

Large multi-year agreements, which are typical in the mobile broadband infrastructure and related services business, include a risk that the timing of sales and results of operations associated with such agreements will differ from expectations. Moreover, such agreements often require dedication of substantial amounts of working capital and other resources, which may adversely affect Nokia’s cash flow, particularly in the early stages of the term of an agreement, or may require Nokia Networks to continue to sell certain products and services, or to certain markets, that would otherwise be discontinued, thereby diverting resources from developing more profitable or strategically important products and services, or focusing more profitable or strategically important markets. Any suspension, termination or non-performance by Nokia under the agreement terms may have a material adverse effect on Nokia Networks because mobile operators have demanded and may continue to demand stringent agreement undertakings, such as penalties for agreement violations.

Nokia Networks may face problems or disruptions in the Company’s manufacturing, service creation, delivery, logistics or supply chain.

Nokia’s product manufacturing, service creation and delivery as well as its logistics are complex, require advanced and costly equipment and include outsourcing to third parties. These operations are continuously modified in an effort to improve efficiency and flexibility of Nokia’s manufacturing, service creation and delivery as well as its logistics and to produce, create and distribute continuously changing volumes. Nokia may experience difficulties in adapting its supply to meet the changing demand for Nokia’s products and services, both ramping up and down production at its facilities and network implementation capabilities as needed on a timely basis, maintaining an optimal inventory level, adopting new manufacturing processes, finding the most timely way to develop the best technical solutions for new products, managing the increasingly complex manufacturing process and service creation and delivery process or achieving required efficiency and flexibility, whether Nokia manufactures its products and creates and delivers its services itself or outsources to third parties.

Nokia’s manufacturing operations depend on obtaining sufficient quantities of fully functional products, components, sub-assemblies, software and services on a timely basis. Nokia’s principal supply requirements for its products are for electronic components, mechanical components and software, which all have a wide range of applications in Nokia’s products.

In some cases, a particular component or service may be available only from a limited number of suppliers or from a single supplier. In addition, Nokia’s dependence on third-party suppliers has increased as a result of its strategic decisions to outsource certain activities. Suppliers may from time to time extend lead times, limit supplies, change their partner preferences, increase prices, provide poor quality supplies or be unable to adapt to changes in demand due to capacity constraints or other factors, which could adversely affect Nokia’s ability to deliver its products and services on a timely basis. For example, Nokia Networks’ efforts to meet its customer needs during major network roll-outs in certain markets may require sourcing large volumes of components and services from suppliers and vendors at short notice and simultaneously with its competitors. If Nokia fails to anticipate customer demand properly, an over-supply or under-supply of components and production or services delivery capacity could occur. In many cases, some of Nokia’s competitors utilize the same contract manufacturers, component suppliers and service vendors. If they have purchased capacity or components ahead of Nokia, this could prevent Nokia from acquiring the required components or services, which could limit Nokia’s ability to supply its customers or increase its costs.

Nokia also commits to certain capacity levels or component quantities which, if unused, will result in charges for unused capacity or scrapping costs. The cost-efficiencies implemented in Nokia’s supply chain designed to enable Nokia to meet its target of reducing Nokia Networks’ production overheads may result in lapses in the availability of certain components, especially in times of tight supply or demand peaks.

Nokia may not be able to secure components at attractive terms from its suppliers or, a supplier may fail to meet Nokia’s supplier requirements, such as, most notably, Nokia’s and its customers’ product quality, safety, security and other standards. Consequently, some of Nokia’s products may be unacceptable to Nokia and its customers, or may fail to meet Nokia’s quality controls. In case of issues affecting a product’s safety or regulatory compliance, Nokia may be subject to damages due to product liability, or defective products, components or services may need to be replaced. Also, some suppliers may not comply with local laws, including, among others, local labor laws. In addition, a component supplier may experience delays or disruptions to its manufacturing processes or financial difficulties or even insolvency, bankruptcy or closure of its business, in particular due to difficult economic conditions. Any of these events could delay Nokia’s successful and timely delivery of products that meet Nokia’s and its customers’ quality, safety, security and other requirements, or otherwise materially adversely affect Nokia’s sales and results of operations or its reputation and brand value.

Nokia Networks’ business models rely on solutions for distribution of services and software or data storage, which entail inherent risks relating to security or applicable regulatory regimes.

Nokia’s current business models rely on certain centralized data processing solution and cloud or remote delivery-based services for distribution of services and software or data storage. The cloud or remote delivery-based business models and operations have certain inherent risks, including those stemming from the potential security breaches and applicable regulatory regimes, which may cause limitations in implementing cloud or remote delivery-based models or expose Nokia to regulatory or contractual actions.

Nokia may also experience challenges caused by third parties or other external difficulties in connection with Nokia’s efforts to modify its operations to improve the efficiency and flexibility of Nokia’s manufacturing, service creation and delivery as well as Nokia’s logistics, including, but not limited to, strikes, purchasing boycotts, public harm to Nokia’s brands and claims for compensation resulting from its decisions on where to place and how to utilize its manufacturing facilities. Such difficulties may result from, among other things, delays in adjusting production at Nokia’s facilities, delays in expanding production capacity, failures in Nokia’s manufacturing, service creation and delivery as well as logistics processes, failures in the activities Nokia has outsourced, and interruptions in the data communication systems that run its operations. Such failures or interruptions could result in Nokia’s products not meeting Nokia’s and its customers’ quality, safety, security and other requirements, or being delivered late or in insufficient or excess volumes compared to Nokia’s own estimates or customer requirements, which could have a material adverse effect on Nokia’s sales, results of operations, reputation and the value of its brands.

Nokia Networks’ production sites or the production sites of the Company’s suppliers are geographically concentrated.

Many of Nokia’s production sites or the production sites of its suppliers are geographically concentrated, with a majority of its suppliers based in Asia. In the event that any of these geographic areas are affected by any adverse conditions, such as natural disasters, geopolitical disruptions or civil unrest that disrupt production and/or deliveries from Nokia’s suppliers, Nokia’s ability to deliver its products on a timely basis could be adversely affected, which may materially adversely affect Nokia’s business and results of operations. Refer to “Business—Nokia—List of Nokia’s Material Properties” for additional information concerning Nokia’s production sites.

Nokia Networks may be adversely affected by developments with respect to the customer financing or extended payment terms it provides to customers.

Mobile operators in certain markets may require their suppliers, including Nokia Networks, to arrange, facilitate or provide financing in order to obtain sales or business. They may also require extended payment terms. In some cases, the amounts and duration of these financings and trade credits, and the associated impact on Nokia’s working capital, may be significant. Requests for customer financing and extended payment terms are typical for Nokia’s industry.

Uncertainty in the financial markets may result in increased customer financing requests. As a strategic market requirement, Nokia Networks arranges and facilitates financing or provides extended payment terms to a number of customers, typically supported by export credit or guarantee agencies or through the sale of the related receivables. In the event that export credit agencies face future constraints on their ability or willingness to provide financing to Nokia Networks’ customers or there is insufficient demand to purchase their receivables, these could have a material adverse effect on Nokia’s business and financial condition. Nokia Networks has agreed to extended payment terms for a number of customers, and may continue to do so. Extended payment terms may continue to result in a material aggregate amount of trade credits. Even when the associated risk is mitigated by a diversified customer portfolio, defaults in the aggregate could have a material adverse effect on Nokia.

Nokia Networks cannot guarantee that it will be successful in arranging, facilitating or providing required financing, including extended payment terms to customers, particularly in difficult financial conditions on the market. In addition, certain of Nokia Networks’ competitors may have greater access to credit financing, which could adversely affect Nokia’s ability to compete successfully for business opportunities in the mobile broadband infrastructure and, indirectly, in the related services sectors. Nokia Networks’ ability to manage its total customer financing and trade credit exposure depends on a number of factors, including capital structure, market conditions affecting its customers, the levels and terms of credit available to it and to its customers, the cooperation of export credit or guarantee agencies and Nokia’s ability to mitigate exposure on acceptable terms. Nokia Networks may not be successful in managing the challenges associated with the customer financing and trade credit exposure that it may face from time to time. While defaults under financings, guarantees and trade credits to Nokia’s customers resulting in impairment charges and credit losses have not been a significant factor for Nokia Networks in the past, these may increase in the future, and commercial banks may not continue to be able or willing to provide sufficient long-term financing, even if backed by export credit agency guarantees, due to their own liquidity constraints.

Nokia Networks has used sale of receivables to banks or other financial institutions to improve its liquidity, and any significant change in Nokia Networks’ ability to continue this practice could impair Nokia’s liquidity. For more information on measures taken in relation to Nokia’s liquidity, refer to the section “Operating and Financial Review and Prospects—Nokia—Liquidity and Capital Resources”.

HERE business strategy is subject to risks and uncertainties, including intense competition faced by HERE, and may fail to effectively and profitably invest in new competitive high-quality services and data and bring these to market in a timely manner or adjust its operations efficiently.

Nokia’s HERE business strategy is subject to various risks and uncertainties. HERE net sales are mainly derived from sales to the automotive industry, making it dependent on overall developments in that industry and HERE’s ability to remain successful in that industry, for instance through its ability to be a competitive provider of its products and services for the automotive industry. Nokia’s HERE business faces intense competition from global companies with different business models as well as certain local companies, and new competitors may enter the location based services market through licensing of map data from other companies or by building their own offering of location data. For example, Google uses an advertising-based model that allows consumers and companies to use parts of its map data and related services in their products free of charge. Google is increasingly competing with Nokia’s HERE business in the provision of local search and services in the automotive industry. Recently Google has made further advances in the automotive industry, for instance by entering into agreements with various automotive manufacturers and technology companies through the Google driven Open Automotive Alliance. The success of Google’s Android platform and search services can result in a competitive advantage for Google when providing local search and other services to the automotive industry. Additionally, certain companies are bringing novel solutions, for instance offering entertainment and information capabilities into vehicles, which can include location intelligence provided by HERE’s competitors. Technological developments may make it more economical to build location data and certain of HERE’s competitors have resources to invest in building location data. Additionally, certain governmental and quasi-governmental agencies are producing more map data with improved coverage, content, higher quality and available free of charge or at lower prices. Certain crowdsourcing efforts may also result in the availability of competing map data.

Nokia made adjustments to the HERE business strategy during 2014. Such strategy changes result in certain operational changes. Such adjustments are costly, potentially disruptive to operations and may not lead to sustainable improvements in overall competitiveness and profitability. For instance, HERE sales efforts and ability to gain new business may suffer as a result of Nokia implementing such changes. Additionally, Nokia’s HERE business is exposed to various risks and uncertainties, including the following:

•	the existing map license data customers may choose not to purchase, or purchase less, content or services from Nokia’s HERE business. For instance, Nokia may not be able to establish a successful location-based platform through HERE if other competing location-based platforms are preferred by customers and consumers, especially as HERE is a recently launched brand and platform and, as such, may be disadvantaged to more established brands and platforms. Additionally, Nokia may not be able to establish a successful HERE application suite for the platforms Nokia is targeting or attract partners to make the HERE offerings sufficiently competitive;

•	HERE net sales and profitability are dependent on developments in the automotive industry, including vehicle sales and adoption of in-vehicle navigation systems. Additionally, customer requirements may result in difficulties or increased costs for Nokia’s business models. For instance, requirements to tailor solutions for customers may limit Nokia’s ability to scale its offerings;

•	HERE licenses data to vehicle manufacturers for various embedded solutions through the vehicle in-dash unit. Such sales may be negatively affected if the HERE offering is not competitive or through unfavorable industry trends. For instance, HERE may be adversely affected if navigation solutions become more prevalent where the in-dash unit does not include embedded software but relies on navigation beamed through a smartphone or other portable devices;

•	HERE has in the past and may going forward continue to invest capturing longer-term transformational growth opportunities. Such investments have an adverse effect on profitability in the short term, and the intended benefits may not be realized as planned or at all;

•	HERE strives to be relevant in new and upcoming location-based services, such as augmented reality, new vehicle software systems, and autonomous driving systems. Also, HERE strives to be deeply integrated into vehicle driver assistance systems. If HERE does not succeed in implementing this strategy, or there are unfavorable technical or regulatory developments, Nokia’s HERE business could be materially and adversely affected. Additionally, investments into any new business opportunities may not yield a return on investment as planned, or at all;

•	Nokia may have inaccurately predicted market developments in, or market size of, the automotive navigation and personal navigation devices markets or it may lose market share to other manufacturers or other devices offering navigation solutions, including smartphones;

•	HERE’s competitiveness may be adversely affected if it is unable to effectively collate, process and analyze data, such as end-user behavioral data, and to derive intelligence from that data, which could be used to enhance its product offering. Nokia’s current business models rely on certain centralized data processing solutions and cloud delivery services for distribution of services and software or data storage that are subject to risks and uncertainties. The HERE location cloud operates a cloud-based service model with inherent risks, including those stemming from potential security breaches and applicable regulatory regimes that may cause limitations in cloud-based delivery models or expose Nokia to regulatory or legal actions or limit Nokia’s ability to conduct intended business. Additionally, HERE may be subject to other IT issues or cybersecurity breaches, resulting, for instance, in disruptions in online service continuity, privacy breaches and security of customer data issues;

•	Nokia may not succeed in attracting strategic partners and developers to develop and support Nokia’s ecosystem around its HERE offering, or provide services that are supported by relevant ecosystems; and

•	the offering of HERE maps and software, involves a possibility of product liability, product recall, or warranty claims and associated adverse publicity. Claims could be made by business customers if errors or defects result in a failure of their products or services, or by end-users of those products or services as a result of actual or perceived errors or defects in the map database or HERE software. In addition, business customers may require Nokia to correct defective data or software, which could be costly, or pay penalties if quality requirements or service level agreements are not satisfied.

The carrying amount of HERE goodwill may not be recoverable.

The carrying amount of goodwill for HERE is EUR 2.3 billion. Nokia assesses the carrying amount of goodwill annually or more frequently if events or changes in circumstances indicate that such carrying amount may not be recoverable. Additionally, Nokia assesses the carrying amount of other identifiable assets if events or changes in circumstances indicate that their carrying amounts may not be recoverable. If revenue from Nokia’s HERE business does not develop as anticipated or new sources of revenue do not materialize as expected, or at all, the HERE business may not generate sufficient positive operating cash flow. This or other factors may lead to the decrease in value of Nokia’s location-based services and commerce assets, leading to further impairment charges that may adversely affect Nokia, including the goodwill for Nokia’s HERE business. In the third quarter 2014, Nokia conducted a goodwill impairment assessment related to its HERE business as a result of an adjustment to the HERE strategy and the related new long-term plan. Nokia concluded that these factors resulted in a triggering event requiring an interim impairment test to assess whether events or changes in circumstances indicated that the carrying amount of Nokia’s goodwill may not be recoverable. As a result of the impairment test, Nokia recorded a charge to operating profit of EUR 1 209 million for the impairment of goodwill. While Nokia believes the estimated recoverable values are reasonable, actual performance in the short and long term could materially differ from Nokia’s forecasts, which could impact future estimates of the recoverable value for HERE and may result in further impairment charges.

HERE business sales are dependent on the overall automotive market developments and customer business conditions.

Nokia’s HERE business generates net sales through licensing its map data to automotive manufacturers as well as other companies, such as mobile device manufacturers and personal navigation device manufacturers. The licensing fee arrangements vary and they can be fixed for a certain period or vary based on licensee sales. As such, HERE’s ability to collect licensing fees is dependent on the success of its licensees and overall market conditions as well as HERE’s ability to reach successful pricing arrangements. For instance, automotive sales and the overall rate of adoption of navigation systems in cars affect HERE performance. HERE licenses data to vehicle manufacturers for various embedded solutions though the vehicle in-dash unit. Such sales may be negatively affected if HERE’s offerings are not competitive or through unfavorable industry trends. For instance, HERE may be adversely affected if navigation solutions become more prevalent where the in-dash unit does not include embedded software but relies on navigation beamed through a smartphone or other portable devices.

The demand for digital map information and other location-based content by automotive and mobile device manufacturers is subject to developments of the automotive and consumer electronics industries, and it is also affected by possible declines in relation to contraction of sales in the automotive and consumer electronics industry. HERE sales and profitability are dependent on the developments of the automobile market, as well as the sales of the companies licensing data from HERE. Additionally, market developments favoring certain technological solutions where HERE competitors are more prevalent, such as vehicle navigation based on brought-in solutions rather than built-in, may have an adverse effect on HERE. As such, HERE is exposed to developments in the automotive market and general economic conditions globally and regionally. Adverse developments in the markets in which HERE has a strong position have a more profound adverse effect on HERE.

HERE business sales, especially with respect sales to the automotive industry are derived from a limited number of customers and large multi-year agreements.

HERE relies on agreements with a limited number of customers, especially in the automotive market. As such, a large proportion of net sales that HERE generates are historically derived from a limited number of customers. Possible consolidation among existing customers would result in an even greater portion of HERE’s net sales being attributable to a smaller number of large customers. Any unfavorable developments in relation to or any change in the applicable agreement terms with a major customer may have a material adverse effect on Nokia’s business, results of operations and financial condition. The agreements are generally significant multi-year agreements, where suspension, termination or non-performance of the agreement by Nokia may have a material adverse effect on HERE. Additionally, if HERE is not able to renew such agreements, this could have a significant adverse effect on HERE net sales.

Nokia Technologies’ patent licensing income may be adversely affected by general economic conditions or adverse market developments as well as regulatory or other developments.

Nokia Technologies’ sales and profitability are currently derived largely from patent licensing. Patent licensing income may be adversely affected by general economic conditions or adverse market developments as well as regulatory and other developments with respect to protection awarded to technology innovations or compensation trends with respect to licensing. For example, Nokia’s patent licensing business may be adversely affected if licensees’ ability to pay is reduced or they become insolvent or bankrupt. Additionally, poor performance of potential or current licensees may limit their motivation to seek new or renew existing licensing arrangements with Nokia. In certain cases, the patent licensing income is dependent on the sales of the licensee, where the reduced sales of the licensee have a direct effect on the patent licensing income received by Nokia Technologies. With respect to fixed fee contracts, potential licensee bankruptcies would have adverse effects on the patent licensing income of Nokia Technologies. In addition, Nokia is entering into new business areas based on its technology assets and may explore new business ventures. Such business or plans may be adversely affected by adverse industry and market developments in the numerous diverse markets in which Nokia Technologies operates, as well as by general economic conditions globally and regionally.

Nokia Technologies’ patent licensing income and other intellectual property related revenue are subject to risks and uncertainties and will be adversely affected if Nokia is not able to maintain the existing sources of intellectual property related revenue or establish new sources.

Nokia’s products and services include numerous standardized or proprietary patented technologies. Nokia invests significantly in R&D in its businesses to develop new relevant technologies, products and services. Nokia’s R&D activities have led to Nokia Technologies having one of the industry’s strongest intellectual property portfolios, which Nokia’s products and services depend on and Nokia also generate revenue by licensing these portfolios or through divesting patents. Nokia seeks to renew existing license agreements and negotiate new license agreements especially with mobile device manufacturers, while also seeking to expand the scope of its licensing activities to other industries, in particular those that implement mobile communication technologies. In addition to licensing Nokia’s standard-essential patents, Nokia seeks to increase the licensing of implementation patents. The continued strength of Nokia’s portfolio depends on its ability to create new relevant technologies, products and services through its R&D activities. If Nokia fails in creating technologies, products and services that are protected by IPR or if the technologies, products and services do not become relevant and therefore attractive to licensees, the strength of Nokia’s intellectual property portfolios would be reduced, which could adversely affect Nokia’s ability to use its intellectual property portfolios for revenue generation.

Despite the steps that Nokia has taken to protect its technology investments with IPR, Nokia cannot be certain that any rights or pending applications will be granted or that the rights granted in connection with any future patents or other IPR will be sufficiently broad to protect its innovations. Third parties may infringe Nokia’s intellectual property relating to its proprietary technologies or disregard their obligation to seek a license under Nokia’s standard-essential patents or seek to pay less than reasonable license fees for such.

Refer to risk factor “—Nokia Technologies’ patent licensing income is dependent on a limited number of key licensees, including Samsung, that contribute proportionally significant patent licensing income” for more information about risk relating to licensing income and other intellectual property.

Nokia retained its entire patent portfolio upon the Sale of the Devices & Services Business. In the past, parts of Nokia’s intellectual property creation were driven by the innovation stemming from the Devices & Services Business. As Nokia no longer owns this business, this may lead to a reduced level of intellectual property creation or a reduction in the relevance of Nokia’s intellectual property to the technology sector. Nokia may also have a diminished ability to influence industry trends and technology selections, reducing the relevance of its intellectual property portfolio.

Additionally, Nokia’s intellectual property related revenue could be adversely affected if Nokia is unable to successfully maintain or broaden the scope of licensees or contribute to future innovations and creation of intellectual property. Due to various reasons including those that are set out above, Nokia’s intellectual property related revenue can vary considerably from time to time and there is no assurance that past levels are indicative of future levels of intellectual property related revenue.

Nokia Technologies’ patent licensing income is dependent on a limited number of key licensees, including Samsung, that contribute proportionally significant patent licensing income.

Nokia enforces its patents against unlawful infringement and generates revenue through realizing the value of Nokia’s intellectual property by entering into license agreements and through patent divestment transactions. Patent license agreements can cover both licensees’ past and future sales. The portion of the income that relates to licensees’ past sales is not expected to have a recurring benefit and ongoing patent income from licensing is generally subject to various factors that Nokia has little or no control over, for instance sales by the licensees. There are no assurances that Nokia’s actions to generate intellectual property-related revenue will lead to favorable outcomes, such as patent license agreements on favorable terms to it or that Nokia would be able to use its patent portfolio for revenue generation to a similar extent going forward. While Nokia has various licensees, a significant portion of licensing revenues is generated from a limited number of licensees and, as such, issues, agreement renewal, licensee business performance or bankruptcies affecting these select licensees could have a significant impact on Nokia’s revenue. Nokia has mainly focused on licensing its standard-essential patents, but may seek to license other IPR, including implementation patents and other forms of intellectual property. However, there can be no assurances that Nokia will be successful in its effort to broaden the scope of its intellectual property licensing programs.

Samsung is a significant licensee of Nokia. In November 2013, Nokia announced that Samsung has extended a patent license agreement between Nokia and Samsung for five years. The agreement would otherwise have expired at the end of 2013. According to the agreement, Samsung will pay additional compensation to Nokia for the period commencing on January 1, 2014, and the amount of such compensation shall be finally settled in binding arbitration, which is expected to be concluded during 2015. Due to the nature of arbitration proceedings, there can be no assurances as to the final outcome or timing of a final resolution.

Licensing Nokia Technologies’ patents or other IPR portfolio and otherwise monetizing Nokia’s intellectual property assets rely on adequate regulatory and judicial protection for patented or other proprietary technologies.

Any patents or other IPR that may be challenged, invalidated or circumvented, and any right granted under Nokia’s patents may not provide competitive advantages for Nokia. Nokia’s ability to protect its intellectual property is dependent on regulatory developments in various jurisdictions and the implementation of the regulations by administrative bodies. Nokia’s ability to protect and license its patented innovations varies by region. In the technology sector generally, certain licensees are actively avoiding license payments, and certain licensors are using aggressive methods to collect license payments, both behaviors attracting regulatory attention. Authorities in various countries have started paying increasing attention to the patent licensing and may aim to influence terms on which patent licensing arrangements are executed. Such terms may be limited to a certain country or region, however certain authorities may aim to widen the scope and even impose global terms. Such terms may have an adverse effect on Nokia and limit Nokia’s ability to monetize its patent portfolio. As such, regulatory developments, actions by authorities, or applications of regulations may adversely affect Nokia’s ability to protect its intellectual property or create intellectual property related revenue.

Intellectual property related disputes and litigation are common in the technology industry and are often used to enforce patents and seek licensing fees. Other companies have commenced and may continue to commence actions seeking to establish the invalidity of Nokia’s intellectual property, for example, patent rights. In the event that one or more of Nokia’s patents are challenged, a court may invalidate the patent or determine that the patent is not enforceable, which could have an adverse effect on Nokia’s competitive position. The outcome of court proceedings is difficult to predict and, as such, Nokia’s ability to use intellectual property for revenue generation is at times dependent on favorable court rulings. In addition, if any of Nokia’s key patents are invalidated, or if the scope of the claims in any of these patents is limited by a court decision, Nokia could be prevented from using such patents as a basis for product differentiation or from licensing the invalidated or limited portion of its IPR. Even if such a patent challenge is not successful, the related proceedings could be expensive and time-consuming, divert the attention of Nokia’s management and technical expert employees from Nokia’s business and have an adverse effect on its reputation. Any diminution of the protection that Nokia’s own IPR enjoy could cause it to lose some of the benefits of its investments in R&D.

Due to various reasons, including the aforementioned, Nokia Technologies’ patent licensing income can be negatively affected by regulatory changes or developments in the trends regarding the protection of IPR, for instance through court rulings. Additionally, if potential licensees to Nokia Technologies operate in markets where the ability of protecting and licensing patented innovations is difficult, Nokia Technologies may not be able to obtain patent licensing income from such companies.

The Nokia Technologies business aims to generate net sales and profitability through business areas such as technology licensing, licensing the Nokia brand and other business ventures including technology innovation and incubation, which may not materialize as planned or at all.

In addition to participating in its current business fields, Nokia Technologies pursues new business opportunities building on Nokia innovations and the Nokia brand. Nokia Technologies develops and licenses various innovations. In addition to patent licensing, Nokia Technologies is focused on generating net sales and profits through technology licensing, licensing proprietary technologies to enable Nokia’s customers to build better products, brand licensing to help Nokia’s customers leverage the value of the Nokia brand in consumer devices and other business ventures including technology innovation and incubation, focused on developing new ideas and prototypes.

The industries in which Nokia aims to operate are generally fast-paced and innovative industries. The industries are at different levels of maturity, and there can be no assurances that the investments Nokia makes will result in the intended benefits. Nokia’s business may require significant investments to innovate and grow successfully. Such investments may include R&D, licensing arrangements, acquiring businesses and technologies, recruiting specialized expertise and partnering with third parties. Such investments may not, however, result in technologies, products or services that achieve or retain broad or timely market acceptance or are preferred by Nokia’s customers and consumers. As such, the investments may not be profitable or achieve the targeted rates of return. There can be no assurances that Nokia will be able to identify and understand the key market trends and user segments enabling it to address customers’ and consumers’ expanding needs in order to bring new innovative and competitive products and services to market in a timely manner. If Nokia is unable to anticipate and respond in a timely manner to these key market trends, or to actively drive future trends through its product development processes, it may not achieve the intended strategic goals of Nokia Technologies.

There can be no assurances as to whether Nokia Technologies will be successful in its efforts at innovation and incubation or in generating net sales and profits through its business plans, for instance in brand licensing and technology licensing.

Risk Factors Relating to the Business and Legal Situation of Alcatel Lucent

Alcatel Lucent’s current restructuring program (the “Shift Plan”) may not yield intended results, and Alcatel Lucent may not be able to transform itself successfully into a cash generative business.

The goal of the Shift Plan is to transform Alcatel Lucent into an IP and cloud networking and ultra-broadband specialist refocused on innovation, transformation and unlocking growth to become a cash generative business from 2015. The Shift Plan contemplates, among other things, fixed cost savings of EUR 950 million in 2015 compared to Alcatel Lucent’s 2012 cost base (at constant exchange rates) and EUR 1 billion of cash generated from 2013 through 2015 as a result of asset dispositions, as well as debt reprofiling by EUR 2 billion and a reduction in overall level of debt by EUR 2 billion. While Alcatel Lucent believes that successful implementation of the Shift Plan is critical to its business and its ability to transform into a cash generative business, Alcatel Lucent’s ability to achieve the goals set out in the Shift Plan (described in the section “Operating and financial review and prospects—Strategy and Outlook” on pages A-76 to A-78 of Annex A) depends on a number of factors, many of which are beyond its control. These goals are also based on assumptions with respect to the future business environment and/or decisions that are subject to change.

Factors that may prevent a successful implementation of the Shift Plan and achievement of the goals underlying the Shift Plan include the following:

•	Alcatel Lucent’s expectations with respect to market growth, customer demand and other trends in the industry in which Alcatel Lucent operates, as well as its ability to benefit from these trends, may prove to be inaccurate, and changes in the global economy may impact Alcatel Lucent’s ability to implement the Shift Plan;

•	in a highly competitive market, Alcatel Lucent’s ability to successfully develop new and improve existing products, market its products to new or existing customers, enter new markets and otherwise grow its businesses as contemplated may fall short of targets, and Alcatel Lucent may not be able to successfully or completely transform itself into an IP and cloud networking and ultra-broadband specialist within the timeframe contemplated by the Shift Plan;

•	organizational changes related to the implementation of the Shift Plan require the alignment and adjustment of resources, systems and tools, which if not completed in a structured manner could impact Alcatel Lucent’s ability to achieve goals contemplated by the Shift Plan;

•	Alcatel Lucent’s projected cost savings and ability to achieve the efficiencies contemplated by the Shift Plan may fall short of its targets or otherwise not occur;

•	the costs to effect the initiatives contemplated by the Shift Plan may exceed Alcatel Lucent’s estimates, and Alcatel Lucent may not be able to realize the cash inflows Alcatel Lucent target under the Shift Plan, including if disposals expected in connection with the Shift Plan do not yield the level of net proceeds expected;

•	Alcatel Lucent’s costs savings initiatives, including in research and development, may negatively affect its ability to develop new or improve existing products and compete effectively in certain markets, and there is no guarantee that Alcatel Lucent will continue to be able to successfully innovate or remain technologically competitive within the key markets contemplated by the Shift Plan;

•	Alcatel Lucent may not be able to successfully monetize its patent portfolio, as a result of changing technologies or otherwise;

•	Alcatel Lucent may not realize the benefits of the Shift Plan through the end of 2015, and Alcatel Lucent may not realize such benefits until after 2015 or at all;

•	many of the initiatives Alcatel Lucent is contemplating require Alcatel Lucent to inform and consult with employees and labor representatives, and such processes may influence the timing, costs, extent of expected savings and even the feasibility of certain of the initiatives contemplated by the Shift Plan; and

•	some skilled employees may leave Alcatel Lucent Group in connection with the initiatives contemplated by the Shift Plan, and loss of their expertise may limit Alcatel Lucent’s ability to achieve the goals contemplated by the Shift Plan.

While Alcatel Lucent intends to implement the Shift Plan, there can be no assurance that Alcatel Lucent will be able to do so successfully or that Alcatel Lucent will realize the projected benefits and other cost saving initiatives. In addition, there can be no assurance that the Shift Plan will not change in the future if the management team determines to make such changes. Any changes in the Shift Plan may decrease Alcatel Lucent’s ability to realize the projected benefits or cost savings of the Shift Plan on the time line contemplated by it.

If Alcatel Lucent is unable to realize the projected benefits or cost savings contemplated by the Shift Plan, it may negatively impact its reputation or have a material adverse effect on its business, financial condition, results of operations and cash flows. Moreover, the continued efforts to implement the Shift Plan and the cost saving initiatives may divert management attention from the rest of the business and adversely affect its business.

The telecommunications industry fluctuates and is affected by many factors, including the economic environment, decisions by service providers and other customers that buy Alcatel Lucent’s products and services regarding their deployment of technology and their timing of purchases and roll-out, as well as demand and spending for communications services by businesses and consumers.

Spending trends in the global telecommunications industry were mixed in 2014 where the continued growth in smartphone penetration, mobile data and all-IP network transformation led to increased spending in IP and ultra-broadband access technologies, including certain regional growth in 4G LTE wireless technologies, mainly the United States and China, while other regions and countries such as Europe started to show signs of improvement as the year came to an end. Actual market conditions could be very different from what Alcatel Lucent expects and is planning for due to the uncertainty that exists about the recovery in the global economy. Moreover, market conditions could vary geographically and across different technologies, and are subject to substantial fluctuations. Conditions in the specific industry segments in which Alcatel Lucent participates may be weaker than in other segments. In that case, the results of Alcatel Lucent’s operations may be adversely affected.

If capital investment by service providers and other customers that buy Alcatel Lucent’s products and services is weaker than Alcatel Lucent anticipates, Alcatel Lucent’s revenues and profitability may be adversely affected. The level of demand by service providers and other customers that buy Alcatel Lucent’s products and services can change quickly and can vary over short periods of time, including from month to month. As a result of the uncertainty and variations in the telecommunications industry, accurately forecasting revenues, results and cash flow remains difficult.

In addition, Alcatel Lucent’s sales volume as well as product and geographic mix will affect Alcatel Lucent’s gross margin. Therefore, if reduced demand for Alcatel Lucent’s products results in lower than expected sales volume, or if Alcatel Lucent has an unfavorable product or geographic mix, Alcatel Lucent may not achieve the expected gross margin, resulting in lower than expected profitability. These factors may fluctuate from quarter to quarter.

Alcatel Lucent’s business requires a significant amount of cash, and Alcatel Lucent may require additional sources of funds if its sources of liquidity are unavailable or insufficient to fund its operations.

Alcatel Lucent’s working capital requirements and cash flows historically have been, and they are expected to continue to be, subject to quarterly and yearly fluctuations, depending on a number of factors. If Alcatel Lucent is unable to manage fluctuations in cash flow, its business, operating results and financial condition may be materially adversely affected. Factors which could lead Alcatel Lucent’s to suffer cash flow fluctuations include:

•	the level of sales and profitability;

•	the effectiveness of inventory management;

•	the collection of receivables and the payment terms variations;

•	the timing and size of capital expenditures;

•	costs associated with potential restructuring actions; and

•	customer credit risk.

Over time, Alcatel Lucent may derive its capital resources from a variety of sources, including the generation of positive cash flow from ongoing operations, proceeds from asset sales, the issuance of debt and equity in various forms and credit facilities, including its EUR 504 million revolving credit facility which was undrawn as of

December 31, 2014. Alcatel Lucent’s ability to continue to draw upon these resources is dependent upon a variety of factors, including its customers’ ability to make payments on outstanding accounts receivable, who may ask for extended payment terms during the year; the perception of Alcatel Lucent’s credit quality by lenders and investors; the debt and equity market conditions generally, and Alcatel Lucent’s compliance with the terms of its debt indentures. Given current conditions, access to the debt and equity markets may not be relied upon at any given time. Based on Alcatel Lucent’s current view of its business and capital resources and the overall market environment, Alcatel Lucent believes it has sufficient resources to fund its operations for the next twelve months. If, however, the business environment were to materially worsen, or the credit markets were to limit Alcatel Lucent’s access to bid and performance bonds, or Alcatel Lucent’s customers were to dramatically pull back on their spending plans, Alcatel Lucent’s liquidity situation could deteriorate. If Alcatel Lucent cannot generate sufficient cash flow from operations to meet cash requirements in excess of its current expectations, Alcatel Lucent might be required to obtain supplemental funds through additional operating improvements or through further recourse to external sources, such as capital market proceeds, asset sales or financing from third parties, beyond those funds already obtained or contemplated to be obtained through the implementation of the Shift Plan. Alcatel Lucent cannot provide any assurance that such funding will be available on terms satisfactory to Alcatel Lucent. If Alcatel Lucent were to incur higher levels of debt, this would require a larger portion of its operating cash flow to be used to pay principal and interest on its indebtedness. The increased use of cash to pay indebtedness could leave Alcatel Lucent with insufficient funds to finance its operating activities, such as Research and Development expenses and capital expenditures, which could have a material adverse effect on its business.

Alcatel Lucent’s ability to have access to the capital markets and Alcatel Lucent’s financing costs is, in part, dependent on Standard & Poor’s, Moody’s or similar agencies’ ratings with respect to its debt and corporate credit and their outlook with respect to its business. Alcatel Lucent’s current short-term and long-term credit ratings, as well as any possible future lowering of its ratings, may result in higher financing costs and reduced access to the capital markets. Alcatel Lucent cannot provide any assurance that it credit ratings will continue to be sufficient to give Alcatel Lucent access to the capital markets on acceptable terms, or that such credit ratings will not be reduced by Standard & Poor’s, Moody’s or similar rating agencies.

Credit and commercial risks and exposures could increase if the financial condition of Alcatel Lucent’s customers declines.

A substantial portion of Alcatel Lucent’s sales are to customers in the telecommunications industry. Some of these customers require their suppliers to provide extended payment terms, direct loans or other forms of financial support as a condition to obtaining commercial contracts. Alcatel Lucent has provided and in the future it expects that it will provide or commit to provide financing where appropriate for its business. Alcatel Lucent’s ability to arrange or provide financing for its customers will depend on a number of factors, including its credit rating, its level of available credit, and its ability to sell off commitments on acceptable terms. More generally, Alcatel Lucent expects to routinely enter into long-term contracts involving significant amounts to be paid by its customers over time. Pursuant to these contracts, Alcatel Lucent may deliver products and services representing an important portion of the contract price before receiving any significant payment from the customer. As a result of the financing that may be provided to customers and Alcatel Lucent’s commercial risk exposure under long-term contracts, Alcatel Lucent’s business could be adversely affected if the financial condition of its customers erodes. In the past, certain of its customers have sought protection under the bankruptcy or reorganization laws of the applicable jurisdiction, or have experienced financial difficulties. Alcatel Lucent cannot predict how that situation may evolve in 2015, when Alcatel Lucent expects uncertain economic conditions to continue. Upon the financial failure of a customer, Alcatel Lucent may experience losses on credit extended and loans made to such customer, losses relating to its commercial risk exposure, and the loss of the customer’s ongoing business. If customers fail to meet their obligations to Alcatel Lucent, Alcatel Lucent may experience reduced cash flows and losses in excess of reserves, which could materially adversely impact Alcatel Lucent’s results of operations and financial position.

Alcatel Lucent’s financial condition and results of operations may be harmed if Alcatel Lucent does not successfully reduce market risks, including through the use of derivative financial instruments.

Since Alcatel Lucent conducts operations throughout the world, a substantial portion of its assets, liabilities, revenues and expenses are denominated in various currencies other than the euro and the U.S. dollar. Because Alcatel Lucent’s financial statements are denominated in euros, fluctuations in currency exchange rates, especially the U.S. dollar, or currencies linked to the U.S. dollar, against the euro, could have a material impact on Alcatel Lucent’s reported results on a quarterly or annual basis. Alcatel Lucent also experiences other market risks, including changes in interest rates and in prices of marketable securities that Alcatel Lucent owns. Alcatel Lucent may use derivative financial instruments to reduce certain of these risks. If Alcatel Lucent’s strategies to reduce market risks are not successful, its financial condition and operating results may be harmed.

An impairment of other intangible assets or goodwill would adversely affect Alcatel Lucent’s financial condition or results of operations.

Alcatel Lucent has a significant amount of goodwill and intangible assets, including acquired intangibles, development costs for software to be sold, leased or otherwise marketed and internal use software development costs, notably in connection with the combination between Alcatel and Lucent. Goodwill and intangible assets with indefinite useful lives are not amortized but are tested for impairment annually, or more often, if an event or circumstance indicates that an impairment loss may have been incurred. Other intangible assets are amortized on a straight-line basis over their estimated useful lives and reviewed for impairment whenever events such as product discontinuances, plant closures, product dispositions or other changes in circumstances indicate that the carrying amount may not be wholly recoverable.

Historically, Alcatel Lucent has recognized significant impairment charges due to various reasons, including some of those noted above as well as restructuring actions such as the Shift Plan or adverse market conditions that are either specific to Alcatel Lucent or the broader telecommunications industry or more general in nature.

More details on past impairment charges can be found in Note 2c to Alcatel Lucent’s consolidated financial statements for the financial year ended December 31, 2014 on page A-214 of Annex A.

If any material unfavorable change in any of the key assumptions used to determine the recoverable value of Alcatel Lucent’s Product Divisions, notably those derived from the Shift Plan, as described in the section “Presentation of Financial Information—Critical Accounting Policies” on page A-53 of Annex A, were to occur, additional impairment charges may be incurred in the future that could be significant and that could have an adverse effect on Alcatel Lucent’s results of operations or financial condition.

Alcatel Lucent operates in a highly competitive industry with many participants. Alcatel Lucent’s failure to compete effectively would harm its business.

Alcatel Lucent operates in a highly competitive environment in each of its businesses, competing on the basis of product offerings, technical capabilities, quality, service and pricing. Competition for new service provider and enterprise customers as well as for new infrastructure deployments is particularly intense and increasingly focused on price. Alcatel Lucent offers customers and prospective customers many benefits in addition to competitive pricing, including strong support and integrated services for quality, technologically-advanced products; however, in some situations, Alcatel Lucent may not be able to compete effectively if purchasing decisions are based solely on the lowest price.

Alcatel Lucent has a number of competitors, many of which currently compete with Alcatel Lucent and some of which are very large, with substantial technological and financial resources and established relationships with global service providers. Some of these competitors have very low cost structures, which allow them to be very competitive in terms of pricing. In addition, new competitors may enter the industry as a result of acquisitions or shifts in technology. These new competitors, as well as existing competitors, may include entrants from the telecommunications, computer software, computer services and data networking industries. Alcatel Lucent cannot give the assurance that it will be able to compete successfully with these companies. Competitors may be able to offer lower prices, additional products or services or a more attractive mix of products or services, or services or other incentives that Alcatel Lucent cannot or will not match or offer. These competitors may be in a stronger position to respond quickly to new or emerging technologies and may be able to undertake more extensive marketing campaigns, adopt more aggressive pricing policies and make more attractive offers to customers, prospective customers, employees and strategic partners.

Technology drives Alcatel Lucent’s products and services. If Alcatel Lucent fails to keep pace with technological advances in the industry, or if Alcatel Lucent pursues technologies that do not become commercially accepted, customers may not buy Alcatel Lucent’s products or use its services.

The telecommunications industry uses numerous and varied technologies and large service providers often invest in several and, sometimes, incompatible technologies. The industry also demands frequent and, at times, significant technology upgrades. Furthermore, enhancing Alcatel Lucent’s services revenues requires that Alcatel Lucent develops and maintains leading tools. Alcatel Lucent will not have the resources to invest in all of these existing and potential technologies. As a result, Alcatel Lucent concentrates its resources on those technologies that Alcatel Lucent believes have or will achieve substantial customer acceptance and in which Alcatel Lucent will have appropriate technical expertise. However, existing products often have short product life cycles characterized by declining prices over their lives. In addition, Alcatel Lucent’s choices for developing technologies may prove incorrect if customers do not adopt the products that Alcatel Lucent develop or if those technologies ultimately prove to be unviable. Alcatel Lucent’s revenues and operating results will depend, to a significant extent, on its ability to maintain a product portfolio and service capability that is attractive to its customers; to enhance its existing products; to continue to introduce new products successfully and on a timely basis and to develop new or enhance existing tools for its services offerings.

The development of new technologies remains a significant risk to Alcatel Lucent, due to the efforts that Alcatel Lucent still needs to make to achieve technological feasibility, due – as mentioned above – to rapidly changing customer markets; and due to significant competitive threats.

Alcatel Lucent’s failure to bring these products to market in a timely manner could result in a loss of market share or a lost opportunity to capitalize on new markets for emerging technologies, and could have a material adverse impact on Alcatel Lucent’s business and operating results.

Alcatel Lucent depends on a limited number of internal and external manufacturing organizations, distribution centers and suppliers. Their failure to deliver or to perform according to Alcatel Lucent’s requirements may adversely affect Alcatel Lucent’s ability to deliver its products, services and solutions on time and in sufficient volume, while meeting Alcatel Lucent’s quality, safety or security standards.

Alcatel Lucent’s manufacturing strategy is built upon two primary sources of production: predominantly, external manufacturing suppliers, and also internal manufacturing locations. When Alcatel Lucent resorts to external manufacturing, the primary owner of inventory, standard manufacturing equipment and common test equipment is the external manufacturer, but in the vast majority of cases Alcatel Lucent owns the custom-made test equipment, which would allow Alcatel Lucent to change manufacturing locations more easily if this became necessary. The manufacturing equipment and common and custom-made test equipment in Alcatel Lucent’s internal manufacturing locations are owned by Alcatel Lucent.

Alcatel Lucent’s business continuity plans also involve the implementation of a regional sourcing strategy where economically feasible, to ensure there is a supply chain to support and optimize Alcatel Lucent’s supply and delivery within the given region. For both Alcatel Lucent’s internal and external manufacturing locations such plans include the capability to move to alternate locations for production in case of a disruption at a given facility. In addition, Alcatel Lucent performs audits in all facilities, internal and external, to identify the actions required to reduce its overall business disruption risk.

However, despite the above measures, in the event of a disruptive event Alcatel Lucent may not be able to mitigate entirely the disruption risks for all of its products and, depending on the nature of such event, Alcatel Lucent may be required to prioritize its manufacturing and as a result, the supply of some of its products may be more affected than that of others.

Sourcing strategies are developed and updated annually to identify primary technologies and supply sources used in the selection of purchased components, finished goods, services and solutions. Alcatel Lucent multisources a large number of component and material families that are standard for the industry to the largest extent possible. For a number of components and finished goods families, Alcatel Lucent uses multiple, predefined sources which allow Alcatel Lucent to have access to additional inventories in case of a disruptive event or to satisfy increased end customer demand. On the other hand, supply chain risks may arise with respect to components that are single-sourced or that have a long leadtime for a variety of reasons, such as non-forecasted upside demand, unusual allocation of components to competitors leading to shortages, discontinuance by the supplier, quality problems, etc., that may have an adverse impact on Alcatel Lucent’s ability to deliver its products. In addition, for certain specific parts, an alternative source may not be technologically feasible. In addition to the multisource strategy, Alcatel Lucent further seeks to mitigate sourcing disruptions by concentrating the supplier base for new products and for volume production among a group mostly made of “preferred” suppliers who satisfy Alcatel Lucent’s requirements. These preferred suppliers are under quality and performance monitoring, and are subject to periodic business review and executive management meetings.

Despite the steps Alcatel Lucent has taken with respect to its manufacturing and sourcing strategies, its business continuity plans and its logistics network, Alcatel Lucent can provide no assurance that such steps will be sufficient to avoid any disruption in the various stages of its supply chain. A disruption in any of those stages may materially adversely affect Alcatel Lucent’s ability to deliver its products, services and solutions on time and in sufficient volume, while meeting Alcatel Lucent’s quality, safety or security standards.

Alcatel Lucent is in the process of outsourcing a significant portion of its finance and human resources processes and services, increasing Alcatel Lucent’s dependence on the reliability of external providers. Interruptions in the availability of these processes and services could have a material adverse impact on the responsiveness and quality of these processes and services that are crucial to Alcatel Lucent’s business operations, and on Alcatel Lucent’s future ability to adapt to changing business needs.

Due to the customized nature of the services outsourced in the area of finance and human resources, a failure to structure an efficient relationship with the outsourcing company Alcatel Lucent has selected may lead to on-going operational problems or even to severe business disruptions. In addition, as management’s focus shifts from a direct to an indirect operational control in these areas, there is a risk that without active management and monitoring of the relationship, the services provided may be below appropriate quality standards. There is the added risk that the outsourcing company may not meet the agreed service levels, in which case, depending on the impacted service, the contractual remedies may not fully cure all of the damages Alcatel Lucent may suffer. This is particularly true for any deficiencies that would impact the reporting requirements applicable to Alcatel Lucent as a company listed on Euronext NYSE in Paris and the NYSE in New York.

In order to implement this outsourcing, changes in Alcatel Lucent’s business practices and processes will be required to capture economies of scale and operational efficiencies, and to reflect a different way of doing business. Consequently, business processes that were customized for individual business units or for the Alcatel Lucent Group will be converted to a more standardized format. During the transition to outsourcing, Alcatel Lucent’s employees will need to train the outsourcing company’s staff or get trained on the outsourcing company’s systems, potentially resulting in the distraction of Alcatel Lucent’s human resources. Adjustments to staff size and transfer of employees to the outsourcing companies could impact morale and raise complex labor law issues, which Alcatel Lucent would seek to address, but the adverse effects of which might impact the business case for this outsourcing. If inadequately handled, the transition may result in the loss of certain personnel who are highly skilled and familiar with Alcatel Lucent’s practices and requirements.

There is also a risk that, in spite of Alcatel Lucent’s independent validation of the control procedures, Alcatel Lucent may not be able to determine whether controls have been effectively implemented, and whether the outsourcing company’s performance monitoring reports are accurate. Concerns equally could arise from giving third parties access to confidential data, strategic technology applications, and the books and records of the Alcatel Lucent Group.

In the longer term, this type of organization potentially creates a dependency on the outsourcing company. This dependency may increase over time, since Alcatel Lucent’s ability to learn from day-to-day responsibilities and hands-on experience, and from responding to changing business needs, may be diminished.

Although Alcatel Lucent has selected a reputable company to provide the outsourced finance and HR services, and is working closely with it to identify risks and implement measures to minimize them, Alcatel Lucent cannot give assurances that the availability of the processes and services upon which Alcatel Lucent rely will not be interrupted, which could result in a material adverse impact on Alcatel Lucent’s business operations, in particular during the transition phase. Recurring performance problems may result in missed reporting deadlines, financial losses, missed business opportunities and reputational concerns. Alcatel Lucent has made significant progress in the transition of these services, and to-date have not experienced any issue with respect to the continuation of service.

Information system risks, data protection breaches, cyberattacks and industrial espionage may result in unauthorized access to or modification, misappropriation or loss of, the intellectual property and confidential information that Alcatel Lucent owns or that has been entrusted to Alcatel Lucent by third parties as well as interruptions to the availability of Alcatel Lucent’s systems or the systems that Alcatel Lucent manages for third parties.

Valuable intellectual property essential to Alcatel Lucent’s business operations and competitiveness, as well as other confidential and proprietary information (Alcatel Lucent’s own and that of customers, suppliers and other third parties including Alcatel Lucent’s customers’ end user customers) are stored in or accessible through Alcatel Lucent’s information systems, a large part of which is managed by a third party to whom Alcatel Lucent has outsourced a significant portion of its IT operations, as well as through the network and information systems that Alcatel Lucent manages for or sell to third parties or for whose security and reliability Alcatel Lucent may otherwise be accountable. Unauthorized access to or modification, misappropriation or loss of, such information could have a material adverse impact on Alcatel Lucent’s business and results of operations. As Alcatel Lucent expands its use of cloud-based providers and services, the amount of information outside of Alcatel Lucent’s direct control increases, resulting in increasing risk. Also, increased business activities such as divestitures, outsourcing and downsizing raises the likelihood that critical information could be compromised by external or internal factors.

Unauthorized third parties have targeted Alcatel Lucent’s information systems, using sophisticated attempts, referred to as advanced persistent threats, “phishing” and other attacks. Such attempts to access Alcatel Lucent’s information systems have been successful on one occasion in 2013 and, as the overall number of attacks grows around the world and more specifically in Alcatel Lucent’s industry, on two occasions in 2014. Alcatel Lucent investigated the impact of these attacks. With respect to the attacks in 2013 and 2014, although Alcatel Lucent has no reason to believe that sensitive information was actually compromised, Alcatel Lucent is not in a position to be conclusive, as the investigations showed that some data were extracted. Alcatel Lucent continues to take corrective actions that Alcatel Lucent believes will substantially mitigate the risk that such attacks will materially impact its business or operations, or that of its customers. However, Alcatel Lucent cannot rule out that there may have been other cyber-attacks that have been successful and/or not detected. Alcatel Lucent’s business is also vulnerable to theft, fraud, trickery or other forms of deception, sabotage and intentional acts of vandalism by third parties as well as employees.

Alcatel Lucent has procedures in place for responding to known or suspected data breaches. In addition, Alcatel Lucent conducts periodic assessments of its system vulnerabilities and the effectiveness of its security protections and has undertaken and will continue to undertake information security improvement programs itself and in coordination with its suppliers and business partners. Alcatel Lucent is also increasing the resources allocated in this area. However, there is no guarantee that Alcatel Lucent’s existing procedures or the improvement programs will be sufficient to prevent future security breaches or cyber attacks. In addition, as Alcatel Lucent has outsourced a significant portion of its information technology operations and other operations, Alcatel Lucent is also subject to vulnerabilities attributable to such third parties. Information technology is rapidly evolving, the techniques used to obtain unauthorized access or sabotage systems change frequently and the parties behind cyber attacks and other industrial espionage are believed to be sophisticated and well funded, and it is not commercially or technically feasible to mitigate all known vulnerabilities in a timely manner or to eliminate all risk of cyber attacks and data breaches. Unauthorized access to or modification, misappropriation or loss of, its intellectual property and confidential information could result in litigation and potential liability to customers, suppliers and other third parties, harm Alcatel Lucent’s competitive position, reduce the value of Alcatel Lucent’s investment in research and development and other strategic initiatives or damage Alcatel Lucent’s brand and reputation, which could materially adversely affect Alcatel Lucent’s business, results of operations or financial condition. In addition, the cost and operational consequences of implementing further information system protection measures could be significant. Alcatel Lucent may not be successful in implementing such measures, which could cause business disruptions and be more expensive, time consuming and resource-intensive. Such disruptions could adversely impact Alcatel Lucent’s business.

Because Alcatel Lucent’s business operations, including those Alcatel Lucent has outsourced, rely on its complex IT systems and networks (and related services), Alcatel Lucent’s reliance on the precautions taken by external companies to insure the reliability of its and their IT systems, networks and related services is increasing.

Despite these precautions, Alcatel Lucent’s business is susceptible to disruption from IT equipment failure, vandalism, cyber attacks, natural disasters, power outages and other events affecting the IT systems, networks and related services Alcatel Lucent manages, as well as third party systems. Although Alcatel Lucent has selected reputable companies to provide outsourced IT systems and services, and has worked closely with them to identify risks and implement countermeasures and controls, Alcatel Lucent cannot be sure that interruptions will not occur in the availability of the IT systems and services upon which Alcatel Lucent relies, with material adverse impacts on its business operations.

Many of Alcatel Lucent’s current and planned products are highly complex and may contain defects or errors that are detected only after deployment in telecommunications networks. If that occurs, Alcatel Lucent’s reputation may be harmed.

Alcatel Lucent’s products are highly complex, and Alcatel Lucent cannot give the assurance that its extensive product development, manufacturing and integration testing is, or will be, adequate to detect all defects, errors, failures and quality issues that could affect customer satisfaction or result in claims against Alcatel Lucent. As a result, Alcatel Lucent might have to replace certain components and/or provide remediation in response to the discovery of defects in products that have been shipped.

The occurrence of any defects, errors, failures or quality issues could result in cancellation of orders, product returns, diversion of Alcatel Lucent’s resources, legal actions by customers or customers’ end users and other losses to Alcatel Lucent or to its customers or end users. These occurrences could also result in the loss of or delay in market acceptance of Alcatel Lucent’s products, in the loss of sales, or in the need to create provisions, which would harm Alcatel Lucent’s business and adversely affect its revenues and profitability. From time to time, Alcatel Lucent has experienced such occurrences.

Rapid changes to existing regulations or technical standards or the implementation of new regulations or technical standards for products and services not previously regulated could be disruptive, time-consuming and costly to Alcatel Lucent.

Alcatel Lucent develops many of its products and services based on existing regulations and technical standards, its interpretation of unfinished technical standards or the lack of such regulations and standards. Changes to existing regulations and technical standards, or the implementation of new regulations and technical standards relating to products and services not previously regulated, could adversely affect Alcatel Lucent’s development efforts by increasing compliance costs and causing delay. Demand for those products and services could also decline.

Alcatel Lucent’s ten largest customers accounted for 54% of its revenues in the first half of 2015 (among which Verizon, AT&T and Sprint represented 17%, 13% and 6% of Alcatel Lucent’s revenues, respectively), and most of its revenues come from telecommunications service providers. The loss of one or more key customers or reduced spending by these service providers, or inability to expand and diversify Alcatel Lucent’s customer base to non- service providers could significantly reduce its revenues, profitability and cash flow.

Alcatel Lucent’s ten largest customers accounted for 54% of its revenues in the first half of 2015 (among which Verizon, AT&T and Sprint represented 17%, 13% and 6% of Alcatel Lucent’s revenues, respectively). As service providers increase in size, it is possible that an even greater portion of Alcatel Lucent’s revenues will be attributable to a smaller number of large service providers going forward. Alcatel Lucent’s existing customers are typically not obliged to purchase a fixed amount of products or services over any period of time from Alcatel Lucent and usually have the right to reduce, delay or even cancel previous orders, which could impact revenues from one reporting period to the next. Alcatel Lucent, therefore, has difficulty projecting future revenues from existing customers with certainty. Although historically its customers have not made sudden supplier changes, its customers could vary their purchases from period to period, even significantly. Combined with Alcatel Lucent’s reliance on a small number of large customers, this could have an adverse effect on its revenues, profitability and cash flow. In addition, Alcatel Lucent’s concentration of business in the telecommunications service provider industry makes Alcatel Lucent extremely vulnerable to a downturn or delays in spending in that industry. Although as part of the Shift Plan, Alcatel Lucent is focusing on expanding and diversifying its customer base to new emerging customer segments such as cable service providers, web-scale, large tech enterprises or vertical businesses, which are also investing in carrier-grade networks Alcatel Lucent may not succeed in achieving such expansion and diversification.

Alcatel Lucent has long-term sales agreements with a number of its customers. Some of these agreements may prove unprofitable as Alcatel Lucent’s costs and product mix shift over the lives of the agreements.

Alcatel Lucent has entered into long-term sales agreements with a number of its large customers, and Alcatel Lucent expects that it will continue to enter into long-term sales agreements in the future. Some of these existing sales agreements require Alcatel Lucent to sell products and services at fixed prices over the lives of the agreements, and some require, or may in the future require Alcatel Lucent to sell products and services that Alcatel Lucent would otherwise discontinue, thereby diverting its resources from developing more profitable or strategically important products. Since the Shift Plan entails a streamlined set of product offerings, it may increase the likelihood that Alcatel Lucent may have to sell products that it would otherwise discontinue. The costs incurred in fulfilling some of these sales agreements may vary substantially from its initial cost estimates. Any cost overruns that cannot be passed on to customers could adversely affect Alcatel Lucent’s results of operations.

Alcatel Lucent has significant international operations and a significant amount of Alcatel Lucent’s revenues is earned in emerging markets and regions.

In addition to the currency risks described elsewhere in this section, Alcatel Lucent’s international operations are subject to a variety of risks arising out of the economy, the political outlook and the language and cultural barriers in countries where Alcatel Lucent has operations or do business. Alcatel Lucent expects to continue expanding business in emerging markets in Asia, Africa, Middle East, Latin America and Eastern Europe. In many of the countries in these emerging markets, Alcatel Lucent may be faced with several risks that are more significant than in other countries. These risks include economies that may be dependent on only a few products and are therefore subject to significant fluctuations, weak legal systems which may affect Alcatel Lucent’s ability to enforce contractual rights, possible exchange controls, international trade restrictions, unstable governments and privatization actions or other government actions affecting the flow of goods and currency. Also, it is possible that political developments in certain countries in the Middle East and North Africa and other countries, may have, at least temporarily, a negative impact on its operations in those countries, with an increased risk of heightened conflicts and terrorism. For this reason, Alcatel Lucent may not be potentially able to enter into, manage or terminate contracts for a particular country or to work in a particular country during a period of time.

Alcatel Lucent Group’s U.S. pension and post-retirement benefit plans are large and have funding requirements that fluctuate based on how their assets are invested, the performance of financial markets worldwide, interest rates, assumptions regarding the life-expectancy of covered employees and retirees, medical price increases, and changes in legal requirements. Even if these plans are currently fully funded, they are costly, and Alcatel Lucent’s efforts to satisfy further funding requirements or control these costs may be ineffective.

Many former and current employees and retirees of the Alcatel Lucent Group in the U.S. participate in one or more of its major defined benefit pension and welfare benefit plans that provide post-retirement pension, healthcare, and group life benefits. Such defined benefit pension and welfare benefit plans have funding requirements based on a variety of criteria, including asset allocation, performance of financial markets, interest rates, assumptions regarding life expectancy, medical prices, and changes in legal requirements. To the extent that any of the aforementioned criteria or other criteria change, funding requirements of Alcatel Lucent’s major defined benefit pension plans may increase. Alcatel Lucent may be unsuccessful in its ability to control costs resulting from the increased funding requirements, and such inability to control costs could materially adversely impact its results of operations or financial position.

Volatility in discount rates and asset values will affect the funded status of Alcatel Lucent’s pension plans.

For purposes of calculating Alcatel Lucent’s funding requirements for its U.S. pension plans, the U.S. Internal Revenue Code provides a number of methods to use for measuring plan assets and for determining the discount rate to be applied. For measuring plan assets, Alcatel Lucent can choose between the fair market value at the valuation date or a smoothed fair value of assets (based on a prior period of time not to exceed two years, with the valuation date as the last date in the prior period). For determining the discount rate, Alcatel Lucent can opt for the spot discount rate at the valuation date (effectively, the average yield curve of the daily rates for the month preceding the valuation date) or a 24-month average of the rates for each time segment (any 24-month period as long as the 24-month period ends no later than five months before the valuation date). To measure the 2013 funding valuation, Alcatel Lucent selected the two-year asset fair value smoothing method for the U.S. management pension plan and U.S. occupational pension plans. The Moving Ahead for Progress in the 21st Century Act (“MAP-21”), enacted on July 6, 2012 and thereafter modified and extended by The Highway and Transportation Funding Act (“HATFA”), enacted on August 8, 2014, affects U.S. tax-qualified pension plan funding requirements for plans that use time segment interest rates for measuring plan liabilities for regulatory funding purposes. For such plans, MAP-21, as modified and extended by HATFA, stabilizes such interest rates by establishing “corridors” around a 25-year average rate. MAP-21, as modified and extended by HATFA, is applicable to the Alcatel Lucent Group’s U.S. management and active occupational pension plans, which use time segment interest rates for purposes of determining regulatory funding requirements, but not to the U.S. inactive occupational pension plan which uses a full yield curve for such purposes. For the U.S. management and active occupational pension plans, MAP-21, as modified and extended by HATFA, increases the interest rates used for regulatory funding purposes. A preliminary assessment of those plans under HATFA suggests no required funding contribution through at least 2017. Although MAP-21, as modified and extended by HATFA, is currently not applicable to the Alcatel Lucent Group’s U.S. inactive occupational pension plan, the Group does not foresee any required funding contribution for that plan, given the level of assets compared to liabilities for regulatory funding purposes.

Pension and post-retirement health plan participants may live longer than has been assumed, which would result in an increase in Alcatel Lucent’s benefit obligation.

For pension funding purposes, Alcatel Lucent uses the mortality table issued by the Internal Revenue Service (IRS) which includes fifteen years of projected improvements in life span for active and former employees not yet receiving pension payments, and seven years for retirees receiving payments. For accounting purposes, Alcatel Lucent used the RP-2000 Combined Health Mortality table with Generational Projection based on the U.S. Society of Actuaries Scale AA until September 30, 2014. Starting December 31, 2014, Alcatel Lucent changed these assumptions to the RP-2014 White Collar table with MP-2014 mortality improvement scale for Management records and the RP-2014 Blue Collar table with MP-2014 mortality improvement scale for occupational records. These tables determine the period of time over which Alcatel Lucent assumes that benefit payments will be made. The longer the period, the larger the benefit obligation and the amount of assets required to cover that obligation.

To estimate Alcatel Lucent’s future U.S. retiree healthcare plan obligations, Alcatel Lucent used the same RP-2000 Combined Health Mortality table with Generational Projection based on the U.S. Society of Actuaries Scale AA that Alcatel Lucent used for pension funding purposes until September 30, 2014. Starting December 31, 2014, Alcatel Lucent similarly changed these assumptions to the RP-2014 White Collar table with MP-2014 mortality improvement scale for Management records and the RP-2014 Blue Collar table with MP-2014 mortality improvement scale for Occupational records. As with pension benefits, longer lives of its participants would likely increase its retiree healthcare benefit obligation. Alcatel Lucent cannot be certain that the longevity of its participants in its retiree healthcare plans or pension plans will not exceed that indicated by the mortality tables Alcatel Lucent currently uses, or that future updates to these tables will not reflect materially longer life expectancies.

The new mortality rates (RP-2014 White Collar and Blue Collar) and new mortality improvement scale (MP-2014) were published by the U.S. Society of Actuaries on October 27, 2014. Because at that time the IRS (which oversees regulatory funding requirements for U.S. tax-qualified plans) had already issued its mortality assumptions for the 2015 plan year, the new assumptions are not expected to become effective for regulatory funding purposes before at least the 2016 plan year.

Alcatel Lucent may not be able to fund the healthcare and group life insurance costs of its formerly represented retirees with excess pension assets in accordance with Section 420 of the U.S. Internal Revenue Code.

Alcatel Lucent is currently funding, and expects to continue to fund, its current healthcare and group life insurance costs for retirees who were represented by the Communications Workers of America and the International Brotherhood of Electrical Workers with transfers of excess pension assets from its U.S. inactive occupational pension plan. Excess assets are defined by Section 420 of the U.S. Internal Revenue Code as being those assets in excess of either 120% or 125% of the plan’s funding obligation (without the application of MAP-21 or HATFA), depending on the type of transfer selected. Based on current actuarial assumptions and based on the present level and structure of benefits, Alcatel Lucent believes that it can continue to fund healthcare and group life insurance for retirees who were represented by the Communications Workers of America and the International Brotherhood of Electrical Workers through Section 420 transfers from its U.S. inactive occupational pension plan. However, a deterioration in the funded status of that plan could negatively impact Alcatel Lucent’s ability to make future Section 420 transfers. Section 420 is currently set to expire on December 31, 2021.

Healthcare cost increases and an increase in the use of services may significantly increase Alcatel Lucent’s retiree healthcare costs.

Alcatel Lucent’s current healthcare plans cap the subsidy Alcatel Lucent provides to those persons who retired after February 1990 and all future retirees, representing almost half of the retiree healthcare obligation, on a per capita basis. Alcatel Lucent may take steps in the future to reduce the overall cost of its current retiree healthcare plans, and the share of the cost borne by us, consistent with legal requirements and any collective bargaining obligations. However, cost increases may exceed its ability to reduce these costs. In addition, the reduction or elimination of U.S. retiree healthcare benefits by Alcatel Lucent has led to lawsuits against Alcatel Lucent. Any initiatives Alcatel Lucent undertakes to control these costs may lead to additional claims against Alcatel Lucent.

The activities of Alcatel Lucent’s Optics division include the installation and maintenance of undersea telecommunications cable networks, and in the course of this activity Alcatel Lucent may cause damage to existing undersea infrastructure, for which Alcatel Lucent may ultimately be held responsible.

Alcatel Lucent’s subsidiary Alcatel-Lucent Submarine Networks is an industry leader in the supply of submarine optical fiber cable networks linking mainland to islands, island to island or several points along a coast, with activities now expanding to the supply of broadband infrastructure to oil and gas platforms and other offshore installations. Although thorough surveys, permit processes and safety procedures are implemented during the planning and deployment phases of all of these activities, there is a risk that previously-laid infrastructure, such as electric cables or oil pipelines, may go undetected despite such precautions, and be damaged during the process of laying the telecommunications cable, potentially causing business interruption to third parties operating in the same area and/or accidental pollution. While Alcatel Lucent has in place contractual limitations and maintain insurance coverage to limit its exposure, Alcatel Lucent can provide no assurance that these protections will be sufficient to cover such exposure fully.

Alcatel Lucent is involved in lawsuits which, if determined against Alcatel Lucent, could require Alcatel Lucent to pay substantial damages.

Alcatel Lucent is defendant in various lawsuits including in connection with commercial, intellectual property, environmental and labor matters. Alcatel Lucent cannot predict the extent to which any of the pending or future actions will be resolved in Alcatel Lucent’s favor, or whether significant monetary judgments will be rendered against Alcatel Lucent. Any material damages resulting from these lawsuits could adversely affect Alcatel Lucent’s profitability and cash flow.

Alcatel Lucent has been, and continues to be, involved in investigations concerning alleged violations of anticorruption laws, and has been, and could again be, subject to material fines, penalties and other sanctions as a result of such investigations.

Anti-corruption laws in effect in many countries prohibit companies and their intermediaries from making improper payments to public officials for the purpose of obtaining new business or maintaining existing business relationships. Certain anti-corruption laws such as the U.S. Foreign Corrupt Practices Act (“FCPA”) also require the maintenance of proper books and records, and the implementation of controls and procedures in order to ensure that a company’s operations do not involve corrupt payments. Since Alcatel Lucent conducts operations throughout the world, and given that some of its clients are government-owned entities and that its projects and contracts often require approvals from public officials, there is a risk that Alcatel Lucent’s employees, consultants or agents may take actions that are in violation of Alcatel Lucent Group’s policies and of anti-corruption laws.

In the past, Alcatel Lucent has already experienced actual or alleged violations of anti-corruption laws, including of the FCPA. As a result, Alcatel Lucent had to pay substantial amounts to the SEC in disgorgement of profits and interest, and to the U.S. Department of Justice (the “DOJ”) in criminal fines. In 2010, Alcatel Lucent signed a deferred prosecution agreement (the “DPA”) with the DOJ, pursuant to which the prosecution for violations of the internal controls and books and records provisions of the FCPA would be deferred for the term of the DPA. Among other things, the DPA contained provisions requiring the engagement of a French anticorruption compliance monitor (the “Monitor”). Alcatel Lucent worked with the Monitor to implement his recommendations, most of which were focused on strengthening the resources dedicated to the compliance organization of Alcatel Lucent Group, and on enhancing and expanding its policies and procedures, including those Alcatel Lucent use when Alcatel Lucent retains third parties (such as distributors and suppliers).

On December 8, 2014, the Monitor submitted his final report and certified that Alcatel Lucent’s compliance program, including its policies and procedures, is reasonably designed and implemented to prevent and detect violations of anti-corruption laws within Alcatel Lucent as defined in and required by the DPA. Following receipt of the Monitor’s final report, the DOJ filed a motion to dismiss with prejudice the FCPA charges underlying the DPA, which the court granted on February 9, 2015. Refer to “Information about the Group—History and Development—Highlights of transactions during 2014—Other Matter—FCPA Investigations” on page A-29 of Annex A.

Alcatel Lucent is also subject to certain other ongoing investigations and proceedings in Costa Rica, France and Nigeria, as described in the section “Operating and financial review and prospects—Legal Matters” on pages A-80 to A-82 of Annex A, which may result in further material damages, fines, penalties and other sanctions, and in its inability to participate in certain public procurement contracts in those countries.

In addition, Alcatel Lucent’s training and compliance programs, in spite of the enhancements made based on the Monitor’s recommendations, may not be sufficient to prevent its employees, consultants or agents from further engaging in activities for which entities of Alcatel Lucent Group or their relevant corporate officers could be held liable under anti-corruption laws. Any further breaches or alleged breaches of such laws could have a material adverse effect on the reputation of Alcatel Lucent Group or on its operations and financial condition.

If Alcatel Lucent fails to protect its intellectual property rights, its business and prospects may be harmed.

Intellectual property rights, such as patents, are vital to Alcatel Lucent’s business and developing new products and technologies that are unique is critical to its success. Alcatel Lucent has numerous French, U.S. and foreign patents and numerous pending patents. However, Alcatel Lucent cannot predict whether any patents, issued or pending, will provide Alcatel Lucent with any competitive advantage or whether such patents will be challenged by third parties. Moreover, Alcatel Lucent’s competitors may already have applied for patents that, once issued, could prevail over Alcatel Lucent’s patent rights or otherwise limit its ability to sell its products. Alcatel Lucent’s competitors also may attempt to design around its patents or copy or otherwise obtain and use its proprietary technology. In addition, patent applications currently pending may not be granted. If Alcatel Lucent does not receive the patents that it seeks or if other problems arise with its intellectual property, its competitiveness could be significantly impaired, which would limit its future revenues and harm its prospects.

Alcatel Lucent is subject to intellectual property litigation and infringement claims, which could cause Alcatel Lucent to incur significant expenses or prevent it from selling certain products.

From time to time, Alcatel Lucent receives notices or claims from third parties of potential infringement in connection with products or software. Alcatel Lucent also may receive such notices or claims when Alcatel Lucent attempts to license its intellectual property to others. Intellectual property litigation can be costly and time consuming and can divert the attention of management and key personnel from other business issues. The complexity of the technology involved and the uncertainty of intellectual property litigation increase these risks. A successful claim by a third party of patent or other intellectual property infringement by Alcatel Lucent could compel Alcatel Lucent to enter into costly royalty or license agreements or force Alcatel Lucent to pay significant damages and could even require Alcatel Lucent to stop selling certain products. Further, if one of its important patents or other intellectual property rights is invalidated, Alcatel Lucent may suffer losses of licensing revenues and be prevented from attempting to block others, including competitors, from using the related technology.

Alcatel Lucent is involved in significant joint ventures and is exposed to problems inherent to companies under joint management.

Alcatel Lucent is involved in significant joint venture companies. The related joint venture agreements may require unanimous consent or the affirmative vote of a qualified majority of the shareholders to take certain actions, thereby possibly slowing down the decision-making process. Alcatel Lucent’s largest joint venture, Alcatel Lucent Shanghai Bell Co., Ltd, has this type of requirement. Alcatel Lucent owns 50% plus one share of Alcatel Lucent Shanghai Bell Co., Ltd, the remainder being owned by the Chinese government.

Alcatel Lucent is subject to environmental, health and safety laws that restrict its operations.

Alcatel Lucent’s operations are subject to a wide range of environmental, health and safety laws, including laws relating to the use, disposal and clean-up of, and human exposure to, hazardous substances. In the United States, these laws often require parties to fund remedial action regardless of fault. Although Alcatel Lucent believes its aggregate reserves are adequate to cover its environmental liabilities, factors such as the discovery of additional contaminants, the extent of required remediation and the imposition of additional cleanup obligations could cause Alcatel Lucent’s capital expenditures and other expenses relating to remediation activities to exceed the amount reflected in its environmental reserves and adversely affect its results of operations and cash flows. Compliance with existing or future environmental, health and safety laws could subject Alcatel Lucent to future liabilities, cause the suspension of production, restrict Alcatel Lucent’s ability to utilize facilities or require Alcatel Lucent to acquire costly pollution control equipment or incur other significant expenses.

RESPONSIBILITY FOR THE LISTING PROSPECTUS

Nokia Corporation

Business identity code: 0112038-9

Registered office: Helsinki

Address: Karaportti 3, FI-02610 Espoo, Finland

STATEMENT REGARDING THE LISTING PROSPECTUS

Nokia accepts responsibility for the information included in the Listing Prospectus and declares that, having taken all reasonable care to ensure that such is the case, the information set out in this Listing Prospectus is, to the best of its knowledge and understanding, in accordance with the facts and contains no omission likely to affect its import.

All of the information concerning Alcatel Lucent presented in this Listing Prospectus is solely based on publicly available information. Nokia confirms that this information has been accurately reproduced and that as far as Nokia is aware and is able to ascertain from information published by Alcatel Lucent, no facts have been omitted which would render the reproduced information inaccurate or misleading.

AVAILABILITY OF THE LISTING PROSPECTUS

This Listing Prospectus is available as of October 26, 2015 in the English language on the website of Nokia at http://company.nokia.com/en/investors/financial-reports/filings-related-to-the-Alcatel-Lucent-transaction.

In addition, this Listing Prospectus in the English language will be available as paper copies on or about October 28, 2015 at the office of Nokia at Karaportti 3, FI-02610 Espoo, Finland, as well as at the reception of Nasdaq Helsinki at Fabianinkatu 14, FI-00100 Helsinki, Finland.

CERTAIN DEFINED TERMS

Unless otherwise specified or if the context so requires in this Listing Prospectus:

“2018 OCEANEs” refer to Alcatel Lucent bonds convertible into new Alcatel Lucent Shares or exchangeable for existing Alcatel Lucent Shares due on July 1, 2018.

“2019 OCEANEs” refer to Alcatel Lucent bonds convertible into new Alcatel Lucent Shares or exchangeable for existing Alcatel Lucent Shares due on January 30, 2019.

“2020 OCEANEs” refer to Alcatel Lucent bonds convertible into new Alcatel Lucent Shares or exchangeable for existing Alcatel Lucent Shares due on January 30, 2020.

“Acquisition” refers to Nokia’s agreement to make an offer to acquire Alcatel Lucent.

“Alcatel Lucent” or “Alcatel Lucent Group” refers to Alcatel Lucent, a French société anonyme incorporated under the laws of France, and its subsidiaries on a consolidated basis, except where it is clear from the context that the term means Alcatel Lucent or a particular subsidiary or business unit only, and except that references and matters relating to the shares and share capital of Alcatel Lucent or matters of corporate governance shall refer to the shares, share capital and corporate governance of Alcatel Lucent.

“Alcatel Lucent ADSs” refer to Alcatel Lucent American Depositary Shares, each representing one Alcatel Lucent Share.

“Alcatel Lucent Annual Report” refers to Alcatel Lucent’s annual report on Form 20-F for the year ended December 31, 2014 filed with the SEC on March 24, 2015 together with the additional information presented in Alcatel Lucent’s reference document (document de reference) for the year ended December 31, 2014 filed with the AMF on March 20, 2015 under No. D. 15-0179.

“Alcatel Lucent Interim Report” refers to Alcatel Lucent’s report on Form 6-K for the period ended June 30, 2015 furnished with the SEC on August 5, 2015.

“Alcatel Lucent Securities” refer collectively to Alcatel Lucent Shares, Alcatel Lucent ADSs and OCEANEs.

“Alcatel Lucent Shares” refer to Alcatel Lucent ordinary shares.

“AMF” refers to the French stock market authority (Autorité des marchés financiers).

“Combined Company” refers to Nokia together with Alcatel Lucent after the Completion of the Exchange Offer.

“Completion of the Exchange Offer”, “Completion of the U.S. Offer”, “Completion of the French Offer” or “Completion of the subsequent offering period” refer to settlement and delivery of the Nokia Shares to the holders of Alcatel Lucent Securities in accordance with the terms of the Exchange Offer and Conditions after the announcement of the successful results of the French Offer by the AMF (taking into account the results of the U.S. Offer) or the results of the subsequent offering period, as applicable.

“Devices & Services Business” refers to the former Devices & Services Business of Nokia.

“Exchange Offer” refers collectively to the U.S. Offer and the French Offer.

“Form F-4” refers to a preliminary draft of Nokia’s registration statement on Form F-4 filed with the SEC on August 14, 2015, as the same may be amended or supplemented from time to time.

“French Offer” refers to Nokia’s exchange offer in France to exchange 0.55 Nokia Shares for every Alcatel Lucent Share, and such a number of Nokia Shares per one OCEANE that is based on the exchange ratio of 0.55 Nokia

Shares per each Alcatel Lucent Share which would be issuable upon conversion or exchangeable upon exchange of the OCEANE at the conversion/exchange ratio which will apply on the date of commencement of the Exchange Offer, made pursuant to separate French Offer Document available to holders of Alcatel Lucent Shares and OCEANEs located in France.

“French Offer Document” refers to the French Offer document filed by Nokia with the AMF, as the same may be amended from time to time.

“FIN-FSA” refers to the Finnish Financial Supervisory Authority.

“HERE transaction” refers to the agreement by and between Nokia and a consortium of leading automotive companies to sell Nokia’s HERE digital mapping and location services business.

“Listing Prospectus” refers to the prospectus approved by the Finnish Financial Supervisory Authority.

“Mandatory Minimum Acceptance Threshold” refers to a number of Alcatel Lucent Shares representing more than 50% of the Alcatel Lucent share capital or voting rights, taking into account, if necessary, the Alcatel Lucent Shares resulting from the conversion of the OCEANEs validly tendered into the Exchange Offer. Refer to “The Exchange Offer—Terms of the Exchange Offer—Conditions to the Exchange Offer” for a description of how the Mandatory Minimum Acceptance Threshold is calculated.

“Memorandum of Understanding” or “MoU” refers to the Memorandum of Understanding dated April 15, 2015 between Nokia and Alcatel Lucent, as the same may be amended or supplemented from time to time.

“Minimum Tender Condition” refers to the number of Alcatel Lucent Securities validly tendered in accordance with the terms of the Exchange Offer representing, on the date of announcement by the AMF of the results of the French Offer taking into account the results of the U.S. Offer, more than 50% of the Alcatel Lucent Shares on a fully diluted basis. Refer to “The Exchange Offer—Terms of the Exchange Offer—Conditions to the Exchange Offer” for a description of how the “fully diluted” Alcatel Lucent Shares will be calculated for the purposes of the Minimum Tender Condition.

“Nokia”, “Nokia Corporation”, “Nokia Group” or “Company” refer to Nokia Oyj and its subsidiaries on a consolidated basis, except where it is clear from the context that the term means Nokia Oyj or a particular subsidiary or business unit only, and except that references and matters relating to the shares and share capital of Nokia or matters of corporate governance shall refer to the shares, share capital and corporate governance of Nokia Oyj.

“Nokia ADSs” refer to Nokia American Depositary Shares, each representing one Nokia Share.

“Nokia Annual Report” refers to Nokia’s annual report on Form 20-F for the fiscal year ended December 31, 2014 filed with the SEC on March 19, 2015.

“Nokia Interim Report” refers to Nokia’s report on Form 6-K for the period ended June 30, 2015 furnished with the SEC on August 14, 2015.

“Nokia Shares” refers to shares of Nokia.

“Nokia Shareholder Approval” refers to Nokia shareholders having approved the authorization for the Nokia Board of Directors to issue such number of new Nokia Shares as may be necessary for delivering the Nokia Shares offered in consideration for the Alcatel Lucent Securities tendered into the Exchange Offer and for the Completion of the Exchange Offer.

“OCEANEs” refer collectively to the 2018 OCEANEs, the 2019 OCEANEs and the 2020 OCEANEs.

“Offered Shares” refer to the new Nokia Shares offered in the Exchange Offer.

“Schedule TO” refers to the tender offer statement on Schedule TO, pursuant to which the U.S. Offer is made to all U.S. holders of outstanding Alcatel Lucent Shares, all holders of outstanding Alcatel Lucent ADSs, wherever located, and all U.S. holders of outstanding OCEANEs.

“SEC” refers to U.S. Securities and Exchange Commission.

“U.S. Offer” refers to Nokia’s exchange offer in the United States to exchange 0.55 Nokia Shares for every Alcatel Lucent Share, 0.55 Nokia ADSs for every Alcatel Lucent ADS, and such a number of Nokia Shares per one OCEANE that is based on the exchange ratio of 0.55 Nokia Shares per each Alcatel Lucent Share which would be issuable upon conversion or exchangeable upon exchange of the OCEANE at the conversion/exchange ratio which will apply on the date of commencement of the Exchange Offer, made pursuant to Schedule TO and the Form F-4.

PRESENTATION OF FINANCIAL AND CERTAIN OTHER INFORMATION

Financial Statements

Nokia Group’s consolidated financial statements for the financial years ended December 31, 2014, 2013 and 2012 as well as the interim report for the six months ended on June 30, 2015 have been prepared in accordance with the International Financial Reporting Standards (“IFRS”) adopted by the EU.

Alcatel Lucent Group’s consolidated financial statements for the financial years ended December 31, 2014, 2013 and 2012 as well as the interim report for the six months ended on June 30, 2015 have been prepared in accordance with the IFRS, as adopted by the EU.

Pro Forma Financial Information

Nokia’s Unaudited Pro Forma Financial Information (as defined in the section “Unaudited Pro Forma Condensed Combined Financial Information”) present how Nokia’s financial statements may have appeared had the businesses of Nokia and Alcatel Lucent been combined, and had Nokia’s capital structure reflected the Completion of the Exchange Offer and had the sale of Nokia’s HERE business occurred. The unaudited pro forma condensed combined statement of financial position as of June 30, 2015 gives effect to the Exchange Offer and the sale of Nokia’s HERE business as if the completion of such event had occurred on that date. The unaudited pro forma condensed combined income statements for the six months ended June 30, 2015 and year ended December 31, 2014 give effect to the Exchange Offer as if the completion had occurred on January 1, 2014 and presents Nokia’s HERE business as a discontinued operation to give pro forma effect to the sale of Nokia’s HERE business.

The Unaudited Pro Forma Financial Information reflects the application of pro forma adjustments that are preliminary and are based upon available information and certain assumptions, described in the accompanying notes thereto, that management believes are reasonable under the circumstances. Actual results may differ materially from the assumptions within the accompanying selected unaudited pro forma financial information. The Unaudited Pro Forma Financial Information has been prepared by management for illustrative purposes only and are not necessarily indicative of the financial position or results of operations that would have been realized had the Completion of the Exchange Offer and the proposed sale of Nokia’s HERE business occurred as of the dates indicated above, nor is it meant to be indicative of any anticipated financial position or future results of operations that Nokia will experience going forward. In addition, the unaudited pro forma condensed combined income statements do not reflect any expected cost savings, synergies, restructuring actions, non-recurring items or one-time transaction related costs that Nokia expects to incur or generate.

Auditors

The consolidated financial statements of Nokia Group for the financial years ended December 31, 2014, 2013 and 2012 were audited by PricewaterhouseCoopers Oy, Authorized Public Accountants, with Mr. Heikki Lassila, Authorized Public Accountant, appointed as the auditor with the principal responsibility. The interim report for the six months ended on June 30, 2015 as well as the pro forma condensed combined financial information presented in this Listing Prospectus are unaudited.

Alcatel Lucent Group’s consolidated financial statements for the financial years ended December 31, 2014, 2013 and 2012 were audited by Deloitte & Associes and Ernst & Young et Autres. The interim report for the six months ended on June 30, 2015 is unaudited.

Other Information

The financial and other information presented in the tables in this Listing Prospectus are rounded. Accordingly, in certain cases the sum of numbers presented in a column or row does not always correspond to the presented total sum of a column or a row. In addition, certain percentual figures are calculated with accurate numbers before rounding, so they do not necessarily correspond to the results that would have been reached, if rounded figures had been used.

In this Listing Prospectus, all references to “euro”, “EUR” and “€” are to the official currency of the member states of the European Union (the “EU”) that adopted the single currency in accordance with the Treaty Establishing the European Economic Community (signed in Rome on March 25, 1957), as amended by the Treaty of European Union signed in Maastricht on February 7, 1992. All references to “U.S. dollar”, “USD” and “$” are to the lawful currency of the United States.

Information Derived from Third Party Sources

Where certain information contained in this Listing Prospectus has been derived from third party sources, such sources have been identified herein. Nokia confirms that such third party information has been accurately reproduced herein and as far as Nokia is aware and is able to ascertain from information published by that third party, no facts have been omitted which would render the reproduced information inaccurate or misleading.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This Listing Prospectus contains forward-looking statements that reflect Nokia’s current expectations and views of future events and developments. Some of these forward-looking statements can be identified by terms and phrases such as “anticipate”, “should”, “likely”, “foresee”, “believe”, “estimate”, “expect”, “intend”, “continue”, “could”, “may”, “plan”, “project”, “predict”, “will”, “shall” and similar expressions. These forward-looking statements include statements relating to: the expected characteristics of the Combined Company; the expected ownership of the Combined Company by Nokia and Alcatel Lucent shareholders; the Extraordinary General Meeting of Nokia’s Shareholders; Nokia’s intention with respect to the redemption of the Nokia Convertible Bond as defined in the section “Shares and Share Capital—Nokia—Stock Options, Equity Compensation and Other Special Rights Entitling to Shares”; the nomination and election to the Nokia Board of Directors of candidates nominated jointly by the Corporate Governance and Nomination Committee of the Nokia Board of Directors and by Alcatel Lucent, and their expected compensation arrangement; the target annual run-rate cost synergies for the Combined Company; the expected customer reach of the Combined Company; the expected financial results of Nokia or the Combined Company; the expected announcement of the results and settlement of the Exchange Offer; the expected timing of completion of the proposed transaction and satisfaction of conditions precedent; the subsequent offering period, including its timing and terms and conditions; the redemption of OCEANEs; the squeeze-out of Alcatel Lucent Securities and the related Exchange Option (as defined in the section “The Alcatel Lucent Transaction—Intentions of Nokia over the Next Twelve Months—Squeeze-out”); the delisting or deregistration of Alcatel Lucent Securities; payment of interest with respect to the 2018 OCEANEs; Nokia’s actions if it acquires less than 95% of the share capital and voting rights of Alcatel Lucent at the Completion of the Exchange Offer or the subsequent offering period, if any; the expected benefits of the proposed transaction, including related synergies; the effect that the Exchange Offer may have on the remaining outstanding Alcatel Lucent Securities; the intentions of Nokia over the next twelve months; competitive developments in the telecommunications sector; other factors or trends affecting the telecommunications sector generally; the transaction timeline, including the timing of the General Meeting of Nokia’s Shareholders; expected governance structure of Nokia after the Completion of the Exchange Offer; the expected retention of key directors and members of management; and the HERE transaction. These forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond Nokia’s control, which could cause actual results to differ materially from such statements. These forward-looking statements are based on Nokia’s beliefs, assumptions and expectations of future performance, taking into account the information currently available to Nokia. These forward-looking statements are only predictions based upon Nokia’s current expectations and views of future events and developments and are subject to risks and uncertainties that are difficult to predict because they relate to events and depend on circumstances that will occur in the future. Risks and uncertainties include:

•	the ability of Nokia to integrate Alcatel Lucent into Nokia operations;

•	reliance on public information regarding Alcatel Lucent;

•	regulatory and market conditions impacting the Exchange Offer and the subsequent offering period, if any;

•	the potential adverse tax consequences resulting from a change of ownership of Alcatel Lucent;

•	the performance of the global economy;

•	the level of available financing in light of uncertain market conditions;

•	failure to complete the squeeze-out adversely affecting the market value of Nokia Shares and the ability to realize benefits of the proposed transaction;

•	the impact of the HERE transaction;

•	the receipt of regulatory approval for the HERE transaction;

•	the impact on the Combined Company (after giving effect to the proposed transaction with Alcatel Lucent) of any of the foregoing risks or forward-looking statements, as well as other risk factors listed from time to time in Nokia’s and Alcatel Lucent’s filings with the SEC.

The forward-looking statements should be read in conjunction with the other cautionary statements that are included elsewhere, including the section “Risk Factors” of this Listing Prospectus, Nokia Annual Report, Alcatel Lucent Annual Report, Nokia Interim Report, Alcatel Lucent Interim Report and any other documents that Nokia or Alcatel Lucent have released through their respective stock exchanges. Any forward-looking statements made in this communication are qualified in their entirety by these cautionary statements, and there can be no assurance that the actual results or developments anticipated by Nokia will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, Nokia or Nokia’s business or operations. Except as required by law, Nokia undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

EXCHANGE RATES

The following tables set forth, for the periods indicated, information concerning the exchange rates between the euro and the U.S. dollar based on the noon buying rate for cable transfers as certified by the Federal Reserve Board of New York (the “Noon Buying Rate”). Such rates are provided solely for the reader’s convenience and are not necessarily the rates used by Nokia or Alcatel Lucent in the preparation of their financial statements or otherwise. No representation is made that euro amounts have been, could have been or could be converted into U.S. dollars at the rates indicated below, or at all.

	Average ($)	High ($)	Low ($)	Period End ($)
Year ended December 31, 2010	1.3216	1.4536	1.1959	1.3269
Year ended December 31, 2011	1.4002	1.4875	1.2926	1.2973
Year ended December 31, 2012	1.2909	1.3463	1.2062	1.3186
Year ended December 31, 2013	1.3303	1.3816	1.2774	1.3779
Year ended December 31, 2014	1.3210	1.3927	1.2101	1.2101
Six months ended June 30, 2015	1.1090	1.2015	1.0524	1.1154

	High ($)	Low ($)
April 2015	1.1174	1.0582
May 2015	1.1428	1.0876
June 2015	1.1404	1.0913
July 2015	1.1150	1.0848
August 2015	1.1580	1.0868
September 2015	1.1358	1.1104

THE ALCATEL LUCENT TRANSACTION

All statements in this section regarding the competitive position of Nokia or the Combined Company are based on the view of Nokia’s management unless otherwise explicitly stated.

Background of the Exchange Offer

On April 15, 2015, Nokia and Alcatel Lucent entered into the Memorandum of Understanding pursuant to which and subject to its terms and conditions, Nokia is offering to acquire all of the Alcatel Lucent Securities through the Exchange Offer. In the Exchange Offer, Alcatel Lucent Securities will be exchanged for Nokia Shares or Nokia ADSs with an exchange ratio of 0.55 Nokia Shares for every Alcatel Lucent Share, 0.55 Nokia ADSs for every Alcatel Lucent ADS and such a number of Nokia Shares per one OCEANE that is based on the exchange ratio of 0.55 Nokia Shares per each Alcatel Lucent Share which would be issuable upon conversion or exchangeable upon exchange of the OCEANE at the conversion/exchange ratio which will apply on the date of commencement of the Exchange Offer in each case validly tendered into the Exchange Offer. The Exchange Offer is comprised of the U.S. Offer and the French Offer. The Exchange Offer is expected to be launched and completed in the fourth quarter 2015 or the first half of 2016.

Reasons for the Exchange Offer

Nokia believes that the combination of Nokia’s and Alcatel Lucent’s businesses will create significant value for stakeholders of both companies. Following the Completion of the Exchange Offer, Nokia will be well-positioned to create the foundation of seamless connectivity for people and things wherever they are. Nokia believes that this foundation is essential for enabling the next wave of technological change, including the Internet of Things and transition to the cloud.

The strategic rationale for combining the two companies includes:

•	creation of end-to-end portfolio scope and scale player with leading global positions across products, software and services to meet changing industry paradigms;

•	complementary offerings, customers and geographic footprint;

•	enhanced research and development capabilities creating an innovation powerhouse with significant combined R&D resources;

•	the recent execution track-record on both sides and common vision for the future;

•	the opportunity to realize significant cost savings and other synergies; and

•	the development of a robust capital structure and strong balance sheet.

End-to-end Portfolio Scope and Scale Player with Leading Global Positions Across Products, Software and Services to Meet Changing Industry Paradigms

The driver of the changes Nokia is seeing in the world around us and the demands being placed on the networks of the future are increasingly complex. Demand for seamless and ubiquitous access is combining with ever-increasing requirements for network analytics and network intelligence. Nokia believes that this is requiring broader, deeper, and more sophisticated end-to-end capabilities, which very few companies can offer.

The growing complexity of product demands are set against a number of other shifting industry paradigms. Customer consolidation has been ongoing for a number of years now and has created fewer, larger players with broader global needs. Convergence is happening rapidly across both fixed and mobile, as well as IP and cloud. Virtualization is leading to increased network efficiency and scalability. Furthermore, web scale companies and certain large enterprise verticals are growing as a customer base for carrier-grade technologies

Combining Nokia with Alcatel Lucent will bring together the complementary capabilities of both companies with an end-to-end portfolio of software, services and products, which will be weighted towards next-generation technologies enabling Nokia to provide better solutions to customers and access new opportunities in an expanded, addressable market.

Following the Completion of the Exchange Offer, the Combined Company is expected to be a leader in technologies such as fixed broadband, LTE, IP routing, cloud applications and advanced analytics, positioning the company as either the number one or two player in most key business areas. Nokia expects to have the scale to service the very largest global multinational customers with a broader range of products, software and services across a wider geographic footprint, which Nokia believes will make Nokia the strategic partner of choice for the long term. Nokia believes that the Exchange Offer provides a very compelling path to achieving and accelerating the long term strategies vision that Nokia has laid out in its 10-year strategy to be a global technology leader in the Programmable World.

Complementary Offerings, Customers and Geographic Footprint

The Exchange Offer brings together two businesses which Nokia believes have highly complementary portfolios and geographies, bringing together the best of fixed and mobile, IP routing, core networks, cloud applications and services. Together, Nokia and Alcatel Lucent will have particular strength in the United States, China, Europe and Asia-Pacific. Nokia believes that the Combined Company will be positioned to target a larger addressable market with an improved growth profile. Based on Nokia and Alcatel Lucent’s estimates, the addressable market of the Combined Company in 2014 was approximately 50% larger than the current addressable networks market for Nokia alone, increasing from approximately EUR 84 billion to approximately EUR 130 billion. Based on Nokia’s internal estimates, the Combined Company is expected to have a stronger growth profile than Nokia’s current addressable market, and Nokia estimates, based on their internal data, that the addressable market of the Combined Company would enjoy a Compound Annual Growth Rate (“CAGR”) of approximately 3.5% for 2014–2019.

Based on Nokia’s and Alcatel Lucent’s revenues for the year ended December 31, 2014, the share of revenues of the Combined Company generated in North America would have amounted to 30% (Nokia: 15%; Alcatel Lucent: 44%), in Europe 27% (Nokia: 31%; Alcatel Lucent: 23%), in Asia-Pacific/Japan/India 18% (Nokia: 26%; Alcatel Lucent: 10%), in Greater China 11% (Nokia: 11%; Alcatel Lucent: 10%), Middle East & Africa 8% (Nokia: 9%; Alcatel Lucent: 8%) and Latin America 7% (Nokia: 8%; Alcatel Lucent: 5%). The revenues of the Combined Company have been calculated by adding the respective Nokia and Alcatel Lucent country revenue amounts together. These combined revenue amounts should not be substituted for pro forma information presented elsewhere in this Listing Prospectus as this information has not been prepared on the same basis.

Enhanced Research and Development Capabilities Creating an Innovation Powerhouse with Significant Combined R&D Resources

The Combined Company will have significant innovation capabilities, with Alcatel Lucent’s Bell Labs and Nokia’s FutureWorks, as well as Nokia Technologies. The latter is expected to stay as a separate entity with a clear focus on licensing and the incubation of new technologies.

With more than 40 000 research and development employees, of which over 30 000 are software engineers, and combined 2014 research and development spending of EUR 4.7 billion, the Combined Company will be well positioned to accelerate development of future technologies including 5G, IP and software-defined networking, cloud and analytics, as well as digital health and digital media, bringing significant benefits to its customers.

The Recent Execution Track-record on Both Sides and Common Vision for the Future

Nokia believes that both companies are in a far better position to combine at this point in time and the combination is being conducted from a position of strength. Both companies have recently improved their operational efficiency and agility through significant restructurings, Nokia has purchased Siemens share of Nokia Siemens Network, divested substantially all of its Devices & Services Business to Microsoft and has announced the pending disposal of Nokia’s HERE digital mapping and location services business, while Alcatel Lucent is coming to the end of the Shift Plan.

Through its restructuring program, Nokia became a leader in Mobile Broadband while strengthening its financial position and having achieved one of the industry-leading profitabilities. Similarly, Alcatel Lucent has rebuilt its capital base through refinancings and divestments and refocused on IP Networking, Cloud and Ultra Broadband, leading to Alcatel Lucent’s improvement in profitability and free cash flow. Nokia expects to build on these learnings to make the expected integration of Nokia and Alcatel Lucent as seamless as possible.

Both companies share a common vision for the future, and believe that this transaction is the next logical step of the companies’ successful transformations and at the right time for both companies. Following the Completion of the Exchange Offer, Nokia is expected to be well positioned to create the foundation of seamless connectivity which Nokia believes is essential for enabling the next wave of technological change in Nokia’s industry.

The Opportunity to Realize Significant Cost Savings and Other Synergies

The Combined Company would target approximately EUR 900 million of operating cost synergies to be achieved on a full year basis in 2019, assuming Completion of the Exchange Offer no later than the end of the first half of 2016. The operating cost synergies are expected to create a long-term structural cost advantage, coming from a wide range of areas, including:

•	organizational streamlining, rationalization of overlapping products and services, central functions, and regional and sales organizations;

•	reduction of various overhead costs in real estate, manufacturing and supply-chain, information technology and overall general and administrative expenses, including redundant public company costs;

•	procurement given expanded purchasing requirements of the Combined Company; and

•	R&D efficiencies, particularly in wireless.

The Combined Company would also target approximately EUR 200 million of reductions in interest expenses to be achieved on a full-year basis in 2017. The transaction is expected to be accretive to Nokia earnings on a non-IFRS basis (excluding restructuring charges and amortization of intangibles) in 2017. These targets both assume Completion of the Exchange Offer no later than the end of the first half of 2016.

The Development of a Robust Capital Structure and Strong Balance Sheet

The Combined Company will benefit from enhanced financial resources for growth and investment purposes. The Combined Company is expected to have a strong balance sheet, which will support Nokia’s ambition to re-establish its long-term investment-grade rating. Assuming conversion of all OCEANEs and completion of the sale of Nokia’s HERE business, the pro forma net cash position of the Combined Company at June 30, 2015 would have been EUR 8.1 billion and pro forma cash and cash equivalents of the Combined Company at June 30, 2015 would have been EUR 10.5 billion. Net cash is a non-IFRS financial measure. Refer to “Unaudited Pro Forma Condensed Combined Financial Information” for a description of how Nokia defines and calculates net cash. Following the Completion of the Exchange Offer, Nokia intends to evaluate the resumption of a capital structure optimization program for the Combined Company, and remains committed to having an efficient capital structure.

Reasons for the Alcatel Lucent Board of Directors’ View on the Exchange Offer

Information on the reasons for the Alcatel Lucent’s Board of Directors’ view on the Exchange Offer will be described in Alcatel Lucent’s French response document, as amended or supplemented from time to time, once approved by the AMF and in Alcatel Lucent’s Solicitation/Recommendation Statement on Schedule 14D-9, which will be filed by Alcatel Lucent with the SEC following the commencement of the Exchange Offer and will be made available on Nokia’s website at http://company.nokia.com/en/investors/financial-reports/filings-related-to-the-Alcatel-Lucent-transaction.

Opinion of the Financial Advisor to the Alcatel Lucent Board of Directors

Information on the opinion of the financial advisor to Alcatel Lucent’s Board of Directors (in particular, concerning Alcatel Lucent Board Recommendation, as defined in the section “Memorandum of Understanding—Alcatel Lucent Board Recommendation and Related Matters”) will be described in Alcatel Lucent’s Solicitation/Recommendation

Statement on Schedule 14D-9, which will be filed by Alcatel Lucent with the SEC following the commencement of the Exchange Offer and will be made available on Nokia’s website at http://company.nokia.com/en/investors/financial-reports/filings-related-to-the-Alcatel-Lucent-transaction.

Nokia Shareholder Meeting

The Nokia Board of Directors resolved on October 22, 2015 to convene an Extraordinary General Meeting of Nokia Shareholders to consider and vote on the resolution to approve the authorization for the Nokia Board of Directors to issue such number of new Nokia Shares as may be necessary for delivering the Nokia Shares offered in consideration for the Alcatel Lucent Securities tendered into the Exchange Offer and for the Completion of the Exchange Offer (the “Nokia Shareholder Approval”) and the election of Louis R. Hughes, Jean C. Monty and Olivier Piou to the Nokia Board of Directors. Elizabeth Doherty will step down from the Nokia Board of Directors subject to and following the Completion of the Exchange Offer. The Corporate Governance and Nomination Committee will propose to the Board of Directors at the assembly meeting of the new Board of Directors taking place after the Completion of the Exchange Offer that Olivier Piou be elected as the new Vice Chairman of the Board of Directors, subject to his election to the Board. Risto Siilasmaa will continue as the Chairman of the Board of Directors.

The Extraordinary General Meeting is currently scheduled for December 2, 2015. Proxy materials related to the Extraordinary General Meeting have been separately made available by Nokia. Note that Nokia is not asking readers for any proxies based on this Listing Prospectus and requests that readers do not send any proxies to Nokia in response to this Listing Prospectus.

The resolution contemplated by the Nokia Shareholder Approval must be approved by shareholders representing at least two-thirds of the votes cast and Nokia Shares represented at the Extraordinary General Meeting. Nokia’s obligation to accept, and to exchange, any Alcatel Lucent Securities validly tendered into and not withdrawn from the Exchange Offer is subject to, among other Conditions (as defined in the section “The Exchange Offer—Terms of the Exchange Offer—Conditions to the Exchange Offer”), receipt of the Nokia Shareholder Approval.

On October 22, 2015, the Nokia Board of Directors determined, subject to its fiduciary duties under applicable law and the terms and conditions of the Memorandum of Understanding, to recommend that the Nokia shareholders vote in favor of the resolution presented to them to approve the authorization for the Nokia Board of Directors to issue such number of new Nokia Shares as may be necessary for delivering the Nokia Shares offered in consideration for the Alcatel Lucent Securities tendered into the Exchange Offer and the appointment of the three members of the Nokia board of directors identified jointly by the Corporate Governance & Nomination committee of the Nokia board of directors and by Alcatel Lucent, in each case subject to the Completion of the Exchange Offer.

In accordance with the Memorandum of Understanding, the Corporate Governance & Nomination Committee of the Nokia Board of Directors and Alcatel Lucent have jointly identified Louis R. Hughes, Jean C. Monty and Olivier Piou as nominees to the Nokia Board of Directors. The election of these director nominees would be subject to a Completion of the Exchange Offer. The election of each director nominee at the Extraordinary General Meeting must be approved by shareholders representing at least a majority of the votes cast at the Extraordinary General Meeting.

Director Nominee Biographies

Name	Year of Birth	Present Principal Occupation and Five-Year Employment History
Louis R. Hughes	1949	Louis R. Hughes has been an independent director, member of the Audit and Finance Committee and member of the Corporate Governance and Nominating Committee of Alcatel Lucent. Mr. Hughes has been the Chairman of InZero Systems since 2005 and member of the Boards of Alcatel Lucent since 2008 and of AkzoNobel since 2007. Mr. Hughes has been an independent director and chairman of the audit, finance and compliance committee of ABB since 2003. Mr. Hughes was the president & chief operating officer of Lockheed Martin in 2000, executive vice president of General Motors Corporation 1992–2000, president of General Motors International Operations 1992–1998, president of General Motors Europe 1992–1994, Chairman of Adam Opel AG 1989–1992, vice president of finance of GM Europe 1987–1989, vice president of finance of GM of Canada 1985–1986, assistant treasurer, General Motors Corporation 1983–1985, Treasurer’s Office, General Motors Corporation 1973–1983. Mr. Hughes is a United States citizen.

Jean C. Monty	1947	Jean C. Monty has been an independent director, Vice Chairman of the Board of Directors, Chairman of the Audit and Finance Committee and member of the Corporate Governance and Nominating Committee of Alcatel Lucent. Mr. Monty has been a member of the Board of Alcatel Lucent since 2008. Mr. Monty is a member of the Board, member of the audit committee, chairman of the human resources and compensation committee of Bombardier, member of the Boards of Centria Inc. and of Fiera Capital Inc. Mr. Monty is also a member of the International Advisory Board of the Ecole des Hautes Études Commerciales. Mr. Monty was the chairman of the Board and CEO of Bell Canada Enterprises (BCE Inc.) until 2002. Mr. Monty was president and chief executive officer of Nortel Networks Corporation since 1993 and held numerous positions in the BCE group 1974–1992. Mr. Monty is a citizen of Canada.

Olivier Piou	1958	Olivier Piou has been an independent director and a member of the Board of Alcatel Lucent since 2008. Mr. Piou has been the Chief Executive Officer and director of Gemalto since 2006. Mr. Piou was a member of the Board of INRIA (Institut National de Recherche en Informatique et en Automatique) and chairman of Eurosmart. Mr. Piou was the Chief Executive Officer of Axalto, the smart card division of Schlumberger from 2004 to 2006, until the merger of Axalto and Gemplus which formed Gemalto, Mr. Piou joined Schlumberger in 1981 as a production engineer and held numerous management positions in the areas of technology, marketing and operations, in France and the United States. Mr. Piou is a citizen of France.

Director Compensation

Nokia’s Corporate Governance and Nomination Committee has proposed to the Extraordinary General Meeting that the new members of the Board of Directors elected at the Extraordinary General Meeting receive the same annual remuneration as is paid to the members of the Board of Directors elected at the Annual General Meeting on May 5, 2015, prorated by the new Board members’ time in service until the closing of the Annual General Meeting in 2016.

Director Nominee Share Ownership

The following table sets forth the amount of Alcatel Lucent Shares and Alcatel Lucent ADSs owned by each director nominee at the date of the Listing Prospectus to the knowledge of Nokia.

Name	Alcatel Lucent Shares	Alcatel Lucent ADSs
Louis R. Hughes	37 631	N/A

Jean C. Monty	2 465 734	2 600 003

Olivier Piou	34 122	N/A

Director Nominee Related Party Transactions

There have been no material transactions during the last three fiscal years to which any director nominee, or any relative or spouse of any director nominee, was a party. There is no significant outstanding indebtedness owed to Nokia by any director nominee.

Intentions of Nokia over the Next Twelve Months

The following information sets out Nokia’s intention with respect to Alcatel Lucent over the twelve month period immediately after a successful Completion of the Exchange Offer or the subsequent offering period, if any.

Following a Completion of the subsequent offering period, if any, for so long as Nokia owns less than 100% of the Alcatel Lucent Securities, its ability to implement its intentions described in this section may be limited by the applicable provisions of French corporate law. In particular, pursuant to French corporate law, any transaction between Alcatel Lucent and Nokia which is neither in the ordinary course nor on an arm’s-length basis would be subject to the prior approval of Alcatel Lucent’s Board of Directors (with the Nokia-nominated directors unable to vote on the resolution) and would also need to be subsequently ratified by Alcatel Lucent’s General Meeting of Shareholders (with Nokia unable to vote on the resolution and Alcatel Lucent Shares held by Nokia excluded from the quorum). However, Nokia, as an Alcatel Lucent shareholder, would be allowed to vote its Alcatel Lucent Shares with respect to any shareholder resolution to merge Alcatel Lucent and Nokia or any of its subsidiaries. Nokia does not currently anticipate that any such limitations would have a significant effect on its ability to implement its intentions over the twelve-month period immediately after the successful Completion of the subsequent offering period, as outlined below.

Industrial, Commercial and Financial Strategy and Policy

If the Exchange Offer is successful, it is expected to create an innovation leader in next generation technology and services for an IP-connected world. The headquarters of the Combined Company would be in Finland with strategic business locations and major R&D centers in France, as well as other countries including Germany, the United States and China. The strategic goal of the combination is to create a Combined Company with an end-to-end portfolio scope and scale and leading global positions across next generation network technologies and services.

Nokia believes that Nokia and Alcatel Lucent have highly complementary assets, technologies and portfolios, bringing together fixed and mobile broadband, IP routing, core networks, cloud applications and services, as well as complementary geographical exposures, with particular strength in the United States, China, Europe and Asia-Pacific.

The combination is expected to create access to an expanded addressable market. In addition, together the companies are expected to be better equipped to meet the increasingly complex needs of customers globally given the industry trends: global Telco consolidation and convergence; expansion to quad-play offerings and delivering seamless experiences across multiple screens and applications; timing of the 5G investment cycle; and transition to the cloud.

The Combined Company would also utilize its unique innovation capabilities and is expected to be in a position to accelerate development of future technologies including 5G, IP and software-defined networking, cloud and analytics.

Also, Nokia expects to maintain its long term financial target to return to an investment grade credit rating and intends to manage the capital structure of the Combined Company accordingly, including by retaining adequate gross and net cash positions and by proactively reducing indebtedness. Nokia’s intention to optimize its capital structure includes intention to maintain an efficient capital structure and intention to continue annual dividend payments following the Completion of the Exchange Offer. Nokia also intends to evaluate the resumption of a capital structure optimization program for the Combined Company following the Completion of the Exchange Offer.

The Combined Company would target approximately EUR 900 million of operating cost synergies in 2019—in addition to the remaining reduction targets under Alcatel Lucent’s current Shift Plan. These synergies are expected to be derived from four main areas:

•	organizational streamlining, including support functions and regional and sales organizations;

•	infrastructure costs, including reduction of various overhead costs in real estate, manufacturing and supply-chain infrastructure, information technology, and overall general and administrative expenses, including redundant public company costs;

•	procurement, given expanded purchasing requirements of the Combined Company; and

•	R&D, particularly in wireless.

In addition, the Combined Company would target approximately EUR 200 million of reductions in interest expenses in 2017 by reducing outstanding indebtedness.

The transaction is structured as an acquisition of Alcatel Lucent by Nokia, with a clear governance structure for the execution of the integration.

•	Nokia has appointed an Integration Planning Head, who reports directly to Rajeev Suri, President and Chief Executive Officer of Nokia.

•	Integration planning is done separately from Nokia’s day-to-day operations, in order to minimize disruption to the ongoing business and to allow Nokia’s employees to continue to focus on delivering successful business results, as well as comply with applicable competition laws and regulations.

•	Nokia will dedicate its integration efforts to business areas with highest impact—for example wireless infrastructure, sales and channel operations and support functions—to ensure maximum competitiveness and innovation once Nokia starts the combined operations.

Management of Nokia and Alcatel Lucent

It is contemplated that following the Completion of the Exchange Offer, Nokia’s corporate governance structure will include the following:

•	Chairman of the Board of Directors: Risto Siilasmaa.

•	President and Chief Executive Officer: Rajeev Suri.

•	Nokia’s Board of Directors having ten members, including Louis R. Hughes, Jean C. Monty and Olivier Piou, who have been nominated jointly by the Corporate Governance & Nomination Committee of Nokia’s Board of Directors and by Alcatel Lucent. Oliver Piou is expected to serve as Vice Chairman of Nokia’s Board of Directors.

•	Leadership team built on strengths of both Nokia and Alcatel Lucent.

In addition, on October 7, 2015, Nokia announced the planned leadership and organizational structure for the Combined Company. However, no resolution regarding the composition of the Nokia Group Leadership Team following the Completion of the Exchange Offer has been made.

Concerning Alcatel Lucent, if the Exchange Offer is successful Nokia intends to change the composition of Alcatel Lucent’s Board of Directors in order to reflect the percentage of Alcatel Lucent Shares held by Nokia and intends to obtain the majority of Alcatel Lucent’s Board of Directors as soon as possible following the Exchange Offer.

Intentions of Nokia with Respect to Employment in France

In the context of the proposed combination with Alcatel Lucent and subject to its consummation, the commitments of Nokia in France relating to employment are the following:

•	Follow the Shift Plan commitments regarding the level of employment in France, for a period of at least two (2) years after the consummation of the transaction. The base comprises Alcatel Lucent France/International (ALUI) operational heads (excluding branches), Bell Labs France, RFS (Radio Frequency Systems) and excluding ASN (Alcatel-Lucent Submarine Networks) and Eu factory (Landing point of the reference perimeter is 4 200 Headcount and excluding RFS unit). Nokia will maintain resources from its French operations throughout the reference period to support its customers in France;

•	Strengthen the operations and activity levels for the long term at the two major technology sites of Villarceaux (Essonne) and Lannion (Cotes d’Armor) following the consummation of the transaction, with a focus on augmenting existing activities, functions, and advanced research work;

•	Increase significantly and sustainably the R&D presence in France scaling up 5G, IP network management platforms (incl. Software Defined Networking) and cyber-security with employment evolving from 2 000 people to 2 500 people including the recruiting of at least 300 newly graduated talents over the coming three (3) years. The R&D employment level will be maintained for a period of at least four (4) years after the consummation of the transaction;

•	Localize in France worldwide technology centers of expertise following the consummation of the transaction, including in the areas of:

•	5G and Small Cells R&D to anchor France in the future of wireless activities for the Combined Company. France will be equipped with a full 5G innovation engine which will encompass research activities with Bell Labs, development activities as well as end to end platforms and trial networks;

•	IP management platforms (incl. Software Defined Networking);

•	Cyber Security (research, product development and platforms) while continuing to leverage the partnership established by Alcatel Lucent with Thalès;

•	Bell Labs; and

•	Wireless Transmission;

•	A major worldwide corporate organization in charge of strategic innovation including networks research and Bell Labs will be led from France and will comprise key staff members;

•	Maintain some operations and activities at operational hubs located in France and providing services to other locations in the world following the consummation of the transaction, including in the areas of:

•	Local support services;

•	Local pre- and post-sales resources for France and selected European & African countries;

•	Take all necessary measures to find sustainable solutions for the French employees who could be impacted by the rationalization of corporate activities between Nokia and Alcatel Lucent.

Synergies

For information on synergies, refer to the section “The Alcatel Lucent Transaction—Reasons for the Exchange Offer—The Opportunity to Realize Significant Cost Savings and Other Synergies”.

Dividend Policy

Nokia does not have a quantitative distribution policy but it does generally view annual dividends as an important mechanism to return value to its shareholders. The proposals for dividend distribution of Nokia and, until the squeeze-out, if any, is implemented, of Alcatel Lucent will continue to be determined by their respective managing bodies as regards their distribution capabilities, financial situation and the needs for the companies.

Alcatel Lucent has not distributed any dividends in the last 6 fiscal years.

Squeeze-out

If, at the Completion of the Exchange Offer or the subsequent offering period, as the case may be, Nokia owns 95% or more of the share capital and voting rights of Alcatel Lucent (Alcatel Lucent Shares held in treasury being considered as held by Nokia for the purpose of the calculation), Nokia intends to request from the AMF, within three months of the expiration of the French Offer period or the subsequent offering period, if any, the implementation of a squeeze-out for the remaining outstanding Alcatel Lucent Shares.

If, at the Completion of the Exchange Offer or, if applicable, the subsequent offering period Nokia owns 95% or more of the sum of the outstanding Alcatel Lucent Shares and Alcatel Lucent Shares issuable upon conversion of all of the OCEANEs (Alcatel Lucent Shares held in treasury being considered as held by Nokia for the purpose of the calculation), Nokia intends to request from the AMF, within three months of the expiration of the French Offer period or the subsequent offering period, if any, the implementation of a squeeze-out for the remaining OCEANEs.

To implement any of the foregoing squeeze-out process, Nokia will file with the AMF a new offer document, which must be cleared by the AMF. The AMF clearance will depend, among other things, on the evaluation of Alcatel Lucent Securities provided by Nokia and the fairness report of the independent expert which will be appointed by Alcatel Lucent’s Board of Directors in accordance with the AMF General Regulation. In accordance with French law and regulations, in such a squeeze-out process, Nokia intends, prior to the implementation of the squeeze-out for cash consideration, to offer the holders of Alcatel Lucent Securities as an alternative to cash consideration, an option to exchange their Alcatel Lucent Securities at the same exchange ratios offered in the context of the Exchange Offer (the “Exchange Option”). The holders of Alcatel Lucent Securities may opt for the Exchange Option for all or part of their Alcatel Lucent Securities within a time period to be determined at a later date. The Alcatel Lucent Securities not tendered into the Exchange Option will be subject to the squeeze-out for cash consideration.

Pursuant to French law and the AMF General Regulation, the cash consideration offered in a squeeze-out will be determined through a valuation of the relevant Alcatel Lucent Securities, using objective methods applied in the context of asset sales taking into account the value of Alcatel Lucent’s assets, its past earnings, its market value, its subsidiaries and its business prospects and ascribing a value and a weight in each case.

The amount of cash consideration offered in the squeeze-out would be assessed against the valuation of the Alcatel Lucent Securities by Nokia’s presenting bank for the squeeze-out offer. In addition, Alcatel Lucent’s independent expert would make a determination whether the amount of cash consideration offered by Nokia is fair to holders of Alcatel Lucent Securities. Finally, the amount of the cash consideration offered by Nokia would be subject to the review of the AMF.

Nokia believes that the Exchange Option conducted pursuant to and in accordance with French law and AMF General Regulation would constitute a tender offer for U.S. securities law purposes. Accordingly, when implementing the Exchange Option, we intend to assess whether or not the Exchange Option may be made in reliance on a “Tier I” or “Tier II” exemption from the U.S. tender offer rules pursuant to Regulation 14D under the Exchange Act. Following that assessment, we intend to extend the Exchange Option to all U.S. holders of Alcatel Lucent Securities in accordance with the applicable exemption under, or otherwise in accordance with, the U.S. securities laws.

If the Exchange Option qualifies for a Tier I exemption, it could be conducted primarily in accordance with French law. In addition, in such case, any Nokia Shares (including Nokia Shares represented by Nokia ADSs) offered in the Exchange Option would be exempt from the registration requirements of the Securities Act pursuant to Rule 802 promulgated under the Securities Act.

In addition, Nokia reserves the right, subject to applicable law, at any time after the Completion of the Exchange Offer or the subsequent offering period, as applicable, to cause Alcatel Lucent to redeem at par value plus accrued interests from the date the interest was last paid, to the date set for the early redemption all of the outstanding 2018 OCEANEs, 2019 OCEANEs or 2020 OCEANEs, if less than 15% of the issued OCEANEs of any such series remain outstanding.

If Nokia owns less than 95% of the share capital and voting rights of Alcatel Lucent immediately after the Completion of the Exchange Offer or, if applicable, the subsequent offering period for the Exchange Offer, then Nokia reserves the right, subject to applicable law, to (i) commence a buy-out offer for the Alcatel Lucent Securities it does not own on the relevant date pursuant to Article 236-3 of the AMF General Regulation if at any time after the Completion of the Exchange Offer it owns 95% or more of the voting rights of Alcatel Lucent, (ii) commence at any time a simplified offer for the Alcatel Lucent securities it does not own on the relevant date pursuant to Article 233-1 et seq. of the AMF General Regulation, (iii) cause Alcatel Lucent to be merged into Nokia or an affiliate thereof, contribute assets to, merge certain of its subsidiaries with, or undertake other reorganizations of, Alcatel Lucent. In addition, Nokia intends to request to delist Alcatel Lucent Shares and OCEANEs from Euronext Paris and to seek to delist Alcatel Lucent ADSs from the NYSE, whether or not Alcatel Lucent Shares have been delisted from Euronext Paris, and, when possible, to deregister Alcatel Lucent Shares and Alcatel Lucent ADSs under the U.S. Securities Exchange Act of 1934 or (iv) take any other steps to consolidate its ownership of Alcatel Lucent.

Nokia does not currently intend to structure any of the foregoing steps so that it would result in the OCEANEs becoming convertible bonds of Nokia Corporation, becoming debt obligations of Nokia Corporation or otherwise convertible into Nokia Shares or Nokia ADSs after the Completion of the Exchange Offer.

As of the date of this Listing Prospectus, Nokia does not have any current definitive plans to take any of the actions identified in paragraph (iii) or (iv) above. Should any such plans develop, Nokia will disclose them in due course and in accordance with applicable law.

Pursuant to French law and the AMF General Regulation, a buy-out offer is a public tender offer filed with the AMF by a shareholder holding, alone or in concert, at least 95% of the share capital and voting rights of a listed company and made for all the remaining outstanding securities of the company. The primary differences between an Exchange Offer and a buy-out offer are that in the buy-out offer Nokia and Alcatel Lucent would file a joint offer document with the AMF, the period of time during which the shareholders may tender their securities generally would be 10 French trading days (instead of 25 French trading days), and the squeeze-out would be implemented immediately after the buy-out offer if the 95% share capital and voting rights threshold is met.

Pursuant to French law and the AMF General Regulation, the consideration offered in a buy-out offer may be shares or cash. The consideration in a buy-out offer would be determined in the same manner as in a squeeze out (see above).

Nokia believes that a buy-out offer conducted pursuant to Article 236-3 of the AMF General Regulation would constitute a tender offer for the purposes of the U.S. securities laws. Accordingly, Nokia would structure any such offer in accordance with the applicable U.S. securities laws and regulations or any available exemption. Nokia would fully assess and seek to reconcile (including by seeking any available regulatory relief) any difference between French law practice and the U.S. law and practice in each case applicable to the buy-out offer at that time.

Pursuant to French law and the AMF General Regulation, a simplified offer is a public tender offer filed with the AMF by a shareholder holding, directly or indirectly, alone or in concert, at least 50% of the share capital and voting rights of a listed company and made for all the remaining outstanding securities of such company. The primary differences between the Exchange Offer and a simplified offer are that in the simplified offer, the period of time during which the shareholders may tender their securities generally would be 10 French trading days (instead of 25 French trading days), and the tender of securities is irrevocable during the offer period and any subsequent offering period.

Pursuant to French law and the AMF General Regulation, the consideration offered in a simplified tender offer may be shares and/or cash. However, if in the twelve-month period before the offer is filed, the bidder, acting alone or in concert, has purchased for cash securities giving it more than 5% of the share capital or voting rights of the target company, the offer must include a cash alternative. The amount of the consideration is determined by the bidder and may not be lower than the volume weighted average share price over the 60 trading days preceding the filing or, as applicable, the announcement of the offer.

Nokia believes that a simplified offer conducted pursuant to Article 233-1 et seq. of the AMF General Regulation would constitute a tender offer for the purposes of the U.S. securities laws. Accordingly, Nokia would structure any such offer in accordance with the applicable U.S. securities laws and regulations or any available exemption. Nokia would assess and seek to reconcile (including by seeking any available regulatory relief) any difference between French law practice and the U.S. law and practice in each case applicable to the simplified offer at that time.

Ownership of more than 50% but less than 95% of Alcatel Lucent post completion of the Exchange Offer

If, at the completion of the Exchange Offer and the subsequent offering period, Nokia owns more than 50% but less than 95% of the share capital and voting rights of Alcatel Lucent, Nokia reserves the right to take any of the actions described above to consolidate its ownership of Alcatel Lucent.

For so long as Nokia continues to own less than 100% of Alcatel Lucent (including while it implements any of the actions to consolidate its ownership or if such steps are not entirely successful), Alcatel Lucent Securities not acquired by Nokia would remain outstanding and may continue to trade on the applicable securities exchange(s) and may remain registered with the SEC, unless Nokia is successful in its efforts to delist and deregister such Alcatel Lucent Securities as described elsewhere in this Listing Prospectus.

Holders of any Alcatel Lucent Securities not owned by Nokia will continue to have rights under French law described in the section “Shares and Share Capital—Nokia—Comparison of Rights of Holders of Nokia Shares and Alcatel Lucent Shares” of this Listing Prospectus. In addition, depending on Nokia’s level of ownership of the Alcatel Lucent Shares, it would be able to implement any transaction requiring majority and may be able to implement any transaction requiring a two-thirds vote of the Alcatel Lucent Shares, as described in the section “Shares and Share Capital—Nokia—Comparison of Rights of Holders of Nokia Shares and Alcatel Lucent Shares” of this Listing Prospectus.

Also, for so long as Nokia owns less than 100% of the Alcatel Lucent Securities, its ability to integrate Alcatel Lucent’s operations with Nokia may be limited by the applicable provisions of French corporate law. In particular, pursuant to French corporate law, any transaction between Alcatel Lucent and Nokia which is neither in the ordinary course nor on an arm’s-length basis would be subject to the prior approval of Alcatel Lucent’s Board of Directors (with the Nokia-nominated directors unable to vote on the resolution) and would also need to be subsequently ratified by Alcatel Lucent’s General Meeting of Shareholders (with Nokia unable to vote on the resolution and its Alcatel Lucent Shares excluded from the quorum). However, Nokia, as an Alcatel Lucent shareholder, would be allowed to vote its Alcatel Lucent Shares with respect to any shareholder resolution to merge Alcatel Lucent and Nokia or any of its subsidiaries. Nokia does not anticipate that any such limitations would have a significant effect on its ability to implement its intentions over the twelve-month period immediately after the successful Completion of the subsequent offering period, as outlined in this section.

Integration and Reorganization

The strategic direction of Alcatel Lucent will be to continue to offer leading solutions in Alcatel Lucent’s business lines by taking advantage of the increased customer base attributable to the combination of Nokia and Alcatel Lucent. Nokia intends to integrate Alcatel Lucent into the Nokia Group as soon as possible if the Exchange Offer is successful. In addition, if the Exchange Offer is successful, Nokia intends to propose changes to the composition of the Alcatel Lucent Board of Directors. The composition of the Alcatel Lucent Board of Directors will take into account the new share ownership structure of Alcatel Lucent and in particular, the ownership level of Nokia.

It is currently expected that after the Exchange Offer, Nokia Networks’ business would be conducted through four business groups: Mobile Networks, Fixed Networks, Applications & Analytics and IP/Optical Networks. These business groups would provide an end-to-end portfolio of products, software and services to enable the Combined Company to deliver the next generation of leading networks solutions and services to customers. Alongside these, Nokia Technologies would continue to operate as a separate business group. Each business group would have strategic, operational and financial responsibility for its portfolio and would be fully accountable for meeting its targets. The four Networks business groups would have a common Integration and Transformation Office to drive synergies and to lead integration activities. The business group leaders would report directly to Nokia’s President and Chief Executive Officer:

•	Mobile Networks (MN) would include Nokia’s and Alcatel Lucent’s comprehensive Radio portfolios and most of their converged Core network portfolios including IMS/VoLTE and Subscriber Data Management, as well as the associated mobile networks-related Global Services business. This unit would also include Alcatel Lucent’s Microwave business and all of the Combined Company’s end-to-end Managed Services business. Through the combination of these assets, Mobile Networks would provide leading end-to-end mobile networks solutions for existing and new platforms, as well as a full suite of professional services and product-attached services;

•	Fixed Networks (FN) would comprise the current Alcatel Lucent Fixed Networks business, whose cutting-edge innovation and market position would be further supported through strong collaboration with the other business groups. This business group would provide copper and fiber access products and services to offer customers ultra-broadband end-to-end solutions to transform their networks, deploying fiber to the most economical point;

•	Applications & Analytics (A&A) would combine the Software and Data Analytics related operations of both companies. This comprehensive applications portfolio would include Customer Experience Management, OSS as distinct from network management such as service fulfilment and assurance, Policy and Charging, services, Cloud Stacks, management and orchestration, communication and collaboration, Security Solutions, network intelligence and analytics, device management and Internet of Things connectivity management platforms. CloudBand would also be housed in this business group, which would drive innovation to meet the needs of a convergent, Cloud-centric future;

•	IP/Optical Networks (ION) would combine the current Alcatel Lucent IP Routing, Optical Transport and IP video businesses, as well as the software defined networking (SDN) start-up, Nuage, plus Nokia’s IP partner and Packet Core portfolio. This business group would continue to drive Alcatel Lucent’s technology leadership, building large scale IP/Optical infrastructures for both service providers and, increasingly, web-scale and tech centric enterprise customers;

•	Nokia Technologies (TECH) would remain as a separate entity with a clear focus on licensing and the incubation of new technologies. Nokia Technologies would continue to have its own innovation, product development and go-to-market operations.

Nokia expects to align its financial reporting under two key areas: Nokia Technologies and the Networks business. The Networks business would comprise the business groups of Mobile Networks, Fixed Networks, Applications & Analytics and IP/Optical Networks. Nokia also expects to provide selective financial data separately for each of the four Networks business groups to ensure transparency for investors over the performance of each of them.

Nokia ADS Conversion

Nokia has agreed with Citibank, N.A., Nokia’s ADS depositary, that, if the Exchange Offer is successful, the ADS depositary will not charge any ADS issuance fees for the issuance of new Nokia ADSs upon deposit of Nokia Shares for a period of thirty calendar days beginning on the U.S. business day following the settlement of the subsequent offering period or, if there is no subsequent offering period, the settlement of the Exchange Offer. Pursuant to this arrangement, existing and new holders of Nokia Shares would, subject to compliance with the terms of the Nokia ADS deposit agreement, be able to convert their Nokia Shares into Nokia ADSs during such period without any ADS issuance fees.

THE MEMORANDUM OF UNDERSTANDING

The following is a summary of certain provisions of the Memorandum of Understanding. This summary is qualified in its entirety by reference to the Memorandum of Understanding, which is included in this Listing Prospectus as Annex B. This summary may not contain all the information about the Memorandum of Understanding that is important to the respective holders of Nokia Shares and Alcatel Lucent Securities and the reader of this Listing Prospectus should read the Memorandum of Understanding in its entirety.

The Memorandum of Understanding contains representations, warranties and covenants by each of Nokia and Alcatel Lucent. These representations and warranties were made solely for the benefit of the other party to the Memorandum of Understanding and (i) were not intended to be treated as categorical statements of fact, but rather as a way of allocating the risk to one of the parties if those statements prove to be inaccurate; (ii) may have been qualified in the Memorandum of Understanding by disclosures that were made to the other party in connection with the negotiation of the Memorandum of Understanding; (iii) may apply contract standards of “materiality” that are different from “materiality” under the applicable securities laws; and (iv) were made only as of the date of the Memorandum of Understanding, the French Offer filing date or such other date or dates as may be specified in the Memorandum of Understanding. Information concerning the subject matter of the representations, warranties and covenants may change after the date of the Memorandum of Understanding, which subsequent information may or may not be fully reflected in public disclosures. In addition, such representations, warranties and covenants may have been qualified by certain disclosures not reflected in the text of the Memorandum of Understanding and may apply standards of materiality and other qualifications and limitations in a way that is different from what may be viewed as material by holders of Nokia Shares and/or Alcatel Lucent Securities. Only Nokia and Alcatel Lucent are parties to the Memorandum of Understanding, which does not confer any rights upon or give any causes of action to the holders of Alcatel Lucent Securities or the holders of Nokia Shares. Neither holders of Nokia Shares or Alcatel Lucent Securities nor any other third parties should rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or conditions of Alcatel Lucent, Nokia, or any of their respective subsidiaries or affiliates.

Nokia acknowledges that, notwithstanding the inclusion of the foregoing cautionary statements, it is responsible for considering whether additional specific disclosures of material information regarding material contractual provisions are required to make the statements in this Listing Prospectus not misleading.

The Exchange Offer

The Memorandum of Understanding provides that the Exchange Offer is being conducted on the terms and subject to the Conditions (as defined in the section “The Exchange Offer—Terms of the Exchange Offer—Conditions to the Exchange Offer”) set forth in the section “The Exchange Offer” of this Listing Prospectus.

Additional Exchange Mechanisms

In accordance with the additional exchange mechanisms described in the Memorandum of Understanding, Nokia and Alcatel Lucent established the acceleration and liquidity mechanism described in the section “The Exchange Offer—Treatment of Alcatel Lucent Stock Options and Alcatel Lucent Performance Shares” in this Listing Prospectus.

Representations and Warranties

Under the Memorandum of Understanding, each of Nokia and Alcatel Lucent makes customary and generally reciprocal representations and warranties to the other party with respect to: organization, good standing and qualification; capitalization; corporate authority; non-contravention; required consents; reports; financial statements; internal control and disclosure control; and absence of certain changes and litigation.

Alcatel Lucent also makes customary representations and warranties to Nokia with respect to certain matters relating to intellectual property and legal compliance.

French Group Committee Consultation

In accordance with the Memorandum of Understanding and applicable law, Alcatel Lucent’s French Group Committee (Comité de Groupe France) consultation process was completed and the French Group Committee issued its opinion on June 1, 2015. On June 4, 2015, following the issuance of the French Group Committee opinion, the Alcatel Lucent Board of Directors issued a statement expressing its full support for the proposed combination with Nokia. Refer to the section “The Alcatel Lucent Transaction—Reasons for the Alcatel Lucent Board of Director’s View on the Exchange Offer” for more information on the view of the Alcatel Lucent Board of Directors on the Exchange Offer.

Consents and Approvals

Nokia and Alcatel Lucent have agreed to cooperate to obtain all regulatory consents in connection with the Exchange Offer. Each of Nokia and Alcatel Lucent also agreed to use its reasonable best efforts to take all actions and to do all things necessary or advisable under applicable law to consummate the Exchange Offer.

Nokia has received all regulatory approvals required for the implementation of the Exchange Offer pursuant to the Memorandum of Understanding prior to the filing of the French Offer with the AMF. Refer to the section “The Exchange Offer—Legal Matters; Regulatory Approvals” of this Listing Prospectus.

Conduct of the Business Pending the Exchange Offer

The Memorandum of Understanding provides that from the date of the Memorandum of Understanding until the earlier to occur of the Exchange Offer completion date or the termination of the Memorandum of Understanding, except as subject to customary conditions and consents, each of Nokia and Alcatel Lucent has agreed to conduct the business of Nokia or Alcatel Lucent, as applicable, and their respective subsidiaries in the ordinary course consistent with past practice.

During the same time period, each of Nokia and Alcatel Lucent has agreed (subject to certain exceptions) not to (i) make any material amendment to its organizational documents; (ii) split, combine or reclassify its outstanding shares; (iii) declare, set aside or pay any type of dividend, whether payable in cash, share or property, in respect of its shares; or (iv) launch any repurchase program with respect to its shares not publicly announced as of the date of the Memorandum of Understanding.

During the same time period, each of Nokia and Alcatel Lucent has agreed (subject to certain exceptions) not to and to cause its subsidiaries not to:

(a)	(i) issue, sell, or dispose of any of its shares or its subsidiaries’ shares, or (ii) pledge or create a lien, in each of cases (i) and (ii) with respect to (A) any of its shares or of its subsidiaries’ shares, (B) any securities convertible into or exchangeable or exercisable for its shares or any of its subsidiaries’ shares, (C) any options, warrants, calls, commitments or rights of any kind to acquire, its shares or any of its subsidiaries’ shares, or (D) any bonds, debentures, notes or other obligations the holders of which have the right to vote (or convertible into or exercisable for securities having the right to vote) with its shareholders or its subsidiaries’ shareholders on any matter;

(b)	incur any long-term indebtedness for borrowed money (including any guarantee of such indebtedness);

(c)	in one or several transactions, transfer, exchange, swap or otherwise create a material lien on or dispose (whether by way of merger, consolidation, sale of shares or assets, or otherwise) of any material portion of its consolidated assets, including shares of its subsidiaries; and

(d)	in one or several transactions, acquire (whether by merger, consolidation, purchase or otherwise) any person or assets.

In addition, during the same time period Alcatel Lucent has agreed not to and to cause its subsidiaries not to (subject to certain exceptions):

(a)	(i) settle or agree to a compromise in respect of certain material claims or litigation, or (ii) (A) modify, amend or terminate certain material contracts, or (B) waive, release or assign any material rights or claims under any of such contracts;

(b)	enter into certain “non-compete” or similar contracts;

(c)	abandon, fail to maintain or assign any material intellectual property; and

(d)	enter into certain material arrangements that in certain circumstances would purport to have a binding effect on Nokia or any of its direct or indirect subsidiaries (other than Alcatel Lucent and its subsidiaries) or any of their respective patents.

Until the settlement of the initial offering period Nokia and Alcatel Lucent have agreed not to declare, set aside or pay any dividends, subject to exceptions for, among other things, (i) for Alcatel Lucent, dividends which may be anticipated pursuant to the disposition of Alcatel-Lucent Submarine Network, if any and (ii) for Nokia, (x) distributions which may be anticipated to be paid in 2015 in the ordinary course of business and consistent with past practices and which are limited to an aggregate amount of EUR 0.14 per Nokia Share or (y) distributions of special dividends in cash in an amount not exceeding in the aggregate EUR 1 000 000 000).

Nokia Shareholder Meeting

Pursuant to the Memorandum of Understanding, the Nokia Board of Directors resolved on October 22, 2015 to convene an Extraordinary General Meeting of Nokia Shareholders to consider and vote on the resolution contemplated by the Nokia Shareholder Approval and the election of Louis R. Hughes, Jean C. Monty and Olivier Piou to the Nokia Board of Directors, as more fully described in the section “The Alcatel Lucent Transaction—Nokia Shareholder Meeting” of this Listing Prospectus.

No Solicitation of Alternate Proposals

The Memorandum of Understanding provides that, during the term of the Memorandum of Understanding, Alcatel Lucent undertakes:

(a)	not to and to cause its subsidiaries not to and to use its reasonable best efforts to cause its and its subsidiaries’ senior officers, directors or representatives not to:

i.	initiate, solicit, induce, or take any action with a view to facilitate or encourage, any inquiries, proposals or offers that constitute, or would reasonably be expected to lead to, an Alternate Proposal (as defined below);

ii.	engage or otherwise participate in any discussions or negotiations (including by way of furnishing non-public information or granting access to any of the properties or assets of Alcatel Lucent or its subsidiaries) with any person relating to any inquiries, proposals or offers that constitute, or would reasonably be expected to lead to, an Alternate Proposal;

iii.	accept, approve, endorse or recommend any Alternate Proposal;

iv.	approve or recommend or execute or enter into, any letter of intent, agreement in principle, memorandum of understanding, tender offer agreement, merger agreement, acquisition agreement, business combination agreement, joint venture agreement, option agreement or other similar agreement in respect of any Alternate Proposal; or

v.	propose publicly or agree to do any of the foregoing related to any Alternate Proposal; and

(b)	to promptly after becoming aware of a receipt of an Alternate Proposal or of any request for non-public information or inquiry relating to Alcatel Lucent by any person or a group of persons who has or would reasonably be expected to make any Alternate Proposal, provide Nokia with notice of the terms and conditions of such Alternate Proposal, request or inquiry.

Notwithstanding the foregoing, if at any time Alcatel Lucent receives a bona fide written Alternate Proposal or any written request for non-public information or inquiry relating to Alcatel Lucent by any person or group of persons who has or is expected to make any bona fide written Alternate Proposal, in each case that the Alcatel Lucent Board of Directors determines in good faith constitutes or is reasonably likely to lead to a Superior Proposal (as defined below), Alcatel Lucent may engage in any of the actions described in paragraph (a)(ii) above provided that (i) the person or group of persons making such Alternate Proposal or request, as applicable, for non-public information or inquiry has signed a confidentiality agreement with Alcatel Lucent on terms not less restrictive in any material respect on such person or group of persons than the confidentiality agreement between Nokia and Alcatel Lucent and containing (A) no exclusivity provision or provision (unless waived by such person) inconsistent with the terms of the no solicitation provision of the Memorandum of Understanding and (B) a standstill provision of a duration of at least one year (subject to customary exceptions), and (ii) all information which is provided to such person or group of persons but was not previously provided to Nokia must be provided to Nokia as promptly as practicable.

“Alternate Proposal” with respect to Alcatel Lucent means any offer or proposal for, or any indication of interest in by any person or group of persons, in one or a series of related transactions (other than the Exchange Offer) involving (i) any direct or indirect acquisition or purchase of (A) the Alcatel Lucent Securities that would result in any person or a group of persons owning 15% or more of the Alcatel Lucent Shares (either directly or after conversion or exercise of such Alcatel Lucent Securities) or (B) assets of Alcatel Lucent or any of its subsidiaries, including by way of the acquisition or purchase of, or subscription to, any class of equity securities or voting rights of any of its subsidiaries, that represent (or generate) 15% or more of the consolidated gross revenue, consolidated EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization) or consolidated gross assets of Alcatel Lucent, as presented in the most recent audited annual consolidated financial statements of Alcatel Lucent; or (ii) any merger, reorganization, restructuring, contribution, share exchange, consolidation, business combination, joint venture, recapitalization, liquidation, dissolution or similar transaction involving Alcatel Lucent or any of its subsidiaries or any of their respective assets meeting the tests set forth in prong (i)(B) of this definition, but with the exception of (x) intra-group reorganizations and transactions or (y) any transfer, sale, disposition, exchange or distribution of all or part of Alcatel Lucent’s interest in Alcatel Lucent Submarine Networks in accordance with the terms of the Memorandum of Understanding, provided that such transfer, sale, disposition, exchange or distribution does not involve or require the issuance of any Alcatel Lucent Shares.

“Superior Proposal” means any bona fide written Alternate Proposal from any person or group of persons (provided that, for the purpose of this definition, all references to “15%” in the definition of “Alternate Proposal” are replaced by “30%” with respect to prong (i)(A) of the Alternate Proposal definition and are replaced by “50%” with respect to prong (i)(B) of the Alternate Proposal definition) that the Alcatel Lucent Board determines in good faith (after consultation with its outside legal counsel and financial advisors in each case of international repute) (i) to be more favorable to Alcatel Lucent, the holders of the Alcatel Lucent Securities and the other stakeholders of Alcatel Lucent than the Exchange Offer, taking into account, among other things, (x) all legal, financial, regulatory, timing, financing and other aspects of the Alternate Proposal, the Memorandum of Understanding and the Exchange Offer on the terms described in the Memorandum of Understanding (including the respective conditions to and the respective expected timing and risks of consummation), (y) any improved terms that Nokia may have offered pursuant to and in accordance with the Memorandum of Understanding (as described further below), and (z) the corporate interest (intérêt social) of Alcatel Lucent and (ii) the Alcatel Lucent Board determines in good faith (after consultation with its outside legal counsel and financial advisors in each case of international repute) that failure to pursue such Alternate Proposal would be inconsistent with its fiduciary duties under applicable law.

Alcatel Lucent Board Recommendation and Related Matters

It is expected that prior to the commencement of the Exchange Offer, the Board of Directors of Alcatel Lucent would issue its reasoned opinion with respect to the Exchange Offer expressing its formal views on the Exchange Offer and making a recommendation to the holders of the Alcatel Lucent Securities with respect to the Exchange Offer (the “Alcatel Lucent Board Recommendation”).

In addition to the Alcatel Lucent Board Recommendation, the Board of Directors of Alcatel Lucent has approved the Memorandum of Understanding on April 15, 2015 and, following the issuance of the French Group Committee opinion, issued a statement on June 4, 2015, expressing its full support for the proposed combination with Nokia.

Change in Alcatel Lucent Board Recommendation

Except as described below, after the date of this Listing Prospectus Alcatel Lucent agreed not to make a Change in Alcatel Lucent Board Recommendation (as defined below). Alcatel Lucent is permitted to:

(a)	at any time make a Change in Alcatel Lucent Board Recommendation in response to the receipt of any bona fide written Alternate Proposal that the Alcatel Lucent Board determines in good faith constitutes a Superior Proposal. Unless such Superior Proposal is in the form of a formal offer filed and cleared with the AMF, prior to the Alcatel Lucent Board making such a Change in Alcatel Lucent Board Recommendation, Alcatel Lucent agreed to send a written notice thereof to Nokia. Upon receipt of such notice by Nokia, Alcatel Lucent agreed, upon the request of Nokia in its sole discretion, to negotiate in good faith with Nokia during a period of five days on which banking institutions are open for regular business in Finland, France and the United States which is not a Saturday, a Sunday or a public holiday (each a “MoU Business Day”) from the date on which Nokia received such notice with respect to any changes to the terms of Memorandum of Understanding or the Exchange Offer irrevocably offered by Nokia. If the Alcatel Lucent Board determines in good faith (after consultation with its outside legal counsel and financial advisors in each case of international repute), after giving effect to such changes as are irrevocably offered by Nokia, that such Alternate Proposal (i) continues to constitute a Superior Proposal and (ii) the failure to make a Change in Alcatel Lucent Board Recommendation in response to such Superior Proposal would be inconsistent with its fiduciary duties under applicable law, then Alcatel Lucent may make a Change in Alcatel Lucent Board Recommendation in response to such Superior Proposal; and

(b)	at any time following reasonable notice to Nokia, make a Change in Alcatel Lucent Board Recommendation in response to a material adverse effect with respect to Nokia, if the Alcatel Lucent Board determines in good faith (after consultation with its outside legal counsel and financial advisors in each case of international repute) that its failure to do so would be inconsistent with its fiduciary duties under applicable law.

“Change in Alcatel Lucent Board Recommendation” means, at any time following the issuance of the Alcatel Lucent Board Recommendation, Alcatel Lucent (through the Alcatel Lucent Chief Executive Officer or the Chairman of the Alcatel Lucent Board) or the Alcatel Lucent Board (i) withdrawing, amending, qualifying or modifying, or publicly proposing to withdraw, amend, qualify or modify, the Alcatel Lucent Board Recommendation in a manner materially adverse to Nokia, (ii) approving or recommending any Alternate Proposal, including by making any public statements that expressly and unequivocally support any Alternate Proposal, or (iii) failing, upon the request of Nokia, to recommend against any publicly announced bona fide and credible Alternate Proposal within ten MoU Business Days after the initial public announcement thereof, provided that any material change in price or any other material term of such Alternate Proposal shall be deemed to be a new Alternate Proposal for purposes of this clause (iii); and provided further that, with respect to any action or inaction of the Alcatel Lucent Chief Executive Officer or the Chairman of the Alcatel Lucent Board (without the consent of the Alcatel Lucent Board), none of clauses (i), (ii) or (iii) constitute a Change in Alcatel Lucent Board Recommendation if the Alcatel Lucent Board, within two MoU Business Days of the relevant action or inaction, issues a statement expressly and unequivocally rejecting such action or inaction and re-issuing the Alcatel Lucent Board Recommendation.

Nokia Board Recommendation

The Nokia Board of Directors has undertaken to determine, subject to its fiduciary duties under applicable law and the terms and conditions of the Memorandum of Understanding, to recommend that the Nokia shareholders vote in favor of the resolution presented to them to approve the authorization for the Nokia Board of Directors to issue such number of new Nokia Shares as may be necessary for delivering the Nokia Shares offered in consideration for the Alcatel Lucent Securities tendered into the Exchange Offer and the appointment of the three members of the Nokia Board of Directors identified jointly by the Corporate Governance & Nomination Committee of the Nokia Board of Directors and by Alcatel Lucent, in each case subject to the Completion of the Exchange Offer (the “Nokia Board Recommendation”). The Nokia Board of Directors announced the Nokia Board Recommendation on October 22, 2015.

Change in Nokia Board Recommendation

Except as set forth below, the Nokia Board of Directors agreed not to make a Change in Nokia Board Recommendation (as defined below). Notwithstanding the foregoing, at any time prior to the Nokia shareholder vote with respect to the Nokia Shareholder Approval, the Nokia Board of Directors may make a Change in Nokia Board Recommendation in response to a Nokia Intervening Event (as defined below) if it determines in good faith that its failure to do so would be inconsistent with its fiduciary duties under applicable law, after giving effect to such changes as are offered by Alcatel Lucent within ten MoU Business Days after receiving the notice thereof to address such Nokia Intervening Event. Prior to the Nokia Board of Directors making a Change in Nokia Board Recommendation, Nokia agreed to send a written notice to Alcatel Lucent that Nokia intends to take such action. Upon receipt of such notice by Alcatel Lucent, Nokia agreed, upon the request of Alcatel Lucent in its sole discretion, to negotiate in good faith with Alcatel Lucent during a period of ten MoU Business Days from the date on which Alcatel Lucent received such notice with respect to any changes to the terms of the Memorandum of Understanding or the Exchange Offer irrevocably offered by Alcatel Lucent. If the Nokia Board of Directors determines in good faith (after consultation with its outside legal counsel and financial advisors in each case of international repute), after giving effect to such changes as are irrevocably offered by Alcatel Lucent, that its failure to make a Change in Nokia Board Recommendation in connection with such Nokia Intervening Event continues to be inconsistent with its fiduciary duties under applicable law, then Nokia may make a Change in Nokia Board Recommendation in connection with such Nokia Intervening Event.

“Change in Nokia Board Recommendation” means Nokia (through the Nokia President and Chief Executive Officer or the Chairman of the Nokia Board of Directors) or the Nokia Board of Directors (i) at any time withdrawing, amending, qualifying or modifying, or publicly proposing to withdraw, amend, qualify or modify, the Nokia Board Recommendation in a manner materially adverse to Alcatel Lucent or the holders of the Alcatel Lucent Securities provided that, with respect to any action or inaction of the Nokia President and Chief Executive Officer or the Chairman of the Nokia Board of Directors (without the consent of the Nokia Board of Directors), none of the foregoing shall constitute a Change in Nokia Board Recommendation if the Nokia Board of Directors, within two MoU Business Days of the relevant action or inaction, issues a statement expressly and unequivocally rejecting such action or inaction and re-issuing the Nokia Board Recommendation or (ii) at the time Nokia convenes or holds the Nokia General Meeting, the Nokia Board of Directors failing to reiterate the Nokia Board Recommendation.

“Nokia Intervening Event” means any change, condition, effect, event or occurrence that is unknown to and not reasonably foreseeable by the Nokia Board of Directors on the date of the Memorandum of Understanding, which change, condition, effect, event or occurrence becomes known to the Nokia Board of Directors prior to obtaining the Nokia Shareholder Approval; provided, however, that none of the following (or the consequences thereof) will constitute a Nokia Intervening Event: (i) any action taken by any party pursuant to the Memorandum of Understanding or in connection with the transactions contemplated by the Memorandum of Understanding; (ii) any changes in the market price or trading volume of the Alcatel Lucent Securities or the Nokia Shares or the respective credit ratings of Alcatel Lucent or Nokia; (iii) the receipt, existence of or terms of any proposal by a third party to acquire (directly or indirectly) an interest, assets, securities or enter into an arrangement (including any merger, reorganization, restructuring, contribution, share exchange, consolidation, business combination, joint venture, recapitalization, liquidation, dissolution or similar transaction) in respect of Nokia or any of Nokia’s subsidiaries or any inquiry relating thereto, or the implementation of any such arrangements; (iv) any change, condition, effect, event or occurrence relating to the transactions contemplated by the Memorandum of Understanding; or (v) any change, condition, effect, event or occurrence referred to in clauses (i) through (ix) of the definition of “Material Adverse Effect” (as set forth in the Memorandum of Understanding).

Indemnification and D&O Insurance

Subject to the Completion of the Exchange Offer and for six years following the Completion of the Exchange Offer, Nokia agreed to cause Alcatel Lucent or its subsidiaries to indemnify and provide advancement of expenses to all past and present directors and senior officers of Alcatel Lucent on terms not less favorable to such director or senior officer than those provided to him or her by Alcatel Lucent or its subsidiaries on the date of the Memorandum of Understanding. The preceding indemnity provision will be deemed satisfied if Alcatel Lucent or Nokia purchase a six-year “tail” prepaid policy on the relevant terms.

Conditions to the Filing of the French Offer

Pursuant to the Memorandum of Understanding, the filing of the French Offer with the AMF is subject to certain customary conditions precedent, including the following:

•	absence of injunction or law in effect immediately prior to the filing of the French Offer making illegal, restraining, enjoining or otherwise prohibiting the Exchange Offer;

•	receipt of competition approvals including (i) expiration or termination of the waiting period pursuant to the Hart-Scott-Rodino Antitrust Improvements Act of 1976, (ii) approval pursuant to Council Regulation (EC) No. 139/2004, and (iii) approval pursuant to the merger control laws in the following countries: Brazil, Canada, China, India, Japan, Taiwan and Russia;

•	the authorization of the Ministry of Economy and Finance of the French Republic and the receipt of the required approval of the Committee on Foreign Investment in the United States;

•	accuracy of the representations and warranties of Alcatel Lucent, subject to a materiality standard;

•	performance of the covenants under the Memorandum of Understanding by Alcatel Lucent, subject to a materiality standard;

•	reiteration or issuance of the Alcatel Lucent Board Recommendation; and

•	absence of a continuing Material Adverse Effect (as defined in the Memorandum of Understanding) with respect to Alcatel Lucent.

All of the foregoing conditions are expected to have been satisfied or waived prior to the filing of the French Offer with the AMF.

Termination of the Memorandum of Understanding

The Memorandum of Understanding may be terminated by mutual agreement of Nokia and Alcatel Lucent.

After the commencement of the U.S. Offer, the Memorandum of Understanding may be terminated either by Nokia or Alcatel Lucent with a written notice to the other party (subject to certain exceptions):

(a)	if, pursuant to Article 232-11 of the AMF General Regulation, the French Offer has been withdrawn by Nokia, or the AMF has published a notice that the French Offer was not successful;

(b)	if any relevant governmental authority of competent jurisdiction shall have (i) denied in writing any regulatory consent required under the Memorandum of Understanding or (ii) enacted, issued, promulgated or granted any restricting law prohibiting the transaction contemplated by the Memorandum of Understanding;

(c)	if the Alcatel Lucent Board of Directors withdraws its support for the Exchange Offer in connection with a Superior Proposal; or

(d)	prior to the Completion of the Exchange Offer if the resolution related to the Nokia Shareholder Approval has been submitted at the Nokia Extraordinary General Meeting and the Nokia Shareholder Approval shall not have been validly obtained.

After the commencement of the Exchange Offer, the Memorandum of Understanding may be terminated by Nokia with a written notice to Alcatel Lucent (subject to certain exceptions) for any reason other than in connection with a Superior Proposal or in response to a material adverse effect with respect to Nokia if the Alcatel Lucent Board of Directors withdraws its support for the Exchange Offer.

After the commencement of the Exchange Offer, the Memorandum of Understanding may be terminated by Alcatel Lucent with a written notice to Nokia (subject to certain exceptions) if the Nokia Board of Directors makes a Change in Nokia Board Recommendation.

The Memorandum of Understanding contains certain other termination provisions that will expire prior to commencement of the U.S. Offer.

Even if the Memorandum of Understanding was terminated, such a termination would not automatically result in the withdrawal of the French Offer. According to Article 232-11 of the AMF General Regulation, an offeror may only withdraw its offer in limited circumstances.

Termination Fees

After the commencement of the Exchange Offer, Nokia may be obligated to pay to Alcatel Lucent:

(a)	EUR 150 million if the Memorandum of Understanding is terminated due to a failure to obtain Nokia Shareholder Approval;

(b)	EUR 300 million if the Memorandum of Understanding is terminated due to (i) Change in Nokia Board Recommendation or (ii) material breach by Nokia of the Memorandum of Understanding and Nokia or Nokia’s Board of Directors having taken deliberate action to frustrate the obtaining of the Nokia Shareholder Approval; or

(c)	EUR 400 million if the Memorandum of Understanding is terminated due to a relevant authority of competent jurisdiction having enacted or otherwise issued an injunction or a restricting law with respect to the Exchange Offer.

After the commencement of the Exchange Offer, Alcatel Lucent may be obligated to pay to Nokia:

(a)	EUR 300 million if the Memorandum of Understanding is terminated due to (i) Alcatel Lucent Board of Directors decision or measure leading to withdrawal of the French Offer pursuant to Article 232-11 of the AMF General Regulation or (ii) change in Alcatel Lucent Board Recommendation; or

(b)	EUR 300 million if (i) a certain type of an Alternate Proposal is publicly announced or otherwise communicated to Alcatel Lucent, (ii) Alcatel Lucent does not make a Change in Alcatel Lucent Board Recommendation, (iii) the Exchange Offer is terminated due to failure to satisfy the Minimum Tender Condition (which refers to the number of Alcatel Lucent Securities validly tendered in accordance with the terms of the Exchange Offer representing, on the date of announcement by the AMF of the results of the French Offer taking into account the results of the U.S. Offer, more than 50% of the Alcatel Lucent Shares on a fully diluted basis) and (iv) within 12 months of such termination, Alcatel Lucent enters into and consummates an agreement with respect to such Alternate Proposal with the person making such Alternate Proposal.

The Memorandum of Understanding contains certain other termination fee provisions that will expire prior to commencement of the U.S. Offer.

Standstill

Nokia and Alcatel Lucent agreed to reciprocal standstill periods, subject to customary exceptions, with respect to the other party’s securities following certain events of termination of the Memorandum of Understanding. The standstill periods would last until the longer of the 12-month anniversary of the termination date of the Memorandum of Understanding and the 18-month anniversary of the date of the Memorandum of Understanding.

Exchange Ratio Adjustment Mechanism

According to the Memorandum of Understanding, if between the date of the Memorandum of Understanding (i.e., April 15, 2015) and the settlement date of the Exchange Offer or, if any, the subsequent offering period (or the relevant settlement date with respect to any additional acceleration mechanism of options to acquire Alcatel Lucent Shares (“Alcatel Lucent Stock Options”) and plans for restricted stock granted by Alcatel Lucent (“Alcatel Lucent Performance Shares”)), (i) the outstanding Alcatel Lucent Shares or Nokia Shares are changed into a different number of shares or a different class by reason of any share dividend, subdivision, reclassification, split, reverse split, combination or exchange of shares, or (ii) Alcatel Lucent or Nokia resolve to pay any dividend (other than, with respect to Nokia, the ordinary dividend of 0.14 euros announced prior to the date of the Memorandum of Understanding, on January 29, 2015, and paid on May 21, 2015. It is specified that Nokia may, pursuant to the Memorandum of Understanding, pay other ordinary course cash dividends consistent with past practice or a special cash dividend in an amount of up to one billion euros without the prior consent of Alcatel Lucent but which would give rise to an adjustment) , or (iii) Alcatel Lucent or Nokia make any other distribution to its security holders or shareholders in each case with a record date before the settlement of the Exchange Offer or, if any, the subsequent offering period (or the relevant settlement date with respect to any additional acceleration mechanism of the Alcatel Lucent Stock Options and Alcatel Lucent Performance Shares plans), then the consideration offered to the holders of Alcatel Lucent Securities after such event pursuant to the Exchange Offer will be appropriately adjusted to provide to the holders of such Alcatel Lucent Securities the same economic effect as contemplated by the Memorandum of Understanding prior to such event.

THE EXCHANGE OFFER

Terms of the Exchange Offer

Nokia is offering, substantially upon the terms and subject to the Conditions (as defined below) described in this Listing Prospectus to acquire all of the Alcatel Lucent Securities through the Exchange Offer whereby Alcatel Lucent Securities will be exchanged for Nokia Shares or Nokia ADSs, as described below. The U.S. Offer will made pursuant to the tender offer statement on Schedule TO (the “Schedule TO”), and the French Offer pursuant to the French Offer Document.

As of the opening of the Exchange Offer, Nokia does not own, directly or indirectly, acting alone or in concert, any Alcatel Lucent Securities. As of the date of this Listing Prospectus, Nokia has not entered into any agreements to acquire Alcatel Lucent Securities outside of the Exchange Offer.

The Exchange Offer is comprised of the U.S. Offer and the French Offer.

The U.S. Offer is being made pursuant to the Schedule TO to all U.S. holders of outstanding Alcatel Lucent Shares, all holders of outstanding Alcatel Lucent ADSs, wherever located, and all U.S. holders of outstanding OCEANEs.

For every Alcatel Lucent Share validly tendered into, and not withdrawn from, the U.S. Offer, holders of Alcatel Lucent Shares will receive 0.55 Nokia Shares. For every Alcatel Lucent ADS validly tendered into, and not withdrawn from, the U.S. Offer, holders of Alcatel Lucent ADSs will receive 0.55 Nokia ADSs. For every OCEANE validly tendered into, and not withdrawn from, the U.S. Offer, holders of Alcatel Lucent OCEANEs will receive such number of Nokia Shares per one OCEANE that is based on the exchange ratio of 0.55 Nokia Shares per each Alcatel Lucent Share which would be issuable upon conversion or exchangeable upon exchange of the OCEANE at the conversion/exchange ratio which will apply on the date of commencement of the Exchange Offer. Holders of Alcatel Lucent ADSs located outside of the United States may participate in the U.S. Offer only to the extent the local laws and regulations applicable to those holders permit them to participate in the U.S. Offer.

The French Offer to exchange 0.55 Nokia Shares for every Alcatel Lucent Share, and 0.55 Nokia Shares per one OCEANE that is based on the exchange ratio of 0.55 Nokia Shares per each Alcatel Lucent Share which would be issuable upon conversion or exchangeable upon exchange of the OCEANE at the conversion/exchange ratio which will apply on the date of commencement of the Exchange Offer will be made pursuant to the French Offer Document available to holders of Alcatel Lucent Shares and OCEANEs who are located in France (holders of Alcatel Lucent Shares and OCEANEs who are located outside of France may not participate in the French Offer except if, pursuant to the local laws and regulations applicable to those holders, they are permitted to participate in the French Offer).

After Completion of the Exchange Offer and assuming that all Alcatel Lucent Securities are tendered into the Exchange Offer or the subsequent offering period, if any, former holders of Alcatel Lucent Securities are expected to own approximately 33.5% of the issued and outstanding Nokia Shares on a fully diluted basis.

Nokia’s obligation to exchange Nokia Shares for Alcatel Lucent Securities pursuant to the Exchange Offer is subject to the Conditions (as defined below) described under “—Conditions to the Exchange Offer” in this Listing Prospectus.

Holders of Alcatel Lucent Securities who tender their securities for Nokia Shares or Nokia ADSs pursuant to the Exchange Offer will not be obligated to pay any charges or expenses of the U.S. exchange agent, of the Nokia depositary or of the Alcatel Lucent depositary.

Holders whose Alcatel Lucent Securities are tendered for Nokia Shares or Nokia ADSs pursuant to the Exchange Offer by a broker, dealer, commercial bank, trust company or other nominee will be responsible for any fees or commissions such nominees may charge in connection with such tender. No commission will be paid by Nokia to any intermediary of Alcatel Lucent Security holders or any person soliciting the contribution of Alcatel Lucent Securities into the Exchange Offer. Holders of Alcatel Lucent Securities who tender their securities pursuant to the Exchange Offer will also be responsible for all governmental charges and taxes payable in connection with such tender.

Offer Period

The U.S. Offer is expected to commence on or about the same date as the French Offer following Nokia’s filing of the Schedule TO with the SEC. The U.S. Offer and withdrawal rights for tenders of Alcatel Lucent Shares and OCEANEs into the U.S. Offer will expire at the expiration date of the U.S. Offer (the “Expiration Date”), which date may be at the earliest 25 French trading days after the commencement of the French Offer, unless the U.S. Offer is extended. The ADS tender deadline for validly tendering and withdrawing Alcatel Lucent ADSs in the U.S. Offer will expire on the U.S. business day immediately preceding the Expiration Date, unless the U.S. Offer is extended (the “ADS Tender Deadline”).

Before the opening of the French Offer, the AMF and Euronext Paris will publish an opening notice and timetable of the French Offer (avis d’ ouverture et de calendrier) and a notice setting out the characteristics and the timetable of the French Offer, respectively.

Extension, Termination and Amendment

Pursuant to the Memorandum of Understanding, Nokia has agreed to ensure that, subject to applicable law, the period during which the U.S. Offer is open (which will be at least 20 U.S. business days) corresponds to the period during which the French Offer is open (including any extensions or subsequent offering periods in relation to the French Offer). According to Article 231-34 of the AMF General Regulation, during the offer period, only the AMF can extend the French Offer. The AMF may extend the French Offer period in certain circumstances, including if a competing offer is filed, if the terms of the French Offer are improved, if the AMF’s decision to clear the French Offer is being appealed, or in case it requires the amendment of the French Offer Document relating, in particular, to the legal, financial and accounting characteristics of Nokia or Alcatel Lucent, due to an omission or inaccuracy. Subject to the U.S. federal securities laws and the Memorandum of Understanding, Nokia expressly reserves the right to extend the U.S. Offer either to match the extension of the French Offer or otherwise.

Furthermore, Nokia may be required by the U.S. federal securities laws (including Rule 14e-1 under the U.S. Securities Exchange Act of 1934) to extend the U.S. Offer, if Nokia makes a material change to the terms of the U.S. Offer. For example, if Nokia changes the percentage of Alcatel Lucent Securities sought in the U.S. Offer or the exchange ratio applicable to the U.S. Offer within ten U.S. business days prior to the then-scheduled Expiration Date, the U.S. Offer will be extended so that it will expire no less than ten U.S. business days after the change is first published, sent or given to holders of Alcatel Lucent Securities in order to allow adequate dissemination and investor response to the change. If Nokia makes any other material change to the terms of the U.S. Offer or in the information concerning the U.S. Offer, or waives a material condition of the U.S. Offer, Nokia will extend the U.S. Offer, if required by applicable law, for a period sufficient to allow holders of Alcatel Lucent Securities to consider the amended terms of the U.S. Offer. Nokia will comply with Rule 14d-4(d)(2) under the U.S. Securities Exchange Act of 1934 in connection with material changes to the terms of the U.S. Offer. If Nokia is required to extend the U.S. Offer pursuant to the SEC rules and regulations, it intends to seek AMF’s consent to a corresponding extension of the French Offer. There is no guarantee that AMF would grant such consent, which may lead to different offering periods for the French Offer and the U.S. Offer.

To the extent permitted by applicable rules and regulations of the AMF and the SEC and subject to the Memorandum of Understanding, Nokia expressly reserves the right to, at any time and from time to time:

•	terminate or amend the U.S. Offer (and not accept at expiration of the offer period any Alcatel Lucent Securities) upon the failure of any of the Conditions (as defined below) described in this Listing Prospectus below under “—Conditions to the Exchange Offer”;

•	prior to the expiration of the offer period of the French Offer, revoke the French Offer in accordance with the AMF General Regulation with the prior approval of the AMF if (i) the Exchange Offer becomes without purpose, or (ii) (A) Alcatel Lucent adopted measures which modify its substance during the offer period or in case the Exchange Offer is successful, or (B) the measures taken by Alcatel Lucent render the continuation of the Exchange Offer particularly onerous. The French Offer may be revoked until the expiration of the French Offer. The AMF General Regulation does not define under which circumstances an offer becomes without purpose or is substantially modified or is particularly onerous. The assessment is made by the AMF on a case-by-case basis. Revocation of the French Offer would likely have a material adverse effect on the U.S. Offer, including the likely failure of the Minimum Tender Condition; and

•	waive any Condition (as defined below) or otherwise amend the Exchange Offer in any respect, provided that, under the AMF General Regulation, Nokia may not amend the terms of the French Offer in a manner adverse to the shareholders and any amendment must be made no later than five French trading days prior to the expiration of the French Offer period and requires the prior approval of the AMF. A waiver of a material condition or any other material change to the U.S. Offer, if that waiver or change occurs ten or five U.S. business days, as applicable, prior to the date the U.S. Offer is scheduled to expire, may also require the extension of the U.S. Offer as described above. Under the AMF General Regulation, if the Minimum Tender Condition is waived by Nokia, the Exchange Offer will lapse if Nokia fails to cross the Mandatory Minimum Acceptance Threshold (as defined in the section “—Conditions to the Exchange Offer”). In addition, pursuant to the Memorandum of Understanding, Nokia cannot, without the prior written consent of Alcatel Lucent, amend, modify, supplement or waive any term of the Exchange Offer or Condition (as defined below), other than the Minimum Tender Condition, in a manner materially adverse to Alcatel Lucent or the holders of Alcatel Lucent Securities.

In addition, as described further in “—Conditions to the Exchange Offer”, Nokia may waive the Minimum Tender Condition to any level above the Mandatory Minimum Acceptance Threshold at the time of announcement of the results of the French Offer by the AMF (taking into account the results of the U.S. Offer) without extending the Exchange Offer period.

To extend, terminate, waive a Condition (as defined below) to or amend the U.S. Offer, Nokia will notify the U.S. exchange agent by written notice or oral notice confirmed in writing. If Nokia determines to extend, terminate, waive a Condition (as defined below) to or amend the Exchange Offer, it will seek any required approval of the AMF and, upon such approval, or if such approval is not required, no later than 9:00 A.M., New York City time, on the next U.S. business day after such extension, termination, waiver or amendment, it will make public announcement thereof. Subject to applicable law (including Rule 14d-4(d)(1) under the U.S. Securities Exchange Act of 1934, which requires that any material change in the information published, sent or given to shareholders in connection with the U.S. Offer be promptly disseminated to security holders in a manner reasonably designed to inform security holders of that change) and without limiting the manner in which Nokia may choose to make any public announcement, Nokia does not assume any obligation to publish, advertise or otherwise communicate any public announcement of this type, as explained below, other than by issuing a public announcement. In addition, Nokia will post notice of any public announcement of this type on Nokia’s website at http://company.nokia.com/en/investors/financial-reports/filings-related-to-the-Alcatel-Lucent-transaction. The information on such website is not a part of this Listing Prospectus and is not incorporated by reference herein.

If Nokia extends the period of time during which the U.S. Offer is open, the U.S. Offer will expire at the latest time and date to which Nokia extends the Expiration Date or ADS Tender Deadline, as applicable. During any such extension, all Alcatel Lucent Securities validly tendered into, and not withdrawn from, the U.S. Offer prior to that date will remain subject to the holders’ right to withdraw their Alcatel Lucent Securities, except during the subsequent offering period, as discussed below. Holders of Alcatel Lucent Securities should read the discussion under “—Withdrawal Rights” for more information about their ability to withdraw tendered Alcatel Lucent Securities.

Subsequent Offering Period

A subsequent offering period is an additional period of time after Nokia has acquired Alcatel Lucent Securities in the Exchange Offer during which holders may tender, but not withdraw, Alcatel Lucent Securities and receive the Exchange Offer consideration. Pursuant to the Memorandum of Understanding, and according to Article 232-4 of the AMF General Regulation, if more than 50% but less than 95% of the share capital and voting rights of Alcatel Lucent have been tendered in and not withdrawn from the Exchange Offer, there will be a subsequent offering period for the French Offer. Under the AMF General Regulation, the subsequent offering period for the French Offer will begin no later than ten French trading days following the publication by the AMF of the results of the French Offer (taking into account the results of the U.S. Offer) and must last at least ten French trading days. Pursuant to the Memorandum of Understanding, Nokia has agreed to ensure that, subject to applicable law, the period during which the U.S. Offer is open corresponds to the period during which the French Offer is open (including subsequent offering periods in relation to the French Offer). If a subsequent offering period is provided, Nokia will publicly announce the results of the Exchange Offer, including the approximate number and percentage of Alcatel Lucent Securities tendered to date, no later than nine French trading days after the expiration of the Exchange Offer period and will thereafter begin the subsequent offering period in accordance with AMF General Regulation. Nokia expressly reserves the right in its sole discretion to conduct a subsequent offering period for the U.S. Offer either to match the subsequent offering period of the French Offer or otherwise. Nokia also expressly reserves the right, in is sole discretion, to extend the subsequent offering period for the U.S. Offer by giving oral or written notice to the U.S. exchange agent.

Pursuant to Rule 14d-7(a)(2) under the U.S. Securities Exchange Act of 1934, no withdrawal rights apply to Alcatel Lucent Securities tendered during a subsequent offering period and no withdrawal rights apply during the subsequent offering period with respect to the Alcatel Lucent Securities previously tendered in the U.S. Offer and accepted for exchange. The same consideration will be received by Alcatel Lucent Security holders tendering in the Exchange Offer or in a subsequent offering period. Refer to the section “Withdrawal Rights” of this Listing Prospectus.

Withdrawal Rights

Alcatel Lucent ADSs tendered into the U.S. Offer can be withdrawn at any time prior to the ADS Tender Deadline. However, these withdrawal rights will not be available following the expiration of the U.S. Offer and prior to the commencement of the subsequent offering period, if any. In addition, subject to satisfaction of all Conditions (as defined below) other than the Minimum Tender Condition, these withdrawal rights will not be available during the period that the securities tendered into the Exchange Offer are being counted. For a withdrawal of the holder’s Alcatel Lucent ADSs to be effective, the U.S. exchange agent must receive a timely written notice of withdrawal. Any such notice must specify the name of the person who tendered the Alcatel Lucent ADSs being withdrawn, the number of Alcatel Lucent ADSs being withdrawn and the name of the registered holder if different from that of the person who tendered such Alcatel Lucent ADSs.

If certificates evidencing Alcatel Lucent ADSs being withdrawn have been delivered or otherwise identified to the U.S. exchange agent, then, prior to the physical release of such certificates, (1) the U.S. exchange agent also must receive the name of the registered holder and the serial numbers of the particular certificate evidencing the Alcatel Lucent ADSs and (2) the signature(s) on the notice of withdrawal must be guaranteed by an eligible institution unless such Alcatel Lucent ADSs have been tendered for the account of an eligible institution. If Alcatel Lucent ADSs have been tendered pursuant to the procedure for book-entry transfer, any notice of withdrawal must specify the name and number of the account at the Depository Trust Company (“DTC”) to be credited with the withdrawal of the securities.

Alcatel Lucent Shares or OCEANEs tendered for exchange may be withdrawn at any time prior to the Expiration Date. However, these withdrawal rights will not be available following the expiration of the offer period and prior to the commencement of the subsequent offering period, if any. In addition, subject to satisfaction of all Conditions (as defined below) other than the Minimum Tender Condition, these withdrawal rights will not be available during the period that the securities tendered into the Exchange Offer are being counted. To withdraw previously tendered Alcatel Lucent Shares or OCEANEs, holders of Alcatel Lucent Securities should contact the French or non-French financial intermediary or nominee through whom they tendered regarding their withdrawal procedures. If holders of Alcatel Lucent Securities wish to withdraw their Alcatel Lucent Shares or OCEANEs, it is their responsibility to ensure that the financial intermediary that has been instructed to tender a holder’s Alcatel Lucent Shares or OCEANEs receives proper instruction to withdraw the tender of those Alcatel Lucent Shares or OCEANEs sufficiently in advance of the Expiration Date.

In addition, in accordance with U.S. securities laws, tendered Alcatel Lucent Securities may generally be withdrawn if they have not been accepted for exchange within 60 days after commencement of the U.S. Offer.

During any subsequent offering period no withdrawal rights will apply to Alcatel Lucent Securities tendered during such subsequent offering period, pursuant to Rule 14d-7(a)(2) under the U.S. Securities Exchange Act of 1934.

Nokia will decide all questions as to the form and validity (including time of receipt) of any notice of withdrawal in its sole discretion, and its decision will be final and binding. None of Nokia, the U.S. exchange agent, the information agent nor any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or will incur any liability for failure to give any such notification.

Any Alcatel Lucent Securities properly withdrawn will be deemed not to have been validly tendered for purposes of the Exchange Offer. However, a holder of Alcatel Lucent Securities may retender withdrawn Alcatel Lucent Securities by following one of the procedures discussed in the section of this Listing Prospectus “—Procedure for Tendering” at any time prior to the Expiration Date or the ADS Tender Deadline, as applicable, or during any subsequent offering period.

Conditions to the Exchange Offer

Nokia’s obligation to accept, and to exchange, any Alcatel Lucent Securities validly tendered into the Exchange Offer will be subject only to:

•	the satisfaction of the Minimum Tender Condition or, if waived by Nokia in its sole discretion, the crossing of the Mandatory Minimum Acceptance Threshold; and

•	the receipt of the Nokia Shareholder Approval;

collectively referred to as the “Conditions” and each a “Condition”.

For purposes of the Minimum Tender Condition, the “fully diluted” Alcatel Lucent Shares will be calculated as follows: (i) in the numerator, the sum of (A) all Alcatel Lucent Shares (including Alcatel Lucent Shares represented by ADSs) validly tendered into the Exchange Offer as of the Expiration Date and (B) all Alcatel Lucent Shares issuable upon conversion of the OCEANEs validly tendered into the Exchange Offer as of the Expiration Date taking into account the relevant OCEANEs’ conversion ratio applicable on the Expiration Date; and (ii) in the denominator, the sum of (A) all Alcatel Lucent Shares issued and outstanding (including Alcatel Lucent Shares represented by ADSs) as of the Expiration Date and (B) all Alcatel Lucent Shares issuable at any time prior to, on or after the Expiration Date upon the exercise of any outstanding options, warrants, convertible securities or rights to purchase, subscribe or be allocated, newly issued Alcatel Lucent Shares, including upon conversion of the OCEANEs (taking into account the relevant OCEANEs’ conversion ratio applicable on the Expiration Date), exercise of Alcatel Lucent Stock Options or acquisition of Alcatel Lucent Performance Shares.

Nokia, Alcatel Lucent and the holders of Alcatel Lucent Securities will not know whether the Mandatory Minimum Acceptance Threshold is satisfied before the publication by the AMF of the final results of the French Offer (taking into account the results of the U.S. Offer). At such time, Nokia shall determine, in its sole discretion, whether to waive the Minimum Tender Condition to any level at or above the Mandatory Minimum Acceptance Threshold.

•	Under the AMF General Regulation, Nokia may waive the Minimum Tender Condition until the date of publication by the AMF of the results of the French Offer (taking into account the results of the U.S. Offer). If Nokia waives the Minimum Tender Condition, set forth in Article 231-9 (II) of the AMF General Regulation, the Exchange Offer will lapse if, on the date of the expiration of the Exchange Offer period, Nokia does not hold a number of Alcatel Lucent Shares representing at least the Mandatory Minimum Acceptance Threshold (which refers to a number of Alcatel Lucent Shares representing more than 50% of the Alcatel Lucent share capital or voting rights, taking into account, if necessary, the Alcatel Lucent Shares resulting from the conversion of the OCEANEs validly tendered into the Exchange Offer).

•	If necessary to reach the Mandatory Minimum Acceptance Threshold, Nokia undertakes to convert a sufficient number of OCEANEs tendered into the Exchange Offer so that Nokia holds sufficient number of Alcatel Lucent Shares to cross the Mandatory Minimum Acceptance Threshold. The conversion of such OCEANEs will be deemed to have retroactive effect to the date of expiration of the Exchange Offer period for the purpose of calculating the Mandatory Minimum Acceptance Threshold.

The Mandatory Minimum Acceptance Threshold would be calculated as follows:

•	the numerator being the sum of (i) all Alcatel Lucent Shares validly tendered into the Exchange Offer (including Alcatel Lucent Shares represented by Alcatel Lucent ADSs) as of the Expiration Date and (ii) all Alcatel Lucent Shares issuable upon conversion of the OCEANEs validly tendered into the Exchange Offer as of the Expiration Date, taking into account the relevant OCEANE’s conversion ratio applicable on the Expiration Date, and (iii) all Alcatel Lucent Shares held in treasury by Alcatel Lucent as well as Alcatel Lucent Shares held by its subsidiaries; and

•	the denominator being the sum of (i) all Alcatel Lucent Shares issued and outstanding (including Alcatel Lucent Shares represented by Alcatel Lucent ADSs) as of the Expiration Date and (ii) all Alcatel Lucent Shares issuable upon conversion of the OCEANEs validly tendered into the Exchange Offer as of the Expiration Date, taking into account the relevant OCEANE’s conversion ratio applicable on the Expiration Date.

Nokia, Alcatel Lucent and the holders of Alcatel Lucent Securities will not know whether the Minimum Tender Condition is satisfied before the publication by the AMF of the final results of the French Offer (taking into account the results of the U.S. Offer).

Subject to the SEC rules and regulation (including the SEC rules that require that material changes of a condition be promptly disseminated to shareholders in a manner reasonably designed to inform them of such changes), Nokia expressly reserves the right, at any time, and from time to time, to waive the Minimum Tender Condition, by giving oral or written notice of the waiver to the U.S. exchange agent and by making a public announcement in accordance with the procedures outlined in “—Extension, Termination and Amendment” above. If the Minimum Tender Condition is waived by Nokia, the Exchange Offer will lapse if Nokia fails to cross the Mandatory Minimum Acceptance Threshold.

If the Mandatory Minimum Acceptance Threshold is not met, the Alcatel Lucent Securities tendered in the Exchange Offer will be returned to their owner, within three French trading days after the publication by the AMF of the results of the French Offer (taking into account the results of the U.S. Offer), without interest, compensation or any other payment which may be owed to the owners by Nokia.

In addition, in accordance with the French law and AMF General Regulation, Nokia may waive the Minimum Tender Condition to any level above the Mandatory Minimum Acceptance Threshold no later than five French trading days before the Expiration Date, in accordance with the provisions of Article 232-7 of the AMF General Regulation.

If Nokia elects to waive the Minimum Tender Condition at the time of announcement of the results of the French Offer by the AMF (taking into account the results of the U.S. Offer), Nokia would do each of the following:

•	announce that Nokia may waive or reduce the Minimum Tender Condition at least five U.S. business days before the Expiration Date;

•	disseminate such announcement through a press release and other methods reasonably calculated to inform U.S. holders of the Alcatel Lucent Securities of the possibility of a waiver or reduction;

•	the press release would state that the Minimum Tender Condition may be waived to 50% of the Alcatel Lucent share capital or voting rights (taking into account OCEANEs tendered into the Exchange Offer) on the date of the announcement of the results of the French Offer (taking into account the results of the U.S. Offer) in accordance with Article 231-9 of the AMF General Regulation;

•	during the five U.S. business day period after the announcement of a possible waiver or reduction, withdrawal rights would be provided in accordance with the terms of the U.S. Offer;

•	the announcement would advise Alcatel Lucent Security holders to withdraw tendered Alcatel Lucent Securities immediately if their willingness to tender into the U.S. Offer would be affected by the reduction or waiver of the Minimum Tender Condition;

•	a subsequent offering period of not less than five U.S. business days would be provided with respect to the U.S. Offer after the announcement of the results of the French Offer by the AMF (taking into account the results of the U.S. Offer) (and a simultaneous waiver or reduction of the Minimum Tender Condition); and

•	all conditions of the Exchange Offer, other than the Minimum Tender Condition, would be satisfied or waived after the Expiration Date (at which time, the withdrawal rights would be terminated).

If Nokia waives the Minimum Tender Condition in accordance with the foregoing provisions at the time of announcement of the results of the French Offer (taking into account the results of the U.S. Offer), the Exchange Offer would be successful and, upon settlement, Nokia would own Alcatel Lucent Securities at a level above the Mandatory Acceptance Threshold but below the Minimum Tender Condition. In accordance with French law, at the Mandatory Minimum Acceptance Threshold, Nokia would control Alcatel Lucent.

In addition, following such waiver, Nokia would, in accordance with the AMF General Regulation, provide a subsequent offering period of not less than ten French trading days with respect to the French Offer. Nokia would provide a subsequent offering period with respect to the U.S. Offer to match the subsequent offering period of the French Offer, with such subsequent offering period being not less than five U.S. business days. Holders of Alcatel Lucent Securities that did not tender their Alcatel Lucent Securities into the Exchange Offer prior to the Expiration Date, would be able to tender their Alcatel Lucent Securities into the subsequent offering period in accordance with the terms thereof.

Nokia’s obligation to file the French Offer with the AMF under the Memorandum of Understanding is subject to certain other conditions precedent, including receipt of certain regulatory approvals, accuracy of representations and warranties, compliance with covenants and absence of a material adverse effect. All these conditions are expected to have been satisfied or waived prior to filing of the French Offer with the AMF. Refer to the Memorandum of Understanding included in Annex B to this Listing Prospectus for a description of such conditions.

Validity of Tenders

Nokia will determine questions as to the validity, form, eligibility, including time of receipt, and acceptance for exchange of any tender of Alcatel Lucent Securities, in Nokia’s sole discretion, and Nokia’s determination shall be final and binding. Nokia reserves the absolute right to reject any and all tenders of Alcatel Lucent Securities that Nokia determines are not in proper form or the acceptance of or exchange for which may be unlawful. Nokia also reserves the absolute right to waive any defect or irregularity in the tender of any Alcatel Lucent Securities of any particular holder, whether or not similar defects or irregularities are waived in the case of other holders. No tender of Alcatel Lucent Securities will be deemed to have been validly made until all defects and irregularities in tenders of Alcatel Lucent Securities will have been cured or waived. None of Nokia, the U.S. exchange agent nor any other person will be under any duty to give notification of any defects or irregularities in the tender of any Alcatel Lucent Securities, and none of them will incur any liability for failure to give any such notification. Nokia’s interpretation of the terms of the Exchange Offer and Conditions, including the letter of transmittal and instructions thereto, will be final and binding.

Announcement of Results

The AMF is expected to announce the results of the French Offer, taking into account the results of the U.S. Offer, four to five and in any event no later than nine French trading days following the expiration of the French Offer period and, if applicable, the expiration of the subsequent offering period. In addition, Nokia will also announce the results of the Exchange Offer and, if applicable, the subsequent offering period by means of a public announcement to be issued on the date of announcement of the results by the AMF. In addition, notice will be posted on Nokia’s website at www.nokia.com. The information on Nokia’s website is not a part of this Listing Prospectus and is not incorporated by reference herein.

Settlement and Delivery of Securities

If the Conditions have been satisfied or, if applicable, waived, Nokia will accept for exchange and will exchange all Alcatel Lucent Securities that have been validly tendered into, and not withdrawn from, the Exchange Offer and

Nokia will issue and deliver the Nokia Shares through Euronext Paris, and will cause its depositary to issue and deliver Nokia ADSs through the U.S. exchange agent, approximately five French trading days following the announcement of the results of the French Offer by the AMF, in accordance with applicable Finnish, French and U.S. rules and regulations. With respect to the subsequent offering period, if any, in accordance with the AMF General Regulation, Nokia will accept for exchange and will exchange all Alcatel Lucent Securities that have been validly tendered into the Exchange Offer during the subsequent offering period and Nokia will issue and deliver the Nokia Shares through Euronext Paris and will cause its depositary to issue and deliver Nokia ADSs through the U.S. exchange agent approximately five French trading days following the announcement of the results of the French Offer by the AMF during the subsequent offering period, in accordance with applicable Finnish, French and U.S. rules and regulations.

If holders of Alcatel Lucent ADSs validly tender Alcatel Lucent ADSs to the U.S. exchange agent, Nokia will deposit the Nokia Shares issuable in respect of the Alcatel Lucent ADSs accepted for exchange in the U.S. Offer with the custodian of the Nokia depositary. The Nokia depositary will then issue Nokia ADSs representing such Nokia Shares. The U.S. exchange agent will distribute such Nokia ADSs to the holders of Alcatel Lucent ADSs acquired in the U.S. Offer as follows:

•	if a holder of Alcatel Lucent ADSs holds their Alcatel Lucent ADSs directly in certificated or uncertified form and a holder or a holder’s nominee validly tendered the holder’s Alcatel Lucent ADSs in the U.S. Offer by means of delivery of a letter of transmittal, the U.S. exchange agent will register the applicable number of uncertificated Nokia ADSs in the holder’s name and mail to the holder a confirmation of such registration; or

•	if a holder of Alcatel Lucent ADSs holds their Alcatel Lucent ADSs in book-entry form through DTC and such Alcatel Lucent ADSs were delivered to the U.S. exchange agent by book-entry transfer using the ATOP system, the U.S. exchange agent will deliver the applicable number of Nokia ADSs to DTC for forwarding to the account of the holder’s nominee at DTC.

Note that, in accordance with Finnish law, Finnish citizens that own Nokia Shares must be registered directly on the Nokia shareholder register and thus can only hold Nokia Shares in their book entry account with a Finnish book-entry operator.

The AMF will publish the results of the French Offer, taking into account the results of the U.S. Offer, no later than nine trading days after the closing date of the French Offer. If the AMF determines that the French Offer is positive, taking into account the results of the U.S. Offer, Euronext Paris will indicate its settlement-delivery date in a notice.

The transfer of ownership of the Alcatel Lucent Shares and OCEANEs tendered into the Exchange Offer will take place on the date of the settlement-delivery between Nokia and Euronext Paris as indicated in Euronext Paris’ notice (approximately five trading days after the publication by the AMF of the definitive result of the French Offer taking into account the results of the U.S. Offer), all rights pertaining to these Alcatel Lucent Shares and OCEANEs being transferred to Nokia on that date. On such date, the Alcatel Lucent Shares and OCEANEs are transferred to Nokia, subject to the delivery by Nokia to Euronext Paris of the Nokia Shares issued as consideration for the Exchange Offer.

When Euronext Paris receives the Nokia Shares, it will transfer them to the intermediaries representing the Alcatel Lucent shareholders and holders of OCEANEs who have tendered their Securities into the Exchange Offer.

The steps set out above would be repeated in the same order and on the same terms, in particular, in relation of timing as the Exchange Offer, and would be set out in a notice published by Euronext Paris in the context of the subsequent offering period, if any.

Under no circumstances will interest be paid on the exchange of Alcatel Lucent Securities, regardless of any delay in making the exchange or any extension of the Exchange Offer.

Nokia expects that Nokia ADSs to be issued in connection with the Exchange Offer or the subsequent offering period, if any, will begin trading on the NYSE on a “when-issued” basis before the Completion of the Exchange

Offer or the subsequent offering period, if any, which is expected to occur approximately five French trading days after the announcement of the results of the French Offer by the AMF (taking into account the results of the U.S. Offer) or the subsequent offering period, if any. “When-issued” trading of Nokia ADSs will continue until the Completion of the Exchange Offer or the subsequent offering period, if any. The “when-issued” trades of Nokia ADSs are expected to settle after issuance of the newly issued Nokia ADSs pursuant to the Exchange Offer or the subsequent offering period, as applicable.

Treatment of Fractional Nokia Shares or Nokia ADSs

No fractional Nokia Shares or Nokia ADSs will be issued by Nokia in the context of the Exchange Offer, including during the subsequent offering period. Holders of Alcatel Lucent Securities who tender in the Exchange Offer, including during the subsequent offering period, a number of Alcatel Lucent Securities which does not entitle them to a whole number of new Nokia Shares or Nokia ADSs, will be considered as having expressly agreed to participate in the mechanism to resell new fractional Nokia Shares or ADSs described below for the fractional Nokia Shares or Nokia ADSs to which they are entitled.

Resale Mechanism for Nokia ADSs

Promptly after the Completion of the Exchange Offer or subsequent offering period, if necessary, Citibank, N.A. will aggregate all fractional entitlements to new Nokia ADSs (their number being rounded down to the next whole number of ADSs) in order to obtain a whole number of new Nokia ADSs and will sell them on the open market for the account of the applicable tendering holders of Alcatel Lucent Securities participating in this resale mechanism promptly after receipt of the applicable Nokia Shares from Nokia. The cash amount (with respect to Nokia ADSs, in U.S. dollars, rounded to the nearest U.S. cent, it being noted that 0.50 U.S. cents will be rounded to one U.S. cent) will be paid to the applicable tendering holders of Alcatel Lucent Securities as soon as possible following such date. The holders of Alcatel Lucent Securities who participate in this mechanism to resell fractional Nokia ADS entitlements will receive the net proceeds of sales pro rata to their participation in this mechanism, it being specified that Nokia cover the broker fees as well as any other fees which may be related to the setting up of this resale mechanism.

Resale Mechanism for Nokia Shares

Promptly after the Completion of the Exchange Offer or subsequent offering period, if necessary, Euronext Paris will aggregate all fractional entitlements to new Nokia Shares (their number being rounded up to the highest unit) in order to obtain a whole number of new Nokia Shares and will transfer them to Société Générale who will sell them on the open market for the account of the applicable tendering holders of Alcatel Lucent Securities participating in this resale mechanism promptly and no later than ten French trading days following the Completion of the Exchange Offer and/or if necessary, any subsequent offering period after receipt of the applicable Nokia Shares from Nokia. The cash amount (with respect to Nokia Shares, in U.S. dollars, rounded to the nearest U.S. cent, it being noted that 0.50 U.S. cents will be rounded to one U.S. cent, and, in EUR, rounded to the closest cent, it being noted that 0.50 cent shall be rounded up to 1 cent) will be paid to the applicable tendering holders of Alcatel Lucent Securities as soon as possible following such date. The holders of Alcatel Lucent Securities who participate in this mechanism to resell fractional Nokia Share entitlements will receive the net proceeds of sales pro rata to their participation in this mechanism, it being specified that Nokia will cover the broker fees as well as any other fees which may be related to the setting up of this resale mechanism.

However, under no circumstances will any interest be paid on the cash amount to be received by a holder of Alcatel Lucent Securities in return for a fractional Nokia Share or Nokia ADS, even in the event of late payment of this amount.

At the end of any subsequent offering period, the same mechanism to resell fractional Nokia Shares or Nokia ADSs will be implemented in order to treat any fractional Nokia Shares or Nokia ADSs generated during the subsequent offering period.

Share Issuance and Power of Attorney

The Nokia Shares (including the Nokia Shares represented by Nokia ADSs) to be issued in the U.S. Offer and the French Offer will be created by means of an issuance of new ordinary Nokia Shares. In order to settle the Exchange Offer, it is contemplated that the General Meeting of Shareholders of Nokia will resolve to authorize the Nokia Board of Directors to issue new Nokia Shares in deviation from the shareholders’ pre-emptive rights as consideration to the holders of Alcatel Lucent Securities who have tendered their Alcatel Lucent Securities into the Exchange Offer, and that the Nokia Board of Directors will make a resolution to issue new Nokia Shares based on the authorization by the General Meeting of Shareholders (and register such issuance of new shares with the Finnish Trade Register on settlement).

On the basis of a maximum total number of 3 755 595 655 Alcatel Lucent Shares targeted by the Exchange Offer (including Alcatel Lucent Shares issuable upon the conversion of OCEANEs or the exercise of Alcatel Lucent Stock Options and including Alcatel Lucent ADSs), if the participation in the Exchange Offer is 100%, a maximum number of 2 065 577 610 Nokia Shares may be issued in the Exchange Offer. The exact number of Nokia Shares to be issued will depend on the number of Alcatel Lucent Securities tendered in the Exchange Offer and into any subsequent offering period, as applicable, and will be determined after the publication by the AMF of the results of the French Offer (taking into account the results of the U.S. Offer).

The new Nokia Shares would be ordinary shares representing the share capital of Nokia, from the same category, entirely paid-up, with voting rights and without nominal value. They will have the same rights and benefits as all existing ordinary shares, including the right to any future dividend, as from the registration of the new shares in accordance with the Finnish Companies Act. The transferability of the Offered Shares will not be limited by any provision of the Nokia Articles of Association, Finnish law or Nasdaq Helsinki and NYSE Euronext regulations.

For a more detailed description of the Nokia Shares refer to the section entitled “Shares and Share Capital—Nokia— Information on Shares and Share Capital”.

Certain Consequences of the Exchange Offer

After a successful Completion of the Exchange Offer, Nokia is expected to own between 50% and 100% of Alcatel Lucent. As a result, Nokia will be in a position to exert influence over the strategic, operating and financial policies of Alcatel Lucent. If the squeeze-out is implemented, Nokia’s ownership of Alcatel Lucent would increase to 100% and Nokia would be entitled to all benefits resulting from that ownership, including all income generated by Alcatel Lucent’s operations and any future increase in Alcatel Lucent’s value and the right to elect all members of the Alcatel Lucent Board of Directors. Similarly, Nokia would also bear the risk of losses generated by Alcatel Lucent’s operations and any decrease in the value of Alcatel Lucent after such an acquisition.

Listings of the Nokia Shares

Nokia has applied for the Nokia Shares (including the Nokia Shares to be issued in connection with the Exchange Offer) to be admitted for listing to Euronext Paris. Nokia expects that Admission will take effect prior to the Completion of the Exchange Offer. Nokia will apply for a listing of the Nokia Shares and Nokia ADSs to be issued in connection with the Exchange Offer on Nasdaq Helsinki and the NYSE, respectively. Nokia expects that Nokia ADSs to be issued in connection with the Exchange Offer or the subsequent offering period, if any, will begin trading on the NYSE on a “when-issued” basis before the Completion of the Exchange Offer or the subsequent offering period, if any, which is expected to occur approximately five French trading days after the announcement of the results of the French Offer by the AMF (taking into account the results of the U.S. Offer) or the results of the subsequent offering period, if any.

Delisting of Alcatel Lucent Securities

After Completion of the Exchange Offer, and as applicable, after any subsequent offering period, Nokia intends, subject to applicable law and securities exchange regulations, to (i) request from Euronext Paris the delisting of the Alcatel Lucent Shares and OCEANEs from the regulated market of Euronext Paris and (ii) seek to delist the Alcatel Lucent ADSs from the NYSE and, when possible, to deregister the Alcatel Lucent Shares and Alcatel Lucent ADSs under the U.S. Securities Exchange Act of 1934.

A delisting from Euronext Paris may occur in accordance with the Euronext Paris rules if Nokia (i) completes the squeeze-out or (ii) holds at least 90% of the voting rights of Alcatel Lucent following a simplified public offer and over the last 12 months before the delisting application the total value of Alcatel Lucent Shares traded on Euronext Paris represents less than 0.5% of Alcatel Lucent’s market capitalization. Pursuant to Articles 6905/1 et. seq. of the Euronext Rule Book, Euronext Paris may delist shares listed on its markets upon a written request of the issuer, which must indicate the reasons of such request. Euronext Paris may decide not to proceed with the delisting of the shares as requested by the issuer if such a delisting affects the equitable, organized and efficient functioning of the market. Euronext Paris may also subject the delisting of the Alcatel Lucent Shares to any additional conditions which it deems appropriate.

Dilutive Effect on Nokia Shareholders

For a breakdown of total number of shares and voting rights of Nokia before and following the Completion of the Exchange Offer, if Nokia owns 100% of Alcatel Lucent Securities, refer to the section “Ownership Structure and Dilution of Ownership—Nokia”.

Accounting Treatment

Nokia prepares its consolidated financial statements in accordance with IFRS. The Acquisition is expected to be accounted for as a business combination using the acquisition method of accounting under IFRS with Nokia considered as the acquirer. This means that Nokia will allocate the purchase consideration to the fair value of Alcatel Lucent’s identifiable assets and assumed liabilities at the acquisition date, with any excess of the purchase consideration over the net identifiable net assets acquired be recognized as goodwill. Under IFRS, goodwill is not amortized but is tested for impairment at least annually.

No Appraisal Rights

There are no appraisal or similar rights available to holders of Alcatel Lucent Securities in connection with the Exchange Offer.

Fees and Expenses

Nokia retained Société Générale as presenting bank (banque présentatrice) for the French Offer and Nokia’s financial advisor in connection with the Exchange Offer, and certain of its affiliates have in the past provided, and may in the future provide, financial advisory or financing services to Nokia and its affiliates and have received, and may receive in the future, fees for rendering these services. Nokia will pay the presenting bank reasonable and customary compensation for its services in addition to reimbursing the presenting bank for its reasonable out-of-pocket expenses. The address of the presenting bank is Société Générale S.A., Corporate Finance, 75886 Paris Cedex 18, France.

Nokia retained Citibank, N.A. to act as the U.S. exchange agent to receive and hold Alcatel Lucent ADSs validly tendered into, and not withdrawn from, the U.S. Offer, for the benefit of Nokia. Nokia will pay the U.S. exchange agent reasonable and customary compensation for its services in connection with the U.S. Offer, will reimburse the U.S. exchange agent for its reasonable out-of-pocket expenses and will indemnify the U.S. exchange agent against certain liabilities and expenses. Citibank, N.A. depositary offices are located at 388 Greenwich Street, 14th Floor, New York, NY 10013, United States.

Nokia retained Georgeson as information agent in the United States in connection with the Exchange Offer. The information agent may contact holders of Alcatel Lucent Securities by mail, telephone or other means and may request that brokers, dealers, commercial banks, trust companies and other nominees who hold Alcatel Lucent Securities on behalf of beneficial owners of these Alcatel Lucent Securities, forward material relating to the Exchange Offer to such beneficial owners. Nokia will pay the information agent reasonable and customary compensation for these services in addition to reimbursing the information agent for its reasonable out-of-pocket expenses. Nokia has agreed to indemnify the information agent against certain liabilities and expenses in connection with the Exchange Offer, including certain liabilities under the U.S. federal securities laws.

Nokia retained Nordea Bank as Finnish issuer agent for issuing Nokia Shares in the Finnish book-entry system. Nokia will pay the issuer agent reasonable and customary compensation for its services in addition to reimbursing the issuer agent for its reasonable out-of-pocket expenses. Nordea Bank’s head office is located at Aleksanterinkatu 36, FI-00100 Helsinki, Finland.

Nokia retained JP Morgan as its financial advisor. JP Morgan delivered a fairness opinion to the Board of Directors of Nokia in connection with the Exchange Offer and may perform advisory and consulting services for Nokia. For its role as Nokia’s financial advisor, Nokia will pay JP Morgan a reasonable and customary compensation in addition to reimbursing JP Morgan’s reasonable out-of-pocket expenses.

Nokia retained Brunswick as an advisor for the announcement and execution of the transaction, receiving assistance in the creation and distribution of communications materials to institutional and individual shareholders, and external audiences including the media and public sector. Nokia will pay Brunswick reasonable and customary compensation for these services in addition to reimbursing Brunswick for its reasonable out-of-pocket expenses.

The total fees and expenses incurred by Nokia and its affiliates in connection with the Exchange Offer and listing of the Nokia Shares on Euronext Paris and listing of the newly issued Nokia Shares and Nokia ADSs on Nasdaq Helsinki and the NYSE, respectively, including fees and other costs related to external financial and legal advisors and of any other experts and consultants, as well as communication costs, are estimated to be in excess of EUR 110 million (excluding tax). Nokia has agreed that the remuneration of some of the above-mentioned banks and advisors is success-based. The total amount of such success fees amounts to approximately EUR 12.5 million.

Matters Relevant for Holders of OCEANEs

On July 3, 2013, Alcatel Lucent issued 349 414 680 of the 2018 OCEANEs. The terms and conditions of the 2018 OCEANEs are set out in the securities note that is included in the prospectus that received the visa No. 13-305 of the AMF on June 26, 2013, established for the issuance of the 2018 OCEANEs. The 2018 OCEANEs, which have a par value of EUR 1.80, with an annual interest rate of 4.25%, and with a maturity date of July 1, 2018, are convertible or exchangeable at any time after August 12, 2013, and give right to 1.06 new or existing Alcatel Lucent Shares for every 2018 OCEANE (after adjustment of the conversion/exchange ratio following the share capital increase of December 9, 2013), subject to the adjustments provided for by the prospectus and pursuant to the conditions of the said prospectus. As of September 30, 2015, the number of 2018 OCEANEs outstanding was 349 413 680.

On June 10, 2014, Alcatel Lucent issued 167 500 000 of the 2019 OCEANEs. The terms and conditions of the 2019 OCEANEs are set out in the securities note that is included in the prospectus that received the visa No. 14-254 of the AMF on June 2, 2014, established for the issuance of the 2019 OCEANEs and the 2020 OCEANEs. The 2019 OCEANEs, which have a par value of EUR 4.11, with an annual interest rate of 0%, and with a maturity date of January 30, 2019, are convertible or exchangeable at any time after July 20, 2014, and give right to one new or existing Alcatel Lucent Share for every 2019 OCEANE, subject to the adjustments provided for by the prospectus and pursuant to the conditions of the said prospectus. As of September 30, 2015, the number of 2019 OCEANEs outstanding was 167 500 000.

On June 10, 2014, Alcatel Lucent issued 114 499 995 of the 2020 OCEANEs. The terms and conditions of the 2020 OCEANEs are set out in the securities note, which is included in the prospectus that received the visa No. 14-254 of the AMF on June 2, 2014, established for the issuance of the 2019 OCEANEs and 2020 OCEANEs. The 2020 OCEANEs, which have a par value of EUR 4.02, with an annual interest rate of 0.125%, and with a maturity date of January 30, 2020, are convertible or exchangeable at any time after July 20, 2014, and give right to one new or existing Alcatel Lucent Share for every 2020 OCEANE, subject to the adjustments provided for by the prospectus and pursuant to the conditions of the said prospectus. As of September 30, 2015, the number of 2020 OCEANEs outstanding was 114 499 995.

Conversion/Exchange of OCEANE Bonds in the Event of a Tender Offer

Under the terms of the OCEANEs, since the Exchange Offer may lead to a Change of Control (as defined below) of Alcatel Lucent, the opening of the Exchange Offer resulted in adjustment of the conversion/exchange ratio for the duration of the Adjustment Period (as defined below) in accordance with the following formula:

NCER = CER x (1 + OCEANE Issue Premium x (D/DT))

where:

•	“NCER” means the OCEANEs new conversion/exchange ratio applicable during the Adjustment Period;

•	“CER” means the conversion/exchange ratio in effect before the Exchange Offer opening date, such conversion/exchange ratio being 1.06 Alcatel Lucent Share for every one 2018 OCEANE, one Alcatel Lucent Share for every one 2019 OCEANE, and one Alcatel Lucent Share for every one 2020 OCEANE;

•	“OCEANE Issue Premium” means the premium, expressed as a percentage, determined by comparing the par value per unit of the OCEANEs to the reference price of the Alcatel Lucent Shares used at the time the final terms of the OCEANEs were determined, such premium being 36.8% for the 2018 OCEANEs, 40.2% for the 2019 OCEANEs and 37.1% for the 2020 OCEANEs;

•	“D” means the number of days between the Exchange Offer opening date (inclusive) and the OCEANE maturity date (excluded), with the maturity date being July 1, 2018 for the 2018 OCEANEs, January 30, 2019 for the 2019 OCEANEs and January 30, 2020 for the 2020 OCEANEs; and

•	“DT” means the number of days between the issuance date of the OCEANEs (inclusive) (such date being July 3, 2013 for the 2018 OCEANEs and June 10, 2014 for the 2019 OCEANEs and 2020 OCEANEs) and the maturity date of the OCEANEs (exclusive) (such number of days being 1 824 days for the 2018 OCEANEs, 1 695 days for the 2019 OCEANEs and 2 060 days for the 2020 OCEANEs).

The adjustment of the conversion/exchange ratio discussed above will, pursuant to the terms of the respective securities notes of the OCEANEs, benefit only those holders of OCEANEs who will exercise their conversion/exchange right, between (and including):

(a)	the opening date of the Exchange Offer, and

(b)	(i) (x) if the AMF declares that the French Offer is successful, the date that is 15 French business days (jours ouvrés) after the publication by the AMF of the results of the French Offer (taking into account the results of the U.S. Offer) or, if there is a subsequent offering period, the date that is 15 French business days after the end of the subsequent offering period of the French Offer, or (y) if the AMF declares that the French Offer (taking into account the results of the U.S. Offer) is unsuccessful, the date of publication by the AMF of the results of the French Offer; or (ii) if Nokia withdraws the Exchange Offer, the date on which such withdrawal is published.

This period is referred to as the “Adjustment Period”.

For the purpose of the OCEANEs, the term “Change of Control” means acquisition by one or more individual(s) or legal entity or entities, acting alone or in concert, of the control of Alcatel Lucent, with “control” meaning the holding (directly or indirectly through the intermediary of companies themselves controlled by the individual(s) or entity or entities concerned) (x) the majority of voting rights attached to the Alcatel Lucent Shares or (y) more than 40% of these voting rights if no other Alcatel Lucent shareholder, acting alone or in concert, holds (directly or indirectly through the intermediary of companies controlled by this or these shareholders) a higher percentage of voting rights.

In the event of the conversion/exchange of the OCEANEs during the Adjustment Period, the corresponding Alcatel Lucent Shares will be delivered within a maximum of three French business days (jours ouvrés) of the OCEANEs conversion/exchange request date.

In the event of an adjustment, Alcatel Lucent is obligated to notify the holders of OCEANEs of such adjustment, at the latest within five French business days (jours ouvrés) following the entry into force of the new adjustment, by means of a notice published in a financial newspaper with general distribution in France. Such adjustment shall also be subject to a notice issued by Euronext Paris within the same deadline.

Early Redemption in the Event of a Change of Control

In the case of the occurrence of a Change of Control (as would be the case if the Exchange Offer is successful), any holder of OCEANEs may, at its option, request the early redemption in cash the OCEANEs owned by such holder at par plus, as applicable, accrued interest from the last interest payment date for each series of the OCEANEs until the early redemption date, pursuant to the terms of the prospectus relating to the issue of such OCEANEs.

If the Exchange Offer is successful, Alcatel Lucent is expected to inform the holders of OCEANEs of any Change of Control by means of a notice distributed by Alcatel Lucent and posted on its website (www.alcatel-lucent.com) as well as in a notice to be issued by Euronext Paris at the latest within 30 calendar days following the effective Change of Control. These notices are expected to remind the holders of OCEANEs that they have the right to request the early redemption of their OCEANEs and to indicate (i) the early redemption date which would be between the 25th and the 30th French business day (jours ouvrés) following the distribution date of the notice by Alcatel Lucent, (ii) the redemption amount and (iii) the period, of at least 15 French business days (jours ouvrés) following the distribution date of the notice by Alcatel Lucent, during which the early redemption requests for the OCEANEs must be received by the centralizing agent.

To obtain early redemption of the OCEANEs, holders of OCEANEs must file a request with the financial intermediary holding their OCEANEs in a securities account. Any such demand may not be revoked once it is received by the relevant financial intermediary.

Requests for early redemption and the corresponding OCEANEs must be received by the centralizing agent no later than the fifth French business day (jours ouvrés) before the early redemption date.

In such case, the OCEANEs, where an early redemption was requested, will be redeemed at a price equal to par with respect to the 2019 OCEANES, and at a price equal to par plus accrued interests from the last interest payment date to the date set for the early redemption, with respect to the 2018 OCEANEs and the 2020 OCEANEs.

Early Redemption in the Event of Delisting of the Alcatel Lucent Shares

Pursuant to the terms of the securities notes relating to the issue of each of the OCEANEs, the representative of the body (Masse) of the OCEANEs of one series (Représentant de la Masse) may, upon decision of the General Meeting of the holders of OCEANEs of one series (of that series Nokia will not vote with regard to the OCEANEs if it holds more than 10% of the relevant series of OCEANEs), acting under conditions of quorum and majority provided for by law, by written notice sent to Alcatel Lucent, with a copy to the centralizing agent, request the early redemption of such series of the OCEANEs redeemable at a price equal to par plus, regarding the 2018 OCEANEs and the 2020 OCEANEs, accrued interests from the last interest payment date for each of the OCEANEs until the early redemption date, if (i) Alcatel Lucent Shares cease to be listed on Euronext Paris and are not listed on any other regulated market within the European Union and (ii) the Alcatel Lucent ADSs or Alcatel Lucent Shares cease to be listed on a regulated market in the United States.

As a consequence, such early redemption right may be triggered in connection with the Exchange Offer in the event of implementation of a squeeze-out process for Alcatel Lucent Shares, or of delisting of Alcatel Lucent Shares on Euronext Paris and the Alcatel Lucent ADSs on the NYSE.

Early Redemption of a Series of OCEANEs If the Outstanding OCEANEs of Such Series Represent Less Than 15% of the Issued OCEANEs of any Such Series

Pursuant to the terms of the prospectus relating to the issue of each of the OCEANEs, Alcatel Lucent may, at its option and at any time, subject to advance notice of at least 30 calendar days, redeem at par value plus, regarding the 2018 OCEANEs and the 2020 OCEANEs, accrued interests from the date the interest was last paid, to the date set for the early redemption all of the outstanding 2018 OCEANEs, 2019 OCEANEs or 2020 OCEANEs, if less than 15% of the issued OCEANEs of any such series remain outstanding. If the Exchange Offer is successful, Nokia expressly reserves the right to cause Alcatel Lucent to effect such redemption at any relevant time.

The holders of OCEANEs will retain the ability to exercise their OCEANEs conversion/exchange right up to and including the seventh French business day immediately preceding the early redemption date.

Legal Matters; Regulatory Approvals

General

Nokia is not aware of any governmental license or regulatory permit that appears to be material to Alcatel Lucent’s business that might be adversely affected by Nokia’s acquisition of Alcatel Lucent Securities pursuant to the Exchange Offer or, except as described below, of any approval or other action by any government or governmental administrative or regulatory authority or agency, domestic or foreign, that would be required for Nokia’s acquisition or ownership of Alcatel Lucent Securities pursuant to the Exchange Offer. Should any of these approvals or other actions be required, Nokia currently contemplates that these approvals or other actions will be sought. There can be no assurance that any of these approvals or other actions, if needed, will be obtained (with or without substantial conditions) or that if these approvals were not obtained or these other actions were not taken adverse consequences might not result to Alcatel Lucent’s or Nokia’s business.

Regulatory Approvals for the Exchange Offer

Pursuant to the Memorandum of Understanding, the filing of the French Offer with the AMF is conditional on the receipt of approvals (or expiration of the relevant waiting periods) from antitrust or similar authorities in nine jurisdictions identified below. In addition, the filing of the French Offer with the AMF is subject to the authorization of the Ministry of Economy and Finance of the French Republic and the receipt of the required approval of the Committee on Foreign Investment in the United States.

Antitrust Approvals

United States. Under the Hart-Scott-Rodino Act of 1976 (the “HSR”), the Exchange Offer may not be consummated until HSR notifications have been made and the applicable waiting period has expired or been terminated. Nokia and Alcatel Lucent filed their respective HSR notifications for the transaction on May 18, 2015. On June 16, 2015, the United States Department of Justice granted early termination of the HSR waiting period.

European Union. Under the Council Regulation (EC) No. 139/2004 of the Council of the European Union, the Exchange Offer requires notification to and prior approval by the European Commission. Nokia received the European Commission’s approval for the Exchange Offer on July 24, 2015.

People’s Republic of China. Under the Chinese Anti-Monopoly Law of 2008, the Exchange Offer cannot be completed until it is reviewed and approved by the Ministry of Commerce of the People’s Republic of China (“MOFCOM”). On October 19, 2015, Nokia received clearance from MOFCOM for the proposed Acquisition.

Other jurisdictions. The filing of the French Offer with the AMF was also subject to approval or expiration of the relevant waiting periods with respect to the antitrust regulations in Brazil, Canada, India, Japan, Russia and Taiwan. The last of these approvals was received on August 21, 2015.

Other Regulatory Approvals

Exon-Florio/CFIUS. Pursuant to the Exon-Florio Amendment to the Defense Production Act of 1950, 50 U.S.C. App.§2170, as amended, on September 14, 2015, the Committee on Foreign Investment in the United States (“CFIUS”) notified Nokia and Alcatel Lucent that there were no unresolved national security concerns regarding the Exchange Offer and its implications for the U.S. operations of Nokia and Alcatel Lucent.

Ministry of Economy, Industry and Digital Sector of the French Republic. In accordance with the French laws and regulations on foreign investments in France (Articles L. 151-1 et al. and R. 153-1 et al. of the French Financial and Monetary Code), Nokia filed an authorization request letter with the Ministry of Economy, Industry and Digital Sector of the French Republic (the “MINEFI”) on May 18, 2015. Nokia received MINEFI approval for the Exchange Offer on October 21, 2015.

In its discussions with the French government, Nokia has confirmed that France will play a leading role in the Combined Company’s Research and Development (R&D) operations. Nokia will build on the strong competencies in the country within key technology areas, on the existing presence of Alcatel Lucent and its strong engagement in the technology ecosystem in France, and on the excellent new technical talent available from French universities.

In addition to the employed-related commitments described in the section “The Alcatel Lucent Transaction—Intentions of Nokia over the Next Twelve Months—Intentions of Nokia with Respect to Employment in France”, Nokia made a certain number of commitments in the context, and subject to, the proposed combination with Alcatel Lucent.

Alcatel Lucent will be represented by three (3) board members in the Combined Company. Nokia will be also listed on Euronext Paris. The Combined Company will establish or keep the adequate legal entities in France and comply with French regulations related to sensitive contracts.

Nokia expects to benefit from becoming a deeply embedded part of France, tapping into and helping develop the technology ecosystem of the country. Nokia will invest further in the digital innovation ecosystem in France following the Completion of the Exchange Offer, primarily through the establishment of a long-term investment fund in the range of EUR 100 million. This fund will mainly target the Internet of Things, cyber-security and software platform enablers for next generation networks.

Nokia intends to support the development of the overall telecom ecosystem in France and to ensure continuity of Alcatel Lucent’s current initiatives. This involves playing an active role in the government’s “Industry of the Future” program, funding academic tuition, programs and chairs, situating technology experts within France (such as within Bell Labs France), and continuing Alcatel Lucent’s involvement in major initiatives such as Pôles de compétitivité Systematic, Cap Digital, and Images and Réseaux. Nokia will also develop three industrial platforms and networks prototypes in France within the fields of 5G, Industrial Internet / Internet of Things connectivity and cyber-security.

Following the Completion of the Exchange Offer, Nokia, which will remain headquartered in Finland, intends to leverage the combined strengths of the companies’ strategic business locations and major R&D centers in other countries, including Finland, Germany, the United States and China.

Nokia has committed, upon Completion of the Exchange Offer, to providing regular updates to the French government as the integration of the two companies’ progresses.

Banking and Insurance Approvals for the Exchange Offer

Pursuant to the AMF General Regulation, prior to the opening of the French Offer with the AMF, Nokia is required to obtain approvals (or expiration of the relevant waiting periods) from the banking and/or insurance supervisory authorities in Europe (European Central Bank), Luxembourg (Commissariat aux Assurances), and Vermont (United States) (Vermont Department of Financial Regulation), as a result of the indirect change of control, if the Exchange Offer is successful, of the French banking company Electro Banque and the Luxembourg reinsurance company Electro Re, both directly wholly-owned subsidiaries of Alcatel Lucent, as well as the Luxembourg insurance company Electro Assurance and the U.S. insurance company First Beacon Insurance Company, both directly wholly-

owned subsidiaries of Electro Re. Nokia obtained the approvals of the Vermont Department of Financial Regulation on July 9, 2015, the Commissariat aux Assurances on August 14, 2015, and the European Central Bank on October 20, 2015.

AMF Regulation of the French Offer

Société Générale, acting on Nokia’s behalf as presenting bank (banque présentatrice) for the French Offer, will file with the AMF a letter containing the material terms of the French Offer and Nokia’s draft French Offer Document.

Pursuant to Article 231-13 of the AMF General Regulation, Société Générale, acting as presenting bank (banque présentatrice) for the French Offer, guarantees the content and the irrevocable nature of the undertakings made by Nokia in the context of the French Offer.

Following the filing of the French Offer with the AMF, the AMF will publish on its website (www.amf-france.org) the material terms of the French Offer in an official notice.

According to Article 231-16 of the AMF General Regulation, the draft French Offer Document will be made available to the public for free at the registered office of Nokia and at Société Générale, and will be published on the websites of the AMF (www.amf-france.org) and Nokia (http://company.nokia.com/en/investors/financial-reports/filings-related-to-the-Alcatel-Lucent-transaction). In addition, a public announcement relating to the terms of the French Offer will be issued by Nokia at the date of filing of the French Offer with the AMF.

A draft response document (projet de note en réponse) will also be filed by Alcatel Lucent with the AMF. Such draft response document will contain in particular the report of the independent expert appointed by Alcatel Lucent Board of Directors in the context of the French Offer, the reasoned opinion of Alcatel Lucent’s Board of Directors on the Exchange Offer and the opinion of Alcatel Lucent’s French Group Committee on the Exchange Offer.

Approximately 10 French trading days following the filing of the French Offer with the AMF, the AMF is expected to declare the French Offer compliant with applicable laws and regulations and granted its visa with respect to the French Offer Document and the Alcatel Lucent’s French response document.

The French Offer Document and Alcatel Lucent’s response document having received the visa of the AMF, and Nokia’s and Alcatel Lucent’s respective French documents relating, in particular, to Nokia’s and Alcatel Lucent’s legal, financial and accounting characteristics having made freely available to the public by Nokia and the presenting bank no later than the day before the opening of the French Offer, the French Offer is currently expected to commence one day after the clearance decision of the AMF. These documents will also be made available on the website of the AMF. Prior to the opening of the Exchange Offer, the AMF is expected to publish an opening notice announcing the opening of the French Offer, and Euronext Paris is expected to publish a notice announcing the calendar and the terms and conditions of the French Offer. A public announcement detailing the terms of provision of these documents is also expected to be published.

The French Offer will remain open for a period of 25 French trading days, unless it is extended or terminated earlier in accordance with the AMF General Regulation.

Following the expiration of the French Offer period, the AMF will announce the results of the French Offer (taking into account the results of the U.S. Offer) by a notice which will be published no later than nine French trading days following the expiration of the French Offer period and Euronext Paris will indicate in a notice the date of settlement of the French Offer.

According to Article 232-4 of the AMF General Regulation, if the Exchange Offer is successful and if Nokia holds less than 95% of the share capital and voting rights of Alcatel Lucent, the subsequent offering period will commence in connection with the French Offer within ten French trading days following the publication of the results of the French Offer (taking into account the results of the U.S. Offer) by the AMF, for a period of at least ten French trading days. Prior to the commencement of the subsequent offering period, the AMF will publish a reopening notice.

Following the expiration of the subsequent offering period, the AMF will announce the results of the French Offer (taking into account the results of the U.S. Offer) by a notice which will be published no later than nine French trading days following the expiration date of the subsequent offering period of the French Offer and Euronext Paris will indicate in a notice the date of settlement of the subsequent offering period of the French Offer.

Certain Relationships with Alcatel Lucent and Interests of Nokia in the Exchange Offer

Except as set forth in this Listing Prospectus, neither Nokia nor, after due inquiry and to the best of Nokia’s knowledge and belief, any of its directors, executive officers or other affiliates has any contract, arrangement, understanding or relationship with any other person with respect to any securities of Alcatel Lucent, including any contract, arrangement, understanding or relationship concerning the transfer or the voting of any securities, joint ventures, loan or option arrangements, puts or calls, guaranties of loans, guaranties against loss or the giving or withholding of proxies. Except as otherwise described in this Listing Prospectus, there have been no contacts, negotiations or transactions since April 15, 2015, between Nokia, any of Nokia’s subsidiaries or, after due inquiry and to the best knowledge and belief of Nokia, any of the members of Nokia’s Board of Directors, Nokia Group Leadership Team or the President and Chief Executive Officer of Nokia, and Alcatel Lucent or its affiliates, on the other hand, concerning a merger, consolidation or acquisition, an exchange offer or other acquisition of securities, an election of directors, or a sale or other transfer of a material amount of assets.

Other than as described below, Nokia does not believe that the Exchange Offer and the squeeze-out will result in a change of control under any of Nokia’s stock option plans or any change in control agreement between Nokia and any of its employees. As a result, no other options or equity grants held by such persons will vest as a result of the Exchange Offer or the squeeze-out, if any.

In 2015, Nokia reimbursed Alcatel Lucent EUR 20 000 for the costs of performing a shareholder analysis in accordance with Rule 14d-1 under the U.S. Securities Exchange Act of 1934, in connection with the Exchange Offer. In 2015, Nokia also reimbursed Alcatel Lucent EUR 8 000 for the cost of performing a shareholder analysis in connection with the Exchange Offer for jurisdictions outside the United States.

Interests of Executive Officers and Directors of Alcatel Lucent in the Exchange Offer

Certain members of the Board of Directors and management of Alcatel Lucent participated in determining the terms of the Exchange Offer. These individuals may have certain interests in the Exchange Offer that are different from, or in addition to, the interests of holders of Alcatel Lucent Securities generally and that may have caused them to view the proposed transaction more favorably and/or differently than an investor might.

The Alcatel Lucent Board of Directors is expected to be aware of these interests when it considers the Exchange Offer at the relevant meeting.

Information on the interests of executive officers and directors of Alcatel Lucent in the Exchange Offer will be described in Alcatel Lucent’s Solicitation/Recommendation Statement on Schedule 14D-9, which will be filed by Alcatel Lucent with the SEC following the commencement of the Exchange Offer and will be made available on Nokia’s website at http://company.nokia.com/en/investors/financial-reports/filings-related-to-the-Alcatel-Lucent-transaction.

Treatment of Alcatel Lucent Stock Options and Alcatel Lucent Performance Shares

Alcatel Lucent Stock Options

Holders of Alcatel Lucent Stock Options who wish to tender in the Exchange Offer or the subsequent offering period, if any, must exercise their Alcatel Lucent Stock Options, and Alcatel Lucent Shares must be issued to such holders prior to the Expiration Date or the expiration of the subsequent offering period, as applicable.

Pursuant to the Memorandum of Understanding, Alcatel Lucent agreed to accelerate or waive certain terms of the Alcatel Lucent Stock Options, subject to certain conditions. In respect of holders of Alcatel Lucent Stock Options who elect not to accept the acceleration, the terms and conditions of their Alcatel Lucent Stock Options will remain unchanged, including the performance and presence conditions.

Alcatel Lucent Performance Shares

Alcatel Lucent Performance Shares cannot be tendered in the Exchange Offer or the subsequent offering period, if any, unless such Alcatel Lucent Performance Shares have vested and are transferable prior to the Expiration Date or the expiration of the subsequent offering period, as applicable. Pursuant to the Memorandum of Understanding, Nokia and Alcatel Lucent agreed to implement a mechanism with respect to the unvested Alcatel Lucent Performance Shares granted before April 15, 2015 pursuant to which the beneficiaries may waive their rights to receive Alcatel Lucent Performance Shares in exchange for Alcatel Lucent Shares, subject to certain conditions.

The number of Alcatel Lucent Shares delivered in exchange for the beneficiary’s waiver of rights to receive Alcatel Lucent Performance Shares would be equal to the total number of Alcatel Lucent Performance Shares which would be granted to the relevant beneficiary if all presence conditions and performance conditions were fulfilled, minus, in the relevant countries, the number of Alcatel Lucent Shares which have to be sold in order to cover payable tax charges. However, in respect of performance conditions relating to periods ending prior to the date of acceleration, the Alcatel Lucent Shares will be delivered only to the extent such conditions have been fulfilled in accordance with their terms. In respect of beneficiaries who elect not to accept the acceleration, the terms and conditions of their Alcatel Lucent Performance Shares will remain unchanged, including the performance conditions and the presence conditions. Nokia and Alcatel Lucent agreed however to adjust the performance conditions attached to any such Alcatel Lucent Performance Shares as a result of the closing of the Exchange Offer and Alcatel Lucent amended the terms and conditions of the applicable Alcatel Lucent Performance Shares plans correspondingly.

Liquidity Mechanism

Pursuant to the Memorandum of Understanding, Nokia and Alcatel Lucent have agreed to enter into a liquidity agreement with the holders of Alcatel Lucent Performance Shares allocated after April 15, 2015, pursuant to which, in case of (i) delisting of the Alcatel Lucent Shares, (ii) holding by Nokia, directly or indirectly, of more than 85% of the Alcatel Lucent Shares, or (iii) average daily trading volume of Alcatel Lucent Shares on Euronext Paris falling below five million (5 000 000) Alcatel Lucent Shares for twenty consecutive French trading days, in each case, at the date of expiration of the applicable legal, tax, regulatory or governance constraints or holding periods (the “Lock-Up Period”), all Alcatel Lucent Performance Shares would be automatically exchanged by Nokia into Nokia Shares on the next French trading day after the end of the Lock-Up Period.

The exchange ratio offered in the liquidity agreement would correspond to the exchange ratio of the Exchange Offer, subject to certain adjustments, in case of financial transactions of Nokia or Alcatel Lucent.

STOCK MARKET INFORMATION

Nokia

As of October 20, 2015, 3 678 641 891 Nokia Shares were outstanding (including 53 232 002 Nokia Shares owned by Nokia Group companies and 423 979 329 Nokia Shares represented by Nokia ADSs). Each share entitles the holder to one vote at a General Meeting of Shareholders of Nokia. The shares do not have any nominal value. Nokia Shares are subject to public trading on the Official List of Nasdaq Helsinki under the trading symbol “NOKIA” and Nokia ADSs are traded on the NYSE under the symbol “NOK”.

The following tables set forth, for April 13, 2015, the date immediately prior to the public announcement of discussions related to the possible business combination between Nokia and Alcatel Lucent, April 14, 2015, the date immediately prior to the public announcement of the execution of the Memorandum of Understanding and October 20, 2015, the third date prior to the approval of this Listing Prospectus, the reported closing prices for Nokia Shares on Nasdaq Helsinki and the reported closing prices for Nokia ADSs on the NYSE.

	Nasdaq Helsinki	NYSE
April 13, 2015	€7.77	$8.30
April 14, 2015	€7.49	$7.96
October 20, 2015	€6.12	$6.96

The following table sets forth, for the periods indicated, the reported closing prices for Nokia Shares on Nasdaq Helsinki and the reported closing prices for Nokia ADSs on the NYSE.

	Nasdaq Helsinki		NYSE
	High	Low	High	Low
	(EUR per Nokia Share)		(USD per Nokia ADS)
Annual highs and lows
2010	€11.69	€6.61	$15.65	$8.02
2011	8.23	3.42	11.73	4.51
2012	4.41	1.37	5.80	1.69
2013	5.97	2.31	8.11	3.07
2014	6.83	5.02	8.66	6.66
2015 (through October 20, 2015)	7.77	5.11	8.30	5.87

Quarterly highs and lows

2013:
First quarter	€3.49	€2.47	$4.70	$3.26
Second quarter	2.96	2.31	3.93	3.07
Third quarter	4.95	2.93	6.71	3.83
Fourth quarter	5.97	4.72	8.11	6.49

2014:
First quarter	€5.96	€5.02	$8.18	$6.66
Second quarter	5.97	5.14	8.33	7.03
Third quarter	6.82	5.38	8.66	7.38
Fourth quarter	6.83	6.03	8.51	7.67

2015:
First quarter	€7.35	€6.37	$8.08	$7.43
Second quarter	7.77	5.71	8.30	6.38
Third quarter	6.43	5.11	7.05	5.87
Fourth quarter (through October 20, 2015)	6.25	5.99	7.07	6.68

	Nasdaq Helsinki		NYSE
	High	Low	High	Low
	(EUR per Nokia Share)		(USD per Nokia ADS)
Monthly highs and lows

2015:
April	€7.77	€6.04	$8.30	$6.58
May	6.79	5.71	7.38	6.38
June	6.67	6.09	7.36	6.85
July	6.43	5.94	7.05	6.32
August	6.39	5.10	6.93	5.87
September	6.10	5.47	6.78	6.11
October (through October 20, 2015)	6.25	5.99	7.07	6.68

Alcatel Lucent

As of September 30, 2015, 2 838 984 750 Alcatel Lucent Shares were outstanding, including 40 115 200 Alcatel Lucent Shares held in treasury by Alcatel Lucent and including the Alcatel Lucent Shares represented by Alcatel Lucent ADSs. As of June 30, 2015, 499 863 626 Alcatel Lucent Shares were represented by Alcatel Lucent ADSs. As of September 30, 2015, the number of 2018 OCEANEs outstanding was 349 413 680, the number of 2019 OCEANEs outstanding was 167 500 000, and the number of 2020 OCEANEs outstanding was 114 499 995.

The following tables set forth, for April 13, 2015, the date immediately prior to the public announcement of discussions related to the possible business combination between Nokia and Alcatel Lucent, April 14, 2015, the date immediately prior to the public announcement of the execution of the Memorandum of Understanding and October 20, 2015, the third date prior to the approval of this Listing Prospectus, the reported closing prices for Alcatel Lucent Shares on Euronext Paris, the reported closing prices for Alcatel Lucent ADSs on the NYSE and the latest reasonably available quotations for the OCEANEs on Euronext Paris.

	Alcatel Lucent Share Closing Price	Alcatel Lucent ADS Closing Price
April 13, 2015	€3.86	$4.35
April 14, 2015	€4.48	$4.93
October 20, 2015	€3.32	$3.75

	2018 OCEANEs	2019 OCEANEs	2020 OCEANEs
April 13, 2015	€4.24	€4.83	€4.84
April 14, 2015	€5.39	€5.61	€5.66
October 20, 2015	€4.19	€4.43	€4.42

The following tables set forth, for the periods indicated, the reported closing prices for Alcatel Lucent Shares on Euronext Paris and the reported closing prices for Alcatel Lucent ADSs on the NYSE.

	Euronext Paris		NYSE
	High	Low	High	Low
	(EUR per Alcatel Lucent Share)		(USD per Alcatel Lucent ADS)
Annual highs and lows
2010	€2.54	€1.78	$3.78	$2.36
2011	4.20	1.05	6.54	1.39
2012	1.85	0.68	2.60	0.93
2013	3.36	0.96	4.57	1.28
2014	3.40	1.80	4.61	2.36
2015 (through October 20, 2015)	4.48	2.76	4.93	3.13

	Euronext Paris		NYSE
	High	Low	High	Low
	(EUR per Alcatel Lucent Share)		(USD per Alcatel Lucent ADS)
Quarterly highs and lows

2013:
First quarter	€1.24	€0.97	$1.75	$1.30
Second quarter	1.42	0.96	1.94	1.28
Third quarter	2.55	1.29	3.65	1.76
Fourth quarter	3.36	2.24	4.87	3.22

2014:
First quarter	€3.40	€2.70	$4.61	$3.69
Second quarter	3.04	2.61	4.16	3.53
Third quarter	2.85	2.38	3.84	3.03
Fourth quarter	3.00	1.87	3.71	2.36

2015:
First quarter	€3.71	€2.78	$3.92	$3.24
Second quarter	4.48	3.10	4.93	3.40
Third quarter	3.45	2.76	3.75	3.13
Fourth quarter (through October 20, 2015)	3.35	3.23	3.79	3.59

Monthly highs and lows

2015:
April	€4.48	€3.15	$4.93	$3.49
May	3.66	3.10	3.95	3.40
June	3.64	3.27	3.97	3.62
July	3.45	3.10	3.75	3.38
August	3.43	2.76	3.70	3.13
September	3.28	2.93	3.65	3.23
October (through October 20, 2015)	3.35	3.23	3.79	3.59

COMPARATIVE DATA

The following table presents, for the periods indicated, selected historical financial information and per share data for Nokia and Alcatel Lucent and selected pro forma financial information and per share data. Nokia’s and Alcatel Lucent’s historical financial information and per share amounts are presented in euros.

The unaudited pro forma condensed combined financial information and pro forma per share data for the year ended December 31, 2014 and six months ended June 30, 2015 assumes and gives effect to the Exchange Offer as if it was completed on January 1, 2014 and presents Nokia’s HERE business as a discontinued operation to give pro forma effect to the sale of Nokia’s HERE business. The Acquisition is expected to be accounted for as a business combination using the acquisition method of accounting under the provisions of IFRS 3, Business Combinations (“IFRS 3”) with Nokia considered as the acquirer of Alcatel Lucent.

Shareholders and potential investors should read this information in conjunction with, and this information is qualified in its entirety by, the consolidated financial statements and accompanying notes of Nokia, which are incorporated by reference into this Listing Prospectus, the consolidated financial statements and accompanying notes of Alcatel Lucent, which are included in Annex A or incorporated by reference into this Listing Prospectus, and the unaudited pro forma condensed combined financial statements and accompanying notes included in the section “Unaudited Pro Forma Condensed Combined Financial Information” of this Listing Prospectus. The pro forma amounts in the following table are presented for information purposes only. Shareholders and potential investors should not rely on the pro forma amounts as being indicative of the financial position or results of operations of the Combined Company that would have actually occurred had the Exchange Offer been effective and the sale of Nokia’s HERE business occurred as at or during the period presented or of the future financial position or future results of operations of the Combined Company. The combined financial information for the periods presented may have been different had the companies actually been combined and the sale of Nokia’s HERE business occurred as at and during those periods. In addition, the Unaudited Pro Forma Financial Information does not reflect any expected cost savings, synergies, restructuring actions, non-recurring items or one-time transaction related costs that Nokia, Alcatel Lucent or the Combined Company expect to incur or generate.

	Year Ended December 31, 2014	Six Months Ended June 30, 2015
Profit/(loss) from continuing operations:
Nokia historical	€1 171	€533
Alcatel Lucent historical	(34)	(122)
Pro forma[1]	2 246	184
Dividend per share:
Nokia historical	0.14	—
Alcatel Lucent historical	—	—
Book value per share:
Nokia historical[2]	2.33	2.46
Alcatel Lucent historical[2]	0.67	0.88
Pro forma[3]	N/A	3.85
Earnings per share from continuing operations (basic):
Nokia historical	0.31	0.15
Alcatel Lucent historical	(0.02)	(0.04)
Pro forma[1]	0.39	0.03
Earnings per share from continuing operations (diluted):
Nokia historical	0.30	0.14
Alcatel Lucent historical	(0.02)	(0.04)
Pro forma[1]	0.37	0.03

[1]	Derived from the unaudited pro forma condensed combined financial information included in the section “Unaudited Pro Forma Condensed Combined Financial Information”.
[2]	Book value per share represents equity applicable to equity holders of the parent divided by the weighted average shares outstanding for the period.
[3]	Pro forma book value per share at June 30, 2015 represents the pro forma capital and reserves attributable to equity holders of the parent of EUR 21 742 million divided by the pro forma weighted number of outstanding shares in issue -basic of 5 640 929 000 shares which can be derived from the unaudited pro forma condensed combined financial information included in the section “Unaudited Pro Forma Condensed Combined Financial Information”.

CAPITALIZATION AND INDEBTEDNESS OF NOKIA

The following table sets forth Nokia Group’s capitalization and indebtedness (a) as at June 30, 2015 derived from the unaudited interim report of Nokia for the six months ended on June 30, 2015 and (b) on a pro forma basis illustrating the effect of the Exchange Offer as if it had occurred on June 30, 2015. This table should be read together with Nokia’s Interim Report and other consolidated financial statements, all of which are incorporated by reference into this Listing Prospectus, as well as the following sections: “Operating and Financial Review and Prospects—Nokia”, including “—Liquidity and Capital Resources” and the section “Unaudited Pro Forma Condensed Combined Financial Information”.

Since June 30, 2015, there have not been any material changes in Nokia’s capitalization or indebtedness up until the date of this Listing Prospectus.

EUR million	As of June 30, 2015 Actual (unaudited)	As of June 30, 2015 Pro forma[1] (unaudited)
Capitalization

Short-term interest-bearing liabilities	103	2 556
Unguaranteed/Unsecured	103
Guaranteed/Secured	—

Long-term interest-bearing liabilities	2 685	4 306
Unguaranteed/Unsecured	2 685
Guaranteed/Secured	—

Total interest-bearing liabilities	2 788	6 862

Shareholders’ equity
Share capital	246
Share issue premium	401
Treasury shares at cost	(731)
Translation differences	1 395
Fair value and other reserves	168
Reserve for invested non-restricted equity	3 081
Retained earnings	4 359

Capital and reserves attributable to equity holders of the parent	8 919	21 742
Non-controlling interest	59	938
Total equity	8 979	22 681

Total shareholders’ equity and interest-bearing liabilities	11 767	29 543

Net indebtedness
Cash and cash equivalents	3 983	10 530
Available-for-sale investments, liquid assets	2 065	3 834
Investments at fair value through profit and loss, liquid assets	570	570

Liquidity	6 618	14 934

Current portion of long-term interest bearing liabilities	1	2 097
Short-term borrowings	102	459

Total short-term interest bearing liabilities	103	2 556

Net current financial indebtedness (net cash)	6 515	12 378
Long-term interest-bearing liabilities	2 685	4 306

Net financial indebtedness (net cash)	3 830	8 072

[1]	For information on the pro forma adjustments and the basis for preparing the information set forth in this column, refer to the section “Unaudited Pro Forma Condensed Combined Financial Information”.

On October 8, 2015, Nokia announced that it had decided to exercise its option to redeem its EUR 750 million Convertible Bond due in 2017 on November 26, 2015. If the Convertible Bond is converted into Nokia Shares in its entirety, which would occur by November 17, 2015, at the current conversion price of EUR 2.39 per Nokia Share, approximately 313 723 849 Nokia Shares (assuming full conversion) would be issued. These Nokia Shares would represent approximately 5.2% of the issued and outstanding Nokia Shares after Completion of the Exchange Offer (assuming that all Alcatel Lucent Securities are tendered into the Exchange Offer or the subsequent offering period, if any). The pro forma column above has not been adjusted for the impact of this decision of early redemption of the Convertible Bond. Refer to the section “Shares and Share Capital of Nokia—Other Special Rights Entitling to Shares—Convertible Bond” for more information about the Convertible Bond.

For information on Nokia’s contractual, contingent and off-balance sheet liabilities, refer to the sections “Operating and Financial Review—Nokia—Liquidity and Capital Resources—Commitments and Contingencies”, “—Contractual Obligations” and “—Off-balance Sheet Liabilites”.

DIVIDENDS AND DIVIDEND POLICY

Nokia

Nokia does not have a quantitative distribution policy but it does generally view annual dividends as an important mechanism to return capital and value to its shareholders. The dividend distribution of Nokia will continue to be determined by Nokia’s Board of Directors as regards the Company’s distribution capabilities, past and future financial performance, financial position and the needs for the Company.

Under the Finnish Companies Act (624/2006, as amended), the General Meeting of Shareholders decides on the distribution of dividends based on a proposal by a company’s Board of Directors. Dividends are generally declared once every financial year and may be paid only after the General Meeting of Shareholders has approved the company’s financial statements. For a description of the restrictions applicable to dividend distributions, refer to “Shares and Share Capital—Nokia—Shareholder Rights—Dividend and Distribution of Other Unrestricted Equity”.

For the financial year ended December 31, 2014, Nokia paid dividends in the amount of EUR 0.14 per share (EUR 0.11 per share and an additional special dividend of EUR 0.26 per share in 2013, no dividend in 2012).

As to the tax considerations for certain shareholders applicable to dividends, refer to the section “Taxation”.

Alcatel Lucent

Shareholders and potential investors should note that all of the information concerning Alcatel Lucent presented in this Listing Prospectus and in particular in Annex A is solely based on publicly available information of Alcatel Lucent included in Alcatel Lucent Annual Report and Alcatel Lucent Interim Report Alcatel Lucent has filed with the SEC. Nokia confirms that this information has been accurately reproduced and that as far as Nokia is aware and is able to ascertain from information published by Alcatel Lucent, no facts have been omitted which would render the reproduced information inaccurate or misleading.

No dividends have been distributed in the six previous fiscal years.

Dividends not claimed within five years are turned over to the French Treasury.

The dividend policy is defined by Alcatel Lucent’s Board of Directors following an analysis, in particular, of Alcatel Lucent Group’s financial position and earnings and taking into account its capital requirements and performance, current and future returns, and market practices in relation to distribution of dividends, especially in the sector of activity within which Alcatel Lucent operates. In the light of Alcatel Lucent’s financial results, investment needs and requirements in terms of debt management, Alcatel Lucent may decide to adjust a dividend distribution, or to not distribute a dividend.

At its meeting of February 5, 2015 Alcatel Lucent’s Board of Directors recommended to pay no dividend for fiscal year 2014.

For more information about Alcatel Lucent’s dividends and dividend policy, refer to section “Listing and shareholdings—Stock exchange information—Dividends and performance” on page A-180 of Annex A.

SELECTED FINANCIAL INFORMATION

The following tables set out selected consolidated financial information for Nokia. This information is qualified by reference to, and should be read in conjunction with, Nokia’s consolidated financial statements and the notes thereto for the years ended December 31, 2014, 2013 and 2012 and the unaudited interim report for the six months ended on June 30, 2015, all of which are incorporated by reference herein, as well as the section “Operating and Financial Review and Prospects—Nokia”. The selected consolidated historical income statement and statement of cash flow data for the years ended December 31, 2014, 2013 and 2012 and the consolidated statement of financial position data as of December 31, 2014, 2013 and 2012 have been derived from Nokia’s audited consolidated financial statements for the respective years, prepared in accordance with the IFRS. The selected consolidated historical income statement and statement of cash flow data for the six month periods ended June 30, 2015 and 2014 and the consolidated statement of financial position as of June 30, 2015 have been derived from Nokia’s unaudited interim report for the six months ended on June 30, 2015 prepared in accordance with IFRS.

In September 2013, Nokia announced the sale of substantially all of its Devices & Services Business to Microsoft. Subsequent to the approval for the sale received in the Extraordinary General Meeting in November 2013, Nokia Group has presented Devices & Services Business as discontinued operations. The sale was completed on April 25, 2014. In the consolidated income statement for the year 2013, the financial results of the Devices & Services Business were reported as discontinued operations separately from the continuing operations. The income statement information for the year 2012 were restated accordingly. As of January 1, 2013, Nokia adopted new revised IAS 19 Employee Benefits standard. As a result, the net pension liabilities and other comprehensive income were impacted mainly by the retrospectively applied elimination of the ’corridor’ approach and financial information for the year 2012 were adjusted accordingly. Thus, the restated information for the year 2012 presented in the following tables is unaudited.

On August 3, 2015, Nokia announced an agreement to sell its HERE digital mapping and location services business to a consortium of leading automotive companies, comprising AUDI AG, BMW Group and Daimler AG. HERE has been reported as part of Nokia’s continuing operations in the consolidated financial information for the financial years ended December 31, 2014, 2013 and 2012 and for the six months ended June 30, 2015. For the illustrative effect of this transaction on Nokia’s financial information, refer to “Unaudited Pro Forma Condensed Combined Financial Information”.

Nokia

Selected Historical Consolidated Financial Information for Nokia

	Year ended December 31,			Six months ended June 30,
	2014	2013	2012	2015	2014
	(audited)	(audited)	(unaudited)	(unaudited)
CONSOLIDATED INCOME STATEMENT	(in EUR million, except for shares outstanding and earnings per share)			(in EUR million, except for shares outstanding and earnings per share)

Net Sales	12 732	12 709	15 400	6 405	5 606
Cost of Sales	(7 094)	(7 364)	(9 841)	(3 512)	(3 099)

Gross profit	5 638	5 345	5 559	2 892	2 506
Research and development expenses	(2 493)	(2 619)	(3 081)	(1 354)	(1 169)
Selling, general and administrative expenses	(1 634)	(1 671)	(2 062)	(875)	(766)
Impairment of goodwill	(1 209)	—	—	0	0
Other income and expenses	(131)[1]	(536)[2]	(1237)[3]	81	(45)

Operating profit/(loss)	170	519	(821)	745	526
Share of results of associated companies	(12)	4	(1)	14	(6)
Financial income and expenses	(395)	(280)	(357)	(49)	(335)

Profit/(loss) before tax	(237)	243	(1 179)	710	185
Income tax (expense)/benefit	1 408	(202)	(304)	(177)	(102)

Profit/(loss) from continuing operations	1 171	41	(1 483)	533	84

Attributable to:
Equity holders of the parent	1 163	186	(771)	531	80
Non-controlling interests	8	(145)	(712)	2	4

(Loss)/profit from discontinued operations	2 305	(780)	(2 303)	(7)	2 198

Attributable to:
Equity holders of the parent	2 299	(801)	(2 334)	(7)	2 192
Non-controlling interests	6	21	31	0	6
Profit/(loss)	3 476	(739)	(3 786)	526	2 282

Attributable to:
Equity holders of the parent	3 462	(615)	(3 105)	524	2 272
Non-controlling interests	14	(124)	(681)	2	10

Earnings per share
Basic earnings per share (in EUR)
Continuing operations	0.31	0.05	(0.21)	0.15	0.02
Discontinued operations	0.62	(0.22)	(0.63)	0.00	0.59
Profit/(loss)	0.94	(0.17)	(0.84)	0.14	0.61
Diluted earnings per share (in EUR)
Continuing operations	0.30	0.05	(0.21)	0.14	0.02
Discontinued operations	0.56	(0.22)	(0.63)	0.00	0.52
Profit/(loss)	0.85	(0.17)	(0.84)	0.14	0.54
Average number of shares (’000 shares)
Basic
Continuing operations	3 698 723	3 712 079	3 710 845	3 631 929	3 713 523
Discontinued operations	3 698 723	3 712 079	3 710 845	3 631 929	3 713 523
Profit/(loss)	3 698 723	3 712 079	3 710 845	3 631 929	3 713 523
Diluted
Continuing operations	4 131 602	3 733 364	3 710 845	3 952 185	3 732 608
Discontinued operations	4 131 602	3 712 079	3 710 845	3 952 185	4 254 600
Profit/(loss)	4 131 602	3 712 079	3 710 845	3 952 185	4 254 600

[1]	Consist of “Other income” of EUR 136 million and “Other expenses” of EUR (268) million.
[2]	Consist of “Other income” of EUR 272 million and “Other expenses” of EUR (808) million.
[3]	Consist of “Other income” of EUR 276 million and “Other expenses” of EUR (1 513) million.

	Year ended December 31,			Six months ended June 30,
	2014	2013	2012	2015	2014
	(audited)	(audited)	(unaudited)	(unaudited)
CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME	(in EUR million)			(in EUR million)

Profit/(loss)	3 476	(739)	(3 786)	526	2 282
Other comprehensive income/(expense)
Items that will not be reclassified to profit or loss:
Remeasurements on defined benefit plans	(275)	83	(228)	104	(130)
Income tax related to items that will not be reclassified to profit or loss	96	(3)	22	(29)	(14)
Items that may be reclassified subsequently to profit or loss:
Translation differences	820	(496)	41	427	178
Net investment hedges	(167)	114	(58)	(161)	(3)
Cash flow hedges	(30)	3	(41)	3	(41)
Available-for-sale investments	106	49	35	71	4
Other increase, net	40	5	10	2	40
Income tax related to items that may be reclassified subsequently to profit or loss	16	1	12	31	(37)

Other comprehensive income/(expense), net of tax	606	(244)	(207)	448	(3)

Total comprehensive income	4 082	(983)	(3 993)	974	2 279

Attributable to:
Equity holders of the parent	4 061	(863)	(3 281)	968	2 273
Non-controlling interests	21	(120)	(712)	6	6
	4 082	(983)	(3 993)	974	2 279
Attributable to equity holders of the parent:
Continuing operations	1 563	34	(831)	975	(120)
Discontinued operations	2 498	(897)	(2 450)	(7)	2 393
	4 061	(863)	(3 281)	968	2 273
Attributable to non-controlling interests:
Continuing operations	16	(139)	(740)	6	3
Discontinued operations	5	19	28	0	3

	21	(120)	(712)	6	6

	As of December 31,			As of June 30,
	2014	2013	2012	2015
	(audited)	(audited)	(unaudited)	(unaudited)
CONSOLIDATED STATEMENT OF FINANCIAL POSITION	(in EUR million)			(in EUR million)

ASSETS
Goodwill	2 563	3 295	4 876	2 783
Other intangible assets	350	296	647	341
Property, plant and equipment	716	566	1 431	786
Investments in associated companies	51	65	58	69
Available-for-sale investments	828	741	689	1 018
Deferred tax assets	2 720	890	1 279	2 721
Long-term loans receivable	34	96	125	48
Prepaid pension costs[1]	30	38	152	29
Other non-current assets[1]	47	61	66	43

Non-current assets	7 339	6 048	9 323	7 837
Inventories	1 275	804	1 538	1 368
Accounts receivable, net of allowances for doubtful accounts	3 430	2 901	5 551	3 602
Prepaid expenses and accrued income	913	660	2 682	944
Current income tax assets	124	146	495	200
Current portion of long-term loans receivable	1	29	35	2
Other financial assets	266	285	451	121
Investments at fair value through profit and loss, liquid assets	418	382	415	570
Available-for-sale investments, liquid assets	2 127	956	542	2 065
Cash and cash equivalents[2]	5 170	7 633	8 952	3 983

Current assets	13 724	13 796	20 661	12 855
Assets held for sale	—	89	—	0

Assets of disposal groups classified as held for sale	—	5 258	—	—

Total assets	21 063	25 191	29 984	20 693

SHAREHOLDERS’ EQUITY AND LIABILITIES
Capital and reserves attributable to equity holders of the parent
Share capital	246	246	246	246
Share issue premium	439	615	446	401
Treasury shares at cost	(988)	(603)	(629)	(731)
Translation differences	1 099	434	746	1 395
Fair value and other reserves	22	80	(5)	168
Reserve for invested non-restricted equity	3 083	3 115	3 136	3 081
Retained earnings	4 710	2 581	3 997	4 359

Capital and reserves attributable to equity holders of the parent	8 611	6 468	7 937	8 919
Non-controlling interests	58	192	1 302	59

Total equity	8 669	6 660	9 239	8 979
Long-term interest-bearing liabilities	2 576	3 286	5 087	2 685
Deferred tax liabilities	32	195	701	75
Deferred revenue and other long-term liabilities	2 197	630	997	2 001
Provisions	301	242	304	259

Non-current liabilities	5 106	4 353	7 089	5 019
Current portion of long-term interest-bearing liabilities	1	3 192	201	1
Short-term borrowings	115	184	261	102
Other financial liabilities	174	35	90	122
Current income tax liabilities	481	484	499	484
Accounts payable	2 313	1 842	4 394	1 919
Accrued expenses, deferred revenue and other liabilities	3 632	3 033	6 223	3 560
Provisions	572	680	1 988	507

Current liabilities	7 288	9 450	13 656	6 695
Liabilities of disposal groups classified as held for sale	0	4 728	—	0

Total shareholders’ equity and liabilities	21 063	25 191	29 984	20 693

[1]	Prepaid pension costs previously reported under “Other non-current assets” are reported separately starting from June 30, 2015. The information for prior periods presented has been adjusted accordingly.
[2]	As of June 30, 2015, “Bank and cash” and “Available for sale investments, cash equivalents” are reported as a single line item “Cash and cash equivalents”. The information for prior periods presented has been adjusted accordingly.

	Year ended December 31,			Six months ended June 30,
	2014	2013	2012	2015	2014
	(audited)			(unaudited)
CONSOLIDATED STATEMENT OF CASH FLOWS	(in EUR million)			(in EUR million)

Net cash from/(used in) operating activities	1 275	72	(354)	(457)	652
Net cash from/(used in) investing activities	886	(691)	562	(244)	1 171
Net cash used in financing activities	(4 576)	(477)	(465)	(522)	(2 786)
Foreign exchange adjustment	(48)	(223)	(27)	36	(59)
Net increase/decrease in cash and equivalents	(2 463)	(1 319)	(284)	(1 187)	(1 022)
Cash and cash equivalents at beginning of period	7 633	8 952	9 236	5 170	7 633
Cash and cash equivalents at end of period	5 170	7 633	8 952	3 983	6 611

Key Ratios

	Year ended December 31,					Six months ended June 30,
	2014		2013		2012	2015	2014
	(unaudited)					(unaudited)
Key ratios at December 31, Continuing operations
Earnings per share for profit attributable to equity holders of parent
Earnings per share, basic, EUR	0.31	[1]	0.05	[1]	(0.21)	0.15	0.02
Earnings per share, diluted, EUR	0.30	[1]	0.05	[1]	(0.21)	0.14	0.02
P/E ratio, basic	21.16		116.40		neg.	40.60	276.50

Dividend per share, EUR	0.14		0.37		0	N/A	N/A
Total dividends paid, EURm	511		1 374		0	N/A	N/A
Payout ratio, basic	0.45		7.40		0	N/A	N/A
Dividend yield, %	2.13		6.36		0	N/A	N/A
Shareholders’ equity per share, EURm	2.36		1.74		2.14	2.46	1.96
Market capitalization, EURm	23 932		21 606		10 873	22 070	20 539

[1]	Earnings per share (basic and diluted) for the years ended December 31, 2014 and 2013 are audited.

Earnings per share, basic, EUR

Profit attributable to equity holders of the parent

Average adjusted number of shares during the year

P/E ratio, basic

Closing share price at December 31

Earnings per share (basic) for Continuing operations

Payout ratio

Dividend per share

Earnings per share (basic) for Continuing operations

Dividend yield

Dividend per share

Closing share price at December 31

Shareholders’ equity per share

Capital and reserves attributable to equity holders of the parent

Number of shares at December 31—number of treasury shares at December 31

Market capitalization

(Number of shares at December 31—number of treasury shares at December 31) x closing share price at December 31

Significant Change in Financial Condition or Operating Results

In November 2011, Nokia Networks announced its strategy to focus on mobile broadband and services. It also announced an extensive global restructuring program that ultimately resulted in the reduction of its annualized operating expenses and production overhead by over EUR 1.5 billion when the program was completed at the end of 2013. As part of its strategy of focusing on mobile broadband, Nokia Networks also divested a number of non-core businesses.

Beginning in 2013, Nokia undertook a series of transactions to transform its business portfolio. On July 1, 2013, Nokia announced the agreement to acquire Siemens’ 50% stake in the companies’ joint venture Nokia Siemens Networks. The purchase price was EUR 1.7 billion and the transaction closed on August 7, 2013. On September 3, 2013, Nokia announced that it had signed an agreement to sell its Devices & Services Business to Microsoft for a total purchase price of EUR 5.44 billion, of which EUR 3.79 billion related to the Sale of the Devices & Services Business and EUR 1.65 billion related to a mutual patent license agreement. In conjunction with the transaction, Nokia established the Nokia Technologies business to focus on technology development and intellectual property rights activities. The transaction significantly strengthened the Company’s financial position and subsequent to the transaction, in 2014, Nokia started the optimization of its capital structure and recommenced dividend payments, distributed excess capital to shareholders and reduced its interest-bearing debt.

On April 15, 2015, Nokia continued its transformation with the announcement that it had signed an agreement to acquire Alcatel Lucent through the Exchange Offer on the basis of 0.55 Nokia Shares for each Alcatel Lucent Share. In conjunction with this announcement, Nokia announced that it has suspended its capital structure optimization program effective immediately. On August 3, 2015, Nokia announced an agreement to sell HERE to an automotive industry consortium and estimates that it will receive net proceeds of slightly above EUR 2.5 billion.

Sufficiency of Working Capital

In the opinion of Nokia’s management, the working capital available to Nokia is sufficient to cover its present needs for the next 12 months following the date of this Listing Prospectus.

In order to evaluate Nokia’s working capital needs after the Acquisition, Nokia has prepared financial projections assuming the combination of Nokia and Alcatel Lucent and excluding the HERE business. Based on these financial projections, Nokia anticipates that the combination of Nokia and Alcatel Lucent will not adversely impact the sufficiency of working capital for the Combined Company.

Alcatel Lucent

Shareholders and potential investors should note that all of the information concerning Alcatel Lucent presented in this Listing Prospectus and in particular in Annex A is solely based on publicly available information of Alcatel Lucent included in Alcatel Lucent Annual Report and Alcatel Lucent Interim Report Alcatel Lucent has filed with the SEC. Nokia confirms that this information has been accurately reproduced and that as far as Nokia is aware and is able to ascertain from information published by Alcatel Lucent, no facts have been omitted which would render the reproduced information inaccurate or misleading.

Selected Historical Consolidated Financial Information for Alcatel Lucent

For information about Alcatel Lucent’s selected historical consolidated financial information, refer to the sections “Alcatel-Lucent consolidated financial statements at December 31, 2014” of the Alcatel Lucent Annual Report on pages A-197 to A-201 of Annex A and “Alcatel-Lucent Unaudited Interim Condensed Consolidated Financial Statements at June 30, 2015” of the Alcatel Lucent Interim Report on pages A-438 to A-444 of Annex A.

Significant Change in the Financial Condition or Operating Results

On June 19, 2013, Alcatel Lucent announced the Shift Plan, a detailed three-year plan to transform itself into a specialist provider of IP and Cloud Networking and Ultra-Broadband Access. As part of this process, effective from July 1, 2013, Alcatel Lucent implemented a new organization composed of three reportable segments: Core Networking, Access and Other.

The Shift Plan has targeted investments in Core Networking businesses (including IP Routing, IP Transport, IP Platforms and associates services), increasing segment operating cash flow from the Access segment, and technological partnerships. The Shift Plan has also focused on market diversification and rightsizing Alcatel Lucent’s cost structure. In particular, the Shift Plan aims to reduce Alcatel Lucent’s fixed-cost base by EUR 950 million in 2015 compared to its 2012 cost base. Alcatel Lucent has stated that it expects that the cumulative amount of restructuring cash outlays pursuant to the Shift Plan should be approximately EUR 1.8 billion, of which approximately EUR 1.4 billion will be incurred between 2013 and 2015, with the remainder in 2016.

In addition, Alcatel Lucent has completed multiple dispositions as part of the Shift Plan and re-profiled and reduced the financial debt of the company.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

The following unaudited pro forma condensed combined financial information (the “Unaudited Pro Forma Financial Information”) is presented for illustrative purposes only to give effect to the acquisition of Alcatel Lucent and the sale of Nokia’s HERE business. The Unaudited Pro Forma Financial Information includes the historical results presented in accordance with IFRS of Nokia and Alcatel Lucent. For additional information on the historical results of Nokia or Alcatel Lucent, refer to the audited historical consolidated financial information and the unaudited interim condensed consolidated financial information included in Annex A or incorporated by reference into this Listing Prospectus.

•	On April 15, 2015, Nokia and Alcatel Lucent entered into the Memorandum of Understanding pursuant to which and subject to its terms and conditions, Nokia is conducting the Exchange Offer. It is expected that if all Alcatel Lucent Shares and Alcatel Lucent ADSs are tendered into the Exchange Offer, Nokia would issue Nokia Shares in exchange (including Nokia Shares represented by Nokia ADSs) with an aggregate estimated fair value of EUR 9 882 million based on the July 31, 2015 closing price of the Nokia Shares on Nasdaq Helsinki. As part of the Exchange Offer, Nokia is offering to exchange each issued and outstanding Alcatel Lucent Share and each issued and outstanding Alcatel Lucent ADS for either 0.55 Nokia Shares or 0.55 Nokia ADSs, as further described in this Listing Prospectus.

•	In addition, as a part of the Exchange Offer, Nokia is offering to exchange each issued and outstanding OCEANE, for consideration equivalent to that offered to the holders of Alcatel Lucent Shares and Alcatel Lucent ADSs, based on the change of control conversion/exchange ratio applicable to each such series of the OCEANEs. The aggregate face value of the OCEANEs subject to the Exchange Offer was EUR 1 778 million as of June 30, 2015. It is expected that if all OCEANEs are tendered into the Exchange Offer, Nokia would issue Nokia Shares in exchange (including Nokia Shares represented by Nokia ADSs) with an aggregate estimated fair value of EUR 2 815 million, based on the July 31, 2015 closing price of the Nokia Shares on Nasdaq Helsinki.

•	The total costs and expenses expected to be incurred in connection with the transactions contemplated by the Exchange Offer by Nokia and Alcatel Lucent are estimated to range between EUR 110 million and EUR 140 million, and are primarily comprised of financial, legal and advisory costs.

Alcatel Lucent Stock Options

•	Holders of options to acquire Alcatel Lucent Shares who wish to tender in the Exchange Offer or the subsequent offering period, if any, must exercise their Alcatel Lucent Stock Options, and Alcatel Lucent Shares must be issued to such holders prior to the Expiration Date or the expiration of the subsequent offering period, as applicable.

•	Pursuant to the Memorandum of Understanding, Alcatel Lucent agreed to accelerate or waive certain terms of the Alcatel Lucent Stock Options, subject to certain conditions.

•	In respect of holders of Alcatel Lucent Stock Options who elect not to accept the acceleration, the terms and conditions of their Alcatel Lucent Stock Options will remain unchanged, including the performance and presence conditions.

Alcatel Lucent Performance Shares

•	Alcatel Lucent Performance Shares cannot be tendered in the Exchange Offer or the subsequent offering period, if any, unless such Alcatel Lucent Performance Shares have vested and are transferable prior to the Expiration Date or the expiration of the subsequent offering period, as applicable. Pursuant to the Memorandum of Understanding, Nokia and Alcatel Lucent agreed to implement a mechanism with respect to the unvested Alcatel Lucent Performance Shares granted before April 15, 2015 pursuant to which the beneficiaries may waive their rights to receive Alcatel Lucent Performance Shares in exchange for Alcatel Lucent Shares, subject to certain conditions.

•	The number of Alcatel Lucent Shares delivered in exchange for the beneficiary’s waiver of rights to receive Alcatel Lucent Performance Shares would be equal to the total number of Alcatel Lucent Performance Shares which would be granted to the relevant beneficiary if all presence conditions and performance conditions were fulfilled, minus, in the relevant countries, the number of Alcatel Lucent Shares which have to be sold in order to cover payable tax charges. However, in respect of performance conditions relating to periods ending prior to the date of acceleration, the Alcatel Lucent Shares will be delivered only to the extent such conditions have been fulfilled in accordance with their terms.

•	In respect of beneficiaries who elect not to accept the acceleration, the terms and conditions of their Alcatel Lucent Performance Shares will remain unchanged, including the performance conditions and the presence conditions. Nokia and Alcatel Lucent agreed however to adjust the performance conditions attached to any such Alcatel Lucent Performance Shares as a result of the closing of the Exchange Offer and Alcatel Lucent amended the terms and conditions of the applicable Performance Share plans correspondingly.

Sale of HERE

•	On August 3, 2015, Nokia announced an agreement to sell its HERE digital mapping and location services business to a consortium of leading automotive companies (the “HERE transaction”). Nokia estimates that it will receive net proceeds of slightly above EUR 2.5 billion at the closing of the HERE transaction expected to occur in the first quarter of 2016, subject to customary closing conditions and regulatory approvals.

•	Nokia expects to book a gain on the HERE transaction including a related release of cumulative foreign exchange translation differences of approximately EUR 1.0 billion as a result of the HERE transaction. HERE has been a separate operating and reportable segment for financial reporting purposes and Nokia plans to report HERE as a discontinued operation from the third quarter of 2015 onwards.

Basis of Presentation

The acquisition of Alcatel Lucent will be accounted for as a business combination using the acquisition method of accounting under the provisions of IFRS 3, Business Combinations (“IFRS 3”) with Nokia considered as the acquirer of Alcatel Lucent. The IFRS 3 acquisition method of accounting applies the fair value concepts defined in IFRS 13, Fair Value Measurement (“IFRS 13”) and requires, among other things, that the identifiable assets acquired and liabilities assumed in a business combination are recognized at their fair values as of the acquisition date, with any excess of the purchase consideration over the fair value of identifiable net assets acquired recognized as goodwill. The purchase price calculation and purchase price allocation presented herein were made solely for the purpose of preparing this Unaudited Pro Forma Financial Information.

The Unaudited Pro Forma Financial Information is derived from (a) the audited consolidated financial statements of Nokia for the year ended December 31, 2014, which are incorporated by reference into this Listing Prospectus, (b) the unaudited condensed consolidated financial statements of Nokia for the six months ended June 30, 2015, which are incorporated by reference into this Listing Prospectus, (c) the audited consolidated financial statements of Alcatel Lucent Annual Report on Form 20-F for the year ended December 31, 2014, which are included in Annex A, and (d) the unaudited condensed consolidated financial statements of Alcatel Lucent for the six months ended June 30, 2015, which are included in Annex A.

The unaudited pro forma condensed combined statement of financial position as of June 30, 2015 gives effect to the Exchange Offer as if it had occurred on that date. The unaudited pro forma condensed combined income statements for the six months ended June 30, 2015 and for the year ended December 31, 2014 give effect to the Exchange Offer as if it had occurred on January 1, 2014.

The unaudited pro forma condensed combined statement of financial position as of June 30, 2015 also gives effect to the sale of Nokia’s HERE business as if it had occurred on that date. The unaudited pro forma condensed combined income statements for the six months ended June 30, 2015 and years ended December 31, 2014, 2013 and 2012 also give effect to the sale of Nokia’s HERE business by presenting HERE as discontinued operations in accordance with IFRS 5 to give pro forma effect to the proposed sale of HERE. Refer to Note 5 for the Unaudited Pro Forma Financial Information adjusted for the pro forma effect of the HERE transaction for the years ended December 31, 2013 and 2012.

The Unaudited Pro Forma Financial Information reflects adjustments to historical financial information to give pro forma effect to events that are directly attributable to the Exchange Offer, have an ongoing effect on Nokia’s income statements and are factually supportable. The unaudited pro forma condensed combined income statement information does not reflect any non-recurring items directly related to the Exchange Offer or sale of HERE that the Combined Company may incur following the Completion of the Exchange Offer and sale of HERE, rather such non-recurring items are presented in the notes to the Unaudited Pro Forma Condensed Combined Financial Information. Nokia’s Unaudited Pro Forma Financial Information and explanatory notes present how Nokia’s financial statements may have appeared had the businesses actually been combined and had Nokia’s capital structure reflected the Exchange Offer as of the dates noted above.

Nokia has performed a preliminary review of Alcatel Lucent’s IFRS accounting policies, based primarily on publicly available information, to determine whether any adjustments were necessary to ensure comparability in the Unaudited Pro Forma Financial Information. At this time, Nokia is not aware of any differences that would have a material effect on the Unaudited Pro Forma Financial Information. Upon closing of the acquisition of Alcatel Lucent, Nokia will conduct a detailed analysis of Alcatel Lucent’s accounting policies. Certain reclassifications were made to amounts in Alcatel Lucent’s financial statements to align with Nokia’s presentation as described further in Note 2 to the Unaudited Pro Forma Financial Information.

The Unaudited Pro Forma Financial Information assumes that all Alcatel Lucent Securities will be tendered into the Exchange Offer or the subsequent offering period, if any.

The Unaudited Pro Forma Financial Information reflects the application of pro forma adjustments that are preliminary and are based upon available information and certain assumptions, described in the accompanying notes thereto, that management believes are reasonable under the circumstances. Actual results may differ materially from the assumptions within the accompanying Unaudited Pro Forma Financial Information. The Unaudited Pro Forma Financial Information has been prepared by management for illustrative purposes only and is not necessarily indicative of the financial position or results of Nokia’s operations that would have been realized had the acquisition of Alcatel Lucent or the HERE transaction contemplated above occurred as of the dates indicated, nor is it meant to be indicative of any anticipated financial position or future results of operations that Nokia will experience going forward. In addition, the accompanying unaudited pro forma condensed combined income statements does not reflect any expected cost savings, synergies, restructuring actions, non-recurring items or one-time transaction related costs that Nokia expects to generate or incur.

All amounts presented are in millions of euros unless otherwise noted.

Unaudited Pro Forma Condensed Combined Statement of Financial Position as of June 30, 2015

EURm	Nokia historical	Sale of HERE (Note 5)	Nokia continuing operations	Alcatel Lucent reclassified (Note 2)	Pro forma adjustments (Note 3)	Notes	Pro forma combined
ASSETS
Non-current assets
Goodwill	2 783	(2 555)	228	3 360	4 804	3a, 3g	8 392
Other intangible assets	341	(37)	304	1 419	5 700	3a, 3c	7 423
Property, plant and equipment	786	(112)	674	1 378	—		2 052
Investments in associated companies	69	—	69	27	—		96
Available-for-sale investments	1 018	—	1 018	337	—		1 355
Deferred tax assets	2 721	(51)	2 670	1 648	—		4 318
Long-term loans receivable	48	—	48	9	—		57
Prepaid pension costs	29	—	29	2 831	—		2 860
Other non-current assets	43	—	43	376	—		419

	7 837	(2 756)	5 081	11 385	10 504		26 970
Current assets
Inventories	1 368	(12)	1 356	2 099	108	3d	3 563
Accounts receivable, net of allowances for doubtful accounts	3 602	(159)	3 443	2 005	(8)	3i	5 440
Prepaid expenses and accrued income	944	(73)	871	1 323	—		2 194
Current income tax assets	200	(7)	193	67	—		260
Current portion of long-term loans receivable	2	—	2	16	—		18
Other financial assets	121	—	121	202	—		323
Investments at fair value through profit and loss, liquid assets	570	—	570	—	—		570
Available-for-sale investments, liquid assets	2 065	(1)	2 064	1 770	—		3 834
Cash and cash equivalents	3 983	2 515	6 498	4 032	—		10 530

	12 855	2 263	15 118	11 514	100		26 732
Assets of disposal groups classified as held for sale	—	—	—	43	—		43

Total assets	20 693	(493)	20 200	22 942	10 604		53 746

EURm	Nokia historical	Sale of HERE (Note 5)	Nokia continuing operations	Alcatel Lucent reclassified (Note 2)	Pro forma adjustments (Note 3)	Notes	Pro forma combined
SHAREHOLDERS’ EQUITY AND LIABILITIES
Capital and reserves attributable to equity holders of the parent	8 919	26	8 945	2 443	10 354	1, 3a, 3h	21 742
Non-controlling interests	59	—	59	879	—		938

Total equity	8 979	26	9 005	3 322	10 354		22 681

Non-current liabilities
Long-term interest-bearing liabilities	2 685	—	2 685	5 051	(3 430)	1b, 3m	4 306
Deferred tax liabilities	75	—	75	912	1 764	3e	2 751
Deferred revenue and other long-term liabilities	1 575	(164)	1 411	571	—		1 982
Defined benefit pensions and other post-retirement benefits	426	(7)	419	5 197	—		5 616
Provisions	259	—	259	324	—		583

	5 019	(171)	4 848	12 055	(1 666)		15 237
Current liabilities
Current portion of long-term interest-bearing liabilities	1	—	1	195	1 901	3m	2 097
Short-term borrowings	102	—	102	357	—		459
Other financial liabilities	122	—	122	145	—		267
Current income tax liabilities	484	(58)	426	74	—		500
Accounts payable	1 919	(49)	1 870	1 916	(8)	3i	3 778
Accrued expenses, deferred revenue and other liabilities	3 560	(238)	3 322	3 930	23	3f, 3h	7 275
Provisions	507	(3)	504	915	—		1 419

	6 695	(348)	6 347	7 532	1 916		15 795
Liabilities of disposal groups classified as held for sale	—	—	—	33	—		33

Total liabilities	11 714	(519)	11 195	19 620	250		31 065

Total shareholders’ equity and liabilities	20 693	(493)	20 200	22 942	10 604		53 746

Refer to accompanying notes to unaudited pro forma condensed combined financial statements.

Unaudited Pro Forma Condensed Combined Income Statement for the Six Month Period Ended June 30, 2015

EURm	Nokia historical	Sale of HERE (Note 5)	Nokia continuing operations	Alcatel Lucent reclassified (Note 2)	Pro forma adjustments (Note 3)	Notes	Pro forma combined
Net sales	6 405	(551)	5 854	6 601	(14)	3i	12 441
Cost of sales	(3 512)	142	(3 370)	(4 367)	14	3i	(7 723)
Gross profit	2 892	(409)	2 483	2 234	—		4 717
Research and development expenses	(1 354)	269	(1 085)	(1 168)	(171)	1e,3b,3c	(2 424)
Selling, general and administrative expenses	(875)	99	(776)	(870)	(168)	1e,3b,3c	(1 814)
Impairment of goodwill	—	—	—	—	—		—
Other income	159	—	159	48	—		207
Other expenses	(78)	13	(65)	(219)	22	3h	(262)

Operating profit/(loss)	745	(28)	717	25	(317)		425
Share of results of associated companies	14	—	14	1	—		15
Financial income and expenses	(49)	(4)	(53)	(142)	28	3j	(167)

Profit/(loss) before tax	710	(32)	678	(116)	(289)		273
Income tax benefit/(expense)	(177)	7	(170)	(6)	87	3l	(89)

Profit/(loss) from continuing operations	533	(25)	508	(122)	(202)		184

Attributable to:
Equity holders of the parent	531	(25)	506	(112)	(202)		192
Non-controlling interests	2	—	2	(10)	—		(8)

	533	(25)	508	(122)	(202)		184

Earnings per share from continuing operations (attributable to equity holders of parent)	EUR	EUR	EUR	EUR	Notes	EUR
Basic	0.15	(0.01)	0.14	(0.04)	4	0.03
Diluted	0.14	(0.00)	0.14	(0.04)	4	0.03

Weighted average number of shares	000s shares	000s shares	000s shares	000s shares		000s shares
Basic	3 631 929	3 631 929	3 631 929	2 787 471	4	5 640 929
Diluted	3 952 185	3 642 883	3 642 883	2 787 471	4	5 657 924

Refer to accompanying notes to unaudited pro forma condensed combined financial statements below.

Unaudited Pro Forma Condensed Combined Income Statement for the Year Ended December 31, 2014

EURm	Nokia historical	Sale of HERE (Note 5)	Nokia continuing operations	Alcatel Lucent reclassified (Note 2)	Pro forma adjustments (Note 3)	Notes	Pro forma combined
Net sales	12 732	(969)	11 763	13 010	(29)	3i	24 744
Cost of sales	(7 094)	238	(6 856)	(8 788)	29	3i	(15 615)

Gross profit	5 638	(731)	4 907	4 222	—		9 129
Research and development expenses	(2 493)	545	(1 948)	(2 139)	(223)	1e,3b,3c	(4 310)
Selling, general and administrative expenses	(1 634)	181	(1 453)	(1 661)	(439)	1e,3b,3c	(3 553)
Impairment of goodwill	(1 209)	1 209	—	—	—		—
Other income	136	(2)	134	308	—		442
Other expenses	(268)	39	(229)	(593)	—		(822)

Operating profit/(loss)	170	1 241	1 411	137	(662)		886
Share of results of associated companies	(12)	—	(12)	15	—		3
Financial income and expenses	(395)	(5)	(400)	(502)	38	3j	(864)

(Loss)/profit before tax	(237)	1 236	999	(350)	(624)		25
Income tax benefit/ (expense)	1 408	310	1 718	316	187	3l	2 221

Profit/(loss) from continuing operations	1 171	1 546	2 717	(34)	(437)		2 246

Attributable to:
Equity holders of the parent	1 163	1 546	2 709	(69)	(437)		2 203
Non-controlling interests	8	—	8	35	—		43

	1 171	1 546	2 717	(34)	(437)		2 246

Earnings per share from continuing operations (attributable to equity holders of parent)	EUR	EUR	EUR	EUR	Notes	EUR
Basic	0.31	0.42	0.73	(0.02)	4	0.39
Diluted	0.30	0.39	0.67	(0.02)	4	0.37

Weighted average number of shares	000s shares	000s shares	000s shares	000s shares		000s shares
Basic	3 698 723	3 698 723	3 698 723	2 767 026	4	5 707 723
Diluted	4 131 602	4 131 602	4 131 602	2 767 026	4	6 143 274

Refer to accompanying notes to unaudited pro forma condensed combined financial statements below.

Notes to Unaudited Pro Forma Condensed Combined Financial Statements

Tabular amounts in millions of euros (“EURm”) unless noted otherwise.

1)	The Acquisition of Alcatel Lucent:

The acquisition of Alcatel Lucent will be accounted for in accordance with IFRS 3 using the acquisition method of accounting under which the purchase consideration is allocated to assets acquired and liabilities assumed based on their estimated fair values as of the acquisition date. The excess of the preliminary estimated purchase consideration over the estimated fair value of the identifiable net assets acquired has been allocated to goodwill in these pro forma condensed combined financial statements.

Preliminary Estimate of the Fair Value of Purchase Consideration

The purchase consideration to acquire Alcatel Lucent consists of Nokia Shares to be transferred as part of the Exchange Offer. The Exchange Offer will consist of the following:

•	0.55 Nokia Shares or 0.55 Nokia ADSs (as applicable) for each Alcatel Lucent Share and Alcatel Lucent ADS; and

•	438 million Nokia Shares issued to OCEANE bondholders comprised of 241 million Nokia Shares issued for 2018 OCEANEs, 117 million Nokia Shares issued for 2019 OCEANEs and 80 million Nokia Shares issued for 2020 OCEANEs.

The preliminary estimate of the purchase consideration transferred to acquire Alcatel Lucent as if the acquisition of Alcatel Lucent occurred on June 30, 2015 is as follows:

EURm	Estimated preliminary fair value
Preliminary fair value estimate of Nokia equity issued in Exchange for:
Alcatel Lucent Shares or ADS (a)	9 882
OCEANEs (b)	2 815
Alcatel Lucent Stock Options (c)	118
Alcatel Lucent Performance Shares (d)	103

12 918
Less: preliminary estimate of post-combination share-based compensation expense (e)	(26)

Preliminary estimate of purchase consideration	12 892

The preliminary fair value estimate of purchase consideration has been calculated based on the following assumptions:

(a)	The calculation is based on the number of Alcatel Lucent’s outstanding shares of 2 794 343 771 on June 30, 2015 and the closing price of the Nokia Shares of EUR 6.43 on Nasdaq Helsinki on July 31, 2015 and the Exchange Offer ratio of the 0.55 Nokia Shares/Nokia ADSs for every one Alcatel Lucent Share/Alcatel Lucent ADS.

(b)	As part of the Exchange Offer, Nokia is offering to exchange each issued and outstanding OCEANE for Nokia Shares or Nokia ADSs. Under the terms of each of the OCEANEs, and as a result of the Exchange Offer, holders of OCEANEs will also have an opportunity to convert their OCEANEs into or exchange their OCEANEs for Alcatel Lucent Shares at an adjusted conversion/exchange ratio. Based on the closing price of Nokia Shares on Nasdaq Helsinki on July 31, 2015 of EUR 6.43 and the adjusted conversion/exchange ratio, the change of control parity value of the OCEANE convertible bond exceeds the convertible bond par value. Thus, for the purposes of the Unaudited Pro Forma Financial Information, Nokia has assumed all bonds would be converted to 796 million of Alcatel Lucent Shares (based on the adjusted conversion/exchange ratio) and that all such Alcatel Lucent Shares would be tendered in the Exchange Offer. OCEANEs consist of the following face value convertible bonds as of June 30, 2015:

i.	EUR 629 million 2018 OCEANEs;

ii.	EUR 688 million 2019 OCEANEs; and

iii.	EUR 460 million 2020 OCEANEs.

For acquisition accounting purposes, the preliminary fair value of the Nokia Shares issued to the holders of the OCEANEs is included as part of the preliminary estimate of purchase consideration for the acquisition of Alcatel Lucent. The holders of the OCEANEs are treated the same as a holder of an Alcatel Lucent Share in the Exchange Offer. Accordingly, for pro forma purposes, it is expected that 438 million Nokia Shares would be issued to the holders of the OCEANEs, with an estimated fair value of EUR 2 815 million based on the July 31, 2015 closing price of EUR 6.43 per Nokia Share.

It is assumed that, upon the Completion of the Exchange Offer, all Alcatel Lucent Shares issued upon conversion/exchange of the OCEANEs will be exchanged for Nokia Shares and therefore, Nokia will not assume any liabilities related to the OCEANEs. As a result, the net carrying value of the OCEANEs of EUR 1 529 million has been eliminated from the pro forma statement of financial position as of June 30, 2015 as a reduction to long-term interest-bearing liabilities.

(c)	18 million Nokia Shares issued at the July 31, 2015 closing price of EUR 6.43 per Nokia Share in exchange for 33 million of Alcatel Lucent Stock Options that are assumed to be early converted into Alcatel Lucent Shares and tendered in the Exchange Offer. For the purpose of the Unaudited Pro Forma Financial Information, out-of-the money Alcatel Lucent Stock Options are not expected to be tendered in the Exchange Offer.

(d)	In respect of the 29 million outstanding Alcatel Lucent Performance Shares and based on the information available at June 30, 2015, 19 million Alcatel Lucent Performance Shares are assumed to be accelerated and tendered in the Exchange Offer for 11 million Nokia Shares at the July 31, 2015 closing price of EUR 6.43 and 10 million Alcatel Lucent Performance Shares will have ongoing service and performance obligations subsequent to the closing of the acquisition of Alcatel Lucent. The allocation of the fair value of Alcatel Lucent Performance Shares between pre-combination and post-combination services reflected within this Unaudited Pro Forma Financial Information is based on preliminary estimates and a different purchase consideration will likely result when full information on Alcatel Lucent’s Performance Share plans is available.

(e)	For the 10 million Alcatel Lucent Performance Shares with an ongoing service and performance obligations, the fair value of a Performance Share has been calculated using the July 31, 2015 closing price of EUR 6.43 per Nokia Share adjusted for an estimated distribution rate on future income. Estimated share based compensation for the six months ended June 30, 2015 and for the year ended December 31, 2014 is EUR 3 million and EUR 7 million, respectively.

The preliminary estimate of the purchase consideration reflected in the Unaudited Pro Forma Financial Information does not purport to represent the actual consideration to be transferred upon closing of the acquisition of Alcatel Lucent. In accordance with IFRS, the fair value of the Nokia Shares to be issued as part of the consideration transferred will be measured on the completion date of the Exchange Offer at the then-current market price. This requirement will likely result in a purchase consideration different from the amount assumed in the Unaudited Pro Forma Financial Information and that difference may be material. A change of 5% per share in the Nokia ordinary share price would increase or decrease the consideration expected to be transferred by approximately EUR 646 million, which would be reflected in the Unaudited Pro Forma Financial Information as an increase or decrease to goodwill.

Assets Acquired and Liabilities Assumed in Connection with the Acquisition of Alcatel Lucent:

Nokia has made a preliminary allocation of the aggregate estimated purchase consideration, which is based upon estimates that Nokia believes are reasonable. As of the date of this Listing Prospectus, due to limited access to Alcatel Lucent’s financial information, Nokia has not completed the detailed valuation studies necessary to arrive at the required estimates of fair value for all of Alcatel Lucent’s assets to be acquired and liabilities to be assumed. Upon closing of the acquisition of Alcatel Lucent, Nokia will conduct a detailed valuation of all assets and liabilities as of the acquisition date at which point the fair value of assets and liabilities may differ materially from the amounts presented herein. Alcatel Lucent’s consolidated balance sheet information as of June 30, 2015 was used in the preliminary purchase price allocation presented below.

The preliminary purchase price allocation is detailed as follows:

	EURm	Note
Non-current assets
Intangible assets
Customer relationships	3 679	3c
Technologies	2 802	3c
Other	638	3c
Property, plant and equipment	1 378
Deferred tax assets	1 648
Prepaid pension costs	2 831
Other assets	749

13 725
Current assets
Inventories	2 207	3d
Accounts receivable, net of allowances for doubtful accounts	2 005
Available-for-sale investments, liquid assets	1 770
Cash and cash equivalents	4 032
Other current assets	1 651

Total assets acquired	25 390

Non-current liabilities
Long-term interest-bearing liabilities	(1 621)	1b,3m
Deferred tax-liabilities	(2 676)	3e
Deferred revenue and other long-term liabilities	(571)
Defined benefit pension and post-retirement benefits	(5 197)
Provisions	(324)

(10 389)
Current liabilities
Current borrowings and other financial liabilities	(2 598)	3m
Accounts payable	(1 916)
Accrued expenses, deferred revenue and other liabilities	(3 858)	3f
Provisions	(915)
Other current liabilities	(107)

Total liabilities assumed	(19 783)

Net assets acquired	5 607
Non-controlling interests	(879)
Goodwill	8 164	3g

Estimated purchase consideration	12 892

2)	Reclassification of Alcatel Lucent’s Historical Financial Information:

Certain reclassifications were made to align Alcatel Lucent’s historical financial information with Nokia’s financial statement presentation. Upon closing of the acquisition of Alcatel Lucent, Nokia will conduct a detailed review of Alcatel Lucent’s financial statement presentation. As a result of that review, Nokia may identify additional presentation differences between the two companies that, when conformed, could have further impact on the presentation of the combined financial statements. Based on the information available at this time, Nokia is not aware of any other presentation differences that could have a material impact on the Unaudited Pro Forma Financial Information.

The following reclassifications were made to align Alcatel Lucent’s historical statement of financial position as of June 30, 2015 with Nokia’s financial statement presentation:

	As of June 30, 2015
EURm	Historical Alcatel Lucent	Reclassi-fications		Alcatel Lucent reclassified
Non-current assets
Available-for-sale investments	—	337	(i)	337
Other non-current financial assets, net	362	(362)	(i)	—
Long-term loans receivable	—	9	(i)	9
Other non-current assets	476	(100)	(ii)	376

Current assets
Accounts receivable, net of allowances for doubtful accounts	—	2 005	(iv)	2 005
Prepaid expenses and accrued income	—	1 323	(iii),(iv),(v)	1 323
Current portion of long-term loans receivable	—	16	(i)	16
Other financial assets	—	202	(ii),(iii)	202
Available-for-sale investments, liquid assets	—	1 770		1 770
Trade receivables and other receivables, net	2 523	(2 523)	(iv)	—
Advances and progress payments	45	(45)	(v)	—
Other current assets	887	(887)	(iii)	—
Marketable securities, net	1 770	(1 770)		—
Cash and cash equivalents	4 007	25	(iii)	4 032

Non-current liabilities
Long-term interest-bearing liabilities	—	(5 051)	(vi),(xii)	(5 051)
Deferred revenue and other long-term liabilities	—	(571)	(vii),(ix)	(571)
Defined benefit pensions and other post-retirement benefits	—	(5 197)		(5 197)
Provisions	—	(324)		(324)
Pensions, retirement indemnities and other post-retirement benefits	(5 197)	5 197		—
Convertible bonds and other bonds, long-term	(4 798)	4 798	(xii)	—
Other long-term debt	(253)	253	(vi)	—
Other non-current liabilities	(520)	520	(vii)	—

Current liabilities
Current portion of long-term interest-bearing liabilities	—	(195)	(viii)	(195)
Short-term borrowings	—	(357)	(viii),(xi)	(357)
Other financial liabilities	—	(145)	(xi)	(145)
Accounts payable	—	(1 916)	(x)	(1 916)
Accrued expenses, deferred revenue and other liabilities	—	(3 930)	(viii),(ix),(x),(xi)	(3 930)
Provisions	(1 239)	324		(915)
Current portion of long-term debt and short-term debt	(575)	575	(viii)	—
Customers’ deposits and advances	(958)	958	(ix)	—
Trade payables and other payables	(3 599)	3 599	(x)	—
Other current liabilities	(1 462)	1 462	(xi)	—

i.	Reclassification of EUR 362 million from Other non-current financial assets, net to Available for sale investments (EUR 337 million), Long-term loans receivable (EUR 9 million) and to Current portion of long-term loans receivable (EUR 16 million).
ii.	Reclassification of EUR 100 million from Other non-current assets to Other financial assets.
iii.	Reclassification of EUR 887 million from Other current assets to Other financial assets (EUR 102 million), Cash and cash equivalents (EUR 25 million) and Prepaid expenses and accrued income (EUR 760 million).
iv.	Reclassification of EUR 2 523 million from Trade receivables and other receivables, net to Account receivable, net of allowance for doubtful accounts (EUR 2 005 million) and Prepaid expenses and accrued income (EUR 518 million).
v.	Reclassification of EUR 45 million from Advances and progress payments to Prepaid expenses and accrued income.
vi.	Reclassification of EUR 253 million from Other long-term debt to Long-term interest-bearing liabilities.
vii.	Reclassification of EUR 520 million from Other non-current liabilities to Deferred revenue and other long-term liabilities.
viii.	Reclassification of EUR 575 million from Current portion of long-term debt and short –term debt to Accrued expenses, deferred revenue and other liabilities (EUR 95 million), Short term borrowings (EUR 284 million) and Current portion of long-term interest-bearing liabilities (EUR 195 million).
ix.	Reclassification of EUR 958 million from Customer deposits and advances to Deferred revenue and other long-term liabilities (EUR 50 million) and to Accrued expenses, deferred revenue and other liabilities (EUR 908 million).
x.	Reclassification of EUR 3 599 million from Trade payables and other payables to Accrued expenses, deferred revenue and other liabilities (EUR 1 683 million) and to Accounts payable (EUR 1 916 million).
xi.	Reclassification of EUR 1 462 million from Other current liabilities to Accrued expenses, deferred revenue and other liabilities (EUR 1 244 million), Other financial liabilities (EUR 145 million) and Short-term borrowings (EUR 73 million).
xii.	Reclassification of EUR 4 798 million from Convertible bonds and other bonds, long-term to Long-term interest-bearing liabilities.

The following reclassifications were made to align Alcatel Lucent’s historical income statement for the six month period ended June 30, 2015 with Nokia’s financial statement presentation:

	For the six month period ended June 30, 2015
EURm	Historical Alcatel Lucent	Reclassification		Alcatel Lucent reclassified
Revenues	6 685	(84)	(i)	6 601
Cost of sales	(4 364)	(3)	(vi)	(4 367)
Research and development expenses	(1 213)	45	(i),(vi)	(1 168)
Selling, general and administrative expenses	(864)	(6)	(vi)	(870)
Other income	—	48	(i),(vi)	48
Other expenses	—	(219)	(ii),(iii),(v)	(219)
Restructuring costs	(191)	191	(ii)	—
Litigations	(19)	19	(iii)	—
Gain/(loss) on disposal of consolidated entities	(8)	8	(v)	—
Post-retirement benefit plan amendments	(1)	1		—
Financial income and expenses	—	(142)	(iv)	(142)
Finance cost	(135)	135	(iv)	—
Other financial income (loss)	(7)	7	(iv)	—

i.	Reclassification of EUR 84 million of Revenue, to Research and development expenses (EUR 60 million), and Other income (EUR 24 million).
ii.	Reclassification of EUR 191 million of Restructuring costs to Other expenses.
iii.	Reclassification of EUR 19 million of Litigation costs to Other expenses.
iv.	Represents EUR 142 million of Finance cost (EUR 135 million) and Other financial income (loss) (EUR 7 million) which have been reclassified to Financial income and expenses.
v.	Represents EUR 8 million of Gain/(loss) on disposal of consolidated entities to Other expenses.
vi.	Reclassification from Cost of sales (EUR 3 million), from Research and development expense (EUR 15 million) and from Selling, general and administrative expenses (EUR 6 million) to Other income (EUR 24 million).

The following reclassifications were made to align Alcatel Lucent’s historical income statement for the year ended December 31, 2014 with Nokia’s financial statement presentation:

	For the year ended December 31, 2014
EURm	Historical Alcatel Lucent	Reclassifications		Alcatel Lucent reclassified
Revenues	13 178	(168)	(i)	13 010
Cost of sales	(8 770)	(18)	(vi)	(8 788)
Research and development expenses	(2 215)	76	(i),(vi)	(2 139)
Selling, general and administrative expenses	(1 621)	(40)	(vi)	(1 661)
Other income	—	308	(i),(iii),(iv),(vi),(vii)	308
Other expenses	—	(593)	(ii),(iii)	(593)
Restructuring costs	(574)	574	(ii)	—
Litigations	7	(7)	(vii)	—
Gain/(loss) on disposal of consolidated entities	20	(20)	(iii)	—
Post-retirement benefit plan amendments	112	(112)	(iv)	—
Financial income and expenses	—	(502)	(v)	(502)
Finance cost	(291)	291	(v)	—
Other financial income (loss)	(211)	211	(v)	—

i.	Reclassification of EUR 168 million of Revenue, to Research and development expenses (EUR 88 million) and Other income (EUR 80 million).
ii.	Reclassification of EUR 574 million from Restructuring costs to Other expenses.
iii.	Reclassification of EUR 20 million from Gain/(loss) on disposal of consolidated entities to Other income of EUR 39 million and to Other expenses of EUR (19) million.
iv.	Reclassification of EUR 112 million from Post-retirement benefit plan amendments to Other income.
v.	Represents EUR 502 million of Finance cost (EUR 291 million) and Other financial income (loss) (EUR 211 million) which have been reclassified to Financial income and expenses.
vi.	Reclassification from Cost of sales (EUR 18 million), from Research and development expense (EUR 12 million) and from Selling, general and administrative expenses (EUR 40 million) to Other income (EUR 70 million).
vii.	Reclassification from Litigations of EUR 7 million to Other income.

3)	Pro Forma Adjustments:

The following pro forma adjustments give effect to the unaudited pro forma condensed combined income statements for the six month period ended June 30, 2015 and the year ended December 31, 2014, and the unaudited pro forma condensed combined statement of financial position as of June 30, 2015.

(a)	These adjustments reflect the elimination of the historical goodwill totaling EUR 3 360 million, book value of existing intangible assets totaling EUR 1 419 million, which are fair valued as part of the preliminary purchase price allocation and shareholders’ equity of Alcatel Lucent totaling EUR 2 443 million as of June 30, 2015. Please refer to Note 3(g) for the fair value adjustment on goodwill.

(b)	Represents the elimination of amortization expenses related to the existing intangible assets for the six month period ended June 30, 2015 and the year ended December 31, 2014 of EUR 134 million and EUR 261 million, respectively.

(c)	The preliminary fair values of intangible assets has been determined primarily through the use of the “income approach”, which requires an estimate or forecast of expected future cash flows through the use of either the multi-period excess earnings method or the relief-from-royalty method. The preliminary fair value estimates of the identifiable intangible assets and their average amortization lives are estimated as follows:

			Estimated Amortization
EURm	Estimated preliminary fair value	Range of average amortization life	For the six month period ended June 30, 2015	For the year ended December 31, 2014
Customer relationships (i)	3 679	7 - 10 years	213	427
Developed technology (ii)	2 802	5 - 7 years	203	406
Other intangible assets (iii)	638	3 -12 years	54	84

Total	7 119		470	917

i.	Customer relationships represent the fair value of the customer agreements and underlying relationships with Alcatel Lucent’s customers. Order backlog is included in the fair value of customer relationships. Based on the preliminary valuation, amortization expense of EUR 213 million has been recorded to the unaudited pro forma condensed combined income statements for the six month period ended June 30, 2015 and EUR 427 million for the year ended December 31, 2014.

ii.	Developed technology represents the fair value of Alcatel Lucent’s products that have reached technological feasibility and are a part of Alcatel Lucent’s product lines at the time acquired as well as the fair value of the in process research and development projects. Based on the preliminary valuation, amortization expense of EUR 203 million has been recorded to the unaudited pro forma condensed combined income statements for the six month period ended June 30, 2015 and EUR 406 million in the year ended December 31, 2014.
iii.	Other intangibles includes the fair value of the trade name and other existing intangible assets. Based on the preliminary valuation, amortization expense of EUR 54 million has been recorded to the unaudited pro forma condensed combined income statements for the six month period ended June 30, 2015 and EUR 84 million in the year ended December 31, 2014.

(d)	A preliminary fair value adjustment of EUR 108 million has been recorded to inventories in the pro forma statement of financial position as at June 30, 2015 to reflect the preliminary fair values of EUR 2 207 million. Nokia anticipates that the fair value adjustment related to inventories would be utilized in full during the first half of 2016. As such, the impact on cost of sales has not been reflected in the pro forma combined condensed income statements for the six month period ended June 30, 2015 or the year ended December 31, 2014 because it is considered to be non-recurring in nature and is not expected to have a continuing impact on the combined operating results.

(e)	Represents the estimated non-current deferred income tax liability related to the fair value adjustments reflected in the Unaudited Pro Forma Financial Information (excluding adjustments related to goodwill, which are not tax effected). The resulting impact is an additional non-current deferred income tax liability of EUR 1 764 million. All deferred income tax impacts were calculated based on an assumed blended tax rate of 30%.

(f)	A fair value for deferred revenue of EUR 446 million was estimated, which resulted in a EUR 72 million reduction to its carrying value. This estimate was prepared based on limited information as to the cost, timing and risk associated with the provision of future services. The effect of the fair value adjustment to deferred revenue is not reflected in the pro forma condensed combined income statement as it is considered to be non-recurring in nature and is not expected to have a continuing impact on the combined operating results.

(g)	The goodwill recognized in the pro forma statement of financial position as at June 30, 2015 represents the excess of the preliminary purchase consideration transferred over the fair value of identifiable net assets acquired. The goodwill of EUR 8 164 million arising from the acquisition of Alcatel Lucent is attributable to future technology, future customer relationships and assembled workforce. Nokia expects that the goodwill will not be deductible for tax purposes.

(h)	The total costs and expenses expected to be incurred by Nokia and Alcatel Lucent in connection with the transactions contemplated by the Exchange Offer are estimated to range from EUR 110 million to EUR 140 million, and are primarily comprised of financial, legal and advisory costs. The effect of financial, legal and advisory costs to be incurred in connection with the Exchange Offer are not reflected in the pro forma condensed combined income statement as these costs are considered to be a non-recurring charge directly related to the transaction and do not have a continuing impact on the combined operating results. In addition, future estimated transaction costs of EUR 95 million were reflected in Accrued expenses, deferred revenue and other liabilities in the pro forma statement of financial position as at June 30, 2015. No amounts were accrued for estimated transaction costs that were not factually supportable.

Nokia:

As of June 30, 2015, Nokia accrued and expensed EUR 15 million of transaction costs. As a result, an adjustment has been made to Other expenses to remove these transaction costs from the income statement for the six month ended June 30, 2015, as these costs are considered to be non-recurring charges directly related to the transaction.

Alcatel Lucent:

As of June 30, 2015, Alcatel Lucent accrued and expensed EUR 7 million of transaction costs. As a result, an adjustment has been made to Other expenses to remove these transaction costs from the income statement for the six month ended June 30, 2015, as these costs are considered to be non-recurring charges directly related to the transaction.

(i)	This adjustment reflects the elimination of transactions between Nokia and Alcatel Lucent amounting to EUR 14 million and EUR 29 million for the six month period ended June 30, 2015 and the year ended December 31, 2014, respectively. The receivable and corresponding payable between Nokia and Alcatel Lucent as of June 30, 2015 totaled EUR 8 million and has been eliminated.

(j)	Reflects the full elimination of the interest related to the OCEANEs for the six month period ended June 30, 2015 and the year ended December 31, 2014 totaling EUR 28 million and totaling EUR 38 million, respectively.

(k)	Upon the acquisition of Alcatel Lucent, Nokia will consolidate all Alcatel Lucent subsidiaries including partly-owned subsidiaries such as Alcatel Lucent Shanghai Bell Co. Ltd (“ASB”), which has material non-controlling interests (50% less one share). Nokia elected to measure the non-controlling interests using the proportionate share method whereby the goodwill recognized does not include any amount relating to the non-controlling interests. All other non-controlling interests in other subsidiaries are immaterial in aggregate.

(l)	The estimated income tax impacts of the pre-tax adjustments that are reflected in the unaudited pro forma condensed combined income statements were calculated using an assumed blended tax rate of 30%, which is based on preliminary assumptions related to which jurisdictions the income (expense) will be recorded. The effective tax rate of the Combined Company could be significantly different depending on the post-acquisition activities, including cash needs and geographical mix of net income.

(m)	Certain Alcatel Lucent senior non-convertible bondholders have the right to put their bonds to Alcatel Lucent for redemption at a specified price upon change of control. As of July 31, 2015, the senior non-convertible bonds trade at a market price that exceeds the put option exercise price. Thus, for the purposes of the Pro Forma Financial Information, Nokia has assumed that the bondholders would not exercise this put option. A pro forma adjustment was made to reclassify the carrying amount of the senior non-convertible bonds of EUR 1 901 million from Long-term interest bearing liabilities to Current portion of long-term interest bearing liabilities.

4)	Earnings per Share:

Pro forma basic earnings per share is calculated by dividing the pro forma profit from continuing operations attributable to equity holders of the parent by the pro forma weighted average number of shares outstanding as adjusted for the Exchange Offer.

Pro forma diluted earnings per share is calculated by adjusting the historical diluted weighted average number of shares outstanding with the pro forma dilutive effect of replacement share-based payment awards granted to certain holders of Alcatel Lucent Performance Shares. For the six months ended June 30, 2015, the assumed conversion of Nokia’s outstanding convertible bonds has been excluded from the calculation of diluted shares as it was determined to be antidilutive.

EURm	Six months ended June 30, 2015	Year ended December 31, 2014
Pro forma profit from continuing operations attributable to equity holders of the parent—basic	192	2 203
Add Back: Elimination of interest expense, net of tax, on Nokia convertible bonds (where dilutive)	—	60

Pro forma profit from continuing operations attributable to equity holders of the parent—diluted	192	2 263

000s shares
Weighted average number of shares in issue—historical	3 631 929	3 698 723
Pro Forma number of shares issued to Alcatel Lucent shareholders	1 536 889	1 536 889
Pro Forma number of shares issued to holders of OCEANEs	437 772	437 772
Pro Forma number of shares issued to holders of vested stock options	18 339	18 339
Pro Forma number of shares issued to holders of vested performance shares	16 000	16 000

Pro Forma weighted average number of shares in issue—basic	5 640 929	5 707 723
Effect of dilutive securities:
Restricted shares and other	5 692	14 419
Stock options	2 336	3 351
Performance shares	2 926	1 327
Assumed conversion of convertible bonds	—	413 782

	10 954	432 879
Pro forma replacement share-based payment awards	6 042	2 672

Pro Forma adjusted weighted average number of shares and assumed conversions—diluted	5 657 924	6 143 274

	EUR	EUR
Pro forma earnings per share from continuing operations attributable to equity holders of the parent—basic	0.03	0.39
Pro forma earnings per share from continuing operations attributable to equity holders of the parent—diluted	0.03	0.37

5)	Sale of HERE:

Nokia presents the pro forma effect of the HERE transaction and the related discontinued operations in the pro forma statement of financial position as of June 30, 2015 and the pro forma condensed combined income statements for the six month ended June 30, 2015 and for the year ended December 31, 2014.

The unaudited pro forma condensed combined statement of financial position and the unaudited pro forma condensed combined income statements for all periods presented were adjusted to fully eliminate all of the assets, liabilities and historical operating results included in the HERE business. In addition, the unaudited pro forma condensed combined statement of financial position reflects adjustments for the HERE transaction including the estimated net cash proceeds of approximately EUR 2.5 billion and the estimated EUR 1 billion gain on the sale and related release of foreign exchange translation differences. Non-recurring items including the one-time gain associated with the HERE transaction, are not reflected in the pro forma condensed combined income statements.

The following table presents the impact of the HERE discontinued operations for the years ended December 31, 2013 and 2012:

	For the year ended December 31, 2013			For the year ended December 31, 2012
EURm	Nokia Historical	Sale of HERE	Nokia continuing operations	Nokia Historical	Sale of HERE	Nokia continuing operations
Net sales	12 709	(914)	11 795	15 400	(1 103)	14 298
Cost of sales	(7 364)	208	(7 156)	(9 841)	228	(9 613)

Gross profit	5 345	(706)	4 638	5 559	(875)	4 685
Research and development expenses	(2 619)	648	(1 970)	(3 081)	883	(2 198)
Selling, general and administrative expenses	(1 671)	188	(1 483)	(2 062)	263	(1 799)
Impairment of goodwill	—	—	—	—	—	—
Other income	272	—	272	277	(1)	276
Other expenses	(809)	24	(785)	(1 514)	31	(1 483)

Operating profit/(loss)	518	154	672	(820)	301	(520)
Share of results of associated companies	4	(1)	4	(1)	(1)	(2)
Financial income and expenses	(280)	3	(277)	(357)	2	(355)

Profit/(loss) before tax	243	156	399	(1 179)	302	(877)
Income tax benefit/(expense)	(202)	(68)	(270)	(304)	(110)	(414)

Profit/(loss) for the year from continuing operations	41	88	128	(1 483)	192	(1 291)

Attributable to:
Equity holders of the parent	186	88	274	(771)	192	(580)
Non-controlling interests	(145)	—	(145)	(712)	—	(712)

	41	88	128	(1 483)	192	(1 291)

Earnings per share from continuing operations (attributable to equity holders of parent)	EUR	EUR	EUR	EUR	EUR	EUR
Basic	0.05	0.02	0.07	(0.21)	0.05	(0.16)
Diluted	0.05	0.02	0.07	(0.21)	0.05	(0.16)

Weighted average number of shares	000s, shares	000s, shares	000s, shares	000s, shares	000s, shares	000s, shares
Basic	3 712 079	3 712 079	3 712 079	3 710 845	3 710 845	3 710 845
Diluted	3 733 364	3 733 364	3 733 364	3 710 845	3 710 845	3 710 845

6)	Range of Possible Offer Acceptance Levels

The Unaudited Pro Forma Financial Information presented above has been prepared assuming that Nokia acquires 100% of Alcatel Lucent through the Exchange Offer and that a squeeze-out is not effected.

The following sensitivity analysis provides a range of potential outcomes, assuming the minimum ownership interest in Alcatel Lucent of 51%, the ownership at the midpoint of the range of 75% and the impact of the squeeze-out assuming 95% of the outstanding shares are tendered in the Exchange Offer. In the 51% and 75% scenarios, 49% and 25%, respectively, of the carrying amount of OCEANE convertible bonds were assumed to remain outstanding. In the 95% scenario, Nokia has assumed that the remaining 5% is purchased in cash to illustrate the cash consideration alternative and the OCEANE convertible bonds fully convert. The adjustments to be made to Pro forma adjustments column in the unaudited pro forma condensed combined statement of financial position as of June 30, 2015 and the unaudited pro forma condensed combined income statements for the six months ended June 30, 2015 and the year ended December 31, 2014 would be as follows:

	51% Ownership of Alcatel Lucent	75% Ownership of Alcatel Lucent	100% Ownership of Alcatel Lucent as a Result of a Squeeze-Out
EURm
Assuming purchase price consideration of:	6 575	9 669	12 247

Increase (decrease):
Cash (cash consideration for squeeze-out)	—	—	(645)
Goodwill	(3 297)	(1 513)	(408)
Current portion of long-term interest-bearing liabilities	1 379	704	—
Capital and reserves attributable to equity holders of the parent	(6 317)	(3 223)	(237)
Non-controlling interests	1 641	1 006	—
Increase (decrease):
Profit (loss) from continuing operations for the six months ended June 30, 2015 attributable to:
Equity holders of the parent	154	79	—
Non-controlling interests	(154)	(79)	—
Profit (loss) from continuing operations for the year ended December 31, 2014 attributable to:
Equity holders of the parent	248	127	—
Non-controlling interests	(248)	(127)	—

Earnings per share from continuing operations per share – basic in EUR for the six months ended June 30, 2015	0.04	0.02	0.00
Earnings per share from continuing operations – diluted in EUR for the six months ended June 30, 2015	0.04	0.02	0.00
Weighted average number of shares outstanding (000s shares) – basic for six months ended June 30, 2015	(984 410)	(502 250)	(100 450)
Weighted average number of shares outstanding (0000s shares) – diluted for six months ended June 30, 2015	(987 371)	(503 760)	(100 752)

Earnings per share from continuing operations per share – basic in EUR for the year ended December 31, 2014	0.13	0.06	0.01
Earnings per share from continuing operations – diluted in EUR for the year ended December 31, 2014	0.12	0.06	0.01
Weighted average number of shares outstanding (000s shares) – basic for the year ended December 31, 2014	(984 410)	(502 250)	(100 450)
Weighted average number of shares outstanding (000s shares) – diluted for the year ended December 31, 2014	(985 719)	(502 918)	(100 584)

INDUSTRY OVERVIEW

This section “Industry Overview” includes terminology and abbreviations, many of which are specific to networks industry. For a non-exhaustive list of such terms and abbreviations, refer to the section “Glossary”.

Overall Telecoms Equipment Market

In recent years, the most important trends affecting the telecoms equipment market have been the increase in the use of data services and the resulting exponential increase in traffic, which has led to an increased need for high performance, quality and reliability in networks. The continuing data traffic increase has forced operators into a transformation of their business model from a voice centric to a data centric model. The shift in approach has required operators to restructure their infrastructure and the challenge for most of the operators have been to monetize the new data services. As a result, operators have experienced flatter revenue as well as margin pressure and there is an increased need for operators to adapt to new technologies and increase efficiency amongst both operators and network infrastructure and services vendors. In addition to the attempts to reduce their costs, the operators want to increase their agility through the adoption of the emerging Telco Cloud and network virtualization technologies. Operators’ need to find their place in the new ecosystem has triggered a consolidation wave driven by the need to gain scale and provide a wider spectrum of services, especially fixed mobile convergence services. With one of the widest product portfolios and a global presence, Nokia and Alcatel Lucent are well positioned to capture the growth in investments from both fixed and mobile operators and the integration between the two domains.

The underlying telecoms equipment market is fundamentally driven by capital expenditures by telecom service providers. Nokia’s and Alcatel Lucent’s sales are affected by seasonality in the network operators’ spending cycles, with generally higher sales in the fourth quarter, as compared to the first quarter of the following year. In addition to normal industry seasonality, there are normal peaks and troughs in the deployment of large infrastructure projects. The timing of these projects is dependent on the introduction of new mobile technologies and associated spectrum allocation as well as optical or routing technologies, network upgrade cycles and the availability of new consumer devices. In addition, the Internet of Things already today, and 5G in the mid-to-long term continue drive market growth by multiplying data demand and traffic faster than anything ever before, further impacting Nokia and Alcatel Lucent’s addressable market.

When discussing Nokia and Alcatel Lucent’s addressable market, telecom networks equipment are always sold with services attached, typically services as Network Implementation, Care, System Integration and Managed Services. The service components of the telecom networks market are not monitored and reported by industry analysts. An industry consensus estimate on the size suggests that the market size for the service part is around 90% of the size equipment market size.

Wireless Networks

According to market researcher Dell’Oro, mobile data traffic has rapidly expanded every year since the smartphone market started accelerating in 2008. With the exponential growth in user data requirements, there is a continued demand from service providers for technology capable of managing data amounts and improving the quality, speed, coverage and capacity of networks.

The global wireless networks market grew at a compound annual growth rate (“CAGR”) of 4.5% 2012–2014, reaching a total market size of USD 34.2bn in 2014 (including GSM, CDMA, WCDMA and LTE markets). Of this, 56% represented sales from 4G / LTE in 2014, a technology tracked since 2010 and reaching a market size of USD 19.3bn in 2014.

Wireless market size ($bn)	2012	2013	2014	CAGR ’12–’14A
2G, 3G1	25.0	20.1	14.9	(22.8%)
Growth, y-o-y %	(22%)	(20%)	(26%)
4G / LTE	6.3	12.2	19.3	74.8%
Growth, y-o-y %	181%	94%	58%

Total Wireless	31.4	32.4	34.2	4.5%
Growth, y-o-y %	(9%)	3%	6%

Source: Dell’Oro – Mobile RAN, 4Q14 M16A (2000–2019).

[1]	Includes CDMA, WCDMA and GSM markets.

IP Routing

IP routers are increasingly becoming an integral part of networks as service providers and enterprises increasingly rely on internet protocol for their networks. As a result, equipment manufacturers are expanding the range of IP routing services, the scale of capacity and developing the ability to support expanded data through innovation in both hardware and software.

The global service provider IP routing market (including Edge Routers, Core Routers, Traditional Packet Core and Evolved Packet Core markets) grew at a CAGR of 8.3% 2012–2014, reaching a total market size of USD 14.6bn in 2014. Of this 68% represented sales of Edge & Core routers in 2014.

IP Routing market size ($bn)	2012	2013	2014	CAGR 12–’14A
Edge & Core Routers[1]	9.3	9.7	9.9	3.5%
Growth, y-o-y %	(1%)	5%	3%
Total Packet Core[2]	3.2	3.7	4.7	21.2%
Growth, y-o-y %	13%	16%	27%

Total IP Routing	12.5	13.4	14.6	8.3%
Growth, y-o-y %	2%	7%	9%

Source: Dell’Oro – Routers, 4Q14 Vol.19 No.4 R16A, February 25, 2015 (1999–2019), Dell’Oro – Wireless Packet Core Report 2Q15, Vol.7 No.2 WPC1A (2011–2019).

[1]	Includes Service Provider Edge Router and Service Provider Core Router markets.
[2]	Includes Traditional Packet Core and Evolved Packet Core markets.

Fixed Access

The fixed access market is a stable long-term market with ongoing upgrade cycles, regulatory changes and recent developments and innovation as service providers spend to improve fixed-line speeds.

The global fixed access market grew at a CAGR of 6.0% 2012–2014, reaching a total market size of USD 4.0bn in 2014 (including DSL and PON markets). Of this, 66% represented sales of PON products and 34% DSL products. The PON and DSL markets grew at a CAGR of 12.9% and the DSL market decreased by 4.5% between 2012 and 2014.

Fixed Access market size ($bn)	2012	2013	2014	CAGR ’12–’14A
DSL	1.5	1.4	1.4	(4.5%)
Growth, y-o-y %	(18%)	(7%)	(2%)
PON	2.1	2.3	2.7	12.9%
Growth, y-o-y %	4%	11%	15%

Total Fixed Access	3.6	3.7	4.0	6.0%
Growth, y-o-y %	(6%)	3%	9%

Source: Dell’Oro – Access, 4Q14 Vol.19 No.4 A16A, March 2, 2015 (1998–2019).

IP Platforms

IP platforms products provides systems hardware, software platforms and applications that help communications service providers, extra-large enterprises and webscale companies deliver advanced IP communications, optimize their networks and operations, improve the customer experience and monetize new services. The industry continues to be highly dynamic as legacy products are increasingly being replaced by VoIP systems.

The global IP platforms market decreased at a CAGR of 1.3% 2012–2014, reaching a total market size of USD 6.8bn in 2014. Note that this definition of IP platforms excludes a significant portion of the overall IP platforms market that Nokia and Alcatel Lucent address, including the SON and Optimization software, Network Security Appliances and Software, Network Management Systems, Service Assurance Systems, IoT Connectivity Management, IoT Application Enablement Platforms as well as Big Data and Analytics markets.

IP Platforms market size ($bn)	2012	2013	2014	CAGR ’12–’14A
Total IP Platforms[1]	7.0	6.4	6.8	(1.3)%
Growth, y-o-y %	(12%)	(8%)	6%

Source: Dell’Oro – Carrier IP Telephony, Five Year Forecast Vol.11 No.3 CT21A, January 20, 2015 (2000–2019).

[1]	Includes Softswitch, Media Gateway, Session Border Controller (’SBC’), Voice Application Server (’VAS’), IP Multimedia Subsystem (’IMS’) Core and Legacy Mobile Switching Centre (’MSC’) markets.

IP Transport

IP transport investment has mostly been in core and backbone networks with future growth opportunities expected to come from service providers’ need to build out their metro network and access applications. The IP transport market is characterized by a fragmented market with a lot of smaller players defending their niche positions leading to a quite intensive price competition.

The global IP transport market decreased at a CAGR of 0.2% 2012–2014, reaching a total market size of USD 12.6bn in 2014. Of this, 75% represented sales of WDM products in 2014, a market which grew at a 9.4% CAGR between 2012 and 2014. Note that this definition of the IP transport market excludes the Microwave Equipment market which accounts for a significant portion of the overall IP transport market that Nokia and Alcatel Lucent address.

IP Transport market size (USD bn)	2012	2013	2014	CAGR ’12–’14A
WDM	7.9	8.9	9.4	9.4%
Growth, y-o-y %	8%	12%	7%
Rest of IP Transport	4.8	3.9	3.2	(18.4%)
Growth, y-o-y %	(19%)	(19%)	(8%)

Total IP Transport	12.7	12.7	12.6	(0.2%)
Growth, y-o-y %	(5%)	2%	(1%)

Source: Dell’Oro – Optical Transport, Vol.16 No.4 O16A, February 20, 2015 (1998-2019).

[1]	Includes Multiservice Multiplexer and Optical Switch markets.

HERE

In general, there is a trend of more connected things which provides opportunities for location-based intelligence to serve as a key dimension in this development. Additionally, as the automotive industry is a significant contributor to HERE’s sales, the broader economy and its influence on new car sales are an important factor in HERE’s future success. The adoption rate of in-car navigation products and services is important as well. In general, adoption of these types of products has been increasing and is expected to further increase as connectivity becomes more pervasive in cars. The gradual move towards an increasing number of cars being connected also offers the possibility to provide more value-adding services to the automotive industry.

Technologies / Licensing

In general, there has been increased focus on IPR protection and licensing, and this trend is expected to continue. As such, new agreements are generally a product of lengthy negotiations and potential litigation or arbitration, and therefore the timing and outcome may be difficult to forecast. Due to the structure of the patent license agreements, the payments may be very infrequent, at times retrospective in part and the lengths of license agreements can vary.

Additionally, there are clear regional differences in the ease of protecting and licensing patented innovations. Nokia has seen some licensees actively avoiding license payments, and some licensors using aggressive methods to collect them, both behaviors attracting regulatory attention. Nokia expects the discussion on the regulation of licensing to continue on both a global and regional level. Some of those regulatory developments may be adverse to the interests of technology developers and patent owners, including Nokia and Alcatel Lucent.

BUSINESS

All statements in this section regarding the competitive position of Nokia or the Combined Company are based on the view of Nokia’s management unless otherwise explicitly stated.

Nokia

Overview

Nokia is a Finnish corporation, established in 1865 and organized under the laws of the Republic of Finland. The Company is registered with the Finnish Trade Register under the business identity code 0112038-9. Under its Articles of Association in effect on the date of this Listing Prospectus, Nokia’s corporate purpose is to engage in the telecommunications industry and other sectors of the electronics industry as well as the related service businesses, including the development, manufacture, marketing and sales of mobile devices, other electronic products and telecommunications systems and equipment as well as related mobile, Internet and network infrastructure services and other consumer and enterprise services. Nokia may also create, acquire and license intellectual property and software as well as engage in other industrial and commercial operations. Further, Nokia may engage in securities trading and other investment activities. Nokia’s principal office is located at Karaportti 3, FI-02610 Espoo, Finland, and the telephone number is +358 (0) 10 44 88 000.

Nokia is currently focused on three business areas: network infrastructure software, hardware and services, which is offered through Nokia Networks; mapping and location intelligence, which is provided through HERE; and advanced technology development and licensing, which is pursued through Nokia Technologies. Through its three businesses, Nokia has a global presence with operations and R&D facilities in Europe, North America and Asia, sales in approximately 140 countries, and employs approximately 64 000 people. Nokia is also a major investor in R&D, with expenditure through its three businesses exceeding EUR 2.5 billion in 2014.

Nokia Networks is a leading vendor in the mobile infrastructure market, providing a broad range of different products, from the hardware components of networks used by network operators to software solutions supporting the efficient operation of networks, as well as services to plan, optimize, implement, run and upgrade mobile operators’ networks.

HERE is a leading provider of maps and location experiences across multiple screens and operating systems and is focused on producing the most accurate and fresh map content, available across multiple devices and operating systems.

Nokia Technologies develops and licenses cutting-edge innovations that are powering the next revolution in computing and mobility. Nokia Technologies is a leading innovator of the core technologies enabling the Programmable World, where everything and everyone will be connected. Nokia Technologies is expanding Nokia’s successful patent licensing program and licensing proprietary technologies to enable its customers to build better products.

On August 3, 2015, Nokia announced an agreement to sell its HERE digital mapping and location services business to a consortium of leading automotive companies, comprising AUDI AG, BMW Group and Daimler AG. The transaction values HERE at an enterprise value of EUR 2.8 billion with a normalized level of working capital and is expected to close in the first quarter of 2016, subject to customary closing conditions and regulatory approvals. Upon closing, Nokia estimates that it will receive net proceeds of slightly above EUR 2.5 billion, as the purchaser would be compensated for certain defined liabilities of HERE currently expected to be slightly below EUR 300 million as part of the transaction. Upon closing of the HERE transaction, which does not affect the exchange ratio of the Exchange Offer, and assuming that the Exchange Offer has not yet been completed, Nokia will consist of two businesses: Nokia Networks and Nokia Technologies.

It is currently expected that after the Exchange Offer, Nokia Networks’ business would be conducted through four business groups: Mobile Networks, Fixed Networks, Applications & Analytics and IP/Optical Networks. These business groups would provide an end-to-end portfolio of products, software and services to enable the Combined

Company to deliver the next generation of leading networks solutions and services to customers. Alongside these, Nokia Technologies would continue to operate as a separate business group. Each business group would have strategic, operational and financial responsibility for its portfolio and would be fully accountable for meeting its targets. The four Networks business groups would have a common Integration and Transformation Office to drive synergies and to lead integration activities. The business group leaders would report directly to Nokia’s President and Chief Executive Officer:

•	Mobile Networks (MN) would include Nokia’s and Alcatel Lucent’s comprehensive Radio portfolios and most of their converged Core network portfolios including IMS/VoLTE and Subscriber Data Management, as well as the associated mobile networks-related Global Services business. This unit would also include Alcatel Lucent’s Microwave business and all of the Combined Company’s end-to-end Managed Services business. Through the combination of these assets, Mobile Networks would provide leading end-to-end mobile networks solutions for existing and new platforms, as well as a full suite of professional services and product-attached services.

•	Fixed Networks (FN) would comprise the current Alcatel Lucent Fixed Networks business, whose cutting-edge innovation and market position would be further supported through strong collaboration with the other business groups. This business group would provide copper and fiber access products and services to offer customers ultra-broadband end-to-end solutions to transform their networks, deploying fiber to the most economical point.

•	Applications & Analytics (A&A) would combine the Software and Data Analytics related operations of both companies. This comprehensive applications portfolio would include Customer Experience Management, OSS as distinct from network management such as service fulfilment and assurance, Policy and Charging, services, Cloud Stacks, management and orchestration, communication and collaboration, Security Solutions, network intelligence and analytics, device management and Internet of Things connectivity management platforms. CloudBand would also be housed in this business group, which would drive innovation to meet the needs of a convergent, Cloud-centric future.

•	IP/Optical Networks (ION) would combine the current Alcatel Lucent IP Routing, Optical Transport and IP video businesses, as well as the software defined networking (SDN) start-up, Nuage, plus Nokia’s IP partner and Packet Core portfolio. This business group would continue to drive Alcatel Lucent’s technology leadership, building large scale IP/Optical infrastructures for both service providers and, increasingly, web-scale and tech centric enterprise customers.

•	Nokia Technologies (TECH) would remain as a separate entity with a clear focus on licensing and the incubation of new technologies. Nokia Technologies would continue to have its own innovation, product development and go-to-market operations.

Nokia expects to align its financial reporting under two key areas: Nokia Technologies and the Networks business. The Networks business would comprise the business groups of Mobile Networks, Fixed Networks, Applications & Analytics and IP/Optical Networks. Nokia also expects to provide selective financial data separately for each of the four Networks business groups to ensure transparency for investors over the performance of each of them.

Key Strengths

Nokia believes that its key strengths are the following:

Unique Operating Model in Nokia Networks

The transformation to an efficient operating model has brought industry leading margins and increased R&D efficiency to Nokia Networks and it continues to focus on operational improvement across its business, applying performance excellence methodologies such as Kaizen, Lean, and Six Sigma. Over the past few years, Nokia Networks has elected to ambitiously and systematically transform its R&D capabilities. By doing this, Nokia Networks has achieved an efficiency gain of above 20% in both 2012 and 2013, with over 90% of R&D staff trained on Six Sigma. Agility is also an important strength that enables the fast resource shifts to future technology areas and opens opportunities to advance in future technologies.

Nokia Networks also continues to focus on producing industry-leading quality. Quality is a source of costs savings and competitive advantage, and Nokia Networks utilizes concepts aimed to minimize the need to fix quality related issues in the field.

Nokia Networks also pursues efficiency gains from increased centralization and automation in Global Services delivery and in other areas, as well as continued improvements in R&D efficiency and agility.

One key area of R&D is to innovate where it matters. In a fairly standardized industry, the ability to differentiate through innovation may be somewhat limited. Therefore Nokia Networks focuses on innovation particularly in areas that provide operators with cost savings and improved customer satisfaction, in addition to future technologies.

Nokia believes that when competing in a fairly standardized industry, operational excellence provides a competitive advantage.

Strong Values and High-Performance Corporate Culture

Nokia has high ambitions as a business, and its financial performance depends on its ability to execute. That requires a high-performance culture in every part of the company. Nokia’s values – respect, renewal, achievement and challenge – serve as the foundation for that culture, offering clear direction on how to behave, how to make decisions, and how to treat customers, partners and employees. The aim of Nokia’s culture is to be deeply ambitious, passionate about work and winning while remaining grounded.

Strong Balance Sheet and Disciplined Financial Management

Nokia’s strong balance sheet provides stability, and the foundation for earning trust from its customers. The main customers of Nokia, the telecom operators, make investments with long time horizons, thus increasing the importance of financial stability in vendor selection. Nokia has a strong cash position, and continues to aim for an investment grade credit rating.

In addition, disciplined financial management provides the potential for value creation for Nokia’s shareholders. Nokia continues to be prudent and pragmatic with its capital allocation, and plans to evaluate the potential for capital returns once the planned combination with Alcatel Lucent is completed.

World Leading Intellectual Property Portfolio in Nokia Technologies

In 2014, Nokia retained its entire patent portfolio upon the Sale of the Devices & Services Business, and continues to manage a portfolio with approximately 10 000 patent families comprised of approximately 30 000 individual patents and patent applications. In industry terms, Nokia’s portfolio is relatively young, and Nokia Technologies continues to renew the patent portfolio with innovations produced by its strong R&D team. Nokia’s current patent portfolio spans a number of technology categories including radio connectivity and networking, multimedia, user interface and software, hardware, product, and mapping and location services.

Business Strategy

Nokia believes that over the next ten years, billions of connected devices will converge into intelligent and programmable systems that will have the potential to improve lives in a vast number of areas including transportation and resource consumption, learning and work, health and wellness, and many more.

Nokia’s strategy is to be a technology leader, opening and creating possibilities for its customers, partners and consumers. The key elements of Nokia’s strategy are:

Being a Leader in Connectivity, Location Services and Innovation

Nokia believes to be capable of handling massive numbers of devices and exponential increases in data traffic and to provide services that seamlessly bridge between the real and virtual worlds. Further, it aims to be innovative across a number of technology areas including sensing, radio and low-power operation. Nokia believes that it has a strong financial position and the capacity to continue to make the necessary investments to remain an innovation leader in the industries in which its three businesses operate.

Developing its Three Business Areas

Nokia’s strategy is to develop its three businesses, Nokia Networks, HERE and Nokia Technologies, in order to realize its vision of becoming a technology leader in the Programmable World and, in turn, to create long-term shareholder value. Through developing these businesses, Nokia aims to optimize the Company’s business structure to enable each one to efficiently meet its strategic goals.

The individual strategies for Nokia’s businesses are:

Nokia Networks

Nokia Networks’ target is to continue to invest in innovative products and services needed by its customers to manage the increase in wireless data traffic.

Accelerating Leadership in Radio

Nokia Networks aims to remain focused on the radio business, aiming to grow its market share further in LTE and LTE-Advanced and to gain leadership in 5G, small cells and radio cloud, while maintaining its overall market position. Nokia Networks seeks to constantly develop its portfolio to offer all the technology elements in a base station site, whether through its own products or partnering, including items such as antennas, backhaul and fronthaul. Nokia Networks plans to also offer integrated small cells and Wi-Fi technologies to handle the large proportion of mobile data traffic that is generated by users indoors. Another example of how Nokia Networks is developing its portfolio is the use of its LTE capabilities to target new market areas, such as LTE-based public safety solutions.

Growing Professional Services

Nokia Networks aims to grow its services business overall to become the leading network implementation vendor with the highest quality and to become the best in the care business. Nokia Networks is also taking steps to increase its proportion of professional services revenue: by growing areas such as network planning and optimization for heterogeneous networks; leveraging its 3D geo-location capabilities; and growing its systems integration business with carrier-grade services to enable Telco Cloud, Internet of Things, analytics and security. Additionally, Nokia Networks aims to grow its managed services business through a portfolio in predictive operations, smart learning and software as a service. It plans to emphasize automation and remote delivery as part of an efficient service delivery model.

Winning in Technology Transition to the Telco Cloud

Nokia Networks seeks to utilize opportunities arising from the technology transition to Telco Cloud. Nokia Networks believes to be in a good position to benefit from its strength in Network Functions Virtualization (“NFV”), but its ambitions are also to become a domain aggregator in Telco Cloud and expand its business through Software Defined Networking. Nokia Networks also plans to expand into network and service orchestration and management, which will extend its capabilities to allow for automated arrangement, coordination and management of all network elements. To round out its end-to-end Telco Cloud offering, Nokia Networks has started to build a strong security portfolio. Nokia believes that the transition to the cloud will give rise to next-generation security threats and new regulation, and Nokia wants to ensure a secure transformation for its customers.

Targeting Opportunities in Internet of Things and Data Analytics

Nokia Networks is expanding its analytics capability building on its Customer Experience Management (“CEM”) portfolio and entering the Internet of Things market. Nokia Networks also plans to continue to ensure that operators’ network products and services, as well as their network infrastructure, are designed to meet the requirements of the Internet of Things.

HERE

Investing in the HERE Location Cloud

HERE continues to invest in its location cloud with the aim of making it the leading source of location intelligence and the best experience across many different operating systems, platforms and screens. HERE is targeting its investments in three areas: 1) Automotive, for location content and technology for smart, connected and automated cars; 2) Enterprise, for location-based analytics for better business decisions; and 3) Consumer, for serving ecosystem players through cloud-based services for personal mobility and location intelligence through seamless experiences across multiple screens.

Increasing the Focus on Nokia’s Leading Automotive Technology Business and Nokia’s Enterprise Operations as well as Strengthen the Operational Effectiveness of HERE

Since the end of 2014, Nokia’s aim has been to increase the focus on its leading automotive technology business and enterprise operations. Nokia has also targeted for HERE to remain connected to the innovation of the consumer ecosystem through work with mobile device vendors such as Samsung and internet players such as Microsoft. Nokia has also been strengthening the operational effectiveness of HERE to ensure Nokia obtains maximum return on its significant R&D investments and improve long-term profitability.

In the future, HERE also targets its location cloud to deliver HD maps and other services that will power an entirely new class of driver experiences, starting with highly automated driving. Industry participants and government bodies are currently seeking to address a range of technological, legislative, regulatory and ethical issues to ensure that highly automated driving can become reality and gain broad market acceptance in the future.

With respect to the enterprise market, Nokia aims to leverage HERE’s core map, platform and automotive assets to deliver location content and services to a broad range of industries. Nokia believes HERE’s precise map data, rich map attribution and deep analytics can be combined to give companies and organizations new insights into their operations.

Nokia Technologies

Expanding Nokia’s Successful Patent Licensing Program

Nokia plans to remain focused on licensing Nokia’s standard-essential patents (“SEPs”) and other patents to companies in the mobile devices market and beyond.

Assisting Other Companies and Organizations to Benefit from Nokia’s Innovations through Technology Licensing

Nokia plans to remain focused on licensing proprietary technologies to enable its customers to build better products.

Leveraging the Power of the Nokia Brand and the Interest of Companies in Licensing it, Beginning with the Launch of the Nokia N1 Android Tablet

Nokia aims to assist its customers to leverage the value of the Nokia brand in consumer devices, the first example being the Nokia N1 Android tablet announced in the fourth quarter 2014.

Product and Service Incubation, where Nokia Aims to Prudently Invest in New Technologies for use in Potential Future Products and Services.

Nokia aims to continue to focus on developing new ideas and products starting in the areas of Digital Media, with the announcement of the OZO virtual reality camera designed for professional content creators, and Digital Health; all of Nokia Technologies’ activities are supported by Labs, its world-class R&D team.

History

Nokia has a long history of successful change and innovation, adapting to shifts in markets and technologies. From its humble beginning with one wood pulp mill in 1865, the company has been part of many sectors over time: cables, paper products, tires, rubber boots, consumer and industrial electronics, plastics, chemicals, telecommunications infrastructure and more. From the mid-1990s through to 2014, many came to know Nokia for its mobile phones, which reached all parts of the globe. Then, in April 2014, Nokia began the next chapter in its history with the Sale of the Devices & Services Business. Reinventing itself once again, Nokia changed its course and announced that its strategy would focus on seizing opportunities in what can be called the Programmable World.

Nokia’s history dates back to 1865, when mining engineer Fredrik Idestam set up his first wood pulp mill at the Tammerkoski Rapids in Southwestern Finland. A few years later he opened a second mill on the banks of the Nokianvirta River, inspiring him to name the company Nokia Ab in 1871.

In 1967, Nokia took its current form as Nokia Corporation as a result of the merger of Idestam’s Nokia AB, Finnish Rubber Works, a manufacturer of rubber boots, tires and other rubber products founded in 1898, and Finnish Cable Works Ltd, a manufacturer of telephone and power cables founded in 1912. The new Nokia Corporation had five businesses: rubber, cable, forestry, electronics and power generation.

Nokia first entered the telecommunications equipment market in 1960 when an electronics department was established at the Finnish Cable Works with focus on the production of radio transmission equipment.

Regulatory and technological reforms have played a role in Nokia’s success over the years. The deregulation of the European telecommunications industries stimulated competition and boosted customer demand. In 1982, the company introduced the first fully digital local telephone exchange in Europe, and, in the same year, the world’s first car phone for the Nordic Mobile Telephone analog standard. The technological breakthrough of GSM, which made more efficient use of frequencies and had greater capacity, in addition to high-quality sound, was followed by the 1987 European resolution to adopt GSM as the European digital standard. On July 1, 1991, the first GSM call was made with a Nokia phone over the Nokia-built network of a Finnish operator called Radiolinja, and in the same year, Nokia won contracts to supply GSM networks to other European countries.

In the early 1990s, Nokia made a strategic decision to focus on telecommunications as its core business, with the goal of establishing leadership in every major global market. Basic industry and non-telecommunications operations—including paper, personal computers, rubber, footwear, chemicals, power plant, cable, aluminum and television businesses—were divested between 1989 and 1996. By 1998, Nokia was the world leader in mobile phones, a position it held for more than a decade.

In 2006, Nokia, which had already been investing in mapping capabilities for many years, acquired Gate5, a mapping software specialist, and then in 2008, it acquired NAVTEQ, a US-based manufacturer of digital mapping and navigational software. Today, Nokia offers leading location services through the HERE business and brand, launched in 2012.

In 2007, Nokia combined its telecommunications infrastructure operations with those of Siemens to form a joint venture named Nokia Siemens Networks, also known has NSN. NSN became a leading global provider of telecommunications infrastructure and services, with a focus on offering innovative mobile broadband technology and services.

In 2011, Nokia joined forces with Microsoft to strengthen its position in the highly competitive smartphone market. Nokia adopted the Windows Phone operating system for smart devices and smartphones and through their strategic partnership, Nokia and Microsoft set about establishing an alternative ecosystem to rival iOS and Android. In 2011, Nokia also started to make a number of changes to its operations and company culture that would in the course of the next two years lead to shortened product development times, improved product quality and better responsiveness to market demand.

In 2013, Nokia purchased Siemens’ stake in NSN, which was nearing the end of a deep restructuring and remarkable transformation. In addition, Nokia sold its Devices & Services Business. The transaction was announced on September 3, 2013 and completed on April  25, 2014.

Nokia’s Business Operations

Nokia Networks

General

Nokia Networks is the largest of Nokia’s businesses. Nokia Networks is a leading vendor in the mobile infrastructure market, providing a broad range of different products, from the hardware components of networks used by network operators to software solutions supporting the efficient operation of networks, as well as services to plan, optimize, implement, run and upgrade mobile operators’ networks.

Nokia Networks is estimated to be the third-largest company in its target market of mobile infrastructure and related services. Nokia Networks has a strong position in all generations of radio network technologies (2G, 3G and 4G) and the underlying core networks software. In 3G, Nokia Networks serves more operators than any of its rivals, with more than one billion subscribers connected through its 3G networks. In LTE, Nokia Networks had 162 commercial contracts at the end of 2014, and it is a key LTE radio supplier to 15 of the world’s top 20 operators. Nokia Networks is also estimated to be the world’s third largest telecommunications services vendor by revenue, managing 550 million subscribers in more than 100 operator networks and close to one million network elements through its Global Delivery Centers. Nokia Networks was formerly known as the NSN business, which began operations as Nokia Siemens Networks on April 1, 2007, following a merger of the networks business of Nokia and the carrier-related operations of Siemens AG for fixed and mobile networks. Since August 7, 2013, the business has been wholly owned by the Nokia Corporation and is now operating under the Nokia brand.

To date, Nokia Networks’ Global Services teams have delivered 450 multi-vendor projects. They put a new site on air every 90 seconds. Nokia Networks’ Global Delivery Centers currently manage networks serving 550 million subscribers and approximately one million network elements.

As at June 30, 2015, Nokia Networks had 56 376 employees.

For the period ended June 30, 2015, Nokia Networks’ net sales totaled EUR 5 403 million and for the year ended December 31, 2014, Nokia Networks’ net sales totaled EUR 11 198 million.

Nokia Networks

Mobile Broadband

Global Services

Segments

Nokia Networks has two segments: Mobile Broadband and Global Services.

Mobile Broadband provides its customers with flexible network solutions for mobile voice and data services through its Radio and Core clusters. The Radio cluster covers all technology generations—GSM, CDMA, WCDMA, and LTE—and is investing in research in LTE-Advanced and 5G. The Core cluster has a comprehensive mobile switching portfolio as well as voice and packet core solutions. The Core portfolio is based on Nokia Networks’ cloud-ready software and can scale for the challenges of data growth and Internet of Things. This provides customers with a high level of capacity, agility and performance to meet the increasing demands that subscribers are placing on networks. The Core cluster has expertise in Customer Experience Management, virtualization and software-rich solutions. These help Nokia Networks support its customers in dealing with changing technology trends. For example, security is currently a pressing topic for operators and Nokia Networks opened its mobile broadband security center in Berlin, Germany in December 2014. The center is a hub of leading expertise focused on ensuring robust telco security and bringing together network operators, partners, governments and academic institutions to develop and share network security expertise.

Other major trends addressed by the Mobile Broadband segment include cloud computing, analytics, big data and multimedia content. The new partnering unit, which is part of Mobile Broadband, exists to help Nokia Networks achieve its goals through partnering with recognized market leaders—the best of the up-and-coming technology innovators and companies that have established reputations as leaders in their fields. Through these activities, Nokia Networks believes that it will be able to continue to extend its offerings to its customers.

Through its Global Services segment, Nokia Networks aims to provide mobile operators with the solutions they need to create and maintain effective networks.

Global Services comprises five business lines. The Network Implementation business line provides customers with the services they need to build, expand or modernize a communications network. The Care business line undertakes software and hardware maintenance and provides training to help Nokia’s customers maximize their networks. Within the Managed Services business line, Nokia Networks offers services such as network operations and service operations, which help its customers manage service lifecycles efficiently and enhance their subscribers’ experience (for example, by using analytics to improve their predictive services).

Within the Network Planning and Optimization business line, Nokia offers solutions to improve the performance, consistency and reliability of Nokia’s customers’ networks and services. Finally, Global Services’ systems Integration capabilities ensure that all the elements of a mobile broadband solution, including new and mature technologies, are brought together seamlessly.

Within Global Services, Nokia Networks has two Global Delivery Centers, complemented by five Global Service Delivery hubs, bringing together global and local services experts as well as centralized tools and architecture. These facilities, which deliver a growing proportion of its services, provide efficiency for customers while at the same time allowing operators to benefit from access to world-class skills, available as part of Nokia Networks’ global presence.

Products

Nokia Networks provides mobile connectivity infrastructure as well as telecommunications services. Nokia Networks’ product portfolio ranges from the hardware components of networks used by mobile operators, such as base stations, to software solutions that support mobile networks, such as the core software that underpins the operations of an operator. Additionally, Nokia Networks provides the services to plan, implement, run and upgrade operators’ networks.

Customers, Sales and Marketing

More than 600 customers globally with a total of almost five billion subscriptions use Nokia Networks’ equipment and services, among them most of the world’s largest mobile operators, including Bharti Airtel, China Mobile, Deutsche Telekom, NTT DoCoMo, SoftBank, Sprint, Telefónica, Verizon and Vodafone.

Nokia Networks’ sales and business teams are active in approximately 110 countries. They aim to ensure that Nokia Networks is close to its customers, both physically and in terms of understanding the local markets, and help it to build and maintain its customer relationships. Nokia Networks groups its customer operations into seven geographical markets: Asia-Pacific Japan, Europe, Greater China, India, Latin America, Middle East and Africa, and North America. This structure is targeted at allowing Nokia Networks to gain additional speed and simplicity in dealing with customer requirements while preserving existing customer relationships.

Asia-Pacific Japan spans a varied geographical scope, ranging from advanced telecommunications markets—such as Japan and the Republic of Korea—to developing markets including Bangladesh, Myanmar and Vietnam. Nokia Networks works with leading operators in the market, including KDDI, KT, NTT DoCoMo, SKT, SoftBank and Telkomsel.

In Europe, Nokia Networks is engaged with all the major operators, including Deutsche Telekom, MegaFon, MTS Sistema, Orange, TeliaSonera and Vodafone Group, serving hundreds of millions of customers. Nokia Networks has extensive R&D expertise in Europe, and some of its largest technology centers, which are working on future mobile broadband technologies, are based in this market.

In Greater China, Nokia Networks counts the major operators China Mobile, China Unicom and China Telecom as its customers, among others. The TD-LTE standard has proven particularly important to Chinese operators, resulting in Nokia Networks being honored with the People’s Republic of China Friendship Award in 2014.

In India, Nokia Networks is a strong player, with operator customers such as Bharti Airtel, Idea Cellular and Vodafone. In fact, Nokia Networks counts ten Indian telecom operators, both public and private, among its customers in the market, along with the Indian defense administration and Indian railways, including the Kolkata Metro Railway.

In Latin America, Nokia Networks works with all major operators, including América Móvil, Avantel, Nuevatel, Oi, Telefónica and TIM.

Nokia Networks has built a position of considerable strength in Middle East and Africa, with leading operators such as Mobily, Etisalat, Ooredoo, STC and Zain among its customers in the market.

In North America, eight of the top ten mobile operators are Nokia Networks’ customers, as well as local operators, major cable companies and government entities. The acquisition of SAC Wireless, a provider of infrastructure and network deployment solutions, in August 2014 further built on Nokia’s existing network implementation service capabilities.

No single customer represents 10% or more of Nokia Group’s revenues.

Competition

Currently, Nokia Networks considers five companies—Alcatel Lucent, Ericsson, Huawei, Samsung and ZTE—to be its main competitors as major mobile network infrastructure providers. Nokia Networks also competes with IT companies such as Cisco Systems and Oracle.

Supply Chain

Nokia Networks’ Global Operations team handles the supply chain management of all its hardware, software and original equipment manufacturer products. This includes supply planning, manufacturing, distribution, procurement, logistics, supply, network design and delivery capability creation in product programs.

HERE

On August 3, 2015, Nokia announced an agreement to sell its HERE digital mapping and location services business to a consortium of leading automotive companies, comprising AUDI AG, BMW Group and Daimler AG. The transaction values HERE at an enterprise value of EUR 2.8 billion with a normalized level of working capital and is expected to close in the first quarter of 2016, subject to customary closing conditions and regulatory approvals. Upon closing, Nokia estimates that it will receive net proceeds of slightly above EUR 2.5 billion, as the purchaser would be compensated for certain defined liabilities of HERE currently expected to be slightly below EUR 300 million as part of the transaction. Upon closing of the HERE transaction, which does not affect the exchange ratio of the Exchange Offer, and assuming that the Exchange Offer has not yet been completed, Nokia will consist of two businesses: Nokia Networks and Nokia Technologies.

General

HERE is one of the global leaders in the mapping and location intelligence business. HERE builds HD maps and combines them with cloud technology to enable rich, real-time location experiences in a broad range of connected devices from smartphones and tablets to wearables and vehicles. Built on 30 years of experience in cartography and drawing on more than 80 000 sources of data, HERE offers maps for more than 190 countries, voice guided navigation for 99 countries in more than 50 languages and live traffic information for 44 countries.

Nokia launched HERE as its brand in 2012, prior to which it was already an established business operating under the Nokia name. The business has developed organically and through acquisitions, the most significant of which were the acquisition of location software provider Gate5 in 2006, digital mapping provider NAVTEQ in 2008, and data capture company Earthmine in 2012.

For over 25 years, HERE has been driving fundamental changes to its map. HERE’s predecessor NAVTEQ was an early pioneer in digital mapping, and in 2006, Nokia became the first company to launch a mobile phone with in-built GPS. HERE is transforming its map from a static, two-dimensional form akin to a digital version of a paper map and further into a dynamic three-dimensional digital representation of the world, rich in real-time and contextually-relevant information drawn from both real-world and digital sources.

In recent years, amid advances in wireless connectivity and a growing need for ever-more-relevant data, HERE has also been driving a fundamental change to the way it builds and delivers map and location data. Increasingly, HERE’s location experiences are powered by its location cloud, which processes and delivers data to smartphones, tablets, in-car navigation systems and other devices over the cloud in real time, reducing the heavy computing needs of the devices.

In the automotive segment, HERE is one of the market leaders, with its maps powering four out of five in-car navigation systems in North America and Europe, and its location platform is used by leading internet companies.

During 2014, over 13 million cars were sold with HERE maps on board. HERE offers maps for more than 190 countries, drive navigation for 131 countries and live traffic information for 50 countries.

HERE has its major development sites located in Berlin, Germany and in Chicago, United States.

As at June 30, 2015, HERE had 6 454 employees.

For the period ended June 30, 2015, HERE’s net sales totaled EUR 551 million and for the year ended December 31, 2014, HERE’s net sales totaled EUR 970 million.

* Includes a goodwill impairment charge of EUR 1 209 million in 2014.

Products

In the automotive space, HERE is one of the market leaders, providing maps for the embedded navigation systems in four out of every five new vehicles sold in North America and Europe. In 2014, this amounted to more than 13 million new vehicle licenses. Nokia’s customers can license all or parts of the HERE offering: map content, HERE’s location platform, or specific location experiences. The platform is device and operating system agnostic and includes functionalities such as routing, traffic and positioning, a digital 3D reference model of the world, the development tools with which customers can create their own experiences on top of Nokia’s map, and the analytical tools to make sense of location-based data. The flexibility in being able to choose between all or specific parts of HERE’s offering enables HERE to serve a broad range of customers with different business models and needs.

Customers

HERE’s customer base includes many of the world’s leading companies from the automotive, mobile, internet and consumer electronics industries. No single customer represents 10% or more of Nokia Group’s revenues.

Sales and Marketing

HERE’s ability to offer independent solutions at various levels of the value chain offers both vertical and horizontal opportunities. Today, HERE has agreements with most of the world’s leading automotive companies and internet and technology companies.

Competition

HERE, Google Maps and TomTom are the largest suppliers of map data to a broad range of industries. Other participants include Inrix, which, like TomTom and Google, competes with HERE in providing traffic services. In contrast to HERE, which has a licensing model for its map data and platform, Google uses an advertising-based model allowing consumers and businesses to use its map data and related services free of charge. Google, which has leveraged Google Maps as a differentiator for its Android operating system, has ambitions to bring the Android platform into the car through Open Automotive Alliance, a coalition of technology and automotive companies, and is also exploring automated driving with pilots of self-driving vehicles underway.

Currently, in the automotive space, Google has competed with HERE through its brought-in car solutions, offered via smartphones and tablets. HERE competes in the brought-in solution space by offering mapping services via PND vendors such as Garmin, as well as through its own native smartphone and tablet applications. While brought-in solutions have become more pervasive, particularly as smartphone and tablet penetration has grown in recent years, HERE has nevertheless continued to see an increase in the car industry’s adoption of embedded navigation solutions, as represented by the proportion of all new cars sold with factory-fitted systems. While content remains important, HERE has been increasing its focus on platform technologies which can power up-to-date and predictive maps that are increasingly tailored towards the individual user, and HERE believes in this regard that the only competitive platform to its own is that of Google.

TomTom, which is today the primary competitor to HERE in embedded navigation solutions for the automotive industry, also licenses map data to other industries, including the consumer markets, and counts Apple as one of its customers. Apple, which offers its own mapping service, has sought to strengthen its location assets and capabilities through targeted acquisitions and organic growth.

Nokia Technologies

General

Nokia Technologies develops and licenses technologies which enable a world where everything and everyone are connected. Nokia seeks to create value from its investments by expanding its successful patent licensing program and helping other companies and organizations benefit from Nokia’s innovations through its established and successful licensing business. Additionally, Nokia is also exploring the possibility of utilizing new technologies in its own future products and services.

Nokia Technologies was formed upon the closing of the Sale of the Devices & Services Business. The Nokia Technologies business combines a leading team from Nokia’s former CTO organization with Nokia’s world-class IPR activities. The business builds on the foundation established by Nokia’s cumulative investment of more than EUR 50 billion in R&D over the last two decades.

Nokia Technologies manages an IP portfolio of approximately 10 000 patent families comprised of approximately 30 000 individual patents and patent applications.

Nokia Technologies’ primary technology centers located in Espoo and Tampere, Finland, Cambridge, the United Kingdom and Silicon Valley, the United States.

As at June 30, 2015, Nokia Technologies and Group Common Functions had a total of 1 173 employees.

For the period ended June 30, 2015, Nokia Technologies’ net sales totaled EUR 459 million and for the year ended December 31, 2014, Nokia Technologies’ net sales totaled EUR 578 million.

Products

Z Launcher by Nokia is an intuitive Android launcher that adapts to user inputs, surfacing relevant applications and content at the right moment. Any application can be accessed in one second through an exceedingly simple handwriting feature.

The N1 Android tablet is a brand-licensed product for which Nokia Technologies contributed the industrial design and Z Launcher software. N1 is brought to market by a manufacturing and sales partner, and is available in China and in Taiwan.

OZO is an innovative virtual reality camera designed for professional content creators. OZO captures 3D 360 video and spatial audio and enables key features for content creators including live monitoring and playback without the need to preassemble a panoramic image. OZO is scheduled to come to market in during the last quarter of 2015.

Nokia Technologies is a leading innovator in key cellular standards, as well as wireless LAN, NFC and various audio, speech and video codecs.

Customers

Nokia Technologies has agreed patent licensing terms with more than 100 companies, more than 80 of which cover wireless standard patents. Nokia Technologies further sees opportunities in licensing its proprietary technologies, intellectual property and brand assets into telecommunications and adjacent industries. Over the past ten years, Nokia has also systematically licensed certain Nokia proprietary technologies, which it has decided not to reserve solely for Nokia’s internal use. This has enabled numerous companies and businesses to benefit from Nokia’s innovations, in areas such as connectivity and imaging. No single customer represents 10% or more of Nokia Group’s revenues.

Sales and Marketing

Nokia Technologies pursues new business opportunities built on Nokia’s innovations and the Nokia brand. Nokia Technologies develops and licenses cutting-edge innovations that are powering the next revolution in computing and mobility. Nokia Technologies manages its intellectual property as a technology asset and seeks a return on its investments by making its innovations available to the markets through licensing activities and transactions. Nokia Technologies has agreed patent licensing terms with more than 100 companies, more than 80 of which cover wireless standard patents.

Innovations from Nokia Technologies’ R&D activities created and shaped many of the fundamental technologies used in all mobile products and in multiple wireless communications technologies today. Nokia Technologies is continuing to build on that heritage to drive further innovations, with a focus on multimedia, connectivity, sensing and material technologies, as well as imaging, audio, web and cloud technologies. Nokia Technologies sees three main means for monetizing its innovations: 1) patent licensing; 2) technology licensing; and 3) brand licensing. Additionally, Nokia Technologies’ incubation activities may from time to time lead to concepts that it could consider licensing or bringing to the market as products or services ourselves.

Competition

Nokia’s current patent portfolio spans a number of technology categories including radio connectivity and networking, multimedia, user interface and software, hardware, product, and mapping and location services. As Nokia Technologies expands its successful licensing program to cover patents which have not been broadly licensed to date, as well as proprietary technologies and other intellectual property, it could face competition from alternate technologies or solutions.

Production Facilities

On June 30, 2015, Nokia Networks had six manufacturing facilities globally: three in China (Beijing, Shanghai and Suzhou), one in Finland (Oulu), one in India (Chennai) and one in Japan (Saedo).

In addition to Nokia Networks’ strong manufacturing capabilities, it also utilizes third-party suppliers for certain components and sub-assembly for certain products. Examples include company-specific integrated circuits and radio frequency components. Nokia Networks then assembles these components and sub-assemblies into final products and solutions and, for selected products and solutions, its suppliers also deliver goods directly to customers. This system provides Nokia Networks with considerable flexibility in its manufacturing and enables it to meet demands related to cost, availability and customer requirements more easily.

The following table shows the productive capacity per location of major manufacturing facilities for Nokia Networks’ infrastructure equipment at June 30, 2015.

Country (location)	Location and products[1]	Productive capacity, Net (m2)[2]
China (Beijing) China (Shanghai) China (Suzhou)	Switching systems and radio controllers Base stations, transmission systems Base stations	6 749 15 954 8 968
Finland (Oulu)	Base stations	8 364
India (Chennai)	Base stations, radio controllers and transmission systems	11 962
Japan (Saedo)	Base stations	8 803

[1]	Nokia Networks considers the production capacity of its manufacturing facilities to be sufficient to meet the requirements of its network infrastructure business. The extent of utilization of its manufacturing facilities varies from plant to plant and from time to time during the year. None of these facilities is subject to a material encumbrance.
[2]	Productive capacity equals the total area allotted to manufacturing and to the storage of manufacturing-related materials.

Property, Plant and Equipment

The headquarters of Nokia are located at the address Karaportti 3, FI-02610 Espoo, Finland. Nokia holds the headquarters as tenant. The total net book value of Nokia’s property, plant and equipment was EUR 716 million at December 31, 2014 (EUR 566 million at December 31, 2013, EUR 1 431 million at December 31, 2012).

List of Nokia’s Material Properties

The following table sets out Nokia’s material properties as of the date of this Listing Prospectus. There are no material encumbrances relating to the owned properties listed below.

Country	State	City	Basis of Holding	Type of Use	Total Net Internal Area
China	Beijing	Beijing	Leasehold	Office	21 629
	Beijing	Beijing	Leasehold	Production	6 512
	Jiangsu	Suzhou	Freehold, Owned	Production	16 281
	Shanghai	Shanghai	Freehold, Owned	Production	24 368
	Sichuan	Chengdu	Leasehold	Office	10 354
	Zhejiang	Hangzhou	Leasehold	Office	31 364
			Leasehold	Office	7 778
Finland		Espoo	Leasehold	Office	64 315
		Oulu	Leasehold	Production	61 291
		Tampere	Leasehold	Office	12 140
		Tampere	Leasehold	Office	3 684
France		Courbevoie	Licensed	Office	1 192
Germany		Munich	Leasehold	Office	32 258
		Ulm	Leasehold	Office	15 460
		Berlin	Leasehold	Office	13 358
Hungary		Budapest	Leasehold	Office	14 610
			Leasehold	Office	3 910
India		Chennai	Freehold, Owned	Production	47 009
			Leasehold	Office	9 671
		Bangalore	Leasehold	Office	35 845
		Noida	Leasehold	Office	12 105
		Gurgaon	Leasehold	Office	5 500
			Leasehold	Office	1 027
		Mumbai	Leasehold	Office	2 359
			Leasehold	Office	1 710
			Leasehold	Office	—
		Navi Mumbai	Leasehold	Office	3 009
Mexico		León	Leasehold	Production	2 047
Netherlands		Veldhoven	Leasehold	Office	3 564
Philippines		Quezon City	Leasehold	Office	9 384
Poland		Wroclaw	Leasehold	Office	14 611
			Leasehold	Office	8 207
			Leasehold	Office	—
Portugal		Amadora	Leasehold	Office	9 610
		Aveiro	Leasehold	Office	1 135
Russia		Voronezh	Leasehold	Network Operations	556
Switzerland		Geneva Petit-L	Leasehold	Office	686
United Kingdom		Cambridge UK	Leasehold	Office	974
		London	Leasehold	Office	456
USA	California	Sunnyvale	Leasehold	Office	10 417
	Illinois	Chicago	Leasehold	Office	21 372
		Arlington Heigh	Leasehold	Office	16 565
	Massachusetts	Burlington	Leasehold	Office	3 215
	North Dakota	Fargo	Leasehold	Production	4 829
	Texas	Irving	Leasehold	Office	23 964
	Washington	Seattle	Leasehold	Office	2 424

Grand Total					592 758

Environment

Protecting the Environment

Nokia’s environmental work focuses on minimizing the potential adverse impact of its businesses and operations, and is based on global principles and standards that Nokia integrate in its activities.

The most important areas of Nokia’s environmental work, based on the extent of their impact on the environment and Nokia’s ability to manage them, originate from the Company’s Nokia Networks business.

To minimize the environmental impact of its networks business, Nokia focuses on designing products and services that help telecommunications operators reduce the environmental impact of their networks. In addition, Nokia aims to continuously minimize the environmental impact of its own operations in each of Nokia’s businesses. Nokia’s environmental management system (“EMS”) helps Nokia monitor progress and identify ways to further improve in environmental matters. At Nokia Networks, EMS is ISO 14001 certified. As an example of Nokia’s progress in 2014, Nokia was able to reduce the usage of packaging material by increasing the usage of the “box on pallets” product delivery method (where boxes are loaded directly on to pallets without any additional containers). This change also increased packaging density which in turn decreased the CO2 emissions and costs in these particular deliveries.

Emissions

The use phase of Nokia’s products is responsible for at least three-quarters of Nokia’s total lifecycle greenhouse gas emissions. Nokia improves the energy efficiency of its products in use by refining hardware models, developing software and supporting customers with energy management services. Nokia continues to introduce enhancements that achieve further savings, including low-power servers and controllers, software and solutions to provide more capacity with less power. In 2014, Nokia focused on improving the measurement of product energy efficiency, following the European Telecommunications Standards Institute’s (ETSI) standard. All of Nokia’s new radio product releases were measured according to the ETSI TS 102 706 standard to ensure they are comparable with similar products on the market.

In its operations, Nokia is cutting emissions by improving energy efficiency, purchasing certified renewable energy from the grid, and promoting less travel and lower carbon modes of travel. Nokia also focuses on improving the efficiency of computers and data centers to reduce emissions from its IT operations. Nokia’s laboratories are its most energy-intensive buildings and Nokia is improving the efficiency of lab cooling systems to cut energy consumption. Nokia aims to continually improve the efficiency of logistics, reducing environmental impacts from the transport of components from suppliers and products to customers. To reduce emissions from logistics, Nokia focuses on reducing packaging and the use of air freight.

Waste Management and Water Use

Nokia’s waste management efforts focus on reducing the amount of waste as a whole, minimizing the amount of waste going to landfill as well as reusing products and materials, and avoiding the use of disposables.

Nokia’s packaging is generally recyclable and Nokia uses recycled fiber wherever possible. Nokia also reuses the product packaging that it receives at its inbound distribution hub, for outbound products.

Nokia accepts telecom equipment back at the end of its useable life, including that of other manufacturers, to ensure that it is disposed of responsibly and sustainably. A small number of reputable recycling contractors treat everything from components to entire products, recycling materials where possible and disposing of hazardous waste responsibly. Customers may purchase a complete service covering installation of new equipment, decommissioning, collection, warehousing, contract recycling and reporting, depending on their needs.

Even though Nokia’s operations are not water intensive, Nokia monitors water usage to identify and implement water savings measures wherever possible, and supports reductions in water use through campaigns and training.

Managing Substances

Nokia aims to have full knowledge of all substances in its products, making sure that Nokia meets or exceeds applicable regulations and minimizes adverse impacts on human health and the environment. Nokia maintains a substance list detailing items that are banned or restricted in Nokia’s products and packaging, or that Nokia plans to reduce or phase out in future. To ensure compliance of its supplier, Nokia includes the list requirements in its purchasing process.

Nokia’s substance team follows the development of legislation and market requirements to ensure Nokia is well prepared for new restrictions on substance use. The European Chemical Agency manages the REACH regulation, publishing a list of substances of very high concern (SVHC) twice a year. Every time a new list is published Nokia checks in its component data management system if any SVHC are used in parts and components. Nokia then contacts suppliers to clarify the potential to phase out or substitute any SVHC item.

Environmental Provisions

At December 31, 2014, Nokia had provisions that related to environmental liabilities of EUR 5 million related to Nokia’s site in Marcianise, Italy as well as EUR 0.6 million and EUR 10.3 million that were recognized in connection with the sale Nokia’s chemicals factory in Äetsä, Finland and cables factory in Pikkala, Finland, respectively.

Investments

Nokia invests in technologies important in a world where billions of devices are connected, with the vision to expand the human possibilities of technology. Nokia Networks is investing in new market opportunities such as small cells, Telco Cloud, data analytics, security and Internet of Things. In 2014, Nokia Networks invested EUR 1.8 billion in R&D, making it one of the largest R&D investors in the telecommunications industry. Nokia Networks’ future investments are focused on further strengthening Nokia Networks’ position in mobile broadband radio networks through investments in 5G, small cells and radio cloud. HERE is investing in technologies and analytics capabilities to ensure HERE’s location cloud can harness the collective power of the data these devices generate to deliver real-time, predictive and relevant information to every individual user. In addition to opportunities in the automotive and enterprise markets, HERE invests in and targets growth opportunities in the internet and consumer electronic industries. Nokia Technologies business builds on the foundation established by Nokia through investing cumulatively more than EUR 50 billion in R&D over the last two decades.

In addition, Nokia invests through acquisitions. In 2014, the Nokia Group acquired four businesses (SAC Wireless, Medio Systems Inc., Desti, Mesaplexx Pty Ltd.) for a combined purchase consideration of EUR 175 million. On August 7, 2013, the Nokia Group completed the acquisition of Siemens’ 50% interest in the joint venture, Nokia Networks (formerly Nokia Siemens Networks, Nokia Solutions and Networks), for a consideration of EUR 1 700 million. Transaction-related costs amounted to EUR 7 million. Following the acquisition, Nokia Siemens Networks B.V., the parent entity of Nokia Networks, became a wholly owned subsidiary of the Nokia Group. For further information on Nokia’s acquisitions, refer to the section “Operating and Financial Review and Prospects—Nokia—Acquisitions and Divestments”. Further, assuming the Completion of the Exchange Offer, Nokia would acquire Alcatel Lucent. For further information, refer to the section “The Alcatel Lucent Transaction”.

Research and Development

Nokia Networks

Nokia Networks has 11 Global Technology Centers, each with individual technology and competence specialties. These are located in China, Finland, Germany, Greece, Hungary, India, the Philippines, Poland and the United States.

Nokia Networks organizes its R&D teams in a flat structure, resulting in advantages such as cost effectiveness and speed. Nokia Networks is focused on creating a strong partner ecosystem and makes efforts to ensure the effective management of portfolio for its partners and suppliers and for their products. The Mobile Broadband segment is responsible for most of Nokia Networks’ R&D internally.

Nokia Networks has a joint venture company TD Tech Communication Technologies Ltd for development and manufacturing of TD-SCDMA and LTE technologies and related products in Beijing, Shanghai and Chengdu, China. The company is owned between Nokia Networks (51%) and Huawei Technologies Co. Ltd. (49%), and Nokia has ownership of the system in which the commonly created products are inserted. The joint venture has supported the growth of Nokia’s market position in China, and demonstrates that this partnering has been of great mutual benefit for both enterprises. Mutual customization of the most commoditized part of the portfolio allows Nokia Networks to focus on lowering cost while producing a higher value offering.

As a result of its investments in R&D, Nokia Networks is one of the largest R&D investors in the telecommunications industry, with total R&D expenses amounting to EUR 1.8 billion in 2014. Nokia expects these capabilities to enable Nokia Networks to continue to drive innovation in the dynamic telecommunications sector, where product development constantly needs to improve in speed and efficiency in order to help operators cope with increasing subscriber demands and exponential data traffic growth.

Nokia believes that the geographical diversity of Nokia Networks’ R&D network is an important competitive advantage for the Company. In addition, the ecosystem around each of its R&D sites helps it connect with experts on a global scale, a network that it complements by co-operation with universities and other research facilities.

Nokia Networks further complements its R&D efforts through its Technology & Innovation team, which focuses on developing and prototyping new and futuristic technologies, such as 5G, that are several years from reaching the market. The team is responsible for the technology vision, long-term research, innovation, standardization and IPR management of Nokia Networks, and it co-operates with top customers, partners, universities, research institutes and industry bodies globally to drive Nokia Networks’ technology and innovation agenda.

HERE

HERE’s business is R&D-intensive with total R&D expenses amounting to EUR 545 million in 2014. The HERE team is focused on building and enriching its core map, as well as developing the platform and cloud technologies through which HERE can ensure the effective delivery of the map and location services to its customers irrespective of the device they use.

In addition to collecting data with HERE’s own fleet of cars, HERE aggregates data from another 80 000 sources, including parking, gas price, traffic, weather and points of interest data. To maintain the freshest maps, HERE compiles, tests and publishes them continuously. From usage, HERE collects billions of data points to update its real-time traffic, routing and search engines.

A primary focus for HERE’s longer-term R&D efforts is on the development of software, cloud and data analytical capabilities in preparation for the anticipated emergence of highly automated driving before the end of the decade. HERE’s investments are focusing on addressing what it sees as three of the most critical technological challenges: the vehicle’s ability to precisely localize itself on the road, what lies ahead of the vehicle, and how can HERE program vehicles equipped with HERE technology to drive like humans rather than robots, albeit with greater awareness of, and faster responsiveness to, changing road conditions and events.

Automation on the road requires that vehicles communicate directly with other vehicles as well as indirectly via cloud technologies and roadside infrastructure. Consequently, HERE is advocating for a new international regulatory architecture that would enable companies and organizations to harness these data flows to bring new safety and sustainability benefits to road users. The benefits could be significant considering that the majority of accidents that occur on the road are a result of human error. From an R&D perspective, HERE is focused on addressing key technological requirements of vehicle automation, such as how HD maps can complement a vehicle’s on-board sensors to aid with precise vehicle localization. HERE has already participated in a number of automated driving pilots with major automotive companies, including Mercedes-Benz.

Nokia Technologies

The Nokia Technologies team consists of a great number of world-class scientists and engineers who have driven more than half of Nokia’s recent patent filings and many of whom are recognized as leading experts in fields that are essential for enabling the connected world. These fields include low-power connected smart multi-sensor systems, distributed sensing, and intelligent interplay between various types of radio technologies.

Additionally, Nokia Technologies’ team has been particularly strong in 3G and 4G innovation, media codecs and imaging, for example. The applied nature of Nokia’s R&D in Nokia Technologies has resulted in various relevant and valuable inventions both in and around the technology areas, which Nokia Technologies believes are important in the connected world, as well as for emerging consumer experiences.

Nokia Technologies has advanced R&D activities in countries including Finland, the United Kingdom, and the United States.

Nokia Technologies holds several central roles in standardization bodies and contributes to standardization work by filing technical proposals which, when found relevant, are often accepted and embodied in standards. In addition, Nokia Technologies develops reference implementations while defining the standards, which result in significant innovations covering proprietary ways to implement relevant technologies.

Intellectual Property

Nokia Networks

Intellectual property assets are fundamental to Nokia Networks. As an industry leader in the R&D of wireless, broadband and transport technologies, Nokia Networks has a robust patent portfolio in a broad range of technology areas and Nokia seeks to safeguard its investments in technology through appropriate protection. Nokia has generated and maintained an extensive IPR portfolio covering patents, design patents, trade secrets, trademark registrations, and copyrights. Where necessary, Nokia obtains licenses to use standard-essential and other patents in Nokia’s hardware and software solutions for mobile network infrastructure.

Nokia Networks now owns a large portfolio of almost 4 000 patent families comprising approximately 11 000 individual patents and patent applications across many technologies, some of which were transferred from Nokia and Siemens at the formation of the business as Nokia Siemens Networks in 2007. Its IPR portfolio includes high-quality standard-essential patents and patent applications which have been declared to the European Telecommunications Standards Institute and other Standards Developing Organizations as essential to standards including LTE, WCDMA, GSM and other standards. In addition, Nokia Networks holds copyright registrations relating to certain aspects of its products and services.

Nokia Networks receives and pays patent license royalties in the ordinary course of business based on existing agreements with telecommunications vendors. Nokia Networks has a number of patent license agreements in place with other major companies and patent holders, both directly and through Nokia, and these provide it with freedom to operate with limited risk of infringing SEPs owned by others.

Nokia Technologies

Nokia Technologies manages an IP portfolio with approximately 10 000 patent families comprised of approximately 30 000 individual patents and patent applications. In industry terms, Nokia Technologies’ portfolio is relatively young: two-thirds of Nokia Technologies’ current patents will continue to be in force in 2022. Nokia Technologies continues to renew its patent portfolio with innovations produced by its strong R&D team.

Nokia Technologies’ current patent portfolio spans a number of technology categories including radio connectivity and networking, multimedia, user interface and software, hardware, product, and mapping and location services.

The following chart sets out a breakdown of Nokia Technologies’ IP portfolio:

Legal Structure

Principal Group Companies

Nokia is the parent company of the Nokia Group. Nokia’s significant subsidiaries at June 30, 2015 were:

Company name	Country of incorporation and place of business	Primary nature of business	Parent holding %	Group ownership interest %
Nokia Solutions and Networks B.V.	The Hague, Netherlands	Holding company	—	100.0
Nokia Solutions and Networks Oy	Helsinki, Finland	Sales and manufacturing company	—	100.0
Nokia Solutions and Networks US LLC	Delaware, USA	Sales company	—	100.0
Nokia Solutions and Networks Japan Corp.	Tokyo, Japan	Sales company	—	100.0
Nokia Solutions and Networks India Private Limited	New Delhi, India	Sales and manufacturing company	—	100.0
Nokia Solutions and Networks System Technology (Beijing) Co., Ltd.	Beijing, China	Sales company	—	100.0
Nokia Solutions and Networks Branch Operations Oy	Helsinki, Finland	Sales company	—	100.0
Nokia Solutions and Networks Korea Ltd.	Seoul, South Korea	Sales company	—	100.0
Nokia Solutions and Networks Taiwan Co. Ltd	Taipei, Taiwan	Sales company	—	100.0
Nokia Solutions and Networks Technology Service Co., Ltd.	Beijing, China	Sales company	—	100.0
HERE Holding Corporation	Delaware, USA	Holding company	—	100.0
HERE Global B.V.	Veldhoven, Netherlands	Holding company	1.55	100.0
HERE Europe B.V.	Veldhoven, Netherlands	Sales and holding company	—	100.0
HERE North America LLC	Delaware, USA	Sales and development company	—	100.0
HERE Deutschland GmbH	Berlin, Germany	Development company	—	100.0
Nokia Finance International B.V.	Haarlem, Netherlands	Holding and finance company	100.0	100.0
Nokia Technologies Oy	Helsinki, Finland	Sales and development company	100.0	100.0

Employees

The average number of employees in continuing operations in 2014 was 57 566 (59 333 in 2013 and 71 808 in 2012). At December 31, 2014, continuing operations had a total of 61 656 employees (55 244 employees on December 31, 2013 and 65 547 employees on December 31, 2012). The total amount of wages and salaries paid in continuing operations in 2014 was EUR 3 215 million (EUR 3 432 million in 2013 and EUR 4 295 million in 2012).

On June 30, 2015, the number of employees in Nokia was 64 003.

The following table shows the average number of employees in 2014 divided according to their business and geographical location:

Business	Average number of employees
Nokia Networks	50 680
HERE	6 067
Nokia Technologies and Group Common Functions	819

Total	57 566

Region	Average number of employees
Finland	6 855
Other European countries	15 523
Middle East & Africa	2 482
China	8 608
Asia-Pacific	15 838
North America	5 136
Latin America	3 124

Total	57 566

Legal Proceedings

Legal Matters

A number of Nokia Group companies are and will likely continue to be subject to various legal proceedings and investigations that arise from time to time, including proceedings regarding intellectual property, product liability, sales and marketing practices, commercial disputes, employment, and wrongful discharge, antitrust, securities, health and safety, environmental, tax, international trade and privacy matters. As a result, Nokia Group may incur substantial costs that may not be covered by insurance and could affect business and reputation. While management does not expect any of these legal proceedings to have a material adverse effect on its financial position, litigation is inherently unpredictable and Nokia Group may in the future incur judgments or enter into settlements that could have a material adverse effect on its results of operations and cash flows.

At June 30, 2015, Nokia had booked provisions for litigation and IPR infringements in the amount of EUR 60 million.

Litigation and Proceedings

Irish Broadband

In 2010, the Imagine group (IBB Internet Services & Irish Broadband Internet Services trading as Imagine Networks) (“IBB”) served a claim in the commercial court of Ireland for breach of contract and tort against Motorola Limited. The claim was later amended to add Imagine Communications Group as an additional plaintiff. In 2011, Nokia Siemens Networks acquired certain assets and liabilities including this matter from Motorola Solutions Inc. (“Motorola”). Among other things, IBB claims that WiMax network equipment purchased from Motorola failed to perform as promised. The Nokia Group disputes these allegations. The case is still in the discovery phase and no date for trial has been set.

Vertu

Vertu was a United Kingdom-based business division of Nokia Group that specialized in the provision of luxury mobile phones. Nokia Group divested the Vertu business to Crown Bidco Ltd in 2013. In April 2014, Crown Bidco Ltd served a claim in the commercial court in London alleging breach of warranties under the sale agreement. Nokia Group disputes these allegations. The time set for the trial is January 2016.

Pars Iratel

In March 2005, Pars Iratel was contracted as a general contractor to the Mobile Communications Company of Iran (“MCCI”) to deliver and implement part of a network expansion in Iran. Nokia Group provided equipment and certain services to Pars Iratel. Pars Iratel became liable for damages to MCCI and suffered other losses. Pars Iratel owes Nokia Group for some of the equipment and services provided and has made claims against Nokia Group for losses it claims to have suffered. On November 18, 2010, Nokia Siemens Tietoliikenne Oy (“NSTL”) commenced ICC arbitration against Pars Iratel. The matter was heard in Zurich in August 2013. The parties are awaiting the award of the Arbitrator.

Tax Investigation in India

In 2013, the India Tax Authority commenced an investigation into withholding tax in respect of payments by Nokia India Private Limited to Nokia Corporation for the supply of operating software. Subsequently, the authorities extended the investigation to other related tax consequences and issued orders and made certain assessments. The litigation and assessment proceedings are pending. Nokia has denied all such allegations and continues defending itself in various Indian litigation proceedings and under both Indian and international law, while extending its full cooperation to the authorities.

Intellectual Property Rights Litigation

Samsung

In 2013, Nokia Group and Samsung agreed to extend their existing patent license agreement for five years from December 31, 2013. According to the agreement, Samsung will pay additional compensation to Nokia Group from January 1, 2014. The amount of this compensation will be finally settled in a binding arbitration.

LG

In June 2015, Nokia Group and LG agreed to enter a patent license agreement for five years from April 25, 2014. According to the agreement, LG will pay compensation to Nokia Group. The amount of this compensation will be finally settled in a binding arbitration.

Insurance

Nokia purchases insurance for risks which cannot be internally managed efficiently and where insurance markets offer acceptable terms and conditions. The objective is to ensure that hazard risks, whether related to physical assets, such as buildings, intellectual assets, such as the Nokia brand, or potential liabilities, such as product liabilities, are insured optimally taking into account both cost and retention levels. Nokia purchases both annual insurance policies for specific risks as well as multi-line and/or multi-year insurance policies where available.

Nokia’s management believes that Nokia and its subsidiaries maintain insurance coverage that reflects the requirements and the size of the parent company, business areas and subsidiaries concerned. However, insurance may not cover all damages, in addition to which insurance policies are subject to customary limitations.

Nokia maintains various types of global insurances, such as asset-related Property Damage Insurance, Business Interruption Insurance, Transit Insurance and Erection All Risks Insurance, casualty-related General Third Party Liability Insurance (including Product Liability), Errors & Omissions Liability Insurance, Directors and Officers Liability Insurance, Fiduciary Liability Insurance and Employment Practices Liability Insurance; as well as certain other global corporate insurances.

In addition, Nokia maintains various local insurance policies that are mandatory at the local level, such as employer liability, workers compensation and auto liability insurance, as well as specific insurance policies covering compliance with local regulations.

Nokia currently owns and operates one captive insurance company, Nokatus Insurance Company Limited, which is domiciled in Ireland.

Material Agreements Outside the Ordinary Course of Business

Memorandum of Understanding Regarding a New Joint Venture with China Huaxin

On August 28, 2015, Nokia announced that it had signed a memorandum of understanding (“ASB Memorandum of Understanding” or “ASB MoU”) with China Huaxin Post & Telecommunication Economy Development Center (“China Huaxin”) confirming their intention to combine Nokia’s telecommunications infrastructure businesses in China (“Nokia China”) and Alcatel Lucent Shanghai Bell (“ASB”) into a new joint venture. As agreed under the ASB MoU, Nokia expects to hold 50% plus one share in the new joint venture, with China Huaxin holding the remaining shares. Fair value compensation would be received for the contribution of relevant assets to the joint venture.

The new joint venture is conditional on and would be formed after the closing of Nokia’s planned combination with Alcatel Lucent, at which point Nokia would own 50% plus one share of ASB. The new joint venture is planned to operate under the English name of Nokia Shanghai Bell and would be registered in the China (Shanghai) Pilot Free Trade Zone. The new joint venture would have one Board of Directors, one management team, unified customer and business functions, and one integrated product portfolio and R&D platform.

As agreed in the ASB MoU, Nokia and China Huaxin will negotiate the final terms of how the new joint venture would be created. A deadlock mechanism exists within the ASB MoU to ensure final agreement is reached between Nokia and China Huaxin regarding the terms of transfer and valuation of all relevant assets. This mechanism would deliver a resolution if definitive agreement has not been reached within nine months after completion of Nokia’s proposed combination with Alcatel Lucent. Until the closing of the proposed combination between Nokia and Alcatel Lucent, Nokia China and ASB will continue to operate as two independent companies.

Sale of HERE to Automotive Industry Consortium

On August 3, 2015, Nokia announced an agreement to sell its HERE digital mapping and location services business to a consortium of leading automotive companies, comprising AUDI AG, BMW Group and Daimler AG. The transaction values HERE at an enterprise value of EUR 2.8 billion with a normalized level of working capital and is expected to close in the first quarter of 2016, subject to customary closing conditions and regulatory approvals. Upon closing, Nokia estimates that it will receive net proceeds of slightly above EUR 2.5 billion, as the purchaser would be compensated for certain defined liabilities of HERE currently expected to be slightly below EUR 300 million as part of the transaction. Upon closing of the HERE transaction, which does not affect the exchange ratio of the Exchange Offer, and assuming that the Exchange Offer has not yet been completed, Nokia will consist of two businesses: Nokia Networks and Nokia Technologies.

The Exchange Offer and the Memorandum of Understanding

On April 15, 2015, Nokia and Alcatel Lucent entered into the Memorandum of Understanding pursuant to which, among other things, Nokia agreed to make the Exchange Offer. Refer to the section “The Memorandum of Understanding” for information on the terms and conditions of the Memorandum of Understanding.

Acquisition of Siemens’ Stake in NSN

Nokia announced the first of what would be two transformative transactions for the company during 2013 on July 1 when it announced an agreement to acquire Siemens’ 50% in the companies’ joint venture Nokia Siemens Networks, pursuant to the Share Purchase Agreement by and among Siemens AG, Siemens International Holding B.V., Nokia Finance International B.V. and Nokia Corporation dated July 1, 2013. The purchase price for Siemens’ stake was EUR 1.7 billion and the transaction closed on August 7, 2013, at which time NSN became a wholly owned subsidiary of Nokia.

After the transaction closed, Nokia phased out the Siemens name from Nokia Siemens Networks’ company name and branding and adopted Nokia Solutions and Networks, or NSN, as the name and brand. Upon the announcement of Nokia’s new strategy on April 29, 2014, NSN is now known as Nokia Networks and operates under the Nokia brand.

Sale of the Devices & Services Business to Microsoft

On September 3, 2013, Nokia announced that it had signed an agreement to enter into a transaction whereby Nokia would sell to Microsoft substantially all of its Devices & Services Business including the Mobile Phones and Smart Devices business units as well as an industry-leading design team, operations including Nokia Devices & Services production facilities, Devices & Services-related sales and marketing activities, and related support functions, pursuant to Stock and Asset Purchase Agreement by and between Nokia Corporation and Microsoft International Holdings B.V. dated September 2, 2013 (“Devices & Services Purchase Agreement”). Also, in conjunction with the closing of the transaction, Nokia granted Microsoft a ten-year non-exclusive license to its patents and patent applications at the time of the execution of the agreement and Microsoft granted Nokia reciprocal rights to use Microsoft patents in HERE services, Nokia’s mapping and location services business. The announced purchase price was EUR 5.44 billion, of which EUR 3.79 billion related to the purchase of substantially all of the Devices & Services Business, and EUR 1.65 billion related to the ten-year mutual patent license agreement and the option to extend this agreement in perpetuity. In addition, Microsoft became a strategic licensee of the HERE platform, and separately pays Nokia for a four-year license. On November 19, 2013, Nokia’s shareholders confirmed and approved the transaction at the Extraordinary General Meeting in Helsinki, with over 99% of the votes cast in favor of the approval. Having received the approval of Nokia shareholders and regulatory authorities as well as fulfilling other customary closing conditions, the transaction closed on April 25, 2014.

Of the Devices & Services-related assets, Nokia’s former CTO organization and Nokia’s patent portfolio remained within Nokia Group and are currently part of the Nokia Technologies business. The operations that were transferred to Microsoft generated EUR 10.7 billion, or approximately 46%, of Nokia’s net sales for the full year 2013, and in 2014 generated net sales of EUR 2.5 billion. As is customary for transactions of this size, scale and complexity, Nokia and Microsoft made certain adjustments to the scope of the assets originally planned to transfer. These adjustments included Nokia’s manufacturing facilities in Chennai in India and Masan in the Republic of Korea not transferring to Microsoft.

In India, Nokia’s manufacturing facility is subject to an asset freeze by the Indian tax authorities as a result of ongoing tax proceedings. Microsoft and Nokia agreed to a transfer service agreement whereby Nokia would produce mobile devices for Microsoft, but this agreement was terminated by Microsoft at the end of October 2014 and production at the site was suspended as of November 1, 2014. Nokia has called on the Indian government to lift the asset freeze so it can explore potential opportunities for a sale to a suitable buyer. Refer also to “Risk Factors—Risks Relating to the Operating Environment, Business and Financing of Nokia”.

In the Republic of Korea, Nokia and Microsoft agreed to exclude the Masan facility from the scope of the transaction, and Nokia closed the site in 2014.

Altogether, and accounting for these adjustments, approximately 25 000 employees transferred to Microsoft at the closing of the deal on April 25, 2014.

Following the transaction, Nokia continues to own and maintain the Nokia brand. Under the terms of the transaction, Microsoft received a ten-year license arrangement with Nokia to use the Nokia brand on certain mobile phones products. Additionally, Nokia is restricted from licensing the Nokia brand for use in connection with mobile device sales for 30 months and from using the Nokia brand on Nokia’s own mobile devices until December 31, 2015.

Following the closing of the transaction, Nokia relocated its headquarters to the Karaportti campus in Espoo, Finland.

Related Party Transactions

Nokia Group has related party transactions with a pension fund, associated companies, and the management and the Board of Directors. Transactions and balances with companies over which the Nokia Group exercises control are eliminated on consolidation. For information on the remuneration of and transactions with management and the Board, refer to the section “Board of Directors, Management and Auditors—Nokia—Management Remuneration and Benefits” and “Board of Directors, Management and Auditors—Nokia—Termination Benefits”.

Transactions with Pension Fund

In 2014, Nokia Group has borrowings amounting to EUR 69 million (EUR 69 million in 2013) from Nokia Unterstützungsgesellschaft GmbH, the Nokia Group’s German pension fund, a separate legal entity. The loan bears interest at the rate of 6% per annum and its duration is pending until further notice by the loan counterparties who have the right to terminate the loan with a 90-day notice. The loan is included in long-term interest-bearing liabilities in the consolidated statement of financial position.

Transactions with Associated Companies

EURm	2014	2013	2012
Share of results of associated companies (expense)/income	(12)	4	(1)
Dividend income	—	5	—
Share of shareholders’ equity of associated companies	51	53	46
Sales to associated companies	1	6	12
Purchases from associated companies	305	178	150
Receivables from associated companies	—	—	1
Payables to associated companies	35	12	32

On December 31, 2014 Nokia Group has given financial guarantees of EUR 13 million (EUR 16 million in 2013 and EUR 11 million in 2012) on behalf of associated companies.

Other Related Party Transactions

There have been no material transactions during the last three fiscal years to which any director, executive officer or 5% shareholder, or any relative or spouse of any of them, was a party. There is no significant outstanding indebtedness owed to Nokia by any director, executive officer or 5% shareholder. There are no material transactions with enterprises controlling, controlled by or under common control with Nokia or associates of Nokia.

Alcatel Lucent

Shareholders and potential investors should note that all of the information concerning Alcatel Lucent presented in this Listing Prospectus and in particular in Annex A is solely based on publicly available information of Alcatel Lucent included in Alcatel Lucent Annual Report and Alcatel Lucent Interim Report Alcatel Lucent has filed with the SEC. Nokia confirms that this information has been accurately reproduced and that as far as Nokia is aware and is able to ascertain from information published by Alcatel Lucent, no facts have been omitted which would render the reproduced information inaccurate or misleading.

Overview

Alcatel Lucent is a French société anonyme, established in 1898, originally as a listed company named Compagnie Générale d’ Électricité. Alcatel Lucent is registered at the Nanterre Trade and Companies Registry under number 542 019 096. Its APE business activity code is 7010Z. Alcatel Lucent’s corporate purpose is the design, manufacture, operation and sale of all equipment, material and software related to domestic, industrial, civil, military or other applications concerning electricity, telecommunications, computers, electronics, aerospace industry, nuclear energy, metallurgy, and, in general, of all the means of production or transmission of energy or communications (cables, batteries and other components), as well as, secondarily, all activities relating to operations and services in connection with the above-mentioned means worldwide. It may acquire interests in any company, regardless of its form, in associations, French or foreign business groups, whatever their corporate purpose and activity may be and, in general, may carry out any industrial, commercial, financial, assets or real estate transactions, in connection, directly or indirectly, totally or partially, with any of the corporate purposes set out in Article 2 of its Articles of Association and with all similar or related purposes.

Alcatel Lucent currently has two operating segments: Core Networking and Access. Until March 2014, Alcatel Lucent had a third operating segment: Other. The Core Networking segment includes three business divisions: IP Routing, IP Transport and IP Platforms. In 2014, revenues in the Core Networking segment were EUR 5.97 billion, representing 45% of Alcatel Lucent’s total revenues. The Access segment includes four business divisions: Wireless, Fixed Access, Licensing and Managed Services. In 2014, revenues in the Access segment were EUR 7.16 billion, representing 54% of Alcatel Lucent’s total revenues. Until 2014, the Other segment included the government business, which built and delivered complete turnkey solutions in support of U.S. federal government agencies in the U.S. On March 31, 2014, Alcatel Lucent completed the disposal of LGS Innovations LLC. In 2014 revenues in Alcatel Lucent’s Other segment were EUR 41 million, representing less than 1% of Alcatel Lucent’s total revenues.

Alcatel Lucent’s principal office is located at 148/152 Route de la Reine 92100 Boulogne-Billancourt, France, and the telephone number is +33 (0)1 55 14 10 10.

Alcatel Lucent is subject to all laws governing business corporations in France, specifically the provisions of the commercial code and the financial and monetary code.

The Alcatel Lucent Shares are traded on Euronext Paris under the symbol “ALU” and Alcatel Lucent ADSs are traded on the NYSE under the symbol “ALU”. As of September 30, 2015, 2 838 984 750 Alcatel Lucent Shares were outstanding, including 40 115 200 Alcatel Lucent Shares held in treasury by Alcatel Lucent and including the Alcatel Lucent Shares represented by Alcatel Lucent ADSs. As of June 30, 2015, 499 863 626 Alcatel Lucent Shares were represented by Alcatel Lucent ADSs. The ISIN code of the Alcatel Lucent Shares is FR0000130007. A shareholder has the right to as many votes as the number of shares that he owns or represents. However, fully paid registered shares, registered in the name of the same holder for at least three years, have double voting rights. The Alcatel Lucent Shares have a nominal value of EUR 0.05.

The OCEANEs are traded on Euronext Paris, under the symbol “YALU” for the 2018 OCEANEs, “YALU1” for the 2019 OCEANEs and “YALU2” for the 2020 OCEANEs. As of September 30, 2015, the number of 2018 OCEANEs outstanding was 349 413 680, the number of 2019 OCEANEs outstanding was 167 500 000, and the number of 2020 OCEANEs outstanding was 114 499 995.

Key Strengths

For information about Alcatel Lucent’s key strengths, refer to sections “Activity Overview”9 on pages A-9 to A-13 and “Description of the Group’s activities—Business organization” on pages A-38 to A-39 of Annex A.

Business Strategy

For information about Alcatel Lucent’s business strategy including the implementation of the Shift Plan, refer to section “Operating and financial review and prospects—Strategy and Outlook” on pages A-76 to A-78 of Annex A.

History

For information about Alcatel Lucent’s history, refer to section “Information about the Group—History and development” on pages A-28 to A-31 of Annex A.

Alcatel Lucent’s Business Operations

For information about Alcatel Lucent’s business operations, refer to section “Activity Overview”9 on pages A-9 to A-13 and section “Description of the Group’s activities” on pages A-38 to A-50 of Annex A.

Real Estate and Equipment

For information about Alcatel Lucent’s production facilities and Alcatel Lucent’s property, plant and equipment, refer to section “Information about the Group—Real estate and equipment” on pages A-33 to A-34 of Annex A.

Environment

For information about environmental matters at Alcatel Lucent, refer to section “Sustainability—Environment” on pages A-148 to A-150 and section “Sustainability—Environment” on pages A-375 to A-388 of Annex A.

Research and Development

For information about Alcatel Lucent’s research and development, refer to section “Description of the Group’s activities—Technology, research and development” on pages A-47 to A-49 of Annex A.

Intellectual Property

For information about Alcatel Lucent’s intellectual property, refer to section “Description of the Group’s activities—Intellectual Property” on page A-49 of Annex A.

Legal Structure

For information about Alcatel Lucent’s legal structure, refer to section “Information about the Group—Structure of the main consolidated companies as of December 31, 2014” on page A-32 of Annex A and “Notes to unaudited interim condensed consolidated financial statements—Note 3 Changes in consolidated companies” on page A-446 of Annex A.

[9]	In the section “Activity Overview”, Alcatel Lucent makes statements regarding its market position. These statements are based on the following reports: For the business division IP Routing (A-10) on Dell’Oro Q4’14 Routing; the business division IP Transport (A-10) on Dell’Oro Q4’14 Optics Table; the business division IP Platforms (A-11) on Exact Ventures Report as of Q3’14.

Within the business division Wireless (A-11), for Total Wireless Radio Access Networks (RAN) on Dell’Oro Q4’14 Mobile RAN Vendor Table; for LTE on Dell’Oro Q4’14 LTE Vendor Table; for small cell industry on ABI Research June 2014 Small Cell Access Points Report.

Within the business division Fixed Access (A-12), for broadband access on Dell’Oro Q4’14 DSL Access Concentrators Vendor Table; for very-high-bit-rate digital subscriber line (VDSL2) on Dell’Oro Q4’14 VDSL Vendor Table; for gigabit passive optical network (GPON) technology on Dell’Oro Q4’14 PON Vendor Table.

Employees

For information about Alcatel Lucent’s employees, refer to section “Sustainability—Human resources” on pages A-150 to A-152 and section “Sustainability—Human resources” on pages A-388 to A-400 of Annex A.

Legal Proceedings

For information about Alcatel Lucent’s legal proceedings, refer to section “Operating and financial review and prospects—Legal Matters” on pages A-80 to A-82 of Annex A.

Insurance

For information about Alcatel Lucent’s insurances, refer to section “Risk Factors” on page A-23 of Annex A.

Material Agreements Outside the Ordinary Course of Business

For information about Alcatel Lucent’s material agreements outside the ordinary course of business, refer to section “Information about the Group—Material contracts” on pages A-34 to A-35 of Annex A.

Additionally, Nokia and Alcatel Lucent entered into the Memorandum of Understanding on April 15, 2015, pursuant to which, among other things, Nokia agreed to make the Exchange Offer. Refer to the section “The Memorandum of Understanding” for information on the terms and conditions of the Memorandum of Understanding.

Related Party Transactions

For information about Alcatel Lucent’s related party transactions, refer to section “Corporate Governance—Regulated agreements” on pages A-119 to A-120 of Annex A.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Nokia

The following discussion should be read in conjunction with Nokia’s audited consolidated financial statements and the related notes for the financial years ended December 31, 2014, 2013 and, 2012, as well as the unaudited interim report for the six months ended on June 30, 2015, all of which are incorporated by reference into this Listing Prospectus. This discussion includes Nokia’s HERE business as part of Nokia’s continuing operations for all periods presented. The consolidated financial statements of the Company have been prepared in accordance with the International Financial Reporting Standards (IFRS). This discussion includes forward-looking statements which inevitably involve risks and uncertainties. Actual results may differ materially from the results described in the forward-looking statements contained herein. Refer to the sections “Cautionary Statement Regarding Forward-Looking Statements”, “Risk Factors” and “Nokia—Prospects” set forth elsewhere in this Listing Prospectus.

All statements in this section regarding the competitive position of Nokia or the Combined Company are based on the view of Nokia’s management unless otherwise explicitly stated.

Overview

Nokia is a Finnish corporation, established in 1865 and organized under the laws of the Republic of Finland. The company is registered with the Finnish Trade Register under the business identity code 0112038-9. Under its Articles of Association in effect on the date of this Listing Prospectus, Nokia’s corporate purpose is to engage in the telecommunications industry and other sectors of the electronics industry as well as the related service businesses, including the development, manufacture, marketing and sales of mobile devices, other electronic products and telecommunications systems and equipment as well as related mobile, Internet and network infrastructure services and other consumer and enterprise services. Nokia may also create, acquire and license intellectual property and software as well as engage in other industrial and commercial operations. Further, Nokia may engage in securities trading and other investment activities.

Nokia has three businesses (Nokia Networks, HERE and Nokia Technologies) and four operating and reporting segments for financial reporting purposes: Mobile Broadband and Global Services within Nokia Networks, HERE and Nokia Technologies. Beginning in the third quarter 2013 and following the Sale of the Devices & Services Business to Microsoft, Nokia has reported financial information for the two operating and reportable segments within Nokia Networks: Mobile Broadband and Global Services. As of the fourth quarter 2013, the Devices & Services Business has been reported under discontinued operations. To reflect these changes, historical results for 2012 has been regrouped for comparative purposes.

On August 3, 2015, Nokia announced an agreement to sell its HERE digital mapping and location services business to a consortium of leading automotive companies, comprising AUDI AG, BMW Group and Daimler AG. The transaction values HERE at an enterprise value of EUR 2.8 billion with a normalized level of working capital and is expected to close in the first quarter of 2016, subject to customary closing conditions and regulatory approvals. Upon closing, Nokia estimates that it will receive net proceeds of slightly above EUR 2.5 billion, as the purchaser would be compensated for certain defined liabilities of HERE currently expected to be slightly below EUR 300 million as part of the transaction. Upon closing of the HERE transaction, which does not affect the exchange ratio of the Exchange Offer, and assuming that the Exchange Offer has not yet been completed, Nokia will consist of two businesses: Nokia Networks and Nokia Technologies. For the illustrative effect of the HERE transaction on Nokia’s financial information, refer to the section “Unaudited Pro Forma Condensed Combined Financial Information”.

On October 7, 2015, Nokia announced that after the Completion of the Exchange Offer, Nokia’s Networks business would be conducted through four business groups: Mobile Networks, Fixed Networks, Applications & Analytics and IP/Optical Networks. Alongside these, Nokia Technologies would continue to operate as a separate business group. In addition, Nokia expects to align its financial reporting under two key areas: Nokia Technologies and the Networks business. Nokia also expects to provide selective financial data separately for each of the four Networks business groups to ensure transparency for investors over the performance of each of them. Nokia expects to announce further details of the new financial reporting structure after the closing of the exchange offer.

The Transaction

Overview. On April 15, 2015, Nokia and Alcatel Lucent entered into the Memorandum of Understanding pursuant to which and subject to its terms and conditions, Nokia is offering to acquire all of the Alcatel Lucent Securities through the Exchange Offer. In the Exchange Offer, Alcatel Lucent Securities will be exchanged for Nokia Shares or Nokia ADSs with an exchange ratio of 0.55 Nokia Shares or 0.55 Nokia ADSs for every Alcatel Lucent Share and Alcatel Lucent ADS validly tendered into the Exchange Offer and such number of Nokia Shares per one OCEANE that is based on the exchange ratio of 0.55 Nokia Shares per each Alcatel Lucent Share which would be issuable upon conversion or exchangeable upon exchange of the OCEANE at the conversion/exchange ratio which will apply on the date of commencement of the Exchange Offer. The Exchange Offer is expected to be completed in the first half of 2016.

Accounting treatment. The Acquisition is expected to be accounted for as a business combination using the acquisition method of accounting under IFRS with Nokia considered as the acquirer. For more information on the illustrative impacts of the Acquisition on Nokia’s historical financial information, please see the section “Unaudited Pro Forma Condensed Combined Financial Information”.

Opportunity to realize significant cost savings and other synergies. Nokia and Alcatel Lucent believe that the combination of Nokia’s and Alcatel Lucent’s businesses will create significant value for stakeholders of both companies. The Combined Company would target approximately EUR 900 million of operating cost synergies to be achieved on a full year basis in 2019, assuming Completion of the Exchange Offer no later than the end of the first half of 2016. The operating cost synergies are expected to create a long-term structural cost advantage, coming from a wide range of areas, including:

•	organizational streamlining, rationalization of overlapping products and services, central functions, and regional and sales organizations;

•	reduction of various overhead costs in real estate, manufacturing and supply-chain, information technology and overall general and administrative expenses, including redundant public company costs;

•	procurement given expanded purchasing requirements of the Combined Company; and

•	R&D efficiencies, particularly in wireless.

The Combined Company would also target approximately EUR 200 million of reductions in interest expenses to be achieved on a full-year basis in 2017.

Acquisitions and Divestments

During the second quarter 2015, Nokia Growth Partners sold its holdings in Ganji.com, a major online local services marketplace platform in China, to 58.com. BlueRun Ventures also invested in Ganji.com and participated in the transaction, which valued Nokia’s total indirect holdings in Ganji.com at approximately EUR 200 million. Related to the transaction, Nokia recorded a gain of approximately EUR 110 million in the second quarter 2015. The final amount and timing of additional income or expense will depend on the value and date at which the venture funds liquidate the portion of the consideration that was received in shares.

In 2014, the Nokia Group acquired four businesses. The combined purchase consideration amounts to EUR 175 million. The combined goodwill arising on acquisition amounts to EUR 76 million and is attributable to assembled workforce and post-acquisition synergies. The Nokia Group expects that the majority of goodwill will not be deductible for tax purposes. Nokia’s acquisitions during 2014 were:

Company/business	Description
SAC Wireless[1]	SAC Wireless is a company providing infrastructure and network deployment solutions. Nokia Group acquired 100% ownership interest on August 22, 2014.

Medio Systems Inc.	Medio Systems Inc. is a company specializing in real-time predictive analytics. Nokia Group acquired 100% ownership interest on July 2, 2014.

Desti[2]	Desti specializes in artificial intelligence and natural language processing technology. Nokia Group acquired the business on May 28, 2014.

Mesaplexx Pty Ltd.	Mesaplexx Pty Ltd. Has know-how in developing compact, high-performance radio frequency filter technology. Nokia Group acquired 100% ownership interest on March 24, 2014.

[1]	Legal entities acquired are SAC Wireless LLC and HCP Wireless LLC.
[2]	Asset deal.

The intangible assets are customer- and marketing-related, and technology-based intangible assets. Goodwill has been allocated to cash-generating units or groups of cash-generating units expected to benefit from the synergies of the combination, refer to “Operating and Financial Review and Prospects—Nokia—Qualitative and Quantitative Disclosure of Financial Risk Management—Use of Estimates and Critical Accounting Judgements”. Acquisition-related costs of EUR 3 million have been charged to selling, general and administrative expenses in the consolidated income statement for the year 2014.

On August 7, 2013, the Nokia Group completed the acquisition of Siemens’ 50% interest in the joint venture, Nokia Networks (formerly Nokia Siemens Networks, Nokia Solutions and Networks), for a consideration of EUR 1 700 million. Transaction-related costs amounted to EUR 7 million. Following the acquisition, Nokia Siemens Networks B.V., the parent entity of Nokia Networks, became a wholly owned subsidiary of the Nokia Group. The acquisition did not result in a change in control. The acquisition of non-controlling interest was accounted for as an equity transaction. The transaction reduced the Nokia Group’s equity by EUR 783 million, representing the difference between the carrying amount of Siemens’ non-controlling interest on the date of acquisition of EUR 924 million and the total consideration paid.

During 2012, the Nokia Group completed minor acquisitions that did not have a material impact on the consolidated financial statements. The purchase consideration paid and the total of goodwill arising from these acquisitions amounted to EUR 56 million and EUR 45 million, respectively.

Recent Developments

On August 3, 2015, Nokia announced an agreement to sell its HERE digital mapping and location services business to a consortium of leading automotive companies. Nokia estimates that it will receive net proceeds of slightly above EUR 2.5 billion at the closing of the HERE Transaction expected to occur in the first quarter of 2016, subject to customary closing conditions and regulatory approvals. Nokia expects to book a gain on the HERE Transaction including a related release of cumulative foreign exchange translation differences of approximately EUR 1.0 billion as a result of the HERE Transaction. HERE has been a separate operating and reportable segment for financial reporting purposes and Nokia plans to report HERE as a discontinued operation from the third quarter of 2015 onwards.

On October 7, 2015, Nokia announced the planned leadership and organizational structure for the Combined Company. However, no resolution regarding the composition of the Nokia Group Leadership Team following the Completion of the Exchange Offer has been made.

On October 8, 2015, Nokia announced that it had decided to exercise its option to redeem the Convertible Bond on November 26, 2015. Refer to the section “Shares and Share Capital of Nokia—Other Special Rights Entitling to Shares—Convertible Bond” for more information about the Convertible Bond.

On October 22, 2015, Nokia announced, following the receipt of all required regulatory approvals for the planned combination of Nokia and Alcatel Lucent, that the Nokia Board of Directors had resolved to convene an Extraordinary General Meeting of Shareholders to be held on December 2, 2015. Nokia announced that the Board of Directors and its Corporate Governance and Nomination Committee would submit the following proposals to the Extraordinary General Meeting:

•	Proposal to authorize the Board of Directors to resolve to issue shares in order to implement the combination of Nokia and Alcatel Lucent;

•	Proposal to amend the Articles of Association of the Company; and

•	Proposal for changes to the composition of the Board of Directors.

The Board of Directors also reiterated its approval of the Acquisition and its unanimous recommendation to the Nokia shareholders to vote in favor of all of the above proposals made to the Extraordinary General Meeting.

Prospects

This section “Prospects” includes forward-looking statements. Forward-looking statements are no guarantees of future developments, and Nokia’s actual results may differ materially from the results described in or implied by forward-looking statements contained herein due to various factors, some of them described in the sections “Cautionary Statement Regarding Forward-Looking Statements” and “Risk Factors”. Nokia cautions investors not to place undue reliance on these forward-looking statements, which speak only as at the date of this Listing Prospectus.

The following table sets forth Nokia’s outlook as disclosed in conjunction with Nokia’s Interim Report on July 30, 2015.

Metric[1]		Guidance	Commentary

Nokia Networks	Full year 2015 Net sales	Increase year-on-year

	Full year 2015 Non-IFRS operating margin	Around the midpoint of the long-term range of 8% - 11% for the full year	Based on factors including competitive industry dynamics, product and regional mix, expected industry seasonality in the second half of 2015, the timing of major network deployments, and expected continued operational improvement.

HERE	Full year 2015 Net sales	Increase year-on-year

	Full year 2015 Non-IFRS operating margin	9% - 12%	Based on factors including leading market position, positive industry trends and improved focus on cost efficiency.

Nokia Technologies	Full year 2015 Net sales Full year 2015 Non-IFRS operating expense	Increase year-on-year Approximately in line with Q2 2015 level (update)	Excludes potential amounts related to the expected resolution of Nokia’s arbitration with Samsung. Based on factors including higher investment in licensing activities, licensable technologies and business enablers, including go-to-market capabilities, which target new and significant long-term growth opportunities. This an update to the earlier FY15 non-IFRS operating expense outlook to be approximately in line with the Q4 2014 level.

Nokia	Full year 2015 capital expenditure	Approximately EUR 250 million	Primarily attributable to Nokia Networks.

	Full year 2015 financial income and expense	Expense of approximately EUR 160 million	Subject to changes in FX rates and interest-bearing liabilities.

Full year 2015 Group Common Functions non-IFRS operating expense	Approximately EUR 120 million

Estimated long-term effective tax rate	Approximately 25%

Annual cash tax obligation	Approximately EUR 250 million per annum until deferred tax assets fully utilized	May vary due to profit levels in different jurisdictions and amount of license income subject to withholding tax.

[1]	Non-IFRS measures exclude certain non-recurring items (special items). In addition, non-IFRS results exclude intangible asset amortization and other purchase price accounting-related items arising from business acquisitions.

Factors that are outside Nokia’s influence affecting the outlook relate mainly to competitive industry dynamics, product and regional mix, expected industry seasonality in the second half of 2015, the timing of major network deployments, foreign exchange fluctuations and general industry trends affecting Nokia’s businesses. Additional risk factors can be found in the section “Risk Factors—Risks Relating to the Operating Environment, Business and Financing of Nokia”.

Also refer to Annex C Independent auditor’s assurance report on the profit forecast included in the Listing Prospectus.

Results of Operations – Overall

The following discussion on Nokia Group’s results of operations for the six months ended June 30, 2015 and the years ended December 31, 2014, 2013 and 2012 is based on the historical consolidated financial information of Nokia incorporated by reference into this Listing Prospectus and the HERE business is included as part of Nokia’s continuing operations for all periods presented. The following discussion should be read in conjunction with the section “Selected Financial Information”.

Continuing Operations for the Six Months Ended June 30, 2015 Compared to the Six Months Ended June 30, 2014

Net Sales

Continuing operations’ net sales for the six months ended June 30, 2015 were EUR 6 405 million, an increase of EUR 799 million, or 14%, compared to EUR 5 606 million for the six months ended June 30, 2014. The increase in continuing operations’ net sales was primarily attributable to higher net sales in Nokia Networks, Nokia Technologies and, to a lesser extent, in HERE.

Gross Margin

Continuing operations’ gross margin for the six months ended June 30, 2015 was 45.2%, compared to 44.7% for the six months ended June 30, 2014.

Operating Expenses

Continuing operations’ R&D expenses were EUR 1 354 million for the six months ended June 30, 2015, an increase of EUR 185 million, or 16%, compared to EUR 1 169 million for the six months ended June 30, 2014.

Continuing operations’ selling, general and administrative expenses were EUR 875 million for the six months ended June 30, 2015, an increase of EUR 109 million, or 14%, compared to EUR 766 million for the six months ended June 30, 2014.

Continuing operations’ other income and expenses decreased for the six months ended June 30, 2015 to a benefit of EUR 81 million from an expense of EUR 45 million for the six months ended June 30, 2014. For the six months ended June 30, 2015, other income and expenses included charges related to cost reduction programs of EUR 13 million. For the six months ended June 30, 2014, other income and expenses included restructuring and associated charges of EUR 52 million and transaction and other related cost reversals of EUR 4 million.

Nokia’s other income and expenses was an income of EUR 81 million in the first six months of 2015, compared to an expense of EUR 45 million in the first six months of 2014. On a year-on-year basis, the change in Nokia’s other income and expenses was primarily due to higher other income in Group Common Functions related to Nokia’s investments made through its venture funds. During the first six months of 2015, Nokia Growth Partners sold its holdings in Ganji.com, a major online local services marketplace platform in China, to 58.com. BlueRun Ventures also invested in Ganji.com and participated in the transaction, which valued Nokia’s total indirect holdings in Ganji.com at approximately EUR 200 million. Related to the transaction, Nokia recorded a gain of approximately EUR 110 million in the first six months of 2015. The final amount and timing of additional income or expense will depend on the value and date at which the venture funds liquidate the portion of the consideration that was received in shares.

Operating Profit or Loss

Continuing operations’ operating profit for the six months ended June 30, 2015 was EUR 745 million, an increase of EUR 219 million, compared to an operating profit of EUR 526 million for the six months ended June 30, 2014. Continuing operations’ operating margin for the six months ended June 30, 2015 was 11.6%, compared to 9.4% for the six months ended June 30, 2014. The increase in operating profit was primarily attributable to an increase in operating profit in Nokia Technologies and Group Common Functions and, to a lesser extent, in HERE. This was partially offset by a decrease in operating profit in Nokia Networks.

During the first six months of 2015, Nokia Networks recorded amounts in order to correct items previously reported in 2014 and 2013 as cost of sales and reductions to accounts receivable. The impact of this correction was to reduce cost of sales in the current period by EUR 37 million, of which EUR 7 million related to 2014 and EUR 30 million to 2013. The error related to businesses divested in 2013 where Nokia Networks continued to operate certain accounting functions under a transitional arrangement and erroneously recorded pass through costs of the disposed businesses as costs of Nokia Networks.

On a year-on-year basis, foreign exchange fluctuations had a significantly positive impact on gross profit, and a significantly negative impact on operating expenses, resulting in a slightly positive net impact on operating profit in the first six months of 2015.

Profit or Loss

Nokia’s profit increased to EUR 533 million in the first six months of 2015, compared to EUR 84 million in the first six months of 2014. This was primarily due to lower financial expenses and higher operating profit, partially offset by an increase in tax expenses. The lower financial expenses were primarily due to the absence of EUR 123 million of one-time expenses related to the redemption of materially all of Nokia Networks’ borrowings and the absence of a EUR 57 million accounting charge related to the repayment of EUR 1.5 billion convertible bonds issued to Microsoft, both of which negatively affected Nokia’s profit in the first six months of 2014.

The share of results of associated companies in the first six months of 2015 includes an out of period adjustment of approximately EUR 25 million. Nokia has historically accounted for the results of a certain associated company in arrears, as the results have not been material. Primarily due to an increase in the entity’s earnings, the amounts reflected in the first six months of 2015 should have been recorded in the fourth quarter 2014.

Continuing Operations for the Year Ended December 31, 2014 Compared to the Year Ended December 31, 2013

Net Sales

Continuing operations’ net sales in 2014 were EUR 12 732 million, an increase of EUR 23 million, compared to EUR 12 709 million in 2013. The increase in continuing operations’ net sales was primarily attributable to higher net sales in HERE and Nokia Technologies. The increase was partially offset by a slight decrease in net sales in Nokia Networks.

The increase in net sales in HERE was primarily attributable to higher sales to vehicle customers and Microsoft becoming a more significant licensee of HERE’s services. The increase in net sales in Nokia Technologies was primarily attributable to higher intellectual property licensing income from certain licensees, including Microsoft becoming a more significant intellectual property licensee in conjunction with the Sale of the Devices & Services Business. The slight decrease in net sales in Nokia Networks was primarily attributable to a decrease in net sales in Global Services, as well as the absence of sales from businesses that were divested and certain customer contracts and countries that were exited in 2013. The decrease in net sales in Global Services was partially offset by an increase in net sales in Mobile Broadband.

The following table sets forth the distribution by geographical area of net sales for the years indicated.

For the year ended December 31	2014, EURm	2013, EURm	Year-on-year change, %
Europe[1]	3 886	3 940	(1)
Middle East & Africa	1 100	1 169	(6)
Greater China	1 410	1 201	17
Asia-Pacific	3 364	3 428	(2)
North America	1 919	1 656	16
Latin America	1 053	1 315	(20)

Total	12 732	12 709	0

[1]	All Nokia Technologies net sales are allocated to Finland.

Refer to “—Results of Operations–Businesses” for the main changes in the regional net sales.

Gross Margin

Gross margin for continuing operations in 2014 was 44.3% compared to 42.1% in 2013. The increase in continuing operations gross margin was primarily attributable to the increase in gross margin in Nokia Networks. The increase was partially offset by a decrease in gross margin in HERE.

The increase in gross margin in Nokia Networks was primarily attributable to a higher proportion of Mobile Broadband in the overall sales mix and an increase in gross margin in Global Services was partially offset by a slight decrease in gross margin in Mobile Broadband. The decrease in gross margin in HERE was primarily due to certain ongoing expenses that had been previously borne by Nokia’s former Devices & Services Business.

Operating Expenses

Nokia’s R&D expenses for continuing operations in 2014 were EUR 2 493 million, a decrease of EUR 126 million, or 5%, compared to EUR 2 619 million in 2013. R&D expenses represented 19.6% of Nokia’s net sales in 2014 compared to 20.6% in 2013. The decrease in R&D expenses was primarily attributable to the decrease in R&D expenses in HERE and Nokia Networks, partially offset by higher R&D expenses in Nokia Technologies.

The decrease in R&D expenses in HERE was primarily attributable to significant purchase price accounting related items of EUR 168 million in 2013 arising from the purchase of NAVTEQ, the majority of which were fully amortized in 2013. The decrease in R&D expenses in Nokia Networks was primarily attributable to lower subcontracting costs, partially offset by higher investments in targeted growth areas, most notably LTE, small cells and Telco Cloud. The increase in R&D expenses in Nokia Technologies was primarily attributable to investments in business activities, such as the Technology and Brand licensing opportunities, which target new and significant long-term growth opportunities.

R&D expenses included purchase price accounting related items of EUR 36 million in 2014, compared to EUR 188 million in 2013. In 2014, R&D expenses included EUR 23 million of transaction related personnel costs related to the Sale of the Devices & Services Business, compared to EUR 15 million in 2013.

Nokia’s selling, general and administrative expenses for continuing operations in 2014 were EUR 1 634 million, a decrease of EUR 37 million, or 2%, compared to EUR 1 671 million in 2013. Selling, general and administrative expenses represented 12.8% of Nokia’s net sales in 2014, compared to 13.1% in 2013. The decrease in selling, general and administrative expenses was primarily attributable to the decrease in selling, general and administrative expenses in Nokia Networks. The decrease was partially offset by an increase in selling, general and administrative expenses in Group Common Functions and Nokia Technologies.

The decrease in selling, general and administrative expenses in Nokia Networks was primarily attributable to structural cost savings from Nokia Networks’ global restructuring program. The increase in selling, general and administrative expenses in Group Common Functions was primarily attributable to transaction related costs resulting from the Sale of the Devices & Services Business. The increase in selling, general and administrative expenses in Nokia Technologies was primarily attributable to increased activities related to anticipated and ongoing patent licensing cases.

Selling, general and administrative expenses included purchase price accounting items of EUR 40 million in 2014, compared to EUR 93 million in 2013. In 2014, selling, general and administrative expenses included EUR 31 million of transaction related costs related to the Sale of the Devices & Services Business.

A goodwill impairment charge of EUR 1 209 million was recorded in the third quarter 2014.

Other income and expenses for continuing operations in 2014 was a net expense of EUR 132 million, a decrease of EUR 404 million, or 75%, compared to a net expense of EUR 536 million in 2013. The decrease in other income and expenses was primarily attributable to lower restructuring and associated charges at Nokia Networks, partially offset by lower other income in Group Common Functions. In 2014, other income and expenses included restructuring and associated charges of EUR 57 million at Nokia Networks, charges related to the HERE cost reduction program of EUR 36 million and anticipated contractual remediation costs of EUR 31 million at Nokia Networks. In 2013, other income and expenses included restructuring and associated charges of EUR 602 million, and transaction related costs of EUR 18 million related to the Sale of the Devices & Services Business.

Operating Profit or Loss

Nokia’s operating profit for continuing operations in 2014 was EUR 170 million, a decrease of EUR 349 million, or 67%, compared to an operating profit of EUR 519 million in 2013. The decrease in operating profit was primarily attributable to the goodwill impairment charge relating to HERE and the higher expenses in Group Common Functions. The decrease was partially offset by an increase in operating profit in Nokia Networks and Nokia Technologies. Nokia’s operating profit in 2014 included a EUR 1 209 million goodwill impairment charge relating to HERE. In addition, it included purchase price accounting items, restructuring charges and other special items of EUR 253 million, compared to EUR 917 million in 2013. Nokia’s operating margin in 2014 was 1.3%, compared to 4.1% in 2013.

Net Financial Income and Expenses

Financial income and expenses for continuing operations was a net expense of EUR 395 million in 2014, compared to a net expense of EUR 280 million in 2013, an increase of EUR 115 million, or 41%. The higher net financial expense in 2014 was primarily attributable to EUR 123 million of one-time expense related to the redemption of materially all of Nokia Networks’ borrowings, and a non-cash charge of EUR 57 million related to the repayment of EUR 1.5 billion convertible bonds issued to Microsoft in the second quarter 2014. These charges were partially offset by reduced interest expenses during the second half of the year and lower net losses related to foreign exchange. Refer to “—Liquidity and Capital Resources”.

Profit or Loss before Taxes

Continuing operations loss before tax in 2014 was a loss of EUR 237 million, a decrease of EUR 480 million, compared to a profit before tax of EUR 243 million in 2013.

Income Tax

Income taxes for continuing operations amounted to a net benefit of EUR 1 408 million in 2014, a change of EUR 1 610 million, compared to a net expense of EUR 202 million in 2013. The net income tax benefit was primarily attributable to the recognition of EUR 2 126 million of deferred tax assets from the reassessment of recoverability of tax assets in Finland and Germany in 2014. This resulted in a EUR 2 034 million non-cash tax benefit in the third quarter 2014. Based on recent profitability and forecasts at that time, Nokia was able to re-establish a pattern of sufficient profitability in Finland and Germany to utilize the cumulative losses, foreign tax credits and other temporary differences. A significant portion of Nokia’s Finnish and German deferred tax assets are indefinite in nature and available against future Finnish and German tax liabilities. The EUR 2 034 million non-cash tax benefit was partially offset by the recognition of a net expense of EUR 341 million in valuation allowances related to HERE’s Dutch deferred tax assets in 2014.

Nokia’s current tax for continuing operations was an income tax expense of EUR 374 million for the year ended December 31, 2014, compared to EUR 354 million for the year ended December 31, 2013.

Non-controlling Interests

Profit for continuing operations attributable to non-controlling interests in 2014 was EUR 8 million, an increase of EUR 153 million, compared to a loss attributable to non-controlling interests of EUR 145 million for 2013. The change was primarily attributable to Nokia’s acquisition of Siemens’ stake in Nokia Networks (formerly Nokia Siemens Networks) in August 2013, which significantly reduced the non-controlling interests in that business.

Profit or Loss attributable to Equity Holders of the Parent and Earnings per Share

Nokia Group’s total profit attributable to equity holders of the parent in 2014 was EUR 3 462 million, an increase of EUR 4 077 million, compared to a loss of EUR 615 million in 2013. This included a gain of EUR 3 175 million from the Sale of the Devices & Services Business. Continuing operations generated a profit attributable to equity holders of the parent in 2014, amounting to EUR 1 163 million, compared to a profit of EUR 186 million in 2013. Nokia Group’s total basic earnings per share in 2014 increased to EUR 0.94 (basic) and EUR 0.85 (diluted), compared to EUR (0.17) (basic) and EUR (0.17) (diluted) in 2013. From continuing operations, earnings per share in 2014 increased to EUR 0.31 (basic) and EUR 0.30 (diluted), compared to EUR 0.05 (basic) and EUR 0.05 (diluted) in 2013.

Continuing Operations for the Year Ended December 31, 2013 Compared to the Year Ended December 31, 2012

Net Sales

Continuing operations’ net sales declined by 17% to EUR 12 709 million in 2013, compared with EUR 15 400 million in 2012. The decline in continuing operations’ net sales in 2013 was primarily due to lower Nokia Networks’ and HERE’s net sales. The decline in Nokia Networks’ net sales was partially due to divestments of businesses not consistent with its strategic focus, as well as the exiting of certain customer contracts and countries. Excluding these two factors, Nokia Networks’ net sales in 2013 declined by approximately 13% primarily due to reduced wireless infrastructure deployment activity, which affected both Global Services and Mobile Broadband. The decline in HERE net sales was primarily due to a decline in internal HERE net sales due to lower recognition of deferred revenue related to Nokia’s smartphone sales, partially offset by an increase in external HERE net sales due to higher sales to vehicle customers. Additionally, Nokia Networks’ and HERE net sales were adversely affected by foreign currency fluctuations.

The following table sets forth the distribution by geographical area of Nokia’s net sales for the fiscal years 2013 and 2012.

For the year ended December 31	2013, EURm	2012, EURm	Year-on-year change, %
Europe[1]	3 940	4 892	(19)
Middle East & Africa	1 169	1 362	(14)
Greater China	1 201	1 341	(10)
Asia-Pacific	3 428	4 429	(23)
North America	1 656	1 628	2
Latin America	1 315	1 748	(25)

Total	12 709	15 400	(17)

[1]	All Nokia Technologies net sales are allocated to Finland.

Gross Margin

Gross margin for continuing operations in 2013 was 42.1%, compared to 36.1% in 2012. The increase in 2013 was primarily due to a higher Nokia Networks’ gross margin. Nokia Networks’ gross margin increased primarily due to improved efficiency in Global Services, an improved product mix with a greater share of higher margin products, and the divestment of less profitable businesses.

Operating Expenses

Nokia’s R&D expenses were EUR 2 619 million in 2013, compared to EUR 3 081 million in 2012. R&D expenses represented 20.6% of the Company’s net sales in 2013, compared to 20.0% in 2012. R&D expenses included purchase price accounting items of EUR 188 million in 2013, compared to EUR 375 million in 2012. The decrease was primarily due to lower amortization of acquired intangible assets within HERE. In addition, it included EUR 15 million of transaction related costs, related to the Sale of the Devices & Services Business.

In 2013, Nokia’s selling and marketing expenses were EUR 974 million, compared to EUR 1 372 million in 2012. Selling and marketing expenses represented 7.7% of Nokia’s net sales in 2013, compared to 8.9% in 2012. The decrease in selling and marketing expenses was due to lower purchase price accounting items and generally lower expenses in Nokia Networks and HERE. Selling and marketing expenses included purchase price accounting items of EUR 93 million in 2013, compared to EUR 313 million in 2012. The decrease was primarily due to items arising from the formation of Nokia Networks becoming fully amortized at the end of the first quarter of 2013.

Administrative and general expenses were EUR 697 million in 2013, compared to EUR 690 million in 2012. Administrative and general expenses were equal to 5.5% of Nokia’s net sales in 2013, compared to 4.5% in 2012. The increase in administrative and general expenses as a percentage of net sales reflected a decline in net sales in 2013. Administrative and general expenses did not include purchase price accounting items in either 2013 or 2012.

Other income and expenses was a net expense of EUR 536 million in 2013, compared to a net expense of EUR 1 237 million in 2012. In 2013, other income and expenses included restructuring charges of EUR 602 million, as well as transaction related costs of EUR 18 million related to the Sale of the Devices & Services Business. In 2012, other income and expenses included restructuring charges of EUR 1 265 million, including EUR 42 million related to country and contract exits, impairments of assets of EUR 2 million, a negative adjustment of EUR 4 million to purchase price allocations related to the final payment from Motorola as well as amortization of acquired intangible assets of EUR 23 million and a net gain on sale of real estate of EUR 79 million.

Operating Profit or Loss

Nokia’s 2013 operating profit was EUR 519 million, compared with an operating loss of EUR 821 million in 2012. The increased operating profit resulted primarily from lower restructuring charges and purchase price accounting items in general and an increase in the operating performance of the Company’s Nokia Networks and HERE businesses. Nokia’s operating profit in 2013 included purchase price accounting items, restructuring charges and other special items of net negative EUR 917 million, compared to net negative EUR 1 963 million in 2012. Nokia’s 2013 operating margin was positive 4.1% compared to negative 5.3% in 2012. The improvement was primarily due to an increase in Nokia’s gross margin and lower expenses in other income and expenses.

Net Financial Income and Expenses

Financial income and expenses, net, was an expense of EUR 280 million in 2013, compared to an expense of EUR 357 million in 2012. The lower net expense in 2013 was primarily driven by lower foreign exchange losses. Refer to “—Liquidity and Capital Resources”.

Profit/Loss before Taxes

Continuing operations’ profit before tax was EUR 243 million in 2013, compared to a loss of EUR 1 179 million in 2012. Taxes amounted to EUR 202 million in 2013 and EUR 304 million in 2012.

Non-controlling Interests

Loss attributable to non-controlling interests from continuing operations totaled EUR 145 million in 2013, compared with a loss attributable to non-controlling interests of EUR 712 million in 2012. This change was primarily due to an improvement in Nokia Networks’ results and Nokia’s acquisition of Siemens’ stake in Nokia Networks.

Profit/Loss attributable to Equity Holders of the Parent and Earnings per Share

Nokia Group’s total loss attributable to equity holders of the parent in 2013 amounted to EUR 615 million, compared with a loss of EUR 3 105 million in 2012. Continuing operations generated a profit attributable to equity holders of the parent in 2013, amounting to EUR 186 million, compared with a loss of EUR 771 million in 2012. Nokia Group’s total earnings per share in 2013 increased to EUR (0.17) (basic) and EUR (0.17) (diluted), compared with EUR (0.84) (basic) and EUR (0.84) (diluted) in 2012. From continuing operations, earnings per share in 2013 increased to EUR 0.05 (basic) and EUR 0.05 (diluted), compared with EUR (0.21) (basic) and EUR (0.21) (diluted) in 2012.

Discontinued Operations for the Year Ended December 31, 2014 Compared to the Year Ended December 31, 2013

As the Sale of the Devices & Services Business closed on April 25, 2014, the financial results of the discontinued operations in 2014 are not comparable to the financial results of the discontinued operations in 2013.

Net Sales

Discontinued operations net sales for the period ended April 25, 2014 were EUR 2 458 million, a decrease of EUR 8 277 million, or 77%, compared to EUR 10 735 million in 2013.

Gross Margin

Discontinued operations gross margin decreased to 15.1% for the period ended April 25, 2014 compared to a gross margin of 20.6% in 2013. The decrease in gross margin was primarily attributable to a decrease in gross margin in both Smart Devices and Mobile Phones.

Operating Expenses

Discontinued operations operating expenses were EUR 908 million for the period ended April 25, 2014, a decrease of EUR 1 891 million, or 68%, compared to EUR 2 799 million in 2013.

Operating Profit or Loss

Discontinued operations operating profit for the period ended April 25, 2014 was EUR 2 639 million, an increase of EUR 3 229 million, compared to an operating loss of EUR 590 million in 2013. The increase in discontinued operations operating profit in 2014 was primarily attributable to the gain of EUR 3 175 million from the Sale of the Devices & Services Business.

Profit or Loss for the Period

Discontinued operations profit for the period ended April 25, 2014 was EUR 2 305 million, an increase of EUR 3 085 million compared to a loss of EUR 780 million in 2013.

The increase in discontinued operations profit for the period ended April 25, 2014 was primarily attributable to the gain of EUR 3 175 million from the Sale of the Devices & Services Business. The increase was partially offset by a tax expense of EUR 127 million primarily due to non-resident capital gains taxes in certain jurisdictions, as well as tax impacts of legal entity restructuring carried out in connection with the Sale of the Devices & Services Business.

Discontinued Operations for the Year Ended December 31, 2013 Compared to the Year Ended December 31, 2012

Net Sales

Discontinued operations net sales decreased by 29% to EUR 10 735 million, compared to EUR 15 152 million in 2012. The decline in discontinued operations net sales in 2013 was primarily due to lower Mobile Phones net sales and, to a lesser extent, lower Smart Devices net sales. The decline in Mobile Phones net sales was due to lower volumes and average selling prices, affected by competitive industry dynamics, including intense smartphone competition at increasingly lower price points and intense competition at the low end of Nokia’s product portfolio. The decline in Smart Devices net sales was primarily due to lower volumes, affected by competitive industry dynamics, including the strong momentum of competing smartphone platforms, as well as Nokia’s portfolio transition from Symbian products to Lumia products.

The following table sets forth the distribution by geographical area of Nokia’s net sales for the fiscal years 2013 and 2012.

For the year ended December 31	2013, EURm	2012, EURm	Year-on-year change, %
Europe	3 266	4 498	(27)
Middle East & Africa	1 689	2 712	(38)
Greater China	816	1 519	(46)
Asia-Pacific	2 691	3 655	(26)
North America	623	532	17
Latin America	1 650	2 236	(26)

Total	10 735	15 152	(29)

Gross Margin

Discontinued operations gross margin improved to 20.6% in 2013, compared to 18.7% in 2012. The increase in gross margin in 2013 was primarily due to a higher Smart Devices gross margin, partially offset by slightly lower Mobile Phones gross margin. The increase in Smart Devices gross margin was primarily due to lower inventory related allowances, which adversely affected Smart Devices gross margin in 2012.

Operating Expenses

Discontinued operations operating expenses were EUR 2 799 million in 2013, compared to EUR 4 311 million in 2012. The 35% decrease in 2013 was due to lower Mobile Phones and Smart Devices operating expenses, primarily due to structural cost savings, as well as overall cost controls.

Operating Profit or Loss

Discontinued operations operating margin improved to negative 5.5% in 2013, compared to negative 9.8% in 2012. The improvement was primarily due to structural cost savings, as well as overall cost controls, and a higher gross margin.

Results of Operations – Businesses

Nokia Networks’ Results of Operations for the Six Months Ended June 30, 2015 Compared to the Six Months Ended June 30, 2014

Net Sales

Nokia Networks’ net sales for the six months ended June 30, 2015 were EUR 5 403 million, an increase of EUR 509 million, or 10%, compared to EUR 4 894 million for the six months ended June 30, 2014. The increase in Nokia Networks’ net sales was primarily attributable to an increase in net sales in Global Services and, to a lesser extent, in Mobile Broadband.

In the first six months of 2015, Mobile Broadband represented 51% of Nokia Networks’ net sales, compared to 53% in the first six months of 2014. In the first six months of 2015, Global Services represented 49% of Nokia Networks’ net sales, compared to 46% in the first six months 2014.

Mobile Broadband

Mobile Broadband net sales increased to EUR 2 772 million for the six months ended June 30, 2015, or 6%, compared to EUR 2 607 million for the six months ended June 30, 2014. The increase was primarily attributable to growth in overall radio technologies, with particular strength in LTE. This was partially offset by a year-on-year decline in core networking technologies.

Global Services

Global Services net sales increased to EUR 2 628 million for the six months ended June 30, 2015, or 16%, compared to EUR 2 258 million for the six months ended June 30, 2014. The increase was primarily attributable to particularly strong growth in the network implementation business line and, to a lesser extent, growth in care and network planning and optimization business lines.

Gross Margin

Nokia Networks’ gross margin for the six months ended June 30, 2015 was 37.5%, compared to 38.8% for the six months ended June 30, 2014. The decrease in Nokia Networks’ gross margin was primarily attributable to a lower gross margin in Global Services, as well as a negative mix shift due to a higher proportion of Global Services net sales and a lower proportion of Mobile Broadband net sales.

The year-on-year decline in gross margin within Global Services was primarily due to lower gross margin in the systems integration and network implementation business lines, as well as a negative mix shift due to a higher proportion of network implementation and network planning and optimization net sales and a lower proportion of care net sales.

Within Mobile Broadband, the gross margin in the first six months of 2015 was approximately flat on a year-on-year basis. The approximately flat gross margin within Mobile Broadband was primarily due to a lower proportion of higher gross margin core networking technologies net sales in the sales mix, as well as a lower gross margin in core networking technologies, partially offset by a higher gross margin within overall radio technologies.

In addition, Nokia Networks’ gross margin was negatively impacted by higher costs related to the short-term impact of strategic entry deals, and challenging market conditions. The proportion of high margin software sales in the Nokia Networks’ sales mix was approximately flat compared to the first six months of 2014.

Operating Expenses

Nokia Networks’ R&D expenses were EUR 977 million for the six months ended June 30, 2015, an increase of EUR 131 million, or 15%, compared to EUR 846 million for the six months ended June 30, 2014. The increase was primarily attributable to increased investments in LTE, small cells, cloud core and 5G.

Nokia Networks’ selling, general and administrative expenses were EUR 652 million for the six months ended June 30, 2015, an increase of EUR 71 million, or 12%, compared to EUR 581 million for the six months ended June 30, 2014. The increase was primarily attributable to higher personnel expenses. The year-on-year increases in both research and development and selling, general and administrative expenses in the first six months of 2015 were partially offset by continued operational improvement.

Nokia Networks’ other income and expenses decreased for the six months ended June 30, 2015 to an expense of EUR 4 million from an expense of EUR 60 million for the six months ended June 30, 2014. For the six months ended June 30, 2015, other income and expenses did not include restructuring and associated charges, whereas for the six months ended June 30, 2014, other income and expenses included restructuring and associated charges of EUR 49 million.

Operating Profit or Loss

Nokia Networks’ operating profit for the six months ended June 30, 2015 was EUR 395 million, a decrease of EUR 17 million, compared to an operating profit of EUR 412 million for the six months ended June 30, 2014. Nokia Networks’ operating margin for the six months ended June 30, 2015 was 7.3%, compared to 8.4% for the six months ended June 30, 2014. The decrease in operating profit was primarily attributable to Mobile Broadband.

During the first six months of 2015, Nokia Networks recorded amounts in order to correct items previously reported in 2014 and 2013 as cost of sales and reductions to accounts receivable. The impact of this correction was to reduce cost of sales in the current period by EUR 37 million, of which EUR 7 million related to 2014 and EUR 30 million to 2013. The error related to businesses divested in 2013 where Nokia Networks continued to operate certain accounting functions under a transitional arrangement and erroneously recorded pass through costs of the disposed businesses as costs of Nokia Networks.

On a year-on-year basis, foreign exchange fluctuations had a significantly positive impact on gross profit, and a significantly negative impact on operating expenses, resulting in a slightly positive net impact on operating profit in the first six months of 2015.

Mobile Broadband

Mobile Broadband operating profit decreased from EUR 208 million for the six months ended June 30, 2014 to EUR 119 million for the six months ended June 30, 2015. The decrease in operating profit was attributable to higher operating expenses, partially offset by higher gross profit.

Global Services

Global Services operating profit of EUR 280 million for the six months ended June 30, 2014 remained in EUR 280 million for the six months ended June 30, 2015. This was primarily attributable to higher operating expenses, offset by higher gross profit.

Nokia Networks’ Results of Operations for the Year Ended December 31, 2014 Compared to the Year Ended December 31, 2013

Net Sales

Nokia Networks’ net sales in 2014 were EUR 11 198 million, a decrease of EUR 84 million, or 1%, compared to EUR 11 282 million in 2013. The decrease in Nokia Networks’ net sales was primarily attributable to a decrease in Global Services net sales, and the absence of sales from businesses that were divested and certain customer contracts and countries that were exited in 2013. The decrease was partly offset by an increase in Mobile Broadband net sales.

Mobile Broadband

Mobile Broadband net sales increased to EUR 6 039 million in 2014, or 13%, compared to EUR 5 347 million in 2013. The increase was primarily attributable to an increase in net sales in radio and core networking technologies. The increase in radio technologies net sales was primarily attributable to growth in LTE. The increase was partially offset by a decrease in net sales in mature radio technologies.

Global Services

Global Services net sales decreased to EUR 5 105 million in 2014, or 11%, compared to EUR 5 753 million in 2013. The decrease was primarily attributable to decreases in net sales in network implementation, managed services including the exiting of certain customer contracts and countries, as well as a decrease in the care business line. The decrease was partially offset by an increase in net sales in the systems integration business line.

The following table sets forth the distribution by geographical area of Nokia’s net sales for the years indicated.

For the year ended December 31	2014, EURm	2013, EURm	Year-on-year change, %
Europe	2 929	3 041	(4)
Middle East & Africa	1 053	1 111	(5)
Greater China	1 380	1 185	16
Asia-Pacific	3 289	3 354	(2)
North America	1 538	1 334	15
Latin America	1 009	1 257	(20)

Total	11 198	11 282	(1)

Nokia Networks’ net sales in Latin America decreased 20% in 2014, compared to 2013 primarily due to the exiting of certain customer contracts and lower network deployments in Brazil, Chile and Mexico. In Europe, net sales decreased 4% primarily due to lower network deployments in Western Europe, partially offset by higher network deployments in Eastern Europe. In Asia-Pacific, net sales decreased 2% primarily due to lower network deployments in Japan, partially offset by higher network deployments in India and Korea. In the Middle East and Africa, net sales decreased 5% primarily due to lower network deployments. In Greater China, net sales increased 16% primarily due to higher LTE network deployments. In North America, net sales increased 15% primarily due to LTE network deployments at major customers.

Gross Margin

Nokia Networks’ gross margin in 2014 was 38.7%, compared to 36.6% in 2013. The increase in Nokia Networks’ gross margin was primarily attributable to a higher proportion of Mobile Broadband in the overall sales mix and an increase in the gross margin of Global Services, partly offset by a slight decrease in the gross margin of Mobile Broadband.

The decrease in the gross margin of Mobile Broadband was primarily attributable to a lower gross margin in mature radio technologies. The decrease was partially offset by a higher gross margin in LTE and core networking technologies. In addition, Mobile Broadband gross margin in 2014 benefitted from lower costs incurred in anticipation of a technology shift to TD-LTE, which adversely affected the gross margin of Mobile Broadband in 2013.

The increase in the gross margin of Global Services was primarily attributable to a more favorable sales mix including a lower proportion of managed services and a higher proportion of systems integration in the sales mix, as well as margin improvement in systems integration. The increase was partially offset by lower gross margin in care, network implementation and network planning and optimization.

Operating Expenses

Nokia Networks’ R&D expenses were EUR 1 786 million in 2014, a decrease of EUR 36 million, or 2%, compared to EUR 1 822 million in 2013. The decrease was primarily attributable to lower subcontracting costs. The decrease was partially offset by headcount increases mainly related to increased in-house activities. Nokia Networks continues to invest in targeted growth areas, most notably LTE, small cells and Telco Cloud, while reducing investments in mature technologies.

Nokia Networks’ selling, general and administrative expenses were EUR 1 236 million in 2014, a decrease of EUR 74 million, or 6%, compared to EUR 1 310 million in 2013. The decrease was primarily attributable to structural cost savings from Nokia Networks’ global restructuring program. The decrease was partially offset by headcount increases related to an increased focus on growth.

Nokia Networks’ other income and expenses decreased in 2014 to an expense of EUR 104 million from an expense of EUR 582 million in 2013. In 2014, other income and expenses included restructuring and associated charges of EUR 57 million and anticipated contractual remediation costs of EUR 31 million. In 2013, other income and expenses included restructuring and associated charges of EUR 570 million.

Operating Profit or Loss

Nokia Networks’ operating profit was EUR 1 210 million in 2014, an increase of EUR 790 million, compared to an operating profit of EUR 420 million in 2013. Nokia Networks’ operating margin in 2014 was 10.8%, compared to 3.7% in 2013. The increase in operating profit was primarily attributable to an increase in operating profit in Mobile Broadband. The increase was partially offset by a decrease in operating profit in Global Services.

Mobile Broadband operating profit increased from EUR 420 million in 2013 to EUR 683 million in 2014. The increase in operating profit was attributable to higher gross profit.

Global Services operating profit decreased from EUR 693 million in 2013 to EUR 653 million in 2014. The decrease in operating profit was primarily attributable to lower gross profit. The decrease was partially offset by lower operating expenses.

Nokia Networks’ Results of Operations for the Year Ended December 31, 2013 Compared to the Year Ended December 31, 2012

Net Sales

Nokia Networks’ net sales decreased 18% to EUR 11 282 million in 2013, compared to EUR 13 779 million in 2012. The year-on-year decline in Nokia Networks’ net sales was primarily due to reduced wireless infrastructure deployment activity affecting both Mobile Broadband and Global Services, as well as the divestments of businesses not consistent with its strategic focus, foreign currency fluctuations and the exiting of certain customer contracts and countries.

Mobile Broadband

Mobile Broadband net sales declined 12% to EUR 5 347 million in 2013, compared to EUR 6 043 million in 2012, as declines in WCDMA, CDMA and GSM were partially offset by growth in both FD-LTE and TD-LTE, reflecting the industry shift to 4G technology. Core network sales declined as a result of the customer focus on radio technologies.

Global Services

Global Services net sales declined 17% to EUR 5 753 million in 2013, compared to EUR 6 929 million in 2012 primarily due to the exiting of certain customer contracts and countries as part of Nokia Networks’ strategy to focus on more profitable business as well as a decline in network roll-outs in Japan and Europe.

The following table sets forth the distribution by geographical area of net sales for the years indicated.

For the year ended December 31	2013, EURm	2012, EURm	Year-on-year change, %
Europe	3 041	3 896	(22)
Middle East & Africa	1 111	1 287	(14)
Greater China	1 185	1 278	(7)
Asia-Pacific	3 354	4 347	(23)
North America	1 334	1 294	3
Latin America	1 257	1 677	(25)

Total	11 282	13 779	(18)

Gross Margin

Nokia Networks’ gross margin was 36.6% in 2013, compared to 30.3% in 2012, driven by improved efficiency in Global Services, an improved product mix with a greater share of higher margin products, and the divestment of less profitable businesses. In Mobile Broadband, gross margin improved in 2013 driven by an increased software share in the product mix, offset by costs incurred in anticipation of a technology shift to TD-LTE. In Global Services, gross margin improved significantly in 2013 due to the increase in efficiencies as part of Nokia’s restructuring program and the exit of certain customer contracts and countries as part of Nokia Networks’ strategy to focus on more profitable business.

Operating Expenses

Nokia Networks’ R&D expenses decreased 11% year-on-year in 2013 to EUR 1 822 million from EUR 2 046 million in 2012, primarily due to business divestments and reduced investment in business activities not in line with Nokia Networks’ focused strategy as well as increased R&D efficiency, partially offset by higher investments in business activities that are in line with Nokia Networks’ focused strategy, most notably LTE.

Nokia Networks’ sales and marketing expenses decreased 29% year-on-year in 2013 to EUR 821 million from EUR 1 158 million in 2012, primarily due to structural cost savings from Nokia Networks’ restructuring program and a decrease in purchase price accounting related items arising from the formation of Nokia Networks, which were fully amortized at the end of the first quarter of 2013.

Nokia Networks’ administrative and general expenses increased 4% year-on-year in 2013 to EUR 489 million from EUR 470 million in 2012, primarily due to consultancy fees related to finance and information technology related projects, partially offset by structural cost savings.

Nokia Networks’ other income and expenses decreased in 2013 to an expense of EUR 582 million from an expense of EUR 1 290 million in 2012. In 2013, other income and expenses included restructuring charges of EUR 570 million, including EUR 52 million related to country and contract exits and EUR 157 million related to divestments of businesses, and in 2012 included restructuring charges and associated charges of EUR 1 226 million, including EUR 42 million related to country and contract exits, divestment of businesses EUR 50 million, impairment of assets of EUR 2 million, a negative adjustment of EUR 4 million to purchase price allocations related to the final payment from Motorola, as well as amortization of acquired intangible assets of EUR 23 million.

Operating Profit or Loss

Nokia Networks’ operating profit in 2013 was EUR 420 million, compared with an operating loss of EUR 795 million in 2012. Nokia Networks’ operating margin in 2013 was 3.7%, compared with a negative 5.8% in 2012. The increase in operating profit was primarily a result of an increase in the contribution of Global Services and a reduction in costs associated with Nokia Networks’ transformation, consisting mainly of restructuring charges. Further, the purchase price accounting related items arising from the formation of Nokia Networks were fully amortized at the end of the first quarter of 2013.

The contribution of Mobile Broadband declined from EUR 490 million in 2012 to EUR 420 million in 2013, primarily as a result of lower net sales, which was partially offset by an improved gross margin and a reduction in operating expenses.

The contribution of Global Services increased from EUR 334 million in 2012 to EUR 693 million in 2013, as the increase in gross margin more than compensated for the decline in net sales, and the contribution in 2013 was further supported by a reduction in operating expenses.

HERE Results of Operations for the Six Months Ended June 30, 2015 Compared to the Six Months Ended June 30, 2014

Net Sales

HERE net sales for the six months ended June 30, 2015 were EUR 551 million, an increase of EUR 110 million, or 25%, compared to EUR 441 million for the six months ended June 30, 2014. The increase in HERE net sales was primarily attributable to higher sales to automotive customers, as well as Microsoft becoming a more significant licensee of HERE’s services and, to a lesser extent, higher sales to enterprise. This was partially offset by lower recognition of revenue related to smartphone sales by the former Devices & Services Business. In addition, compared to the first six months of 2014, HERE’s year-on-year net sales were negatively affected by the absence of a benefit related to the conversion of a contract to a perpetual license.

For the six months ended June 30, 2015, HERE had sales of new vehicle licenses of 7.7 million units, compared to 6.1 million units for the six months ended June 30, 2014, primarily attributable to higher consumer uptake of in-vehicle navigation and higher vehicle sales.

In the first six months of 2015, HERE had sales of new vehicle licenses of 7.7 million units, compared to 6.1 million units in the first six months of 2014. On a year-on-year basis, unit sales to automotive customers increased primarily due to higher consumer uptake of in-vehicle navigation and higher vehicle sales.

Gross Margin

HERE gross margin for the six months ended June 30, 2015 was 74.2%, compared to 75.5% for the six months ended June 30, 2014.

Operating Expenses

HERE R&D expenses were EUR 269 million for the six months ended June 30, 2015, an increase of EUR 14 million, or 5%, compared to EUR 255 million for the six months ended June 30, 2014. The increase was primarily attributable to higher investments in targeted growth areas, including higher research and development expenses related to the acquisition of Medio, which was completed on July 2, 2014. This was partially offset by cost savings related to the curtailing of investments in certain higher risk longer-term growth opportunities.

HERE selling, general and administrative expenses were EUR 99 million for the six months ended June 30, 2015, an increase of EUR 14 million, or 16%, compared to EUR 85 million for the six months ended June 30, 2014. The increase was primarily attributable to higher business support costs and incentive accruals, as well as an increase in certain external consultancy fees.

HERE other income and expenses increased for the six months ended June 30, 2015 to an expense of EUR 13 million from an expense of EUR 5 million for the six months ended June 30, 2014. In the first six months of 2015, charges related to cost reduction programs amounted to EUR 12 million, compared to EUR 4 million of restructuring charges in the first six months of 2014.

Operating Profit or Loss

HERE operating profit for the six months ended June 30, 2015 was EUR 28 million, an increase of EUR 40 million, compared to an operating loss of EUR 12 million for the six months ended June 30, 2014. For the six months ended June 30, 2015, HERE achieved a positive operating margin of 5.1%, compared to the negative operating margin of 2.7% for the six months ended June 30, 2014. The increase in operating profit was primarily attributable to higher gross profit, partially offset by higher operating expenses.

On a year-on-year basis, foreign exchange fluctuations had a positive impact on gross profit, and a negative impact on operating expenses, resulting in a positive net impact on operating profit in the first six months of 2015.

HERE Results of Operations for the Year Ended December 31, 2014 Compared to the Year Ended December 31, 2013

Net Sales

HERE net sales in 2014 increased EUR 56 million, or 6%, to EUR 970 million, compared to EUR 914 million in 2013. The increase in HERE net sales was primarily attributable to higher net sales to vehicle customers and Microsoft becoming a more significant licensee of HERE’s services. The increase was partially offset by lower recognition of revenue to smartphone net sales by Nokia’s former Devices & Services Business and lower net sales to personal navigation device customers, which was consistent with declines in the personal navigation device market.

In 2014, HERE had sales of new vehicle licenses of 13.1 million units, compared to 10.7 million units in 2013, primarily attributable to higher consumer uptake of in-vehicle navigation and higher vehicle sales.

The following table sets forth the distribution by geographical area of net sales for the years indicated.

For the year ended December 31	2014, EURm	2013, EURm	Year-on-year change, %
Europe	394	384	3
Middle East & Africa	47	57	(18)
Greater China	29	17	71
Asia-Pacific	75	75	0
North America	382	322	19
Latin America	43	59	(27)

Total	970	914	6

Gross Margin

HERE gross margin in 2014 was 75.4%, compared to 77.2% in 2013. The decrease in HERE gross margin was primarily attributable to certain ongoing expenses that are now recorded as HERE cost of sales, which were previously recorded as cost of sales by Nokia’s former Devices & Services Business.

Operating Expenses

HERE R&D expenses in 2014 were EUR 545 million, a decrease of EUR 103 million, or 16%, compared to EUR 648 million in 2013. The decrease was primarily attributable to significant purchase price accounting related items of EUR 168 million in 2013 arising from the purchase of NAVTEQ, the majority of which were fully amortized in 2013. The decrease was partially offset by higher investments in targeted growth areas.

HERE selling, general and administrative expenses were EUR 181 million in 2014, a decrease of EUR 7 million, or 4%, compared to EUR 188 million in 2013. The decrease was primarily attributable to purchase price accounting related items in 2013 arising from the purchase of NAVTEQ, the majority of which were fully amortized in 2013.

A goodwill impairment charge of EUR 1 209 million was recorded in the third quarter 2014. The impairment charge was the result of an evaluation of the projected financial performance and net cash flows resulting in reduced net sales projections. The evaluation incorporated the slower than expected increase in net sales directly to consumers, and Nokia’s plans to curtail the Company’s investment in certain higher-risk and longer-term growth opportunities. It also reflected the current assessment of risks related to the growth opportunities that Nokia plans to continue pursuing.

HERE other income and expenses increased in 2014 to a net expense of EUR 37 million from a net expense of EUR 24 million in 2013. The increase was primarily attributable to higher charges related to the cost reduction program.

Operating Profit or Loss

HERE operating loss was EUR 1 241 million in 2014, an increase of EUR 1 087 million, compared to an operating loss of EUR 154 million in 2013. HERE operating margin in 2014 was negative 127.9%, compared to negative 16.8% in 2013. The increase in operating loss was primarily attributable to EUR 1 209 million goodwill impairment charge recorded in the third quarter 2014. The charge was partially offset by the absence of significant purchase price accounting related items arising from the purchase of NAVTEQ, the majority of which were fully amortized in 2013.

Global Cost Reduction Program

In 2014, Nokia announced the sharpening of the HERE strategy and an adjustment to the related long-range plan. As part of its decision to curtail investments in certain higher risk longer term growth opportunities, HERE initiated a cost reduction program during the fourth quarter 2014. Related to this program, HERE recorded charges of approximately EUR 36 million and had related cash outflows of approximately EUR 12 million in 2014. In total, Nokia estimates the cumulative charges will amount to approximately EUR 36 million and related cash outflows will amount to approximately EUR 24 million. Changes in estimates regarding the timing or amount of costs to be incurred and associated cash flows may become necessary as the program is being completed.

HERE Results of Operations for the Year Ended December 31, 2013 Compared to the Year Ended December 31, 2012

Net Sales

HERE net sales decreased 17% to EUR 914 million in 2013, compared to EUR 1 103 million in 2012. HERE internal net sales decreased 59% to EUR 154 million in 2013, compared to EUR 374 million in 2012. HERE external net sales increased 4% to EUR 760 million in 2013, compared to EUR 729 million in 2012. The year-on-year decline in HERE internal net sales was due to lower recognition of deferred revenue related to Nokia’s smartphone sales. The year-on-year increase in HERE external net sales in 2013 was primarily due to higher sales to vehicle customers, partially offset by lower sales to personal navigation devices customers. Additionally, HERE net sales were adversely affected by foreign currency fluctuations.

The following table sets forth HERE net sales and year-on-year growth rate by geographic area for the fiscal years 2013 and 2012.

For the year ended December 31	2013, EURm	2012, EURm	Year-on-year change, %
Europe	384	477	(19)
Middle East & Africa	57	74	(23)
Greater China	17	63	(73)
Asia-Pacific	75	82	(9)
North America	322	335	(4)
Latin America	59	72	(18)

Total	914	1 103	(17)

Gross Margin

On a year-on-year basis, the decrease in HERE gross margin, 77.2% in 2013, compared to 79.3% in 2012, was primarily due to proportionally higher sales of update units to vehicle customers, which generally carry a lower gross margin, partially offset by lower costs related to service delivery.

Operating Expenses

HERE R&D expenses decreased 27% to EUR 648 million in 2013, compared to EUR 883 million in 2012, primarily due to a decrease in purchase price accounting related items, EUR 168 million in 2013, compared to EUR 355 million in 2012, and cost reduction actions.

HERE sales and marketing expenses decreased 36% to EUR 119 million in 2013, compared to EUR 186 million in 2012, primarily driven by a decrease in purchase price accounting items, EUR 11 million in 2013, compared to EUR 68 million in 2012, cost reduction actions and lower marketing spending.

HERE administrative and general expenses decreased 10% to EUR 69 million in 2013, compared to EUR 77 million in 2012, primarily due to cost reduction actions.

In 2013, HERE other income and expense had a slightly positive year-on-year impact on profitability, decreasing from EUR 30 million in 2012 to EUR 24 million in 2013. In 2013, Nokia recognized restructuring charges of EUR 22 million in HERE, compared to EUR 31 million in 2012.

Operating Profit or Loss

HERE operating loss decreased to EUR 154 million in 2013, compared with a loss of EUR 301 million in 2012. HERE operating margin in 2013 was negative 16.8%, compared with negative 27.3% in 2012. The year-on-year improvement in operating margin in 2013 was driven primarily by the absence of significant purchase price accounting related items arising from the purchase of NAVTEQ, the vast majority of which had been fully amortized as of the end of the second quarter of 2013.

Nokia Technologies Results of Operations for the Six Months Ended June 30, 2015 Compared to the Six Months Ended June 30, 2014

Net Sales

Nokia Technologies net sales for the six months ended June 30, 2015 were EUR 459 million, an increase of EUR 181 million, or 65%, compared to EUR 278 million for the six months ended June 30, 2014. The increase was primarily due to two factors. First, approximately two-thirds of the year-on-year growth in Nokia Technologies net sales in the first six months of 2015 related to non-recurring net sales from existing and new agreements, revenue share related to previously divested intellectual property rights, and intellectual property rights divestments. Second, approximately one-third of the year-on-year growth in Nokia Technologies net sales in the first six months of 2015 related to higher intellectual property licensing income from existing and new licensees, which included Microsoft becoming a more significant intellectual property licensee in conjunction with the Sale of the Devices & Services Business.

Nokia Technologies first six months of 2015 net sales includes revenue from all licensing negotiations, litigations and arbitrations to the extent that Nokia believes is currently required, but is not a forecast of the likely future outcome of ongoing licensing projects.

Gross Margin

Nokia Technologies gross margin for the six months ended June 30, 2015 was 99.1%, compared to 98.6% for the six months ended June 30, 2014.

Operating Expenses

Nokia Technologies R&D expenses were EUR 107 million for the six months ended June 30, 2015, an increase of EUR 38 million, or 55%, compared to EUR 69 million for the six months ended June 30, 2014. In the first six months of 2015, the year-on-year increase in Nokia Technologies research and development expenses was primarily due to investments in business activities, which target new and significant long-term growth opportunities, as well as higher patent portfolio costs.

Nokia Technologies selling, general and administrative expenses were EUR 49 million for the six months ended June 30, 2015, an increase of EUR 24 million, or 104%, compared to EUR 24 million for the six months ended June 30, 2014. On a year-on-year basis, Nokia Technologies selling, general and administrative expenses increased primarily due to increased activities related to anticipated and ongoing patent licensing cases and, to a lesser extent, higher business support costs.

Nokia Technologies did not report other income and expenses for the six months ended June 30, 2015, compared to an expense of EUR 2 million for the six months ended June 30, 2014.

Operating Profit

Nokia Technologies operating profit for the six months ended June 30, 2015 was EUR 299 million, an increase of EUR 120 million, compared to an operating profit of EUR 179 million for the six months ended June 30, 2014. Nokia Technologies operating margin for the six months ended June 30, 2015 was 65.1%, compared to 64.4% for the six months ended June 30, 2014. The year-on-year increase in Nokia Technologies operating profit in the first six months of 2015 was primarily due to higher gross profit, partially offset by higher operating expenses.

On a year-on-year basis, foreign exchange fluctuations had a positive impact on gross profit, and a negative impact on operating expenses, resulting in a slightly positive net impact on operating profit in the first six months of 2015.

Nokia Technologies Results of Operations for the Year Ended December 31, 2014 Compared to the Year Ended December 31, 2013

Net Sales

Nokia Technologies net sales in 2014 were EUR 578 million, an increase of EUR 49 million, or 9%, compared to EUR 529 million in 2013. The increase in Nokia Technologies net sales was primarily attributable to higher intellectual property licensing income from certain licensees, including Microsoft becoming a more significant intellectual property licensee in conjunction with the Sale of the Devices & Services Business. The increase was partially offset by decreases in licensing income from certain other licensees that experienced lower levels of business activity, as well as the lower levels of non-recurring IPR income compared to 2013.

Gross Margin

Nokia Technologies gross margin in 2014 was 98.6%, compared to 97.4% in 2013. The increase in Nokia Technologies gross margin was primarily attributable to the absence of a one-time cost related to a patent divestment transaction which negatively affected gross margin in 2013.

Operating Expenses

Nokia Technologies R&D expenses in 2014 were EUR 161 million, an increase of EUR 14 million, or 10%, compared to EUR 147 million in 2013. The increase in R&D expenses was primarily attributable to investments in business activities, such as building the Technology and Brand licensing units, which target new and significant long-term growth opportunities.

Nokia Technologies selling, general and administrative expenses in 2014 were EUR 65 million, an increase of EUR 9 million, or 16%, compared to EUR 56 million in 2013. The increase in selling, general and administrative expenses was primarily attributable to increased activities, such as building the Technology and Brand licensing units, related to anticipated and ongoing patent licensing cases, as well as higher business support costs.

Nokia Technologies other income and expense in 2014 was a net expense of EUR 1 million, a decrease of EUR 1 million, or 50%, compared to a net expense of EUR 2 million in 2013.

Operating Profit or Loss

Nokia Technologies operating profit in 2014 was EUR 343 million, an increase of EUR 33 million, or 11%, compared to an operating profit of EUR 310 million in 2013. The increase in operating profit was primarily attributable to an increase in gross profit. The increase was partially offset by higher operating expenses. Nokia Technologies operating margin in 2014 was 59.3%, compared to 58.6% in 2013.

Nokia Technologies Results of Operations for the Year Ended December 31, 2013 Compared to the Year Ended December 31, 2012

Net Sales

Nokia Technologies net sales was stable on a year-on-year basis, EUR 529 million in 2013, compared to EUR 534 million in 2012, primarily due to a non-recurring license fee of EUR 50 million in the fourth quarter 2012, partially offset by net increases in royalty payments from Nokia’s licensees.

Gross Margin

On a year-on-year basis, the Nokia Technologies gross margin decreased to 97.4% in 2013, compared to 98.7% in 2012.

Operating Expenses

Nokia Technologies R&D expenses decreased 4% to EUR 147 million in 2013, compared to EUR 153 million in 2012, primarily due to lower R&D costs, partially offset by transaction related costs of EUR 15 million related to the Sale of the Devices & Services Business.

Nokia Technologies sales and marketing expenses increased 42% to EUR 34 million in 2013, compared to EUR 24 million in 2012, primarily due to IPR licensing related litigation expenses. In 2013, sales and marketing expenses included transaction related costs of EUR 2 million related to the Sale of the Devices & Services Business.

Nokia Technologies administrative and general expenses were flat year-on-year, amounting to EUR 22 million.

Nokia Technologies other income and expense was approximately flat year-on-year, and included restructuring charges of EUR 2 million in 2013, compared to EUR 3 million in 2012.

Operating Profit or Loss

Nokia Technologies operating profit decreased to EUR 310 million in 2013, compared to EUR 325 million in 2012. Nokia Technologies operating margin in 2013 was 58.6%, compared with 60.9% in 2012. The year-on-year decline in operating margin was driven primarily by the transaction related costs of EUR 17 million related to the Sale of the Devices & Services Business, partially offset by decreased restructuring charges.

Group Common Functions Results of Operations for the Six Months Ended June 30, 2015 Compared to the Six Months Ended June 30, 2014

Group Common Functions operating profit for the six months ended June 30, 2015 was EUR 22 million, an increase of EUR 75 million, or 142%, compared to an operating loss of EUR 53 million for the six months ended June 30, 2014. The increase in operating profit was primarily attributable to Nokia’s investments made through its venture funds. During the first six months of 2015, Nokia Growth Partners sold its holdings in Ganji.com, a major online local services marketplace platform in China, to 58.com. BlueRun Ventures also invested in Ganji.com and participated in the transaction, which valued Nokia’s total indirect holdings in Ganji.com at approximately EUR 200 million. Related to the transaction, Nokia recorded a gain of approximately EUR 110 million in the first six months of 2015. The final amount and timing of additional income or expense will depend on the value and date at which the venture funds liquidate the portion of the consideration that was received in shares.

Group Common Functions Results of Operations for the Year Ended December 31, 2014 Compared to the Year Ended December 31, 2013

Group Common Functions operating loss in 2014 was EUR 142 million, an increase of EUR 85 million, or 149%, compared to an operating loss of EUR 57 million in 2013. The increase in operating loss was primarily attributable to the absence of a distribution from an unlisted venture fund related to the disposal of the fund’s investment in Waze Ltd of EUR 59 million that benefitted Group Common Functions in 2013. In 2014, Group Common Functions included transaction related costs of EUR 21 million related to the Sale of the Devices & Services Business. In 2013, Group Common Functions included restructuring charges and associated impairments of EUR 10 million, as well as transaction related costs of EUR 18 million related to the Sale of the Devices & Services Business.

Group Common Functions Results of Operations for the Year Ended December 31, 2013 Compared to the Year Ended December 31, 2012

Group Common Functions operating loss totaled EUR 57 million in 2013, compared to EUR 50 million in 2012. In 2013, Group Common Functions included restructuring charges and associated impairments of EUR 10 million, as well as transaction related costs of EUR 18 million related to the Sale of the Devices & Services Business. In 2013, the Nokia Group Common Functions benefitted from a distribution from an unlisted venture fund related to the disposal of the fund’s investment in Waze Ltd of EUR 59 million. In 2012, Group Common Functions benefitted from a net gain from sale of real estate of EUR 79 million and included restructuring charges of EUR 6 million.

Liquidity and Capital Resources

Financial Position

At June 30, 2015, Nokia’s total cash and other liquid assets (defined as the aggregate of cash and cash equivalents; available-for-sale investments, liquid assets; and investments at fair value through profit and loss, liquid assets) equaled EUR 6 618 million, a decrease of EUR 1 097 million, compared to EUR 7 715 million at December 31, 2014. The decrease was primarily due to the payment of dividend totaling EUR 512 million and the payment of incentives related to Nokia Networks’ strong business performance in 2014. Nokia’s net cash and other liquid assets was also adversely impacted by cash outflows related to other financial income and expenses of EUR 330 million primarily related to foreign exchange hedging and balance sheet related items, and cash outflows of EUR 175 million related to taxes.

At December 31, 2014, Nokia’s total cash and other liquid assets (defined as the aggregate of bank and cash; available-for-sale investments, cash equivalents; available-for-sale investments, liquid assets; and investments at fair value through profit and loss, liquid assets) equaled EUR 7 715 million, a decrease of EUR 1 256 million, compared to EUR 8 971 million at December 31, 2013. The decrease was primarily attributable to cash outflows from financing activities related to the repayment of certain debt facilities totaling EUR 1 750 million in the first quarter 2014, as well as the redemption of approximately EUR 950 million of Nokia Networks’ debt in the second quarter 2014. Outflows from financing activities were partly offset by the drivers listed below that increased Nokia’s net cash and other liquid assets.

At December 31, 2013, Nokia’s cash and other liquid assets (bank and cash; available-for-sale investments, cash equivalents; available-for-sale investments, liquid assets; and investments at fair value through profit and loss, liquid assets) decreased to EUR 8 971 million, compared with EUR 9 909 million at December 31, 2012, primarily due to the acquisition of Siemens AG’s stake in NSN, cash outflows related to restructuring and taxes, as well as capital expenditures. This was partially offset by the issuance of convertible bonds to Microsoft, and positive overall net cash from operating activities.

At June 30, 2015, Nokia’s net cash and other liquid assets (defined as total cash and other liquid assets less long-term interest bearing liabilities and short-term borrowings) equaled EUR 3 830 million, a decrease of EUR 1 193 million, compared to EUR 5 023 million at December 31, 2014. The decrease was primarily due to the payment of dividend totaling EUR 512 million and the payment of incentives related to Nokia Networks’ strong business performance in 2014. Nokia’s net cash and other liquid assets was also adversely impacted by cash outflows related to other financial income and expenses of EUR 330 million primarily related to foreign exchange hedging and balance sheet related items, and cash outflows of EUR 175 million related to taxes.

At December 31, 2014, Nokia’s net cash and other liquid assets (defined as total cash and other liquid assets less long-term interest bearing liabilities and short-term borrowings) equaled EUR 5 023 million, an increase of EUR 2 714 million, compared to EUR 2 309 million at December 31, 2013. The increase was primarily attributable to cash proceeds from the Sale of the Devices & Services Business, as well as net cash flow from operating activities. This increase was partially offset by the execution of the capital structure optimization program, which included payment of a dividend and a special dividend, as well as the repurchase of shares. Nokia’s net cash and other liquid assets was also adversely impacted by cash outflows related to acquisitions and capital expenditures. On April 15, 2015, Nokia announced that the capital structure optimization program will be suspended effective immediately. At December 31, 2012, Nokia’s net cash and other liquid assets equaled EUR 4 360 million.

At June 30, 2015, Nokia’s cash and cash equivalents (defined as the aggregate of bank and cash and available-for-sale investments, cash equivalents) equaled EUR 3 983 million, a decrease of EUR 2 682 million, compared to EUR 6 611 million at December 31, 2014.

At December 31, 2014, Nokia’s cash and cash equivalents (defined as the aggregate of bank and cash and available-for-sale investments, cash equivalents) equaled EUR 5 170 million, a decrease of EUR 2 463 million, compared to EUR 7 633 million at December 31, 2013.

At December 31, 2013, Nokia’s cash and cash equivalents (bank and cash and available-for-sale investments, cash equivalent) decreased to EUR 7 633 million, compared with EUR 8 952 million at December 31, 2012.

Nokia holds its cash and other liquid assets predominantly in euro. Nokia’s liquid assets are mainly invested in high-quality money market and fixed income instruments with strict maturity limits. Nokia also has a EUR 1 500 million undrawn revolving credit facility available for liquidity purposes.

Nokia’s interest-bearing debt consisted of a EUR 750 million convertible bond due in 2017, a EUR 500 million bond due in 2019, a USD 1 000 million bond due in 2019, a USD 500 million bond due in 2039 and EUR 206 million of other liabilities.

In 2014, Nokia repaid a EUR 1 250 million bond, a EUR 500 million loan from the European Investment Bank (the “EIB”) and EUR 1 500 million in convertible bonds issued to Microsoft, which were netted against proceeds from the Sale of the Devices & Services Business. In addition, Nokia prepaid all material interest-bearing liabilities related to Nokia Networks, including the EUR 450 million and EUR 350 million bonds due in 2018 and in 2020, respectively, a EUR 88 million Finnish pension loan, a EUR 50 million loan from the EIB, a EUR 16 million loan from Nordic Investment Bank and certain other debt. No new debt was issued in 2014. Nokia has no material debt maturing in 2015.

Cash Flow

For the six months ended June 30, 2015, Nokia’s net cash used in operating activities equaled EUR 457 million, a decrease of EUR 1 109 million, compared to net cash from operating activities EUR 652 million for the six months ended June 30, 2014. The primary driver for the adverse change was a EUR 1 650 million cash inflow relating to the upfront payment on a ten-year patent license agreement and related option to extend the license into perpetuity with Microsoft for the comparative six months ended June 30, 2014 as well as cash outflows of net working capital, primarily due to a decrease in short-term liabilities for the six months ended June 30, 2015.

In 2014, Nokia’s net cash from operating activities equaled EUR 1 275 million, an increase of EUR 1 203 million, compared to EUR 72 million in 2013. The increase was primarily attributable to EUR 1 214 million net profit, adjusted for non-cash items and a EUR 1 153 million cash release from net working capital. The primary driver for the cash release from net working capital was a EUR 1 650 million cash inflow relating to the upfront payment on a ten-year patent license agreement and related option to extend the license into perpetuity with Microsoft, partially offset by approximately EUR 320 million restructuring related cash outflows in continuing operations and approximately EUR 210 million net working capital related cash outflows in discontinued operations.

In 2013, Nokia’s net cash from operating activities equaled EUR 72 million, an increase of EUR 426 million, compared to EUR 354 million cash used in operating activities in 2012. The increase was primarily attributable to an increase in profitability and other financial income and expenses, net and a decrease in income taxes paid. The increase was partially offset by an increase in net working capital cash outflows.

In 2014, Nokia had cash outflows of EUR 1 092 million related to net financial income and expenses and income taxes, an increase of EUR 935 million, compared to EUR 157 million in 2013. The increase was primarily attributable to the early redemption of Nokia Networks’ borrowings of approximately EUR 84 million, foreign exchange hedging of approximately EUR 180 million and income taxes of EUR 636 million, of which approximately EUR 300 million were cash outflows relating to discontinued operations.

For the six months ended June 30, 2015, Nokia’s net cash used in investing activities equaled EUR 244 million, a decrease of EUR 1 415 million, compared to EUR 1 171 million net cash from investing activities for the six months ended June 30, 2014. The decrease was primarily attributable to cash inflows from proceeds from the sale of Devices & Services Business for the comparative six months ended June 30, 2014.

In 2014, Nokia’s cash flow from investing activities equaled EUR 886 million, an increase of EUR 1 577 million, compared to EUR 691 million cash used in investing activities in 2013. Cash inflows from investing activities was primarily driven by gross proceeds attributable to the Sale of the Devices & Services Business of approximately EUR 4 010 million, which included the proceeds used to repay the convertible bonds issued to Microsoft and the increase in proceeds from maturities and sale of current available-for-sale investments, liquid assets. The increase was offset by an increase in purchases of current available-for-sale investments, liquid assets. Cash inflows from investing activities also benefitted EUR 44 million from the sale of property, plant and equipment. The increase was partially offset by cash outflows related to capital expenditure of EUR 311 million and acquisitions of EUR 175 million.

In 2013, Nokia’s cash used in investing activities equaled EUR 691 million, a decrease of EUR 1 253 million, compared to net cash flow from investing activities of EUR 562 million in 2012. The decrease was primarily attributable to significantly lower proceeds from the sale and maturities of current available-for-sale investments, liquid assets partially, offset by a decrease in purchases of current available-for-sale investments, liquid assets.

For the six months ended June 30, 2015, Nokia’s capital expenditure equaled EUR 158 million, an increase of EUR 1 million, compared to EUR 157 million for the six months ended June 30, 2014. Major items of capital expenditure for the six months ended June 30, 2015 included production lines, test equipment and computer hardware used primarily in R&D as well as office and manufacturing facilities.

In 2014, Nokia’s capital expenditure equaled EUR 311 million, a decrease of EUR 96 million, compared to EUR 407 million in 2013. Nokia’s capital expenditure in 2012 equaled EUR 461 million. Major items of capital expenditure in 2014 included production lines, test equipment and computer hardware used primarily in R&D, office and manufacturing facilities as well as services and software related intangible assets.

In 2013, Nokia’s capital expenditures were EUR 407 million, compared with EUR 461 million in 2012. Major items of capital expenditure included production lines, test equipment and computer hardware used primarily in research and development, office and manufacturing facilities as well as services and software related intangible assets.

For the six months ended June 30, 2015, Nokia’s net cash used in financing activities equaled EUR 522 million, a decrease of EUR 2 264 million, compared to net cash used of EUR 2 786 million for the six months ended June 30, 2014. The net cash outflow from financing activities was primarily attributable to dividend payment of approximately EUR 510 million for the six months ended June 30, 2015 and to the repayment of EUR 2 791 million in interest-bearing debt for the comparative six months ended June 30, 2014.

In 2014, Nokia’s cash flow used in financing activities equaled EUR 4 576 million, an increase of EUR 4 099 million, compared to EUR 477 million in 2013. Cash outflows from financing activities were primarily attributable to the repayment of EUR 2 791 million in interest-bearing debt, payments of EUR 0.11 per share in dividend totaling EUR 408 million and EUR 0.26 per share in special dividend totaling EUR 966 million, as well as EUR 427 million in cash outflows relating to share repurchases. Nokia also acquired subsidiary shares from a non-controlling interest holder and paid dividends to non-controlling interest holders in 2014 totaling approximately EUR 60 million.

In 2013, Nokia’s cash flow used in financing activities equaled EUR 477 million, an increase of EUR 12 million compared to EUR 465 million in 2012. Cash outflows in financing activities were primarily attributable to EUR 1 707 million used to purchase the shares in NSN, EUR 862 million repayment of long-term borrowings, EUR 128 million repayment of short-term borrowings and EUR 71 million payment of dividends, offset by EUR 2 291 million in proceeds from long-term borrowings, which included EUR 1 500 million convertible bonds issued to Microsoft and EUR 450 million and EUR 350 million bonds due in 2018 and in 2020, respectively, issued by Nokia Networks.

Structured Finance

Structured finance includes customer financing and other third-party financing. Network operators occasionally require their suppliers, including Nokia, to arrange, facilitate or provide long-term financing as a condition for obtaining infrastructure projects.

For the six months ended June 30, 2015, Nokia’s customer financing commitments equaled EUR 156 million, an increase of EUR 150 million, as compared to EUR 6 million for the six months ended June 30, 2014.

At December 31, 2014, Nokia’s customer financing commitments equaled EUR 156 million, an increase of EUR 92 million, compared to EUR 64 million in 2013. At December 31, 2012, Nokia’s total customer financing, outstanding and committed amounted to EUR 108 million. Customer financing primarily consisted of financing commitments to network operators.

Nokia expects its customer financing commitments to be financed mainly from cash and other liquid assets and through cash flow from operations.

At December 31, 2014, guarantees of Nokia’s performance consisted of EUR 465 million of guarantees that are provided to certain Nokia Networks’ customers in the form of bank guarantees, or corporate guarantees issued by Nokia Networks. These instruments entitle the customer to claim payments as compensation for non-performance by Nokia Networks of its obligations under network infrastructure supply agreements. Depending on the nature of the instrument, compensation is payable either on demand, or is subject to verification of non-performance. At December 31, 2013, guarantees of Nokia’s performance consisted of EUR 463 million of guarantees that are provided to certain Networks customers in the form of bank guarantees, or corporate guarantees issued by Networks Group entity. At December 31, 2012, guarantees of Nokia’s performance consisted of EUR 598 million of guarantees that are provided to certain Nokia Siemens Networks customers in the form of bank guarantees, or corporate guarantees issued by Nokia Siemens Networks’ Group entity.

Financial guarantees and securities pledged that Nokia may give on behalf of customers, represent guarantees relating to payment by certain Nokia Networks’ customers and other third parties under specified loan facilities between such customers or other third parties and their creditors. Nokia’s obligations under such guarantees are released upon the earlier of expiration of the guarantee or early payment by the customer or other third party.

These instruments entitle the customer to claim payment as compensation for non-performance by Networks of its obligations under network infrastructure supply agreements. Depending on the nature of the instrument, compensation is payable either on demand, or is subject to verification of non-performance.

Venture Fund Investments and Commitments

Nokia makes financing commitments to a number of venture funds that make technology related investments. The majority of the investments are managed by Nokia Growth Partners that specializes in growth-stage investing, seeking companies that are changing the face of mobility and connectivity.

At December 31, 2014, the fair value of Nokia’s venture fund investments equaled EUR 778 million, compared to EUR 627 million at December 31, 2013.

As at June 30, 2015, Nokia’s venture fund commitments equaled EUR 266 million, compared to EUR 278 million as at June 30, 2014.

At December 31, 2014, Nokia’s venture fund commitments equaled EUR 274 million, compared to EUR 215 million at December 31, 2013. As a limited partner in venture funds, Nokia is committed to capital contributions and entitled to cash distributions according to the respective partnership agreements and underlying fund activities.

Venture fund commitments of EUR 215 million in 2013 and EUR 282 million in 2012 were financing commitments to a number of funds making technology related investments. As a limited partner in these funds Nokia is committed to capital contributions and also entitled to cash distributions according to respective partnership agreements and underlying fund facilities.

Commitments and Contingencies

EURm	2014	2013
Collateral for own commitments
Assets pledged	10	38
Contingent liabilities on behalf of Group companies
Other guarantees[1]	673	743
Contingent liabilities on behalf of associated companies
Financial guarantees on behalf of associated companies	13	16
Contingent liabilities on behalf of other companies
Financial guarantees on behalf of third parties[2]	6	12
Other guarantees[1]	165	102
Financing commitments
Customer finance commitments[2]	155	25
Venture fund commitments	274	215

[1]	Certain rental guarantees are excluded from other guarantees in 2014 and excluded from other guarantees in 2013 for comparability purposes.
[2]	Refer to Note 35 of Nokia’s financial statements for the year 2014.

The amounts represent the maximum principal amount for commitments and contingencies.

Contingent liabilities on behalf of other companies are EUR 165 million (EUR 102 million in 2013). The increase is mainly due to the transfer of guarantees in connection with the disposal of certain businesses where contractual risks and revenues have been transferred but some of the commercial guarantees remain to be re-assigned legally. Refer also to the sections “—Structured Finance” and “—Venture Fund Investments and Commitments” above.

Contractual Obligations

Payments due for contractual obligations for continuing operations at December 31, 2014 by due date are:

EURm	Within 1 year	1 to 3 years	3 to 5 years	More than 5 years	Total
Continuing operations
Long-term liabilities[1]	1	735	1 421	514	2 671
Purchase obligations[2]	832	116	9	—	957
Operating leases[3]	133	164	103	142	542

Total	966	1 015	1 533	656	4 170

[1]	Includes current maturities. Refer to Note 35 of Nokia’s financial statements for the year 2014.
[2]	Includes inventory purchase obligations, service agreements and outsourcing arrangements.
[3]	Includes leasing costs for office, manufacturing and warehouse space under various non-cancellable operating leases. Certain contracts contain renewal options for various periods of time. Benefit payments for under-funded defined benefit plans have been excluded as they are not expected to be material in any given period in the future. Refer to Note 8 of Nokia’s financial statements for the year 2014.

Off-balance Sheet Liabilities

There are no material off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on Nokia’s financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

Subsidies and Government Grants

In 2014, Nokia received EUR 15 million of subsidies and government grants for its continuing operations, compared to EUR 6 million in 2013.

Qualitative and Quantitative Disclosure of Financial Risk Management

Nokia Group has a systematic and structured approach to risk management across business operations and processes. Key risks and opportunities are identified against business targets either in business operations or as an integral part of long- and short-term planning. Key risks and opportunities are analyzed, managed, monitored and identified as part of business performance management with the support of risk management personnel. Nokia Group’s overall risk management concept is based on managing the key risks that would prevent the Nokia Group from meeting its objectives, rather than solely focusing on eliminating risks. The principles documented in the Nokia Risk Management Policy, which is approved by the Audit Committee of the Board of Directors, require risk management and its elements to be integrated into key processes. One of the main principles is that the business or function head is also the risk owner, although all employees are responsible for identifying, analyzing and managing risks as appropriate to their roles and duties. Risk management covers strategic, operational, financial and hazard risks. Key risks and opportunities are reviewed by the Nokia Group Leadership Team and the Board of Directors in order to create visibility on business risks as well as to enable prioritization of risk management activities. In addition to the principles defined in the Nokia Risk Management Policy, specific risk management implementation is reflected in other key policies.

General

The objective for treasury activities is to guarantee sufficient funding at all times and to identify, evaluate and manage financial risks. Treasury activities support this aim by mitigating the adverse effects on the profitability of the underlying business caused by fluctuations in the financial markets, and by managing the capital structure of the Nokia Group by balancing the levels of liquid assets and financial borrowings. Treasury activities are governed by Nokia Group Treasury Policy approved by the Nokia Group Chief Executive Officer which provides principles for overall financial risk management and determines the allocation of responsibilities for financial risk management activities. Operating procedures approved by the Nokia Group CFO cover specific areas such as foreign exchange risk, interest rate risk, credit and liquidity risk as well as the use of derivative financial instruments in managing these risks. Nokia Group is risk averse in its treasury activities.

Financial risks are divided into market risk covering foreign exchange risk, interest rate risk and equity price risk; credit risk covering business-related credit risk and financial credit risk; and liquidity risk.

Market Risk

Methodology for Assessing Market Risk Exposures: Value-at-Risk

Nokia Group uses the Value-at-Risk (“VaR”) methodology to assess exposures to foreign exchange, interest rate, and equity price risks. The VaR based methodology provides estimates of potential fair value losses in market risk-sensitive instruments as a result of adverse changes in specified market factors, at a specified confidence level over a defined holding period. Nokia Group calculates the foreign exchange VaR using the Monte Carlo method which simulates random values for exchange rates in which Nokia Group has exposures and takes the non-linear price function of certain foreign exchange derivative instruments into account. The variance-covariance methodology is used to assess and measure the interest rate risk and equity price risk.

The VaR is determined using volatilities and correlations of rates and prices estimated from a one-year sample of historical market data, at a 95% confidence level, using a one-month holding period. To put more weight on recent market conditions, an exponentially weighted moving average is performed on the data with an appropriate decay factor. This model implies that within a one-month period, the potential loss will not exceed the VaR estimate in 95% of possible outcomes. In the remaining 5% of possible outcomes, the potential loss will be at minimum equal to the VaR figure and, on average, substantially higher. The VaR methodology relies on a number of assumptions such as that risks are measured under average market conditions, assuming that market risk factors follow normal distributions; future movements in market risk factors follow estimated historical movements; and the assessed exposures do not change during the holding period. Thus, it is possible that, for any given month, the potential losses at 95% confidence level are different and could be substantially higher than the estimated VaR.

Currency Risk

Nokia Group operates globally and is exposed to transaction and translation foreign exchange risks. Transaction risk arises from foreign currency denominated assets and liabilities together with foreign currency denominated future cash flows. Transaction exposures are managed in the context of various functional currencies of foreign Nokia Group companies. Nokia Group’s foreign exchange procedures remain the same as in the previous year. Material transactional foreign exchange exposures are hedged unless hedging would be uneconomical due to market liquidity and/or hedging cost. Exposures are defined using transaction nominal values. Exposures are mainly hedged with derivative financial instruments such as forward foreign exchange contracts and foreign exchange options. The majority of financial instruments hedging foreign exchange risk have a duration of less than a year. Nokia Group does not hedge forecast foreign currency cash flows beyond two years.

As Nokia Group has entities where the functional currency is other than the euro, the shareholders’ equity is exposed to fluctuations in foreign exchange rates. Equity changes caused by movements in foreign exchange rates are shown as currency translation differences in Nokia Group’s consolidated financial statements. The Nokia Group may, from time to time, use forward foreign exchange contracts, foreign exchange options and foreign currency denominated loans to hedge its foreign exchange exposure arising from foreign net investments.

Nokia Group has certain entities where the functional currency is the currency of a hyperinflationary economy. In 2014, Nokia Group recorded an expense of EUR 17 million, mainly recognized in financial income and expenses, as a result of the Nokia Group’s hyperinflationary accounting assessment for its entity in Venezuela. The impact was not material in 2013 or 2012. Business operations in hyperinflationary economies carry a risk of future devaluation of monetary assets and liabilities. This risk cannot be hedged.

Currencies that represent a significant portion of the currency mix in outstanding financial instruments at December 31 were as follows:

EURm	USD	JPY	CNY	KRW
2014
Foreign exchange derivatives used as cash flow hedges, net[1]	(198)	(365)	—	—
Foreign exchange derivatives used as net investment hedges, net[2]	(1 808)	—	—	—
Foreign exchange exposure from statement of financial position items, net[3]	(2 272)	224	325	127
Foreign exchange derivatives not designated in a hedge relationship, carried at fair value through profit and loss, net[3]	1 670	(272)	(371)	(159)
Cross-currency/interest rate hedges	440	—	—	—

2013
Foreign exchange derivatives used as cash flow hedges, net[1]	(409)	(232)	—	—
Foreign exchange derivatives used as net investment hedges, net[2]	(724)	(14)	(358)	(62)
Foreign exchange exposure from statement of financial position items, net[3]	(217)	36	(47)	57
Foreign exchange derivatives not designated in a hedge relationship, carried at fair value through profit and loss, net[3]	(367)	(116)	81	(94)
Cross-currency/interest rate hedges	390	—	—	—

[1]	Used to hedge the foreign exchange risk from forecasted highly probable cash flows related to sales, purchases and business acquisition activities. In some currencies, especially the U.S. dollar, the Group has substantial foreign exchange risks in both estimated cash inflows and outflows. The underlying exposures for which these hedges are entered into are not presented in the table as they are not financial instruments.
[2]	Used to hedge the Group’s net investment exposure. The underlying exposures for which these hedges are entered into are not presented in the table as they are not financial instruments.
[3]	The statement of financial position items and some probable forecasted cash flows which are denominated in foreign currencies are hedged by a portion of foreign exchange derivatives not designated in a hedge relationship and carried at fair value through profit and loss.

The VaR figures for Nokia Group’s financial instruments which are sensitive to foreign exchange risks are presented in the following table. The VaR calculation includes foreign currency denominated monetary financial instruments such as: available-for-sale investments, loans and accounts receivable, investments at fair value through profit and loss, cash, loans and accounts payable; foreign exchange derivatives carried at fair value through profit and loss which are not in a hedge relationship and are mostly used to hedge the statement of financial position foreign exchange exposure; and foreign exchange derivatives designated as forecasted cash flow hedges and net investment hedges. Most of the VaR is caused by these derivatives as forecasted cash flow and net investment exposures are not financial instruments as defined in IFRS 7, Financial Instruments: Disclosures, and thus not included in the VaR calculation.

	VaR from financial instruments
EURm	2014	2013
At December 31	79	42
Average for the year	54	114
Range for the year	30-94	42-188

Interest Risk

Nokia Group is exposed to interest rate risk either through market value fluctuations of the consolidated statement of financial position items (price risk) or through changes in interest income or expenses (refinancing or reinvestment risk). Interest rate risk mainly arises through interest-bearing liabilities and assets. Estimated future changes in cash flows and the statement of financial position structure also expose Nokia Group to interest rate risk. The objective of interest rate risk management is to mitigate the impact of interest rate fluctuations on the consolidated income statement, cash flow, and financial assets and liabilities whilst taking into consideration Nokia Group’s target capital structure and the resulting net interest rate exposure.

The interest rate profile of interest-bearing assets and liabilities at December 31 was:

	2014		2013
EURm	Fixed rate	Floating rate	Fixed rate	Floating rate
Assets	3 494	4 243	4 400	4 739
Liabilities	(2 681)	(1)	(5 947)	(630)

Asset and liabilities before derivatives	813	4 242	(1 547)	4 109
Interest rate derivatives	552	(469)	954	(926)

Assets and liabilities after derivatives	1 365	3 773	(593)	3 183

The interest rate exposure is monitored and managed centrally. Nokia Group uses the VaR methodology complemented by selective shock sensitivity analyses to assess and measure Nokia Group’s interest rate exposure comprising the interest rate risk of interest-bearing assets, interest-bearing liabilities and related derivatives. The VaR for the interest rate exposure in the investment and debt portfolios is presented in the following table. Sensitivities to credit spreads are not reflected in the following numbers.

EURm	2014	2013
At December 31	31	42
Average for the year	32	45
Range for the year	25–54	20–84

Equity Price Risk

Nokia Group’s exposure to equity price risk is related to certain publicly listed equity shares. In 2014, the fair value of these investments was EUR 12 million (EUR 11 million in 2013). The VaR for Nokia Group’s equity investments in publicly traded companies is insignificant. The private funds where Nokia Group has investments may, from time to time, have investments in public equity. Such investments have not been included in the above number.

Other Market Risk

In certain emerging market countries, there are local exchange control regulations that provide for restrictions on making cross-border transfers of funds as well as other regulations that impact Nokia Group’s ability to control its net assets in those countries.

Credit Risk

Credit risk refers to the risk that a counterparty will default on its contractual obligations resulting in financial loss to Nokia Group. Credit risk arises from credit exposures to customers, including outstanding receivables, financial guarantees and committed transactions, as well as financial institutions, including bank and cash, fixed income and money-market investments, and derivative financial instruments. Credit risk is managed separately for business-related and financial credit exposures.

Except for the first two items in the following table, the maximum exposure to credit risk is limited to the book value of financial assets as included in the consolidated statement of financial position:

EURm	2014	2013
Financial guarantees given on behalf of customers and other third parties	6	12
Loan commitments given but not used	155	25
Outstanding customer finance loans	1	39

Total	162	76

Business-related Credit Risk

Nokia Group aims to ensure the highest possible quality in accounts receivable and loans due from customers and other third parties. Nokia Group credit policy, approved by the President and Chief Executive Officer of Nokia Group, and the related procedures approved by the Nokia Group CFO, lay out the framework for the management of the business-related credit risks. The credit policy and related procedures set out that credit decisions are based on credit evaluation in each business, including credit rating for larger exposures, according to defined rating principles. Material credit exposures require Group-level approval. Credit risks are monitored in each business and, where appropriate, mitigated with the use of letters of credit, collateral, insurance, and the sale of selected receivables.

Credit exposure is measured as the total of accounts receivable and loans outstanding due from customers and committed credits. Accounts receivable do not include any major concentrations of credit risk by customer. The top three customers accounted for approximately 3.5%, 2.9% and 2.8% (4.0%, 3.6% and 3.3% in 2013) of Nokia Group’s accounts receivable and loans due from customers and other third parties at December 31, 2014. The top three credit exposures by country accounted for approximately 18.0%, 7.4% and 5.6% (20.9%, 6.3% and 5.7% in 2013) of Nokia Group’s accounts receivable and loans due from customers and other third parties at December 31, 2014. The 18.0% credit exposure related to accounts receivable in China (20.9% in 2013).

Nokia Group has provided allowances for doubtful accounts on accounts receivable and loans due from customers and other third parties not past due based on an analysis of debtors’ credit ratings and credit histories. Nokia Group establishes allowances for doubtful accounts that represent an estimate of expected losses at the end of the reporting period. All receivables and loans due from customers are considered on an individual basis to determine the allowances for doubtful accounts. In 2014, the total of accounts receivable and loans due from customers was EUR 3 432 million (EUR 2 929 million in 2013). The gross carrying amount of accounts receivable, related to customer balances for which valuation allowances have been recognized, was EUR 1 200 million (EUR 1 075 million in 2013). The allowances for doubtful accounts for these accounts receivable as well as amounts expected to be uncollectible for acquired receivables were EUR 103 million (EUR 132 million in 2013).

Aging of past due receivables not considered to be impaired at December 31 was as follows:

EURm	2014	2013
Past due 1-30 days	68	53
Past due 31-180 days	42	43
More than 180 days	35	13

Total	145	109

Hazard Risk

Nokia Group strives to ensure that all financial, reputation and other losses to Nokia Group and its customers are managed through preventive risk management measures. Insurance is purchased for risks which cannot be internally managed efficiently and where insurance markets offer acceptable terms and conditions. The objective is to ensure that hazard risks, whether related to physical assets, such as buildings, intellectual assets, such as the Nokia brand, or potential liabilities, such as product liabilities, are insured optimally taking into account both cost and retention levels. Nokia Group purchases both annual insurance policies for specific risks as well as multi-line and/or multi-year insurance policies where available.

Financial Credit Risk

Financial instruments contain an element of risk resulting from changes in the market price due to counterparties becoming less creditworthy or risk of loss due to counterparties being unable to meet their obligations. Financial credit risk is measured and monitored centrally by Nokia Group Treasury. Financial credit risk is managed actively by limiting counterparties to a sufficient number of major banks and financial institutions, and by monitoring the creditworthiness and the size of exposure continuously. Additionally, Nokia Group enters into netting arrangements with all major counterparties, which give Nokia Group the right to offset in the event that the counterparty would not be able to fulfill its obligations. Nokia Group enters into collateral agreements with certain counterparties, which require counterparties to post collateral against derivative receivables.

Investment decisions are based on strict creditworthiness and maturity criteria as defined in the Treasury-related policies and procedures. As a result of this investment policy approach and active management of outstanding investment exposures, Nokia Group has not been subject to any material credit losses in its financial investments in the years presented.

The following table sets forth a breakdown of outstanding fixed income and money market investments by sector and credit rating grades ranked as per Moody’s rating categories at December 31:

EURm	Rating[1]	Due within 3 months	Due between 3 and 12 months	Due between 1 and 3 years	Due between 3 and 5 years	Due beyond 5 years	Total[2,3]
2014
Banks	Aaa	1 227					1 227
	Aa1-Aa3	162					162
	A1-A3	587		330			917
	Baa1-Baa3	332	325			1	658
	Non-rated	108				2	110
Governments	Aaa	130	556	423	26	385	1 520
	Aa1-Aa3	50		421	25	88	584
Other	Baa1-Baa3					11	11

Total		2 596	881	1 174	51	487	5 189

EURm	Rating[1]	Due within 3 months	Due between 3 and 12 months	Due between 1 and 3 years	Due between 3 and 5 years	Due beyond 5 years	Total[2,3]
2013
Banks	Aaa	795					795
	Aa1-Aa3	738					738
	A1-A3	1 281					1 281
	Baa1-Baa3	826		2			828
	Non-rated	159					159
Governments	Aaa	405	193	202		111	911
	Aa1-Aa3	176	39	357			572
Other	A1-A3		11				11

Total		4 380	243	561	—	111	5 295

[1]	Bank Parent Company ratings are used here for bank groups. In some emerging markets countries, actual bank subsidiary ratings may differ from the Parent Company rating.
[2]	Fixed income and money-market investments include term deposits, structured deposits, investments in liquidity funds and investments in fixed income instruments classified as available-for-sale investments and investments at fair value through profit and loss. Liquidity funds invested solely in government securities are included under Governments. Other liquidity funds are included under Banks.
[3]	Includes EUR 11 million of restricted investments (EUR 39 million in 2013) within fixed income and money-market investments. These are restricted financial assets under various contractual or legal obligations.

In 2014, 98% (98% in 2013) of Nokia Group’s cash at bank was held with banks of investment grade credit rating.

Liquidity Risk

Financial assets and liabilities subject to offsetting under enforceable master netting agreements and similar arrangements at December 31, 2014 and December 31, 2013 were:

	Gross amounts of financial assets/ (liabilities)	Gross amounts of financial liabilities/ (assets) set off in the statement of financial position	Net amounts of financial assets/ (liabilities) presented in the statement of financial position	Related amounts not set off in the statement of financial position		Net amount
EURm				Financial instruments assets/ (liabilities)	Cash collateral received/ (pledged)
2014
Derivative assets	241		241	124	85	32
Derivative liabilities	(174)		(174)	(124)		(50)

Total	67	—	67	—	85	(18)

2013
Derivative assets	191		191	34	66	91
Derivative liabilities	(35)		(35)	(34)		(1)

Total	156	—	156	—	66	90

The financial instruments subject to enforceable master netting agreements and similar arrangements are not offset in the consolidated statement of financial position where there is no intention to settle net or realize the asset and settle the liability simultaneously.

Liquidity risk is defined as financial distress or extraordinarily high financing costs arising from a shortage of liquid funds in a situation where outstanding debt needs to be refinanced or where business conditions unexpectedly deteriorate and require financing. Transactional liquidity risk is defined as the risk of executing a financial transaction below fair market value or not being able to execute the transaction at all within a specific period of time. The objective of liquidity risk management is to maintain sufficient liquidity, and to ensure that it is available fast enough without endangering its value in order to avoid uncertainty related to financial distress at all times.

Nokia Group aims to secure sufficient liquidity at all times through efficient cash management and by investing in short-term liquid interest-bearing securities. Depending on its overall liquidity position, Nokia Group may pre-finance or refinance upcoming debt maturities before contractual maturity dates. The transactional liquidity risk is minimized by entering into transactions where proper two-way quotes can be obtained from the market.

Due to the dynamic nature of the underlying business, Nokia Group aims to maintain flexibility in funding by maintaining committed and uncommitted credit lines. At December 31, 2014, Nokia Group’s committed revolving credit facilities totaled EUR 1 500 million (EUR 2 250 million in 2013).

Significant current long-term funding programs at December 31, 2014 are outlined below:

Issuer	Program	Issued
Nokia Corporation	Euro Medium-Term Note Program, totaling EUR 5 000 million	EUR 1 750 million

Significant current short-term funding programs at December 31, 2014 are outlined below:

Issuer(s):	Program:	Issued
Nokia Corporation	Local commercial paper program in Finland, totaling EUR 750 million	—
Nokia Corporation	US Commercial Paper program, totaling USD 4 000 million	—
Nokia Corporation and Nokia Finance International B.V.	Euro Commercial Paper program, totaling USD 4 000 million	—
Nokia Solutions and Networks Finance B.V.	Local commercial paper program in Finland, totaling EUR 500 million	—

The composition of interest-bearing liabilities at December 31 was:

EURm	Issuer/borrower	Final maturity	2014	2013
Revolving Credit Facility (EUR 1 500 million)	Nokia Corporation	March 2016	—	—
USD Bond 2039 (USD 500 million 6.625%)	Nokia Corporation	May 2039	412	364
USD Bond 2019 (USD 1000 million 5.375%)	Nokia Corporation	May 2019	824	727
EUR Bond 2019 (EUR 500 million 6.75%)	Nokia Corporation	February 2019	500	500
EUR Convertible Bond 2017 (EUR 750 million 5%)	Nokia Corporation	October 2017	750	750
EUR Bond 2014 (EUR 1 250 million 5.5%)	Nokia Corporation	February 2014	—	1 250
EUR EIB R&D Loan	Nokia Corporation	February 2014	—	500
Prepaid liabilities[1]	Nokia Corporation	April 2014	—	1 500
Prepaid liabilities[2]	Nokia Solutions and Networks Finance B.V. and Nokia and Nokia Solutions and Networks Oy	June 2014	—	958
Differences between Bond nominal and carrying values[3]	Nokia Corporation		21	(182)
Other liabilities[4]	Nokia Corporation and various subsidiaries		185	295

Total			2 692	6 662

[1]	On April 25, 2014, Nokia Group completed the Sale of the Devices & Services Business and EUR 500 million 1.125% convertible bonds due September 2018, EUR 500 million 2.5% convertible bonds due September 2019, and EUR 500 million 3.625% convertible bonds due September 2020, all issued by Nokia Corporation to Microsoft, were prepaid and netted against deal proceeds by the amount of principal and accrued interest.
[2]	On June 19, 2014, Nokia Solutions and Networks Finance B.V. redeemed the EUR 450 million 6.75% bonds due April 2018 and the EUR 350 7.125% bonds due April 2020. During the second quarter 2014, Nokia Solutions and Networks Finance B.V. prepaid the EUR 88 million Finnish Pension Loan due October 2015, the EUR 50 million R&D Loan from the European Investment Bank, the EUR 16 million Loan from the Nordic Investment Bank and cancelled the EUR 750 million Revolving Credit Facility due June 2015.
[3]	Includes mainly fair value adjustments for bonds that are designated under fair value hedge accounting and the difference between convertible bond nominal value and carrying value of the financial year liability component.
[4]	Includes EUR 8 million (EUR 76 million in 2013) of non-interest-bearing liabilities relating to cash held temporarily due to the divested businesses where Nokia Networks continues to perform services within a contractually defined scope for a specified timeframe.

Upon completion of the above redemptions and cancellations, Nokia Corporation is the issuer or borrower in all material borrowings. All of these borrowings are senior unsecured and have no financial covenants.

Use of Estimates and Critical Accounting Judgements

The preparation of consolidated financial statements in accordance with IFRS requires the application of management judgment in selecting appropriate assumptions for calculating financial estimates. Nokia’s management bases its estimates on historical experience, expected outcomes and various other assumptions that are believed to be reasonable under the circumstances. These estimates form the basis for the reported carrying values of assets and liabilities and recognized revenues and expenses that may not be readily apparent from other sources. Material estimates are revised if changes in circumstances occur or as a result of new information or more experience. As estimates inherently contain a varying degree of uncertainty, actual outcomes may differ, resulting in additional charges or credits to the consolidated income statement. For more information about the use of estimates and critical accounting judgments, refer to Note 1 of the accounting principles of Nokia’s audited consolidated financial statements for the financial year ended December 31, 2014.

Alcatel Lucent

Shareholders and potential investors should note that all of the information concerning Alcatel Lucent presented in this Listing Prospectus and in particular in Annex A is solely based on publicly available information of Alcatel Lucent included in Alcatel Lucent Annual Report and Alcatel Lucent Interim Report Alcatel Lucent has filed with the SEC. Nokia confirms that this information has been accurately reproduced and that as far as Nokia is aware and is able to ascertain from information published by Alcatel Lucent, no facts have been omitted which would render the reproduced information inaccurate or misleading.

Overview

For information about Alcatel Lucent in general, including its history and development, structure, business organization, segments and products, refer to section “Information about the Group” on pages A-27 to A-35 of Annex A.

Recent Developments

On September 1, 2015, the resignation of Mr. Michel Combes from his position of CEO and Director of Alcatel Lucent became effective. As of September 1, 2015, Mr. Philippe Camus has acted as the Interim CEO of Alcatel Lucent. For more information, refer to the section “Operating and Financial Review and Prospects—Highlights of Recent Events” on page A-427 of Annex A.

On September 2, 2015, Alcatel Lucent’s wholly owned subsidiary, Alcatel-Lucent USA Inc., announced it had accepted for purchase an aggregate principal amount of $300 000 000 of its outstanding $1 000 000 000 6.75% senior notes due in 2020 pursuant to its tender offer announced on July 31, 2015.

On September 11, 2015, Alcatel Lucent announced that its Board of Directors had reviewed the recommendations made by the High Committee on Corporate Governance regarding the conformity of Michel Combes’ long-term compensation with the corporate governance code of reference for publicly traded companies (“AFEP-MEDEF Code”) and with observations received from the AMF in that respect. As a result, the maximum amount of multi-year variable compensation to be received by Mr. Combes would be a total of EUR 4 845 109 and the amount of indemnity under Mr. Combes’ non-compete agreement was reduced to EUR 3.1 million. The duration of the non-compete clause was also extended to 40 months.

On October 6, 2015, Alcatel Lucent announced it would continue to operate its undersea cable business, Alcatel-Lucent Submarine Networks, as a wholly-owned subsidiary. ASN will continue to execute its strategic roadmap, strengthen its leadership in submarine cable systems for telecom applications and pursue further diversification into the oil & gas sector.

Prospects

For information about Alcatel Lucent’s prospects, refer to section “Operating and financial review and prospects—Strategy and Outlook” on pages A-76 to A-78 of Annex A.

Results of Operations

For information about Alcatel Lucent’s consolidated and segment results of operations, refer to section “Operating and financial review and prospects” on pages A-56 to A-67 and “Operating and financial review and prospects—Consolidated and segment results of operations for the six months ended June 30, 2015 compared to the six months ended June 30, 2014” on pages A-428 to A-432 of Annex A.

Liquidity and Capital Resources

For information about Alcatel Lucent’s liquidity and capital resources including information on Alcatel Lucent’s capital expenditures, refer to section “Operating and financial review and prospects—Liquidity and capital resources” on pages A-67 to A-72, section “Consolidated financial statements—Consolidated statements of cash flows” on page A-200, section “Key figures—Change in net cash capitalization” on page A-327 and section “Operating and financial review and prospects—Liquidity and capital resources” on pages A-433 to A-435 of Annex A.

Qualitative and Quantitative Disclosure of Financial Risk Management

For qualitative and quantitative disclosure of Alcatel Lucent’s financial risk management, refer to sections “Operating and financial review and prospects—Qualitative and quantitative disclosures about market risks” on pages A-78 to A-79, “Corporate Governance—Chairman’s corporate governance report—Powers and activity of the Board of Directors’ Committees—Audit and Finance Committee—Internal control and risk management” on page A-116 and “Report of the Chairman of the Board of Directors—internal control and risk management—Global system of internal control and risk management” A-358 to A-368 of Annex A.

Selected Critical Accounting Policies and Use of Judgments and Estimates

For information about Alcatel Lucent’s selected critical accounting policies and use of judgments and estimates, refer to sections “Operating and financial review and prospects—Critical accounting policies” on pages A-53 to A-56 and “Notes to consolidated financial statements” on pages A-203 to A-216 of Annex A.

Recent and Future Changes in Accounting Policies

For information about recent and future changes in Alcatel Lucent’s accounting policies, refer to sections “Operating and financial review and prospects—Changes in accounting standards as of January 1, 2014” on pages A-52 to A-53, “Critical accounting policies” on pages A-53 to A-56 and “Notes to consolidated financial statements—Note 4 Change in accounting policy and presentation” on page A-217 of Annex A.

BOARD OF DIRECTORS, MANAGEMENT AND AUDITORS

Nokia

General

Pursuant to the provisions of the Finnish Companies Act and the Articles of Association of Nokia, the control and management of the Company is divided among the shareholders at a General Meeting, the Board of Directors and the Nokia Group Leadership Team, chaired by the President and Chief Executive Officer.

The shareholders may exercise their decision-making power and their right to speak and ask questions at the General Meeting of Shareholders. Each Nokia Share entitles a shareholder to one vote at the General Meetings of Nokia Shareholders. Pursuant to the Finnish Companies Act, an Annual General Meeting of Shareholders must be convened by June 30 annually. In addition, General Meetings of Shareholders shall also be held when requested in writing by the auditor of the Company or by shareholders representing at least one-tenth of all the outstanding shares of the Company.

The operations of Nokia are managed under the direction of the Board, within the framework set by the Finnish Companies Act and Nokia’s Articles of Association as well as any complementary rules of procedure as defined by the Board, such as the Corporate Governance Guidelines and related Board Committee charters. According to Nokia’s Articles of Association, the Company shall have a Board of Directors comprising a minimum of seven and a maximum of 12 members who shall be elected at the Annual General Meeting of Shareholders.

Under its Articles of Association, Nokia has a Nokia Group Leadership Team that is responsible for the operative management of Nokia. The Chairman and members of the Nokia Group Leadership Team are appointed by the Board. Nokia Group Leadership Team is chaired by the President and Chief Executive Officer. The President and Chief Executive Officer’s rights and responsibilities include those allotted to the President under Finnish law.

The mail address of the Board of Directors, the President and Chief Executive Officer and the members of the Nokia Group Leadership Team is c/o Nokia Corporation, Karaportti 3, FI-02610 Espoo, Finland.

Nokia’s Board of Directors, President and Chief Executive Officer and Nokia Group Leadership Team

Board of Directors

Pursuant to the Articles of Association, Nokia Corporation has a Board of Directors composed of a minimum of seven and a maximum of 12 members. The members of the Board are elected for a term beginning at the Annual General Meeting in which they are elected and expiring at the close of the following Annual General Meeting. The Annual General Meeting convenes by June 30 annually.

Nokia Board’s leadership structure consists of a Chairman and Vice Chairman elected annually by the Board, and confirmed by the independent directors of the Board, from among the Board members upon the recommendation of the Corporate Governance and Nomination Committee. The independent directors of the new Board also confirm the election of the members and chairmen for the Board’s Committees from among the Board’s independent directors upon the recommendation of the Corporate Governance and Nomination Committee and based on each Committee’s member qualification standards. These elections will take place at the Board’s assembly meeting following General Meeting that appointed the Board of Directors.

On May 5, 2015, the independent directors of the Board elected Risto Siilasmaa to continue to serve as the Chairman and Jouko Karvinen as the Vice Chairman of the Board. The Chairman of the Board has certain specific duties as stipulated by Finnish law and Nokia’s Corporate Governance Guidelines. The Vice Chairman of the Board of Directors assumes the duties of the Chairman of the Board in the event he or she is prevented from performing his or her duties.

Nokia does not have a policy concerning the combination or separation of the roles of the Chairman of the Board and the President and Chief Executive Officer, but the leadership structure is dependent on the company needs, shareholder value and other relevant factors applicable from time to time, while respecting the highest corporate governance standards. As of May 1, 2014, Rajeev Suri was appointed as the President and Chief Executive Officer, while Risto Siilasmaa continued as the Chairman of the Board.

The current members of the Board are all non-executive. For the term of the Board that began at the Annual General Meeting in 2015, all Board members were determined to be independent as defined by the Finnish Corporate Governance Code as well as by the rules of the NYSE.

The current eight members of the Board of Directors were elected at the Annual General Meeting held on May 5, 2015, based on the proposal of the Board’s Corporate Governance and Nomination Committee and they are as follows. The term of office of the members of the Board of Directors continues until the close of the Annual General Meeting in 2016.

Name	Position	Member of the Board of Directors since
Risto Siilasmaa	Chairman (since 2012)	2008
Jouko Karvinen	Vice Chairman (since 2013)	2011
Bruce Brown	Board member	2012
Vivek Badrinath	Board member	2014
Elizabeth Doherty	Board member	2013
Simon Jiang	Board member	2015
Elizabeth Nelson	Board member	2012
Kari Stadigh	Board member	2011

Name	Year of Birth	Present Principal Occupation and Five-Year Employment History
Risto Siilasmaa	1966	Risto Siilasmaa has been a member of Nokia’s Board of Directors since 2008 and chairman of the Board of Directors since 2012. Mr. Siilasmaa is also the chairman of the Corporate Governance and Nomination Committee. Mr. Siilasmaa is an independent director. Mr. Siilasmaa was the president and CEO of F-Secure Corporation from 1988-2006. Mr. Siilasmaa was a member of the Board of Directors and of the audit committee of Elisa Corporation from 2007-2008, and chairman of the Board of Directors of Elisa Corporation from 2008-2012. Mr. Siilasmaa has served as chairman of the Board of Directors of F-Secure Corporation since 1988, co-founder and special partner of Nexit Ventures since 2000, vice chairman of the Board of Directors of The Federation of Finnish Technology Industries since 2007, member of the Board of Directors of The Confederation of Finnish Industries (EK) since 2013, and member of the European Roundtable of Industrialists since 2013. Mr. Siilasmaa was previously a member of the Board of Mendor Oy from 2011–2014, member of the Board of Blyk from 2006-2013, member of the Board of The Confederation of Finnish Industries EK from 2007-2010, chairman of Fruugo from 2007-2012, member of the Board of Directors of Efecte from 2007-2012, member of the organizing committee of EBLC- European Business Leaders’ Convention from 2009-2011, member of the Board of Ekahau, Inc. from 2008-2011, chairman of the working group, Vigo from 2009-2010, and chairman of the working group, The Future of the Finnish General Conscription System from 2009-2010. Mr. Siilasmaa is a Finnish citizen.

Jouko Karvinen	1957	Jouko Karvinen has been a member of Nokia’s Board of Directors since 2011 and the vice chairman of the Board of Directors since 2013. Mr.

		Karvinen is also the chairman of the Audit Committee and member of the Corporate Governance and Nomination Committee. Mr. Karvinen is an independent director. Mr. Karvinen has been a member of the Board of Aktiebolaget SKF since 2010. Mr. Karvinen was the CEO of Stora Enso Oyj from 2007-2014, CEO of Philips Medical Systems Division from 2002-2006, member of the Board of Management of Royal Philips Electronics in 2006 and member of the group management committee between 2002-2006, and was holder of multiple executive and managerial positions, including executive vice president, head of the automation technology products division and member of the group executive committee at ABB Group Limited from 1987-2002. Mr. Karvinen was previously a member of the boards of directors of Celulosa Y energía punta pereira sociedad anónima, El esparragal asociacíon agraria de responsibilidad limitada, Eufores sociedad anonima, Forestal cono sur S.A, Stora enso Uruguay S.A., Terminal logistíca, and Zona franca punta Pereira sociedad anónima from 2009-2014, as well as member of the Board of Directors of the Finnish Forest Industries Federation from 2007-2014, member of the Board of Directors of the Confederation of European Paper Industries from 2007-2014, member of the business co-operations council and co-chairman of the Forest Industry Task Force, EU-Russia Industrialists’ Round Table from 2008-2014 and member of the election committee of the Confederation of Finnish Industries from 2007-2010. Mr. Karvinen is a Finnish citizen.

Vivek Badrinath	1969	Vivek Badrinath has been a member of Nokia’s Board of Directors since 2014. Mr. Badrinath is also a member of the Audit Committee. Mr. Badrinath is an independent director. Mr. Badrinath is the deputy CEO of Accor Group. Mr. Badrinath is a member of the Board of Directors of AAPC India. Mr. Badrinath was the deputy CEO of Orange from 2013-2014, head of business services of Orange from 2010-2013, member of the executive committee and head of networks and operators division of Orange from 2009-2010, CTO of mobile activities of Orange from 2004-2009 and held various technical positions in the long-distance networks division of Orange Group from 1996-2000. Mr. Badrinath was the CEO of Thomson India from 2000-2004. Mr. Badrinath was a member of the Board of Directors of FT Marine SAS from 2012-2013. Mr. Badrinath is a French citizen.

Bruce Brown	1958	Bruce Brown has been a member of Nokia’s Board of Directors since 2012. Mr. Brown is also the chairman of the Personnel Committee and member of the Corporate Governance and Nomination Committee. Mr. Brown is an independent director. Mr. Brown was the CTO of The Proctor & Gamble Company between 2008 and 2014 and served in various executive and managerial capacities in the baby care, feminine care and beauty care units of The Proctor and Gamble Company in the United States, Germany and Japan between 1980 and 2008. Mr. Brown is a member of the Board of Agency for Science, Technology & Research (A*STAR) in Singapore, a member of the Board of Trustees of Xavier University and a member of the board, audit committee, and nominating and corporate governance committee of P.H. Glatfelter Company. Mr. Brown is a United States citizen.

Elizabeth Doherty	1957	Elizabeth Doherty has been a member of Nokia’s Board of Directors since 2013 and is also a member of the Audit Committee. Ms. Doherty is an independent director. Ms. Doherty was the CFO of Cognita Schools from 2014-2015, CFO and executive director of Reckitt Benckiser Group plc from 2011-2013, CFO and executive director of Brambles Industries Ltd from 2007-2009 and group international finance director of Tesco plc from 2001-2007. Ms. Doherty held various executive and managerial positions, including senior president finance, Central and Eastern Europe; commercial director, Unilever Thai Holdings Ltd; commercial director, Frigo España SA; supply chain manager, Mattessons Walls Ltd; and internal audit manager, at Unilever plc from 1979-2001. Ms. Doherty is a member of the board, member of the remuneration committee and chair of the audit committee of Dunelm Group plc, a member of the supervisory boad of Corbion NV, and a member of the board and audit committee of Delhaize SA. Ms. Doherty was a member of the board and audit committee of SAB Miller plc from 2004-2011. Ms. Doherty is a citizen of the United Kingdom.

Nokia announced on October 22, 2015, that Elizabeth Doherty will step down from the Nokia Board of Directors subject to and following the Completion of the Exchange Offer.

Simon Jiang	1953	Simon Jiang has been a member of Nokia’s Board of Directors since 2015. Mr. Jiang is also a member of the Personnel Committee. Mr. Jiang is an independent director. Mr. Jiang is the founder and chairman of CyberCity International Limited. Mr. Jiang was the chairman of Vision Century Corporation Ltd from 2002-2008, founder of CyberCity Group of Companies from 1997-2002 and deputy chief and fund manager of United Nations Joint Staff Pension Fund from 1992-1997. Mr. Jiang is the non-executive director of China Petroleum Chemical Corp (Sinopec), non-executive director of COSCO International Holdings Ltd., and trustee of Cambridge China Development Trust, director of China Disabled Persons Federation, national committee member of Chinese People’s Political Consultative Conference, member of United Nations Pension Fund Investments Committee and a senior fellow of Judge Business School, Cambridge University. Mr. Jiang is a citizen of the Hong Kong SAR of China.

Elizabeth Nelson	1960	Ms. Nelson has been a member of Nokia’s Board of Directors since 2012 and is also a member of the Audit Committee. Ms. Nelson is an independent director. Ms. Nelson is the chairman of the board of DAI, independent lead director and chair of the audit committee of Zendesk Inc., and member of the board and chair of the audit committee of Pandora Media. Ms. Nelson was the executive vice president and CFO of Macromedia, Inc. from 1997-2005, vice president, corporate development, of Macromedia, Inc. from 1996-1997, various roles in Corporate Development and International Finance of Hewlett-Packard Company from 1988-1996 and an associate, Robert Nathan Associates from 1982-1986. Ms. Nelson was a member of the boards of directors of Brightcove, Inc. from 2010-2014, SuccessFactors, Inc. from 2007-2012, Ancestry.com, Inc. from 2009-2012 and Autodesk, Inc. from 2007-2010. Ms. Nelson is a United States citizen.

Kari Stadigh	1955	Kari Stadigh has been a member of Nokia’s Board of Directors since 2011 and is also a member of the Personnel Committee and the Corporate Governance and Nomination Committee. Mr. Stadigh is an independent director. Mr. Stadigh is group CEO and president of Sampo plc. Mr. Stadigh was deputy CEO of Sampo plc from 2001-2009, president of Sampo Life Insurance Company Limited from 1999-2000, president of Nova Life Insurance Company Ltd from 1996 to 1998 and president and

COO of Jaakko Pöyry Group from 1991-1996. Mr. Stadigh is a member of the Board of Directors and chair of the risk committee of Nordea Bank AB (publ), chairman of the Boards of Directors of If P&C Insurance Holding Ltd (publ) and Mandatum Life Insurance Company Limited, and member of the Board of Directors of the Federation of Finnish Financial Services and Waypoint Capital Group Holdings Ltd. Mr. Stadigh was member of the Board of Directors of Central Chamber of Commerce of Finland from 2011-2015, chairman of the Board of Directors of Kaleva Mutual Insurance Company from 2001-2014, member of the Board of Directors of Varma Mutual Pension Insurance Company from 2008-2013, member of the Board of Directors of Confederation of Finnish Industries EK from 2011-2013, chairman of the Board of Directors of Alma Media Corporation from 2005-2011, member of the Board of Directors of Pension Insurance Corporation holdings LLP from 2006-2011 and a member of the Board of Directors of Oy Forcit AB from 2006-2015. Mr. Stadigh is a Finnish citizen.

On October 22, 2015, Nokia announced that the Nokia Board of Directors has resolved to convene an Extraordinary General Meeting to be held on December 2, 2015. The Board and its Corporate Governance and Nomination Committee submitted a proposal for changes to the composition of the Board of Directors, increasing the number of members of the Board of Directors from the current eight members to ten members and that Louis R. Hughes, Jean C. Monty and Olivier Piou be elected as new members of the Board of Directors of Nokia, subject to and following the Completion of the Exchange Offer. Elizabeth Doherty will step down from the Nokia Board of Directors subject to and following the Completion of the Exchange Offer. The Corporate Governance and Nomination Committee will propose to the Board of Directors at the assembly meeting of the new Board of Directors taking place after the Completion of the Exchange Offer that Olivier Piou be elected as the new Vice Chairman of the Board of Directors, subject to his election to the Board. Risto Siilasmaa will continue as the Chairman of the Board of Directors

Board of Directors’ Work

The Board represents and is accountable to the shareholders of Nokia. The Board’s responsibilities are active, not passive, and include the responsibility to evaluate the strategic direction of Nokia, its management policies and the effectiveness of the implementation of such by the management on a regular basis. It is the responsibility of the members of the Board to act in good faith and with due care, so as to exercise their business judgment on an informed basis, in a manner which they reasonably and honestly believe to be in the best interests of Nokia and its shareholders. In discharging that obligation, the members of the Board must inform themselves of all relevant information reasonably available to them. The Board and each Board Committee also has the power to appoint independent legal, financial or other advisers as they deem necessary from time to time.

The Board’s responsibilities also include overseeing the structure and composition of Nokia’s top management and monitoring legal compliance and the management of risks related to Nokia’s operations. In doing so, the Board may set annual ranges and/or individual limits for capital expenditures, investments and divestitures and financial commitments that are not to be exceeded without separate Board approval.

In risk management policies and processes, the Board’s role includes risk analysis and assessment in connection with financial, strategy and business reviews, updates and decision-making proposals.

The Board has the responsibility for appointing and discharging the President and Chief Executive Officer and the other members of the Nokia Group Leadership Team. The Board appointed, effective as of May 1, 2014 Rajeev Suri as President and Chief Executive Officer of Nokia. His rights and responsibilities include those allotted to the President under Finnish law and he also chairs the Nokia Group Leadership Team.

Subject to the requirements of Finnish law, the independent directors of the Board confirm the compensation and terms of employment of the President and Chief Executive Officer and the Board approves these based on the recommendation of the Personnel Committee. The compensation and employment conditions of the other members of the Nokia Group Leadership Team are approved by the Personnel Committee upon the recommendation of the President and Chief Executive Officer. The Board of Directors also decides on the issuance of shares to fulfill the company’s obligations under equity plans in respect of vested awards to be settled.

The Board has three Committees: the Audit Committee, the Personnel Committee and the Corporate Governance and Nomination Committee. These Committees assist the Board in its duties pursuant to their respective Committee charters. The Board elects, and the independent directors of the Board confirm, the election of the members and chairmen for the Board’s Committees from among the Board’s independent directors upon the recommendation of the Corporate Governance and Nomination Committee and upon each Committee’s member qualification standards. The Board may also establish ad hoc Committees for detailed reviews or consideration of particular topics to be proposed for the approval of the Board.

In line with Nokia’s Corporate Governance Guidelines, the Board conducts annual performance evaluations, which also include evaluations of the Board Committees’ work. In 2014, the Board conducted an evaluation process consisting of self-evaluations and peer evaluations, as well as interviews. The feedback from selected members of management was also requested as part of this evaluation process. The results of the evaluation are discussed by the entire Board.

Nokia Group Leadership Team and the President and Chief Executive Officer

At the date of this Listing Prospectus, the members of the Nokia Group Leadership Team are as follows:

Name	Position	Nokia Group Leadership Team member since
Rajeev Suri	Chairman	2014
Timo Ihamuotila	Member	2007
Samih Elhage	Member	2014
Sean Fernback	Member	2014
Ramzi Haidamus	Member	2014

Name	Title	Year of Birth	Present Principal Occupation and Five-Year Employment History
Rajeev Suri	President and Chief Executive Officer	1967	Rajeev Suri joined Nokia in 1995 and the Nokia Group Leadership Team in 2014. Mr. Suri has held numerous executive level positions in the Company, most recently as CEO of Nokia Solutions and Networks (previously Nokia Siemens Networks) from October 2009 to April 2014. Prior to joining Nokia, Mr. Suri was head of group procurement, imports and special projects, Churchgate Group, Nigeria from 1993–1995, national account manager, transmission/manager, strategic planning, ICL India (ICIM) from 1990–1993 and production engineer, Calcom Electronics in 1989. Mr. Suri holds a bachelor of engineering (electronics and communications) degree from the Manipal Institute of Technology, Karnataka, India. Mr. Suri is a citizen of Singapore.

Samih Elhage	Executive Vice President and Chief Financial and Operating Officer, Nokia Networks	1961	Samih Elhage joined Nokia Siemens Networks in 2012 and the Nokia Group Leadership Team in 2014. Mr. Elhage has been the chief financial officer of Nokia Solution and Networks since 2013 and the chief operating officer since 2012. Before joining Nokia, Mr. Elhage was a senior advisor to leading private equity and global management consulting firms from 2011–2012, president, carrier voice over IP and applications solutions (CVAS) division, Nortel from 2008–2010, leadership positions in

			operations, business transformation, broadband networks, optical networks, and core data networks, Nortel from 1998–2008 and held multiple leadership and management roles related to network development at Bell Canada from 1990–1998. Mr. Samih holds a bachelor of electrical engineering (telecommunications) from the University of Ottawa, Canada, bachelor of economics from the University of Ottawa, Canada, and a master of electrical engineering (telecommunications) from the École Polytechnique de Montréal, Canada. Mr. Elhage is a citizen of Canada.

Sean Fernback	President, HERE	1963	Sean Fernback joined Nokia and has served as President of HERE, and been a member of the Nokia Group Leadership Team, since 2014. He previously served as Senior Vice President, everyday mobility at HERE in 2014. Prior to joining Nokia, Mr. Fernback was senior vice president of engineering & product development, TomTom from 2008–2014, vice president of hardware engineering, TomTom from 2006–2007, chief technology officer, TV Compass Ltd, London from 2003–2006, acting chief technology officer, Boardbug Ltd, London in 2003, chief information officer, Pogo Technology Ltd/ Pogo Mobile Solutions Ltd, London from 2000–2003 and founder and CEO, Motionworks from 1989–2000. Mr. Fernback is currently a member of the Board of Directors of the Stiching Mapcode Foundation. Mr. Fernback holds a diploma in microelectronics engineering from the University of Hertfordshire, United Kingdom. Mr. Fernback is a citizen of the United Kingdom.

Ramzi Haidamus	President, Nokia Technologies	1964	Ramzi Haidamus joined Nokia and has served as President, Nokia Technologies, and been a member of the Nokia Group Leadership Team, since 2014. Before joining Nokia, Mr. Haidamus spent a combined 18 years at Dolby Laboratories, Inc. and Dolby Labs Licensing Corporation, and served in several executive roles, including executive vice president, marketing and business development, executive vice president, sales and marketing, senior vice president and general manager; director, business development; technology business strategist; manager, digital technologies licensing, and senior licensing engineer, between 1996–2014. Mr. Haidamus was also a design engineer at Stanford Research Systems between 1989 and 1996. Mr. Haidamus holds a bachelor of science in electrical engineering and a master of science in electrical engineering from the University of the Pacific, California. Mr. Haidamus is a United States citizen.

Timo Ihamuotila	Executive Vice President and Group Chief Financial Officer	1966	Timo Ihamuotila has served as the Group Chief Financial Officer since 2009 and as a member of the Nokia Group Leadership Team since 2007. Mr. Ihamuotila previously served as interim President of Nokia Corporation between September 2013 and April 2014. Mr. Ihamuotila first joined Nokia in 1993 and served as manager, dealing &

risk management, until 1996. Between 1996 and 1999, Mr. Ihamuotila was vice president of Nordic derivative sales, Citibank plc. Mr. Ihamuotila rejoined Nokia in 1999 and served in multiple roles, including director, corporate finance, vice president, finance, corporate treasurer, senior vice president, CDMA business unit, mobile phones, executive vice president, sales and portfolio management, mobile phones, executive vice president, sales, markets. Mr. Ihamuotila was an analyst, assets and liability management, at Kansallis Bank from 1990–1993. Mr. Ihamuotila is member of the Board of Directors of Uponor Corporation and member of the Board of Directors of Central Chamber of Commerce of Finland. Mr. Ihamuotila holds a master of science (economics) and a licentiate of science (finance) from the Helsinki School of Economics, Finland. Mr. Ihamuotila is a Finnish citizen.

The President and Chief Executive Officer plays an active role in compensation governance and performance management processes for his direct reports and the wider employee population in Nokia. The President and Chief Executive Officer is not a member of the Personnel Committee and does not vote at Personnel Committee meetings nor does he participate in any conversations regarding his own compensation.

Corporate Governance

Nokia’s corporate governance practices comply with Finnish laws and regulations as well as with Nokia’s Articles of Association. Nokia also complies with the Finnish Corporate Governance Code, available at www.cgfinland.fi, with the following exception in 2014:

Nokia was not in full compliance with recommendation 39 of the Finnish Corporate Governance Code, as Nokia’s Restricted Share Plans did not include performance criteria but were time-based only, with a restriction period of at least three years from the grant. Restricted shares (“Nokia Restricted Shares”) are granted only for exceptional retention and recruitment purposes aimed to ensure Nokia is able to retain and recruit talent vital to its future success. In the Restricted Share Plan 2014, the number of shares to be granted was reduced significantly and they are no longer granted regularly. Similarly, under the Restricted Share Plan 2015, Nokia Restricted Shares are only used on a highly limited basis and only in exceptional retention and recruitment circumstances.

Nokia complies with corporate governance standards, which are applicable due to listing of its shares on Nasdaq Helsinki. Furthermore, as a result of the listing of its shares on the NYSE and its registration under the U.S. Securities Exchange Act of 1934, Nokia must comply with the U.S. federal securities laws and regulations, including the Sarbanes-Oxley Act of 2002 as well as the requirements of the NYSE, in particular the corporate governance standards under Section 303A of the NYSE Listed Company Manual, which is available at http://nysemanual.nyse.com/lcm/. Nokia complies with these standards to the extent such provisions are applicable to foreign private issuers.

To the extent any non-domestic rules and regulations would require a violation of the laws of Finland, Nokia is obliged to comply with Finnish law and requirements. There are no significant differences in the corporate governance practices applied by Nokia compared to those applied by U.S. companies under the NYSE corporate governance standards, with the exception that Nokia complies with the requirements of Finnish law with respect to the approval of equity compensation plans. Under Finnish law, stock option plans require shareholder approval at the time of their launch. All other plans that include the delivery of company stock in the form of newly-issued shares or treasury shares require shareholder approval at the time of the delivery of the shares, unless the shareholder approval has been granted through an authorization to the Board, a maximum of five years earlier. The NYSE corporate governance standards require that the equity compensation plans be approved by a company’s shareholders. Nokia aims to minimize the necessity for, or consequences of, conflicts between the laws of Finland and applicable non-domestic requirements.

The Board has also adopted Corporate Governance Guidelines to reflect Nokia’s commitment to good corporate governance.

Committees

The Board has three Committees: the Audit Committee, the Personnel Committee and the Corporate Governance and Nomination Committee. These Committees assist the Board in its duties pursuant to their respective Committee charters. The Board elects, and the independent directors of the Board confirm, the election of the members and chairmen for the Board’s Committees from among the Board’s independent directors upon the recommendation of the Corporate Governance and Nomination Committee and upon each Committee’s member qualification standards. The Board may also establish ad hoc Committees for detailed reviews or consideration of particular topics to be proposed for the approval of the Board.

The Audit Committee

The Audit Committee consists of a minimum of three members of the Board who meet all applicable independence, financial literacy and other requirements as stipulated by Finnish law and the rules of the stock exchanges where Nokia Shares are listed, i.e., Nasdaq Helsinki and the NYSE. As of May 5, 2015, the Audit Committee has consisted of the following four members of the Board: Jouko Karvinen (Chairman), Vivek Badrinath, Elizabeth Doherty and Elizabeth Nelson.

The Audit Committee is established by the Board primarily for the purpose of oversight of accounting and financial reporting processes of Nokia and the audits of its financial statements. The Committee is responsible for assisting the Board in the oversight of: (1) the quality and integrity of company’s financial statements and related disclosures; (2) the statutory audit of the company’s financial statements; (3) the external auditor’s qualifications and independence; (4) the performance of the external auditor subject to the requirements of Finnish law; (5) the performance of the company’s internal controls and risk management and assurance function; (6) the performance of the internal audit function; and (7) the company’s compliance with legal and regulatory requirements, including also the performance of its ethics and compliance program. The Committee also maintains procedures for the receipt, retention and treatment of complaints received by the company regarding accounting, internal controls, or auditing matters and for the confidential, anonymous submission by Nokia employees of concerns relating to accounting or auditing matters. Nokia’s disclosure controls and procedures, which are reviewed by the Audit Committee and approved by the President and Chief Executive Officer and the Nokia Group Chief Financial Officer, as well as the internal controls over financial reporting, are designed to provide reasonable assurance regarding the quality and integrity of the company’s financial statements and related disclosures.

Under Finnish law, an external auditor is elected by shareholders by a simple majority vote at the Annual General Meeting for one fiscal year at a time. The Audit Committee proposes to the shareholders, upon its evaluation of the qualifications and independence of the external auditor, the nominee for election or re-election. Under Finnish law, the fees of the external auditor are also approved by the shareholders by a simple majority vote at the Annual General Meeting. The Committee makes a proposal to the shareholders in respect of the fees of the external auditor, and approves the external auditor’s annual audit fees under the guidance given by the Annual General Meeting. For information about the fees paid to Nokia’s external auditor, PricewaterhouseCoopers, during 2014, refer to the section “—Auditors”.

In discharging its oversight role, the Audit Committee has full access to all company books, records, facilities and personnel. The Committee may appoint counsel, auditors or other advisers in its sole discretion, and must receive appropriate funding, as determined by the Audit Committee, from Nokia for the payment of compensation to such outside advisers.

The Board has determined that all members of the Audit Committee, including its Chairman, Jouko Karvinen, are “audit committee financial experts” as defined in the requirements of Item 16A of an annual report on Form 20-F filed with the U.S. Securities and Exchange Commission. Mr. Karvinen and each of the other members of the Audit Committee are “independent directors” as provided for in the Finnish Corporate Governance Code and as defined in Section 303A.02 of the New York Stock Exchange Listed Company Manual.

The Audit Committee meets a minimum of four times a year based upon a schedule established at the first meeting following the appointment of the Committee. The Committee meets separately with the representatives of Nokia’s management, heads of the internal audit and ethics and compliance functions, and the external auditor in connection with each regularly scheduled meeting. The head of the internal audit function has at all times direct access to the Audit Committee, without involvement of management.

The Audit Committee held ten meetings in 2014. The average attendance at the meetings was 98%. In addition, any director who so wishes may attend meetings of the Audit Committee as a non-voting observer.

The Personnel Committee

The Personnel Committee consists of a minimum of three members of the Board who meet all applicable independence requirements as stipulated by Finnish law and the rules of the stock exchanges where Nokia Shares are listed i.e., Nasdaq Helsinki and the NYSE. As of May 5, 2015, the Personnel Committee has consisted of the following three members of the Board: Bruce Brown (Chairman), Simon Jiang and Kari Stadigh.

The primary purpose of the Personnel Committee is to oversee the personnel related policies and practices at Nokia, as described in the Committee charter. It assists the Board in discharging its responsibilities in relation to all compensation, including equity compensation, of the company’s executives and their terms of employment. The Committee has overall responsibility for evaluating, resolving and making recommendations to the Board regarding: (1) compensation of the company’s top executives and their terms of employment; (2) all equity-based plans; (3) incentive compensation plans, policies and programs of the company affecting executives; and (4) other significant incentive plans. The Committee is responsible for overseeing compensation philosophy and principles and ensuring the above compensation programs are performance-based, designed to contribute to the long-term shareholder value creation and alignment to shareholders’ interests, properly motivate management, and support overall corporate strategies. The Committee is responsible for the review of senior management development and succession plans.

The Personnel Committee held seven meetings in 2014. The average attendance at the meetings was 92%. In addition, any director who so wishes may attend meetings by the Personnel Committee as a non-voting observer.

As part of its responsibilities the Personnel Committee assists the Board in discharging its responsibilities relating to all compensation, including equity compensation, of the Company’s executives and the terms of employment of the same, making recommendations to the Board:

•	recommends to the Board the corporate goals and objectives relevant to the compensation of the President and Chief Executive Officer, and evaluates the performance of the President and Chief Executive Officer against previously established goals and objectives as well as proposes to the Board the compensation level of the President and Chief Executive Officer;

•	reviews and approves changes to the peer group for assessment of the competitiveness of Nokia’s compensation from time to time;

•	approves and oversees recommendations from the President and Chief Executive Officer for compensation for other members of the Nokia Group Leadership Team and any other executive-level direct reports to the Chief Executive Officer;

•	reviews and approves goals and objectives relevant to the compensation for other members of the Nokia Group Leadership Team and any other executive-level direct reports to the Chief Executive Officer, and reviews the results of the evaluation of their performance in relation to the approved goals and objectives;

•	reviews and periodically makes recommendations to the Board regarding the operation and amendment of any long-term incentive arrangements and all equity plans; and

•	reviews the content of and ensuring compliance with the share ownership policy.

The Corporate Governance and Nomination Committee

The Corporate Governance and Nomination Committee consists of three to five members of the Board who meet all applicable independence requirements as stipulated by Finnish law and the rules of the stock exchanges where Nokia Shares are listed, i.e., Nasdaq Helsinki and the NYSE. As of May 5, 2015, the Corporate Governance and Nomination Committee has consisted of the following four members of the Board: Risto Siilasmaa (Chair), Bruce Brown, Jouko Karvinen and Kari Stadigh.

The Corporate Governance and Nomination Committee’s purpose is: (1) to prepare the proposals for the General Meetings in respect of the composition of the Board and the director remuneration to be approved by the shareholders; and (2) to monitor issues and practices related to corporate governance and to propose necessary actions in respect thereof.

The Committee fulfills its responsibilities by (1) actively identifying individuals qualified to be elected members of the Board as well as considering and evaluating the appropriate level and structure of director remuneration; (2) proposing the director nominees to the shareholders for election at the Annual General Meeting as well as the director remuneration; (3) monitoring significant regulatory and legal developments as well as in the practice of corporate governance and of the duties and responsibilities of directors of public companies; (4) assisting the Board and each Committee of the Board in its annual performance evaluations, including establishing criteria to be applied in connection with such evaluations; (5) developing and recommending to the Board and administering Nokia’s Corporate Governance Guidelines; and (6) reviewing Nokia’s disclosure in the corporate governance statement.

The Committee has the power to appoint search firms or advisers to identify appropriate candidates. The Committee may also appoint counsel or other advisers, as it deems appropriate from time to time. The Committee has the sole authority to appoint or terminate the services of such search firms or advisers and to review and approve such search firm or adviser’s fees and other retention terms. It is the Committee’s practice to appoint a search firm to identify new director candidates.

The Corporate Governance and Nomination Committee held six meetings in 2014. The average attendance at the meetings was 95%. In addition, any director who so wishes may attend meetings by the Corporate Governance and Nomination Committee as a non-voting observer.

Conflicts of Interests

The current members of the Board are all non-executive. For the term that started at the Annual General Meeting in 2015, all Board members were determined to be independent under the rules of the Finnish Corporate Governance Code and the NYSE.

There are no conflicts of interest between the duties of the members of Nokia’s Board of Directors, the President and Chief Executive Officer of Nokia or the members of the Nokia Group Leadership Team and their private interests.

Members of Nokia’s Board of Directors, the President and Chief Executive Officer of Nokia or the members of the Nokia Group Leadership Team have no family ties to each other.

None of the members of Nokia’s Board of Directors or the Nokia Group Leadership Team, or the President and Chief Executive Officer of Nokia, has been convicted of any fraudulent offence, been involved in any bankruptcies, receiverships or liquidations or been the subject of any official public incrimination and/or sanctions by statutory or regulatory authorities during the past five years.

Moreover, none of the members of Nokia’s Board of Directors or the Nokia Group Leadership Team, or the President and Chief Executive Officer of Nokia, has been disqualified by a court from acting as a member of the administrative, management or supervisory body of an issuer or from acting in the management or conduct of the affairs of any issuer during the past five years.

Management Remuneration and Benefits

Board of Directors

The following table sets forth the annual compensation of the members of the Board for services on the Board and its Committees, as resolved at the respective Annual General Meetings in 2015, 2014, 2013, and 2012.

Position	2015 EUR	2014 EUR	2013 EUR	2012 EUR
Chairman	440 000	440 000	440 000	440 000
Vice Chairman	150 000	150 000	150 000	150 000
Member	130 000	130 000	130 000	130 000
Chairman of Audit Committee	25 000	25 000	25 000	25 000
Member of Audit Committee	10 000	10 000	10 000	10 000
Chairman of Personnel Committee	25 000	25 000	25 000	25 000

Total[1]	1 450 000	1 580 000	1 570 000	1 700 000

[1]	The changes in the aggregate Board compensation year-on-year are attributable to changes in the number of Board members and their Committee memberships. The compensation paid for services rendered remained the same over the relevant periods.

In accordance with Nokia’s policy, directors’ remuneration consists only of an annual fee and no additional fees are paid for meeting attendance. Approximately 40% of the directors’ remuneration is paid in the form of Nokia Shares that are purchased from the market or alternatively by using treasury shares held by the company. The rest of the remuneration is paid in cash, most of which is typically used to cover taxes arising from the remuneration. In addition, directors shall retain all Nokia Shares received as director compensation until the end of their Board membership (except for those shares needed to offset any costs relating to the acquisition of the shares, including taxes). Non-executive directors do not participate in any of Nokia’s equity programs and do not receive performance shares (“Nokia Performance Shares”), Nokia Restricted Shares or any other equity based or otherwise variable compensation for their duties as Board members.

The compensation of the Board is resolved annually by Nokia’s shareholders at the Annual General Meeting. It is resolved by a majority vote of the shareholders represented at the Annual General Meeting, upon the proposal of the Corporate Governance and Nomination Committee of the Board. The compensation is determined as of the date of the Annual General Meeting until the close of the next Annual General Meeting.

When preparing the proposal for compensation of the Board of Directors for the Annual General Meeting, the Corporate Governance and Nomination Committee reviews and compares total compensation levels and their criteria to other global peer group companies with net sales and a complexity of business comparable to that of Nokia’s. The Corporate Governance and Nomination Committee’s aim is to ensure that Nokia has an efficient Board of international professionals representing a diverse mix of skills and experience. Competitive Board remuneration contributes to the achievement of this target.

The annual remuneration structure paid to the members of the Board of Directors, as decided on by the Annual General Meetings in the respective years, is as follows:

	2014		2013		2012
	Gross annual fee[1] Euro	Shares received number	Gross annual fee[1] Euro	Shares received number	Gross annual fee[1] Euro	Shares received number
Risto Siilasmaa, Chairman from May 3, 2012[2]	440 000	31 186	440 000	77 217	440 000	70 575
Dame Marjorie Scardino, Vice Chairman until May 7, 2013	—	—	—	—	150 000	24 062
Jouko Karvinen, Vice Chairman from May 7, 2013[3]	175 000	12 403	175 000	14 374	155 000	24 860
Vivek Badrinath[4]	140 000	9 922	—	—	—	—
Bruce Brown[5]	155 000	10 986	130 000	10 678	130 000	20 850
Elisabeth Doherty[6]	140 000	9 922	140 000	11 499	—	—
Henning Kagerman[7]	—	—	155 000	12 731	155 000	24 860
Helge Lund[7]	—	—	130 000	10 678	130 000	20 850
Isabel Marey-Semper	—	—	—	—	140 000	22 454
Mårten Mickos	130 000	9 214	130 000	10 678	130 000	20 850
Elizabeth Nelson[8]	140 000	9 922	140 000	11 499	140 000	22 454
Kari Stadigh	130 000	9 214	130 000	10 678	130 000	20 850
Dennis Strigl	130 000	9 214	—	—	—	—
Simon Jiang	—	—	—	—	—	—

Total	1 580 000		1 570 000		1 700 000

[1]	Approximately 40% of each Board member’s annual compensation is paid in Nokia Shares purchased from the market. The remaining approximately 60% is paid in cash. The Board members do not participate in any of Nokia’s equity programs or receive any other form of variable compensation for their duties as Board members.
[2]	Represents compensation paid for services as the Chairman of the Board. Excludes compensation paid for services as the Interim Chief Executive Officer. Refer to the section “—President and Chief Executive Officer and the Nokia Group Leadership Team”.
[3]	Consists of EUR 150 000 for service as Vice Chairman of the Board and EUR 25 000 for services as the Chairman of the Audit Committee.
[4]	Consists of EUR 130 000 for services as a member of the Board and EUR 10 000 for service as a member of the Audit Committee.
[5]	Consists of EUR 130 000 for services as a member of the Board and EUR 25 000 for service as the Chairman of the Personnel Committee.
[6]	Consists of EUR 130 000 for services as a member of the Board and EUR 10 000 for service as a member of the Audit Committee.
[7]	Served on the Board until the Annual General Meeting in 2014.
[8]	Consists of EUR 130 000 for services as a member of the Board and EUR 10 000 for service as a member of the Audit Committee.

President and Chief Executive Officer and the Nokia Group Leadership Team

At the date of this Listing Prospectus, the members of the Nokia Group Leadership Team are the following:

Name	Position held in 2014	Appointment date
Rajeev Suri	President and Chief Executive Officer	May 1, 2014
Timo Ihamuotila	EVP, Group Chief Financial Officer	September 1, 2011
Samih Elhage	EVP, Chief Financial and Operating Officer, Nokia Networks	May 1, 2014
Ramzi Haidamus	President, Nokia Technologies	September 3, 2014
Sean Fernback	President, HERE	November 1, 2014

The following table reflects the cash compensation and benefits earned in 2014 and the value of long-term incentive awards made to the Nokia Group Leadership Team members serving as of the end of 2014. In addition, the table sets forth the compensation of each other individual who served as Chief Executive Officer or Chief Financial Officer at any point during the year, as well as up to two other Nokia Group Leadership Team members who would have been among the three most highly compensated had they still been serving Nokia Group Leadership Team members at year-end. In line with Nokia’s overall compensation philosophy, Nokia’s executives are rewarded using a mix of fixed and variable pay.

Name and principal position[1]	Year	Salary EUR	Short-term variable compensation[2] EUR	Stock awards[3] EUR	Option awards[3] EUR	Change in pension value and nonqualified deferred compensation earnings[4] EUR	Payments to defined contribution retirement plans[4] EUR		All other compensation EUR		Total[15] EUR
Rajeev Suri President and Chief Executive Officer	2014	932 666	1 778 105	3 759 936	0	0	686 206		168 645	[5]	7 325 558
Risto Siilasmaa Interim Chief Executive Officer, September 3, 2013 to April 30, 2014/ Current Board Chairman	2014 2013	0 0	0 0	0 0	0 0	0 0	191 475 0		1 126 323 500 000	[6]	1 317 798 500 000
Timo Ihamuotila EVP, Group Chief Financial Officer/Interim President, September 3, 2013 to April 30, 2014	2014 2013 2012	621 277 578 899 570 690	945 579 628 909 57 750	954 444 1 136 530 539 300	0 547 748 106 575	0 0 0	213 277 152 689 122 093		113 337 314 066 40 146	[7]	2 847 914 3 358 841 1 436 554
Samih Elhage EVP, Chief Financial and Operating Officer, Nokia Networks	2014	593 333	703 221	1 388 288	0	0	96 554	[8]	154 183	[8]	2 935 579
Ramzi Haidamus[9,10] President, Nokia Technologies	2014	158 998	169 490	716 220	0	0	1 663		10 796	[11]	1 057 167
Sean Fernback President, HERE	2014	321 555	267 259	620 432	0	73 967	0		127 428	[12]	1 410 641
Stephen Elop Former President and Chief Executive Officer/Former EVP, Devices & Services	2014 2013 2012	338 088 1 105 171 1 079 500	0 769 217 0	0 5 385 660 2 631 400	0 2 197 691 497 350	0 0 0	229 213 196 992 247 303		24 489 143 121 765 69 395	[13]	25 056 444 9 776 496 4 524 948
Louise Pentland[9,10] Former EVP, Chief Legal Officer	2014 2013 2012	282 776 441 499 466 653	0 476 027 46 321	0 905 120 407 730	0 427 329 81 708	0 0 0	9 485 9 324 9 787		2 835 913 530 12 974	[14]	3 128 174 2 259 829 1 025 173

[1]	The positions set forth in this table are the positions at year-end of the Nokia Group Leadership Team. For Mr. Elop and Ms. Pentland the table sets forth their positions at the time of their membership in the Nokia Group Leadership Team.
[2]	Short-term variable compensation payments are part of Nokia’s short-term cash incentive plan. The amount consists of the annual incentive cash payment and/or other short-term variable compensation earned and paid or payable by Nokia for the respective fiscal year.
[3]	Amounts shown represent the grant date fair value of equity grants awarded for the respective fiscal year. The fair value of Nokia Stock Options equals the estimated fair value on the grant date, calculated using the Black-Scholes model. The fair value of Nokia Performance Shares and Nokia Restricted Shares equals the estimated fair value on grant date. The estimated fair value is based on the grant date market price of a Nokia Share less the present value of dividends expected to be paid during the vesting period. The value of the Nokia Performance Shares is presented on the basis of granted number of shares, which is two times the number of shares at threshold. The value of the stock awards with Nokia Performance Shares valued at maximum (four times the number of shares at threshold), for each of the named executive officers, is as follows: Mr. Suri EUR 7 519 872; Mr. Ihamuotila EUR 1 908 888; and Mr. Elhage EUR 2 776 576; Mr. Fernback EUR 986 903; and Mr. Haidamus EUR 1 432 440. A significant portion of these equity grants to the Nokia Group Leadership Team is tied to Nokia’s performance and aligned with the value delivered to shareholders. Therefore, the amounts shown are not representative of the amounts that will actually be earned and paid out to each named executive officer (but rather the accounting grant date fair value of each applicable grant, which is required to be reported in the table).
[4]	Pension arrangements in Finland and the United States are characterized as defined contribution pension arrangements under IAS 19, Employee Benefits. The executives based in Finland are participants in the state mandated TyEL pension arrangements. Executives in the United States participate in the plan described in footnote 10 to this table. Mr. Fernback is a participant in the Nokia Germany Defined Benefit pension plan where the pension is determined by reference to his base salary, age and years of service.
[5]	All other compensation for Mr. Suri in 2014 includes: housing of EUR 62 628; home security EUR 1 080; EUR 31 576 for travel assistance; EUR 34 055 for tuition of minor children; EUR 17 038 tax services and EUR 22 268 for premiums paid under supplemental medical and disability insurance and for mobile phone and driver.
[6]	All other compensation for Mr Siilasmaa represents the value of the shares bought on the open market for Mr. Siilasmaa as compensation for his achievement in his role as Interim Chief Executive Officer, the balance of which he received as shares after deducting associated taxes and social security contributions.
[7]	All other compensation for Mr. Ihamuotila in 2014 includes: EUR 10 320 for car allowance; EUR 292 for security; and EUR 2 725 for premiums paid under supplemental medical and disability insurance and for mobile phone and driver. EUR 100 000 in respect of an allowance given to recognize the additional responsibilities Mr. Ihamuotila took on as of September 3, 2013 to April 30, 2014 where he acted in the role of Interim President and Chairman of the Nokia Leadership Team while also continuing to serve as Chief Financial Officer. Mr. Ihamuotila’s executive agreement covered his position as Executive Vice President and Chief Financial Officer. In recognition of these additional responsibilities, Mr. Ihamuotila received a total of EUR 250 000 paid in five monthly installments of EUR 50 000 each commencing in October 2013, the balance of two payments falling into 2014. No other changes were made to his compensation as a result of his additional responsibilities as Interim President.

[8]	All other compensation for Mr. Elhage in 2014 includes: EUR 140 325 for international assignment related allowances; EUR 3 750 for car allowance; EUR 4 420 tax services; EUR 5 688 for premiums paid under supplemental medical and disability insurance and mobile phone. Pension payments for Mr. Elhage include amounts paid to the company International Retirement Savings Plan in respect of his assignment to Germany and payments to the mandatory TyEL Finnish pension in respect of his service in Finland.
[9]	Salaries, benefits and perquisites for Mr. Haidamus and Ms. Pentland were paid and denominated in USD. Amounts were converted using year-end 2014 USD/EUR exchange rate of 1.25. For years 2013 and 2012 disclosure, amounts were converted using the respective year-end USD/EUR exchange rates, 1.37 and 1.28, respectively.
[10]	Mr. Haidamus and Ms. Pentland participated in Nokia’s U.S Retirement Savings and Investment Plan. Under this 401(k) plan, participants elect to make voluntary pre-tax contributions that are 100% matched by Nokia up to 8% of eligible earnings. 25% of the employer’s match vests for the participants during each of the first four years of their employment. Participants earning in excess of the Internal Revenue Service (IRS) eligible earning limits may participate in the Nokia Restoration and Deferral Plan, which allows employees to defer up to 50% of their salary and 100% of their short-term cash incentive. Contributions to the Restoration and Deferral Plan are matched 100% up to 8% of eligible earnings, less contributions made to the 401(k) plan. Nokia’s contributions to the plan are included under the column “all other compensation” and noted hereafter.
[11]	All other compensation for Mr. Haidamus in 2014 includes: EUR 10 796 for mobility related allowances.
[12]	All other compensation for Mr. Fernback in 2014 includes: EUR 2 428 for car and fuel and EUR 125 000 sign on payment in lieu of bonuses forfeited on leaving his previous employer.
[13]	All other compensation for Mr. Elop in 2014 includes: housing of EUR 12 217; EUR 12 102 for tax services; home security EUR 74; and EUR 1 071 for premiums paid under supplemental medical and disability insurance and for mobile phone and driver. Severance payment in the amount of EUR 24 248 059. Payment in lieu of untaken vacation in line with local legal requirements EUR 215 620. According to the terms of the purchase agreement with Microsoft entered into in connection with the Sale of the Devices & Services Business, 30% of the total severance payment amounting to EUR 7.3 million, was borne by Nokia and the remaining 70% was borne by Microsoft.
[14]	All other compensation for Ms. Pentland in 2014 includes: EUR 3 365 provided under Nokia’s international assignment policy in the UK and Severance payment in the amount of EUR 2 832 548.
[15]	A significant portion of equity grants presented in the table to the Nokia Group Leadership Team members are tied to the performance of the company and aligned with the value delivered to shareholders. Therefore, the amounts shown are not representative of the amounts that will actually be earned and paid out to each Nokia Group Leadership Team member (but rather the accounting grant date fair value of each applicable grant, which is required to be reported in the table). In fact, for each of the years reported, the compensation “realized” by each Nokia Group Leadership Team member is lower than the amount required to be reported in the table.

Service Contract of President and Chief Executive Officer Rajeev Suri, Effective as of May 1, 2014

Pursuant to his service contract Mr. Suri’s annual base salary, which is subject to annual review by the Board of Directors and confirmation by the independent members of the Board of Directors, is EUR 1 000 000 and his incentive target under the Nokia short-term cash incentive plan is 125% of annual base salary. Mr. Suri is entitled to the customary benefits in line with Nokia’s policies applicable to the senior executives, however, some of the benefits are being provided to him on a tax assisted basis. Mr. Suri is also eligible to participate in Nokia Group’s long-term equity based compensation programs in accordance with Nokia policies and guidelines and as determined by the Board of Directors. Pursuant to his service contract Mr. Suri maintained his participation in the Nokia Networks Equity Incentive Plan (“EIP”), which is further detailed in the section “—Incentive Plans” below.

Mr. Suri’s service contract may be terminated as follows:

•	Termination by Nokia for reasons other than cause. In the event of a termination by Nokia for reasons other than cause, Mr. Suri is entitled to a severance payment equaling up to 18 months of compensation (including annual base salary, benefits, and target incentive), and his unvested equity awards will be forfeited;

•	Termination by Nokia for cause. In the event of a termination by Nokia for cause, Mr. Suri is entitled to no additional compensation and all his unvested equity awards will be forfeited;

•	Termination by Mr. Suri for any reason. Mr. Suri may terminate his service contract at any time with six months’ prior notice. Nokia may choose to pay a lump sum payment in lieu of his service during the notice period or ask Mr. Suri to continue his service through all or part of this notice period. In either event, Mr. Suri is entitled to six months of compensation (including annual base salary, benefits, and target incentive), and his unvested equity awards will be forfeited;

•	Termination by Mr. Suri for Nokia’s material breach of the service contract. In the event that Mr. Suri terminates his service contract based on a final arbitration award demonstrating Nokia’s material breach of the service contract, he is entitled to a severance payment equaling to up to 18 months of compensation (including annual base salary, benefits, and target incentive), and all his unvested equity awards will be forfeited; or

•	Termination based on specified events. Mr. Suri’s service contract includes special severance provisions on a termination following a change of control event. Such change of control provisions are based on a double trigger structure, which means that both a change of control event and the termination of the individual’s employment within a defined period of time must take place in order for any change of control based severance payment to become payable. More specifically, if a change of control event has occurred, as defined in the service contract, and Mr. Suri’s service with Nokia is terminated either by Nokia or its successor without cause, or by Mr. Suri for “good reason”, in either case within 18 months from such change of control event, Mr. Suri will be entitled to a severance payment equaling up to 18 months of compensation (including annual base salary, benefits, and target incentive) and cash payment (or payments) for the pro-rated value of his outstanding unvested equity awards, including equity awards under the Nokia Networks Equity Incentive Plan, Nokia Restricted Shares, Nokia Performance Shares and options for Nokia Shares (“Nokia Stock Options”) issued pursuant to Nokia Stock Option Plans 2007 and 2011 (if any), payable pursuant to the terms of the service contract. “Good reasons” referred to above include a material reduction of Mr. Suri’s compensation and a material reduction of his duties and responsibilities, as defined in the service contract and as determined by the Board of Directors.

In addition, the service contract defines a specific, limited termination event that applies until June 30, 2016. Upon this event, if Mr. Suri’s service with Nokia is terminated as a result of the circumstances specified in the service contract, he is entitled to, in addition to normal severance payment payable upon his termination by Nokia for reasons other than cause, to a pro rated value of unvested equity awards under the Nokia Networks Equity Incentive Plan, provided that the termination of his service takes place within six months from the defined termination event (and at or prior to June 30, 2016). Subject to this limited time treatment of unvested equity awards under the Nokia Networks Equity Incentive Plan, all of Mr. Suri’s other unvested equity will be forfeited.

Mr. Suri is subject to a 12-month non-competition obligation that applies after the termination of the service contract or the date when he is released from his obligations and responsibilities, whichever occurs earlier.

Termination Benefits

Maintaining a stable and effective leadership team is considered essential for protecting and enhancing the best interests of Nokia and its shareholders. In order to encourage the continued attention, dedication and continuity of the members of the Nokia Group Leadership Team to their assigned duties without the distraction that may arise from the possibility of termination of employment as a result of a specified change of control event in Nokia, certain provisions have been made available to them.

In all cases, if an executive is dismissed for cause, no compensation will be payable and no outstanding equity will vest.

In the event of termination for any other reason than cause, where the Company pays compensation in lieu of notice period’s salary, benefits and target short-term incentive amounts are taken into account. In addition, special provisions exist for the treatment of equity awards granted prior to the Sale of the Devices & Services Business for Mr. Ihamuotila in the event that Nokia terminates his service contract for reasons other than cause, death or retirement.

The Nokia Group Leadership Team members have change of control agreements with Nokia, which serve as an addendum to their service contracts. These change of control agreements are based on a double trigger structure, which means that both the change of control event and the termination of the individual’s employment must take place for any change of control based severance payment to materialize. More specifically, if a change of control event, as defined in the agreement, has occurred in the company, and the individual’s employment with the company is terminated either by Nokia or its successor without cause, or by the individual for “good reason” (for example, material reduction of duties and responsibilities), in either case within 18 months from such change of control event, the individual will be entitled to his or her notice period compensation (including base salary, benefits, and target incentive) and cash payment (or payments) for the pro-rated value of the individual’s outstanding unvested equity, including Nokia Restricted Shares, Nokia Performance Shares, Nokia Stock Options and equity awards under Nokia Networks Equity Incentive Plan (“EIP”), payable pursuant to the terms of the agreement. The Board of Directors has the full discretion to terminate or amend the change of control agreements at any time.

In addition, in connection with the Exchange Offer, Nokia entered into personal agreements with certain senior management participants in EIP, including Samih Elhage, Executive Vice President and Chief Financial and Operating Officer of Nokia Networks, pursuant to which, if their respective employment with Nokia is terminated (other than for cause) by Nokia within 12 months of Completion of the Exchange Offer they would be entitled to, in addition to normal severance payment payable upon their termination by Nokia for reasons other than cause, to pro-rata settlement of the value of their EIP options. Further, such participants have the right to trigger termination and pro-rata settlement of their respective EIP options after the Completion of the Exchange Offer if they are offered a role within Nokia with materially less responsibility or less total target cash compensation.

Incentive Plans

Short-term Incentives

The 2014 short-term incentives for the President and Chief Executive Officer and the Nokia Group Leadership Team are based on the following measurement criteria, defined in order to reward achievement against key financial targets and the strategic objectives required to ensure that the right strategy, culture and operating model are in place to enable sustainable success for Nokia going forward.

	As a percentage of base salary
Position	Minimum performance	Target performance	Maximum performance	Measurement criteria
President and Chief Executive Officer	0%	125%	250%	Key financial targets (including net sales, operating profit and free cash flow) and key strategic objectives focusing on the strategy, culture and infrastructure of the new Nokia operating model
Other Nokia Group Leadership Team members	0%	75-100%	150-200%	Corporate and business-specific key financial targets as appropriate for each role (including net sales, operating profit or EBITDA and free cash flow) and key strategic objectives focusing on the priorities of each of Nokia’s businesses

Long-term Incentives

Nokia’s long-term incentives are designed to ensure alignment with the interests of shareholders and the delivery of sustainable success at a corporate level. Long-term incentive awards were predominantly made in Nokia Performance Shares. In addition to the target level of long-term incentive awards, additional one-time performance share awards were made to Mr. Suri and Mr. Elhage.

Pension Arrangements for the Members of the Nokia Group Leadership Team

The President and Chief Executive Officer and other members of the Nokia Group Leadership Team participate in the local retirement plans applicable to employees in the country of residence. Executives based in Finland, Mr. Suri, Mr. Ihamuotila and Mr. Elhage, participate in the statutory Finnish pension system, as regulated by the Finnish Employees’ Pension Act (395/2006, as amended) (the “Finnish TyEL”), which provides for a retirement benefit based on years of service and earnings according to prescribed rules. No supplemental pension arrangements are provided. Under the Finnish TyEL pension system, base pay, incentives and other taxable fringe benefits are included in the definition of earnings, while gains realized from equity are not. Retirement benefits are available from age 63 to 68, according to an increasing scale. Mr. Haidamus participates in Nokia’s U.S. Retirement Savings and Investment Plan. Under this 401(k) plan, participants elect to make voluntary pre-tax contributions that are 100% matched by Nokia up to 8% of eligible earnings. 25% of the employer’s match vests for the participants annually during the first four years of their employment. Mr. Fernback participates in the HERE Pension Plan that is 100% company funded. Contributions are based on pensionable earnings, the pension table and retirement age.

Management Holdings

General

With respect to the Board, approximately 40% of director compensation is paid in the form of Nokia Shares that are purchased from the market. It is also Nokia’s policy that the Board members retain all Nokia Shares received as director compensation until the end of their Board membership (except for those shares needed to offset any costs relating to the acquisition of the shares, including taxes). In addition, it is Nokia’s policy that non-executive members of the Board do not participate in any of Nokia’s equity programs and do not receive Nokia Stock Options, Nokia Performance Shares, Nokia Restricted Shares or any other equity-based or otherwise variable compensation for their duties as Board members.

The Nokia Group Leadership Team members receive equity-based compensation primarily in the form of Nokia Performance Shares. Nokia Stock Options are no longer granted and Nokia Restricted Shares are only granted in exceptional circumstances.

Share Ownership of the Board of Directors and the Group Leadership Team

The following table sets forth information, as of October 20, 2015, concerning the beneficial ownership of Nokia Shares by:

•	Each member of the Board of Directors of Nokia and members of the Nokia Group Leadership Team; and

•	All members of the Board of Directors of Nokia and members of the Nokia Group Leadership Team as a group.

Amount and Nature of Beneficial Ownership[1]
Name of Beneficial Owner	Nokia Shares Owned Directly or Indirectly[2]	Nokia Shares that Can Be Acquired[3]	Total Nokia Shares	Percent of Class[4]
Risto Siilasmaa	992 334	N/A	992 334	*
Jouko Karvinen	72 723	N/A	72 723	*
Vivek Badrinath	19 255	N/A	19 255	*
Bruce Brown	74 847	N/A	74 847	*
Elizabeth Doherty	30 754	N/A	30 754	*
Simon Jiang	8 666	N/A	8 666	*
Elizabeth Nelson	87 308	N/A	87 308	*
Kari Stadigh	128 558	N/A	128 558	*
Rajeev Suri	29 722	N/A	29 722	*
Samih Elhage	0	N/A	0	*
Ramzi Haidamus	0	44 000	44 000	*
Sean Fernback	0	48 126	48 126	*
Timo Ihamuotila	200 055	1 095 683	1 295 738	*

All directors and executive officers as a group (16 persons)	1 644 222	1 187 809	2 832 031	*

[1]	Unless otherwise indicated, beneficial ownership consists of sole power to vote or direct the vote and sole power to dispose or direct the disposition of the shares listed, either individually or jointly or in common with the individual’s spouse, subject to community property laws where applicable.
[2]	Includes Nokia Shares held through Nokia ADSs.

[3]	The shares indicated in this column represent shares underlying Nokia Stock Options granted under Nokia 2007 and 2011 stock option plans, number of units granted under Restricted Share Plans 2013, 2014 and 2015 and Nokia’s estimation of the number of shares expected to vest under Performance Share Plan 2013.
[4]	* less than 1%

Nokia Performance Shares and Nokia Restricted Shares of the Nokia Group Leadership Team Members

The following table provides certain information relating to Nokia Performance Shares and Nokia Restricted Shares held by the Nokia Group Leadership Team members at October 20, 2015. These entitlements were granted pursuant to the Company’s Performance Share Plans 2013, 2014 and 2015 and Nokia Restricted Share Plans 2013, 2014 and 2015. All of these programs require continued employment with Nokia for the awards to vest.

	Nokia Performance Shares					Nokia Restricted Shares
	Plan Name	Number[1]		Intrinsic value[5] (EUR) at October 20, 2015		Plan Name	Number[1]	Intrinsic value[5] (EUR) at October 20, 2015
Name		Threshold[2]	Maximum[3]
Rajeev Suri	2014	340 020	1 360 078	—		—	—	—
	2015	198 500	794 000
Timo Ihamuotila	2013	115 084	460 334	1 214 937	[4]	2013	162 164	992 444
	2014	86 313	345 250	—			—	—
	2015	69 000	276 000
Samih Elhage	2014	125 546	502 184	—		—	—	—
	2015	56 000	224 000
Ramzi Haidamus	2014	57 500	230 000	—		—	—	—
	2015	60 500	242 000			2015	44 000	269 280
Sean Fernback	2014	29 500	118 000	—		2014	48 126	294 531
	2015	27 000	108 000

[1]	The number of units held under the awards made before June 30, 2014 was adjusted to reflect the impact of the special dividend paid in 2014.
[2]	The threshold number will vest as Nokia Shares, subject to the pre-determined threshold performance levels being met with respect to the applicable performance criteria.
[3]	The maximum number will vest as Nokia Shares, subject to the predetermined maximum performance levels being met with respect to the applicable performance criteria. The maximum number of Nokia Performance Shares equals four times the number at threshold.
[4]	For the Nokia Performance Share Plan 2013, the value of Nokia Performance Shares is presented on the basis of Nokia’s estimation of the number of shares expected to vest multiplied by the closing market price of a Nokia Share as stated in Note 5.
[5]	The intrinsic value is based on the closing market price of a Nokia Share on Nasdaq Helsinki at October 20, 2015 of EUR 5.82.

Stock Option Ownership of the Nokia Group Leadership Team Members

The following table provides certain information relating to stock options held by the members of the Nokia Group Leadership Team at October 20, 2015. These Nokia Stock Options were issued pursuant to Nokia Stock Option Plans 2007 and 2011.

				Number[1]		Total intrinsic value (EUR)[2] at October 20, 2015
Name	Category	Expiration date	Exercise price (EUR)	Exercisable	Unexercisable	Exercisable	Unexercisable
Timo Ihamuotila	2010 2Q	December 31, 2015	8.60	70 000	0	0	0
	2011 2Q	December 27, 2017	5.76	70 000	0	25 200	0
	2011 3Q	December 27, 2017	3.50	100 000	0	262 000	0
	2012 2Q	December 27, 2018	2.18	0	75 000	0	295 500
	2013 2Q	December 27, 2019	2.45	0	370 000	0	1 357 900
	2013 4Q	December 27, 2019	5.51	0	50 000	0	30 500

[1]	Number of Nokia Stock Options equals the number of underlying shares represented by the option entitlement. Nokia Stock Options granted under 2007 and 2011 Stock Option Plans have different vesting schedules. The Stock Option Plan 2007 has a vesting schedule with a 25% vesting one year after grant, and quarterly vesting thereafter, each of the quarterly lots representing 6.25% of the total grant. The grants vest fully in four years. The Stock Option Plan 2011 has a vesting schedule with 50% of Nokia Stock Options vesting three years after grant and the remaining 50% vesting four years from grant.
[2]	The intrinsic value of the Nokia Stock Options is based on the difference between the exercise price of the options and the closing market price of Nokia Shares on Nasdaq Helsinki at October 20, 2015 of EUR 5.82.

* For gains realized upon exercise of Nokia Stock Options for the Nokia Group Leadership Team members, refer to the tables in the section “Shares and Share Capital—Nokia—Stock Options, Equity Compensation and Other Special Rights Entitling to Shares”.

* Although Mr. Suri and Mr. Elhage do not hold Nokia Stock Options, they hold options over shares in Nokia Solutions and Networks B.V. that were granted under the Nokia Networks Equity Incentive Plan in 2012 as further detailed in the section “Shares and Share Capital—Nokia—Stock Options, Equity Compensation and Other Special Rights Entitling to Shares”.

Nokia Networks Equity Incentive Plan

The Nokia Networks Equity Incentive Plan was established in 2012 by the Board of Nokia Siemens Networks prior to Nokia’s acquisition of full ownership of the Nokia Networks’ business. Under this Plan, options over Nokia Solutions and Networks B.V. shares were granted to Mr. Suri, Mr. Elhage and approximately 65 other Nokia Networks’ employees.

The options will be cash-settled at exercise, and the holder will be entitled to half of the share appreciation based on the exercise price and the estimated value of shares on the exercise date, unless an initial public offering (“IPO”) has taken place, at which point the options would be converted into equity-settled options. In the unlikely event of an IPO or exit event, the holder is entitled to the full value of the share appreciation. As the likelihood of a sale or IPO has reduced, the value of any payouts under EIP is expected to be reduced by 50%.

In the event that a sale or an IPO has not occurred, the maximum total payment to Mr. Suri pursuant to the plan would be limited to EUR 10.8 million. In the unlikely event of an IPO or exit event, the value of the options could exceed this maximum.

30% of the options become exercisable on the third anniversary of the grant date with the remainder vesting on the fourth anniversary or, if earlier, all the options will vest on the occurrence of certain corporate transactions such as an IPO. If such a transaction has not taken place by the sixth anniversary of the grant date, the options will be cashed out. If an IPO has taken place, equity-settled options remain exercisable until the tenth anniversary of the grant date.

Other Arrangements

Transactions with the Nokia Group Leadership Team and the Board of Directors

No loans have been granted to the members of the Nokia Group Leadership Team and the Board of Directors in 2014, 2013 or 2012.

Terms of Termination of Employment of the President and Chief Executive Officer

The President and Chief Executive Officer, Rajeev Suri, may terminate his service contract at any time with six months’ prior notice. Nokia Group may terminate his service contract for reasons other than cause at any time with an 18 months’ notice period. If there is a change of control event as defined in Mr. Suri’s service contract and the service contract is terminated either by Nokia Group without cause, or by him for “good reason”, his outstanding unvested equity awards may vest pro rata if he is dismissed within 18 months of the change in control event. If a “limited termination event” takes place before June 30, 2016, as defined in Mr. Suri’s service contract, he will be entitled to the pro-rated value of his EIP options, should his employment be terminated within six months of such an event taking place.

Termination Benefits of the Former President and Chief Executive Officer

The former President and Chief Executive Officer, Stephen Elop, received a severance payment of EUR 24.2 million consisting of a base salary and management incentive of EUR 4.1 million, and equity awards amounting to EUR 20.1 million. According to the terms of the purchase agreement with Microsoft entered into in connection with the Sale of the Devices & Services Business, 30% of the total severance payment amounting to EUR 7.3 million was borne by Nokia Group and the remaining 70% was borne by Microsoft.

Other Related Party Transactions

There have been no material transactions during the last three fiscal years to which any director, executive officer or 5% shareholder, or any relative or spouse of any of them, was a party. At the date of this Listing Prospectus, there is no significant outstanding indebtedness owed to Nokia by any director, executive officer or 5% shareholder. At the date of this Listing Prospectus, there are no material transactions with enterprises controlling, controlled by or under common control with Nokia or associates of Nokia.

Auditors

According to the Articles of Association of Nokia, the Company has one primary auditor authorized by the Finland Chamber of Commerce. The Annual General Meeting held on May 5, 2015 resolved in accordance with the proposal of the Audit Committee that PricewaterhouseCoopers Oy shall be re-elected as auditor of the Company for a term that had begun on January 1, 2015 and will end on December 31, 2015.

In accordance with the proposal of the Audit Committee, Nokia’s Annual General Meeting of Shareholders held on May 5, 2015 resolved that the remuneration of the auditor will be paid based on the invoice of the auditor, in accordance with the purchase policy approved by the Audit Committee.

Alcatel Lucent

Shareholders and potential investors should note that all of the information concerning Alcatel Lucent presented in this Listing Prospectus and in particular in Annex A is solely based on publicly available information of Alcatel Lucent included in Alcatel Lucent Annual Report and Alcatel Lucent Interim Report Alcatel Lucent has filed with the SEC. Nokia confirms that this information has been accurately reproduced and that as far as Nokia is aware and is able to ascertain from information published by Alcatel Lucent, no facts have been omitted which would render the reproduced information inaccurate or misleading.

General

For information about Alcatel Lucent’s Board of Directors, management and auditors in general, refer to sections “Corporate governance” on pages A-83 to A-120 and “Controls and procedures, statutory auditors’ fees and other matters” on pages A-184 to A-187 of Annex A.

Alcatel Lucent’s Board of Directors and Management

For information about Alcatel Lucent’s Board of Directors, Chief Executive Officer and Alcatel Lucent Leadership Team, refer to sections “Corporate governance—Chairman’s corporate governance report—Management Bodies of the Company” on pages A-84 to A-100, “Operating and Financial Review and Prospects—Highlights of Recent Events” on page A-427 of Annex A and “Operating and Financial Review and Prospects—Alcatel Lucent—Recent Developments” of this Listing Prospectus.

Since the filing of Alcatel Lucent Annual Report, the following changes have taken place in the composition of Alcatel Lucent’s Board of Directors.

At Alcatel Lucent’s Annual General Meeting of Shareholders held May 26, 2015, the shareholders approved the appointment of Mrs. Sylvia Summers as independent director of Alcatel Lucent for a period of three years. Mrs. Summers, born in 1953, is both a French and U.S. citizen. Mrs. Summers received a B.S. degree in electrical engineering from Ecole Polytechnique Feminine (France), an M.S. degree in electrical engineering from the University of California at Berkeley, and an M.B.A. degree from Thomson CSF (France). Mrs. Summers has worked in the high tech industry for 38 years, where she held a variety of management positions in research and development, operations, and marketing while residing both in Europe and the U.S. She has 18 years of general management experience in the technology industry having held a variety of senior positions in France in China and in the Unites States of America. Mrs. Summers has held senior positions at Bull and Thomson. Between 1999 and 2001 Mrs. Summers held several positions at Cisco and focused on growth creation, including Group Vice-President of Public Access Managed Network Services, and Vice-President of Internet Access Group. From 2003 to 2007, Mrs. Summers was also Executive Vice-President of Spansion. Mrs. Summers was most recently CEO of Trident Microsystems, where she was responsible for turning around and restructuring the company. Mrs. Summers is currently a member of the boards of Semtech Corp and Headwaters. The business address of Mrs. Summers is 19 Hernandez Avenue, Los Gatos CA 95030, USA.

On September 1, 2015, the resignation of Mr. Michel Combes from his position of CEO and Director of Alcatel Lucent became effective. As of September 1, 2015, Mr. Philippe Camus has acted as the Interim CEO of Alcatel Lucent. For more information, refer to the section “Operating and Financial Review and Prospects—Highlights of Recent Events” on page A-427 of Annex A.

As of September 2015, Mrs. Véronique Morali has resigned from the Board of Directors of Alcatel Lucent and all Committees of the Board of Directors.

Memberships and Partnerships

For information about the memberships and partnerships of members of Alcatel Lucent’s Board of Directors and management, refer to section “Corporate governance—Chairman’s corporate governance report—Management Bodies of the Company” on pages A-84 to A-100 of Annex A.

Corporate Governance

For information about Alcatel Lucent’s corporate governance, refer to section “Corporate governance” on pages A-83 to A-120 of Annex A.

Committees

For information about Alcatel Lucent’s committees, refer to section “Corporate governance” on pages A-86 and A-115 to A-119 of Annex A.

Since the filing of Alcatel Lucent Annual Report, Mrs. Sylvia Summers became a member of the Audit and Finance Committee. As of September 2015, Mrs. Véronique Morali is no longer a member of the Compensation Committee.

Conflicts of Interests

For information about the conflicts of interests of Alcatel Lucent’s Board of Directors and management, refer to section “Corporate governance—Principles of Organization of our Company’s management—Principles of Corporate Governance” on page A-105 of Annex A.

Management Remuneration and Benefits

For information about the remuneration and benefits of Alcatel Lucent’s management, refer to sections “Corporate governance—Attendance fees” on pages A-105 to A-106, “Regulated agreements” on pages A-119 to A-120 and “Compensation and long-term incentives—Status of the Executive Directors and officers” on pages A-133 to A-146 of Annex A.

Termination Benefits

For information about the termination benefits of Alcatel Lucent’s management, refer to sections “Corporate governance—Principles of Organization of our Company’s management—Principles of Corporate Governance” on page A-106, “Regulated agreements” on pages A-119 to A-120 and “Compensation and long-term incentives—Status of the Executive Directors and officers” on pages A-133 to A-146 of Annex A.

Incentive Plans

For information about Alcatel Lucent’s incentive plans, refer to section “Compensation and long-term incentives—Long-term compensation mechanisms” on pages A-122 to A-133 of Annex A. For more information about the effects of the Exchange Offer on Alcatel Lucent’s incentive plans, refer to section “The Exchange Offer—Treatment of Alcatel Lucent Stock Options and Alcatel Lucent Performance Shares” in this Listing Prospectus.

Pension Arrangements for the Members of the Alcatel Lucent Leadership Team

For information about Alcatel Lucent’s pension arrangements for the members of the Alcatel Lucent Leadership Team, refer to section “Compensation and long-term incentives—Status of the Executive Directors and officers” on pages A-133 to A-146 of Annex A.

Management Holdings

For information about the holdings of Alcatel Lucent’s management as at March 13, 2015, refer to sections “Corporate governance—Chairman’s corporate governance report” on pages A-84 to A-118 and “Listing and shareholdings—Shareholding—Shareholding and changes in its structure” on page A-177 of Annex A.

More recent information on holdings of Alcatel Lucent’s management as a whole is not available. Mrs. Sylvia Summers, whose appointment as independent director of Alcatel Lucent was approved at Alcatel Lucent’s Annual General Meeting of Shareholders held on May 26, 2015, holds 500 Alcatel Lucent ordinary shares.

Other Arrangements

For information about other arrangements in favor of Alcatel Lucent’s Board of Directors, management and auditors, refer to section “Corporate governance—Regulated agreements” on page A-119 to A-120 of Annex A.

Auditors

For information about Alcatel Lucent’s auditors, refer to sections “Controls and procedures, statutory auditors’ fees and other matters—Controls and procedures” on pages A-184 to A-187 and “Alcatel-Lucent consolidated financial statements at December 31, 2014—Report of Independent Registered Public Accounting Firms” on page A-196 of Annex A.

OWNERSHIP STRUCTURE AND DILUTION OF OWNERSHIP

Nokia

A non-Finnish shareholder may appoint an account operator (or certain non-Finnish organizations approved by Euroclear Finland Ltd.) to act as a custodial nominee account holder on its behalf. Therefore, the below tables do not include individual beneficial shareholders that own shares in Nokia through nominees. However, a shareholder is required to notify, without undue delay, a Finnish listed company and the Finnish Financial Supervisory Authority when its voting rights in, or its percentage ownership of, the total number of shares of such Finnish listed company reaches, exceeds or falls below 5%, 10%, 15%, 20%, 25%, 30%, 50%, 2/3 or 90%, calculated in accordance with the Finnish Securities Market Act, or when it enters into an agreement or other arrangement that, when implemented, has such effect. When a listed company has received the above-mentioned information, it must make the information public by a stock exchange release.

Nokia’s registered share capital at the date of this Listing Prospectus is EUR 245 896 461.96.

The following table presents the 10 largest shareholders of Nokia that are registered in Finland and appear on Nokia’s shareholder register maintained by Euroclear Finland Ltd. and their share of voting rights as at October 20, 2015. Each Nokia Share carries one vote. As of October 20, 2015, Nokia and its subsidiaries held 53 232 002 Nokia Shares, which comprise 1.45% of the total number of Nokia Shares but do not confer any voting rights due to their ownership by Nokia or its subsidiaries. Nokia Shares held by Nokia or its subsidiaries have been listed under “Treasury shares” in the table.

Shareholder	Number of Shares	% of the total number of shares	% of voting rights[1]
1. Varma Mutual Pension Insurance Company	80 722 106	2.19	2.23
2. Ilmarinen Mutual Pension Insurance Company	28 893 982	0.79	0.80
3. The State Pension Fund	25 600 000	0.70	0.71
4. Schweizerische Nationalbank	24 132 730	0.66	0.67
5. Elo Mutual Pension Insurance Company	15 200 000	0.41	0.42
6. Svenska Litteratursällskapet i Finland rf	14 312 880	0.39	0.39
7. Nordea Bank Finland Plc	11 536 309	0.31	0.31
8. Folketrygdfondet	11 352 542	0.31	0.31
9. Nordea Suomi Fund	10 854 000	0.30	0.30
10. Keva (Local Government Pensions Institution)	10 004 071	0.27	0.28
Treasury shares	53 232 002	1.45	0.00
Others	3 392 801 269	92.23	93.58

Total	3 678 641 891	100	100

[1]	Treasury shares are not included in calculating voting rights.

Pursuant to the notification of Nokia under Chapter 9, Section 10 of the Finnish Securities Market Act on October 24, 2014, the holdings of BlackRock, Inc. in Nokia, through its controlled undertakings, comprising of both shares and convertible bonds issued by Nokia, amounted to a total of 187 784 314 shares, which at that time corresponded to approximately 5.01% of the total number of shares and voting rights of Nokia. To Nokia’s knowledge, no other shareholder holds more than 5% of the share capital or voting rights of Nokia.

Nokia is not aware of any shareholder having a controlling interest, as referred to in Chapter 2, Section 4 of the Finnish Securities Market Act, in the Company. Following the Completion of the Exchange Offer, if Nokia owns 100% of Alcatel Lucent Securities, the breakdown of the total number of shares and voting rights of Nokia would be as follows (based on the breakdown of the total number of Nokia Shares on October 20, 2015): The information in the table has been prepared for illustrative purposes only and may or may not reflect the actual situation at or after the Completion of the Exchange Offer.

Shareholder	Number of Shares[1]		% of the total number of shares	% of voting rights[2]
1. Varma Mutual Pension Insurance Company	80 722 106	[3]	1.40	1.42
2. Ilmarinen Mutual Pension Insurance Company	28 893 982	[3]	0.50	0.51
3. The State Pension Fund	25 600 000	[3]	0.44	0.45
4. Schweizerische Nationalbank	24 132 730	[3]	0.42	0.42
5. Elo Mutual Pension Insurance Company	15 200 000	[3]	0.26	0.27
6. Svenska Litteratursällskapet i Finland rf	14 312 880	[3]	0.25	0.25
7. Nordea Bank Finland Plc	11 536 309	[3]	0.20	0.20
8. Folketrygdfondet	11 352 542	[3]	0.20	0.20
9. Nordea Suomi Fund	10 854 000	[3]	0.19	0.19
10. Keva (Local Government Pensions Institution)	10 004 071	[3]	0.17	0.18
Treasury shares	75 295 362	[4]	1.30	0.00
Others	5 470 737 909		94.67	95.92

Total	5 778 641 891	[4]	100	100

[1]	In the calculation of the total number of Nokia Shares after the Exchange Offer, it has been assumed that all of the 2 100 million Offered Shares are issued in the Exchange Offer.
[2]	Treasury shares are not included in the calculation of voting rights. Refer also to footnote 4.
[3]	Excluding any Nokia Shares receivable in the Exchange Offer by the shareholder in consideration for the shareholder’s Alcatel Lucent Securities, if any.
[4]	In the calculation of the treasury shares, it has been assumed that i) the number of treasury shares held by Nokia is 53 232 002 (as of October 20, 2015) and that ii) Alcatel Lucent will tender its 40 115 200 treasury shares (as of September 30, 2015) to Nokia in the Exchange Offer, and will receive in consideration 22 063 360 Nokia Shares, resulting in a total of 75 295 362 Nokia Shares being held by Nokia as treasury shares or Nokia’s subsidiary, Alcatel Lucent.

Pursuant to the notification of Nokia under Chapter 9, Section 10 of the Finnish Securities Market Act on October 24, 2014, the holdings of BlackRock, Inc., amounting to a total of 187 784 314 shares on 24 October 2014, would correspond to approximately 3.2% of the total number of shares and voting rights of Nokia (based on the breakdown of the total number of Nokia Shares on October 20, 2015), excluding any Nokia Shares receivable by Blackrock Inc. in the Exchange Offer in consideration for the Alcatel Lucent Securities held by Blackrock Inc.

After closing of the Exchange Offer and assuming that all Alcatel Lucent Securities are tendered into the Exchange Offer or the subsequent offering period, if any, former holders of Alcatel Lucent Securities are expected to own approximately 33.5% of the issued and outstanding Nokia Shares on a fully diluted basis.

Alcatel Lucent

Shareholders and potential investors should note that all of the information concerning Alcatel Lucent presented in this Listing Prospectus and in particular in Annex A is solely based on publicly available information of Alcatel Lucent included in Alcatel Lucent Annual Report and Alcatel Lucent Interim Report Alcatel Lucent has filed with the SEC. Nokia confirms that this information has been accurately reproduced and that as far as Nokia is aware and is able to ascertain from information published by Alcatel Lucent, no facts have been omitted which would render the reproduced information inaccurate or misleading.

Breakdown of capital and voting rights in Alcatel Lucent as at June 30, 2015 is represented in the following table.

	Capital on the basis of outstanding shares at June 30, 2015			THEORETICAL voting rights on the basis of outstanding shares at June 30, 2015[2]		Voting rights EXERCISABLE AT GENERAL MEETING OF SHAREHOLDERS on the basis of outstanding shares at June 30, 2015[3]
Shareholders	Number of shares	% of capital	Double voting rights	Total number of votes	% of votes	Total number of votes	% of votes

The Capital Group Companies, Inc.	281,970,300	9.95%	—	281,970,300	9.81%	281,970,300	9.95%
Odey Asset Management, LLP	139,392,500	4.92%	—	139,392,500	4.85%	139,392,500	4.92%
BlackRock Inc.	114,609,500	4.04%	—	114,609,500	3.99%	114,609,500	4.04%

Caisse des Dépôts et Consignations[1]	101,498,600	3.58%	8,243,622	109,742,222	3.82%	109,742,222	3.87%
DNCA	85,074,900	3.00%	—	85,074,900	2.96%	85,074,900	3.00%
Aviva Plc	56,354,800	1.99%	—	56,354,800	1.96%	56,354,800	1.99%
Amundi	42,737,400	1.51%	—	42,737,400	1.49%	42,737,400	1.51%
FCP 2AL	32,778,404	1.16%	32,708,499	65,486,903	2.28%	65,486,903	2.31%

Other institutional investors in France[4]	1,129,716,700	39.86%	—	1,129,716,700	39.29%	1,129,716,700	39.84%

Treasury stock held by Alcatel Lucent[5]	27,110,113	0.96%	—	27,110,113	0.94%	—	—

Treasury stock held by subsidiaries[5]	13,006,408	0.46%	—	13,006,408	0.45%	—	—
Public	810,210,667	28.58%	—	810,210,667	28.18%	810,210,667	28.58%

Total	2,834,460,292	100%	40,952,121	2,875,412,413	100%	2,835,295,892	100%

[1]	Including the shares held by BPI Participations France.
[2]	The theoretical voting rights include the shares held by Alcatel Lucent and its subsidiaries which do not have voting rights.
[3]	The voting rights exercisable at General Meeting of Shareholders do not include shares which have no voting rights.
[4]	Other institutional investors in France holding, individually, more than 0.50% of the share capital.
[5]	These shares do not have voting rights pursuant to French applicable law, while held as treasury stock.

Pursuant to the notification of Alcatel Lucent and the AMF under Article L. 233-7 of the French Commercial Code:

•	Odey Asset Management LLP, acting on behalf of funds it manages, declared that it crossed downward, on July 2, 2015, the 5% thresholds of the share capital and voting rights of Alcatel Lucent, and that it held, at that date, 139,392,474 Alcatel Lucent Shares representing 4.92% of the share capital and 4.84% of the voting rights of Alcatel Lucent;

•	The Capital Group Companies, Inc. declared that it crossed downward, on July 8, 2015, the 10% threshold of the voting rights of Alcatel Lucent, and that it held, at that date, 285,687,380 Alcatel Lucent Shares representing 10.08% of the share capital and 9.92% of the voting rights of Alcatel Lucent;

•	The Capital Group Companies, Inc. declared that it crossed downward, on July 9, 2015, the 10% threshold of the share capital of Alcatel Lucent, and that it held, at that date, 281,970,368 Alcatel Lucent Shares representing 9.95% of the share capital and 9.79% of the voting rights of Alcatel Lucent.

For further information about Alcatel Lucent’s largest shareholders including the historical breakdown of capital and voting rights over the past three years as well as the ownership of certain beneficial owners, refer to the section “Listing and shareholdings—Shareholding” on pages A-173 to A-177 of Annex A.

SHARES AND SHARE CAPITAL

Nokia

General

Nokia is a Finnish corporation, established in 1865 and organized under the laws of the Republic of Finland. The Company’s corporate name is Nokia Corporation and it is domiciled in Helsinki. Nokia is registered in the Finnish Trade Register maintained by the Finnish Patent and Registration Office, under the business identity code 0112038-9 and its registered office is located in Helsinki.

According to Article 2 of the Articles of Association of Nokia, the objective of the company is to engage in telecommunications industry and other sectors of the electronics industry as well as the related service businesses, including the development, manufacture, marketing and sales of mobile devices, other electronic products and telecommunications systems and equipment as well as related mobile, internet and network infrastructure services and other consumer and enterprise services. Nokia may also create, acquire and license intellectual property and software as well as engage in other industrial and commercial operations. Nokia may engage in securities trading and other investment and activities.

Information on Shares and Share Capital

General

Nokia has a single series of shares, and each share entitles its holder to one vote in the General Meeting of Shareholders of the Company. There are no voting restrictions related to the shares. Nokia Shares have no nominal value and are freely transferable. All Nokia Shares carry equal rights to dividends and other distributions by Nokia (including distributions of assets in the event of the liquidation of the Company).

Nokia Shares have been issued according to Finnish legislation and the shares are incorporated in the book-entry system of securities maintained by Euroclear Finland Ltd. The registered office of Euroclear Finland Ltd is located at Urho Kekkosen katu 5 C, FI-00100, Helsinki, Finland.

Nokia’s registered share capital on the date of this Listing Prospectus is EUR 245 896 461.96 and the Company has 3 678 641 891 fully paid shares. The Articles of Association do not contain any provisions governing the Company’s minimum and maximum share capital.

On the date of the Listing Prospectus, Nokia and its subsidiary companies own 53 232 002 Nokia Shares, representing approximately 1.45% of the total number of Nokia Shares and the total voting rights.

Historical Development of the Share Capital

There have been no changes in Nokia’s share capital during the three years preceding the date of this Listing Prospectus.

Listing of Shares

Nokia Shares are subject to public trading on the Official List of Nasdaq Helsinki under the trading symbol “NOKIA” and the ISIN code of Nokia Shares is FI0009000681. The shares are quoted in Euro in Nasdaq Helsinki. Nokia ADSs are quoted on the New York Stock Exchange under trading code “NOK”. Refer to the section “Stock Market Information—Nokia” for price development for Nokia Shares on Nasdaq Helsinki and Nokia ADSs on the NYSE.

In conjunction with the Exchange Offer, Nokia has applied for the Nokia Shares (including the Offered Shares) to be listed on Euronext Paris. Nokia expects to request that Admission be approved to take effect following the Completion of the Exchange Offer. Refer to the section “The Exchange Offer—Certain Consequences of the Exchange Offer—Listings of the Nokia Shares” for more information about the listing of Nokia Shares on Euronext Paris.

Authorizations

The Annual General Meeting held on May 5, 2015 authorized the Board to resolve to repurchase a maximum of 365 million Nokia Shares. The shares may be repurchased under the proposed authorization in order to optimize the capital structure of the Company, to finance or carry out acquisitions or other arrangements, to settle the Company’s equity-based incentive plans, or to be transferred for other purposes. The authorization is effective until November 5, 2016 and it terminated the corresponding repurchase authorization granted by the Annual General Meeting on June 17, 2014.

The Annual General Meeting also resolved to authorize the Board to issue a maximum of 730 million shares through issuance of shares or special rights entitling to shares in one or more issues. The authorization may be used to develop the Company’s capital structure, diversify the shareholder base, finance or carry out acquisitions or other arrangements, settle the Company’s equity-based incentive plans, or for other purposes resolved by the Board. Under the authorization, the Board may issue new shares or shares held by the Company. The authorization includes the right for the Board to resolve on all the terms and conditions of the issuance of shares and special rights entitling to shares, including issuance of shares or special rights in deviation from the shareholders’ pre-emptive rights within the limits set by law. The authorization is effective until November 5, 2016 and it terminated the corresponding authorization granted by the Annual General Meeting on June 17, 2014.

In order to settle the Exchange Offer, it is contemplated that the General Meeting of Shareholders of Nokia will resolve to authorize the Nokia Board of Directors to issue new Nokia Shares in deviation from the shareholders’ pre-emptive rights as consideration to the holders of Alcatel Lucent Securities who have tendered their Alcatel Lucent Securities into the Exchange Offer, and that the Nokia Board of Directors will make a resolution to issue new Nokia Shares based on the authorization by the General Meeting of Shareholders (and register such issuance of new shares with the Finnish Trade Register on settlement).

The resolution of the Extraordinary General Meeting of Nokia’s Shareholders is contemplated to be made on the following terms:

•	to authorize the Nokia Board of Directors to resolve to issue, in deviation from the shareholders’ pre-emptive right to subscription, in total a maximum of 2 100 million shares through the issuance of shares in one or more issues during the effective period of the authorization;

•	to be effective until December 2, 2020; and

•	to not terminate the authorization to issue shares and special rights entitling to shares granted by the Annual General Meeting on May 5, 2015.

Stock Options, Equity Compensation and Other Special Rights Entitling to Shares

Nokia Stock Options

Nokia has ceased the granting of Nokia Stock Options at the end of 2013, but awards under the 2007 and 2011 stock option plans remain in force.

Under the plans each stock option entitles the holder to subscribe for one new Nokia Share and the Nokia Stock Options are non-transferable and may be exercised for shares only. The difference between the two plans is in the vesting schedule as follows:

Plan	Vesting schedule
2007 Stock Option Plan	25% 12 months after grant 6.25% each quarter thereafter Term approximately 5 years
2011 Stock Option Plan	50% on third anniversary of grant 50% on fourth anniversary of grant Term approximately 6 years

The reconciliation of Nokia Stock Options outstanding and exercisable at the end of the years 2012, 2013 and 2014 is as follows:

Shares under option[1]	Number of shares	Weighted average exercise price EUR	Weighted average share price EUR	Weighted average grant date fair value EUR[2]	Number of options exercisable	Weighted average exercise price EUR
At January 1, 2012	23 390 030	9.07		0.76	6 904 331	14.01

Granted	10 258 400	2.32
Exercised	(627)	0.97	2.08
Forfeited	(4 246 222)	6.60
Expired	(3 555 213)	15.26

At December 31, 2012	25 846 368	5.95			5 616 112	11.96

Granted	8 334 200	2.77		1.23
Forfeited	(3 705 512)	4.06
Expired	(2 478 864)	14.78

At December 31, 2013	28 000 192	4.47			4 339 341	9.66

Exercised	(56 623)	5.75	6.69
Forfeited	(16 839 593)	3.39
Expired	(3 759 953)	9.94

At December 31, 2014	7 344 023	4.81			1 913 537	10.43

[1]	Includes Nokia Stock Options granted under other than global equity plans, excluding the Nokia Networks equity incentive plans.
[2]	Fair value of Nokia Stock Options is calculated using the Black-Scholes model.

At June 30, 2015, the number of options exercisable was 1 666 263 and the weighted average price was EUR 7.16.

Shares will be eligible for dividend for the financial year in which the share subscription takes place. Other shareholder rights will commence on the date on which the subscribed shares are entered in the Finnish Trade Register. The stock option grants are generally forfeited if the employment relationship with Nokia Group is terminated. Unvested Nokia Stock Options for employees who have transferred to Microsoft following the Sale of the Devices & Services Business have been forfeited.

The exercise price of the Nokia Stock Options has been determined at the time of grant on a quarterly basis. Under the Stock Option Plans, the exercise prices were determined in accordance with a pre-agreed schedule quarterly after the release of Nokia’s periodic financial results and are, as a main rule, based on the trade volume weighted average price of a Nokia Share on Nasdaq Helsinki during the trading days of the first whole week of the second month of the respective calendar quarter (i.e., February, May, August or November). Exercise prices are determined on a one-week weighted average to mitigate any short term fluctuations in Nokia’s share price. The determination of exercise price is defined in the terms and conditions of the stock option plan, which are approved by the shareholders at the respective Annual General Meeting. The Board of Directors does not have the right to amend the above-described determination of the exercise price.

Settlement of Shares under Stock Option Plans

Share subscriptions under the stock option plans are settled with interim line shares which do not form a separate share class, but are temporary instruments created as book-entries evidencing the number of subscribed new Nokia Shares. In order to enable subscribers of Nokia Stock Options trade without interruptions, the interim line shares are admitted to the main list of Nasdaq Helsinki, under a separate name (“Nokia Uudet” in Finnish, meaning “Nokia New”) in the trading system. In 2015, the interim line shares have been listed since January 2, 2015 under the trading code “NOK1VM0115”. The trading code changed to “NOKIAM0115” on August 10, 2015.

Interim line shares that have been issued by the stock option subscription deadline will be automatically combined with ordinary Nokia Shares on the day new shares are registered at the Finnish Trade register. New shares carry all shareholder rights after they are entered into the Finnish Trade Register and are subject to trading in Nasdaq Helsinki together with other Nokia Shares under trading code NOKIA as of the Trade Registration date.

New shares subscribed under the stock option plans after December 31, 2014, do not entitle to dividend for the fiscal year 2014. This is because shares subscribed under the stock option plans will be eligible for dividend with respect to the financial year in which the share subscription takes place.

Trade Registration Dates during 2014 and 2015

Subscription deadline	Trade registration date
Monday, September 22, 2014	Friday, September 26, 2014
Monday, October 27, 2014	Friday, October 31, 2014
Monday, November 24, 2014	Friday, November 28, 2014
Tuesday, December 23, 2014	Friday, January 2, 2015
Monday, May 4, 2015	Friday, May 8, 2015
Monday, June 1, 2015	Friday, June 5, 2015
Monday, June 29, 2015	Friday, July 3, 2015
Monday, August 3, 2015	Friday, August 7, 2015
Monday, August 31, 2015	Friday, September 4, 2015
Monday, September 28, 2015	Friday, October 2, 2015
Monday, November 2, 2015	Friday, November 6, 2015
Monday, November 30, 2015	Friday, December 4, 2015

Nokia reserves the right to change any of the trade registration dates indicated above, if necessary. Moreover, Nokia does not assume any liability for non-registrations occurring on any of the dates due to reasons beyond Nokia’s control.

Equity Compensation

Nokia operates three main types of equity programs, with the common purpose of aligning the participants’ interests with those of shareholders:

•	Nokia Performance Shares;

•	Nokia Restricted Shares; and

•	Employee Share Purchase Plan.

All programs require continued employment with Nokia for the awards to vest. In line with Nokia’s pay for performance philosophy, the principle equity vehicle is the Performance Share Plan, which includes defined performance conditions linked to Nokia’s long-term success. In addition, Nokia has a limited number of Nokia Restricted Shares in issue which require only continued employment with Nokia.

The active equity plans in 2014 can be summarized as follows:

Equity Plan
Details	Nokia Performance Shares	Nokia Restricted Shares	Employee Share Purchase Plan
Eligible employees	Grade based eligibility including Nokia Group Leadership Team members	Grade based eligibility including Nokia Group Leadership Team members	All employees in participating countries
Purpose	Annual long-term incentive awards, to reward for delivery of sustainable long-term performance, align with the interests of shareholders and aid retention of key employees	Exceptional recruitment and retention	Encourage share ownership within the Nokia employee population, increasing engagement and sense of ownership in the company
Vesting schedule	Two-year performance period and further one-year restriction period	Vest on the third anniversary of grant	Matching shares vest at the end of the 12-month savings period

Performance share grants to the President and Chief Executive Officer are approved by the Board and confirmed by the independent directors of the Board upon recommendation by the Personnel Committee.

Performance share grants to the other Nokia Group Leadership Team members and other direct reports of the President and Chief Executive Officer are approved by the Personnel Committee.

Nokia Performance Shares

The Nokia Performance Shares represent a commitment by Nokia to deliver Nokia Shares to employees at a future point in time, subject to Nokia’s fulfillment of pre-defined performance criteria. The shares have a two-year performance period followed by a further one-year restriction period after which the awards vest. The following table illustrates the performance criteria of the Performance Share Plans as of 2012 through to 2014.

Performance criteria (non-IFRS)[1]	2014	2013		2012
For Nokia Group employees (excluding HERE employees)
Average annual net sales Nokia Group	Yes	Yes	[2]	Yes
Average annual EPS Nokia Group	Yes	Yes		Yes
For HERE employees[3]
Average annual EPS Nokia Group	Yes	n/a		n/a
Average annual net sales HERE	Yes	n/a		n/a
Average annual operating profit HERE	Yes	n/a		n/a
Minimum settlement at below threshold performance[4]	25%	0%		0%

[1]	Non-IFRS measures exclude all material special items for all periods. In addition, non-IFRS results exclude intangible asset amortization and other purchase price accounting-related items arising from business acquisitions.
[2]	The performance condition was amended at the time of the Sale of the Devices & Services Business to reflect the new profile of the business and different annual revenue levels of the new business. The amendment introduces a metric set on the basis of the Average Net Sales Index over the two-year performance period in replacement of the metric set on the basis of the Average Annual Net Sales Revenue. The ‘Net Sales Index’ relates to the final non-IFRS annual net sales achieved through the business operations of Nokia Group (excluding Nokia Networks) in relation to 2013 and for Nokia Networks, HERE and Nokia Technologies in relation to 2014, expressed as a percentage of the annual target set for each year. A separate Annual Net Sales Index will be calculated for 2013 and 2014, and the average of the two will be calculated following the close of 2014 and used, in part, to determine the final payout under the Performance Share Plan, which will occur after the one-year restriction period in 2016.
[3]	Specific performance criteria for HERE employees were introduced in 2014.
[4]	In 2014, a minimum payout level was introduced to reinforce the retentive impact of the plan by giving some certainty to remaining employees during the transformation of Nokia following the Sale of the Devices & Services Business and integration of the Nokia Networks’ business.

Until the shares have vested and been delivered to the participants, they carry no voting or dividend rights. The performance share grants are generally forfeited if the employment relationship terminates with Nokia prior to vesting.

Performance Share Plan 2015

The primary equity incentive instrument for the executives and other selected employees in 2015 will again be Nokia Performance Shares. The approximate maximum numbers of planned grants under the Nokia Performance Share Plan 2015 is 32 220 000 units. The minimum number of grant units is 8 055 000.

As in 2014, the number of shares to be settled after the restriction period will start at 25% of the grant amount and any payout beyond this will be determined with reference to the financial performance against the established performance criteria during the two-year performance period.

The Nokia Performance Share Plan 2015 has a two-year performance period (2015 through to 2016) and a subsequent one-year restriction period. Therefore, the amount of shares based on the financial performance during 2015–2016 will vest after 2017. The performance criteria and range for Nokia Group employees (excluding HERE employees) are as follows:

Performance criterion	Weighting	Threshold performance		Maximum performance		Potential range of settlement
Nokia average annual non-IFRS[1] net sales during Jan. 1, 2015—Dec. 31, 2016	50%	EURm	12 389	EURm	14 736	Threshold number up to maximum level (4 x Threshold number)
Nokia average annual non-IFRS[1] EPS during Jan. 1, 2015—Dec. 31, 2016	50%	EUR	0.23	EUR	0.37	Threshold number up to maximum level (4 x Threshold number)

[1]	Non-IFRS measures exclude all material special items for all periods. In addition, non-IFRS results exclude intangible asset amortization and other purchase price accounting-related items arising from business acquisitions.

The performance criteria and range for HERE employees are as follows. Due to the sale of HERE that was announced on August 3, 2015, the shares achievable by HERE employees on the basis of the below performance criteria are unlikely to vest.

Performance criterion	Weighting	Threshold performance		Maximum performance		Potential range of settlement
Nokia average annual non-IFRS[1] EPS during Jan. 1, 2015—Dec. 31, 2016	25%	EUR	0.23	EUR	0.37	Threshold number up to maximum level (4 x Threshold number)
HERE non-IFRS[1] average annual operating profit during Jan. 1, 2015—Dec. 31, 2016	25%	EURm	66.5	EURm	172	Threshold number up to maximum level (4 x Threshold number)
HERE average annual non-IFRS[1] net sales during Jan. 1, 2015—Dec. 31, 2016	50%	EURm	953.5	EURm	1 133.5	Threshold number up to maximum level (4 x Threshold number)

[1]	Non-IFRS measures exclude all material special items for all periods. In addition, non-IFRS results exclude intangible asset amortization and other purchase price accounting-related items arising from business acquisitions.

Performance criteria are set with the purpose of being challenging but achievable to ensure that executives are motivated. The awards at the threshold are significantly reduced from grant level and achievement of maximum award would require performance significantly ahead of current market expectations.

Achievement of the maximum performance for all criteria would result in the vesting of a maximum of 32.2 million Nokia Shares. Achievements beyond the maximum performance level will not cause any further shares to vest. Achievement of the threshold performance for all criteria will result in the vesting of approximately 8.1 million shares which is the minimum payout under the plan. Minimum payout under the plan, even if threshold performance is not achieved, is 4.05 million shares due to the 25% minimum payout. Until Nokia Shares are delivered, the participants will not have any shareholder rights, such as voting or dividend rights associated with these Nokia Performance Shares.

Nokia Restricted Shares

In 2013 and 2014, Nokia Restricted Shares were used on a selective basis to ensure retention and recruitment of individuals deemed critical to Nokia’s future success. The Nokia Restricted Shares vest on the third anniversary of the award subject to continued employment with Nokia. Until the Nokia Restricted Shares vest they carry no voting or dividend rights.

Nokia Restricted Shares under the Nokia Restricted Share Plan 2015 are being be used in an increasingly targeted way. Grants are focused on retention and recruitment of key individuals in defined locations where supported by local practice, for example in Silicon Valley and other parts of the United States where Nokia maintains a significant presence. The shares will vest in three equal tranches over three years, on the first, second and third anniversary of the award. Vesting is subject to continued employment with Nokia.

Employee Share Purchase Plan

Under the Employee Share Purchase Plan, eligible Nokia employees can elect to make monthly contributions from their salary to purchase Nokia Shares. The contribution per employee cannot exceed EUR 1 200 per year. The share purchases are made at market value on predetermined dates on a monthly basis during a 12-month savings period. Nokia will offer one matching share for every two purchased shares the employee still holds after the last monthly purchase has been made following the end of the 12-month savings period. Participation in the plan is voluntary to employees.

Other Special Rights Entitling to Shares

Convertible Bond

On October 26, 2012, Nokia Group issued a EUR 750 million convertible bond (“Convertible Bond”) based on an authorization granted by the Annual General Meeting on May 6, 2010. The bonds have a five-year maturity and a 5.0% per annum coupon payable semi-annually. The current conversion price is EUR 2.39. On the date of this Listing Prospectus, EUR 0.2 million of the bond was converted into shares.

The terms of the Convertible Bond allow Nokia to redeem such bonds at any time after November 25, 2015 for cash at their principle amount, together with accrued but unpaid interest until the redemption date. The redemption is conditional on the volume weighted average price of the Nokia Shares during a specified period immediately prior to the date of the notice of redemption being equal to or exceeding 150% of the conversion price for the Convertible Bond. On October 8, 2015, Nokia announced that it had decided to exercise its option to redeem the Convertible Bond on November 26, 2015.

If the Convertible Bond is converted into Nokia Shares in its entirety, which would occur by November 17, 2015, at the current conversion price of EUR 2.39 per Nokia Share, approximately 313 723 849 Nokia Shares (assuming full conversion) would be issued. These Nokia Shares would represent approximately 5.2% of the issued and outstanding Nokia Shares after Completion of the Exchange Offer (assuming that all Alcatel Lucent Securities are tendered into the Exchange Offer or the subsequent offering period, if any).

Shareholder Rights

The following is a summary of the rights attached to Nokia Shares under the Finnish Companies Act and Nokia’s Articles of Association.

Pre-emptive Rights

Under the Finnish Companies Act, existing shareholders have pre-emptive right to subscribe for new Nokia Shares. A resolution to issue new shares waiving pre-emptive rights as well as a resolution to grant option rights and other special rights entitling to Nokia Shares requires at least two-thirds of all votes cast and shares represented at a General Meeting of Shareholders. In addition, such resolution requires that there is a weighty financial reason for Nokia to do so. According to the Finnish Companies Act, a resolution on a share issue without payment waiving the shareholders’ pre-emptive rights requires that there is an especially weighty reason for Nokia and in regard to the interests of all shareholders in Nokia.

General Meeting of Shareholders

Under the Finnish Companies Act, shareholders exercise their power to decide on corporate matters at General Meetings of Shareholders. Nokia’s Articles of Association require that a General Meeting of Shareholders be held annually at the latest on 30 June as determined by the Board of Directors, to review the annual accounts, comprising an income statement, balance sheet, cash flow statement and the notes thereto, as well as the consolidated annual accounts, and the auditor’s report. The Annual General Meeting shall also take resolutions on approval of the annual accounts, including the approval of Nokia Group annual accounts, the use of profit shown in the balance sheet, discharging the members of the Board of Directors and the President and Chief Executive Officer from liability, the number of members on the Board of Directors, and the remuneration payable to the members of the Board of Directors and to the auditor; and elect members of the Board of Directors, and the auditor.

An Extraordinary General Meeting of Shareholders shall be held whenever deemed necessary by the Board of Directors, or if an auditor or shareholder owning at least one-tenth (1/10) of all the shares so request in writing for the consideration of a specified matter.

Under Nokia’s Articles of Association, a notice of a General Meeting must be published on the website of the Company no earlier than six months prior to the record date of the meeting under Chapter 4, Section 2, Subsection 2 of the Finnish Companies Act and no later than three weeks prior to the meeting, provided that the date of the publication must be at least nine days prior to the aforesaid record date.

Except for certain exceptions stipulated in the Finnish Companies Act, there are no quorum requirements for General Meetings of Shareholders.

Voting Rights

A shareholder may attend and vote at a General Meeting of Shareholders in person or by an authorized representative. Each Nokia Share entitles its holder to one vote at a General Meeting of Shareholders. If the shareholder’s shares are recorded on more than one book-entry account, the shareholder has the right to use a different authorized representative for each book-entry account. The shareholder may also vote differently with a part of his owned votes provided that the shares in question have been registered on separate book-entry accounts. In order to attend and vote at a General Meeting of Shareholders, a shareholder must be registered in the shareholders’ register kept by Euroclear Finland Ltd.

At the General Meeting of Shareholders, most resolutions are passed by a simple majority of the votes cast. However, certain resolutions, such as amending the Articles of Association, waiving shareholders’ pre-emptive right to subscribe for shares in a new issue and resolutions on a merger, a demerger or dissolution of Nokia require at least a two-thirds majority of the votes cast and the shares represented at the meeting.

Dividend and Distribution of Other Unrestricted Equity

A General Meeting of Shareholders decides on the payment of dividend and other distribution of funds by the majority of the votes cast. Nokia Shares carry equal rights to dividends and other distributions by Nokia.

In accordance with prevailing practice in Finland, dividends on shares of a Finnish company are generally only paid annually and only after shareholder approval of Nokia’s annual accounts and of the amount of the dividend proposed by the Board of Directors. However, under the Finnish Companies Act the decision on the payment of a dividend may be made, in addition to the decision made by the General Meeting of Shareholders, by the Board of Directors by virtue of an authorization given by the General Meeting of Shareholders.

Under the Finnish Companies Act companies are entitled to distribute as dividends an amount corresponding to not more than the distributable funds of the parent company, i.e., consolidated annual accounts do not limit the amount of dividends.

Under the Finnish Companies Act, shareholders’ equity is divided into restricted and unrestricted equity. Restricted equity consists of the share capital, the fair value funds and the revaluation fund as well as any possible reserve fund and share premium fund formed subject to the old Finnish Companies Act effective prior to September 1, 2006. The other reserves are included in unrestricted equity. Accordingly, unrestricted equity includes the profit for the preceding financial year, retained earnings from previous financial years and Nokia’s other unrestricted equity, including the funds in the invested unrestricted equity fund, less the reported losses and the amount that the Articles of Association of Nokia requires to be left undistributed, if any, and certain other undistributable funds. At the date of this Listing Prospectus, the Articles of Association of Nokia do not contain any provisions requiring a certain amount of funds to be left undistributed.

The Finnish Companies Act emphasizes the maintenance of Nokia’s solvency in connection with the distribution of funds and, consequently, no funds may be distributed if, when making the decision on the distribution, the persons knew or should have known that the company was insolvent or that it would become insolvent due to the distribution of the funds.

Under the Finnish Companies Act, the amount of dividend may not exceed the amount proposed or accepted by the Board of Directors. However, shareholders holding no less than 10% of all the shares may request at the Annual General Meeting of Shareholders that the amount distributed as dividend shall be at least one-half of the profit of the parent company for the last preceding financial year, less the amount that the Articles of Association of Nokia may require to be left undistributed and the possible prior dividends paid in respect of the financial year in question. However, the dividend so paid may neither exceed the amount distributable without the creditors’ consent nor 8% of the total shareholders’ equity of the parent company.

Under the Finnish Companies Act, the distribution of funds is also allowed on the basis of an approved balance sheet of the parent company for a financial year which has commenced or is ongoing and thus interim dividends based on current financial year’s earnings are also allowed. In addition to the provisions in the Finnish Companies Act, any essential changes in the financial condition of the company that have occurred after approval of the most recent balance sheet shall be taken into consideration when deciding on the distribution of funds.

Under the Finnish Companies Act, dividends and other distributions are paid to shareholders or their nominees entered in the shareholders’ register on the relevant record date. Such register is maintained by Euroclear Finland Ltd. through the account operators. No dividends are payable to shareholders not entered in the shareholders’ register.

The right to dividends is forfeited three years from when it is payable according to the decision on the dividend.

Distribution of other unrestricted equity is effected essentially in the same way as described above regarding distribution of dividend.

For information on the taxation of dividends, refer to the section “Taxation”.

Obligation to Make a Mandatory Bid and Redemption Obligations and Rights

Obligation to Make a Mandatory Bid under the Finnish Securities Market Act

According to the Finnish Securities Market Act, a shareholder holding more than 30% or more than 50% of the voting rights attached to shares in a company after the shares or securities entitling to such shares of the company have entered into public trading, is obligated to make an offer for all remaining shares and securities entitling to such shares in the company at fair value (mandatory bid). According to the Finnish Securities Market Act, the obligation to launch a mandatory bid shall, however, not arise if the securities resulting in the threshold referred to above being exceeded have been acquired through a voluntary takeover bid, provided that the initial voluntary takeover bid is made for all securities entitling to shares of the target company.

Under the Finnish Companies Act, a shareholder holding shares representing more than nine tenths (9/10) of all the shares and votes in a company has the right to redeem the remaining shares in the company at fair market value (squeeze-out). In addition, a shareholder whose shares can be redeemed in the above manner is entitled to demand redemption of his/her shares from the majority shareholder entitled to exercise redemption (sell-out).

Obligation to Purchase Shares under Nokia’s Articles of Association

Under article 13 of Nokia’s Articles of Association, a shareholder whose holding – either alone or together with other shareholders in a way defined hereinafter – of the total shares of the Company equals or exceeds 33 1/3% or 50% (“Purchasor”) shall be obliged, at the request of other shareholders (“Purchasees”), to purchase their shares and securities which entitle to shares under the Finnish Companies Act, as provided in this section.

In calculating the percentage of shares in the Company held by a shareholder, the following shares shall also be taken into account:

•	shares held by a corporation which, under the Finnish Companies Act, belongs to the same group as the shareholder;

•	shares held by a company which, when compiling the consolidated annual accounts according to the Accounting Act, is considered to belong to the same group as the shareholder;

•	shares held by a pension fund or pension society of corporations or companies referred to above; and

•	shares held by a foreign corporation or entity which - were it Finnish - would belong to the same group as the shareholder in the manner referred to above.

Where a purchase obligation is based on an aggregate shareholding, the Purchasors shall jointly and severally be obliged to purchase shares vis-à-vis Purchasees. In such a situation a claim for purchase shall be considered to be made to all Purchasors even without a separate claim to each of them.

Where two shareholders reach or exceed the threshold for the purchase obligation so that they become obliged to purchase shares simultaneously, a Purchasee may claim for purchase from both of them separately.

The purchase obligation shall not apply to shares or securities which entitle to shares which a shareholder has acquired after the arising of the purchase obligation.

Purchase Price

The purchase price of the shares shall be the higher of the following:

(a)	the weighted average trading price of the shares on the Helsinki Exchanges [Nasdaq Helsinki] during the ten (10) business days prior to the day on which the company has been notified by the Purchasor that his holding has reached or exceeded the threshold referred to above or, in the absence of such notification or its failure to arrive within the specified period, the day on which the Board of Directors of the Company otherwise becomes aware of this; or

(b)	the average price, weighted by the number of shares, which the Purchasor has paid for the shares he has acquired during the last 12 months preceding the date referred to in paragraph a).

If an acquisition which has an influence on the average price is denominated in a foreign currency, the euro conversion value shall be calculated according to the official rate of the European Central Bank for the currency in question seven (7) days prior to the date on which the Board notified shareholders of their right for purchase.

The above provisions on the determination of the purchase price shall also apply to other securities to be purchased.

Purchase Procedure

A Purchasor shall, within seven (7) days of the date on which the purchase obligation has arisen, notify the Board of Directors of the Company in writing at the Company’s address. The notification shall contain details of the number of shares owned by the Purchasor and the number and price of the shares acquired during the last twelve (12) months. The notification shall also contain the address at which the Purchasor may be contacted.

The Board shall notify shareholders of the arising of the purchase obligation within 45 days of the receipt of the notification referred to above or, in the absence of such notification or where such notification fails to arrive within the specified period, of the date on which it otherwise became aware of such purchase obligation. The notice shall contain details of the date on which the purchase obligation has arisen, the basis for determination of the purchase price as far as known by the Board, and the date by which claims for purchase shall be made. Notice to shareholders shall be given in compliance with the provisions of Article 10 of the Articles of Association concerning notice of a General Meeting.

A Purchasee shall make a written claim for purchase within 30 days of the Board’s notice of the purchase obligation. The purchase claim, which shall be sent to the Company, shall indicate the number of shares and other securities covered by the claim. A shareholder claiming for purchase shall at the same time provide the Company with possible share certificates or other documents carrying the right to shares to be transferred to the Purchasor against the payment of the purchase price.

If a claim is not made by the due date in the manner described above the shareholder shall forfeit his right to claim for purchase in the purchase situation in question. As long as purchase has not taken place a Purchasee shall have the right to withdraw his claim.

On the expiration of the period for making claims for purchase, the Company shall notify the Purchasor of the claims made. The Purchasor shall, within 14 days of receipt of the notice of the purchase claims, in the manner prescribed by the Company pay the purchase price against receipt of shares and securities carrying the right to shares or, where the shares to be purchased are entered in the book-entry accounts of the shareholders in question, against a receipt issued by the Company. In such case, the Company shall be responsible for seeing that the Purchasor is without delay registered as the owner of the shares purchased through an entry in his/her book-entry account.

A purchase price which is not paid within the specified period shall accrue default interest of 20% per annum as of the date on which the purchase should have been made. If the Purchasor has, in addition, failed to observe the above provisions concerning the purchase obligation, default interest shall be calculated as of the date on which the notification should have been made.

Other Provisions

The purchase obligation under article 13 of Nokia’s Articles of Association shall not apply to a shareholder who can prove that the threshold for the purchase obligation was reached or exceeded prior to the registration of this amendment to the Articles of Association in the Finnish Trade Register.

A resolution by a General Meeting to amend or delete the provisions of this article 13 shall be carried by shareholders representing not less than three-quarters of the votes cast and shares represented at the meeting.

Disputes concerning the purchase obligation referred to above, the related right to claim for purchase and the purchase price shall be settled in arbitration proceedings in the domicile of the company, in accordance with the provisions in the Finnish Act on Arbitration Proceedings (967/1992, as amended). The arbitration proceedings shall apply Finnish law.

Proposed Amendments of Nokia’s Articles of Association

On October 22, 2015, Nokia announced that the Nokia Board of Directors had resolved to convene an Extraordinary General Meeting to be held on December 2, 2015. The Board and its Corporate Governance and Nomination Committee would propose to amend the Articles of Association of Nokia in order to enable the implementation of the changes to the composition of the Board in connection with the planned combination of Nokia and Alcatel Lucent as well as to streamline Nokia’s Articles of Association.

The Board of Directors proposes that the Articles 2, 4 and 9 of the Articles of Association of Nokia be amended as follows:

Article 2 of the Articles of Association be amended to read as follows:

Article 2 - Object

The object of the company is to research, develop, manufacture, market, sell and deliver products, software and services in a wide range of consumer and business-to-business markets. These products, software and services relate to, among others, network infrastructure for telecommunication operators and other enterprises, the internet of things, human health and well-being, multi-media, big data and analytics, mobile devices and consumer wearables and other electronics. The company may also create, acquire and license intellectual property and software as well as engage in other industrial and commercial operations, including securities trading and other investment activities. The company may carry on its business operations directly, through subsidiary companies, affiliate companies and joint ventures.

Article 4 of the Articles of Association be amended to read as follows:

Article 4 - Board of Directors

The company shall have a Board of Directors comprising a minimum of seven and a maximum of twelve members. The term of a Board member shall begin at the closing of the General Meeting at which he or she was elected, or later as resolved by the General Meeting, and expire at the closing of the following Annual General Meeting. The Board of Directors shall elect its Chairman and Vice Chairman for the term of the Board of Directors, or for another term resolved by the Board of Directors. The Board of Directors shall establish its rules of procedure.

Article 9 of the Articles of Association be amended to read as follows:

Article 9 - General Meeting

The Annual General Meeting shall be held at the latest on June 30 as determined by the Board of Directors. General Meetings shall be held in Helsinki, Espoo or Vantaa.

Comparison of Rights of Holders of Nokia Shares and Alcatel Lucent Shares

The following table contains a summarized comparison of rights of holders of Nokia Shares and Alcatel Lucent Shares. The reader of this Listing Prospectus should note that this is a summary only and therefore does not contain all the information that may be important to holders of Nokia Shares and Alcatel Lucent Securities. For more complete information, refer to the respective Articles of Association of Nokia and Alcatel Lucent as well as the applicable provisions of Finnish and French law.

	Alcatel Lucent	Nokia

Share Capital	As of September 30, 2015, Alcatel Lucent’s share capital amounts to EUR 141 949 237.50 and is divided into 2 838 984 750 shares. The shares of Alcatel Lucent have a par value of EUR 0.05.	As of the date of this Listing Prospectus, Nokia’s share capital amounts to EUR 245 896 461.96 and is divided into 3 678 641 891 shares. The shares of Nokia have no par or nominal value.

Restrictions on Share Transfer	Alcatel Lucent Shares are freely transferable.	The Articles of Association of Nokia do not include clauses affecting the shareholders’ right to sell their shares. The Nokia Shares are freely transferable.

Voting Rights

Each shareholder has as many votes as shares that he owns or represents at the General Meeting of Shareholders.

However, double voting rights are attached to all fully paid-up, registered shares that have been registered in the name of the same holder for at least three years.

Each shareholder has as many votes as shares that he owns or represents at the General Meeting of Shareholders.

Double voting rights are cancelled for any share that is converted into a bearer share or whose ownership is transferred. However, the three-year period set here above shall not be considered as interrupted, nor existing rights cancelled, where ownership is transferred, the shares remaining in registered form, as a result of intestate or testamentary succession, the division between spouses of a common estate, or donation inter vivos in favor of a spouse or heirs. The French Commercial Code provides for the maintenance of double voting rights in case of the company disappearing through a merger or demerger where the surviving or resulting company’s Articles of Association also provide for such double voting rights.

Dividends, Other Distribution of Assets and Liquidation

The difference between the proceeds and the expenses of the fiscal year, after provisions, constitutes the profits or the losses for the fiscal year. From the profits, minus previous losses, if any, shall be deducted the sum of 5% in order to create the legal reserves, until such legal reserves are at least equal to 10% of the share capital. Additional contributions to the legal reserves will be required if the legal reserves fall below 10% for any reason.

The distributable profits shall be the profits for the fiscal year minus the previous losses and the above-mentioned deduction plus income carried over. The General Meeting of Shareholders, on a proposal of the Board of Directors, may decide to carry over some or all of the profits, to allocate them to reserve funds of whatever kind or to distribute them to the shareholders as a dividend.

Additionally, the General Meeting of Shareholders may determine the amount of the distribution of sums deducted from the optional reserves, either as initial or additional dividends or as special distribution. In this case, the decision must clearly indicate the items from which the sums are deducted. However, the dividends are deducted first from the distributable profits of the fiscal year.

The Ordinary General Meeting of Shareholders may grant each shareholder

Pursuant to the Finnish Companies Act, shareholders’ equity is divided into two categories: restricted equity (consisting of the share capital, fair value reserve and revaluation reserve) and unrestricted equity (consisting of other reserves as well as of the profit from the current and the previous financial periods).

The company may distribute its unrestricted equity to shareholders, subject to two preconditions. First, any distribution of assets must be based on the company’s latest audited and adopted financial statements, and second, assets may not be distributed if it is known or should be known at the time of the distribution decision that the company is insolvent or the distribution will cause the insolvency of the company. Distribution of restricted equity requires (in addition to the above mentioned preconditions) that the creditors of the company do not object to it, or if they do, their claims are decreed by a court to have been satisfied or otherwise secured.

Consolidated accounts have no direct relevance for a distribution of assets which is resolved on the basis of the accounts of each group company separately.

The profits or the losses for the financial year consist of the difference between the net sales (plus other income) and the expenses of the financial year after the option to receive payment of the dividend or interim dividend in cash or in shares for all or part of the dividend distributed or the interim dividend.

The General Meeting of Shareholders or, in the case of an interim dividend, the Board of Directors, fixes the date from which the dividend shall be distributed.

Under French law, there is no statutory minimal distribution rate with respect to distributable profits. However, minority shareholders can bring court action under the “majority abuse” doctrine if they can prove that a retaining of profits (generally repeated over several fiscal years) was decided for the sole benefit of majority shareholders, without justification by corporate interests.

An Extraordinary General Meeting of Shareholders may decide to initiate the liquidation of the company by a qualified majority of two-thirds of the votes cast and shares represented at the General Meeting. All shares have an equal right to the company’s assets in the company’s liquidation after the claims of the company’s creditors have been satisfied.

amortizations, depreciations, financial expenses and taxes. The distributable profits are the profits for the financial year minus the previous losses plus the profits carried over from previous financial years.

The Annual General Meeting of Shareholders, on a proposal of the Board of Directors, may decide to carry over some or all of the profits, to allocate them to reserve funds or to distribute them to the shareholders as dividend. Moreover, a General Meeting of Shareholders may also decide to distribute assets from the unrestricted equity reserves, which distribution can also be made in cash. In addition, unrestricted equity (whether profits or reserves) may be distributed through repurchase or redemption of the company’s own shares.

Dividends are generally distributed annually based on the financial statements for the previous financial year, but an interim or special dividend is also possible based on audited interim financial statements adopted by an Extraordinary General Meeting of Shareholders.

At least half of the profits for the financial year must be distributed as a so called minority dividend, if so demanded at the Annual General Meeting of Shareholders by shareholders with at least 10% of all the shares in the company before the decision on the disposition of the profits has been made. However, a shareholder may not demand distribution of profits in excess of the amount that can be distributed without the consent of the company’s creditors, nor in excess of 8% of the shareholders’ equity of the company.

Any distributions of profit during the financial year before the Annual General Meeting of Shareholders are subtracted from the amount of the minority dividend.

A General Meeting of Shareholders may decide to initiate the liquidation of the company by a qualified majority of two-thirds of the votes cast and shares represented at the General Meeting of Shareholders. All shares have an equal right to the company’s assets in the company’s liquidation after the claims of the company’s creditors have been satisfied.

Preferential Subscription Right

Pursuant to the provisions of the French Commercial Code, shareholders have a preferential subscription right in a share capital increase in cash, in proportion to the number of the shares owned. During the subscription period, this preferential subscription right is detachable from the shares for trading purposes. Shareholders may waive their preferential rights on an individual basis.

The Extraordinary General Meeting of Shareholders called to decide or authorize the share capital increase may suppress the preferential subscription right for the entirety of the share capital increase or of one or more portions of such increase. It may also reserve such a share capital increase to one or several designated persons, in which case such designated persons, if existing shareholders, shall not take part in the vote.

When the Extraordinary General Meeting of Shareholders decides on the share capital increase, it votes on the reports of the Board of Directors and of the statutory auditor. When the Extraordinary General Meeting of Shareholders delegates to the Board of Directors its power to decide on the share capital increase, the Extraordinary General Meeting of Shareholders votes on the statutory auditor’s report.

Pursuant to the Finnish Companies Act, shareholders have a pre-emptive right in a share issue, in proportion to the number of the shares owned. The preferential subscription right applies both to an issue of new shares and treasury shares. During the subscription period, this preferential subscription right is detachable from the shares for trading purposes. Shareholders may waive their preferential rights on an individual basis.

A General Meeting of Shareholders convened to resolve on or authorize the share issue may deviate from the preferential subscription right for the entire share issue or a part thereof. Resolution on such directed share issue requires a weighty financial reason for the company and a two thirds’ majority of the votes cast and shares represented at the General Meeting of Shareholders.

Ordinary and Extraordinary General Meetings of Shareholders	According to the French Commercial Code, the Ordinary General Meeting of Shareholders is called to take decisions on any matter that does not modify the Articles of Association. This meeting is held at least once each year, no later than six months after the end of the fiscal year, in part to approve the financial accounts of that fiscal year. The Ordinary General Meeting of Shareholders then determines the distributable profits of the fiscal year and notably decides the distribution of a dividend. The Ordinary General Meeting of Shareholders is also responsible for the nomination, replacement or revocation of the company’s directors, approving the appointment by the Board of Directors of new directors, fixing the amount of the attendance fees of the members of the Board of Directors, approving or rejecting the related party transaction as per Article

Pursuant to the Finnish Companies Act, shareholders’ collective decisions are taken by the Annual General Meeting of Shareholders or an Extraordinary General Meeting of Shareholders.

According to the Articles of Association of the company, the Annual General Meeting of Shareholders is convened annually at the latest on June 30 to resolve on the following matters: adoption of annual accounts, disposition of profit for the financial year, discharge from liability of the Board of Directors and the President and Chief Executive Officer, number of members of the Board of Directors, election of auditor and members of the Board of Directors as well as their remuneration, and other matters included in the notice of the Annual General Meeting of Shareholders. Other matters which can be resolved on

L. 225-38 of the French Commercial Code (see below), or deciding the acquisition by the company of their own shares. In companies such as Alcatel Lucent, whose shares are traded on a regulated market, and who refer to the Afep Medef corporate governance code, the Ordinary General Meeting of Shareholders must also be consulted about the overall compensation of individual executive directors (“say on pay”).

The Extraordinary General Meeting of Shareholders is solely responsible for any matter involving a modification of any provision of the Articles of Association. It is also solely responsible for the modification of the corporate purpose of the company, for the change of corporate name, for the relocation of registered offices (subject to the discretion, of the Board of Directors, to relocate the registered offices within the same department or in an adjacent department), for deciding the early winding up or the extension of the company, or for deciding a share capital increase or a share capital reduction.

Quorum and majority rules are specified in the section “Quorum and Vote of Shareholders” below.

either in the Annual General Meeting of Shareholders or in an Extraordinary General Meeting of Shareholders, provided that the matter has been included in the notice of the General Meeting of Shareholders, include, inter alia, amendments of Articles of Association, share issuances and authorizations for the Board of Directors to issue shares, issuances of stock options and other special rights entitling to shares, such as convertible bonds and instruments whose holder is entitled or obligated to subscribe for shares under the terms of the instrument, and authorizations for the Board of Directors to resolve thereon, distribution of the company’s assets, repurchase and redemption of company shares and authorizations for the Board of Directors to resolve thereon, placing the company into liquidation as well as mergers and demergers.

An Extraordinary General Meeting of Shareholders may also be held if an auditor or shareholders owning at least 10% of all the shares so requests in writing for the consideration of a specific matter.

Provisions regarding the trade name, corporate purpose and the domicile of the company are included in the company’s Articles of Association, which can only be amended by a resolution of a General Meeting of Shareholders.

Place of General Meetings of Shareholders	Pursuant to the Articles of Association of Alcatel Lucent, General Meetings of Shareholders shall take place at the registered office or at any other place, as specified in the notice of meeting.

Pursuant to the Finnish Companies Act, a General Meeting of Shareholders must take place at the domicile of the company, unless the Articles of Association of the company provide otherwise. The notice of the General Meeting of Shareholders must specify the place of the General Meeting of Shareholders.

According to the Articles of Association of Nokia, the Annual General Meeting of Shareholders must take place in Finland in Helsinki or Espoo.

Convening of General Meetings of Shareholders

A notice is first published in the Bulletin des Annonces Légales Obligatoires (the “BALO”) no later than thirty-five calendar days before the date of the General Meeting of Shareholders.

Convocations are made by means of a notice published in a newspaper empowered to publish legal notices in the

According to the Articles of Association of Nokia, a notice of a General Meeting of Shareholders must be published on Nokia’s website no earlier than three months before the record date of the General Meeting of Shareholders (the eighth Finnish business day preceding the General Meeting of Shareholders) and no department of the registered offices, as well as in the BALO, no later than fifteen calendar days before the General Meeting of Shareholders convened on the first convocation, and, if no quorum has been reached during the meeting convened on the first convocation, no later than ten calendar days before the General Meeting of Shareholders convened on second convocation. Convocations must include mentions mandated by law.

Shareholders who have held registered shares for at least a month on the date of the publication of the convocation notice must be notified individually by regular mail.

later than three weeks before the General Meeting of Shareholders or nine calendar days before said record date, whichever date is earlier.

Notice of a General Meeting of Shareholders must specify the name of the company, the time and place of the General Meeting of Shareholders as well as the matters to be addressed at the General Meeting of Shareholders.

There are specific requirements in the Finnish Companies Act for the contents of the notice if certain matters are to be addressed, such as amendments to the Articles of Association, directed share issuances, mergers or demergers.

The Finnish Corporate Governance Code, applicable to companies listed on the Nasdaq Helsinki, sets out further requirements for the contents of the notice, such as proposals made to the General Meeting of Shareholders, use of proxies, shareholders’ right to request information at the General Meeting of Shareholders, total number of shares and voting rights in the company per share class, and the address of the company’s website that contains the statutory information about the General Meeting of Shareholders.

Participation in General Meetings of Shareholders

A shareholder may participate in a General Meeting of Shareholders in person, by correspondence or by proxy upon presentation of proof of identity and upon proof of registration of his shareholding in the company either in the shareholders’ register held by the company or in the register of bearer shares held by the authorized intermediary, by midnight (French time) on the second French business day prior to the General Meeting of Shareholders. Entry in the register of bearer shares held by the authorized intermediary shall be proved by a certificate of attestation of the shareholding to be delivered by the authorized intermediary within the time and on the terms and conditions stipulated in the governing regulations.

Subject to the terms and conditions defined by regulations and the procedures defined by the Board of Directors, shareholders may participate and vote in all ordinary or Extraordinary General

The shareholders who are registered in the shareholders’ register of Nokia on the eighth Finnish business day preceding a General Meeting of Shareholders have the right to attend the General Meeting of Shareholders. This date is referred to as the record date of the General Meeting of Shareholders. In addition, a holder of a nominee-registered share may be notified for a temporary entry into the shareholder register so that the shareholder can attend the General Meeting of Shareholders, provided that the shareholder is eligible to be entered into the shareholder register on the record date of the General Meeting of Shareholders.

According to the Articles of Association of Nokia, a shareholder must notify Nokia by the date stated in the notice of the General Meeting of Shareholders in order to attend the General Meeting of Shareholders. This date may not be earlier than ten calendar days prior to the General Meeting of Shareholders. As

Meetings of Shareholders by video-conference or any other telecommunications method that allows identification of the shareholder.

Subject to the conditions defined by regulations, shareholders may send their proxy or mail voting form for any Ordinary or Extraordinary General Meeting either in paper form or, at the discretion of the Board of Directors and published in the notices of meetings, by remote transmission. The digital signature of this form must be done using a reliable identification process whereby the link between the digital form and the individual is guaranteed, which can consist of a user ID and a password or of any other link provided for by applicable regulation.

In order to be considered, all necessary forms for votes by mail or by proxy must be received at the company’s registered offices or at the location stated in the notice of the meeting at the latest three days before any General Meeting of Shareholders. This time limit may be shortened by decision of the Board of Directors. However, electronic forms for votes by mail may be sent to the company until the day before the General Meeting of Shareholders, no later than 3 p.m. Paris time.

The meetings may be rebroadcast by video-conferencing or remote transmission. If applicable, this will be mentioned in the notice of meeting.

regards nominee-registered shares, a temporary entry into the shareholder register constitutes due notification of attendance.

Shareholders may exercise their right to vote at a General Meeting of Shareholders either in person or by proxy. The Board of Directors may also decide to allow attendance by mail or technical means. In order to be considered, all necessary forms for votes by mail must be received at the location and by the time stated in the notice of the General Meeting of Shareholders. Proxies may be presented before or during the General Meeting of Shareholders.

A General Meeting of Shareholders may be rebroadcast by video-conferencing or remote transmission.

Quorum and Vote of Shareholders

The Ordinary General Meeting of Shareholders may only validly deliberate during the first convocation if the shareholders present or represented at the meeting hold at least 20% of the shares with voting rights. No quorum is required for General Meetings of Shareholders convened on second convocation.

The Ordinary General Meeting of Shareholders rules by a majority of the votes of the present or represented shareholders.

The Extraordinary General Meeting of Shareholders may only validly deliberate during the first convocation if the shareholders present or represented at the meeting hold at least 25% of the shares with voting rights, and on second

A General Meeting of Shareholders constitutes a quorum if the General Meeting of Shareholders has been convened in accordance with the Articles of Association of the company and the Finnish Companies Act.

A General Meeting of Shareholders passes resolutions by a simple majority of votes cast, unless a qualified majority has been provided for in the Articles of Association or the Finnish Companies Act, in which case a qualified majority of two-thirds of votes cast and shares represented at the General Meeting of Shareholders is in most such cases required.

Resolutions that require a qualified majority include amendments of the convocation if the shareholders present or represented at the meeting hold at least 20% of the shares with voting rights. If the last quorum is not reached, this second Extraordinary General Meeting of Shareholders may be postponed to a date up to two months after the date it was first called. For this postponed second Extraordinary General Meeting of Shareholders, a quorum of at least 20% of the shares with voting rights is also required.

The Extraordinary General Meeting of Shareholders rules by the two-thirds majority of the voting rights held by the present or represented shareholders.

Articles of Association, directed share issuances, issuances of options or other special rights entitling to shares, repurchase and redemption of the company’s own shares, directed repurchase of the company’s own shares, mergers, demergers and placing the company into liquidation.

Some resolutions require the consent of all affected shareholders. Such resolutions are amendments of the Articles of Association that reduce the shareholder’s right to the profit or the net assets of the company, increase the shareholder’s liability for payments to the company, incorporate a redemption clause or a consent clause into the Articles of Association, restrict the shareholder’s right to shares, restrict the right to minority dividend, attach a redemption term to the shareholder’s shares, restrict the company’s right to damages, or alter the balance between the rights carried by shares in the same share class and the change affects the shareholder’s shares. In addition, redemption of the company’s own shares in proportion other than that of the shares held by the shareholders requires the consent of all shareholders.

Draft Resolutions Submitted by Shareholders	Pursuant to the provisions of the French Commercial Code, one or more shareholders representing a portion of the share capital calculated according to a declining percentage (4% for the first EUR 750 000 of the share capital, 2.50% for the portion of the share capital comprised between EUR 750 000 and EUR 7 500 000, 1% for the portion of the share capital comprised between EUR 7 500 000 and EUR 15 000 000, and 0.50% for the remainder of the share capital) or a shareholders association have the ability to request the addition of new items or draft resolutions to the meeting’s agenda.	Pursuant to the Finnish Companies Act, a shareholder has the right to have a matter addressed by the General Meeting of Shareholders, if he or she so requests in writing from the Board of Directors sufficiently in advance for the matter to be included in the notice of the General Meeting of Shareholders. In listed companies, such as Nokia, the request is always considered to have been made sufficiently in advance if the Board of Directors receives the request no later than four weeks before the notice of the General Meeting of Shareholders is sent.

Right for Shareholders to Address Written Questions	Prior to any General Meeting of Shareholders, and with no condition of minimum share capital holding, any shareholder has the right to ask written questions which the Board of Directors is obliged to answer during the General Meeting of Shareholders. A joint response can be provided to these questions as long as they have the same substance. The answer to a written question is deemed	If so requested by a shareholder at a General Meeting of Shareholders, the Board of Directors and the President and Chief Executive Officer must provide more detailed information on circumstances and matters that may affect the evaluation of a matter addressed at the General Meeting of Shareholders. If the General Meeting of Shareholders addresses the financial statements, this given when it is published on the internet website of the company under the heading “Questions & Answers”.

Furthermore, shareholders holding at least 5% of the share capital or a group of shareholders meeting certain conditions may ask the Chairman of the Board of Directors, twice each fiscal year, written questions concerning any matter likely to jeopardize the continued operation of the company. The answers to those questions are communicated to the statutory auditor.

obligation applies also to more general information on the financial position of the company, including the relationship of the company with another corporation or foundation in the same group. However, the information may not be provided if it would cause essential harm to the company.

If the question of a shareholder can only be answered on the basis of information not available at the General Meeting of Shareholders and does not cause essential harm to the company, the answer must be provided in writing within two weeks. The answer must be delivered to the shareholder asking the question and to other shareholders requesting an answer to the question.

Composition of Board

The General Meeting of Shareholders determines the number of members of the Board of Directors. The company shall be managed by a Board of Directors consisting of no less than six and no more than fourteen members.

At the date hereof, Alcatel Lucent’s Board of Directors comprises eleven members.

According to the Articles of Association of Nokia, the company has a Board of Directors comprising a minimum of seven and a maximum of twelve members who are elected at the Annual General Meeting of Shareholders.

At the date hereof, Nokia’s Board of Directors comprises eight members.

Appointment, term and age limit of Directors

The General Meeting of Shareholders elects directors for a period of three years. On occasion, the General Meeting of Shareholders may appoint a director for a period of one or two years in order to stagger the directors’ terms of office. Outgoing directors shall be eligible for re-election, subject to the provisions below.

A director appointed to replace another director shall hold office only for the remainder of his predecessor’s term of office.

The maximum age for holding a directorship is 70. This age limit does not apply if less than one third, rounded up to the nearest whole number, of serving directors have reached the age of 70. No director over 70 may be appointed if, as a result, more than one third of the serving directors, rounded up as defined above, are over 70.

If, for any reason whatsoever, the number of serving directors over 70 should exceed one third as defined above, the oldest director(s) shall automatically be deemed to have retired at the Ordinary General Meeting of Shareholders called to

According to the Articles of Association of Nokia, the term of a member of the Board of Directors begins from the Annual General Meeting of Shareholders at which the member is elected and expires at the closing of the following Annual General Meeting of Shareholders.

Persons under the age of 18, under guardianship, with restricted legal competence, or placed in bankruptcy cannot act as members of the Board of Directors.

The Board of Directors of Nokia has established a guideline retirement age of 70 years for the members of the Board of Directors and the Corporate Governance and Nomination Committee will not without specific reason propose re-election of a person who has reached 70 years of age.

approve the accounts of the fiscal year in which the proportion of directors over 70 years was exceeded, unless the proportion was reestablished in the interim.

Removal of Directors	Pursuant to the French Commercial Code, each director is removable at any time and without cause on a vote of the General Meeting of Shareholders by a simple majority of the present or represented shareholders.	Pursuant to the Finnish Companies Act, any member of the Board of Directors may be removed ahead of term by a General Meeting of Shareholders with a simple majority of the votes cast. Removal does not require a specific reason or cause.

Filling of Board Vacancies	If there is a mid-term vacancy in the Board of Directors, or if a director loses his or her eligibility to serve in the Board of Directors, then:	Pursuant to the Finnish Companies Act, if there is a mid-term vacancy in the Board of Directors, or if a member of the Board of Directors loses his or her eligibility to serve in the Board of Directors, and if there are no deputy members of the Board of Directors, the other members must ensure that a successor member is appointed for the remainder of the term. This requires assessing potential candidates and convening a General Meeting of Shareholders to elect one or more new members to the Board of Directors to fill the vacancy. If, however, the Board of Directors continues to constitute a quorum despite the vacancy, the election may be postponed until the next General Meeting of Shareholders.
•

in case the number of directors becomes lower than the minimum legally required (three directors), the other directors must ensure that one or more successor directors are appointed for the remainder of the term. This requires convening a General Meeting of Shareholders to elect one or more new directors to the board to fill in the vacancy;

•

in case the number of directors becomes lower than the minimum number required under the company’s Articles of Association (six directors), without being lower than the minimum legally required, the other directors must co-opt within three months of the vacancy, one or more new directors whose co-optation shall be confirmed by the next shareholders’ general meeting;

•

in case the number of directors remains higher than the legally required number and the minimum required under the company’s Articles of Association, and if the vacancy is due to the death or resignation of one or more directors, the other directors can co-opt one or more new directors whose co-optation shall be confirmed by the next shareholders’ general meeting.

Board Observers (“Censeurs”)

On proposal of the Chairman, the Board of Directors must propose to the General Meeting of Shareholders the appointment of two board observers who shall be, at the time of their appointment, both salaried employees of the company or of an affiliate and members of a mutual fund formed as a result of a company shareholding scheme in which the company or an affiliate is a participant and having at least 75% of its portfolio in company shares.

The board observers shall be called to the meetings of the Board of Directors and shall participate in a consultative capacity.

The board observers are elected for a period of three years. On occasion, the General Meeting of Shareholders may appoint a board observer for a period of two years in order to stagger the board observers’ terms of office. Outgoing board observers shall be eligible for re-election.

On the Chairman’s proposal, the Board of Directors can propose at the annual General Meeting of Shareholders the appointment of one or more board observers who do not meet the above requirements, among the shareholders or not, but that total number of Board of Directors observers shall not exceed six.

At the date hereof, the Alcatel Lucent’s Board of Directors includes two board observers.

Nokia does not have a provision for board observers.

Powers of the Board

Pursuant to the French Commercial Code, the Board of Directors shall determine the business strategies of the company and shall ensure their implementation. Subject to the matters expressly reserved for the shareholders, and within the limits of the corporate purpose, the Board of Directors shall deal with any question that affects the company’s operations and govern the affairs of the company through its deliberations.

The Board of Directors carries out all verifications that it considers useful. The Chairman of the Board of Directors or the Chief Executive Officer of the company shall communicate to each member of the Board of Directors all documents and information required to fulfill his/her duties.

Pursuant to the Finnish Companies Act, the Board of Directors is responsible for the management and the proper arrangement of the company’s operations. The Board of Directors is also responsible for supervising the company’s bookkeeping and financial matters. According to Nokia’s Articles of Association, the Chairman of the Board of Directors alone or two members of the Board of Directors jointly are authorized to represent the company.

The Board of Directors has a general competence on the matters of the company. Thus, all matters, which under the Finnish Companies Act and the Articles of Association have not been placed in the competence of the General

The Board of Directors may vote on the matter of whether management of the company shall be performed by the Chief Executive Officer or the Chairman of the Board of Directors only if at least two-thirds of its current members are present.

In its relationships with third parties, the company is bound by Board of Directors actions that do not fall under the corporate purpose of the company, unless the company proves that the third parties knew, or could not ignore due to the circumstances, that such action exceeded such corporate purpose, it being specified that the mere publication of the Articles of Association is not sufficient to constitute such proof.

Meeting of Shareholders, are within the competence of the Board of Directors. If a President and Chief Executive Officer has been appointed, the management of the company is divided between him or her and the Board of Directors, the President and Chief Executive Officer being responsible for the executive management of the company’s day-to-day operations. Actions of the President and Chief Executive Officer are supervised by the Board of Directors.

In its relationships with third parties, the company may be bound even by such actions of the Board of Directors that do not fall under the corporate purpose specified in the Articles of Association, unless proven that the third parties knew, or should have known at the time, that such action exceeded the corporate purpose. Mere publication of the Articles of Association is not sufficient to constitute such proof.

Chairman of the Board

The Board of Directors shall appoint a Chairman for a term not to exceed the term of his or her position as a director.

The Chairman of the Board of Directors shall ensure the proper functioning of the company’s governing bodies. He or she convenes the Board of Directors, chairs meetings of the Board, organizes the work of the Board, and ensures that the directors are able to fulfill their mission. The Chairman is required to sign minutes of the Board of Directors if acting as the Chairman of the meeting. In the event of a tie, neither the Chairman nor any director acting as Chairman shall have casting vote.

At the date hereof, the Chairman of the Alcatel Lucent Board of Directors is Philippe Camus.

According to the Articles of Association of Nokia, the Board of Directors shall elect its Chairman and Vice Chairman upon the recommendation by the Corporate Governance and Nomination Committee.

The Board of Directors convenes at the request of its Chairman. Under the Finnish Companies Act, the Chairman is required to ensure that the Board of Directors is convened when needed. The Chairman is also required to sign minutes of the Board of Directors if acting as the Chairman of the meeting and, in the case of a tied vote, the position supported by the Chairman prevails.

At the date hereof, the Chairman of the Board of Directors of Nokia is Risto Siilasmaa.

Liability of Directors

Directors are liable, individually or jointly and severally as the case may be, to the company or to third parties, either for breaches of the provisions of the applicable legislation or regulation, or breaches of the provisions of the Articles of Association, or for mismanagement of the company.

Directors are only liable to the company for personal negligence in the performance of their duties. They may be personally liable to third parties only for

Under the Finnish Companies Act, directors are liable, individually or jointly and severally as the case may be, to the company or to third parties, either for breaches of the provisions of the applicable legislation or regulation, or for violating the general duty of care under the Finnish Companies Act, or for breaches of the provisions of the Articles of Association.

Each member of the Board of Directors and the President and Chief Executive

violations that are detachable from their duties. They shall incur no liability for acts of management or the results thereof.

Criminal liability of directors is provided for by Articles L. 242-1 to L. 242-8 of the French Commercial Code. Criminal liability of directors may be incurred by a breach of certain provisions of the French Commercial Code or for a breach of certain other legislations and regulations, including the provisions of the French labor code and the provisions of securities law, as well as certain regulation applicable to the activities of the company.

Officer are liable for any loss caused intentionally or negligently to the company while performing their duties.

Such liability for damages may be imputed to members of the Board of Directors and the President and Chief Executive Officer irrespective of whether a specific legal provision or a company rule has been violated. Thus, it is sufficient that the director or officer have acted against his or her general duty of care under the Finnish Companies Act.

The liability of a member of the Board of Directors and the President and Chief Executive Officer for loss caused to shareholders or third parties is conditioned upon a violation of the specific provisions of the Finnish Companies Act or the company’s Articles of Association. A breach of the general duty of care is insufficient.

The shareholders, the Chairman of the General Meeting of Shareholders or the company’s auditor may also be liable for loss caused to the company, other shareholders or third parties through a violation of the provisions of the Finnish Companies Act or the company’s Articles of Association.

Liability of directors based on the Finnish Companies Act does not exclude liability based on other grounds, such as contractual liability or liability based on breaches of other laws such as environmental legislation or securities legislation.

Furthermore, individual members of the Board of Directors may become personally liable for loss caused by acts or omissions that are held to constitute a criminal offence under the Finnish Penal Code.

Director and Officer Remuneration and Indemnification

The General Meeting of Shareholders may grant the directors, as remuneration for their activities, a fixed annual amount in attendance fees, as determined by the General Meeting of Shareholders. The apportionment of that sum among directors is determined by the Board of Directors.

In addition, the Board of Directors may grant the directors, as exceptional remuneration for special assignments or duties entrusted to them, subject to the related party transaction regulation.

The Annual General Meeting of Shareholders may grant the members of the Board of Directors remuneration for their activities, in addition to which attendance fees and compensation for membership in board committees may be granted. In accordance with Nokia’s policy, no additional fees are paid for meeting attendance, and part of the Board of Directors’ remuneration is paid in Nokia Shares.

The Board of Directors determines the

The Board of Directors determines the remuneration granted to the Chairman of the Board of Directors (aside from his share of attendance fees granted as remuneration for his director duties), the Chief Executive Officer or the Senior Executive Vice-Presidents, whose remuneration may be fixed and/or variable.

remuneration granted to the President and Chief Executive Officer, and the Personnel Committee of the Board of Directors determines the remuneration for the direct reports of the President and the Chief Executive Officer (beyond certain level). Typically, the base remuneration is fixed, in addition to which incentive-based compensation and equity compensation can be paid.

Pursuant to the Finnish Companies Act, it is only possible to limit the company’s right to claim damages from, inter alia, the members of the Board of Directors by amending the company’s Articles of Association, which is subject to the unanimous approval of all shareholders. Furthermore, it is not possible to limit the company’s right to claim damages to the extent that such loss or damage has been caused either due to a breach of the mandatory provisions of the Finnish Companies Act or through willful act or grossly negligent behavior. Nokia’s Articles of Association do not include any provisions limiting the company’s right to claim damages.

It is, however, possible for a Finnish company to indemnify individual members of its Board of Directors and officers against claims for damages made by shareholders or third parties through individual indemnity undertakings. The exact scope of such indemnity undertakings under Finnish law is not clear, but they cannot be used to limit the company’s right to claim damages from the members of its Board of Directors or the managing director.

Board Quorum and Voting Requirements

Pursuant to Article L. 225-37 of the French Commercial Code, the Board of Directors has a quorum when at least half of its members are present to the meeting. Decisions are taken by the simple majority of the votes of the present or represented members.

With the exception of the Board of Directors’ decision with respect to the management method of the company, decisions are made under quorum and voting requirements provided by the law.

Except for deliberations relating to the approval of the financial accounts, consolidated annual accounts and annual

The Board of Directors has a quorum when more than half of the members of the Board of Directors are present. The proportion is calculated on the basis of the number of members who have been appointed. No decision may be made unless all members of the Board of Directors have been reserved the opportunity, to the extent possible, to participate in the consideration of the matter, meaning in practice that the notice of the meeting of the Board of Directors must be delivered to all members of the Board of Directors sufficiently well in advance of the meeting. The opinion of the majority constitutes the decision of reports, directors attending the board meeting by means of video-conference and/or by remote transmission means will be considered present for quorum and majority calculation purposes, as long as those means allow their identification and guarantee their effective participation to the meeting.

the Board of Directors. In the event of a tied vote, the Chairman of the Board of Directors has the deciding vote.

The Board of Directors may pass written resolutions without convening a meeting, subject to the prerequisites set out in the immediately preceding paragraph.

Executive Directors

According to the French Commercial Code and the Articles of Association of Alcatel Lucent, the Board of Directors may decide that the Chairman will also serve as the Chief Executive Officer of the company.

If the Board of Directors does not appoint the Chairman to address the general management of the company as Chief Executive Officer, the Board of Directors shall appoint, by a simple majority vote of the directors present or represented, a Chief Executive Officer for a term to be determined by the Board of Directors at the time of such appointment. If the Chief Executive Officer is a member of the Board of Directors, such term shall not exceed the term of his/her position as a director.

The Chief Executive Officer is invested with the fullest power to act in all circumstances on the company’s behalf, subject to the limits of the corporate purpose, the powers expressly vested in the General Meeting of Shareholders and in the Board of Directors, and the decisions subject to the prior approval of the Board of Directors according to the company’s board operating rules. The Chief Executive Officer shall represent the company in its dealings with third parties. He or she shall represent the company in the courts.

On the proposal of the Chief Executive Officer, the Board of Directors may authorize one or more persons to assist him, who shall have the title of Senior Executive Vice-President. A maximum of five Senior Executive Vice-Presidents may be appointed. The scope and duration of the powers delegated to a Senior Executive Vice-President shall be determined by the Board of Directors in agreement with the Chief Executive Officer. Senior Executive Vice-Presidents have the same authority as the Chief Executive Officer with respect to third parties.

As of the date hereof, each member of the Board of Directors of Nokia is a non-executive director.

According to the Articles of Association of Nokia, the Board of Directors elects the President who may also serve as the Chief Executive Officer of the company.

The President and Chief Executive Officer is responsible for the executive management of the company’s day-to-day operations in accordance with the instructions of the Board of Directors. Additionally, the President and Chief Executive Officer may undertake actions that are exceptional or far-reaching if specifically authorized to do so by the Board of Directors or on the condition that a delay in carrying out such actions may result in material damage to the company’s operations.

The President and Chief Executive Officer has the right to be present at the meetings of the Board of Directors and to speak there even if the President and Chief Executive Officer is not a member of the Board of Directors, insofar as the Board of Directors does not decide otherwise.

In accordance with the Articles of Association of Nokia, the current President and Chief Executive Officer has been authorized by the Nokia Board of Directors to represent Nokia alone.

At the date hereof, the function of the President and Chief Executive Officer is held by Rajeev Suri, who is not a member of the Board of Directors of the company.

According to the Articles of Association of Nokia, Nokia has a Group Leadership Team which is responsible for the operative management of the company. The number of members on the Nokia Group Leadership Team is approved by the Board of Directors. The Chairman and the members of the Nokia Group Leadership Team are appointed by the Board of Directors.

The Chief Executive Officer and the Senior Executive Vice-Presidents may carry out their duties for a term to be determined by the Board of Directors. If the Chief Executive Officer or Senior Executive Vice-Presidents are members of the Board of Directors, such term shall not exceed the term of their position as directors, or, in any event, the date of the Ordinary General Meeting of Shareholders called to approve the financial accounts of the fiscal year during which such individual will turn 68 years old.

Since September 1, 2015 and for the duration of the transitional period, Mr. Philippe Camus will serve as interim Chief Executive Officer.

At its meeting of July 29, 2015, the Board of Directors accepted the resignation of Mr. Michel Combes from his position of Chief Executive Officer and Director of Alcatel Lucent, effective on September 1, 2015. The directors agreed that gathering the functions of Chairman and Chief Executive Officer as from that date would be a more appropriate governance given the circumstances. They thus appointed, for the duration of the transition period, Mr. Philippe Camus, at that time Chairman of the Board of Alcatel Lucent, as Chairman and Interim Chief Executive Officer, effective on September 1, 2015.

Dissenters’ or Appraisal Rights	Under French law, shareholders do not have any dissenters’ rights or any appraisal rights.

Under the Finnish Companies Act, shareholders and holders of options or other special rights entitling the holders to shares of a merging company who object to the merger have the right, under certain circumstances, to have their shares, options or other special rights redeemed for cash at fair market value by the acquiring company. Unless agreed between the parties, the fair market value is determined through arbitration proceedings mandated by the Finnish Companies Act.

In the case of a demerger into a pre-existing company, the shareholders, holders of options or other special rights entitling the holders to shares of a demerging company who object to the demerger have the right, under certain circumstances, to have their demerger consideration (i.e., the consideration payable by the pre-existing acquiring company) redeemed for cash at fair market value by the acquiring company. Unless agreed between the parties, the fair market value is determined through arbitration proceedings mandated by the Finnish Companies Act.

Statutory Thresholds Crossing Notifications

According to the Articles of Association of Alcatel Lucent, any shareholder holding shares equal to or in excess of 2% of the total number of the shares must, within a period of five French trading days from the date on which this share ownership threshold is reached, inform the company by letter or fax of the total number of shares that he or she owns. This notification shall be made each time a further threshold of 1% is reached.

Any shareholder holding shares equal to or in excess of 3% of the total number of the shares must, within a period of five French trading days from the date on which this share ownership threshold is reached, request the registration of his or her shares. This obligation to register shares shall apply to all the shares already held as well as to any shares that may be acquired subsequently in excess of this threshold. The copy of the request for registration, sent by letter or fax to the company within fifteen calendar days from the date on which this share ownership threshold is reached, shall be deemed to be a notification that the threshold has been reached. A further request shall be sent in the same conditions each time a further threshold of 1% is reached, up to 50%.

Calculation of the thresholds above shall include indirectly held shares and shares equivalent to existing shares as defined in Article L. 233-7 et. seq. of the French Commercial Code (e.g., shares held by controlled subsidiaries, held by another person for the account of that person, or held by a third party acting in concert with that person).

Shareholders must certify that all securities owned or held as defined in the preceding paragraph are included in each such declaration and must also indicate the date or dates of acquisition. These notice obligations apply to holders of shares through ADS.

Nokia does not have a provision for statutory thresholds crossing notifications.

Should shareholders not comply with the provisions set forth above, voting rights for shares exceeding the declarable thresholds shall, at the request of one or more shareholders holding at least 3% of the share capital, be withdrawn under the conditions and within the limits laid down by law.

Any shareholder whose shareholding falls below either of the thresholds provided for above must also inform the company thereof, within the same period of five trading days and in the same manner.

Legal Thresholds Crossing Notifications

Pursuant to the provisions of the French Commercial Code, any natural or legal person, acting alone or in concert, whose shareholding exceeds or falls below the ownership thresholds of 5%, 10%, 15%, 20%, 25%, 30%, 1/3, 50%, 2/3, 90% or 95% of the share capital or of the voting rights of Alcatel Lucent, shall notify Alcatel Lucent and the AMF within a period of four French trading days (before the close of the trading session) from the date following the day on which this share ownership threshold is reached, and shall specify the total number of shares that he or she owns.

Pursuant to the terms of Article L. 233-9 I 4° and 4°bis of the French Commercial Code, the computation of the aforementioned thresholds must take into account the existing shares or voting rights that the declaring shareholder is entitled to acquire on his own initiative, immediately or in the future, by virtue of an agreement or a financial instrument paid for in cash, as well as existing shares or voting rights that are the object of any agreement or financial instrument paid for in cash and which have an economic effect for the declaring shareholder similar to shareholding. Additionally, the obligation to notify separately obliges the declaring shareholder to present, in addition to the usual information, complementary information concerning the following financial instruments: (i) securities giving deferred access to new shares and (ii) existing shares that the declaring shareholder is entitled to acquire by virtue of an agreement or of a financial instrument whose exercise depends on the initiative of a third party.

Pursuant to the Finnish Securities Market Act, a shareholder has an obligation to notify Nokia and the Finnish Financial Supervisory Authority of his or her portion of holdings and voting rights when the portion reaches, exceeds or falls below 5%, 10%, 15%, 20%, 25%, 30%, 50%, 2/3 or 90% of the voting rights or the number of shares in the company. A notification must also be made when a shareholder is party to an agreement or other arrangement, the effect of which would mean that the above threshold is reached or exceeded or that the portion falls below the notification threshold when implemented. The notification is to be submitted without undue delay, however, no later than on the next Finnish trading day after the shareholder learned or should have learned of the transaction as a result of which his or her portion of holdings and voting rights has changed or will change. The shareholder is deemed to have been informed of the transaction no later than two calendar days after the transaction.

The portion of holdings is calculated in proportion to the number of shares entered in the Finnish Trade Register as well as to the number of votes carried by these shares. In calculating the portion of holdings, the existing portion of holdings is added with or subtracted by the change in the portion of holdings that an agreement or other arrangement will result in to the extent that the change is known. Also the portion of holdings and voting rights of an entity and foundation controlled by the shareholder and that of a pension foundation or pension fund of the shareholder and an entity controlled by it are included in the calculation.

	A shareholder failing to regularly notify the company and the AMF of the crossing of one of the above mentioned ownership thresholds will be deprived of the voting rights attached to the number of shares exceeding such thresholds for any General Meeting of Shareholders that would be convened for a period of two years following the date of regularization of the notification.		The Finnish Financial Supervisory Authority may impose administrative sanctions for breach of the provisions relating to notification requirements, but such breach does not currently entail a loss of voting rights.

Declaration of Intents	Any shareholder whose shareholding exceeds 10%, 15%, 20% and 25% of the share capital or of the voting rights of Alcatel Lucent must declare his or her intentions for the six months to come. Such declaration must be made to the company and to the AMF within a period of five French trading days (before the close of the trading session).		Nokia does not have a provision for declaration of intents.

Information Provided to Shareholders

Pursuant to the provisions of the French Commercial Code, the company must make available to its shareholders certain books and corporate documents of the company relating to the last three fiscal years, including:

Pursuant to the Finnish Companies Act, the Finnish Securities Market Act as well as the Finnish Corporate Governance Code, the company must, for a period of five years, make available to its shareholders certain corporate documents of the company, including, inter alia, the following:
	•	the annual financial accounts and, where available, the consolidated accounts;	•	the annual accounts and the consolidated accounts;
	•	a list of the directors of the company;	•	the reports made by the Board of Directors and by the statutory auditors;
	•	reports made by the Board of Directors and by the statutory auditors;	•	notices of the General Meetings of Shareholders and resolution proposals;
	•	draft resolutions of the General Meetings of Shareholders;	•	minutes of the General Meetings of Shareholders;
	•	minutes of the General Meetings of Shareholders;	•	information concerning the candidates to the Board of Directors or the President and Chief Executive Officer;
	•	information concerning the candidates to the office of director;	•

statements concerning corporate governance and internal control as a listed company (including information on the activities and composition of the Board of Directors and its committees as well as the management and auditors);

	•	the global amount, as certified by the statutory auditors, of compensation paid to the ten most highly paid persons in the company; and
	•	attendance sheets of the General

Meetings of Shareholders held during the last three financial years.

Shareholders may at any time have access to the above mentioned documents at the registered office of the company. Shareholders typically may also make a copy of the available documents.

Prior to a General Meeting of Shareholders, the shareholders of the company may also obtain certain information, including:

•	the agenda of the meeting;

•	the draft resolutions of the General Meeting of Shareholders;

•	a summary of the situation of the company during the most recent completed fiscal year;

•	the report made by the Board of Directors on corporate governance and internal control, as a listed company;

•	the report made by the statutory auditors;

•	the annual financial accounts of the company and, as the case may be, consolidated accounts;

•	a chart presenting the results of the company over the last five fiscal years;

•	the names of directors and the Chief Executive Officer as well as, as the case may be, the indication of other companies in which those persons have management, direction, administration or controlling duties; and

•	the names and ages of the candidates to the office of director, as well as their professional references and their professional activities over the last five years, including the functions they have or had in
•	remuneration statements (including information on the remuneration of the company’s Board of Directors, management and auditors); and

•	stock exchange releases.

The company must make the above mentioned documents available on the company’s website.

Prior to a General Meeting of Shareholders, the company must make available to the shareholders certain documents at its registered office and on the company’s website. The period for the documents to be kept available begins three weeks before the General Meeting of Shareholders, at the latest, and ends three months after the General Meeting of Shareholders, at the earliest. The documents must also be available at the General Meeting of Shareholders. The documents that may need to be made available, depending on the matters on the agenda of the General Meeting of Shareholders, include, inter alia, the following:

•	notice of the General Meeting of Shareholders and resolution proposals;

•	information about the candidates to the Board of Directors and the management (if such appointments are on the agenda)

•	the annual accounts, the consolidated accounts, and the reports made by the Board of Directors and by the statutory auditors

•	in case of a merger or a demerger being addressed by the General Meeting of Shareholders, the statutory documentation relating to such reorganization; and

•	such other documents as required by the Finnish Companies Act for the addressing of specific agenda items.

other companies, as well as the employments or functions they had in the company, and the number of company shares they own or carry.

During this period, shareholders may at any time read the list of shareholders of the company.

Mandatory Tender Offer

The French Financial and Monetary Code provides that a shareholder acting alone or in concert, who holds directly or indirectly more than 30% of the share capital or of the voting rights of a company listed on a regulated market, is obligated to immediately notify the AMF and to file a compulsory public tender offer for all of the share capital of the company and of the securities giving access to the voting rights of the company, such tender offer being subject to compliance conditions set for by the AMF.

The same provisions apply to natural or legal persons, acting alone or in concert, holding directly or indirectly a number of shares comprised between 30% and 50% of the share capital or voting rights, and who, within less than twelve consecutive months, raise their share capital or voting rights ownership of more than 1% of the total number of the share capital or voting rights of the company.

Article L. 433-4 of the French Monetary and Financial Code and Articles 236-1 seq. (public buy-out offer), 237-1 seq. (squeeze-out following any tender offer) of the AMF General Regulation set out the conditions for filing a public buy-out offer and the conditions of implementation of a squeeze-out for the minority shareholders of a company whose shares are listed on a regulated market.

The Finnish Securities Market Act provides that a shareholder whose portion of voting rights increases to over 30% or to over 50% of the voting rights attached to the shares in a publicly listed company is obligated to make a public tender offer for all remaining shares and for securities entitling to shares in the company (mandatory bid). In calculating the portion of voting rights of the shareholder, shares held inter alia by persons acting in concert with the shareholder as well as shares controlled by the shareholder based on an agreement or other arrangement shall also be taken into account.

Pursuant to the Finnish Companies Act, a shareholder holding more than 90% of all shares and votes in a company has the right to redeem the shares of the other shareholders in the company at fair market value (squeeze-out). In addition, a shareholder whose shares may be redeemed, has a corresponding right to demand redemption of shares (sell-out).

The Articles of Association of Nokia provide that a shareholder whose holding, either alone or together with other shareholders, of the total shares of the company equals or exceeds 33 1/3% or 50% (“Purchasor”) is obliged, at the request of other shareholders (“Purchasee”), to redeem their shares and securities which entitle to shares. The purchase price is the higher of the following: i) the weighted average trading price of Nokia Shares on Nasdaq Helsinki during the ten Finnish business days prior to the day on which the company has been notified by the Purchasor that his or her holding has reached or exceeded the threshold referred to above or, in the absence of such notification or its failure to arrive within the specified period, the day on which the Board of Directors of the company otherwise becomes aware of this, or ii) the average price, weighted by the number of shares, which the Purchasor has paid for the Nokia Shares he has acquired during the last 12 months preceding the date referred to in item i).

Related Party Transaction

Any related party transaction pursuant to Article L. 225-38 of the French Commercial Code, except for those concerning ordinary course transactions and for transactions between wholly-owned companies, must be subject to the prior approval of the Board of Directors and then to the approval of the shareholders.

A related party transaction as per Article L. 225-38 of the French Commercial Code is (i) an agreement entered into directly or through an intermediary person between Alcatel Lucent and its Chief Executive Officer, one of its executive vice-presidents, one of its directors, one of its shareholders holding more than 10% of the voting rights or, if it is a legal person shareholder, the company controlling such legal person in the sense of Article L. 233-3 of the French Commercial Code; (ii) an agreement to which one of those persons have an indirect interest; or (iii) an agreement between Alcatel Lucent and a company, if the Chief Executive Officer, one of the executive vice presidents or one of the directors of Alcatel Lucent is owner, or shareholder indefinitely liable, or manager, or director, or member of the supervisory board or, more generally, managing officer of that company.

The prior authorization given by the Board of Directors is motivated by and must justify the interest of the convention for Alcatel Lucent, in particular by detailing the financial conditions attached to that convention.

As a general rule, a member of the Board of Directors is disqualified from any decision making concerning a transaction between him- or herself and the company, or any other issue that may provide any material benefit to him or her that may be contradictory to the interests of the company.

In transactions benefiting the related parties of the company, a reversed burden of proof is applied, i.e., the members of the Board of Directors are presumed to have acted negligently if damage is caused to the company as a result of a transaction that benefits a party closely related to the company, unless the member or members of the Board of Directors can prove that they have acted with due care.

Transactions that do not fulfil the requirements of lawful distribution of assets (refer to “—Dividends, Other Distribution of Assets and Liquidation” in this comparison table), and which reduce the assets of the company or increase its liabilities without a sound business reason, constitute unlawful distribution of assets. Related-party transactions without a sufficient reason may fall under this definition.

Related-party transactions must be disclosed in the notes to the financial statements, if such transactions are material and not on an arm’s length-basis. Pursuant to the Finnish Companies Act, the company needs to include in its annual report information concerning any loans, liabilities and liability undertakings granted to a related party and the material terms of the arrangement if the combined amount of such liabilities exceeds EUR 20 000 or 5% of the equity on the company’s balance sheet.

Shareholder Litigation	The directors, as well as the Chief Executive Officer, are liable to the company or to third parties, individually or jointly and severally, as the case may be, either for breaches to legislative or regulatory provisions applicable to the company, or for breaches to the

Refer to “—Liability of directors” in this comparison table above for a general discussion on the grounds for liability under the Finnish Companies Act.

One or several shareholders holding at least 10% of all shares in a company, have the right to bring an action in their provisions of the Articles of Association, or for any misconduct in their management.

Any shareholder may engage an action in order to have his damage repaired, if this damage is incurred by an action of the directors or by the Chief Executive Officer, to the extent such damage is distinct of the damage that was potentially endured by the company, and even if the misconduct of the president is not detachable from his duties.

Any shareholder may also, either individually or with a shareholders’ association answering certain conditions, or by combination with other shareholders under certain conditions, engage a legal action against the directors or against the Chief Executive Officer in order to obtain reparation for damages incurred by the company.

The action for damages against the directors or against the Chief Executive Officer, either led by the company or by an individual, shall expire after three years from the damaging fact or, if it was concealed, from the discovery of the damaging fact, and after ten years if that fact is characterized as a crime.

own name for loss caused to the company, if it is probable at the time of filing of the action, that the company will not file a claim for damages. Additionally, an individual shareholder has a similar right to bring an action in his or her own name when it can be demonstrated that the non-enforcement of the claim for damages would be contrary to the general principle of equal treatment of the shareholders, as stated in the Finnish Companies Act. The shareholders bringing the action shall bear the legal costs themselves, but they have the right to be reimbursed by the company for such costs, in so far as the funds accruing to the company by means of the proceedings will suffice.

A shareholder does not have a direct right to receive compensation or damages for loss caused to the company.

Actions for damages under the Finnish Companies Act must generally be initiated within five years from the end of the accounting period during which the decision leading to the loss was made or when the action leading to the loss was taken. Specific expiration periods apply if the loss is caused by a criminal offence.

If the person liable for damages has been discharged from liability by a decision of the General Meeting of Shareholders, the shareholders must, as a general rule, bring the action within three months of the resolution on such discharge from liability.

Alcatel Lucent

Shareholders and potential investors should note that all of the information concerning Alcatel Lucent presented in this Listing Prospectus and in particular in Annex A is solely based on publicly available information of Alcatel Lucent included in Alcatel Lucent Annual Report and Alcatel Lucent Interim Report Alcatel Lucent has filed with the SEC. Nokia confirms that this information has been accurately reproduced and that as far as Nokia is aware and is able to ascertain from information published by Alcatel Lucent, no facts have been omitted which would render the reproduced information inaccurate or misleading.

General

For information about Alcatel Lucent in general, including its history and development, structure, business organization, segments and products, refer to sections “Information about the Group” on pages A-27 to A-35 and “Description of the Group’s activities” on pages A-38 to A-50 of Annex A.

Share Capital Information

For information about Alcatel Lucent’s share capital, refer to sections “Listing and shareholdings—Capital” on pages A-160 to A-172 and “Alcatel-Lucent Unaudited Interim Condensed Consolidated Financial Statements at June 30, 2015—Unaudited interim condensed consolidated statements of changes in equity” on page A-344 of Annex A.

Stock Options, Equity Compensation and Other Special Rights Entitling to Shares

For information about Alcatel Lucent’s stock options, equity compensation and other special rights entitling to shares, refer to sections “Compensation and long-term incentives” on pages A-121 to A-133 and “Listing and shareholdings—Capital” on pages A-160 to A-172 of Annex A. For more information about the effects of the Exchange Offer on Alcatel Lucent’s stock options, equity compensation and other special rights entitling to shares, refer to section “The Exchange Offer—Treatment of Alcatel Lucent Stock Options and Alcatel Lucent Performance Shares” in this Listing Prospectus.

Equity Compensation

For information about Alcatel Lucent’s equity compensation, refer to section “Compensation and long-term incentives—Long-term compensation mechanisms” on pages A-122 to A-133 of Annex A.

FINNISH AND FRENCH SECURITIES MARKET

The following summary is a general description of the Finnish and French securities markets and is based on the laws in force in Finland and in France on the date of this Listing Prospectus. The following summary is not exhaustive.

Finnish Securities Market

General Information

The securities market in Finland is supervised by the Finnish Financial Supervisory Authority. The primary law governing securities markets is the Finnish Securities Market Act, which contains provisions, notably, in respect of company and shareholder disclosure obligations, prospectus requirements, public tender offers and market abuse. The role of the FIN-FSA is to monitor compliance with these regulations.

The Finnish Securities Market Act specifies minimum disclosure requirements for Finnish companies applying to have their shares listed on Nasdaq Helsinki or whose securities are publicly traded or who offer their securities to the public. The information provided on factors that may have a material effect on the value of the securities must be sufficient to enable investors to make a sound evaluation of the securities being offered and of the issuing company. Finnish listed companies are responsible for regularly publishing their financial information as well as for informing the markets of any matters likely to have a material effect on the value of their securities.

A shareholder is required to notify, without undue delay, a Finnish listed company and the Finnish Financial Supervisory Authority when its voting participation in, or its percentage ownership of, the issued share capital of such Finnish listed company reaches, exceeds or falls below 5%, 10%, 15%, 20%, 25%, 30%, 50%, 2/3 or 90%, calculated in accordance with the Finnish Securities Market Act, or when it enters into an agreement or other arrangement that, when implemented, has such effect. When a listed company has received the above-mentioned information, it must make the information public by a stock exchange release.

According to the Finnish Securities Market Act, a shareholder holding more than three tenths (3/10) or one half (1/2) of the voting rights attached to shares in a company after the shares or securities entitling to such shares of the company have been entered into public trading, is obligated to make a public tender offer for all remaining shares and securities entitling to such shares in the company at fair value (mandatory bid). After exceeding the 30% threshold and having made a mandatory public tender offer, the shareholder may increase his or her holding in the company until the holding exceeds 50% of voting rights attached to shares in a company, at which point the obligation to make a mandatory public tender offer is again triggered. In addition, under the Finnish Companies Act, a shareholder holding shares representing more than 90% of all the shares and votes in a company has the right to redeem the remaining shares in the company at fair market value (squeeze-out). In addition, a shareholder whose shares can be redeemed in the above-mentioned manner is entitled to demand redemption of his or her shares from the majority shareholder entitled to exercise redemption (sell-out). Detailed rules apply to the calculation of the proportions of shares and votes discussed above. In a company’s Articles of Association, there may be specific provisions on redemption obligation or right deviating from the law.

The Finnish Penal Code (39/1889, as amended), contains provisions relating to breach of disclosure requirements, the misuse of privileged or inside information and market manipulation. Breach of these provisions constitutes a criminal offence. The Finnish Financial Supervisory Authority has the right to impose administrative sanctions for breach of the provisions relating to market abuse and disclosure requirements to the extent that the offence does not fall within the scope of the Finnish Penal Code. The Finnish Financial Supervisory Authority can, for example, issue a public warning or impose monetary penalties for the breach of disclosure or reporting requirements, insider register provisions, misuse of insider information or market manipulation.

Trading and Clearing and Settlement on Nasdaq Helsinki

Share trading on Nasdaq Helsinki occurs through automatic order matching. In carrying out share trades, Nasdaq Helsinki uses the INET trading platform, which is an order-based system in which buy-and sell-orders are matched as trades when the price and volume information tally. In the INET trading platform, the trading day consists, as a general rule, of the following main phases: pre-trading, continuous trading, the closing auction and post-trading.

During the pre-trading session from 09:00 to 09:45, orders may be entered, changed or deleted. The opening call begins at 09:45 and ends at 10:00. Round lot orders entered during the pre-trading phase and existing orders that may be valid for more than one day are automatically transferred into the opening call. Continuous trading takes place between 10:00 and 18:25. Continuous trading begins sequentially immediately after the opening for the day that has ended at 10:00, at which time the first share’s opening price is determined, after which continuous trading in said share commences. Approximately ten minutes later, the opening prices of all the shares have been determined and trading based on market demand continues until 18:25. The closing auction begins at approximately 18:25 and ends at approximately 18:30, when the closing prices are determined and when the continuous trading ends as well. In post-trading between 18:30 and 19:00, the only trades that may be registered are contract trades for shares in after-hours trading. The shares will be registered at prices established during the trading day.

Trades are primarily cleared by netting them in the clearing and settlement system of the European Multilateral Clearing Facility acting as the central counterparty and executed in Euroclear Finland Ltd’s automated clearing and settlement system on the second (2nd) banking day after the trade date (T+2) unless otherwise agreed by the parties.

Trading in shares on Nasdaq Helsinki and clearing of securities in Euroclear Finland Ltd take place in euros, with the minimum tick size for trading quotations being EUR 0.0001. All price information is produced and published only in euros.

The Finnish Book-entry Securities System

General Information

Use of the book-entry securities system is mandatory for all companies with shares listed on Nasdaq Helsinki. The book-entry securities system is centralized at Euroclear Finland Ltd, which provides national clearing and registration services for securities. Euroclear Finland Ltd maintains a book-entry securities system for both equity and debt securities. The registered office of Euroclear Finland Ltd is located at Urho Kekkosen katu 5 C, FI-00100, Helsinki, Finland.

Euroclear Finland Ltd keeps company-specific shareholder registers of the shareholders of companies entered into the book-entry securities system and offers book-entry account services to shareholders who do not wish to use the services of commercial account operators. The basic custody expenses incurred by Euroclear Finland Ltd in connection with maintaining the book-entry accounts are mainly borne by the issuers and account operators participating in the book-entry securities system. The account operators, which consist of for example credit institutions, investment services companies and other institutions licensed to act as account operators by Euroclear Finland Ltd, are entitled to make entries in the book-entry register and administer the book-entry accounts.

Registration

In order to effect entries in the Finnish book-entry securities system, a holder of securities or such holder’s nominee must establish a book-entry account with Euroclear Finland Ltd or with an account operator or register its securities through nominee registration. Finnish security holders may not hold their securities through a nominee. For holders of securities who have not transferred their securities into book-entries, a joint book-entry account shall be opened with Euroclear Finland Ltd and the company is entered as the account holder. All transactions in securities registered in the book-entry securities system are executed as computerized book-entry transfers. The account operator confirms book-entry transfers by sending notifications of transactions to the holder of the respective book-entry account. The account holders also receive an annual statement of their holdings as of the end of each calendar year.

Each book-entry account must give the particulars of the account holder and other holders of rights to the book-entries in the account or of the manager of a nominee registration who manages the assets in the nominee-registered account, as well as information on the account operator for the account. The required information includes the type and number of the book-entry securities registered in the account as well as the rights and restrictions pertaining to the account and the book-entries. Any nominee-registered account must be identified when making entries in the account. Euroclear Finland Ltd and the account operators are responsible for maintaining the confidentiality of the information they receive. Euroclear Finland Ltd and the company must, however, make public certain information (such as the account holder’s name, nationality and address) contained in the register of shareholders maintained by Euroclear Finland Ltd, save in the case of nominee registration. The Finnish Financial Supervisory Authority is entitled to receive certain information on nominee registrations upon request.

Each account operator is liable for errors and omissions in the book-entry registers maintained by it and for any unauthorized disclosure of information. However, if an account holder has suffered a loss as a result of a faulty registration or an amendment to, or deletion of, rights related to registered securities and the account operator is unable to compensate such loss, such account holder is entitled to receive compensation from the statutory registration fund of Euroclear Finland Ltd. The capital of the registration fund must be at least 0.0048% of the average of the total market value of the book-entries kept in the book-entry securities system during the last five (5) calendar years and it must not be less than EUR 20 million. The compensation to be paid to one injured party shall be equal to the amount of loss suffered by such injured party from a single account operator, subject to a maximum amount of EUR 25.000. The liability of the registration fund to pay damages in relation to each incident is limited to EUR 10 million.

Custody of Securities and Nominee Registration

A non-Finnish shareholder may appoint an account operator (or certain non-Finnish organizations approved by Euroclear Finland Ltd) to act as a custodial nominee account holder on its behalf. A nominee shareholder is entitled to receive dividends and to exercise all share subscription rights and other financial and administrative rights attaching to the shares held in its name. A beneficial owner wishing to participate in a General Meeting of Shareholders shall seek temporary registration in the shareholders’ register. The notification of the temporary registration shall be made at the latest on the date set out in the notice of the General Meeting of Shareholders, which shall be after the record date of the General Meeting of Shareholders. A custodial nominee account holder or another nominee is required to disclose to the Finnish Financial Supervisory Authority and to the relevant company, upon request, the actual identity of the shareholder of any shares registered in the name of such nominee, where the beneficial owner is known, as well as the number of shares owned by such beneficial owner. If the name of the beneficial owner is not known, the nominee is required to disclose said information in respect of the representative acting on behalf of the beneficial owner and to submit a written declaration to the effect that the beneficial owner of the shares is not a Finnish natural person or legal entity.

Finnish Depositories for both Euroclear Bank, S.A./N.V. – as operator of Euroclear Finland Ltd – and Clearstream have nominee accounts within the book-entry securities system and, accordingly, non-Finnish shareholders may hold their shares listed on Nasdaq Helsinki on their accounts in Euroclear Bank, S.A./N.V. and in Clearstream.

Shareholders wishing to hold their shares in the book-entry securities system in their own name but who do not already maintain a book-entry account in Finland are required to open a book-entry account with Euroclear Finland Ltd or an account operator as well as a bank account denominated in euro in Finland.

Compensation Fund for Investors

Under Finnish law, investors are divided into professional and non-professional investors. The definition of professional investors includes business enterprises and public entities that can be deemed to know the securities markets and the risks related thereto. An investor may also declare in writing that, on the basis of his professional skills and experience in investment activities, he or she is a professional investor. However, private investors are generally considered non-professional investors.

Credit institutions and such investment firms managing or retaining clients’ assets that do not provide solely intermediation or investment advisory services or organizing of multi-lateral trading must belong to a statutory compensation fund for investors. The compensation fund safeguards payment of clear, indisputable receivables that are due when an investment company or a credit institution, for a reason other than temporary insolvency, is not capable of paying the claims of investors within a determined period of time. Only claims of non-professional investors are paid by the compensation fund. An investor is paid 90% of the investor’s receivable, subject to a maximum amount of EUR 20 000. The fund does not compensate for losses due to a fall in equity prices or incorrect investment decisions, whereby the customer is still responsible for the consequences of his or her investment decisions. If a deposit bank becomes insolvent, customers of such deposit bank shall be compensated from the deposit guarantee fund for claims up to EUR 100 000. The funds of an investor are safeguarded either through the deposit guarantee fund or the compensation fund. Accordingly, the same funds of an investor do not benefit from double protection.

French Securities Market

General Information

The securities market in France is supervised by the French Financial Market Authority (Autorité des marchés Financiers). The French securities markets are mainly governed by the French Financial and Monetary Code, the French Commercial Code and the AMF General Regulation, which contain provisions, notably, in respect of company and shareholder disclosure obligations, prospectus requirements, public tender offers and market abuse. The role of the AMF is to authorize, monitor, regulate participants and products in France’s financial markets. The AMF also remits safeguard investments in financial products, ensures that investors receive material information and maintains orderly financial markets.

The AMF checks the official disclosures prepared by securities issuers for IPOs, issuance of equity or debt securities and public offerings. These documents may take various forms, including prospectuses, offer documents, registration documents, base documents and securities notes. They may be approved by the AMF before distribution or filed and checked ex post (but before the launch of the financial operation). The AMF makes sure, in particular, that the information contained in a prospectus that will be disseminated publicly during a corporate finance transaction is comprehensible, consistent and complete. The AMF also checks the transaction’s regulatory compliance. During the review process, the AMF may request explanations or evidence, in particular about the position, business and earnings of the company concerned and any guarantees for securities covered by the transaction.

Under French law, any person, acting alone or in concert, whose shareholding exceeds or falls below the ownership thresholds of 5%, 10%, 15%, 20%, 25%, 30%, 1/3, 50%, 2/3, 90% or 95% of the share capital or voting rights of a French company listed on Euronext Paris, shall notify to such company and to the AMF within a period of four French trading days (before the close of the trading session) from the date following the day on which this share ownership threshold is reached, and shall specify the total number of shares that he or she owns. In addition, any shareholder whose shareholding exceeds 10%, 15%, 20% and 25% of the share capital or voting rights of a French company listed on Euronext Paris must declare his or her intentions for the next six months. Such declaration must be made to the French company and to the AMF within a period of five French trading days (before the close of the trading session). The AMF then makes this information public.

Any person must file an offer for 100% of the securities of the targeted company if he or she, acting alone or in concert, crosses (even passively) the threshold of 30% of the share capital or voting rights of a company listed on Euronext Paris. A mandatory offer is also required to be filed by any person who already has a direct or indirect holding of between 30% and 50% of the share capital or voting rights of the targeted company and increases, in a period of less than twelve months, its holding of the share capital or voting rights in the targeted company by more than 1%. A shareholder holding shares representing at least 95% of the voting rights in a company listed on Euronext Paris has the right to redeem the remaining shares in the company (squeeze-out). Furthermore, a shareholder whose shares can be redeemed in the above-mentioned manner is entitled to demand redemption of his or her shares from the majority shareholder entitled to exercise redemption (sell-out).

The French regulations contain provisions relating to breach of disclosure information, the use of privilege or inside information and market manipulation. Breach of these provisions constitutes a criminal offense which may lead to fines and imprisonment. In addition, the AMF can assess such misconduct via its Enforcement Committee (Commission des sanctions). This committee can impose only financial penalties and/or disciplinary sanctions.

Trading and Clearing and Settlement on the Paris Stock Exchange

Share trading on Euronext Paris occurs through automatic order matching. In carrying out share trades, Euronext Paris uses the Universal Trading Platform, which is a multi-market exchange platform for all NYSE Euronext markets, permitting to the buy and sell orders to be matched to obtain a quotation. Trading occurs on a price-driven continuous basis, or during auctions that take place twice daily at set times to improve price discovery for less-liquid securities.

On a continuously operating market, before the market opening (pre-market opening), orders accumulate on the order book without any transactions taking place. At the market opening, depending on the orders pending in the market, the system calculates a mid-price or call auction so that the maximum number of stocks can be traded. The trading session begins at 09:00 and goes until 17:30. During that phase, each new order immediately generates a new price, provided there are compatible orders in the opposite direction. Pre-market closure begins at 17:30 and goes until 17:35. As in pre-market opening, during that phase, orders accumulate but with no transactions. At 17:35, as at the market opening, the last closing price is determined and fixed. Between 17:35 and until 17:40, orders can be entered for execution at the closing price only (Trading At Last).

In conjunction with Euroclear Group, LCH.Clearnet SA has designed a solution for the settlement of Euronext members’ securities transactions. The Euronext Stock Exchange Settlement presents clearing members with the option to settle their exchange trades against LCH.Clearnet SA on a delivery-versus-payment basis via the settlement platform of their choice (Euroclear Bank or the domestic central securities depository), namely, Euroclear France or Euroclear Bank for clearing members active on Euronext Paris.

TAXATION

The following is a description of the material Finnish and French withholding tax consequences that may be relevant with respect to this Listing Prospectus. The following relates only to payments made to beneficial owners of the Nokia Shares and may not apply to certain classes of persons such as Dealers. It does not purport to be a complete analysis of all tax considerations relating to the Offered Shares or Nokia Shares, whether in Finland in France or elsewhere. Prospective purchasers of Offered Shares or Nokia Shares should consult their own tax advisers as to which countries’ tax laws could be relevant to acquiring, holding and disposing of Offered Shares or Nokia Shares and receiving payments of dividend or other payments under the Offered Shares or Nokia Shares and the consequences of such actions under the tax laws of those countries. This summary is based upon the law as in effect on the date of this Listing Prospectus and is subject to any change in law that may take effect after such date, including changes with retroactive effect.

Finnish Taxation

Withholding Taxation of Dividends and Equity Returns

According to Finnish domestic law, the distribution of funds from the invested unrestricted equity fund (Finnish Companies Act Chapter 13 Section 1 point 1) by a publicly listed company as defined in the Finnish Income Tax Act Section 33 a Subsection 2 (“Listed Company”) is taxed as distribution of dividends. Therefore, the following applies also to the distribution of funds from the invested unrestricted equity fund carried out as an equity return by Nokia.

A) Residents

Individuals and Estates

If the shareholder is an individual, 85% of dividends paid by a Listed Company is considered as capital income of the recipient, taxable at the flat rate of 30% (however, if the overall capital income exceeds EUR 30,000 during the calendar year, the tax for the exceeding amount is 33%) while the remaining 15% is tax-exempt.

A listed company distributing dividends, or a resident financial institution (or a Finnish branch of a non-resident) effecting the payment to the recipient, is obligated to withhold advance income tax from dividends paid to resident individuals or estates. Currently, the amount of the advance income tax withholding is 25.5% of the amount of the dividend. The advance income tax withheld by the distributing company or a surrogate payer is credited against the final income tax payable by the individual shareholder for the dividend received.

Companies

Dividends received by a Listed Company from another Listed Company are generally tax-exempt. However, in case the underlying shares are included in the investment assets of the shareholder (only financial, insurance and pension institutes may have investment assets referred in this context), 75% of the dividend received in respect of such shares is taxable income while the remaining part of the dividend is tax-exempt.

Dividends received by a Finnish company that is not publicly quoted from a Listed Company are generally entirely taxable income. However, in cases where the company that is not publicly quoted directly owns 10% or more of the share capital of the Listed Company distributing the dividend, the dividend received on such shares is tax-exempt provided that the underlying shares are not included in the investment assets of the shareholder.

Dividend payments made to Finnish corporate holders of the Offered Shares or Nokia Shares may generally be made without withholding or deduction for, or on account of, any taxes, duties, assessments or governmental charges of whatever nature imposed or levied by or on behalf of the Republic of Finland or by any municipality or other political subdivision or taxing authority thereof or therein.

B) Non-residents

Non-residents of Finland are subject to Finnish withholding tax on dividends paid by a Finnish company. The withholding tax as a final tax is withheld by the company distributing the dividend at the time of dividend payment. The withholding tax rate for a dividend received by a non-resident individual shareholder is 30% and for a dividend received by a non-resident company the withholding tax rate is generally 20% unless otherwise set forth in an applicable tax treaty.

Finland has entered into double taxation treaties with many countries pursuant to which the withholding tax rate is reduced on dividends paid to persons entitled to the benefits under such treaties. For example, the Finnish withholding tax rate for portfolio shares is generally reduced to zero when paid to a qualifying French recipient and to 15% when paid to a qualifying U.S. recipient. A further reduction in the withholding tax rate is usually available to corporate shareholders for dividend distributions on qualifying direct holdings (usually direct ownership of at least 10 or 25% of the share capital or voting rights of the distributing company). The benefit of reduced withholding rate in an applicable tax treaty will generally be available if the person beneficially entitled to the dividend has provided to the payer of the dividend the necessary details on the applicability of the tax treaty before the payment of the dividend.

Where shares in a Finnish company are held through a nominee account, the Finnish distributing company pays the dividends to the nominee account managed by the custodian, who then delivers the dividend payment to the beneficial owner. If such beneficial owner holding the shares through a nominee account is a resident in a tax treaty country, the withholding tax rate on the dividend is 15%, or a higher percentage defined in the applicable tax treaty, provided that the payer (the dividend distributing company or the Finnish custodian bank) with adequate diligence has ensured that the provisions of a tax treaty are applicable to the nominee registered beneficial owner. Such procedure, however, requires that the foreign custodian intermediary is registered in the Finnish Tax Administration’s register and that it is resident in a country that Finland has a tax treaty with. In addition, the foreign custodian intermediary must have an agreement with the Finnish account operator with regard to the custody of the shares in which agreement the foreign custodian intermediary, among others, commits to report the beneficial owner’s residential country to the account operator and to provide additional information to the tax authorities, if needed. If the nominee registered beneficial owner of the dividend is entitled to a lower withholding tax rate than 15%, the application of such a lower withholding tax rate is subject to the provision of detailed information, i.e. either a certificate of taxation at the source or the name, date of birth, identification number and address in the home state of the beneficial owner of the dividend, to the Finnish custodian bank or to the payer of the dividend (the necessary information may also be submitted in connection with an application for refund of the excess withholding tax). If these provisions are not fulfilled, a withholding tax of 30% will be withheld on the dividends paid in respect of shares held through a nominee account.

Foreign Companies Residing in the European Union Member States

No withholding tax is levied under Finnish tax laws on dividends paid to foreign corporate entities that reside, and are subject to corporate tax, in an EU member state as specified in Article 2 of the Council Directive 2011/96/EU on the common system of taxation applicable in the case of parent companies and subsidiaries of different Member States (the “Parent-Subsidiary Directive”), as amended by the Council Directive 2013/13/EU, and that directly hold at least 10% of the capital of the distributing Finnish company.

Foreign Companies Residing in the European Economic Area

Dividends paid to certain foreign corporate entities residing in the European Economic Area are either tax-exempt in full or a lowered rate of withholding tax is applied depending on how the dividend would be taxed if paid to a Finnish corporate entity.

No withholding tax will be levied in Finland on dividends paid to a non-resident entity by a Finnish company, if (i) the entity receiving dividend resides in the European Economic Area; (ii) the Council Directive 2011/16/EU on administrative cooperation in the field of taxation and repealing Directive 77/799/EEC or an agreement on mutual assistance and information exchange in tax matters applies to the home state of the receiver of the dividend; and (iii) the entity receiving dividend is equivalent to a Finnish entity defined in the Finnish Income Tax Act Section 33 d

Sub-section 4 or in Section 6 a of the Finnish Business Income Tax Act; (iv) the dividend would be tax-exempt in full if paid to a Finnish company or corporation; and (v) the dividend receiving entity provides a report (a certificate from the home member state’s tax authority) clarifying that in accordance with the agreements on avoiding double taxation applicable in the home state of the receiver of dividends, the withholding tax cannot be reimbursed in full.

If dividend is paid to a company that fulfils the requirements presented above in the section (iii) and that resides in a country which fulfils the criteria set out in the sections (i) and (ii), but the dividend would be only partly tax exempt if it was paid to a corresponding Finnish entity (refer to the section “—A) Residents—Companies”), a withholding tax will be withheld on the dividends, but the general withholding tax rate will be for such dividends lowered to 15% (instead of 20%). Thus, notwithstanding entities as defined in the Parent-Subsidiary Directive, which fulfil the criteria for tax exemption by directly owning at least 10% of the capital of the Finnish company paying the dividends (refer to the section “—Foreign Companies residing in the European Union Member States”), if the shares of the Finnish company paying dividends are part of the investment assets of the company receiving the dividends, a withholding tax rate of 15% is applied. Depending on the applicable tax treaty, the applicable withholding tax rate can also be lower than 15% (refer to the section “—B) Non-residents”).

Foreign Individuals Residing in the European Economic Area

The dividends paid to a non-resident individual can upon request by the individual in question be taxed, instead of as withholding taxation (refer to the section “—B) Non-residents”), in accordance with the Act on Assessment Procedure (1558/1995, as amended) and thus as resident individuals in Finland are taxed (refer to the section “—A) Residents—Individuals and estates”), provided that (i) the individual receiving dividends resides in the European Economic Area; (ii) the Council Directive 2011/16/EU on administrative cooperation in the field of taxation and repealing Directive 77/799/EEC or an agreement on mutual assistance and information exchange in tax matters applies to the home state of the receiver of the dividend; and (iii) the individual provides a report (a certificate from the home member state’s tax authority) clarifying that in accordance with the agreements on avoiding double taxation applicable in the home state of the receiver of dividends, the withholding tax cannot be reimbursed in full.

Withholding Taxation of Capital Gains

Payments in respect of the Offered Shares or Nokia Shares classified as capital gains for Finnish income tax purposes are not subject to withholding tax or advance withholding of income tax.

French Tax Consequences

The following is a description of the material French income tax and capital gain tax consequences that may be relevant with respect to the Exchange Offer. The following description is applicable to individuals who are French tax residents acting in connection with the management of their private assets and do not trade on a usual basis, as well as legal entities which are French tax residents and subject to corporate income tax. It takes into account the double taxation treaty entered into between Finland and France on September 11, 1970 (the “France-Finland Treaty”).

The present information is a summary of the tax regime in force for general information purposes and is not intended to constitute a complete analysis of all the tax effects which may apply to a French holder of Nokia Shares; French holders of Nokia Shares are advised to consult their usual tax adviser in order to examine their particular situation.

Individuals Who Are French Tax Residents Acting in Connection with the Management of Their Private Assets Outside the Framework of a Share Savings Plan and Who Do Not Perform Stock Exchange Transactions on a Usual Basis

Taxation of Dividends

Pursuant to Article 10 of the France-Finland Treaty, the dividends paid by a company which is a Finnish tax resident, such as Nokia, to a shareholder who is a French tax resident, are only taxable in France.

Subject to a limited number of exceptions, the gross amounts of the distributed income are taxable at 21% by application of Article 117 quarter of the French General Tax Code, provided that this tax is deductible from income tax due for the year in which the dividend was received, the excess, if any, being refunded to the taxpayer.

Such tax is (i) deductible at the source when the taxable company is located in a State which is a member of the European Union or which is a party to the agreement on the European Economic Area and has concluded a treaty on administrative assistance to prevent fraud or tax evasion, in the latter case, subject to the taxpayer’s relevant instructions to the paying establishment or (ii) paid by the taxpayer.

In addition, dividends paid by Nokia are subject to the following social contributions of up to 15.5% deducted in the same manner as the non-definitive tax of 21% referred to above.

Capital Gains Taxation

Pursuant to the provisions of Article 13 of the France-Finland Treaty, the capital gains derived from the transfer of Nokia Shares by individuals residing in France are taxable in France, subject to the capital gains not being attributable to a permanent establishment or a fixed place of business in Finland.

Legal Entities which are French Tax Residents and Subject to Corporate Income Tax

Taxation of Dividends

Pursuant to Article 10 of the France-Finland Treaty, dividends paid by a company which is a Finnish tax resident, such as Nokia, to a shareholder who is a French tax resident are taxable in France.

Capital Gains Taxation

Pursuant to the provisions of Article 13 of the France-Finland Treaty, the capital gains derived from the transfer of Nokia Shares by legal entities tax resident in France are taxable in France, subject to the capital gains not being attributable to a permanent establishment or a fixed place of business in Finland.

Other Situations

The holders of Nokia Shares subject to a tax regime other than those referred to above must contact their usual tax adviser to find out which tax regime applies to their particular case.

LEGAL MATTERS

Certain legal matters in connection with the listing of the Offered Shares and the Exchange Offer will be passed upon for Nokia by Roschier, Attorneys Ltd. as to matters of Finnish law, Skadden, Arps, Slate, Meagher & Flom (UK) LLP as to matters of U.S. law and Skadden, Arps, Slate, Meagher & Flom LLP as to matters of French law.

INDEPENDENT AUDITORS

The consolidated financial statements of Nokia Group for the financial years ended December 31, 2014, 2013 and 2012 were audited by PricewaterhouseCoopers Oy, Authorized Public Accountants, with Mr. Heikki Lassila, Authorized Public Accountant, appointed as the auditor with the principal responsibility. The interim report for the six months ended on June 30, 2015 as well as the pro forma condensed combined financial information presented in this Listing Prospectus are unaudited.

DOCUMENTS AVAILABLE FOR INSPECTION

The following documents are available for inspection during the validity period of the Listing Prospectus on Nokia’s website at http://company.nokia.com/en/investors/financial-reports/filings-related-to-the-Alcatel-Lucent-transaction and within standard business hours at the registered office of Nokia at Karaportti 3, FI-02610 Espoo, Finland:

•	This Listing Prospectus;

•	Independent auditor’s assurance report on the profit forecast included in the Listing Prospectus;

•	Independent auditor’s assurance report on the compilation of the pro forma financial information included in the Listing Prospectus;

•	The Articles of Association of Nokia;

•	The Articles of Association of Alcatel Lucent;

•	The documents incorporated by reference into this Listing Prospectus.

DOCUMENTS INCORPORATED BY REFERENCE

The following documents have been incorporated by reference into this Listing Prospectus in accordance with the Commission Regulation, Article 28. The documents incorporated by reference are available at Nokia’s website athttp://company.nokia.com/en/investors/financial-reports/filings-related-to-the-Alcatel-Lucent-transaction. For the audited financial statements of Alcatel Lucent, including the auditor’s report, for the year ended December 31, 2014, and Alcatel Lucent’s report on Form 6-K for the period ended June 30, 2015 (i.e. Alcatel Lucent Interim Report), refer to pages A-195 to A-293 and A-416 to A-466, respectively, of Annex A.

•	The audited financial statements of Nokia, including the auditor’s report, for the financial year ended December 31, 2014 (included on pages 122–205 of Nokia’s Annual Accounts for the year ended December 31, 2014);

•	The audited financial statements of Nokia, including the auditor’s report, for the financial year ended December 31, 2013 (included on pages 22–100 of Nokia’s Annual Accounts for the year ended December 31, 2013);

•	The audited financial statements of Nokia, including the auditor’s report, for the financial year ended December 31, 2012 (included on pages 18–86 of Nokia’s Annual Accounts for the year ended December 31, 2012);

•	The unaudited interim report of Nokia for the six months ended on June 30, 2015;

•	The annual report of Nokia’s Board of Directors for the financial year ended December 31, 2014 (included on pages 44–77 of Nokia’s Annual Accounts for the year ended December 31, 2014);

•	The annual report of Nokia’s Board of Directors for the financial year ended December 31, 2013 (included on pages 5–19 of Nokia’s Annual Accounts for the year ended December 31, 2013);

•	The annual report of Nokia’s Board of Directors for the financial year ended December 31, 2012 (included on pages 3–16 of Nokia’s Annual Accounts for the year ended December 31, 2012);

•	The audited financial statements of Alcatel Lucent, including the auditor’s report, for the financial year ended December 31, 2013 (included on pages 195–320 of Alcatel Lucent’s annual report on Form 20-F for the year ended December 31, 2013); and

•	The audited financial statements of Alcatel Lucent, including the auditor’s report, for the financial year ended December 31, 2012 (included on pages 181–294 of Alcatel Lucent’s annual report on Form 20-F for the year ended December 31, 2012).

OTHER DOCUMENTS RELATING TO THE EXCHANGE OFFER

The following documents have been or will be prepared in relation to the Exchange Offer and, when available, can be accessed during the validity period of the Listing Prospectus on Nokia’s website at http://company.nokia.com/en/investors/financial-reports/filings-related-to-the-Alcatel-Lucent-transaction. The below is not, and does not purport to be, an exhaustive list of documents that have been or will be prepared in relation to the Exchange Offer.

•	The final Form F-4, as amended or supplemented from time to time, once declared effective by the SEC;

•	The French Offer Document, as amended or supplemented from time to time, once approved by the AMF;

•	The French response document, as amended or supplemented from time to time, once approved by the AMF;

•	The French document relating, in particular, to the legal, financial and accounting characteristics of Nokia;

•	The French document relating, in particular, to the legal, financial and accounting characteristics of Alcatel Lucent;

•	The Schedule TO, as amended or supplemented from time to time, once filed with the SEC; and

•	Alcatel Lucent’s Solicitation/Recommendation Statement on Schedule 14D-9, as amended or supplemented from time to time, once filed with the SEC

GLOSSARY

This section “Glossary” is provided only for the convenience of the reader and should not be relied upon by the reader to provide a comprehensive overview of the terminology required to understand the business of Nokia, Alcatel Lucent or the Combined Company.

3D geo-location capabilities: Geolocation (the wireless detection of the physical location of a remote device) using 3-D modeling increases the accuracy of network planning and optimization for multivendor mobile networks.

3G (Third Generation Mobile Communications): The third generation of mobile communications standards designed for carrying both voice and data generally using WCDMA or close variants.

3GPP (3rd Generation Partnership Project): Joint effort between numerous telecommunications standards development organizations, focused on developing globally applicable specifications for 3G cellular technologies, including codecs and quality of service, to which Nokia contributes.

4G (Fourth Generation Mobile Communications): The fourth generation of mobile communications standards based on LTE, offering IP data connections only and providing true broadband internet access for mobile devices. See also LTE.

5G (Fifth Generation Mobile Communications): The next major phase of mobile telecommunications standards. 5G will be the set of technical components and systems needed to handle new requirements and overcome the limits of current systems.

Alternative Payment Mechanism: Payment methods that are used as an alternative to credit card payments. Most alternative payment methods address a domestic economy or have been specifically developed for electronic commerce and the payment systems are generally supported and operated by local banks. Each alternative payment method has its own unique application and settlement process, language and currency support, and is subject to domestic rules and regulations.

Backbone Network: A backbone network or network backbone is a part of computer network infrastructure that interconnects various pieces of network, providing a path for the exchange of information between different local area networks or subnetworks.

Base station: A network element in a mobile network responsible for radio transmission and reception to or from the mobile station.

Broadband: The delivery of higher bandwidth by using transmission channels capable of supporting data rates greater than the primary rate of 9.6 Kbps.

CDMA (Code Division Multiple Access): A technique in which radio transmissions using the same frequency band are coded in a way that a signal from a certain transmitter can be received only by certain receivers.

CEM (Customer Experience Management): Software suite used to manage and improve the customer experience, based on customer, device and network insights.

Churn: Churn rate is a measure of the number of customers or subscribers who leave their service provider, e.g. a mobile operator, during a given time period.

CloudBand: A business of Alcatel Lucent and the first-to-market carrier grade NFV management and orchestration (MANO) platform purpose-built for service providers.

Cloud-based Solutions: Providing users and enterprises with various capabilities to store and process their data in third-party data centers.

Convergence: The coming together of two or more disparate disciplines or technologies. Convergence types are, for example, IP convergence, fixed-mobile convergence and device convergence.

Core network: A combination of exchanges and the basic transmission equipment that together form the basis for network services.

Cybersecurity Breaches: An incident in which sensitive, protected or confidential data has potentially been viewed, stolen or used by an individual unauthorized to do so. It may involve personal health information, personally identifiable information, trade secrets or intellectual property.

Digital: A signaling technique in which a signal is encoded into digits for transmission.

DSL (Digital Subscriber Line): DSL is a technology for bringing high- bandwidth information to homes and small businesses over ordinary copper telephone lines.

Ecosystem: An industry term to describe the increasingly large communities of mutually beneficial partnerships that participants such as hardware manufacturers, software providers, developers, publishers, entertainment providers, advertisers and ecommerce specialists form in order to bring their offerings to market. At the heart of the major ecosystems in the mobile devices and related services industry is the operating system and the development platform upon which services are built.

Ecosystem Player: A participant in the so-called ecosystem as described above.

EDGE (Enhanced Data Rates for Global Evolution): A technology to boost cellular network capacity and increase data rates of existing GSM networks to as high as 473 Kbit/s.

Emerging Market Countries: An emerging market is a country that has some characteristics of a developed market, but does not meet standards to be a developed market. This includes countries that may be developed markets in the future or were in the past

ETSI (European Telecommunications Standards Institute): Standards produced by the ETSI contain technical specifications laying down the characteristics required for a telecommunications product.

FD-LTE (Frequency Division Long-Term Evolution), also known as FDD (Frequency Division Duplex): A standard for LTE mobile broadband networks. Frequency Division means that separate, parallel connections are used to carry data from the base station to the mobile device (’downlink’) and from the mobile device to the base station (’uplink’).

Fixed Access: In personal communications service (PCS), terminal access to a network in which there is a set relationship between a terminal and the access interface. A single “identifier” serves for both the access interface and the terminal.

Fixed Mobile Convergence: Fixed mobile convergence refers to the ability of telecommunications companies to provide their subscribers with services that interact with and use both the fixed networks of incumbent wireline and/or cable operators and the mobile/cellular networks of mobile operators.

Global Delivery Center: A remote service delivery center with a pool of services experts, automated tools and standardized processes to ensure that services across the entire network life cycle are delivered to operators globally.

Global Services: A segment within Nokia Networks. Global Services provides mobile operators with a broad range of services, including professional services, network implementation and customer care services.

Global Technology Center: R&D center with large R&D resource pools working in global product development programs of business lines. A Global Technology Center hosts organizations with global architecture and system design responsibilities. R&D testing laboratories are located in the Global Technology Centers.

GPS (Global Positioning System): Satellite-based positioning system that is used for reading geographical position and as a source of the accurate coordinated universal time.

GSM (Global System for Mobile Communications): A digital system for mobile communications that is based on a widely-accepted standard and typically operates in the 900 MHz, 1800 MHz and 1900 MHz frequency bands.

Implementation patents: Implementation patents include technologies used to implement functionalities in products or services which are not covered by commitments to standards setting organizations, so they typically offer product differentiation by giving competitive advantage, such as increased performance, smaller size or improved battery life and the patent owner has no obligation to license them to others.

Industrial design: Design process applied for products that will be manufactured at mass scale.

Intangible asset: An asset that is not physical in nature. Corporate intellectual property (items such as patents, trademarks, copyrights, business methodologies), goodwill and brand recognition are all common intangible assets in today’s marketplace.

Internet Protocol: A network layer protocol that offers a connectionless internet work service and forms part of the TCP/IP protocol.

IoT (Internet of Things): All things such as cars, the clothes we wear, household appliances and machines in factories connected to the Internet and able to automatically learn and organize themselves.

IP (Intellectual Property): Intellectual property results from original creative thought, covering items such as patents, copyright material, trademarks, as well as business models and plans.

IP Multimedia Subsystem (IMS): Architectural framework designed to deliver IP-based multimedia services on telco networks; standardized by 3GPP.

IP Routing: IP Routing is an umbrella term for the set of protocols that determine the path that data follows in order to travel across multiple networks from its source to its destination. Data is routed from its source to its destination through a series of routers, and across multiple networks.

IPR (Intellectual Property Right): Legal right protecting the economic exploitation of intellectual property, a generic term used to describe products of human intellect, for example patents, that have an economic value.

IPR licensing: Generally refers to an agreement or an arrangement where a company allows another company to use its intellectual property (such as patents, trademarks or copyrights) under certain terms.

Launcher: An application launcher (such as Z Launcher by Nokia, an intuitive Android launcher) is a computer program that helps a user to locate and start other computer programs.

Low-power: Low-power devices have been designed to use less electric power.

LTE (Long-Term Evolution): 3GPP radio technology evolution architecture and a standard for wireless communication of high-speed data. Also referred to as 4G.

Microwave: An electromagnetic wave with a wavelength in the range 0.001–0.3 m, shorter than that of a normal radio wave but longer than those of infrared radiation.

Mobile broadband: Refers to high-speed wireless internet connections and services designed to be used from arbitrary locations.

NFC (Near Field Communication): A short-range wireless technology that enables people to connect one NFC-enabled device with another, or to read an NFC tag. By bringing one NFC-enabled mobile device close to another NFC device, or to an NFC tag, people can easily share content, access information and services, or pay for goods.

NFV (Network Functions Virtualization): Principle of separating network functions from the hardware they run on by using virtual hardware abstraction.

NSN: Short for Nokia Solutions and Networks, the former name of Nokia’s Nokia Networks business. From 2007, NSN was known as Nokia Siemens Networks until Nokia acquired Siemens’ 50% stake in the joint venture in 2013.

Nuage: The French word for cloud and the name of an Alcatel Lucent subsidiary (Nuage Networks) that focuses on primary SDN and network virtualization play.

Operating system (OS): Software that controls the basic operation of a computer or a mobile device, such as managing the processor and memory. The term is also often used to refer more generally to the software within a device, including, for instance, the user interface.

Operations Support Systems (OSS): A set of programs that help a communications service provider monitor, control, analyze and manage a telephone or computer network.

OZO: Virtual reality camera designed by Nokia Technologies for professional content creators.

Packet: Part of a message transmitted over a packet switched network.

Platform: Software platform is a term used to refer to an operating system or programming environment, or a combination of the two.

PND (Portable Navigation Device): A term used to describe portable devices or devices embedded in a vehicle that are used primarily for navigation. Smartphones and increasingly feature phones may include navigation functionalities, but are not generally referred to as PNDs.

PON (Passive Optical Network): A PON is a telecommunications network that uses point-to-multipoint fiber to the end-points in which unpowered optical splitters are used to enable a single optical fiber to serve multiple end-points.

Product and service incubation: A process set up to provide support for and accelerate the development of new business ideas in the fields of products and services.

Programmable World: Nokia’s vision of the future; a world where connectivity will expand massively, linking people as well as hundreds of billions of physical objects—from cars, home appliances and smartphones, to wearables, industrial equipment and health monitors. What distinguishes the Programmable World from the Internet of Things is the intelligence that is added to data to allow people to interpret and use it, rather than just capture it.

SDN (Software Defined Networking): An approach to computer networking that decouples the network control and forwarding functions enabling the network control to become programmable and the underlying hardware to be abstracted.

SEPs (Standard-Essential Patents): Generally, patents needed to produce products which work on a standard, which companies declare as essential and agree to license on fair, reasonable and non-discriminatory (FRAND) terms.

Small cells: low-powered radio access nodes (micro cells or picocell) and are a vital element to handling very dense data traffic demands. 3G and LTE small cells use spectrum licensed by the operator; WiFi uses unlicensed spectrum which is therefore not under the operator’s exclusive control.

TD-LTE Time Division Long Term Evolution, also known as TDD (Time Division Duplex): An alternative standard for LTE mobile broadband networks. Time Division means that a single connection is used alternately to carry data from the base station to the mobile device (’downlink’) and then from the mobile device to the base station (’uplink’).

TD-SCDMA (Time Division Synchronous Code Division Multiple Access): An alternative 3G standard.

Technology Licensing: Generally refers to an agreement or arrangement where under certain terms a company provides another company with its technology and possibly know-how, whether protected by intellectual property or not, for use in products or services offered by the other company.

Telco Cloud: Applying cloud computing, SDN and NFV principles in telecommunications environment, e.g. separating application software from underlying hardware with automated, programmable interfaces while still retaining telecommunications requirements such as high availability and low latency.

Turnkey Solutions: A type of system that can be easily implemented into current business processes. A turnkey solution is immediately ready to use upon implementation and is designed to fulfill a certain process such as billing, website design, training or content management.

WCDMA (Wideband Code Division Multiple Access): A third-generation mobile wireless technology that offers high data speeds to mobile and portable wireless devices.

WDM (Wavelength-Division Multiplexing): In fiber-optic communications, WDM is a technology which multiplexes a number of optical carrier signals onto a single optical fiber by using different wavelengths (i.e., colors) of laser light. This technique enables bidirectional communications over one strand of fiber, as well as multiplication of capacity.

Wi-Fi: A technology enabling an electronic device to transfer data wirelessly over a network, including high-speed internet connections.

WiMAX (Worldwide Interoperability for Microwave Access): A technology of wireless networks that operates according to the 802.16 standard of the Institute of Electrical and Electronics Engineers (IEEE).

VoIP (Voice over Internet Protocol): Use of the Internet Protocol to carry and route two-way voice communications.

VoLTE (Voice over LTE): Based on the IP Multimedia Subsystem (IMS) network, with specific profiles for control and media planes of voice service on LTE defined by GSMA in PRD IR.92. This approach results in the voice service (control and media planes) being delivered as data flows within the LTE data bearer. This means that there is no dependency on (or ultimately, requirement for) the legacy circuit-switched voice network to be maintained. VoLTE has up to three times more voice and data capacity than 3G UMTS and up to six times more than 2G GSM.

THE COMPANIES

Nokia Oyj	Alcatel Lucent S.A.
Karaportti 3	148/152 Route de la Reine
FI-02610 Espoo	92100 Boulogne-Billancourt
Finland	France

LISTING AGENT

Société Générale

Corporate Finance (CORI/COR/FRA)

75886 Paris Cedex 18

France

LEGAL ADVISERS TO NOKIA

as to Finnish law	as to French law
Roschier, Attorneys Ltd.	Skadden, Arps, Slate, Meagher & Flom LLP
Keskuskatu 7A	68, rue du Faubourg Saint-Honoré
FI-00100 Helsinki	75008 Paris
Finland	France

as to U.S. law

Skadden, Arps, Slate, Meagher & Flom (UK) LLP

40 Bank Street

London E14 5DS

United Kingdom

AUDITOR OF NOKIA

PricewaterhouseCoopers Oy

Itämerentori 2

FI-00180 Helsinki

Finland